As filed with the U.S. Securities and Exchange Commission on April 8, 2022

Registration No. 333-263516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

Amendment No. 1 to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

______________________

Ventoux CCM Acquisition Corp.
(Exact name of registrant as specified in its charter)

______________________

Delaware	6770	84-2968594
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1 East Putnam Avenue, Floor 4
Greenwich, CT
(646) 465-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________________

Edward Scheetz
Chairman and Chief Executive Officer
1 East Putnam Avenue, Floor 4
Greenwich, CT 06830
(646) 465-9000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________________

Copies to:

Brian Lee, Esq. Ilan Katz, Esq. Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 (212) 768-6700	Mathew J. Saur, Esq. Woolery & Co. PLLC 1 Pier 76 408 12th Ave New York, NY 10018 (212) 287-7377	Rajat Suri E La Carte, Inc. 816 Hamilton St. Redwood City, CA 94063 (650) 817-9012	Colin Diamond, Esq. White & Case LLP 1221 Avenue of the Americas New York, NY 10020 (212) 819-8200	Laura Katherine Mann, Esq. Emery Choi, Esq. White & Case LLP 609 Main St. Houston, TX 77002 (713) 496-9700

______________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Merger Agreement to consummate the proposed merger are satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company and emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED APRIL 8, 2022

PROXY STATEMENT FOR SPECIAL MEETING OF
VENTOUX CCM ACQUISITION CORP.

PROSPECTUS FOR SHARES OF
COMMON STOCK OF VENTOUX CCM ACQUISITION CORP.

To the Stockholders of Ventoux CCM Acquisition Corp.:

You are cordially invited to attend the Special Meeting of Stockholders (the “Special Meeting”) of Ventoux CCM Acquisition Corp., which is referred to as “VTAQ.” The Special Meeting will be held on [        ], 2022, at [      ] a.m. Eastern time, via a virtual meeting. You will need the 12-digit meeting control number that is printed on your proxy card to enter the Special Meeting. VTAQ recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts. Please note that you will not be able to attend the Special Meeting in person.

At the Special Meeting, VTAQ stockholders will be asked to consider and vote upon the following proposals (the “Proposals”):

Proposal 1. The Business Combination Proposal — to consider and vote on a proposal to adopt and approve the Agreement and Plan of Merger, dated as of November 10, 2021 (the “Merger Agreement”), by and among VTAQ, Ventoux Merger Sub I Inc., a Delaware corporation and a direct, wholly-owned subsidiary of VTAQ (“Ventoux Merger Sub I”), Ventoux Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of VTAQ (“Ventoux Merger Sub II”), and E La Carte, Inc., a Delaware corporation (d/b/a Presto, Inc. “Presto”), pursuant to which (a) Ventoux Merger Sub will merge with and into Presto (the “First Merger”), with Presto being the surviving entity in the First Merger and continuing (immediately following the First Merger) as a wholly-owned subsidiary of VTAQ (the “Surviving Corporation”) and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Ventoux Merger Sub II (the “Second Merger”), with Ventoux Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a wholly-owned subsidiary of VTAQ, which will be renamed “Presto Technologies, Inc.” (“New Presto”) at that time (the “Mergers” and the other transactions contemplated by the Merger Agreement (the “Business Combination” and such proposal, the “Business Combination Proposal”). A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A;

Proposal 2. The Charter Amendment Proposal — assuming the Business Combination Proposal is approved and adopted, to consider and vote on a proposal to adopt the proposed second amended and restated certificate of incorporation of VTAQ (the “Proposed Certificate of Incorporation”) attached hereto as Annex B (the “Charter Amendment Proposal”);

Proposal 3. The Governance Proposal — to consider and vote, on a non-binding advisory basis, on eight separate governance proposals relating to the following material differences between the Current Charter and the Proposed Certificate of Incorporation (collectively, the “Governance Proposal”):

(A)    to amend the name of VTAQ to “Presto Technologies, Inc.” from “Ventoux CCM Acquisition Corp.” and remove certain provisions related to VTAQ’s status as a special purpose acquisition company that will no longer be relevant following the closing of the Business Combination;

(B)    to increase the authorized shares of (i) common stock, par value $0.0001 par value (the “Common Stock”) from 50,000,000 shares to 180,000,000 shares and (ii) preferred stock from 1,000,000 shares to 1,500,000 shares;

(C)    to require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of New Presto entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend or repeal New Presto’s bylaws;

(D)    to require, subject to the special rights of the holders of any series of Preferred Stock, that no director may be removed from the board of directors of New Presto (the “New Presto Board”) except for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding shares of capital stock of New Presto entitled to vote generally in the election of directors voting together as a single class;

(E)    to require that unless two-thirds of the New Presto Board approves such an amendment or repeal of the Supermajority Provisions, the vote of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of New Presto entitled to vote generally in the election of directors, voting together as a single class to amend or repeal certain provisions in the Proposed Charter relating to the Supermajority Provisions;

(F)    to require that special meetings of stockholders of New Presto may be called only by the Chairperson of the New Presto Board, the Chief Executive Officer or the New Presto Board acting pursuant to a resolution adopted by a majority of the Whole Board, and may not be called by any other person or persons;

(G)    to classify the New Presto Board into three classes, with each class consisting, as nearly as may be possible, of one third of the total number of directors constituting the whole board. Each director shall hold office for a three-year term or until the next annual meeting of stockholders at which such director’s class is up for election or his or her earlier resignation, removal or death, with the term for Class I directors expiring at the annual meeting of stockholders to be held in 2022, the term of the Class II directors expiring at the annual meeting of stockholders to be held in 2023 and the term of the Class III directors expiring at the annual meeting of stockholders to be held in 2024; and

(H)    to require that stockholders of New Presto only act at annual and special meetings of stockholders and not by written consent;

Proposal 4. The Stock Issuance Proposal — to consider and vote on a proposal to approve, for purposes of complying with Nasdaq Rules 5635(a) and (b), the issuance of more than 20% of the issued and outstanding Common Stock and the resulting change in control in connection with the Business Combination (the “Stock Issuance Proposal”);

Proposal 5. The PIPE Proposal — to consider and vote on a proposal to approve, for the purposes of complying with Nasdaq Rules 5635(d) the issuance of more than 20% of the issued and outstanding Common Stock in the PIPE Investment (as defined in the accompanying proxy statement/prospectus), upon the completion of the Business Combination, to the extent such issuances would require a stockholder vote (the “PIPE Proposal”);

Proposal 6. The Directors Proposal — to consider and vote upon a proposal to elect, effective as of the consummation of the Business Combination seven directors to serve staggered terms on the New Presto Board until the 2022, 2023 and 2024 annual meeting stockholders, respectively, or until such directors’ successors have been duly elected and qualified, or until such directors’ earlier death, resignation, retirement or removal (the “Directors Proposal,” and, together with Business Combination Proposal, the Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal, the “Condition Precedent Proposals”);

Proposal 7. The Incentive Plan Proposal — to consider and vote on a proposal to approve the 2022 Incentive Award Plan (the “Incentive Plan”), a copy of which is annexed to this proxy statement/prospectus as Annex D, in connection with the Business Combination (the “Incentive Plan Proposal”);

Proposal 8. The 2022 Employee Stock Purchase Plan Proposal — to consider and vote on a proposal to approve the 2022 Employee Stock Purchase Plan (the “ESPP”), a copy of which is annexed to this proxy statement/prospectus as Annex E, in connection with the Business Combination (the “ESPP Proposal”); and

Proposal 9. The Adjournment Proposal — to approve, if necessary, a proposal to adjourn the Special Meeting to a later date or dates to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the any of the condition precedent proposals or if we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived (the “Adjournment Proposal”).

As we previously announced, on November 10, 2021, VTAQ entered into the Merger Agreement, by and among VTAQ, Ventoux Merger Sub, Ventoux Merger Sub II and Presto. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

The Merger Agreement provides for the merger of Ventoux Merger Sub with and into Presto (the “First Merger”), with Presto being the surviving entity in the First Merger and continuing (immediately following the First Merger) as a wholly-owned subsidiary of VTAQ (the “Surviving Corporation”), and following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Ventoux Merger Sub II (the “Second Merger”), with Ventoux Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a wholly-owned subsidiary of VTAQ. In connection with the Business Combination, VTAQ shall be renamed “Presto Technologies, Inc.”

Under the Merger Agreement, VTAQ has agreed to acquire all of the outstanding shares of Presto common stock in exchange for 80,000,000 shares of VTAQ’s common stock, par value $0.0001 per share (“VTAQ Common Stock”), subject to adjustment as explained below (the “Aggregate Base Consideration”).

In addition to the Aggregate Base Consideration, Presto stockholders may be entitled to receive, as additional consideration, and without any action on behalf of VTAQ, Ventoux Merger Sub, Ventoux Merger Sub II or VTAQ’s stockholders, 15,000,000 additional shares of common stock of New Presto (the “Contingent Consideration”), to be issued as follows: (A) 7,500,000 shares of Contingent Consideration, if, during the period from and after the Closing until the third anniversary of the Closing, the volume weighted average price (“VWAP” as defined in the Business Combination Agreement) of New Presto Common Stock is greater than or equal to $12.50 for any 20 trading days within a period of 30 consecutive trading days, and (B) an additional 7,500,000 shares of Contingent Consideration, if, during the period from and after the Closing until the fifth anniversary of the Closing, the VWAP of New Presto Common Stock is greater than or equal to $15.00 for any 20 trading days within a period of 30 consecutive trading days (such additional shares, the “Contingent Consideration” and together with the Aggregate Base Consideration, the “Merger Consideration”).

Subject to the terms and conditions set forth in the Merger Agreement,

a.      immediately prior to the effective time of the First Merger (the “Effective Time”), (i) each share of Presto preferred stock that is issued and outstanding immediately prior to the Effective Time shall be converted into one share of Presto common stock and (ii) each share of Company Non-Voting Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into one share of Presto common stock;

b.      at the Effective Time, each share of Presto common stock issued and outstanding immediately prior to the Effective Time shall be canceled and automatically converted into such Presto Stockholder’s right to receive, without interest, the number of shares of VTAQ Common Stock equal to the quotient obtained by dividing (i) 80,000,000 by (ii) (A) the fully-diluted number of shares of Presto common stock outstanding immediately prior to the Effective Time minus, if any, (B) any shares of Presto common stock (1) issued or issuable in connection with permitted acquisitions undertaken by the Company prior to the Closing, (2) held in the treasury of the Company or owned by VTAQ, Ventoux Merger Sub, Ventoux Merger Sub II or the Company immediately prior to the Effective Time, and (3) owned by a holder who is entitled to demand and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the Delaware General Corporation Law (the “Exchange Ratio”); and

c.      at the Effective Time, each outstanding option to purchase shares of Presto common stock (a “Presto Option”) will be assumed by New Presto and will be converted into (i) an option to acquire common stock of New Presto with the same terms and conditions as applied to the Presto Option immediately prior to the Effective Time (each such option, a “New Presto Option”) and (ii) with respect to each share of Presto common stock subject to such Presto Option immediately prior to the Effective Time, the right to receive a portion of the Contingent Consideration, if any. The number of shares underlying such New Presto Option will be determined by multiplying the number of shares of Presto common stock subject to such option immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Presto Option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the exchange ratio, which quotient shall be rounded up to the nearest full cent.

Following completion of the Business Combination and assuming no holders of Common Stock underlying the units (the “Public Shares”) sold in the VTAQ IPO (as defined below) elect to redeem their shares, Ventoux Acquisition Holdings LLC (“Ventoux Acquisition”) and Chardan International Investments, LLC (“Chardan Investments” and together with Ventoux Acquisition, the “Sponsors”) together with VTAQ’s officers and directors, the public stockholders, the PIPE Investment (as defined below) investors and holders of Presto capital stock (the “Presto Equityholders”) will own approximately 4.3%, 18.7%, 1.9% and 74.1% of the outstanding common stock of New Presto, respectively. These percentages are calculated based on a number of assumptions (described in the accompanying proxy statement/prospectus) and are subject to adjustment in accordance with the terms of the Merger Agreement.

The approval of the Charter Amendment Proposal requires the affirmative vote of a majority of the issued and outstanding shares of VTAQ Common Stock as of the record date (the “Record Date”) for the Special Meeting. The approval of the Business Combination Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Incentive Plan Proposal, ESPP Proposal and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of VTAQ Common Stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting. Approval of the Directors Proposal will require the vote by a plurality of the shares of the Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Special Meeting. If the Business Combination Proposal is not approved, the Charter Amendment Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, Incentive Plan Proposal and the ESPP Proposal will not be presented to the VTAQ stockholders for a vote. The approval of the Business Combination Proposal, the Charter Amendment Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal and the ESPP Proposal are preconditions to the consummation of the Business Combination.

VTAQ Common Stock, Units (as defined below), Warrants and Rights (as defined below) are currently listed on Nasdaq under the symbols “VTAQ,” “VTAQU,” “VTAQW” and “VTAQR,” respectively. VTAQ intends to apply to list New Presto common stock and public warrants on Nasdaq under the symbols “PRST” and “PRSTW” respectively, upon the Closing. The Rights will automatically convert into New Presto common stock after the Closing on a 1-for-20 basis. You must own at least 20 Rights in order to receive one New Presto share. New Presto will not have units traded following the Closing.

Pursuant to the certificate of incorporation of VTAQ as of the date hereof (the “Current Charter”), VTAQ is providing its public stockholders with the opportunity to redeem, upon the Closing, shares of its Common Stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the closing of the Business Combination) in the trust account (the “Trust Account”) that holds the proceeds (including interest but less franchise and income taxes payable) of VTAQ’s initial public offering (the “VTAQ IPO”). For illustrative purposes, based on funds in the Trust Account of approximately $174.3 million on December 31, 2021, the estimated per share redemption price would have been approximately $10.10. Public stockholders may elect to redeem their shares regardless whether they vote for, against or abstain on the Business Combination Proposal. A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming in the aggregate 20% or more of his, her or its shares or, if part of such a group, the group’s shares, of Common Stock included in the Units sold in the VTAQ IPO. Holders of VTAQ’s outstanding Rights and Units do not have redemption rights with respect to such securities in connection with the Business Combination. Holders of outstanding Units must separate the underlying Public Shares and Rights prior to exercising redemption rights with respect to the Public Shares. The Sponsors, officers and directors have agreed to waive their redemption rights with respect to any shares of VTAQ Common Stock they may hold in connection with the consummation of the Business Combination, and such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of December 7, 2021, the Sponsors own 18.2% of the issued and outstanding shares of VTAQ Common Stock. The Sponsors and the directors and officers of VTAQ have agreed to vote any shares of VTAQ Common Stock owned by them in favor of the Business Combination Proposal.

VTAQ is providing this proxy statement/prospectus and accompanying proxy card to VTAQ stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting. Whether or not you plan to attend the Special Meeting, VTAQ urges you to read this proxy statement/prospectus (and any documents incorporated into this proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors.”

After careful consideration, the board of directors of VTAQ has unanimously approved and adopted the Merger Agreement and the transactions contemplated therein and unanimously recommends that VTAQ stockholders vote “FOR” adoption and approval of the Business Combination Proposal, “FOR” the Charter Amendment Proposal, “FOR” the Governance Proposal, “FOR” the Stock Issuance Proposal, “FOR” the PIPE Proposal, “FOR” the Directors Proposal, “FOR” the Incentive Plan Proposal and “FOR” the ESPP Proposal presented to VTAQ stockholders in this proxy statement/prospectus, and “FOR” the Adjournment Proposal. When you consider the board of directors’ recommendation of these proposals, you should keep in mind that the directors and officers of VTAQ have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

Each redemption of shares of VTAQ Common Stock by VTAQ public stockholders will decrease the amount in the Trust Account, which held total assets of approximately $174.3 million as of December 31, 2021. Net tangible assets will be maintained at a minimum of $5,000,001 upon consummation of the Business Combination.

Your vote is very important. If you are a registered stockholder, please vote your shares as soon as possible to ensure that your vote is counted, regardless of whether you expect to attend the Special Meeting in person on line, by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting. The transactions contemplated by the Merger Agreement will be consummated only if the Business Combination Proposal, the Charter Amendment Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, Incentive Plan Proposal and the ESPP Plan are approved at the Special Meeting. The Charter Amendment Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal and the ESPP Proposal are conditioned on the approval of the Business Combination Proposal and satisfaction of other closing conditions.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” the Business Combination Proposal, “FOR” for the Charter Amendment Proposal, “FOR” for the Governance Proposal, “FOR” the Stock Issuance Proposal, “FOR” the PIPE Proposal, “FOR” the Directors Proposal, “FOR” for the Incentive Plan Proposal, and “FOR” the ESPP Proposal to be presented at the Special Meeting and “FOR” the Adjournment Proposal, if presented. If you fail to return your proxy card or fail to submit your proxy by telephone or over the Internet, or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting in person on line, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting, and, if a quorum is present, will have no effect on the Proposals. If you are a stockholder of record and you attend the Special Meeting and wish to vote during the Special Meeting, you may withdraw your proxy and vote during the Special Meeting.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST AFFIRMATIVELY VOTE EITHER “FOR” OR “AGAINST” THE BUSINESS COMBINATION PROPOSAL AND DEMAND THAT VTAQ REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO VTAQ’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE INITIALLY SCHEDULED VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING DEPOSITORY TRUST COMPANY’S DEPOSIT WITHDRAWAL AT CUSTODIAN (“DWAC”) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of VTAQ’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Edward Scheetz
Chief Executive Officer and Chairman of the
Board of Directors

Ventoux CCM Acquisition Corp.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [         ], 2022 and is first being mailed to the stockholders of VTAQ on or about [            ], 2022.

Ventoux CCM Acquisition Corp.
1 East Putnam Avenue, Floor 4
Greenwich, CT
(646) 465-9000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
OF VENTOUX CCM ACQUISITION CORP.

To Be Held On [            ], 2022

To the Stockholders of Ventoux CCM Acquisition Corp.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “Special Meeting”) of Ventoux CCM Acquisition Corp., a Delaware corporation (“VTAQ,” “we,” “our” or “us”), will be held on [    ], 2022, at [            ] a.m., Eastern time, via live webcast at the following address [        ]. You will need the 12-digit meeting control number that is printed on your proxy card to enter the Special Meeting. VTAQ recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts. You are cordially invited to attend the Special Meeting for the following purposes:

Proposal 1. The Business Combination Proposal — to consider and vote on a proposal to adopt and approve (a) the Agreement and Plan of Merger, dated as of November 10, 2021 (the “Merger Agreement”), by and among VTAQ, Ventoux Merger Sub I Inc., a Delaware corporation and a direct, wholly-owned subsidiary of VTAQ (“Ventoux Merger Sub I”), Ventoux Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of VTAQ (“Ventoux Merger Sub II”), and E La Carte, Inc., a Delaware corporation (d/b/a Presto, Inc. “Presto”), pursuant to which (a) Ventoux Merger Sub will merge with and into Presto (the “First Merger”), with Presto being the surviving entity in the First Merger and continuing (immediately following the First Merger) as a wholly-owned subsidiary of VTAQ (the “Surviving Corporation”) and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Ventoux Merger Sub II (the “Second Merger”), with Ventoux Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a wholly-owned subsidiary of VTAQ (the “Mergers” and the other transactions contemplated by the Merger Agreement (the “Business Combination” and such proposal, the “Business Combination Proposal”). A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A;

Proposal 2. The Charter Amendment Proposal — to consider and vote on a proposal to adopt the proposed amended and restated certificate of incorporation of VTAQ (the “Proposed Certificate of Incorporation”) attached hereto as Annex B (the “Charter Amendment Proposal”);

Proposal 3. The Governance Proposal — to consider and vote, on a non-binding advisory basis, on eight separate governance proposals relating to the following material differences between the Current Charter and the Proposed Certificate of Incorporation (collectively, the “Governance Proposal”):

(A)    to amend the name of VTAQ to “Presto Technologies, Inc.” from “Ventoux CCM Acquisition Corp.” and remove certain provisions related to VTAQ’s status as a special purpose acquisition company that will no longer be relevant following the closing of the Business Combination;

(B)    to increase the authorized shares of (i) Common Stock from 50,000,000 shares to 180,000,000 shares and (ii) preferred stock from 1,000,000 shares to 1,500,000 shares;

(C)    to require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of New Presto entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend or repeal New Presto’s bylaws;

(D)    to require, subject to the special rights of the holders of any series of Preferred Stock, that no director may be removed from the New Presto Board except for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding shares of capital stock of New Presto entitled to vote generally in the election of directors voting together as a single class;

(E)    to require that unless two-thirds of the New Presto Board approves such an amendment or repeal of the Supermajority Provisions, the vote of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of New Presto entitled to vote generally in the election of directors, voting together as a single class to amend or repeal certain provisions in the Proposed Charter relating to the Supermajority Provisions;

(F)    to require that special meetings of stockholders of New Presto may be called only by the Chairperson of the New Presto Board, the Chief Executive Officer or the New Presto Board acting pursuant to a resolution adopted by a majority of the Whole Board, and may not be called by any other person or persons;

(G)    to classify the New Presto Board into three classes, with each class consisting, as nearly as may be possible, of one third of the total number of directors constituting the whole board. Each director shall hold office for a three-year term or until the next annual meeting of stockholders at which such director’s class is up for election or his or her earlier resignation, removal or death, with the term for Class I directors expiring at the annual meeting of stockholders to be held in 2022, the term of the Class II directors expiring at the annual meeting of stockholders to be held in 2023 and the term of the Class III directors expiring at the annual meeting of stockholders to be held in 2024; and

(H)    to require that stockholders of New Presto only act at annual and special meetings of stockholders and not by written consent;

Proposal 4. The Stock Issuance Proposal — to consider and vote on a proposal to approve, for purposes of complying with Nasdaq Rules 5635(a) and (b), the issuance of more than 20% of the issued and outstanding VTAQ common stock, $.0001 par value, (“VTAQ Common Stock” or the “Common Stock”) and the resulting change in control in connection with the Business Combination (the “Stock Issuance Proposal”);

Proposal 5. The PIPE Proposal — to consider and vote on a proposal to approve, or the purposes of complying with Nasdaq Rules 5635(d), the issuance of more than 20% of the issued and outstanding Common Stock in the PIPE Investment (as defined in the accompanying proxy statement/prospectus), upon the completion of the Business Combination (the “PIPE Proposal”);

Proposal 6. The Directors Proposal — to consider and vote upon a proposal to elect, effective as of the consummation of the Business Combination seven directors to serve staggered terms on the New Presto Board until the 2022, 2023 and 2024 annual meeting stockholders, respectively, or until such directors’ successors have been duly elected and qualified, or until such directors’ earlier death, resignation, retirement or removal (the “Directors Proposal,” and, together with Business Combination Proposal, the Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal, the “Condition Precedent Proposals”);

Proposal 7. The Incentive Plan Proposal — to consider and vote on a proposal to approve the 2022 Incentive Award Plan (the “Incentive Plan”), a copy of which is annexed to this proxy statement/prospectus as Annex D, in connection with the Business Combination (the “Incentive Plan Proposal”);

Proposal 8. The Employee Stock Purchase Plan Proposal — to consider and vote on a proposal to approve the 2022 Employee Stock Purchase Plan (the “ESPP”), a copy of which is annexed to this proxy statement/prospectus as Annex E, in connection with the Business Combination (the “ESPP Proposal”); and

Proposal 9. The Adjournment Proposal — to approve, if necessary, a proposal to adjourn the Special Meeting to a later date or dates to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve any of the condition precedent proposals or if we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived (the “Adjournment Proposal”).

Only holders of record of VTAQ Common Stock at the close of business on [            ], 2022 (the “Record Date”) are entitled to notice of the Special Meeting and to vote at the Special Meeting and any adjournments or postponements of the Special Meeting. A complete list of VTAQ stockholders of record entitled to vote at the Special Meeting will be available for ten days before the Special Meeting at the principal executive offices of VTAQ for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting.

Pursuant to VTAQ’s Charter, VTAQ is providing VTAQ public stockholders with the opportunity to redeem, upon the closing of the Business Combination, shares of VTAQ Common Stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the closing of the Business Combination) in the Trust Account that holds the proceeds (including interest but less franchise and income taxes payable) of the VTAQ IPO. For illustrative purposes, based on funds in the Trust Account of approximately $174.3 million on December 31, 2021, the estimated per share redemption price would have been approximately $10.10.

Public stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal.    A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, with respect to 20% or more of the shares of Common Stock included in the Units sold in VTAQ’s initial public offering (the “VTAQ IPO”). Holders of VTAQ’s outstanding Rights (as defined below) and Units (as defined below) do not have redemption rights with respect to such securities in connection with the Business Combination. Holders of outstanding Units must separate the Common Stock underlying the Units sold in the VTAQ IPO (“the Public Shares”) and Rights prior to exercising redemption rights with respect to the Public Shares. Ventoux Acquisition Holdings LLC and Chardan International Investments, LLC (the “Sponsors”), officers and directors have agreed to waive their redemption rights with respect to any shares of VTAQ Common Stock they may hold in connection with the consummation of the Business Combination, and such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Currently, the Sponsors own 18.2% of the issued and outstanding shares of VTAQ Common Stock. The Sponsors, directors and officers have agreed to vote any shares of VTAQ Common Stock owned by them in favor of the Business Combination Proposal.

The approval of the Charter Amendment requires the affirmative vote of a majority of the issued and outstanding shares of VTAQ Common Stock as of the Record Date for the Special Meeting. The approval of the Business Combination Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of VTAQ Common Stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting. Approval of the Directors Proposal will require the vote by a plurality of the shares of the Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Special Meeting. If the Business Combination Proposal is not approved, the Charter Amendment Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal and the ESPP Proposal will not be presented to the VTAQ stockholders for a vote. The approval of the Business Combination Proposal, the Charter Amendment Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal and the ESPP Proposal are preconditions to the consummation of the Business Combination. VTAQ’s board of directors has already approved the Business Combination.

As of December 31, 2021, there was approximately $174.3 million in the Trust Account. Each redemption of shares of VTAQ Common Stock by its public stockholders will decrease the amount in the Trust Account. Net tangible assets will be maintained at a minimum of $5,000,001 upon consummation of our initial business combination.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the Proposals. We encourage you to read this proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Morrow Sodali at its toll-free number (800) 662-5200 or via email at VTAQ.info@investor.morrowsodali.com.

[        ], 2022

By Order of the Board of Directors

Edward Scheetz
Chief Executive Officer and
Chairman of the Board of Directors

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD SHARES OF VTAQ COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF VTAQ COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (III) DELIVER YOUR SHARES OF VTAQ COMMON STOCK TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE SPECIAL MEETING — REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by VTAQ (File No. 333-263516) (the “Registration Statement”), constitutes a prospectus of VTAQ under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Common Stock to be issued if the Business Combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the special meeting of VTAQ stockholders at which VTAQ stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Merger Agreement, among other matters.

VTAQ files reports, proxy statements/prospectuses and other information with the SEC as required by the Exchange Act. You can read VTAQ’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the special meeting, you should contact us by telephone or in writing:

Edward Scheetz
Chief Executive Officer
1 East Putnam Avenue, Floor 4
Greenwich, CT
(646) 465-9000

You may also obtain these documents by requesting them in writing or by telephone from our proxy solicitor, Morrow Sodali at its toll-free number (800) 662-5200 or via email at VTAQ.info@investor.morrowsodali.com.

If you are a stockholder of VTAQ and would like to request documents, please do so by [        ], 2022 to receive them before the VTAQ special meeting of stockholders. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus contains information concerning the market and industry in which Presto conducts its business. Presto operates in an industry in which it is difficult to obtain precise industry and market information. Presto has obtained market and industry data in this proxy statement/prospectus from industry publications and from surveys or studies conducted by third parties that it believes to be reliable. Presto cannot assure you of the accuracy and completeness of such information, and it has not independently verified the market and industry data contained in this proxy statement/prospectus or the underlying assumptions relied on therein. As a result, you should be aware that any such market, industry and other similar data may not be reliable. While Presto is not aware of any misstatements regarding any industry data presented in this proxy statement/prospectus, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the section entitled “Risk Factors” below.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “VTAQ” refer to Ventoux CCM Acquisition Corp.

In this document:

“Adjournment Proposal” means the proposal to adjourn the Special Meeting to a later date or dates to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the any of the condition precedent proposals or if we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived.

“Aggregate Base Consideration” means 80,000,000 shares of VTAQ Common Stock.

“Aggregate Fully Diluted Company Common Shares” means (A) the fully-diluted number of shares of Presto common stock outstanding immediately prior to the Effective Time minus, if any, (B) any shares of Presto common stock (1) issued or issuable in connection with certain permitted acquisitions undertaken by the Company prior to the Closing, (2) held in the treasury of the Company or owned by VTAQ, Ventoux Merger Sub, Ventoux Merger Sub II or the Company immediately prior to the Effective Time, and (3) owned by a holder who is entitled to demand and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the Delaware General Corporation Law.

“Amended and Restated Registration Rights Agreement” means the amended and restated registration rights agreement entered into between New Presto, the Sponsors, VTAQ’s directors and officers, the Notes Investor and certain Presto Stockholders in connection with the consummation of the Business Combination.

“Amended and Restated Warrant Agreement” means the amended and restated warrant agreement entered into between New Presto, the Sponsors and Continental in connection with the consummation of the Business Combination.

“Board” means the board of directors of VTAQ.

“Business Combination” means the business combination pursuant to the Merger Agreement.

“Business Combination Proposal” means the proposal to approve the Business Combination.

“Cash Interest” means the cash interest on the Notes, which if elected, will be payable at a rate of 9.0% per annum in cash.

“Chardan” means Chardan Capital Markets, LLC

“Chardan Investments” means Chardan International Investments, LLC, one of the Sponsors of VTAQ.

“Chardan Marketing Fee” means $6,037,500 entitled to Chardan upon the completion of the Business Combination.

“Charter” or “Current Charter” means VTAQ’s current amended and restated certificate of incorporation as filed with the Secretary of State of the State of Delaware on December 23, 2020.

“Charter Amendment Proposal” means the proposal to adopt the Proposed Certificate of Incorporation.

“Closing” means the closing of the Business Combination.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Entity” means VTAQ after the event in which Presto becomes a wholly-owned subsidiary of VTAQ.

“Committee” means a committee of at least two people appointed by the Board to administer the Incentive Plan.

“Continental” means Continental Stock Transfer & Trust Company.

“Contingent Consideration” means 15,000,000 additional shares of the common stock of New Presto to be issued to the securityholders of Presto, contingent on achievement of certain milestones.

“Condition Precedent Proposals” means the Business Combination Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal.

“Conversion Rate” means an initial conversion price equal to the lesser of (i) $13.00 and (ii) a 30% premium to the lowest per share price at which any equity of VTAQ is issued within 15 days prior to the Closing.

“Convertible Note Subscription Agreement” means the convertible note subscription agreement VTAQ entered into with an institutional accredited investor, dated as of November 10, 2021.

“Convertible Notes Conversion” means the cancellation or conversion of all Convertible Notes outstanding immediately prior to the Effective Time into (i) the right to receive the applicable portion of the Common Stock of the combined entity equal to (A) the Exchange Ratio, multiplied by (B) the number of Presto Common Stock or the number of Presto Common Stock into which the Presto Preferred Stock converts issuable pursuant to such Presto Convertible Note immediately prior to the Effective Time.

“Current Charter” means the certificate of incorporation of VTAQ as of the date hereof.

“Debt PIPE Investment” means the sale of $55,000,000 in aggregate principal amount of Notes and an aggregate of 1,000,000 warrants in a private placement to close immediately prior to or substantially concurrently with the Closing.

“DGCL” means the Delaware General Corporation Law.

“Directors Proposal” means the proposal to elect, effective as of the consummation of the Business Combination seven directors to serve staggered terms on the New Presto Board until the 2022, 2023 and 2024 annual meeting stockholders, respectively, or until such directors’ successors have been duly elected and qualified, or until such directors’ earlier death, resignation, retirement or removal.

“Effective Time” means the time at which the Business Combination became effective pursuant to its terms.

“Equity PIPE Investment” means the sale of an aggregate of 1,500,000 shares of common stock for $10.00 per share in private placements to close immediately prior to or substantially concurrently with the Closing.

“ESPP” means the 2022 Employee Stock Purchase Plan.

“ESPP Proposal” means the proposal to approve the ESPP.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the quotient obtained by dividing (a) 80,000,000 by (b) the number of Aggregate Fully Diluted Company Common Shares.

“First Merger” means the merger pursuant to which Ventoux Merger Sub will merge with and into Presto.

“First Milestone Contingent Consideration” means 7,500,000 shares of New Presto Common Stock, in the aggregate, if at any time prior to or as of the third anniversary of the Closing, the VWAP of VTAQ Common Stock equals or exceeds $12.50 for any 20 Trading Days within any 30 Trading Day period.

“Founders Shares” means the outstanding shares of our Common Stock held by the Sponsors, our directors and affiliates of our management team since December 23, 2020.

“Fundamental Change” A “Fundamental Change” will be deemed to have occurred at the time after the Notes are originally issued if any of the following occurs:

(a)     a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than us, our wholly owned subsidiaries and our and their employee benefit plans, has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity and has filed a Schedule TO (or any successor schedule, form or report) or any schedule, form or report under the Exchange Act that discloses such fact, unless such beneficial ownership arises solely as a result of a revocable proxy delivered in response to a public proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act and is not also then reportable on Schedule 13D or Schedule 13G (or any successor schedule) under the Exchange Act; provided that no person or group shall be deemed to be the beneficial owner of any securities tendered pursuant to a tender or exchange offer made by or on behalf of such person or group until such tendered securities are accepted for purchase or exchange under such offer;

(b)    the consummation of (A) any recapitalization, reclassification or change of our Common Stock (other than changes resulting from a subdivision or combination) as a result of which our Common Stock would be converted into, or exchanged for, stock, other securities, other property or assets; (B) any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or assets; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our wholly owned subsidiaries; provided, however, that neither (i) a transaction described in clause (A) or clause (B) in which the holders of all classes of our Common Stock immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Stock of the continuing or surviving corporation or transferee or the direct or indirect parent thereof immediately after such transaction in substantially the same proportions (relative to each other) as such ownership immediately prior to such transaction nor (ii) any merger of the Company solely for the purpose of change its jurisdiction of incorporation that results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of common stock of the surviving entity shall, in each case, be a Fundamental Change pursuant to this clause (b);

(c)     our stockholders approve any plan or proposal for the liquidation or dissolution of us; or

(d)    our Common Stock ceases to be listed or quoted on any of The New York Stock Exchange or The NASDAQ Stock Market, and is not listed or quote on either such exchange one trading day following such event.

A transaction or transactions described in clause (a) or clause (b) above will not constitute a fundamental change, however, if at least 90% of the consideration received or to be received by our common stockholders, excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights, in connection with such transaction or transactions consists of shares of common stock that are listed or quoted on any of The New York Stock Exchange or the Nasdaq Stock Market or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions and as a result of such transaction or transactions the Notes become convertible into such consideration, excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights.

“Governance Proposal” means the eight separate governance proposals relating to the material differences between the Current Charter and the Proposed Certificate of Incorporation.

“Incentive Plan” means the 2022 Incentive Award Plan.

“Incentive Plan Proposal” means the proposal to approve the Incentive Award Plan.

“Indenture” means the indenture governing the Notes.

“ISOs” means incentive stock options.

“Mandatory Conversion” means VTAQ’s option to convert the Notes in whole but not in part at any time on or after the first anniversary of the issuance of the Notes until the second business day prior to maturity.

“Mergers” means the First Merger and Second Merger.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of November 10, 2021, by and among VTAQ, Ventoux Merger Sub I, Ventoux Merger Sub II and Presto.

“Merger Consideration” means the Contingent Consideration together with the Aggregate Base Consideration.

“Merger Consideration Shares” means the 80,000,000 shares of Common Stock, subject to adjustment in accordance with the Merger Agreement, to be issued as part of the consideration for the Business Combination.

“Minimum Cash Condition” means an aggregate cash amount of at least $65,000,000 available at Closing from the Trust Account and PIPE Investors.

“Note Investor” means the institutional accredited investor purchasing the Notes and the Note Financing Warrants in the Debt PIPE Investment.

“New Presto” means VTAQ after the event in which Presto becomes a wholly-owned subsidiary of VTAQ and VTAQ changes its name to Presto Technologies, Inc.

“New Presto Board” means the board of directors of Presto Technologies, Inc. following the Business Combination.

“New Presto’s Bylaws” means the bylaws of New Presto.

“New Presto Common Stock” means the common stock of New Presto, $0.0001 par value per share.

“New Presto Option” means an option to acquire common stock of New Presto with the same terms and conditions as applied to the Presto Option immediately prior to the Effective Time.

“Notes” mean the $55,000,000 in aggregate principal amount of convertible notes sold in connection with the Debt PIPE Investment.

“Note Financing Warrants” mean the aggregate of 1,000,000 warrants sold connection with the Debt PIPE Investment.

“PCAOB” means Public Company Accounting Oversight Board.

“PIK Interest” means the interest on the Notes, which if elected will be paid at a rate of 11.0% per annum and payable in kind.

“PIPE Investment” refers to the Equity PIPE Investment and Debt PIPE Investment.

“PIPE Proposal” means the proposal to approve, for the purposes of complying with Nasdaq Rules 5635(d) the issuance of more than 20% of the issued and outstanding Common Stock in the PIPE Investment (as defined in the accompanying proxy statement/prospectus).

“Preferred Stock” means 1,000,000 shares of preferred stock, par value $0.0001 per share, of the 51,000,000 total number of authorized shares of all classes of capital stock.

“Preferred Stock Conversion” means the conversion of each share of Presto Series A preferred stock, Series AA-1 preferred stock, Series AA-2 preferred stock, Series B preferred stock, Series B-1 preferred stock, Series C preferred stock and Series C-1 preferred stock issued and outstanding immediately prior to the Effective Time upon the effective time of the Merger.

“Presto” means E La Carte, Inc., a Delaware corporation, prior to the Business Combination.

“Presto Board” means the board of directors of Presto prior to the Business Combination.

“Presto Equityholders” refers to the holders of equity interests in Presto as of the time immediately before the Business Combination.

“Presto Option” means each outstanding option to purchase shares of Presto common stock.

“Pro Rata Contingent Consideration Portion” means, (A) in the case of a holder of outstanding shares of Presto common stock as of immediately prior to the Effective Time, a fraction expressed as a percentage equal to (i) the number of Merger Consideration Shares into which such holder’s shares of Presto common stock are converted into in accordance with the Merger Agreement (including shares issued in connection with the conversion of Presto convertible notes), divided by (ii) the sum of (x) the total number of Merger Consideration Shares (including shares issued in connection with the conversion of Presto convertible notes), plus (y) the total number of shares of VTAQ Common Stock issued or issuable upon the exercise of all Presto warrants and options that are outstanding as of immediately prior to the Effective Time (whether vested or unvested, and on a cash exercise basis ) (the “Earnout Denominator”), and (B) in the case of a holder of outstanding Presto warrants or options (whether unvested or unvested) as of immediately prior to the Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of Presto common stock issued or issuable upon the exercise of such holder’s warrants or options, as applicable (whether vested or unvested, on a cash exercise basis), divided by (ii) the Earnout Denominator, in each case, with such adjustments to give effect to rounding as Presto may determine in its sole discretion, provided, however, that in no event shall the aggregate Pro Rata Contingent Consideration Portion exceed 100%.

“Proposals” means the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal, the ESPP Plan Proposal and the Adjournment Proposal.

“Proposed Certificate of Incorporation” means the proposed certificate of incorporation of the Company to be in effect following the Business Combination, a form of which is attached to this proxy statement/prospectus as Annex B.

“Public Shares” means Common Stock underlying the Units sold in the VTAQ IPO.

“Public Warrants” means the warrants issued in the VTAQ IPO, each of which entitles the holder to purchase one-half (1/2) of a share of Common Stock at an exercise price of $11.50 per share.

“Record Date” means the date that is the close of business on [            ], 2022.

“Redemption” means the right of the holders of Common Stock to have their shares redeemed in accordance with the procedures set forth in this proxy statement/prospectus.

“Registration Statement” means the Form S-4 filed with the SEC by VTAQ (File No. 333-263516).

“Rights” means the rights issued in the VTAQ IPO, each of which entitles the holder thereof to receive one-twentieth (1/20) of a share of Common Stock upon consummation of our initial business combination.

“RSUs” means restricted stock units.

“SARs” means stock appreciation rights.

“Second Merger” means the merger immediately following the First Merger between the Surviving Corporation and Ventoux Merger Sub II.

“Second Milestone Contingent Consideration” means 7,500,000 shares of New Presto Common Stock, in the aggregate, if at any time prior to or as of the fifth anniversary of the Closing, the VWAP of VTAQ Common Stock equals or exceeds $15.00 over any 20 Trading Days.

“Securities Act” means the Securities Act of 1933, as amended,

“Special Meeting” means the special meeting of the stockholders of VTAQ, to be held on [            ], 2022, at [            ] a.m., Eastern time, via live webcast at the following address [            ].

“Sponsors” means Ventoux Acquisition Holdings LLC and Chardan International Investments, LLC.

“Sponsors’ Contingent Consideration” means the Founders Shares subject to vesting and forfeiture provisions as set forth in the Sponsor Agreement based on the number of public shares redeemed at the Closing.

“Stock Issuance Proposal” means the proposal to approve, for purposes of complying with Nasdaq Rules 5635(a) and (b), the issuance of more than 20% of the issued and outstanding Common Stock and the resulting change in control in connection with the Business Combination.

“Subscription Agreements” means the Convertible Note Subscription Agreement and the Equity Subscription Agreements.

“Supermajority Provisions” means provisions in the Proposed Charter relating to (i) the powers, privileges, rights, qualifications, limitations and restrictions of New Presto preferred stock, (ii) New Presto’s Board structure, (iii) the limited liability of New Presto directors, (ii) the process to amend New Presto’s Bylaws, (iii) stockholder meetings, (iv) forum selection, (v) corporate opportunity, (vi) severability of provisions in the Proposed Charter and (vii) indemnification.

“Surviving Corporation” means the surviving entity following the First Merger and continuing (immediately following the First Merger) as a wholly-owned subsidiary of VTAQ.

“Truist Securities” means Truist Securities, Inc.

“Trust Account” means the Trust Account of VTAQ, which holds the net proceeds of the VTAQ IPO and the sale of the private units, together with interest earned thereon, less amounts released to pay franchise and income tax obligations.

“Unit” means a unit consisting of one share of Common Stock, one warrant to purchase one-half (1/2) of a share of Common Stock and one right to receive one-twentieth (1/20) of a share of Common Stock.

“Ventoux Acquisition” means Ventoux Acquisition Holdings LLC

“Ventoux Merger Sub I” means Ventoux Merger Sub I Inc., a Delaware corporation and a direct, wholly-owned subsidiary of VTAQ.

“Ventoux Merger Sub II” means Ventoux Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of VTAQ.

“VTAQ” means Ventoux CCM Acquisition Corp.

“VTAQ Common Stock” or “Common Stock” means the common stock of VTAQ, $0.0001 par value per share.

“VTAQ IPO” means VTAQ’s initial public offering.

“VWAP” means volume weighted average price.

“Warrant Exercise” means either the cancellation or conversion of all Presto Warrants then outstanding into shares of New Presto Common Stock.

“William Blair” means William Blair & Company, L.L.C.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the parties’ ability to close the proposed Business Combination, the anticipated benefits of the proposed Business Combination, and the financial condition, results of operations, earnings outlook and prospects of VTAQ, Presto and New Presto. Investors should note that on April 8, 2021, the staff of the SEC issued a public statement entitled “SPACs, IPOs and Liability Risk under the Securities Laws,” in which the SEC staff indicated that there is uncertainty as to the availability of the safe harbor under these Sections in connection with a SPAC merger. In addition, any statements that refer to projections (including EBITDA, adjusted EBITDA, EBITDA margin and revenue projections), forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements are based on projections prepared by, and are the responsibility of, Ventoux’s and Presto’s management teams.

Factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of VTAQ and Presto prior to the Business Combination, and New Presto following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can VTAQ or Presto assess the impact of all such risk factors on the business of VTAQ and Presto prior to the Business Combination, and New Presto following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to VTAQ or Presto or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. VTAQ and Presto prior to the Business Combination, and New Presto following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the Special Meeting of VTAQ stockholders. The following questions and answers do not include all the information that is important to stockholders of VTAQ. We urge the stockholders of VTAQ to read carefully this entire proxy statement/prospectus, including the annexes and other documents referred to herein.

Q.     Why am I receiving this proxy statement/prospectus?

A.     VTAQ stockholders are being asked to consider and vote upon a proposal to approve and adopt the Merger Agreement, among other proposals. VTAQ has entered into the Merger Agreement by and among VTAQ, Ventoux Merger Sub I, Ventoux Merger Sub II, and Presto, pursuant to which (a) Ventoux Merger Sub will merge with and into Presto (the First Merger), with Presto being the surviving entity in the First Merger and continuing (immediately following the First Merger) as a wholly-owned subsidiary of VTAQ (the Surviving Corporation) and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Ventoux Merger Sub II (the Second Merger), with Ventoux Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a wholly-owned subsidiary of VTAQ.

Pursuant to the Merger Agreement, VTAQ has agreed to acquire all of the outstanding shares of Presto common stock in exchange for 80,000,000 shares of VTAQ’s common stock, par value $0.0001 per share (“VTAQ Common Stock”), subject to adjustment as explained below (the “Aggregate Base Consideration”). In addition to the Aggregate Base Consideration, Presto stockholders may be entitled to receive, as additional consideration, and without any action on behalf of VTAQ, Ventoux Merger Sub, Ventoux Merger Sub II or VTAQ’s stockholders, 15,000,000 additional shares of common stock of New Presto (the “Contingent Consideration”), to be issued as follows: (A) 7,500,000 shares of Contingent Consideration, if, during the period from and after the Closing until the third anniversary of the Closing, the Volume Weighted Average Price (“VWAP” as defined in the Business Combination Agreement) of New Presto Common Stock is greater than or equal to $12.50 for any 20 trading days within a period of 30 consecutive trading days, and (B) an additional 7,500,000 shares of Contingent Consideration, if, during the period from and after the Closing until the fifth anniversary of the Closing, the VWAP of New Presto Common Stock is greater than or equal to $15.00 for any 20 trading days within a period of 30 consecutive trading days (such additional shares, the “Contingent Consideration” and together with the Aggregate Base Consideration, the “Merger Consideration”).

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

Your vote is important.    You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its annexes.

Below are proposals on which VTAQ stockholders are being asked to vote.

Proposal 1. The Business Combination Proposal — to consider and vote on a proposal to adopt and approve the Merger Agreement, by and among VTAQ, Ventoux Merger Sub, Ventoux Merger Sub II and Presto, pursuant to which (a) the First Merger will occur, with Presto being the surviving entity in the First Merger and continuing (immediately following the First Merger) as the Surviving Corporation and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will consummate the Second Merger, with Ventoux Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a wholly-owned subsidiary of VTAQ (the Business Combination and Business Combination Proposal). A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A;

Proposal 2. The Charter Amendment Proposal — to consider and vote on a proposal to adopt the proposed amended and restate certificate of incorporation of VTAQ (the “Proposed Certificate of Incorporation”) attached hereto as Annex B (the “Charter Amendment Proposal”);

Proposal 3. The Governance Proposal — to consider and vote, on a non-binding advisory basis, on eight separate governance proposals relating to the following material differences between the Current Charter and the Proposed Certificate of Incorporation (collectively, the “Governance Proposal”):

(A)    to amend the name of VTAQ to “Presto Technologies, Inc.” from “Ventoux CCM Acquisition Corp.” and remove certain provisions related to VTAQ’s status as a special purpose acquisition company that will no longer be relevant following the closing of the Business Combination;

(B)    to increase the authorized shares of (i) Common Stock from 50,000,000 shares to 180,000,000 shares and (ii) preferred stock from 1,000,000 shares to 1,500,000 shares;

(C)    to require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of New Presto entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend or repeal New Presto’s bylaws;

(D)    to require, subject to the special rights of the holders of any series of Preferred Stock, that no director may be removed from the New Presto Board except for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding shares of capital stock of New Presto entitled to vote generally in the election of directors voting together as a single class;

(E)    to require that unless two-thirds of the New Presto Board approves such an amendment or repeal of the Supermajority Provisions, the vote of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of New Presto entitled to vote generally in the election of directors, voting together as a single class to amend or repeal certain provisions in the Proposed Charter relating to the Supermajority Provisions;

(F)    to require that special meetings of stockholders of New Presto may be called only by the Chairperson of the New Presto Board, the Chief Executive Officer or the New Presto Board acting pursuant to a resolution adopted by a majority of the Whole Board, and may not be called by any other person or persons;

(G)    to classify the Board of New Presto into three classes, with each class consisting, as nearly as may be possible, of one third of the total number of directors constituting the whole board. Each director shall hold office for a three-year term or until the next annual meeting of stockholders at which such director’s class is up for election or his or her earlier resignation, removal or death, with the term for Class I directors expiring at the annual meeting of stockholders to be held in 2022, the term of the Class II directors expiring at the annual meeting of stockholders to be held in 2023 and the term of the Class III directors expiring at the annual meeting of stockholders to be held in 2024; and

(H)    to require that stockholders of New Presto only act at annual and special meetings of stockholders and not by written consent.

Proposal 4. The Stock Issuance Proposal — to consider and vote on a proposal to approve, for purposes of complying with Nasdaq Rules 5635(a) and (b), the issuance of more than 20% of the issued and outstanding VTAQ common stock, $0.0001 par value, (the “Common Stock”) and the resulting change in control in connection with the Business Combination (the “Stock Issuance Proposal”);

Proposal 5. The PIPE Proposal — to consider and vote on a proposal to approve, for the purposes of complying with Nasdaq Rules 5635(d) the issuance of more than 20% of the issued and outstanding Common Stock in the PIPE Investment (as defined in the accompanying proxy statement/prospectus), upon the completion of the Business Combination (the “PIPE Proposal”);

Proposal 6. The Directors Proposal — to consider and vote upon a proposal to elect, effective as of the consummation of the Business Combination seven directors to serve staggered terms on the New Presto Board until the 2022, 2023 and 2024 annual meeting stockholders, respectively, or until such directors’ successors have been duly elected and qualified, or until such directors’ earlier death, resignation, retirement or removal (the “Directors Proposal,” and, together with Business Combination Proposal, the Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal and the ESPP Proposal, the “Condition Precedent Proposals”);

Proposal 7. The Incentive Plan Proposal — to consider and vote on a proposal to approve the 2022 Incentive Award Plan (the “Incentive Plan”), a copy of which is annexed to this proxy statement/prospectus as Annex D, in connection with the Business Combination (the “Incentive Plan Proposal”);

Proposal 8. The Employee Stock Purchase Plan Proposal — to consider and vote on a proposal to approve the 2022 Employee Stock Purchase Plan (the “ESPP”), a copy of which is annexed to this proxy statement/prospectus as Annex E, in connection with the Business Combination (the “ESPP Proposal”); and

Proposal 9. The Adjournment Proposal — to approve, if necessary, a proposal to adjourn the Special Meeting to a later date or dates to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve any of the condition precedent proposals or if we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposal or the Stock Issuance Proposal, the Directors Proposal, the Incentive Plan Proposal or the ESPP Proposal (the “Adjournment Proposal”).

Q:     Are the proposals conditioned on one another?

A:     Unless the Business Combination Proposal is approved, the Charter Amendment Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal and the ESPP Proposal will not be presented to the stockholders of VTAQ at the Special Meeting. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that in the event that the Business Combination Proposal does not receive the requisite vote for approval, then we will not consummate the Business Combination. If VTAQ does not consummate the Business Combination and fails to complete an initial business combination by June 30, 2022, VTAQ will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to its public stockholders.

Q:     What is Presto?

A:      Presto, a Delaware corporation headquartered in Redwood City, California, seeks to overlay next-generation digital solutions onto the approximately three trillion dollar hospitality industry given the hospitality industry’s current primarily analog nature and substantial reliance on labor. At present, Presto is focused on the restaurant industry. Since its founding in 2008, Presto has shipped over 250,000 enterprise-grade digital solution systems to the restaurant hospitality industry. Presto leverages decades of deep domain experience to build a technology platform that digitizes on-premise restaurant dining rooms and drive-throughs to maximize restaurant profitability and enhance the guest dining experience. Presto offers a range of Touch, Vision and Voice products to restaurants.

•        Touch — Presto’s Touch products enable self-serve ordering, payment processing, customer (frequently referred to as logos herein) personalization, and gaming experiences. Presto’s latest product, Presto Flex, is an all-in-one tablet that can be deployed for a variety of applications, including serving as a tabletop device, self-serve kiosk or handheld device. Presto Flex offers Wi-Fi and LTE connectivity while weighing 25% less than an iPad with three times the battery capacity of comparable tablets. A.I. technology provides speech recognition that allows automated voice ordering by both guests and staff. Presto Flex’s front and rear cameras enable coupon scanning. Presto Flex hosts a wide range of payment options and is compliant with Payment Card Industry Data Security Standards (“PCI-DSS”). On average, Presto Flex eliminates 65% of point of sale trips increasing tables serviced and tips per server.

•        Vision — Presto’s AI-powered computer vision application provides real-time error detection, visual order tracking capabilities, and repeat guest identification. Presto Vision uses strategically located cameras and powerful artificial intelligence (“AI”) algorithms to offer unique real-time insights to restaurant operations and analytics. Presto’s next generation technology quickly identifies dropouts in drive-through lines, repeat customers, errors during food preparation, and missing items in the packing process. Vision’s smart analytics promotes items with short preparation times when queues are long and notifies managers to deploy line-busting tablets when drive-through wait times or abandonment rates are high. The Vision product also helps boost order accuracy in the restaurant hospitality industry by deploying its technology to kitchens, which allows management to monitor whether orders going out the door are substantially accurate.

•        Voice — Presto’s speech recognition technology offers guests voice-based ordering in the drive-through and other restaurant settings. Presto’s Voice product takes orders using automated A.I. that frees up staff by automatically transmitting orders to the restaurant’s POS system. Voice technology enables faster transactions and improved order accuracy by eliminating human order taking. The Voice product also increases check sizes with automatic upselling and cross-selling functionality.

Q:     What will happen in the Business Combination?

A:     At the Closing, (a) the First Merger will occur, with Presto being the surviving entity in the First Merger and continuing (immediately following the First Merger) as the Surviving Corporation and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will consummate the Second Merger, with Ventoux Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a wholly-owned subsidiary of VTAQ. In connection with the Business Combination, the cash held in the Trust Account after giving effect to any redemption of shares by VTAQ’s public stockholders and the proceeds from the PIPE Investment will be used to pay certain fees and expenses in connection with the Business Combination, and for working capital and general corporate purposes. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

Q:     What equity stake will current stockholders of VTAQ and Presto Equityholders hold in New Presto after the Closing?

A:     The following table illustrates varying ownership levels in New Presto at the Closing, assuming no redemptions by VTAQ’s public stockholders and the maximum redemptions by VTAQ’s public stockholders that would still result in satisfaction of the Minimum Cash Condition as described elsewhere in this proxy statement/prospectus. For purposes of calculating the redemption scenarios, the trust value date as of June 30, 2021 is used because such date is the last day of the most recent fiscal year end of Presto and the as of date which certain pro forma calculations were made.

	Assuming No Redemptions of Public Shares	Percentage of Outstanding Shares	Assuming Maximum Redemptions of Public Shares(1)	Percentage of Outstanding Shares
Presto Stockholders(2)(3)	68,422,996	74.1%	68,422,996	91.1%
VTAQ Sponsors and Initial Stockholders(4)	4,012,500	4.3%	4,012,500	5.3%
VTAQ Public Stockholders	17,250,000	18.7%	0	0%
VTAQ Rightholders	862,500	0.9%	862,500	1.1%
Equity PIPE Investors	1,500,000	1.6%	1,500,000	2.0%
Debt PIPE Investors	300,000	0.3%	300,000	0.4%
Total(5)	92,347,996	100%	75,097,996	100%

____________

(1)      Assumes that holders of all 17,250,000 public shares exercise their redemption rights in connection with the Business Combination (maximum redemption scenario based on $174,225,000 million held in trust as of June 30, 2021 and a redemption price of $10.10 per share).

(2)      Based on shares of Presto capital stock outstanding as of November 22, 2021, an estimated 59,688,574 shares of New Presto Common Stock would be issued to Presto Stockholders (including Presto Stockholders that will vest in connection with the Business Combination) at Closing based on an illustrative Exchange Ratio under the Merger Agreement of approximately [•]. The actual Exchange Ratio will be calculated based on Presto’s outstanding capital stock as of immediately prior to the Effective Time.

(3)      Excludes up to 15,000,000 shares of New Presto Common Stock that may be issued as Contingent Consideration.

(4)      Includes Founder Shares that will be part of Sponsor Earnout and remain subject to forfeiture prior to vesting but over which Sponsor will be able to exercise voting authority.

(5)     Excludes 8,625,000 shares of common stock issuable upon exercise of Public Warrants, 6,075,000 shares issuable upon exercise of the private placement warrants after the Closing, 4,230,769 shares issuable upon the conversion of the Notes (assuming a conversion price of $13.00) and 1,000,000 shares issuable upon exercise of the Note Financing Warrants. Also excludes shares of New Presto Common Stock that will be available for issuance under the Incentive Plan and under the ESPP.

The share numbers set forth above do not take into account the Contingent Consideration that may become payable in accordance with the terms of the Merger Agreement or the issuance of any shares following completion of the Business Combination under the Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex D, or under the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex E. If the actual facts are different than the assumptions set forth above, the share numbers set forth above will be different.

Q.     What conditions must be satisfied to complete the Business Combination?

A:     There are a number of closing conditions in the Merger Agreement, including the approval by the stockholders of VTAQ’s of the Business Combination Proposal, the Charter Amendment Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal and the ESPP Proposal. The Charter Amendment Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal and the ESPP Proposal are subject to and conditioned on the approval of the Business Combination Proposal. The Business Combination Proposal is subject to and conditioned on the approval of the Charter Amendment Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal and the ESPP Proposal. In addition, the consummation of the Business Combination is conditioned upon, among other things, VTAQ having an aggregate cash amount of at least $65,000,000 available at Closing from the Trust Account and PIPE Investors (the “Minimum Cash Condition”) and that the common stock of New Presto be approved for listing on Nasdaq. For a summary of the conditions that must be satisfied or waived prior to the Closing of the Business Combination, see the section entitled “The Business Combination Proposal — The Merger Agreement.”

Q:     What happens if a substantial number of the public stockholders vote in favor of the Business Combination Proposal and exercise their redemption right?

A:     VTAQ Stockholders who vote in favor of the Business Combination may also nevertheless exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are reduced as a result of redemptions by public stockholders. The consummation of the Business Combination is conditioned upon, among other things, the Minimum Cash Condition. VTAQ intends to notify VTAQ Stockholders by press release promptly if it becomes aware that Presto has waived this condition. In addition, with fewer public shares and public stockholders, the trading market for New Presto Common Stock may be less liquid than the market for VTAQ’s common stock was prior to consummation of the Business Combination and New Presto may not be able to meet the listing standards for the Nasdaq or another national securities exchange. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into Presto’s business will be reduced. As a result, the proceeds will be greater in the event that no public stockholders exercise redemption rights with respect to their public shares for a            pro rata portion of the Trust Account as opposed to the scenario in which VTAQ’s public stockholders exercise the maximum allowed redemption rights.

The table below presents the trust value per share to a Public Stockholder that elects not to redeem across a range of varying redemption scenarios. The maximum redemption scenario represents the maximum redemptions that may occur but which would still provide for the satisfaction of the Minimum Cash Condition in the Merger Agreement. For purposes of calculating the redemption scenarios, the trust value date as of June 30, 2021 is used because such date is the last day of the most recent fiscal year end of Presto and the as of date which certain pro forma calculations were made. This trust value per share includes the per share cost of the Chardan’s marketing fee.

Per Share Value
Trust Value	$174,225,00
Total public shares of common stock	17,250,000
Trust Value Per common stock	$10.10

	Assuming No Redemptions	Assuming 25% Redemptions	Assuming 50% Redemptions	Assuming 75% Redemptions	Assuming Maximum Redemptions(1)
Redemptions ($)	$—	$44,806,250	$89,612,500	$134,418,750	$174,225,000
Redemptions (Shares)	—	4,436,262	8,872,525	13,308,787	17,250,000
Chardan’s marketing fee	$6,037,500	$6,037,500	$6,037,500	$6,037,500	$6,037,500
Cash left in Trust Account post redemption minus Chardan’s marketing fee	$168,187,500	$123,381,250	$78,575,000	$33,768,750	$(6,037,500)
Public Shares post redemption	17,250,000	12,813,738	8,377,475	3,941,213	—
Trust Value Per Share	$10.10	$10.10	$10.10	$10.10	—

____________

(1)      The maximum redemption scenario assumes all 17,250,000 public shares of VTAQ common stock are redeemed for the proceeds in the Trust Account. Accordingly, the Trust Value per Share of non-redeeming stockholders is not applicable in the maximum redemption scenario.

The table below presents possible sources of dilution and the extent of such dilution that non-redeeming Public Stockholders could experience in connection with the closing of the Business Combination across a range of varying redemption scenarios. The maximum redemption scenario represents the maximum redemptions that may occur but which would still provide for the satisfaction of the Minimum Cash Condition in the Merger Agreement. In an effort to illustrate the extent of such dilution, the table below assumes (i) the exercise of all Public Warrants and the private placement warrants, (ii) the issuance of 1,500,000 shares of New Presto Common Stock in the Equity PIPE Investment, and (iii) the issuance of 59,688,574 shares to Presto equity holders, but excludes (x) Note Financing Warrants, (y) the conversion of the Notes at an initial conversion price of $13.00 and (z) shares of New Presto Common Stock that will be available for issuance under the Incentive Plan and under the ESPP. For purposes of calculating the redemption scenarios, the trust value date as of June 30, 2021 is used because such date is the last day of the most recent fiscal year end of Presto and the as of date which certain pro forma calculations were made.

	Assuming No Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Maximum Redemptions
	Number of Common Shares	%	Number of Common Shares	%	Number of Common Shares	%	Number of Common Shares	%	Number of Common Shares	%
Presto Stockholders	68,422,996	63.9%	68,422,996	70.9%	68,422,996	74.3%	68,422,996	78.1%	68,422,996	81.7%
VTAQ Initial Stockholder (including private placement warrants)	10,087,500	9.4%	4,012,500	4.2%	4,012,500	4.4%	4,012,500	4.6%	4,012,500	4.8%
VTAQ Public Stockholders	17,250,000	16.1%	12,813,738	13.3%	8,377,475	9.1%	3,941,213	4.5%	—	0.0%
VTAQ Rightholders	862,500	0.8%	862,500	0.9%	862,500	0.9%	862,500	1.0%	862,500	1.0%
VTAQ Public Warrantholders	8,625,000	8.1%	8,625,000	8.9%	8,625,000	9.4%	8,625,000	9.8%	8,625,000	10.3%
Debt PIPE Investors	300,000	0.3%	300,000	0.3%	300,000	0.3%	300,000	0.3%	300,000	0.4%
Equity PIPE Investors	1,500,000	1.4%	1,500,000	1.6%	1,500,000	1.6%	1,500,000	1.7%	1,500,000	1.8%
Total	107,047,996	100%	96,536,734	100%	92,100,472	100%	87,664,209	100%	83,722,996	100%

The Chardan Marketing Fee (as defined below) in connection with the IPO will be paid to the underwriters only on completion of the Business Combination. The Chardan Marketing Fee is payable if a Business Combination is consummated without regard to the number of public shares redeemed by holders in connection with a Business Combination. The following table presents the Chardan Marketing Fee as a percentage of the cash left in the Trust Account following redemptions across a range of varying redemption scenarios. The maximum redemption scenario represents the maximum redemptions that may occur but which would still provide for the satisfaction of the Minimum Cash Condition in the Merger Agreement. For purposes of calculating the redemption scenarios, the trust value date as of June 30, 2021 is used because such date is the last day of the most recent fiscal year end of Presto and the as of date which certain pro forma calculations were made.

	Assuming No Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Maximum Redemptions(1)
Chardan Marketing Fee	$6,037,500		$6,037,500		$6,037,500		$6,037,500		$6,037,500
Chardan Marketing Fee as a percentage of cash left in the Trust Account Following Redemptions	3.5%		4.7%		7.1%		15.2%		N/A
Jefferies Capital Markets Advisory Fee	$4,000,000		$4,000,000		$4,000,000		$4,000,000		$4,000,000
Jefferies Capital Markets Advisory Fee as a percentage of cash left in the Trust Account Following Redemptions	2.3%		3.1%		4.7%		10.0%		N/A
William Blair Placement Agent Fee	[•]		[•]		[•]		[•]		[•]
William Blair Placement Agent Fee as a percentage of cash left in the Trust Account Following Redemptions	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
Truist Securities Placement Agent Fee	[•]		[•]		[•]		[•]		[•]
Truist Securities Placement Agent Fee as a percentage of cash left in the Trust Account Following Redemptions	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
Chardan Placement Agent Fee	[•]		[•]		[•]		[•]		[•]
Chardan Placement Agent Fee as a percentage of cash left in the Trust Account Following Redemptions	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%

____________

(1)      The maximum redemption scenario assumes all 17,250,000 public shares of VTAQ common stock are redeemed for the proceeds in the Trust Account. Accordingly, Chardan’s marketing fee as a percentage of cash left in the Trust Account following redemptions is not applicable in the maximum redemption scenario.

Q:     Why is VTAQ providing stockholders with the opportunity to vote on the Business Combination?

A:     Under the Current Charter, VTAQ must provide all holders of its Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of VTAQ’s initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons, VTAQ has elected to provide its stockholders with the opportunity to have their Public Shares redeemed in connection with a stockholder vote rather than a tender offer. Therefore, VTAQ is seeking to obtain the approval of its stockholders of the Business Combination Proposal in order to allow its public stockholders to effectuate redemptions of their Public Shares in connection with the closing of its Business Combination.

Q:     Are there any arrangements to help ensure that VTAQ will have sufficient funds, together with the proceeds in its Trust Account, to fund the Aggregate Purchase Price?

A:     Yes. VTAQ entered into equity subscription agreements (the “Equity Subscription Agreements”) each dated as of November 10, 2021, with certain accredited investors, pursuant to which, among other things, VTAQ agreed to issue and sell, in private placements to close immediately prior to or substantially concurrently with the Closing, an aggregate of 1,500,000 shares of common stock for $10.00 per share. Of 18 Equity Subscription Agreements, 16, representing a total investment of $8 million, were entered into by current Presto investors and directors and officers, such as Rajat Suri, the Chief Executive of Officer of Presto, and entities affiliated with Krishna K. Gupta and Ilya Golubovich, each of whom is expected to serve as a director of New Presto. The remaining Equity Subscription Agreements representing a total investment of $7 million were entered into with investors that are unaffiliated with VTAQ, the Sponsors, Presto or any of their affiliates. The Equity Subscription Agreements provide that VTAQ (or its successor) must file a registration statement with the Securities and Exchange Commission (the “SEC”) to register the resale of the subscribed common stock no later than 30 days after the Closing Date.

In addition, VTAQ also entered into a convertible note subscription agreement (the “Convertible Note Subscription Agreement” and, together with the Equity Subscription Agreements, the “Subscription Agreements”), dated as of November 10, 2021, with an institutional accredited investor, pursuant to which, among other things, VTAQ agreed to issue and sell, in a private placement to close immediately prior to the Closing, an aggregate of $55,000,000 in aggregate principal amount of convertible notes (the “Notes”) and an aggregate of 1,000,000 warrants (the “Note Financing Warrants”). VTAQ is obligated to register the shares issuable upon conversion of the Notes. VTAQ agreed that, after the consummation of the Business

Combination, New Presto will file with the SEC a registration statement registering the resale of the shares of common stock issuable upon conversion of the Notes. See the section entitled “Summary of the Proxy Statement/Prospectus — The PIPE Investments” for additional information about the Subscription Agreements.

To the extent not utilized to consummate the Business Combination, the proceeds from the Trust Account will be used for general corporate purposes, including, but not limited to, working capital for operations, capital expenditures and future acquisitions.

Q:     How many votes do I have at the Special Meeting?

A:     VTAQ stockholders are entitled to one vote at the Special Meeting for each share of VTAQ Common Stock held of record as of [            ], 2022, the record date for the Special Meeting (the “Record Date”). As of the close of business on the Record Date, there were [            ] outstanding shares of VTAQ Common Stock.

Q:     What vote is required to approve the proposals presented at the Special Meeting?

A:     The approval of the Charter Amendment Proposal requires the affirmative vote of a majority of the issued and outstanding VTAQ Common Stock as of the Record Date. Accordingly, a VTAQ stockholder’s failure to vote by proxy or to vote in person on line at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Charter Amendment Proposal.

The approval of the Business Combination Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Incentive Plan Proposal, ESPP Proposal and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of VTAQ Common Stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting. Approval of the Directors Proposal will require the vote by a plurality of the shares of the Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting. A VTAQ stockholder’s failure to vote by proxy or to vote in person on line at the Special Meeting will not be counted towards the number of shares of VTAQ Common Stock required to validly establish a quorum, and if a valid quorum is otherwise established, it will have no effect on the outcome of the vote on the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal.

Assuming that the 4,312,500 shares of the VTAQ Common Stock held by the VTAQ Sponsors and initial stockholders are voted in favor of the Business Combination and each of the Proposals, if only the minimum number of shares of VTAQ Common Stock needed to meet a quorum is present, only 6,468,751 votes from the public stockholders will be required to approve the merger by majority vote, or 37.5% of the Public Shares not held by affiliates.

If the Business Combination Proposal is not approved, the Charter Amendment Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal and the ESPP Proposal will not be presented to the VTAQ stockholders for a vote. The approval of the Business Combination Proposal, the Charter Amendment Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal the Incentive Plan Proposal and the ESPP Proposal are preconditions to the consummation of the Business Combination.

Q:     What constitutes a quorum at the Special Meeting?

A:     Holders of a majority of the voting power of VTAQ Common Stock issued and outstanding who are entitled to vote at the Special Meeting constitute a quorum. In the absence of a quorum, the chairman of the meeting has power to adjourn the Special Meeting. As of the Record Date, [            ] shares of VTAQ Common Stock would be required to achieve a quorum.

Q:     How will the Sponsors and directors and officers of VTAQ vote?

A:     The Sponsors, as VTAQ’s initial stockholders, have each agreed to vote their Founders Shares (as well as any Public Shares purchased during or after the VTAQ IPO) in favor of the Business Combination. Likewise, VTAQ’s directors and officers have agreed to vote the shares held by them in favor of the Business Combination. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if the Sponsors and VTAQ’s directors and officers agreed to vote their Founders Shares in accordance with the majority of the votes cast by VTAQ’s public stockholders.

Q:     What interests do VTAQ’s current officers and directors have in the Business Combination?

A:     The Sponsors, members of VTAQ’s Board and VTAQ’s executive officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests. These interests include:

•        unless VTAQ consummates an initial business combination, VTAQ’s officers, directors and Sponsors will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds from the VTAQ IPO and the private placement that occurred simultaneously with the IPO not deposited in the Trust Account;

•        upon the completion of the Business Combination, Chardan Capital Markets, LLC (“Chardan”), who acted as VTAQ’s underwriters in the IPO and is an affiliate of one of our Sponsors, will be entitled to a marketing fee of $6,037,500 (the “Chardan Marketing Fee”). Additionally, Jefferies LLC will receive $4,000,000 in fees in connection with certain financial advisory services provided to Presto and VTAQ. William Blair & Company, L.L.C. (“William Blair”), Truist Securities, Inc. (“Truist Securities”) and Chardan will also be entitled to receive approximately $[•], $[•] and $[•], respectively, in placement agent fees, which amounts are calculated based on the amounts raised in the PIPE Investment and the amount remaining in the Trust Account after redemptions. The placement agent fees disclosed herein to William Blair, Truist Securities and Chardan assume no redemptions. If we were to fail to complete a business combination by June 30, 2022, none of the above banks would receive their expected compensation for their respective roles as underwriters, financial advisors and placement agents, as applicable. Mr. Grossman is the President of Chardan and Mr. Weil is Managing Director and Co-Head of Fintech Investment Banking at Chardan.

•        our Sponsors, Ventoux Acquisition Holdings LLC and Chardan International Investments, LLC own 2,728,875 Founders Shares and 1,493,625 Founders Shares, respectively. Mr. Grossman is the managing member of Chardan International Investments, LLC and Chardan International Investments, LLC is an affiliate of Chardan Capital Markets, LLC. Darla Anders Cindat USA LLC, an entity affiliated with one of our directors, and three of our other directors each own 22,500 Founder Shares. All of the Founders Shares will become worthless if an initial business combination is not completed by June 30, 2022.

•        with certain limited exceptions, 50% of the Founders Shares will not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of our initial business combination and the remaining 50% of the Founders Shares will not be transferred, assigned, sold or released from escrow until twelve months after the date of the consummation of our initial business combination or earlier in either case if, subsequent to our initial business combination, we complete a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property;

•        depending on the number of public shares redeemed at the Closing, certain of the Founders Shares will be subject to vesting and forfeiture provisions: (i) in the case of redemptions of public shares of 90% or more, 15% of the Founders Shares that are owned immediately after the Closing will be subject to vesting, (ii) in the case of redemptions of public shares of between 80% and 90%, 10% of the Founders Shares that are owned immediately after the Closing will be subject to vesting, (iii) in the case of redemptions of public shares of between 70% and 80%, 5% of the Founders Shares that are owned immediately after the Closing will be subject to vesting and (iv) in the case of redemptions of public shares of less than 70%, none of the Founders Shares will be subject to vesting. Notwithstanding the above, any Founders Shares subject to vesting will vest if, during the period from and after the Closing until the fifth anniversary of the Closing, the VWAP of New Presto common stock is greater than or equal to $12.50 for any 40 trading days within a period of 60 consecutive trading days;

•        the fact that Sponsors paid an aggregate of $25,000 for their Founders Shares and such securities will have a significantly higher value at the time of the Business Combination; and

•        the fact that Sponsors and VTAQ’s current officers and directors have agreed not to redeem any of the Founders Shares in connection with a stockholder vote to approve a proposed initial business combination.

These interests may influence VTAQ’s directors in making their recommendation that you vote in favor of the approval of the Business Combination. For further details on the interests of the Sponsors, members of the Board and its executive officers have interests in the Business Combination, see the section entitled “The Business Combination Proposal — Interests of VTAQ’s Directors and Officers in the Business Combination” of this proxy statement/prospectus.

Q:     What happens if I sell my shares of Common Stock before the Special Meeting?

A:     The Record Date is earlier than the date of the Special Meeting. If you transfer your shares of Common Stock after the Record Date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination. If you transfer your shares of Common Stock prior to the Record Date, you will have no right to vote those shares at the Special Meeting or redeem those shares for a pro rata portion of the proceeds held in our Trust Account.

Q:     What happens if I vote against the Business Combination Proposal?

A:     Pursuant to the Current Charter, if the Business Combination Proposal is not approved and VTAQ does not otherwise consummate an alternative business combination by June 30, 2022, VTAQ will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders.

Q:     Do I have redemption rights?

A:     Pursuant to the Current Charter, holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with VTAQ’s Charter. As of December 31, 2021, based on funds in the Trust Account of approximately $174.3 million, this would have amounted to approximately $10.10 per share. If a holder exercises its redemption rights, then such holder will be exchanging its shares of VTAQ Common Stock for cash. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to VTAQ’s transfer agent prior to the Special Meeting. See the section entitled “Special Meeting of VTAQ Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Q:     How do the VTAQ public warrants differ from the VTAQ private placement warrants, and what are the related risks for any VTAQ public warrant holders post Business Combination?

A:     The VTAQ private placement warrants (including the shares of VTAQ Common Stock issuable upon exercise of the VTAQ private placement warrants) are not transferable, assignable or salable until 30 days after the completion of the Business Combination (except, among other limited exceptions, to VTAQ’s officers and directors and other persons or entities affiliated with VTAQ Sponsors), and they will not be redeemable (except as described under “Description of New Presto Securities — Warrants”) so long as they are held by the initial purchasers of the VTAQ private placement warrants or their or its permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the VTAQ private placement warrants on a cashless basis. Otherwise, the VTAQ private placement warrants have terms and provisions that are identical to those of the VTAQ public warrants, including as to exercise price, exercisability and exercise period. If the VTAQ private placement warrants are held by holders other than the initial purchasers or their permitted transferees, the VTAQ private placement warrants will be redeemable by VTAQ (or New Presto after the consummation of the Business Combination) in all redemption scenarios and exercisable by the holders on the same basis as the VTAQ public warrants.

In connection with the consummation of the Business Combination, New Presto will assume the VTAQ Warrant Agreement and enter into such amendments thereto as are necessary to give effect to the provisions of the Business Combination Agreement, and each VTAQ warrant then outstanding and unexercised will automatically without any action on the part of its holder be converted into a New Presto Warrant. Each New Presto Warrant will be subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding VTAQ warrant immediately prior to the Effective Time, except to the extent such terms or conditions are rendered inoperative by the Business Combination.

Public warrant holders should understand the following risks relating to the public warrants following the Business Combination:

•        public warrant holders will only be able to exercise their warrants on a “cashless basis” if New Presto does not maintain a current and effective prospectus relating to the shares of New Presto Common Stock issuable upon exercise of the warrants;

•        that the market price of New Presto Common Stock may never equal or exceed the exercise price of the warrants;

•        New Presto may redeem the public warrants prior to their exercise at a time that is disadvantageous to public warrant holders, thereby making such warrants worthless. More specifically, New Presto will have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the New Presto Common Stock equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within the 30 trading-day period ending on the third business day prior to the date on which New Presto gives proper notice of such redemption and there is a current registration statement in effect with respect to the shares of common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption. For context, recent common stock trading prices have not met or exceeded the $16.50 threshold that would allow New Presto to redeem the public warrants. Redemption of the outstanding New Presto public warrants could force holders of the New Presto public warrants (i) to exercise New Presto public warrants and pay the exercise price therefor at a time when it may be disadvantageous for such holders to do so, (ii) to sell New Presto public warrants at the then-current market price when they might otherwise wish to hold their New Presto public warrants or (iii) to accept the nominal redemption price which, at the time the outstanding New Presto public warrants are called for redemption, is likely to be substantially less than the market value of the New Presto public warrants.

For context, recent common stock trading prices have not met or exceeded the $16.50 threshold that would allow the company to redeem public warrants. New Presto is required to mail notice to the registered holders of the warrants by first class mail, postage prepaid, not less than 30 days prior to the redemption date. For additional information, please see the section entitled “Description of Securities — Warrants.”

Q:     Will how I vote affect my ability to exercise redemption rights?

A:     No. You may exercise your redemption rights whether you vote your shares of VTAQ Common Stock “FOR,” “AGAINST” or “ABSTAIN” with respect to the Business Combination Proposal or any other proposal described by this proxy statement/prospectus. As a result, the Merger Agreement can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq.

Q:     How do I exercise my redemption rights?

A:     Holders of Public Shares will be entitled to receive cash for these shares only if, no later than 5:00 p.m. (Eastern time) [            ], 2022 (two (2) business days prior to the initially scheduled date of the Special Meeting), they:

1.      submit a written request to Continental Stock Transfer & Trust Company that VTAQ redeem their Public Shares for cash;

2.      certify in such demand for redemption that they “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act); and

3.      deliver such Public Shares to Continental Stock Transfer & Trust Company (physically or electronically).

A holder of the Public Shares, together with any affiliate of his or hers or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) will be restricted from seeking redemption rights with respect to an aggregate of 20% or more of the shares of VTAQ Common Stock included in the Units sold in the VTAQ IPO, which we refer to as the “20% threshold.” Accordingly, all Public Shares in excess of the 20% threshold beneficially owned by a public stockholder or group will not be redeemed for cash.

Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is VTAQ’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, VTAQ does not have any control over this process and it may take longer than two weeks. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should contact Continental Stock Transfer at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares delivered electronically.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with VTAQ’s consent, until the Closing. If you delivered your shares for redemption to VTAQ’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that VTAQ’s transfer agent return the shares (physically or electronically). You may make such request by contacting Continental Stock Transfer & Trust at the email address or address listed above.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     In the event that a U.S. Holder elects to redeem its VTAQ Common Stock for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the VTAQ Common Stock under Section 302 of the Internal Revenue Code (the “Code”) or is treated as a distribution under Section 301 of the Code. Whether the redemption qualifies as a sale or exchange or is treated as a distribution will depend on the facts and circumstances of each particular U.S. Holder at the time such U.S. Holder exercises his, her, or its redemption right. If the redemption qualifies as a sale or exchange of the VTAQ Common Stock, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the VTAQ Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the VTAQ Common Stock redeemed exceeds one year. It is unclear, however, whether the redemption rights with respect to the VTAQ Common Stock may suspend the running of the applicable holding period for this purpose. If the running of the holding period for the VTAQ Common Stock is suspended, then non-corporate U.S. holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any gain on a sale or taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. If the redemption does not qualify as a sale or exchange of VTAQ Common Stock, the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from VTAQ’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce the U.S. Holder’s adjusted tax basis in the VTAQ Common Stock (but not below zero). Any remaining excess will be treated as gain realized on the sale or other disposition of the Common Stock. See “Material U.S. Federal Income Tax Consequences — Redemption of Common Stock” for a more detailed discussion of the U.S. federal income tax consequences of a U.S. Holder electing to redeem its VTAQ Common Stock for cash.

Q:     If I am a holder of Rights, can I exercise redemption rights with respect to my Rights?

A:     No. The holders of Rights have no redemption rights with respect to the Rights.

Q:     If I am a Unit holder, can I exercise redemption rights with respect to my Units?

A:     No. Holders of outstanding Units must separate the underlying Public Share, Warrant and Right prior to exercising redemption rights with respect to the Public Shares.

If you hold Units registered in your own name, you must deliver the certificate for such Units to Continental Stock Transfer & Trust Company, our transfer agent, with written instructions to separate such Units into Public Shares and Rights. This must be completed far enough in advance to permit the mailing of the Public Share certificates back to you so that you may then exercise your redemption rights upon the separation of the Public Shares from the Units. See the question “— How do I exercise my redemption rights?” above. The address of Continental Stock Transfer & Trust Company is listed under the question “— Who can help answer my questions?” below.

If a broker, dealer, commercial bank, trust company or other nominee holds your Units, you must instruct such nominee to separate your Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, our transfer agent. Such written instructions must include the number of Units to be split and the nominee holding such Units. Your nominee must also initiate electronically, using DTC’s deposit withdrawal at custodian (DWAC) system, a withdrawal of the relevant units and a deposit of an equal number of Public Shares and Rights. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the Public Shares from the Units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Q:     Do I have dissenter rights if I object to the proposed Business Combination?

A:     No. There are no dissenter rights available to holders of VTAQ Common Stock in connection with the Business Combination.

Q:     What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:     If the Business Combination is consummated, the funds held in the Trust Account will be released to pay:

•        Company stockholders who properly exercise their redemption rights;

•        certain other fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees, and other professional fees) that were incurred by VTAQ or Presto in connection with the transactions contemplated by the Business Combination and pursuant to the terms of the Merger Agreement;

•        unpaid franchise and income taxes of VTAQ; and

•        for general corporate purposes including, but not limited to, working capital for operations, capital expenditures and future potential acquisitions.

Q:     What happens if the Business Combination is not consummated?

A:     There are certain circumstances under which the Merger Agreement may be terminated. See the section entitled “The Business Combination Proposal — The Merger Agreement” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Merger Agreement or otherwise, VTAQ is unable to complete the Business Combination by June 30, 2022, the Current Charter provides that it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem 100% of the Public Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay franchise and income taxes payable and up to $100,000 for dissolution expenses, by (B) the total number of then outstanding Public Shares, which redemption will completely extinguish rights of the public stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemptions, subject to the approval of the remaining stockholders and the board of directors in accordance with applicable law, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to its obligations under the Delaware General Corporation Law (“DGCL”) to provide for claims of creditors and other requirements of applicable law.

VTAQ expects that the amount of any distribution its public stockholders will be entitled to receive upon its dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to VTAQ’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. Holders of Founders Shares have waived any right to any liquidation distribution with respect to those shares.

Q:     When is the Business Combination expected to be completed?

A:     The Closing is expected to take place (a) the second business day following the satisfaction or waiver of the conditions described below under the section entitled “The Business Combination Proposal — Structure of the Business Combination — Conditions to Closing of the Business Combination”; or (b) such other date as agreed to by the parties to the Merger Agreement in writing, in each case, subject to the satisfaction or waiver of the Closing conditions. The Merger Agreement may be terminated by either VTAQ or Presto if the Closing has not occurred by August 30, 2022, subject to certain exceptions.

For a description of the conditions to the completion of the Business Combination, see the section entitled “The Business Combination Proposal.”

Q:     What do I need to do now?

A:     You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:     How do I vote?

A.     If you are a stockholder of record, you may vote online at the Special Meeting or vote by proxy using the enclosed proxy card, the Internet or telephone. Whether or not you plan to participate in the Special Meeting, we urge you to vote by proxy to ensure your vote is counted. Even if you have already voted by proxy, you may still attend the Special Meeting virtually and vote online, if you choose.

To vote online at the Special Meeting, follow the instructions below under “How may I participate in the virtual Special Meeting?”

To vote using the proxy card, please complete, sign and date the proxy card and return it in the prepaid envelope. If you return your signed proxy card before the Special Meeting, we will vote your shares as you direct.

To vote via the telephone, you can vote by calling the telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts will allow you to vote your shares and confirm that your instructions have been properly recorded.

To vote via the Internet, please go to [              ] and follow the instructions. Please have your proxy card handy when you go to the website. As with telephone voting, you can confirm that your instructions have been properly recorded.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day until 11:59 p.m. Eastern Time on [              ], 2022. After that, telephone and Internet voting will be closed, and if you want to vote your shares, you will either need to ensure that your proxy card is received before the date of the Special Meeting or attend the Special Meeting virtually to vote your shares online.

If your shares are registered in the name of your broker, bank or other agent, you are the “beneficial owner” of those shares and those shares are considered as held in “street name.” If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than directly from us. Simply complete and mail the proxy card to ensure that your vote is counted. You may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm does not offer Internet or telephone voting information, please complete and return your proxy card in the self-addressed, postage-paid envelope provided.

If you plan to vote at the Special Meeting virtually, you will need to contact Continental at the phone number or email below to receive a control number and you must obtain a legal proxy from your broker, bank or other nominee reflecting the number of shares of Common Stock you held as of the Record Date, your name and email address. You must contact Continental for specific instructions on how to receive the control number. Please allow up to 48 hours prior to the meeting for processing your control number.

After obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Special Meeting, you must submit proof of your legal proxy reflecting the number of your shares along with your name and email address to Continental. Requests for registration should be directed to 917-262-2373 or email proxy@continentalstock.com. Requests for registration must be received no later than 5:00 p.m., Eastern Time, on [            ], 2022.

You will receive a confirmation of your registration by email after we receive your registration materials. We encourage you to access the Special Meeting prior to the start time leaving ample time for the check in.

Q.     How may I participate in the Special Meeting virtually?

A.     If you are a stockholder of record as of the Record Date for the Special Meeting, you should receive a proxy card from Continental, containing instructions on how to attend the Special Meeting virtually, including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at 917-262-2373 or email proxy@continentalstock.com.

You can pre-register to attend the virtual Special Meeting starting on [            ], 2022. Go to https:// [            ], enter the control number found on your proxy card you previously received, as well as your name and email address. Once you pre-register you can vote. At the start of the Special Meeting you will need to re-log into [            ] using your control number.

If your shares are held in street name, and you would like to join and not vote, Continental will issue you a guest control number. Either way, you must contact Continental for specific instructions on how to receive the control number. Please allow up to 48 hours prior to the meeting for processing your control number.

Q:     Who can help answer any other questions I might have about the virtual Special Meeting?

A.     If you have questions about the Proposals or if you need additional copies of this proxy statement or the enclosed proxy card, you should contact VTAQ’s proxy solicitor at:

Morrow Sodali
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Email: VTAQ.info@investor.morrowsodali.com
Tel: (800) 662-5200

You may also obtain additional information about VTAQ from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

Q:     If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:     No. A “broker non-vote” occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions. Under the relevant rules, brokers are not permitted to vote on any of the matters to be considered at the Special Meeting. As a result, your Public Shares will not be voted on any matter unless you affirmatively instruct your broker, bank or nominee how to vote your shares in one of the ways indicated by your broker, bank or other nominee. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:     What will happen if I abstain from voting or fail to vote at the Special Meeting?

A:     At the Special Meeting, VTAQ will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. However, the failure to vote and abstentions will have no effect on the outcome of the Business Combination Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. With respect to the Charter Amendment Proposal, the failure to vote and abstentions will have the same effect as an “AGAINST” vote. Broker non-votes will not be counted as present for the purposes of establishing a quorum and will have no effect on any of the Proposals.

Q:     What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:     Signed and dated proxies received by VTAQ without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the Special Meeting. If you fail to indicate how you vote, you will not be able to exercise your redemption rights.

Q:     If I am not going to attend the Special Meeting, should I return my proxy card instead?

A:     Yes. Whether you plan to attend the Special Meeting virtually or not, please read the enclosed proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

In order to exercise your redemption rights, you must affirmatively vote either “FOR” or “AGAINST” the Business Combination Proposal. See the question “— How do I exercise my redemption rights” above.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. VTAQ believes the proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. You may change your vote by sending a later-dated, signed proxy card to VTAQ’s secretary at the address listed below so that it is received by VTAQ’s secretary prior to the Special Meeting or attend the Special Meeting in person on line and vote. You also may revoke your proxy by sending a notice of revocation to VTAQ’s secretary, which must be received by VTAQ’s secretary prior to the Special Meeting.

Q:     What should I do if I receive more than one set of voting materials?

A:     You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:     Who will solicit and pay the cost of soliciting proxies?

A:     VTAQ will pay the cost of soliciting proxies for the Special Meeting. VTAQ has engaged Morrow Sodali to assist in the solicitation of proxies for the Special Meeting. VTAQ has agreed to pay Morrow Sodali a fee of $27,500, plus disbursements. VTAQ will reimburse Morrow Sodali for reasonable out-of-pocket expenses and will indemnify Morrow Sodali and its affiliates against certain claims, liabilities, losses, damages and expenses. VTAQ will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of VTAQ Common Stock for their expenses in forwarding soliciting materials to beneficial owners of the VTAQ Common Stock and in obtaining voting instructions from those owners. VTAQ’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     Who can help answer my questions?

A:     If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact VTAQ’s proxy solicitor at:

Morrow Sodali
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Email: VTAQ.info@investor.morrowsodali.com
Tel: (800) 662-5200

To obtain timely delivery, VTAQ stockholders must request the materials no later than five business days prior to the Special Meeting.

The Notice of Special Meeting, Proxy Statement and form of Proxy Card are available at [            ].

You may also obtain additional information about VTAQ from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you have any questions concerning the virtual Special Meeting (including accessing the meeting by virtual means) or need help voting your shares of the Company’s Common Stock, please contact Continental at 917-262-2373 or email proxy@continentalstock.com.

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to VTAQ’s transfer agent prior to the Special Meeting in accordance with the procedures detailed under the question “— How do I exercise my redemption rights” above. If you have questions regarding the certification of your position or delivery of your stock, please contact Continental at 917-262-2373 or email proxy@continentalstock.com.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary, together with the section entitled, “Questions and Answers About the Proposals” summarizes certain information contained in this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Business Combination and the Proposals to be considered at the Special Meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section entitled “Where You Can Find More Information.”

Unless otherwise indicated or the context otherwise requires, references in this Summary of the Proxy Statement/Prospectus to the “Combined Entity” or “New Presto” refer to VTAQ after the event in which Presto becomes a wholly-owned subsidiary of VTAQ and VTAQ changes its name to Presto Technologies, Inc. References to the “Company” or “VTAQ” refer to Ventoux CCM Acquisition Corp.

Unless otherwise specified, all share calculations assume no exercise of redemption rights by the Company’s public stockholders and do not include any shares of VTAQ Common Stock issuable upon the exercise of the Rights.

Parties to the Business Combination

Ventoux CCM Acquisition Corp.

1 East Putnam Avenue, Floor 4
Greenwich, CT
(646) 465-9000

Ventoux CCM Acquisition Corp. is a blank check company incorporated in Delaware and formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

Ventoux Merger Sub I Inc.

1 East Putnam Avenue, Floor 4
Greenwich, CT
(646) 465-9000

VTAQ Merger Sub I Inc. is a Delaware corporation and a direct wholly owned subsidiary of Ventoux CCM Acquisition Corp. and was formed on November 3, 2021 for the purpose of effecting a merger with Presto.

Ventoux Merger Sub II, LLC

1 East Putnam Avenue, Floor 4
Greenwich, CT
(646) 465-9000

Ventoux Merger Sub II, LLC is a Delaware limited liability company and a direct wholly owned subsidiary of Ventoux CCM Acquisition Corp. and was formed on November 3, 2021 for the purpose of effecting a merger with Presto.

E La Carte, Inc. (d/b/a Presto)

E La Carte, Inc.
816 Hamilton St.
Redwood City, CA 94063
(650) 817-9012

Presto, a Delaware corporation, seeks to overlay next-generation digital solutions onto the approximately three trillion dollar hospitality industry given its current primarily analog nature and substantial reliance on labor. At present, Presto is focused on the restaurant industry in particular. Since its founding in 2008, Presto has shipped over 250,000 systems of Presto enterprise-grade digital solutions to the restaurant hospitality industry. Presto leverages decades of deep domain experience to build a technology platform that digitizes on-premise restaurant dining rooms and drive-throughs to maximize restaurant profitability and enhance the guest dining experience. Presto offers a range of Touch, Vision and Voice products to restaurants.

The Business Combination and the Merger Agreement

The terms and conditions of the Business Combination are contained in the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Merger Agreement carefully and in its entirety, as it is the legal document that governs the Business Combination.

Structure of the Business Combination

Pursuant to the Merger Agreement, Ventoux Merger Sub will merge with and into Presto (the “First Merger”), with Presto being the surviving entity in the First Merger and continuing (immediately following the First Merger) as a wholly-owned subsidiary of VTAQ (the “Surviving Corporation”), and following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Ventoux Merger Sub II (the “Second Merger”), with Ventoux Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a wholly-owned subsidiary of VTAQ. In addition, in connection with the consummation of the Business Combination, New Presto will amend and restate its charter to be the Proposed Charter and have authorized preferred stock and one class of common stock, each as described in the section of this proxy statement/prospectus titled “Description of New Presto Securities.”

The following diagrams illustrate in simplified terms the current structure of VTAQ and Presto and the expected structure of New Presto upon the Closing, and the ownership percentages of various groups of New Presto stockholders upon assuming minimum and maximum redemption scenarios.

Simplified Pre-Combination Structure

Simplified Post-Combination Structure

The Business Combination and the Merger Agreement

Merger Consideration to Presto Stockholders

VTAQ has agreed to issue approximately $800,000,000 in aggregate consideration in the form of New Presto common stock, at a per share price of $10.00, plus up to an additional 15,000,000 shares of New Presto common stock to the Presto Stockholders if certain conditions are met, as set forth below. Subject to the terms and conditions of the Merger Agreement, at the Effective Time each holder of shares of Presto capital stock as of immediately prior to the Effective Time will be entitled to receive, (A) in the form of a number of shares of New Presto capital stock, a portion of the Merger Consideration equal to (i) the Exchange Ratio, multiplied by (ii) the number of shares of Presto capital stock held by such holder as of immediately prior to the Effective Time, with fractional shares rounded down to the nearest whole share; and (B) the right to receive a number of shares of New Presto common stock equal to (i) the Contingent Consideration (if any) multiplied by (ii) such holder’s Pro Rata Contingent Consideration Portion, with fractional shares rounded down to the nearest whole share.

Following the Closing, the Contingent Consideration (as defined below) to be received by the holders of Presto capital stock will be calculated as follows:

(i)     7,500,000 shares of New Presto Common Stock, in the aggregate, if at any time prior to or as of the third anniversary of the Closing, the VWAP of VTAQ Common Stock equals or exceeds $12.50 for any 20 Trading Days within any 30 Trading Day period (such 7,500,000 shares of New Presto Common Stock, the “First Milestone Contingent Consideration”); and

(ii)    7,500,000 shares of New Presto Common Stock, in the aggregate, if at any time prior to or as of the fifth anniversary of the Closing, the VWAP of VTAQ Common Stock equals or exceeds $15.00 over any 20 Trading Days (such 7,500,000 shares of New Presto Common Stock, the “Second Milestone Contingent Consideration” and together with the First Milestone Contingent Consideration, the “Contingent Consideration”).

Treatment of Presto Options

At the Effective Time, each outstanding Presto Option will be assumed by New Presto and will be converted into (i) an option to acquire New Presto Common Stock with the same terms and conditions as applied to the Presto Option immediately prior to the Effective Time; and (ii) the right to receive, with respect to each share of Presto common stock subject to such Presto Option immediately prior to the Effective Time, certain Contingent Consideration (if any). The number of shares underlying such New Presto Option will be determined by multiplying the number of shares of Presto common stock subject to such Presto option immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Presto Option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest full cent.

Conditions to Closing

The Business Combination is subject to customary Closing conditions, including, among other things: (i) approvals by VTAQ’s stockholders and Presto’s stockholders of the Merger Agreement and the transactions contemplated thereby; (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino-Antitrust Improvements Act of 1976 (the “HSR Act”); (iii) the shares of New Presto Common Stock to be issued in connection with the Business Combination having been approved for listing on the Nasdaq Stock Market; (vi) the accuracy of the representations and warranties, covenants and agreements of Presto and VTAQ, respectively, subject to customary materiality qualifications; (iv) the absence of any material adverse effect that is continuing with respect to Presto between the date of the Merger Agreement and the date of the Closing; (v) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Business Combination and (vi) solely with respect to Presto, after giving effect to applicable redemptions, VTAQ having a minimum of $65,000,000 in cash available to it at Closing, after giving effect to redemptions of public shares, if any, but before giving effect to the consummation of the Closing and the payment of Presto’s and certain of VTAQ’s outstanding transaction expenses as contemplated by the Merger Agreement.

Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated.

Termination

Mutual Termination Rights

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

•        by written consent of Presto and VTAQ;

•        by Presto or VTAQ by written notice if any governmental authority shall have enacted, issued, promulgated, enforced or entered any governmental order of competent jurisdiction which has become final and non-appealable and has the effect of making consummation of the Mergers illegal or otherwise preventing or prohibiting consummation of the Mergers (however, the right to terminate the Merger Agreement pursuant to this bullet shall not be available to a party if such party’s breach of any of its obligations under the Merger Agreement is the primary cause of the existence or occurrence of any fact or circumstance but for the existence or occurrence of which the consummation of the Business Combination or such other transaction would not be illegal or otherwise permanently prevented or prohibited);

•        by Presto or VTAQ if the VTAQ stockholder approval shall not have been obtained by reason of the failure to obtain the required vote at the Special Meeting duly convened therefor or at any adjournment thereof; or

•        by Presto or VTAQ by written notice to the other party if the Closing has not occurred before 5:00 p.m., Eastern time, on August 31, 2022; provided, that the right to terminate the Merger Agreement pursuant to this bullet will not be available to a party if such party’s breach of any of its obligations under the Merger Agreement is the primary cause of the failure of the Closing to have occurred before such time.

Termination Rights of Presto

The Merger Agreement may be terminated by Presto upon written notice to VTAQ and the transactions contemplated thereby abandoned:

•        if there is any breach of any representation, warranty, covenant or agreement on the part of VTAQ, Ventoux Merger Sub or Ventoux Merger Sub II set forth in the Merger Agreement, such that the conditions with respect to the accuracy of the representations and warranties of VTAQ, Ventoux Merger Sub or Ventoux Merger Sub II, subject to customary materiality qualifications, and compliance by VTAQ, Ventoux Merger Sub or Ventoux Merger Sub II of its covenants or agreements of the Merger Agreement would not be satisfied, subject to a 30-day cure period and only if VTAQ is not entitled to terminate the Merger Agreement pursuant to the next bullet.

Termination Rights of VTAQ

•        The Merger Agreement may be terminated and the transactions contemplated thereby abandoned by written notice to Presto from VTAQ if there is any breach of any representation, warranty, covenant or agreement on the part of Presto set forth in the Merger Agreement, such that the conditions with respect to the accuracy of the representations and warranties of Presto and compliance by Presto of its covenants or agreements of the Merger Agreement, in each case, subject to customary materiality qualifications, would not be satisfied, subject to a 30-day cure period and only if Presto is not entitled to terminate the Merger Agreement pursuant to the preceding bullet; or

•        by written notice from VTAQ if Presto shall have failed to obtain the approval from its stockholders within five business days after this Registration Statement is declared effective by the SEC.

Regulatory Approvals

The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Ancillary Agreements

Sponsor Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Sponsors, VTAQ’s directors and officers and certain affiliates of the Sponsors (the “Sponsor Parties”) entered into the Sponsor Support Agreement with VTAQ and Presto, pursuant to which the Sponsor Parties have agreed to, among other things, vote to adopt and approve the Merger Agreement and all other documents and transactions contemplated thereby, to vote against any business combination proposal other than the Business Combination, including other proposals that would impede or frustrate the Business Combination, to comply with certain provisions prohibiting VTAQ from soliciting any alternative business combination transaction and relating to publicity matters and to not transfer the Founders Shares and private placement warrants that they own, in each case, subject to the terms and conditions of the Sponsor Support Agreement.

The Sponsor Parties agreed to subject the Founder Shares to lock-up restrictions. During the period beginning on the Closing until the period that is six months after the Closing, the Sponsor Parties may not transfer any of its, his or her Founders Shares, and during the period beginning on the date that is six months after the Closing to 12 twelve months after the Closing, the Sponsor Parties may only transfer up to 50% of its, his or her Founders Shares, in each case except for certain limited permitted transfers. In addition, the Sponsor Parties agreed that they will not transfer any privately placed warrants, acquired prior to the VTAQ IPO, during the period from the Closing to 12 months after the Closing.

The Sponsor Parties also agreed to subject their Founders Shares to vesting and forfeiture provisions as set forth in the Sponsor Agreement based on the number of public shares redeemed at the Closing (such shares, the “Sponsors’ Contingent Consideration”). Pursuant to the Sponsor Agreement, at the Closing, (i) in the case of redemptions of public shares of 90% or more, 15% of the Founders Shares that are owned immediately after the Closing will be subject to vesting, (ii) in the case of redemptions of public shares of between 80% and 90%, 10% of the Founders Shares that are owned immediately after the Closing will be subject to vesting, (iii) in the case of redemptions of public shares of between 70% and 80%, 5% of the Founders Shares that are owned immediately after the Closing will be subject to vesting and (iv) in the case of redemptions of public shares of less than 70%, none of the Founders Shares will be subject to vesting. The Sponsors’ Contingent Consideration will vest if, during the period from and after the Closing until the fifth anniversary of the Closing, the VWAP of New Presto Common Stock is greater than or equal to $12.50 for any 40 trading days within a period of 60 consecutive trading days.

The Sponsor Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (i) the Effective Time, (ii) such date and time as the Merger Agreement shall be terminated in accordance with its terms, (iii) the liquidation of VTAQ and (iv) the written agreement of VTAQ, the Sponsors and Presto. Upon such termination of the Sponsor Support Agreement, all obligations of the parties under the Sponsor Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof. However, the termination of the Sponsor Support Agreement will not relieve any party thereto from liability arising from any actual fraud in respect of the Sponsor Support Agreement occurring prior to such termination.

Presto Stockholder Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, VTAQ, Presto and certain Presto Stockholders entered into the Presto Stockholder Support Agreement, whereby such Presto Stockholders agreed to, among other things, promptly (and in any event within two business days) after this proxy statement/prospectus is disseminated to Presto’s stockholders, vote or provide consent in favor of the approval of the Merger Agreement and the transactions contemplated therein. Additionally, such Presto Stockholders agreed to not transfer any securities of Presto held by such Presto Stockholder from the date of execution of the Presto Stockholder Support Agreements until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, subject to certain exceptions, to vote against any proposal relating to an acquisition of Presto other than the Business Combination and to execute the Amended and Restated Registration Rights Agreement at the Closing.

The Presto Stockholder Support Agreement also provides that during the period beginning on the Closing and ending on the date that is six months after the Closing, the Presto Supporting Stockholders may not transfer any of their shares of New Presto Common Stock, and during the period beginning on the date that is six months after the Closing and ending on the date that is 12 months after the Closing, the Presto Supporting Stockholders may only transfer up to 50% of their New Presto Common Stock, in each case, except for certain limited permitted transfers.

The Presto Stockholder Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (i) the Effective Time, (ii) such date and time as the Merger Agreement shall be terminated in accordance with its terms, (iii) such time that the Merger Agreement shall be amended, modified or supplemented such that a Stockholder is disproportionately and adversely impacted relative to the other Presto Stockholders holding the same class of Presto capital stock without the prior written consent of the applicable Presto Stockholder, (iv) such time that a provision in the Merger Agreement shall be waived by Presto such that a Presto Stockholder is disproportionately and adversely impacted relative to the other stockholders holding the same class of Presto capital stock, and (v) such time that the Presto Support Agreement is terminated upon the mutual written agreement of

Presto, VTAQ, Merger Subs and the applicable Presto Stockholders. However, the termination of the Presto Support Agreement will not relieve any party thereto from liability arising from any actual fraud in respect of the Presto Support Agreement occurring prior to such termination.

Amended and Restated Registration Rights Agreement

In connection with the consummation of the Business Combination, New Presto, the Sponsors, VTAQ’s directors and officers, the Notes Investor and certain Presto Stockholders will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”).

Pursuant to the Amended and Restated Registration Rights Agreement, New Presto will be required to register for resale securities held by the stockholders party thereto. Pursuant to the Amended and Restated Registration Rights Agreement, the stockholders party thereto are also provided with certain “demand” and “piggyback” registration rights. New Presto will bear certain expenses incurred in connection with the filing of any registration statements pursuant to the Amended and Restated Registration Rights Agreement.

The Amended and Restated Registration Rights Agreement amends and restates the registration rights agreement that was entered into upon the consummation of the VTAQ IPO.

Amended and Restated Warrant Agreement

In connection with the consummation of the Business Combination, New Presto, the Sponsors and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent, will enter into an amended and restated warrant agreement (the “Amended and Restated Warrant Agreement”) to reflect the issuance of the Note Financing Warrants. In addition, the Amended and Restated Warrant Agreement also provides that 600,000 of the Sponsors’ 6,675,000 private placement warrants will be cancelled. Each Note Financing Warrant and each private placement warrant is exercisable for one share of common stock at an exercise price of $11.50 per share.

Governance Agreement

In connection with the consummation of the Business Combination, New Presto, Rajat Suri, REMUS Capital, an affiliate of Presto, and certain other parties set forth therein, will enter into a Governance Agreement (the “Governance Agreement”) to provide for certain governance rights and address certain governance matters relating to New Presto. The Governance Agreement will provide REMUS Capital the right to designate a replacement New Presto director if a Class I Director is removed within one year of Closing and also will provide each of Mr. Suri and REMUS Capital with the right to nominate one individual to New Presto board of directors, subject to certain qualifications, requirements and exceptions as set forth therein.

The Governance Agreement will also provide that the initial New Presto Board will be as follows:

Name	Age	Position(s)
Krishna K. Gupta	34	Class I Director and Chairman of the Board
Ed Scheetz	56	Class I Director
Gail Zauder	63	Class I Director
Ilya Golubovich	37	Class II Director
Rajat Suri	36	Class II Director
Kim Axel Lopdrup	63	Class III Director
[•]	[•]	Class III Director

The PIPE Investments

VTAQ entered into the Equity Subscription Agreements dated as of November 10, 2021, with certain accredited investors, pursuant to which, among other things, VTAQ agreed to issue and sell, in private placements to close immediately prior to or substantially concurrently with the Closing, an aggregate of 1,500,000 shares of common stock for $10.00 per share. Of 18 Equity Subscription Agreements, 16, representing a total investment of $8 million, were entered into by current Presto investors and directors and officers, such as Rajat Suri, the Chief Executive of Officer of Presto, and entities affiliated with Krishna K. Gupta and Ilya Golubovich, each of whom is expected to serve as a director of New Presto. The remaining Equity Subscription Agreements representing a total investment of $7 million were entered into with investors that are unaffiliated with VTAQ, the Sponsors, Presto or any of their affiliates. The Equity Subscription Agreements provide that VTAQ must file a registration statement to register the resale of the subscribed common stock no later than 30 days after the Closing.

VTAQ also entered into the Convertible Note Subscription Agreement, dated as of November 10, 2021, with an institutional accredited investor (the “Note Investor”), pursuant to which, among other things, VTAQ agreed to issue and sell, in a private placement to close immediately prior to the Closing, $55,000,000 in aggregate principal amount of Notes and 1,000,000 Note Financing Warrants. There are no pre-existing relationships between the Note Investor on one hand, and any of VTAQ, the sponsors, Presto, or any their affiliates on the other hand.

At any time prior to the close of business on the second trading day immediately preceding the maturity date of the Notes, the Notes will be convertible, at each holder’s option, into shares of common stock of New Presto at an initial conversion price equal to the lesser of (i) $13.00 and (ii) a 30% premium to the lowest per share price at which any equity of VTAQ is issued within 15 days prior to the Closing (the “Conversion Rate”). In the event of a conversion in connection with a Fundamental Change (as defined in Frequently Used Terms) the Conversion Rate will be increased by a number of additional shares set forth in a usual and customary “make-whole table” to be included in the indenture governing the Notes (the “Indenture”).

At any time on or after the first anniversary of the issuance of the Notes until the second business day prior to maturity, the Notes will be convertible, in whole but not in part, at VTAQ’s option (a “Mandatory Conversion”) if the closing price of common stock is greater than or equal to 130% of the conversion price of the Notes for 20 trading days during any 30 consecutive trading day period ending on the day before the notice of the Mandatory Conversion is given. The Conversion Rate in connection with a Mandatory Conversion will be increased by a number of additional shares pursuant to the make-whole table described above.

In addition, VTAQ may redeem the Notes at any time prior to the 21st trading day before maturity by paying, in cash, the principal, accrued interest, and a premium equal to, (1) through third anniversary, the present value of all remaining scheduled interest payments, computed using a discount rate equal to the Treasury Rate (to be defined in the Indenture) plus 0.50%, and warrants to purchase a number of shares equal to 50% of the number of shares into which the Notes redeemed were convertible, or (2) between third anniversary and maturity, of all remaining scheduled interest payments, computed using a discount rate equal to the Treasury Rate.

Each holder of a Note will have the right to cause VTAQ to repurchase for cash all or a portion of the Notes held by such holder at any time upon the occurrence of a Fundamental Change at a repurchase price equal to 100% of the principal amount of such Notes plus accrued and unpaid interest thereon to, but excluding, the repurchase date. The repurchase obligation with respect to a Fundamental Change gives Noteholders the opportunity to recoup their investment when certain events relating to (i) changes of control, (ii) transformative transactions, (iii) liquidations or dissolutions or (iv) or stock delisting occurs.

VTAQ will pay interest on the principal amount of the Notes in cash or in kind, at VTAQ’s election. If VTAQ elects to pay interest in cash (“Cash Interest”), the interest on the Notes will accrue at a rate of 9.0% per annum and be payable in cash. If VTAQ elects to pay interest in kind (“PIK Interest”), the interest on the Notes will be increased to a rate of 11.0% per annum. PIK Interest will be payable either (x) by increasing the principal amount of the outstanding Notes by an amount equal to the amount of PIK Interest for the applicable interest period (rounded up to the nearest $1.00) or (y) if the Notes are no longer held as global notes, by issuing additional Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest for the period (rounded up to the nearest $1.00). Following an increase in the principal amount of the outstanding Notes as a result of a PIK Interest payment, the Notes will bear interest on such increased principal amount.

The Indenture will contain certain negative covenants, including limitations on indebtedness, restricted payments, liens, asset sales and transactions with affiliates.

VTAQ is obligated to register the shares issuable upon conversion of the Notes. VTAQ agreed that, after the consummation of the Business Combination, New Presto will file with the SEC a registration statement registering the resale of the shares of VTAQ common stock issuable upon conversion of the Notes.

The Note Financing Warrants have the same terms and conditions as VTAQ’s outstanding publicly held warrants, except that each Note Financing Warrant is exercisable into one whole share of common stock at an exercise price of $11.50 per share. The Note Financing Warrants, like the publicly held warrants, may be redeemed if, among other conditions, the reported last sale price of VTAQ common stock equals or exceeds $16.50 per share, for any 20 trading days within a 30-day trading period ending on the third business day prior to the date of the notice of redemption to warrantholders. The obligations of each party to consummate the transactions contemplated by the Convertible Note Subscription Agreement is conditioned upon, among other things, the entry into the Indenture consistent with the terms set forth in the Convertible Note Subscription Agreement and the satisfaction or waiver of the conditions to the Closing. In connection with the execution and delivery of a Convertible Note Subscription Agreement with the lead investor of Notes subscription, the Sponsors agreed to transfer, or cause to be transferred, 300,000 shares of Company common stock to a fund managed by such investor at the Closing. VTAQ has granted registration rights to the investors with respect to the Notes, the Note Financing Warrants and the common stock underlying the Notes and the Note Financing Warrants pursuant to the terms of the Amended and Restated Registration Rights Agreement as discussed above under the subheading “Amended and Restated Registration Rights Agreement.”

The PIPE Investments are expected to close immediately prior to or concurrently with the consummation of the Business Combination. The VTAQ Sponsors, its directors, officers and affiliates will not invest in the PIPE Financing.

Protections and Benefits of the Notes

Under the Convertible Note Subscription Agreement and the Indenture, the Note Investor is entitled to certain protections and benefits that are not available to VTAQ common stockholders. In particular, the following terms of the Notes may be viewed to be favorable to the Note Investor:

•        During the period in which the Notes are outstanding and unconverted, the Note Investor is protected from changes in the price of New Presto Common Stock;

•        At closing, the Note Investor will receive a one-time fee in the amount of $1,100,000, which is equal to 2% of the aggregate principal amount of the Notes, a transfer of 300,000 shares of Common Stock from the Sponsors, and Warrants to purchase 1,000,000 shares of Common Stock exercisable at a price of $11.50 per share, with a term extending five years after Closing;

•        The Note Investor will receive interest on the principal amount of the Notes in cash at a rate of 9.0% per annum or in kind at a rate of 11.0% per annum;

•        The Note Investor is protected by certain negative covenants, including limitations on indebtedness, restricted payments, liens, asset sales and transactions with affiliates; and

•        If a Fundamental Change occurs, the Note Investor has the right to require the Company to repurchase for cash all, or a portion of, the Convertible Notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest.

See the section entitled “Risk Factors — Risks Related to the Notes” for a further discussion of how the Convertible Note may impact New Presto and New Presto securities.

The expected aggregate gross proceeds of $70 million from the PIPE Investments (i) will exceed the Minimum Cash Condition and (ii) will be used to pay certain fees and expenses in connection with the Business Combination and for New Presto’s working capital purposes. Since the consummation of the Business Combination is contingent on meeting the Minimum Cash Condition, as well as certain other conditions as further described elsewhere in this proxy statement/prospectus, the Sponsors and their affiliates may be deemed to benefit from the PIPE Investments because the Founder Shares and Private Warrants will expire worthless if VTAQ does not consummate a business combination.

Special Meeting of VTAQ Stockholders and the Proposals

The Special Meeting will convene on [            ], 2022 at [            ] a.m., Eastern time, via a virtual meeting. Stockholders may attend, vote and examine the list of VTAQ Stockholders entitled to vote at the Special Meeting by visiting [            ] and entering the control number found on their proxy card, voting instruction form or notice they previously received. The purpose of the Special Meeting is to consider and vote on the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal.

Approval of the condition precedent proposals is a condition to the obligation of VTAQ to complete the Business Combination.

Only holders of record of issued and outstanding shares of VTAQ Common Stock as of the close of business on [        ], 2022, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement of the Special Meeting. You may cast one vote for each share of VTAQ Common Stock that you owned as of the close of business on that record date.

A quorum of stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the outstanding shares of VTAQ Common Stock as of the record date present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of VTAQ stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting of stockholders if a majority of the Common Stock outstanding and entitled to vote at the Special Meeting is represented live or by proxy at the Special Meeting. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum.

The approval of the Charter Amendment Proposal requires the affirmative vote of a majority of the issued and outstanding VTAQ Common Stock as of the Record Date. Accordingly, a VTAQ stockholder’s failure to vote by proxy or to vote in person online at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Charter Amendment Proposal.

The approval of the Business Combination Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (as described in the Proxy Statement for Special Meeting above) each require the affirmative vote of a majority of the votes cast by VTAQ Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions have no effect on the outcome of those proposals. A VTAQ stockholder’s failure to vote by proxy or to vote in person at the Special Meeting will not be counted towards the number of shares of Common Stock required to validly establish a quorum, and if a valid quorum is otherwise established, it will have no effect on the outcome of the vote on the Business Combination Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. Approval of the Directors Proposal will require the vote by a plurality of the shares of the Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting.

The Charter Amendment Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal and the ESPP Proposal are conditioned on the approval of the Business Combination Proposal and the Business Combination Proposal is conditioned on the approval of the Charter Amendment Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal and the ESPP Proposal. The Adjournment Proposal is not conditioned on any other Proposal and does not require the approval of any other Proposal to be effective. It is important for you to note that in the event the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal and the ESPP Proposal do not receive the requisite vote for approval, then VTAQ will not consummate the Business Combination.

If VTAQ does not consummate the Business Combination and fails to complete an initial business combination by June 30, 2022, it will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to its public stockholders.

Recommendation of the Board

The Board has unanimously determined that the Business Combination is in the best interests of, and advisable to, the VTAQ Stockholders and recommends that the VTAQ Stockholders adopt the Merger Agreement and approve the Business Combination. The Board made its determination after consultation with its legal and financial advisors and consideration of a number of factors.

The Board recommends that you vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of Charter Amendment Proposal “FOR” the approval of each of the Governance Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the PIPE Proposal, “FOR” the approval of the Directors Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal.

The existence of financial and personal interests of one or more of VTAQ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of VTAQ and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, VTAQ’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “The Business Combination Proposal — Interests of VTAQ’s Directors and Officers in the Business Combination” of this proxy statement/prospectus.

For more information about the Board’s recommendation and the proposals, see the sections entitled “The Special Meeting — Quorum and Required Vote for Proposals and Recommendation of the Board” beginning on page 93 and “The Business Combination Proposal” beginning on page 98.

VTAQ’s Reasons for Approval of the Business Combination

The Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the related agreements and the Business Combination, including the following material factors:

•        Large potential addressable market.    The Board noted that demand for automation in the hospitality industry, specifically restaurants, is increasing and is expected to expand in the foreseeable future.

•        VTAQ believes that technologies focused on addressing labor shortage issues in the hospitality space will become increasingly important, sticky and ultimately have relatively inelastic demand — Presto’s entire stack is focused on addressing this macro issue that VTAQ believes will only get worse over time;

•        Presto has enterprise roll out experience and a tech stack that is purely focused on the dining category across casual sit down and QSR players, which is differentiated at scale. VTAQ believes that Presto is also one of the only solutions that is proven, mature, and offered a holistic platform versus point solutions operated by startups;

•        Presto has deep engineering and data science talent and experience, with a deep bench and a large head start on category expertise; however, VTAQ believes significant upside remains due to Presto’s historical lack of investment in commercial and sales resources. VTAQ believes it can help with accelerating Presto’s already strong growth as Presto increases investment in those areas;

•        Presto’s newer product lines are maturing and rapidly growing with strong interest from the QSR space, which VTAQ believes dramatically expands Presto’s addressable market while also providing pathways to net revenue retention expansion through fast casual players’ interest in Vision and Voice and QSR players’ interest in Touch;

•        VTAQ’s management team has direct experience with similar business models and VTAQ believes its firsthand knowledge with personalization, recommendation engines, and advertising can be leveraged to improve the ROI on Touch;

•        Presto is positioned to capitalize on the long term tailwinds propelling off-restaurant-premise consumption which is driving the need for faster speed of service and order accuracy among restaurant operators;

•        Technology investments in restaurants tend to be longer term and operators face a larger hurdle for changing technology systems, which protects Presto’s contracts once they are signed and installed in customers’ units; and

•        Presto’s business model is a high return on capital and predominately asset-light business model, which is attractive for valuation purposes.

•        Reasonableness of aggregate consideration.    Following a review of the financial data provided to VTAQ, including Presto’s historical financial statements and certain unaudited prospective financial information, as well as VTAQ’s due diligence review of the Presto business and the views of VTAQ’s financial advisors, the Board considered the aggregate consideration to be paid and determined that such consideration was reasonable in light of such data and financial information.

•        Competitive positioning of Presto.    The Board noted that Presto is favorably positioned to compete against current and prospective competitors on the basis of factors such as system performance, software and applications, rate of technological innovation, ability to create value through long-term partnerships, end-user support and customer experience, solutions and insight delivery, price, brand recognition and trust, financial resources and access to key personnel.

•        Presto’s intellectual property portfolio.    VTAQ’s management noted to the Board that Presto’s competitive advantages of proprietary software solutions and proven capabilities to install product across large enterprise ecosystems, provides significant barriers to any competitive presence.

•        Talent level of management.    The Board noted that Presto has a seasoned leadership team with leadership experience in building leading-edge technology platforms, scaling business models, building talented and capable teams, exemplary success in securing sales contracts and leading organizations.

The Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including the following:

•        Ability to compete against better capitalized competitors.    The risk that Presto’s current and prospective competitors could successfully compete against Presto due to greater access to financial resources.

•        Potential for unforeseen system design challenges.    The risk that Presto may need additional capital due to unforeseen circumstances, including engineering or system design challenges.

•        Potential for anticipated technology roadmap timeline to be delayed.    The risk that Presto’s technical roadmap may be delayed or may never be achieved, either of which would have a material impact on Presto’s business, financial condition or results of operations.

•        Potential for slower than anticipated growth in customer demand.    The risk that demand for restaurant technologies, in general, does not develop as expected, or develops more slowly than expected.

•        Potential for Presto to need additional capital before becoming cash flow positive.    The risk that inability to obtain financing when needed may make it more difficult for Presto to operate its business or implement its growth plans.

•        Benefits and growth initiatives may not be achieved.    The risk that the potential benefits and growth initiatives of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe. In this regard, the Board considered that there are risks associated with successful implementation of Presto’s long term business plan and strategy and Presto realizing the anticipated benefits of the Business Combination on the timeline expected or at all, including due to factors outside of the parties’ control, such as the potential negative impact of the COVID-19 pandemic and related macroeconomic uncertainty. The Board considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that VTAQ stockholders may not fully realize these benefits to the extent that they expected to retain the public shares following the completion of the Business Combination.

•        No third-party valuation.    The risk that VTAQ did not obtain a third-party valuation or fairness opinion in connection with the Business Combination.

•        Liquidation.    The risks and costs to VTAQ if the business combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in VTAQ being unable to effect a business combination within the completion window and force VTAQ to liquidate.

•        Stockholder vote.    The risk that VTAQ’s stockholders may object to and challenge the Business Combination and take action that may prevent or delay the consummation of the Business Combination, including to vote down the proposals at the special meeting or redeem their shares.

•        Closing conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within VTAQ’s control.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Fees and expenses.    The fees and expenses associated with completing the Business Combination.

•        Other risks.    Various other risks associated with the Business Combination, the business of Presto, and ownership of New Presto’s shares described under the section entitled “Risk Factors.”

In addition to considering the factors described above, the Board also considered that the officers and directors of VTAQ, as well as the Sponsor and their affiliates, have interests in the Business Combination that are in addition to, and that are different from, the interests of VTAQ’s stockholders (see section entitled “Business Combination Proposal-Interests of VTAQ’s Directors and Executive Officers in the Business Combination”). VTAQ’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Board, the Merger Agreement and the Business Combination.

Redemption Rights

Pursuant to the Current Charter, a public stockholder may request that VTAQ redeem all or a portion of their public shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any public shares to be redeemed only if you:

•        (a) hold Public Shares or (b) hold Public Shares through Units and you elect to separate your Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the public shares; and

•        prior to 5:00 p.m., Eastern time, on [            ], 2022, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the transfer agent that VTAQ redeem your public shares for cash and (b) deliver your Public Shares to the transfer agent, physically or electronically through DTC.

As noted above, holders of Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. Holders may instruct their broker to do so, or if a holder holds Units registered in its own name, the holder must contact the transfer agent directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental, VTAQ’s transfer agent in order to validly redeem. Public stockholders may elect to redeem all or a portion of their Public Shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will not be redeemed for cash. If a public stockholder properly exercises its right to redeem its Public Shares and timely delivers its public shares to Continental, VTAQ will redeem such Public Shares upon the Closing for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding Public Shares. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. See the section entitled “The Special Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 20% of the Public Shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

Appraisal Rights of VTAQ Stockholders

Appraisal rights are statutory rights under the DGCL that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Appraisal rights are not available to VTAQ Stockholders or warrant holders in connection with the Business Combination.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. VTAQ has engaged Morrow Sodali to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares at the Special Meeting if it revokes its proxy before the Special Meeting. A stockholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of VTAQ Stockholders — Revoking Your Proxy.”

Interests of VTAQ’s Directors and Officers in the Business Combination

When you consider the recommendation of the Board in favor of approval of the Business Combination Proposal, you should keep in mind that VTAQ’s initial stockholders, including its directors and officers, have interests in such proposal that are different from, or in addition to those of VTAQ Stockholders and warrant holders generally. These interests include, among other things, the interests listed below:

•        None of our officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

•        Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. The Current Charter provides that VTAQ renounces its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of VTAQ and such opportunity is one VTAQ is legally and contractually permitted to undertake and would otherwise be reasonable for VTAQ to pursue, and to the extent the director or officer is permitted to refer that opportunity to VTAQ without violating another legal obligation. We do not believe, however, that the pre-existing fiduciary duties or contractual obligations of our officers and directors will materially undermine our ability to complete the Business Combination, and such pre-existing fiduciary duties and contractual obligations did not materially affect our search for an acquisition target.

•        If we are unable to complete our initial business combination by June 30, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire and become worthless if we fail to complete our initial business combination by June 30, 2022. Our initial stockholders purchased the Founders Shares prior to the VTAQ IPO for an aggregate purchase price of $25,000. Based on the closing price of VTAQ common stock on Nasdaq of $[      ] on [          ], 2022, such vested shares would be worth $[      ].

•        Simultaneously with the Closing of the VTAQ IPO and over-allotment exercise, we consummated the sale of 4,450,000 private placement warrants at a price of $1.50 per warrant in a private placement to our Sponsors. The warrants are each exercisable commencing on the later of 30 days following the Closing and 12 months from the closing of the VTAQ IPO, which occurred on December 30, 2020, for one share of VTAQ common stock at $11.50 per share. If we do not consummate a Business Combination transaction by June 30, 2022, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our initial stockholders will be worthless. The warrants held by our Sponsors had an aggregate market value of $[          ] based upon the closing price of $[          ] per warrant on the Nasdaq on [          ], 2022.

•        Our Sponsors, officers and directors will lose their entire investment in us if we do not complete a business combination by June 30, 2022.

•        Certain of our officers and directors may continue to serve as officers and/or directors of New Presto after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New Presto Board determines to pay to its directors and/or officers.

•        Our initial stockholders and our officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founders Shares if VTAQ fails to complete a business combination by June 30, 2022.

•        In order to protect the amounts held in the Trust Account, certain of the Initial Stockholders have agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.10 per share, except as to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act.

•        Following the Closing, our Sponsors would be entitled to the repayment of any working capital loan and advances that have been made to VTAQ and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsors have not made any advances to us for working capital expenses. If we do not complete an initial Business Combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•        Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•        Upon the Closing, subject to the terms and conditions of the Merger Agreement, our Sponsors, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial

Business Combination, and repayment of any other loans, if any, and on such terms as to be determined by VTAQ from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial Business Combination. As of [      ], 2022, the total aggregate amount of out-of-pocket expenses expected to be repaid by VTAQ upon consummation of the business combination is $[          ].

•        Upon the completion of the Business Combination, Chardan, who acted as VTAQ’s underwriters in the IPO and is an affiliate of one of our Sponsors, will be entitled to a marketing fee of $6,037,500. Additionally, Jefferies LLC will receive $4,000,000 in fees in connection with certain financial advisory services provided to Presto and VTAQ. William Blair, Truist Securities and Chardan will also be entitled to receive approximately $[•], $[•] and $[•], respectively, in placement agent fees, which amounts are calculated based on the amounts raised in the PIPE Investment and the amount remaining in the Trust Account after redemptions. The placement agent fees disclosed herein to Blair, Truist Securities and Chardan assume no redemptions. If we were to fail to complete a business combination by June 30, 2022, none of the above banks would receive their expected compensation for their respective roles as underwriters, financial advisors and placement agents, as applicable. Mr. Grossman is the President of Chardan and Mr. Weil is Managing Director and Co-Head of Fintech Investment Banking at Chardan.

•        Given the difference in the purchase price our Sponsors and directors paid for the Founders Shares as compared to the price of the units sold in the IPO, our Sponsors and directors may earn a positive rate of return on their investment even if New Presto Common Stock trades below the price paid for the units in the IPO and the public stockholders experience a negative rate of return following the completion of the Business Combination.

•        Our Sponsors, Ventoux Acquisition Holdings LLC and Chardan International Investments, LLC own 2,728,875 Founders Shares and 1,493,625 Founders Shares, respectively. Mr. Grossman is the managing member of Chardan International Investments, LLC and Chardan International Investments, LLC is an affiliate of Chardan Capital Markets, LLC. Darla Anders Cindat USA LLC, an entity affiliated with one of our directors, and three of our other directors each own 22,500 Founder Shares. All of the Founders Shares will become worthless if an initial business combination is not completed by June 30, 2022.

•        The Sponsors own 4,450,00 Private Placement Warrants (valued at $1,112,500, based on a valuation as of September 30, 2021, the most recent date for which a valuation is available), all of which will become worthless if an initial business combination is not completed by June 30, 2022. The Sponsors purchased the Private Placement Warrants from VTAQ at the time of our IPO for $1.50 per warrant, amounting to an aggregate purchase price of $6,675,000.

•        The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to the public stockholders rather than liquidating VTAQ.

•        The Sponsor and the initial stockholders will enter into an amended Registration Rights Agreement which will provide them with registration rights.

•        At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding VTAQ or its securities, the initial stockholders, Presto and/or its affiliates and the Presto Founders and/or their affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire VTAQ Common Stock. As of the date of this proxy/prospectus, the initial stockholders, Presto and/or its affiliates and the Presto Founders and/or their affiliates have not made any purchases of shares and/or warrants from investors. If VTAQ, the initial stockholders, Presto and/or its affiliates and the Presto Founders and/or their affiliates enter into any such arrangements:

•         any such purchases of securities would be made at a price no higher than the redemption price;

•         shares acquired in such transactions (i) would not be voted in favor of approving the Business Combination and (ii) holders of such shares would waive their right to redemption rights with respect to such shares; and

•        VTAQ will disclose in a Current Report on Form 8-K prior to the Special Meeting the following information:

•        the amount of securities purchased in such transaction(s), along with the purchase price;

•        the purpose of such purchases;

•        the impact, if any, of the purchases on the likelihood that the business combination transaction will be approved;

•        the identities of security holders who sold such shares (if not purchased on the open market) or the nature of security holders (e.g. 5% security holders) who sold such shares; and

•        the number of securities for which VTAQ has received redemption requests pursuant to its redemption offer.

The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) VTAQ satisfies the Minimum Cash Condition. Any such purchases of public shares and other transactions may thereby increase the likelihood of obtaining the VTAQ Stockholder Approval. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the initial stockholders for nominal value. Entering into any such arrangements may have a depressive effect on VTAQ Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting. If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no agreements to such effect have been entered into with any such investor or holder.

The existence of financial and personal interests of the VTAQ directors and officers may result in a conflict of interest on the part of one or more of them between what he or she may believe is best for VTAQ and what he or she may believe is best for him or her in determining whether or not to grant a waiver in a specific situation. See the sections entitled “Risk Factors” and “The Business Combination Proposal — Interests of VTAQ’s Directors and Officers in the Business Combination” for a further discussion of this and other risks.

Expected Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). Under this method of accounting, VTAQ, who is the legal acquirer, will be treated as the “acquired” company for financial reporting purposes and Presto will be treated as the accounting acquirer. This determination was primarily based on Presto expecting to have a majority of the voting power of the post-combination company, Presto’s senior management comprising substantially all of the senior management of the post-combination company, the relative size of Presto compared to VTAQ, and Presto’s operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of a capital transaction in which Presto is issuing stock for the net assets of VTAQ. The net assets of VTAQ will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Presto. The Company will retain June 30 as its fiscal year end following the Business Combination.

Emerging Growth Company

VTAQ is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the adoption dates of recently issued accounting standards not yet adopted for public companies and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the VTAQ IPO, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Smaller Reporting Company

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common stock held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the prior June 30.

Risk Factors

In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors.”

Summary of Risk Factors

This discussion includes forward-looking information regarding our business, results of operations and cash flows and contractual obligations and arrangements that involves risks, uncertainties and assumptions. Our actual results may differ materially from any future results expressed or implied by such forward-looking statements as a result of various factors, including, but not limited to, those discussed in the sections of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Presto’s Business and Industry:

•        If Presto fails to manage its growth effectively, to sustain its recent revenue growth or attract new customers, it may be unable to execute its business plan, maintain high levels of service and customer satisfaction, or adequately address competitive challenges.

•        Presto’s limited operating history with its new Vision and Voice products in a new and developing market makes it difficult to evaluate its current business and future prospects and may increase the risk that it will not be successful.

•        Presto has a history of generating net losses, and if it is unable to achieve adequate revenue growth while its expenses increase, it may not achieve or maintain profitability in the future.

•        The ongoing COVID-19 pandemic has adversely impacted (including as a result of global supply chain shortages that Presto expects to continue for the foreseeable future) and may continue to adversely impact Presto’s results of operations and financial condition.

•        Presto generates a significant portion of its revenue from its three largest customers, and the loss or decline in revenue from any of these customers could harm its business, results of operations, and financial condition.

•        If Presto fails to continue to improve and enhance the functionality, performance, reliability, design, security, or scalability of its platform in a manner that responds to its customers’ evolving needs, its business may be adversely affected.

•        Since Presto recognizes revenue from the sale of its products over a multi-year term, downturns or upturns in sales are not immediately reflected in full in its results of operations.

•        Presto and certain of its third-party partners, service providers, and subprocessors transmit and store personal information of its customers and consumers. If the security of this information is compromised, Presto’s reputation may be harmed, and it may be exposed to liability and loss of business.

•        Presto is subject to stringent and changing privacy laws, regulations and standards, and contractual obligations related to data privacy and security, and noncompliance with such laws could adversely affect its business.

•        Unfavorable conditions in the restaurant industry or the global economy, including with respect to food, labor, and occupancy costs, could limit Presto’s ability to grow its business and materially impact its financial performance.

•        Presto may require additional capital, which additional financing may result in restrictions on its operations or substantial dilution to its stockholders, to support the growth of its business, and this capital might not be available on acceptable terms, if at all.

•        Presto has outstanding secured debt that contains financial covenants and other restrictions on its actions that may limit its operational flexibility or otherwise adversely affect its results of operations.

•        Presto’s sales cycles can be long and unpredictable, and its sales efforts require considerable investment of time and expense.

•        The estimates of market opportunity and forecasts of market growth included in this proxy statement/prospectus may prove to be inaccurate.

•        Presto has identified material weaknesses in its internal control over financial reporting and, if it fails to remediate these deficiencies, it may not be able to accurately or timely report its financial condition or results of operations.

•         There is substantial doubt about our ability to continue as a going concern if we do not receive additional financing in a timely manner.

Risks Related to Third Parties:

•        Presto relies on a limited number of suppliers to provide part of the technology it offers. Thus, it is at risk of shortages, price increases, changes, delays or discontinuations of hardware.

•        Presto relies substantially on a select few payment processors to facilitate payments made by or to guests and customers, and if it cannot manage risks related to its relationships with its payment processors, its business, financial condition, and results of operations could be adversely affected.

•        Presto relies on computer hardware, licensed software and services rendered by third parties and the interoperability thereof in order to run its business.

Risks Related to Regulatory, Legal and Compliance Matters:

•        Presto’s business is subject to a variety of U.S. laws and regulations (including with respect to payment transaction processing), many of which are unsettled and still developing, and Presto or its customers’ failure to comply with such laws and regulations could subject it to claims or otherwise adversely affect its business, financial condition, or results of operations.

•        Significant changes in U.S. and international trade policies that restrict imports or increase tariffs could have a material adverse effect on Presto’s results of operations.

•        Presto could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs its customers would have to pay for its products and adversely affect its results of operations.

Risks Related to Presto’s Intellectual Property:

•        If Presto fails to adequately protect its intellectual property rights, its competitive position could be impaired and it may lose valuable assets, generate reduced revenue and become subject to costly litigation to protect its rights.

•        Presto may be subject to claims by third parties of intellectual property infringement.

•        Presto uses open-source software in its platform, which could negatively affect its ability to sell its services or subject it to litigation or other actions.

Risks Related to VTAQ and the Business Combination:

•        VTAQ has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement.

•        A substantial majority of its public stockholders may redeem their public shares.

•        The Sponsors have agreed to vote in favor of such initial business combination, regardless of how VTAQ’s public stockholders vote.

•        The unaudited pro forma condensed combined financial information may not be indicative of what VTAQ’s actual financial position or results of operations would have been.

•        Stockholder litigation and regulatory inquiries and investigations are expensive and could harm VTAQ.

•        VTAQ will not obtain an opinion from an unaffiliated third party as to the fairness of the Business Combination to its stockholders.

•        VTAQ’s Sponsors, directors and officers have interests in the Business Combination which may be different from or in addition to (and which may conflict with) the interests of its stockholders.

•        A market for VTAQ’s securities may not continue, which would adversely affect the liquidity and price of its securities.

•        There can be no assurance that VTAQ will be able to comply with the continued listing standards of Nasdaq.

•        If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of VTAQ’s securities may decline.

•        Following the Business Combination, if securities or industry analysts do not publish or cease publishing research or reports about New Presto, its business, or its market, or if they change their recommendations regarding New Presto securities adversely, the price and trading volume of New Presto’s securities could decline.

•        The future sales of shares by existing stockholders and future exercise of registration rights may adversely affect the market price of the Combined Entity’s common stock.

•        Stockholders will experience dilution as a consequence of the Business Combination.

•        Anti-takeover provisions could impair a takeover attempt.

•        New Presto does not anticipate paying any cash dividends in the foreseeable future.

•        Future sales of shares of New Presto Common Stock may depress its stock price.

•        VTAQ is an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if VTAQ takes advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller reporting companies,” this could make VTAQ’s securities less attractive to investors and may make it more difficult to compare VTAQ’s performance with other public companies.

•        New Presto’s proposed amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information has been derived from the unaudited pro forma condensed combined consolidated balance sheets as of December 31, 2021 and June 30, 2021 and the unaudited pro forma condensed combined statements of operations for the six months ended December 31, 2021 and the year ended June 30, 2021, included in “Unaudited Pro Forma Condensed Combined Financial Information.”

The summary unaudited pro forma condensed combined financial information should be read in conjunction with the unaudited pro forma condensed combined consolidated balance sheet and the unaudited pro forma condensed combined statement of operations, and the accompanying notes. In addition, the unaudited condensed combined pro forma financial information was based on and should be read in conjunction with the historical audited financial statements of VTAQ and the historical audited consolidated financial statements of Presto, which are included elsewhere in this proxy statement.

The Business Combination will be accounted for as a reverse capitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, VTAQ is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Presto with the Business Combination being treated as the equivalent of Presto issuing stock for the net assets of VTAQ, accompanied by a recapitalization. The net assets of Presto and VTAQ are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of Presto.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash of VTAQ’s Common Stock Shares:

•        Assuming No Redemptions:    This presentation assumes that no VTAQ public stockholders exercise their right to have their public shares converted into pro rata share of the Trust Account.

•        Assuming Maximum Redemptions:    This presentation assumes that public stockholders holding 17,250,000 public shares will exercise their redemption rights for their pro rata share (approximately $10.10 per share) of the funds in the Trust Account of $174,225,000 as of December 31, 2021. The maximum redemption provides that the consummation of the Business Combination is conditioned on the Company having funds at the closing of the Business Combination of at least $65,000,000.

(in thousands, except share and per share data)	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Summary Unaudited Pro Forma Condensed Combined
Statement of Operations Data
Six Months Ended December 31, 2021
Revenue	$14,925	$14,925
Net loss	$(21,272)	$(21,272)
Net loss per share – basic and diluted	$(0.27)	$(0.34)
Weighted-average shares outstanding – basic and diluted	79,013,391	61,763,391

Summary Unaudited Pro Forma Condensed Combined
Balance Sheet Data as of December 31, 2021
Total assets	$256,995	$82,770
Total liabilities	$118,314	$118,314
Total stockholders’ equity (deficit)	$138,681	$(35,554)

(in thousands, except share and per share data)	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Summary Unaudited Pro Forma Condensed Combined
Statement of Operations Data
Year Ended June 30, 2021
Revenue	$29,912	$29,912
Net loss	$(93,026)	$(93,026)
Net loss per share – basic and diluted	$(1.17)	$(1.50)
Weighted-average shares outstanding – basic and diluted	79,378,861	62,128,861

COMPARATIVE PER SHARE DATA

The following table sets forth:

•        historical per share information of VTAQ for the period from July 10, 2019 (inception) through June 30, 2021;

•        historical per share information of Presto for the six months ended December 31, 2021 and the year ended June 30, 2021; and

•        unaudited pro forma per share information of New Presto for the six months ended December 31, 2021 and the year ended June 30, 2021 after giving effect to the Business Combination and related transactions, assuming two redemption scenarios as follows:

•        Assuming No Redemptions:    This presentation assumes that no VTAQ public stockholders exercise right to have their public shares converted into pro rata share of the Trust Account.

•        Assuming Maximum Redemptions:    This presentation assumes that public stockholders holding 17,250,000 public shares will exercise their redemption rights for their pro rata share (approximately $10.10 per share) of the funds in the Trust Account of $174,225,000 as adjusted as of December 31, 2021 and June 30, 2021. The maximum redemption provides that the consummation of the Business Combination is conditioned to the Company having funds at the closing of the Business Combination of at least $65,000,000.

The pro forma book value shares outstanding, and net earnings per share information reflects the Business Combination, assuming the Post-Combination Company shares were outstanding since July 1, 2020. The weighted average shares outstanding and net loss per share information give pro forma effect to the Business Combination and the other transactions contemplated by the Merger Agreement as if they had occurred on July 1, 2020.

The historical information should be read in conjunction with “— Selected Historical Financial Information of Presto,” “— Selected Historical Financial Information of VTAQ,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Presto” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of VTAQ” contained elsewhere in this proxy statement and the unaudited interim condensed consolidated financial statements of Presto for the six months ended December 31, 2021, the audited consolidated financial statements of Presto for the year ended June 30, 2021, the audited financial statements of VTAQ for the year ended December 31, 2021, and the unaudited interim financial statements of VTAQ for the six months ended June 30, 2021 contained elsewhere in this proxy statement.

The unaudited pro forma per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement. The unaudited pro forma combined net loss per share information below does not purport to represent what the actual results of operations of New Presto would have been had the Business Combination been completed or to project New Presto results of operations that may be achieved after the Business Combination. The unaudited pro forma book value per share information below does not purport to represent what the book value of New Presto would have been had the Business Combination been completed nor the book value per share for any future date or period.

	Historical		Pro Forma Combined		Unaudited Presto equivalent pro forma per share data(1)
	Presto*	VTAQ	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
As of and for the six months ended December 31, 2021 Net income (loss) per share of Common Stock – basic and diluted	$(11.26)	(0.05)	(0.27)	(0.34)	(0.36)	(0.46)
Weighted average shares outstanding of Common Stock – basic and diluted	5,187,502	21,562,500	79,013,391	61,763,391	—	—

As of and for the year ended June 30, 2021
Weighted average shares outstanding of Common Stock – basic and diluted	5,074,018	21,562,500	79,378,861	62,128,861	—	—
Net income (loss) per share of Common Stock – basic and diluted	$(9.82)	$0.23	$(1.17)	$(1.50)	$(1.59)	$(2.03)

____________

(1)      The equivalent pro forma per share data is calculated by multiplying the pro forma combined per share date by the Exchange Ratio as stipulated by the terms of the Merger Agreement.

VTAQ has agreed to pay Presto stockholders aggregate consideration of 80,000,000 shares or $800.0 million based on an assumed stock price of $10 per share of Common Stock of New Presto, or approximately 1.34676 shares of Presto Common Stock for each share of New Presto common stock in either redemption scenario.

TICKER SYMBOL, MARKET PRICE AND DIVIDEND POLICY

Ticker Symbol and Market Price

VTAQ Common Stock, Units, Warrants and Rights are currently listed on Nasdaq under the symbols “VTAQ,” “VTAQU,” “VTAQW” and “VTAQR,” respectively. The closing price of the VTAQ Common Stock, Units, Warrants and Rights on November 9, 2021, the last trading day before announcement of the execution of the Merger Agreement, was $10.06, $11.10, $0.48 and $0.27, respectively. As of [            ], 2022, the Record Date for the special meeting, the closing price for the VTAQ Common Stock, Units and Rights was $[            ], $[            ] and $[            ], respectively.

Holders

As of [            ], 2022, the Record Date for the special meeting, there were [            ] holders of record of our units, [            ] holders of record of common stock, [            ] holders of record for our rights and [            ] holders of record of our Public Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Units, Common Stock, Rights and Public Warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

VTAQ has not paid any cash dividends on the Common Stock to date, and does not intend to pay cash dividends prior to the completion of an initial business combination. The payment of cash dividends in the future will be dependent upon New Presto’s revenues and earnings, if any, capital requirements and general financial condition subsequent to Closing. The payment of any dividends subsequent to the Closing will be within the discretion of the New Presto Board at such time. It is the present intention of VTAQ’s board of directors to retain all earnings, if any, for use in its business operations and, accordingly, VTAQ’s board of directors does not anticipate declaring any dividends in the foreseeable future. In addition, VTAQ’s board of directors is not currently contemplating and does not anticipate declaring any share dividends in the foreseeable future. Further, if VTAQ incurs any indebtedness, its ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Presto

There is no public market for shares of Presto common stock.

RISK FACTORS

The following risk factors will apply to our business and operations following the completion of the Business Combination. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, prospects, financial condition and operating results of Presto and our business, prospects, financial condition and operating results following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” before deciding how to vote your shares of Common Stock. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business, prospects, financial condition or operating results. The following discussion should be read in conjunction with our financial statements and the financial statements of Presto and notes to the financial statements included herein.

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refers to Presto and its subsidiaries prior to the consummation of the Business Combination and New Presto following the consummation of the Business Combination.

Risks Related to Presto’s Business and Business Development

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction, or adequately address competitive challenges.

Our operations have expanded rapidly and we expect that will continue. To manage our current and anticipated future growth effectively, we must continue to maintain and enhance our finance and accounting systems and controls, as well as our information technology (“IT”) and security infrastructure. For example, we expect we will need to invest in and seek to enhance our supply chain, inventory and IT systems and capabilities, including with respect to internal information sharing and interconnectivity between various systems within our infrastructure.

We must also attract, train, and retain a significant number of qualified sales and marketing personnel, client support personnel, professional services personnel, software engineers, technical personnel, and management personnel, without undermining our corporate culture of rapid innovation, teamwork, and attention to customer success that has been central to our growth.

Failure to effectively manage our growth could also lead us to over-invest or under-invest in our development and operations, result in weaknesses in our infrastructure, systems, or controls, give rise to operational mistakes, financial losses, loss of productivity or business opportunities, and result in loss of employees and reduced productivity of remaining employees. To support our growth, we expect to make significant sales and marketing expenditures to increase sales of our platform and increase awareness of our brand and significant research and development expenses to increase the functionality of our platform and to introduce additional related products and services. A significant portion of our investments in our sales and marketing and research and development activities will precede the benefits from such investments, and we cannot be sure that we will receive an adequate return on our investments. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our revenue may not increase or may grow more slowly than expected, and we may be unable to implement our business strategy.

Our business may be materially adversely affected if our existing and future products fail to achieve and maintain customer acceptance.

Our platform is made up of our Touch, Voice and Vision products, of which Voice and Vision are relatively new. It is possible that these products may be difficult to sell and/or it may become evident that these products, or different products that we develop in the future, are not productive uses of our capital or time. This could result in us modifying our business and focus away from these products. There are substantial risks and uncertainties associated with these efforts, and we could invest significant capital and resources.

If we eliminate or phase out a product and are not able to offer and successfully market and sell an alternative product, our revenue may decrease, which could have a material adverse effect on our results of operations. Developing new products also imposes burdens on our internal teams, including management, compliance, product development and marketing. These processes are costly, and our efforts to develop, integrate and enhance our products may not be successful, or our initial timetables for the development, introduction and roll-out of new products and profitability targets may not be met. If we incur significant costs in developing new products, if we are not able to successfully market and sell these new products, or if our customers fail to widely accept these new products, there could be a material adverse effect on our results of operations due to a decrease of our revenues and a reduction of our profitability.

In addition, our revenues, costs, margin, and cash flow may fluctuate because new products generally require startup costs while revenues take time to develop, which may adversely impact our results of operations.

If we do not attract new customers and increase our customers’ use of our platform, our business will suffer.

We derive, and expect to continue to derive, a majority of our revenue and cash inflows from our integrated cloud-based platform, which encompasses software and hardware components. As such, our ability to attract new customers, retain existing customers, and increase the use of our platform by existing customers is critical to our success.

Our future revenue will depend on our success in attracting additional customers to our platform. Our ability to attract additional customers will depend on a number of factors, including the effectiveness of our sales team, the success of our marketing levels, our levels of investment in expanding our sales and marketing teams, referrals by existing customers, and the availability of competitive restaurant technology platforms. We may not experience the same levels of success with respect to our customer acquisition strategies as seen in prior periods, and if the costs associated with acquiring new customers materially rises in the future, our expenses may rise significantly.

In addition to attracting new customers, we will seek to expand the usage of our platform by broadening the adoption by our customers of various products included within our platform. Further, while many of our customers deploy our platform to all of their restaurant locations, some of our customers initially deploy our platform to a subset of locations. For those customers, we seek to expand the use of our platform to additional locations over time. Our ability to increase adoption of our products by our customers and to increase penetration of our existing customers’ locations will depend on a number of factors, including our customers’ satisfaction with our platform, competition, pricing and our ability to demonstrate the value proposition of our products.

We may not be able to sustain our recent revenue growth in future periods.

We have grown rapidly over the last several years, and our recent revenue growth rate and financial performance should not be considered indicative of our future performance. You should not rely on our revenue or key business metrics for any previous quarterly or annual period as indicative of our revenue, revenue growth, key business metrics, or key business metrics growth in future periods. In particular, our revenue growth rate has fluctuated in prior periods. We expect our revenue growth rate to fluctuate over the short and long term. We may experience declines in our revenue growth rate as a result of a number of factors, including slowing demand for our platform, insufficient growth in the number of customers and their guests that utilize our platform, increasing competition, changing customer and guest behaviors, a decrease in the growth of our overall market, our failure to continue to capitalize on growth opportunities, the impact of regulatory requirements, and the maturation of our business, among others.

The ongoing COVID-19 pandemic has adversely impacted and may continue to adversely impact our business, financial condition, and results of operations.

The COVID-19 pandemic has adversely affected workforces, consumers, economies, and financial markets globally. The adverse impact of the pandemic has been and may continue to be particularly acute among enterprise restaurant customers, which comprise the majority of our customer base, and many franchisees have been required to cease or substantially diminish business operations for an indeterminate period of time. The pandemic also has disrupted, and may continue to disrupt, our supply chains and relationships with third-party partners. The pandemic has also had, and may continue to have, a variety of additional effects on our business and operations, including reducing the demand for our platform, restricting our operations and sales and marketing efforts, impeding our ability to conduct product development and other important business activities, and decreasing technology spending.

However, while adversely impacting the restaurant industry and our business, the COVID-19 pandemic has also increased the focus by restaurants on the need for a digital technology platform that can address the need for safe, frictionless, contact-free experiences in restaurants and address off-premise dining. While we believe these trends may positively impact our business in the longer-term, we cannot predict the extent to which the increased focus on the need for digital solutions such as those offered by our platform will persist. For example, we cannot predict the manner and extent to which the reemergence of on-premise dining and other types of in-person activity will impact our business, including with respect to engaging with our products. Due to the uncertainty of the COVID-19 pandemic, we will continue to assess the situation, including abiding by any government-imposed restrictions, market-by-market. We are unable to accurately predict the ultimate impact that the COVID-19 pandemic will have on our operations going forward due to uncertainties that will be dictated by the length of time that the disruptions resulting from the pandemic continue, which will, in turn, depend on the currently unknowable duration and severity of the COVID-19 pandemic, the impact of governmental regulations that might be imposed in response to the pandemic, the effectiveness and wide-spread availability of the vaccines, the speed and extent to which normal economic and operating conditions will resume, and overall changes in consumer behavior. We also cannot accurately forecast the potential impact of additional outbreaks as government restrictions are relaxed, the impact of further shelter-in-place or other government restrictions that are implemented in response to such outbreaks, or the impact on our customers’ ability to remain in business, each of which could continue to have an adverse impact on our business.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our liquidity, our indebtedness, and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

Our limited operating history with our new products in a new and developing market makes it difficult to evaluate our current business and future prospects, and may increase the risk that we will not be successful.

We have a limited operating history with our products, particularly our Voice and Vision products. As a result, we have less experience with these products and their related pricing models, which makes it difficult to accurately assess our future prospects. You should consider our future prospects in light of the challenges and uncertainties that we face, including:

•        the fact that it may not be possible to fully discern the trends that we are subject to;

•        that we operate in a new and developing market with a rapidly changing competitive landscape;

•        that we may be unable to accurately predict our revenue and operating expenses for new products that we release;

•        our ability to enhance or retain our brand among customers and potential customers;

•        that we may in the future enter into additional new and developing markets that may not develop as we expect or that our platform may not adequately address; and

•        that elements of our business strategy are new and subject to ongoing development.

We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing and unforeseen expenses as we continue to grow our business. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not manage these risks successfully, our reputation, business, results of operations, and prospects will be harmed.

We currently generate significant revenue from a small number of large customers, and the loss or decline in revenue from any of these customers could harm our business, results of operations, and financial condition.

For the six months ended December 31, 2021 and 2020 and the years ended June 30, 2021 and 2020, our three largest restaurant logos (including, as applicable, the franchisees of such restaurants aggregated as a single customer for reporting purposes) generated an aggregate of approximately 94%, 96%, 93% and 97% of our revenue, respectively. Although these customers have previously entered into multi-year term contracts with us, they may reduce or terminate their usage of our platform or decide not to renew their agreements with us and we have and may continue to transition certain customer relationships between the enterprise and franchisee levels.

We have in the past, and we may in the future, lose one or more of our largest customers. While no such losses have been material to date, in the event that any other of our largest restaurant customers do not continue to use our platform, use fewer of our products, use our products in a more limited capacity, or not at all, our business, results of operations, and financial condition could be adversely affected in the future.

If we fail to continue to improve and enhance the functionality, performance, reliability, design, security, or scalability of our platform in a manner that responds to our customers’ evolving needs, our business may be adversely affected.

Our industry is characterized by rapid technological change, frequent new product and service introductions, and evolving industry standards. Our success has been based on our ability to identify and anticipate the needs of our customers and design and maintain a platform that provides them with the tools they need to operate their businesses in a manner that is productive and meets or exceeds their expectations. Our ability to attract new customers and increase sales to both new and existing customers will depend in large part on our ability to continue to improve and enhance the functionality, performance, reliability, design, security, and scalability of our platform. Additionally, to achieve and maintain market acceptance for our platform, we must effectively integrate with new or existing software solutions that meet changing customer demands in a timely manner.

As we expand our platform and services, and as the number of our customers with higher volume sales increases, we expect that we will need to offer increased functionality, scalability and support, including to keep our platform, systems, and services secure, which requires us to devote additional resources to such efforts. To the extent we are not able to enhance our platform’s functionality in order to maintain its utility and security, enhance our platform’s scalability in order to maintain its performance and availability, or improve our support functions in order to meet increased customer service demands, our business, operating results, and financial condition could be adversely affected.

We may experience difficulties with software development that could delay or prevent the development, deployment, introduction, or implementation of new products and enhancements. Software development involves a significant amount of time, as it can take our developers months to update, code, and test new and upgraded products and integrate those products into our platform. We must also continually update, test, certify, maintain, and enhance our software platform. We may make significant investments in new products or enhancements that may not achieve expected returns. The continual improvement and enhancement of our platform requires significant investment and we may not have the resources to make such investment. Our improvements and enhancements may not result in our ability to recoup our investments in a timely manner, or at all. The improvement and enhancement of the functionality, performance, reliability, design, security, and scalability of our platform is expensive and complex, and to the extent we are not able to perform it in a manner that responds to our customers’ evolving needs, our business, operating results, and financial condition will be adversely affected.

Our brand is integral to our success. If we fail to effectively maintain, promote, and enhance our brand, our business and competitive advantage may be harmed.

We believe that maintaining, promoting, and enhancing the Presto brand is critical to expanding our business. Maintaining and enhancing our brand will depend largely on our ability to continue to provide high-quality, well-designed, useful, reliable, and innovative products, which we may not do successfully in the future.

Errors, defects, security incidents, disruptions, or other performance problems with our platform, including with third-party applications, services, or partners, including our partners who provide payment processing services, may harm our reputation and brand. We may introduce new products or terms of service that our customers or their consumers do not like, which may negatively affect our brand. Additionally, if our customers or their consumers have a negative experience using our products or third-party solutions integrated within our platform, such an experience may affect our brand, especially as and if we continue to attract multi-location restaurant customers to our platform.

Any unfavorable media coverage or negative publicity about our company, for example, the quality and reliability of our platform, our privacy and security practices or the loss or misuse of our customer data or consumers’ personal information, our platform changes, litigation, or regulatory activity, or regarding the actions of our partners or our customers, could seriously harm our reputation. Such negative publicity could also adversely affect the size, demographics, engagement, and loyalty of our customers, and result in decreased revenue, which could seriously harm our business.

We believe that the importance of brand recognition will increase as competition in our market increases, which we expect to occur. In addition to our ability to provide reliable and useful products at competitive prices, successful promotion of our brand will depend on the effectiveness of our marketing efforts. While we primarily market our platform through direct sales efforts, our platform is also marketed through a number of free traffic sources, including customer referrals and word-of-mouth. Our efforts to market our brand have involved significant expenses, which we intend to increase, and as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Our marketing spend may not yield increased revenue, and even if it does, any increased revenue may not offset the expenses we incur in building and maintaining our brand.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results, and financial condition. We may also engage the services of third parties who provide consulting services to support our business and the failure to identify and/or retain such third parties could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and contributions of our senior management, including our Founder and Chief Executive Officer, Rajat Suri, and other key employees to execute on our business plan, keep our platform stable and secure, and to identify and pursue new opportunities and platform innovations. The failure to properly manage succession plans or the loss of services of senior management or other key employees could significantly delay or prevent the achievement of our strategic objectives. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. We do not maintain key person life insurance policies on any of our employees. The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition, and operating results, and require significant amounts of time, training, and resources to find suitable replacements and integrate them within our business, and could affect our corporate culture.

We engage the services of third parties who provide us with certain consulting services to support our business. Any failure to identify and/or retain such third parties could adversely affect our business, operating results and financial condition and could require significant amounts of time and resources to find suitable replacements.

Our ability to recruit, retain, and develop qualified personnel is critical to our success and growth.

Our business functions at the intersection of rapidly changing technological, social, economic, and regulatory environments that require a wide range of expertise and intellectual capital. For us to successfully compete and grow, we must recruit, retain, and develop personnel who can provide the necessary expertise across a broad spectrum of disciplines. In addition, we must develop, maintain and, as necessary, implement appropriate succession plans to ensure we have the necessary human resources capable of maintaining continuity in our business.

The market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. The trading price of our common stock following the Business Combination is likely to be volatile, could be subject to fluctuations in response to various factors and may not appreciate. If the perceived value of our equity awards declines for these or other reasons, it may adversely affect our ability to attract and retain highly qualified employees. Our employees may receive significant proceeds from sales of our equity in the public markets following the Business Combination, which may reduce their motivation to continue to work for us.

Any future litigation against us could be costly and time-consuming to defend.

We may become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers, our partners, or third parties in connection with commercial disputes or our technology or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, financial condition, and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position, and results of operations.

If we are unable to make acquisitions and investments, or successfully integrate them into our business, our business, results of operations and financial condition could be adversely affected.

As part of our growth strategy, we will continue to consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services and other assets and strategic investments that complement our business. We may evaluate target companies and make acquisitions in the future. There is no assurance that such acquired businesses will be successfully integrated into our business or generate substantial growth or revenue.

Acquisitions involve numerous risks, any of which could harm our business and negatively affect our financial condition and results of operations, including:

•        intense competition for suitable acquisition targets, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;

•        failure or material delay in closing a transaction;

•        a need for additional capital that was not anticipated at the time of the acquisition;

•        transaction-related lawsuits or claims;

•        difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company;

•        difficulties in retaining key employees or business partners of an acquired company;

•        diversion of financial and management resources from existing operations or alternative acquisition opportunities;

•        failure to realize the anticipated benefits or synergies of a transaction;

•        failure to identify the problems, liabilities or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, litigation, accounting practices, or employee or user issues;

•        risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;

•        theft of our trade secrets or confidential information that we share with potential acquisition candidates;

•        risk that an acquired company or investment in new offerings cannibalizes a portion of our existing business; and

•        adverse market reaction to an acquisition.

If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services and other assets and strategic investments, or if we fail to successfully integrate such acquisitions or investments, our business, results of operations and financial condition could be adversely affected.

Businesses we acquire may not have disclosure controls and procedures and internal controls over financial reporting, cybersecurity controls and data privacy compliance programs, or their existing controls and programs may be weaker than or otherwise not in conformity with ours.

Depending upon the nature and scale of any future businesses we acquire, the implementation of our disclosure controls and procedures as well as the implementation of our internal controls over financial reporting, cybersecurity and data privacy at an acquired company may be a lengthy process and may divert our attention from other business operations. Our integration efforts may periodically expose deficiencies or suspected deficiencies in the controls, procedures and programs of an acquired company that were not identified in our due diligence undertaken prior to consummating the acquisition. Where there exists a risk of deficiencies in controls, procedures or programs, we may not be in a position to comply with our obligations under applicable laws, regulations, rules and listing standards or we may be required to avail ourselves of scope limitations with respect to certifications required thereunder, and, as a result, our business and financial condition may be materially harmed.

Our pricing decisions and pricing models may adversely affect our ability to attract new customers and retain existing customers.

We have limited experience determining the optimal prices for our newest products. We have changed our pricing model from time to time and expect to do so in the future. It may turn out that the new pricing models, or the pricing for any other products we may develop, is not optimal, which may result in our products not being profitable or not gaining market share. As competitors introduce new products that compete with ours, we may be unable to attract new customers at the same price or based on the same pricing models that we have used historically. Pricing decisions and pricing models may also impact the mix of adoption among our products and negatively impact our overall revenue. Moreover, restaurant brands may be sensitive to price increases or to the prices offered by competitors. As a result, in the future we may be required to reduce our prices, which could adversely affect our revenue, profitability, financial position, and cash flows.

If our technical and maintenance support services are not satisfactory to our customers, they may not buy future products, which could materially and adversely affect our future results of operations and financial condition.

Our business relies on our customers’ satisfaction with the technical and maintenance support services we provide to support our products. If we fail to provide technical and maintenance support services that are responsive, satisfy our customers’ expectations, and timely resolve issues that they encounter with our products, then they may not purchase additional products from us in the future.

If we fail to maintain a consistently high level of customer service or if we fail to manage our reputation, our brand, business and financial results may be harmed.

We believe our focus on customer service and support is critical to attract and onboard new customers and grow our business. As a result, we have invested heavily in the quality and training of our support team, along with the tools they use to provide this service.

The number of our customers has grown significantly, which puts additional pressure on our support staff. If we are unable to provide efficient and effective customer support at scale, our ability to grow our operations may be harmed and we may need to hire additional support personnel, which could harm our margins and results of operations.

If we or our third-party service providers are unable to maintain a consistently high level of customer service, we may lose existing customers. In addition, our ability to attract new customers is highly dependent on our reputation and on positive recommendations from our existing customers. Any failure to maintain a consistently high level of customer service and to help our customers quickly resolve issues and provide effective ongoing support could harm our ability to retain existing customers and attract new customers and our reputation with existing or potential customers could suffer. We may experience difficulties maintaining a consistent level of service across our international operations and third-party providers.

If we cannot maintain our corporate culture as we grow, our success and our business and competitive position may be harmed.

We believe that a key contributor to our success to date has been our corporate culture, which is based on an ownership mentality, teamwork, customer focus, integrity, and respect. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. Our anticipated headcount growth and our transition from a private company to a public company may make it difficult to maintain these important aspects of our culture. If we fail to maintain our corporate culture, or if we are unable to retain or hire key personnel, our business and competitive position may be harmed.

Increases in food, labor, and occupancy costs could adversely affect results of operations.

Our financial success is dependent, in part, on the ability of our restaurant customers to increase the size and revenue of their business. These customers may experience increased operating costs, including as a result of changes to food, labor, occupancy, insurance, and supply costs, as well as costs of safety equipment related to the COVID-19 pandemic, and they may be unable to recover these costs through increased menu prices. Various factors beyond our control, including government regulations relating to independent contractor classifications and minimum wage increases, may affect the total cost of running a restaurant. If our current or future customers are unable to maintain or increase the size and revenue of their business, or maintain profitability, our business, financial condition, and results of operations could be harmed.

Our risk management strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

We operate in a rapidly changing industry. Accordingly, our risk management strategies may not be fully effective to identify, monitor, and manage all risks that our business encounters. In addition, when we introduce new products, focus on expanding relationships with new types of customers, or begin to operate in new markets, we may be less able to forecast risk levels and reserve accurately for potential losses, as a result of fraud or otherwise. If our strategies are not fully effective or we are not successful in identifying and mitigating all risks to which we are or may be exposed, we may suffer uninsured liability or harm to our reputation, or be subject to litigation or regulatory actions, any of which could adversely affect our business, financial condition, and results of operations.

Provisions of our financial instruments may restrict our ability to pursue our business strategies.

At the signing of the Merger Agreement, VTAQ entered into the subscription agreement for the Debt PIPE Investment. The indenture for the Notes will contain certain negative covenants, including limitations on indebtedness, restricted payments, liens, asset sales and transactions with affiliates. In addition, we are party to a loan and security agreement (the “Horizon Loan”) with Horizon Technology Finance Corporation (“Horizon”), dated as of March 4, 2021, and a loan and security agreement (the “Lago Loans”) with Lago Innovation Fund II, LLC (“Lago”), dated as of March 11, 2022, which contains a number of covenants that require the maintenance of unrestricted cash plus accounts receivable balances and periodic bookings targets. The terms of our outstanding debt may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute business strategies in the manner desired. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy, invest in our growth strategy, and compete against companies who are not subject to such restrictions.

A failure by us to comply with these covenants or the payment requirements specified in our financial instruments could result in an event of default under the agreement, which would give the lenders the right to declare any and all debt outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, either Horizon and Lago would have the right to proceed against the collateral in which we granted a security interest to them (subject to a subordination agreement among us, Horizon and Lago), which consists of all owned goods and equipment, inventory, contract rights and general intangibles (including intellectual property), forms of obligations owing to us, cash and deposit accounts, and personal property. If our debt were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could materially and adversely affect our cash flows, business, results of operations, and financial condition. Further, the terms of any new or additional financing may be on terms that are more restrictive or less desirable to us.

Risks Related to Presto’s Technology and Privacy

We and certain of our third-party partners, service providers, and subprocessors transmit and store personal information of our customers and consumers. If the security of this information is compromised or is otherwise accessed without authorization, our reputation may be harmed and we may be exposed to liability and loss of business.

We transmit and store personal information and other confidential information of our partners, our customers, and consumers. Third-party applications integrated with our platform may also handle or store personal information, credit card information, including cardholder data and sensitive authentication data, or other confidential information. We do not proactively monitor the content that our customers upload and store, or the information provided to us through the applications integrated with our platform, and, therefore, we do not control the substance of the content on our servers, which may include personal information. Additionally, we use third-party service providers and subprocessors to help us deliver services to customers and consumers. These service providers and subprocessors may handle or store personal information, credit card information, or other confidential information. There may in the future be successful attempts by third parties to obtain unauthorized access to the personal information of our partners, our customers, and consumers. This information could also be otherwise exposed through human error, malfeasance, or otherwise. The unauthorized release, unauthorized access, or compromise of this information could have an adverse effect on our business, financial condition, and results of operations. Even if such a data breach did not arise out of our actions or inactions, or if it were to affect one or more of our competitors or our customers’ competitors, the resulting consumer concern could negatively affect our customers and our business.

We integrate with a number of third-party service providers in order to meet our customers’ needs, and although we contractually require our customers to ensure the security of such service providers, a security breach of one of these providers could become negatively associated with our brand, or our assistance in responding to such a breach could tie up our internal resources. By the nature of the integrations, we could also get directly drawn into any resulting lawsuits. We are also subject to federal and state laws regarding cybersecurity and the protection of data. Our agreements with customers and partners require us to notify them in the event of certain security incidents. Additionally, some jurisdictions, as well as our contracts with certain customers, require us to use industry-standard or reasonable measures to safeguard personal information or confidential information. As cardholder data and sensitive authentication data is transmitted through our platform, we may be required by card networks and our contracts with payment processors to adhere to PCI-DSS. We are also subject to the operating rules of the National Automated Clearing House Association (“NACHA”). The NACHA Rules and Operating Guidelines impose obligations on us and our partner financial institutions, such as audit and oversight by the financial institutions and the imposition of mandatory corrective action, including termination, for serious violations.

Our failure to comply with legal, regulatory or contractual requirements, and the rules of payment card networks and self-regulatory organizations, including PCI-DSS and NACHA, around the security of personal information, cardholder data, or sensitive authentication data, could lead to significant fines and penalties imposed by regulators and card networks, as well as claims by our customers, consumers, or other relevant stakeholders. These proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability or injunctive relief, divert management’s time and attention, increase our costs of doing business, and materially adversely affect our reputation and the demand for our platform. In addition, if our security measures fail to protect credit card information adequately, we could be liable to our partners, our customers and, consumers for their losses. As a result, we could be subject to fines, we could face regulatory or other legal action, and our customers could end their relationships with us. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that our insurers will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or changes in our insurance policies, including premium increases, or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business and results of operations.

We are subject to stringent and changing privacy laws, regulations and standards, and contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or adversely affect our business.

The regulatory framework for privacy and security issues in the United States is rapidly evolving. Laws in all 50 states require us to provide notice to customers when certain sensitive personal information has been disclosed as a result of a data breach. These laws are frequently inconsistent, and compliance in the event of a widespread data breach is costly. Moreover, states regularly enact new laws and regulations, which require us to provide consumers with certain disclosures related to our privacy practices, as well as maintain systems necessary to allow customers to invoke their rights. For example, on January 1, 2020, California adopted the California Consumer Privacy Act of 2018 (“CCPA”), which provides new data privacy rights for consumers and new operational requirements for covered businesses. The CCPA gives California residents more control over their personal information and includes a statutory damages framework and private right of action imposing civil penalties against businesses that fail to comply with certain security practices. Although the CCPA’s implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, the CCPA may increase our compliance costs and exposure to liability. Moreover, additional states that adopt privacy laws that differ from the CCPA may require us to do unanticipated and unbudgeted work in order to comply with additional privacy and data security requirements. The costs associated with compliance may impede our development and could limit the adoption of our services. Finally, any failure by our vendors to comply with applicable law or regulations could result in proceedings against us by governmental entities or others.

We publish privacy policies, self-certifications and documentation. Although we endeavor to comply with our published policies, certifications, and documentation, we may at times fail to do so or may be perceived to have failed to do so. Such failures can subject us to potential local, state, and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices, resulting in reputational or financial harm to the company. Furthermore, if customer concerns regarding data security increase, customers may be hesitant to provide us with the data necessary to provide our service effectively. This could generally limit the adoption of our product and the growth of our company.

Security breaches, denial of service attacks, or other hacking and phishing attacks on our systems or the systems with which our platform integrates could harm our reputation or subject us to significant liability, and adversely affect our business and financial results.

We operate in an industry which is prone to cyber-attacks. In our operation as a private company, our board of directors reviews cybersecurity risks brought to its attention by members of senior management who report up to our board of directors. We have an established in-house security team which is responsible for reviewing and overseeing our cybersecurity program and bringing any cybersecurity risks to the attention of leadership and the board of directors. Failure to prevent or mitigate security breaches and improper access to or disclosure of our data, our customers’ data, or their consumers’ data, could result in the loss or misuse of such data, which could harm our business and reputation. The security measures we have integrated into our systems and processes, which are designed to prevent or minimize security breaches, may not function as expected or may not be sufficient to protect our internal networks and platform against attacks. Further, our platform also integrates with third-party applications and points of sale (“POS”) and management systems over which we exercise no control. Such third-party applications and POS and management systems are also susceptible to security breaches, which could directly or indirectly result in a breach of our platform. The failure of a customer’s third-party front-end provider to adequately protect their systems could result in an attack that we are unable to prevent from the back-end, which could result in a service outage for all customers, and may require us to take the affected customer offline to restore service to the platform for other customers. In addition, techniques used to sabotage or to obtain unauthorized access to data change frequently. As a result, we may be unable to anticipate these techniques or implement adequate measures to prevent an intrusion into our networks directly, or into our platform through the third-party applications or POS and management systems with which our platform integrates.

Our storage and use of our customers’ data concerning their restaurants and consumers is essential to their use of our platform, which stores, transmits and processes our customers’ proprietary information and information relating to them and consumers. If a security breach were to occur, as a result of third-party action, employee error, malfeasance, or otherwise, and the confidentiality, integrity or availability of our customers’ data was disrupted, we could incur significant liability to our customers and their consumers, and our platform may be perceived as less desirable, which could negatively affect our business and damage our reputation. In addition, any loss of customer or individual consumer data could create significant monetary damages for us that may harm our ability to operate the business.

A security vulnerability in our platform or POS integration software could compromise our customers’ in-store networks, which could expose customer or consumer information beyond what we collect through our platform. As a multitenant software-as-a-service (“SaaS”) provider, despite our logical separation of data between customers, we may face an increased risk of accidentally commingling data between customers due to employee error, a software bug, or otherwise, which may result in unauthorized disclosure of data between customers. We may in the future be subject to distributed denial of service (“DDoS”) attacks, a technique used by hackers to take an internet service offline by overloading its servers. A DDoS attack could delay or interrupt service to our customers and their consumers and may deter consumers from ordering or engaging with our customers’ restaurants. Our platform and third-party applications may also be subject to DDoS attacks in the future and we cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms and other procedures are or will be adequate to prevent network and service interruption, system failure, or data loss. In addition, computer malware, viruses, hacking, credential stuffing, social engineering, phishing, physical theft, and other attacks by third parties are prevalent in our industry. We may experience such attacks in the future and, as a result of our increased visibility, we believe that we are increasingly a target for such breaches and attacks.

Moreover, our platform and third-party applications, services, or POS and management systems integrated with our platform, could be breached if vulnerabilities in our platform or third-party applications or POS and management systems are exploited by unauthorized third parties or due to employee error, malfeasance, or otherwise. Further, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords, or other information or otherwise compromise the security of our internal networks, electronic systems and/or physical facilities in order to gain access to our data or our customers’ data. Because techniques used to obtain unauthorized access change frequently and the size and severity of DDoS attacks and security breaches are increasing, we may be unable to implement adequate preventative measures or stop DDoS attacks or security breaches while they are occurring. In addition to our own platform and applications, some of the third parties we work with may receive information provided by us, by our customers, or by our customers’ consumers through web or mobile applications integrated with our platform. If these third parties fail to adhere to adequate data security practices, or in the event of a breach of their networks, our own and our customers’ data may be improperly accessed, used, or disclosed.

Any actual or perceived DDoS attack or security breach of our platform, systems, and networks could damage our reputation and brand, expose us to a risk of litigation and possible liability and require us to expend significant capital and other resources to respond to and alleviate problems caused by the DDoS attack or security breach. Our ability to retain adequate cyber-crime and liability insurance may be reduced. Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data and our agreements with certain customers and partners require us to notify them in the event of a security incident. Such mandatory disclosures are costly, could lead to negative publicity, and may cause our customers to lose confidence in the effectiveness of our data security measures. Moreover, if a high-profile security breach occurs with respect to another SaaS provider or one of the service providers we partner with, customers may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain revenue from existing customers or attract new ones. Any of these events could harm our reputation or subject us to significant liability, and materially and adversely affect our business and financial results.

Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business and operating results.

Our continued growth depends in part on the ability of our existing and potential customers to access our platform at any time and within an acceptable amount of time. Our platform is proprietary, and we rely on the expertise of members of our engineering, operations, and software development teams for our platform’s continued performance. We have experienced, and may in the future experience, disruptions, outages, and other performance problems related to our platform due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, delays in scaling our technical infrastructure if we do not maintain enough excess capacity and accurately predict our infrastructure requirements, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, denial-of-service attacks, human error, actions or inactions attributable to third parties, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks and other geopolitical unrest, computer viruses, ransomware, malware, or other events. Our systems also may be subject to break-ins, sabotage, theft, and intentional acts of vandalism, including by our own employees. Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. Further, our business and/or network interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of systems failures and similar events.

From time to time we may experience limited periods of server downtime due to server failure or other technical difficulties. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our platform becomes more complex and our user traffic increases. If our platform is unavailable or if our users are unable to access our platform within a reasonable amount of time, or at all, our business would be adversely affected and our brand could be harmed. In the event of any of the factors described above, or certain other failures of our infrastructure, customer or guest data may be permanently lost. Moreover, a limited number of our agreements with customers may provide for limited service level commitments from time to time.

If we experience significant periods of service downtime in the future, we may be subject to claims by our customers against these service level commitments. These events have resulted in losses in revenue, though such losses have not been material to date. System failures in the future could result in significant losses of revenue.

To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be adversely affected.

We are dependent upon customers’ continued and unimpeded access to the internet, and upon their willingness to use the internet for commerce.

Our success depends upon the general public’s ability to access the internet, including through mobile devices, and its continued willingness to use the internet to pay for purchases, communicate, access social media, research and conduct commercial transactions. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including changes to laws or regulations impacting internet neutrality, could decrease the demand for our platforms, increase our operating costs, or otherwise adversely affect our business. Given uncertainty around these rules, we could experience discriminatory or anti-competitive practices that could impede both our and our customers’ growth, increase our costs or adversely affect our business. In the future, providers of internet browsers could introduce new features that would make it difficult for customers to use our platform. In addition, internet browsers for desktop, tablets or mobile devices could introduce new features, or change existing browser specifications, such that they would be incompatible with our platform. If customers become unable, unwilling or less willing to use the internet for commerce for any reason, including lack of access to high-speed communications equipment, congestion of traffic on the internet, internet outages or delays, disruptions or other damage to customers’ computers, increases in the cost of accessing the internet and security and privacy risks or the perception of such risks, our business could be adversely affected.

Defects, errors, or vulnerabilities in our applications, backend systems, hardware, or other technology systems and those of third-party technology providers could harm our reputation and brand and adversely impact our business, financial condition, and results of operations.

The software underlying our platform is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. Our practice is to effect frequent releases of software updates. Third-party software that we incorporate into our platform and our backend systems, hardware, or other technology systems, or those of third-party technology providers, may also be subject to defects, errors, or vulnerabilities. Any such defects, errors, or vulnerabilities could result in negative publicity, a loss of customers or loss of revenue, and access or other performance issues. Such vulnerabilities could also be exploited by bad actors and result in exposure of customer or guest data, or otherwise result in a security breach or other security incident. We may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, defects, or vulnerabilities could adversely affect our business, reputation, brand, financial condition, and results of operations.

Financial Condition and Capital Requirements

We have a history of generating net losses, and if we are unable to achieve adequate revenue growth while our expenses increase, we may not achieve or maintain profitability in the future.

We have incurred a net loss in each year since our inception and have a significant accumulated deficit. We incurred net losses of $49.8 million and $23.8 million for the fiscal years ended June 30, 2021 and 2020 respectively. As of June 30, 2021, we had an accumulated deficit of $144.5 million. Our losses and accumulated deficit are a result of the substantial investments we have made to grow our business. We expect our costs will increase over time and our losses to continue as we expect to continue to invest significant additional funds in expanding our business, sales, and marketing activities, research and development as we continue to build software designed specifically for the restaurant industry, and maintaining high levels of customer support, each of which we consider critical to our continued success. We also expect to incur additional general and administrative expenses as a result of our growth and expect our costs to increase to support our operations as a public company. In addition, to support the continued growth of our business and to meet the demands of continuously changing security and operational requirements, we plan to continue investing in our operations and technology infrastructure. Historically, our costs have increased over the years due to these factors, and we expect to continue to incur increasing costs to support our anticipated future growth. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur significant losses and may not achieve or maintain profitability.

Further, we may make decisions that would adversely affect our short-term operating results if we believe those decisions will improve the experiences of our customers and their guests and if we believe such decisions will improve our operating results over the long term. These decisions may not be consistent with the expectations of investors and may not produce the long-term benefits that we expect, in which case our business may be materially and adversely affected.

There is substantial doubt about our ability to continue as a going concern if we do not receive additional financing in a timely manner.

Since inception, we have incurred recurring net losses and negative cash flows from operating activities, and we have financed operations primarily through financing transactions, such as the issuance of convertible promissory notes and loans, and sales of convertible preferred stock. As of June 30, 2021, we had an accumulated deficit of $144.5 million and we expect to continue to generate significant operating losses for the foreseeable future. Therefore, cash and cash equivalents may not be sufficient to fund operating expenses, currently anticipated expenditures and other obligations as they come due, and we may require additional capital infusion to fully fund our ongoing operations. As a result, substantial doubt exists about our ability to continue as a going concern within one year after the issuance date of our financial statements for the year ended June 30, 2021. If the Business Combination is unable to be completed and we are unable to secure alternative sources of financing, we may be required to take additional measures to conserve liquidity, and our business, results of operations, and financial condition would be materially and adversely affected. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all.

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price and the value of your investment could decline.

Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include the following:

•        fluctuations in demand for or pricing of our platform, or any of our products;

•        fluctuations in usage of our platform, including due to the potential lack of durability of the growth we have experienced in the near term due to COVID-19 and the associated shelter-in-place orders on consumer preferences for digital ordering and customer adoption of new products as COVID-19 associated restrictions abate;

•        our ability to attract new customers;

•        the timing of customer purchases and deployments;

•        customer expansion rates;

•        the investment in new products relative to investments in our existing infrastructure and platform;

•        fluctuations or delays in purchasing decisions in anticipation of new products or enhancements by us or our competitors;

•        changes in customers’ budgets and in the timing of their budget cycles and purchasing decisions;

•        our ability to control costs, including our operating expenses;

•        the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses, including sales commissions;

•        the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments and other non-cash charges;

•        the amount and timing of costs associated with recruiting, training and integrating new employees and retaining and motivating existing employees;

•        the effects of acquisitions and their integration;

•        general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate;

•        health epidemics or pandemics, such as the COVID-19 pandemic;

•        the impact of new accounting pronouncements;

•        changes in regulatory or legal environments that may cause us to incur, among other elements, expenses associated with compliance;

•        changes in the competitive dynamics of our market, including consolidation among competitors, customers, or our partners; and

•        significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our modules and platform capabilities or third-party applications or POS or management systems that our platform integrates with.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our common stock could decline substantially, and we could face costly lawsuits, including securities class action suits.

Unfavorable conditions in the restaurant industry or the global economy could limit our ability to grow our business and materially impact our financial performance.

Our operating results may vary based on the impact of changes in the restaurant industry or the global economy on us or our customers and their guests. Our revenue growth and potential profitability depend on demand for business management software and platforms serving the restaurant industry. Historically, during economic downturns, there have been reductions in spending on IT as well as pressure for extended billing terms and other financial concessions. If economic conditions deteriorate, our current and prospective customers may elect to decrease their IT budgets, which would limit our ability to grow our business and adversely affect our operating results.

A deterioration in general economic conditions (including distress in financial markets and turmoil in specific economies around the world) may adversely affect our financial performance by causing a reduction in locations through restaurant closures and reduced operating hours. A reduction in the amount of consumer spending or credit card transactions could result in a decrease of our revenue and profits. Adverse economic factors may accelerate the timing, or increase the impact of, risks to our financial performance. These factors could include:

•        declining economies and the pace of economic recovery which can change consumer spending behaviors;

•        low levels of consumer and business confidence typically associated with recessionary environments;

•        high unemployment levels, which may result in decreased spending by consumers;

•        budgetary concerns in the United States and other countries around the world, which could impact consumer confidence and spending;

•        uncertainty and volatility in the performance of our customers’ businesses;

•        customers or consumers decreasing spending for value-added services we market and sell; and

•        government actions, including the effect of laws and regulations and any related government stimulus.

We may require additional capital, which additional financing may result in restrictions on our operations or substantial dilution to our stockholders, to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through customer working capital and financing transactions such as the issuance of convertible promissory notes and loans, and sales of convertible preferred stock. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. In particular, the current COVID-19 pandemic has caused disruption in the global financial markets, which may reduce our ability to access capital and negatively affect our liquidity in the future. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends to holders of our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our existing common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.

Provisions of our financial instruments may restrict our ability to pursue our business strategies.

At the signing of the Merger Agreement, VTAQ entered into the subscription agreement for the Debt PIPE Investment. The indenture for the Notes will contain certain negative covenants, including limitations on indebtedness, restricted payments, liens, asset sales and transactions with affiliates. In addition, we are party to a loan and security agreement (the “Horizon Loan”) with Horizon Technology Finance Corporation (“Horizon”), dated as of March 4, 2021, which contains a number of covenants that require the maintenance of unrestricted cash plus accounts receivable balance and quarterly bookings targets. The terms of our outstanding debt may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute business strategies in the manner desired. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy, invest in our growth strategy, and compete against companies who are not subject to such restrictions.

A failure by us to comply with these covenants or the payment requirements specified in our financial instruments could result in an event of default under the agreement, which would give the lenders the right to declare any and all debt outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, Horizon would have the right to proceed against the collateral in which we granted a security interest to them, which consists of all owned goods and equipment, inventory, contract rights and general intangibles (including intellectual property), forms of obligations owing to us, cash and deposit accounts, and personal property. If our debt were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could materially and adversely affect our cash flows, business, results of operations, and financial condition. Further, the terms of any new or additional financing may be on terms that are more restrictive or less desirable to us.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of June 30, 2021, the Company had federal and state NOL carryforwards of $84.1 million and $28.8 million, respectively, of which $38.2 million expire beginning in 2029 and $46.0 million have no expiration date but can only be used to offset 80% of our future taxable income. The state NOLs begin to expire in 2029 if not utilized. It is possible that we will not generate taxable income in time to use NOLs before their expiration, or at all. Under Section 382 and Section 383 of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs and other tax attributes, including R&D tax credits, to offset its post-change income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5 percent stockholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Our ability to use NOLs and other tax attributes to reduce future taxable income and liabilities may be subject to annual limitations as a result of prior ownership changes and ownership changes that may occur in the future, including as a result of the Business Combination.

Under the Tax Cuts and Jobs Act (the “Tax Act”), as amended by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), NOLs arising in taxable years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five taxable years preceding the tax year of such loss, but NOLs arising in taxable years beginning after December 31, 2020 may not be carried back. Additionally, under the Tax Act, as modified by the CARES Act, NOLs from tax years that began after December 31, 2017 may offset no more than 80% of current taxable income annually for taxable years beginning after December 31, 2020, but the 80% limitation on the use of NOLs from tax years that began after December 31, 2017 does not apply for taxable income in tax years beginning before January 1, 2021. NOLs arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but NOLs generated in tax years ending before January 1, 2018 will continue to have a two-year carryback and twenty-year carryforward period. As we maintain a full valuation allowance against our U.S. NOLs, these changes will not impact our balance sheet as of June 30, 2021. However, in future years, if and when a net deferred tax asset is recognized related to our NOLs, the changes in the carryforward and carryback periods as well as the limitation on use of NOLs may significantly impact our valuation allowance assessments for NOLs generated after December 31, 2020.

There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs and tax credits by certain jurisdictions, including in order to raise additional revenue to help counter the fiscal impact from the COVID-19 pandemic, possibly with retroactive effect, or other unforeseen reasons, our existing NOLs and tax credits could expire or otherwise be unavailable to offset future income tax liabilities. A temporary suspension of the use of certain NOLs and tax credits has been enacted in California, and other states may enact suspensions as well. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs and tax credits.

We experience elements of seasonal fluctuations in our financial results, which could cause our stock price to fluctuate.

Our business is highly dependent on the behavior patterns of our customers and their guests. For example, our transaction revenue per location has historically been stronger in the second and third quarters as a result of our customers experiencing greater sales during warmer months, though this effect varies regionally. Seasonality may cause fluctuations in our financial results, and other trends that develop may similarly impact our results of operations.

We rely primarily on third-party insurance policies to insure our operations-related risks. If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition, and results of operations.

We procure third-party insurance policies to cover various operations-related risks including property and general liability, professional liability, directors’ and officers’ liability, workers’ compensation, cybersecurity, technology errors and omissions, ocean/marine cargo, commercial crime and other coverage in amounts and on terms deemed adequate by our management. For certain types of operations-related risks or future risks related to our new and evolving services, we may not be able to, or may choose not to, acquire insurance. In addition, we may not obtain enough insurance to adequately mitigate such operations-related risks or risks related to our new and evolving services, and we may have to pay high premiums, self-insured retentions, or deductibles for the coverage we do obtain. Additionally, if any of our insurance providers becomes insolvent, it would be unable to pay any operations-related claims that we make. Further, some of our agreements with customers may require that we procure certain types of insurance, and if we are unable to obtain and maintain such insurance, we would be in violation of the terms of these customer agreements.

If the amount of one or more operations-related claims were to exceed our applicable aggregate coverage limits, we would bear the excess, in addition to amounts already incurred in connection with deductibles, or self-insured retentions. Insurance providers have raised premiums and deductibles for many businesses and may do so in the future. As a result, our insurance and claims expense could increase, or we may decide to raise our deductibles or self-insured retentions when our policies are renewed or replaced. Our business, financial condition, and results of operations could be adversely affected if the cost per claim, premiums, or the number of claims significantly exceeds our historical experience and coverage limits; we experience a claim in excess of our coverage limits; our insurance providers fail to pay on our insurance claims; we experience a claim for which coverage is not provided; or the number of claims under our deductibles or self-insured retentions differs from historical averages.

Risks Related to Presto’s Competition, Sales, and Marketing

Our business is highly competitive. We may not be able to compete successfully against current and future competitors.

We face competition in various aspects of our business and we expect such competition to intensify in the future, as existing and new competitors, including some of our current partners, introduce new products or enhance existing products that are directly competitive with our products. Our platform combines functionality from numerous product categories, and we may compete against providers in each of these categories, including Touch, Voice and Vision. Our potential new or existing competitors may be able to develop solutions that are better received by customers or may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, regulations, or customer requirements. If competitors, many of which are much better capitalized than we are, are successful in providing our customers with more attractive products or pricing, our business and results of operation may be harmed.

Competition may intensify as current or future competitors enter into business combinations or alliances or raise additional capital, or as established companies in other market segments expand into our market segments. For instance, current or future competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against us in areas where we operate including by integrating additional or competing platforms or features into products they control. In addition, certain customers may choose to partner with our competitors in a specific geographic market, or choose to engage exclusively with our competitors. Further, our current partners could add features to their products, including POS functionality, limit or terminate the availability of their products on our platform, or directly compete with our products by expanding their product offerings. Current and future competitors may also choose to offer a different pricing model or to undercut prices in an effort to increase their market share. If we cannot compete successfully against current and future competitors, our business, results of operations, and financial condition could be negatively impacted.

Mergers of or other strategic transactions by our competitors, our customers, or our partners could weaken our competitive position or reduce our revenue.

If one or more of our competitors partners were to consolidate or partner with another one of our competitors the change in landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our third party partners, thereby limiting our ability to promote our platform. In addition, we may lose customers that merge with or are acquired by companies using a competitor’s or an internally developed solution. Disruptions in our business caused by these events could adversely affect our revenue growth and results of operations.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable investment of time and expense. If our sales cycle lengthens or we invest substantial resources pursuing unsuccessful sales opportunities, our operating results and growth would be harmed.

We have historically incurred significant costs and experienced long sales cycles when selling to customers. In the restaurant brand market segment, the decision to adopt any of our products may require the approval of multiple technical and business decision makers, including security, compliance, operations, finance and treasury, marketing, and IT. In addition, while our customers may more quickly deploy our products on a limited basis, before they will commit to deploying our products at scale, they often require extensive education about our platform and significant customer support time or pilot programs, engage in protracted pricing negotiations and seek to secure development resources. In addition, sales cycles for our customers in general and larger customers in particular, are inherently complex and unpredictable. These complex and resource intensive sales efforts could place additional strain on our development and engineering resources. Further, even after our customers contract to use our platform, they may require extensive integration or deployment resources from us before they become active customers, which have at times extended to multiple quarterly periods following the execution of the agreement. Finally, our customers may choose to develop their own solutions that do not include any or all of our products. They also may demand reductions in pricing as their usage of our platform increases, which could have an adverse impact on our gross margin. If we are unable to increase the revenue that we derive from these customers, then our business, results of operations and financial condition may be adversely affected.

Risks Related to Presto’s Partners and Other Third Parties

Our products may be affected from time to time by design and manufacturing defects that could adversely affect our business and result in harm to our reputation.

We offer products that can be affected by design and manufacturing defects. Defects may exist in components and products that we source from third parties. Any such defects could make our services and products unsafe, create a risk of property damage and personal injury, and subject us to the hazards and uncertainties of product liability claims and related litigation. In addition, from time to time, we may experience outages, service slowdowns, or errors that affect our products. As a result, our products may not perform as anticipated and may not meet customer expectations. There can be no assurance that we will be able to detect and fix all issues and defects in the hardware in our products. Failure to do so could result in widespread technical and performance issues affecting our products and could lead to claims against us. We maintain general liability insurance; however, design and manufacturing defects, and claims related thereto, may subject us to judgments or settlements that result in damages materially in excess of the limits of our insurance coverage. In addition, we may be exposed to recalls, product replacements or modifications, write-offs of inventory, property and equipment, or intangible assets, and significant warranty and other expenses such as litigation costs and regulatory fines. If we cannot successfully defend any large claim, maintain our general liability insurance on acceptable terms, or maintain adequate coverage against potential claims, our financial results could be adversely impacted.

We are at risk of shortages, price increases, changes, delays or discontinuations of that hardware, particularly in regards to our Touch product, which could disrupt and materially adversely affect our business.

Our Touch product requires the use of third-party hardware that we sell to customers. Due to such reliance, we are subject to the risk of shortages and long lead times in the supply of hardware needed for our Touch product.

We have in the past experienced, and may in the future experience, product shortages or delays or other hardware problems, and the availability of such products may be difficult to predict. Additionally, various sources of supply-chain risk, including strikes or shutdowns at delivery ports, disruptions or shutdowns caused by health crises such as the COVID-19 pandemic, or loss of or damage to hardware products while they are in transit or storage, could limit the supply of such products. We are reliant on one supplier for our current Touch product device, and in the event of a shortage or supply interruption from that supplier, or should the supplier be otherwise unable to supply products to us in the quantities and on the time frames we require, we may not be able to develop alternate sources quickly, cost-effectively, or at all. Any interruption or delay in product supply, any increases in product costs, or the inability to obtain this hardware from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to provide it to our customers on a timely basis. This could harm our relationships with our customers, prevent us from acquiring new customers, and materially and adversely affect our business.

We rely substantially on one third-party to process payments made by guests of our customers, and if we cannot manage risks related to our relationships with this payment processor or any future third-party payment processors, our business, financial condition, and results of operations could be adversely affected.

We currently substantially rely on Fiserv as our third-party payment processor to process payments made by guests of customers on our platform. While we are seeking to develop payment processing relationships with other payment processors, we expect to continue to rely on a limited number of payment processors for the foreseeable future. In the event that Fiserv or any additional third-party payment processors in the future fail to maintain adequate levels of support, experience interrupted operations, do not provide high quality service, discontinue their lines of business, terminate their contractual arrangements with us, or cease or reduce operations, we may suffer additional burden and be required to pursue new third-party relationships, which could materially disrupt our operations and our ability to provide our products and services, and could divert management’s time and resources. In addition, such incidents could result in periods of time during which our platform cannot function properly, and therefore cannot collect payments from customers and their guests, which could adversely affect our relationships with our customers and our business, reputation, brand, financial condition, and results of operations. It would be difficult to replace third-party processors, including Fiserv, in a timely manner if they were unwilling or unable to provide us with these services in the future, and our business and operations could be adversely affected. If these services fail or are of poor quality, our business, reputation, and operating results could be harmed.

In the event Fiserv or any additional third-party payment processors in the future are subjected to losses, including any fines for reversals, chargebacks, or fraud assessed by Visa, Mastercard and other payment networks (collectively, the “Payment Networks”), that are caused by us or our customers due to failure to comply with the Payment Network rules or applicable law, our third-party payment processor may impose penalties on our customers or restrict our ability to process transactions through the Payment Networks, and we may lose our ability to process payments through one or more Payment Networks. Thus, in the event of a significant loss by Fiserv or any future third-party payment processor, we may be required to expend a large amount of cash promptly upon notification of the occurrence of such an event. A contractual dispute with our processing partner could adversely affect our business, financial condition, or results of operations.

We rely on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to run our business.

We rely on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to run our business. Third-party hardware, software and services may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use or any failures of third-party hardware, software or services could result in delays in our ability to run our business until equivalent hardware, software or services are developed by us or, if available, identified, obtained and integrated, which could be costly and time-consuming and may not result in an equivalent solution, any of which could cause an adverse effect on our business and operating results. Further, customers could assert claims against us in connection with service disruptions or cease conducting business with us altogether. Even if not successful, a claim brought against us by any of our customers would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions

Payment transactions processed on our platform may subject us to regulatory requirements and the rules of payment card networks, and other risks that could be costly and difficult to comply with or that could harm our business.

The payment card networks require us to comply with payment card network operating rules, including special operating rules that apply to us as a “payment service provider” that provides payment processing-related services to merchants and payment processors. The payment card networks set these network rules and have discretion to interpret them and change them. We are also required by our payment processors to comply with payment card network operating rules and we have agreed to reimburse our payment processors for any fines they are assessed by payment card networks as a result of any rule violations by us or our customers. Any changes to or interpretations of the network rules that are inconsistent with the way we and the payment processors and merchants currently operate may require us to make changes to our business that could be costly or difficult to implement. If we fail to make such changes or otherwise resolve the issue with the payment card networks, the networks could fine us, cancel or suspend our registration as a payment service provider, or prohibit us from processing payment cards, which would have an adverse effect on our business, financial condition, and operating results. In addition, violations of the network rules or any failure to maintain good standing with the payment card networks as a payment service provider could impact our ability to facilitate payment card transactions on our platform, increase our costs, or could otherwise harm our business. If we were unable to facilitate payment card transactions on our platform, or were limited in our ability to do so, our business would be materially and adversely affected.

If we fail to comply with the rules and regulations adopted by the payment card networks, we would be in breach of our contractual obligations to our payment processors, financial institutions, or partners. Such failure to comply may subject us to fines, penalties, damages, higher transaction fees and civil liability, and could eventually prevent us from processing or accepting payment cards or could lead to a loss of payment processor partners, even if there is no compromise of customer or consumer information. In the event that we are found to be in violation of any of these legal or regulatory requirements, our business, financial condition, and results of operations could be harmed.

We believe the licensing requirements of the Financial Crimes Enforcement Network and state agencies that regulate banks, money service businesses, money transmitters, and other providers of electronic commerce services do not apply to us. One or more governmental agencies may conclude that, under its statutes or regulations, we are engaged in activity requiring licensing or registration. In that event, we may be subject to monetary penalties, adverse publicity, and may be required to cease doing business with residents of those states until we obtain the requisite license or registration.

We rely upon Amazon Web Services and other infrastructure to operate our platform, and any disruption of or interference with our use of these providers would adversely affect our business, results of operations, and financial condition.

We outsource substantial portions of our cloud infrastructure to Amazon Web Services (“AWS”), and other infrastructure providers. Our customers need to be able to access our platform at any time, without interruption or degradation of performance. Their failure to access our platform could make us liable for service credits or, in more severe cases, contractual breaches. We are, therefore, vulnerable to service interruptions at AWS and other infrastructure providers, which could negatively impact our revenue. We have experienced, and expect that in the future we may experience interruptions, delays and outages in service and availability due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions, and capacity constraints including those related to the complexity and number of order permutations. Capacity constraints could be due to a number of potential causes, including technical failures, natural disasters, fraud, or security attacks. In addition, if an infrastructure provider’s security is compromised, or our modules or platform are unavailable or our customers or their consumers are unable to use our platform within a reasonable amount of time or at all, then our business, results of operations, and financial condition could be adversely affected. In some instances, we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. It may become increasingly difficult to maintain and improve our platform performance, especially during peak usage times, as our platform become more complex and the usage of our platform increases. To the extent that we do not effectively address capacity constraints, either through AWS or alternative providers of cloud infrastructure, our business, results of operations, and financial condition may be adversely affected. In addition, any changes in service levels from AWS may adversely affect our ability to meet our customers’ requirements.

Any of the above circumstances or events may harm our reputation, cause customers to stop using our platform, impair our ability to increase revenue from existing customers, impair our ability to grow our customer base, subject us to financial penalties and liabilities under our service level agreements and otherwise harm our business, results of operations, and financial condition.

Certain estimates and information contained in this proxy statement/prospectus are based on information from third-party sources, and we do not independently verify the accuracy or completeness of the data contained in such sources or the methodologies for collecting such data. Any real or perceived inaccuracies in such estimates or information may harm our reputation and adversely affect your ability to evaluate our business.

Certain estimates and information contained in this proxy statement/prospectus, including general expectations concerning our industry and the market in which we operate, our market opportunity, and our market size, are based to some extent on information provided by third parties. This information involves a number of assumptions and limitations, and, although we believe the information from such third-party sources is reliable, we have not independently verified the accuracy or completeness of the information contained in such third-party sources or the methodologies for collecting such information or developing such estimates. If there are any limitations or errors with respect to such information, or if such estimates are inaccurate, your ability to evaluate our business and prospects could be impaired and our reputation with investors could suffer.

For example, market opportunity estimates included in this proxy statement/prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Not every customer included in our market opportunity estimates will necessarily purchase any, or all, of the products on our platform, and some or many of those potential customers may choose to use products offered by our competitors. We cannot be certain that any particular number or percentage of the potential customers included in our calculation of our market opportunity will generate any particular level of revenue for us. Even if the market in which we compete meets the size estimates and growth forecasts in this proxy statement/prospectus, our business could fail to grow for a variety of reasons, including competition, customer preferences and the other risks described in this proxy statement/prospectus. Accordingly, the estimates of market opportunity and forecasts of market growth included in this proxy statement/prospectus should not be taken as necessarily indicative of our future growth.

Our growth depends in part on the success of our strategic relationships with third parties and our ability to integrate with third-party applications and software.

The success of our platform depends, in part, on our ability to integrate third-party applications, software, and other offerings into our platform. We anticipate that the growth of our business will continue to depend on third-party relationships including relationships with our POS systems, digital agencies, payment processors, loyalty providers, and other partners. Identifying, negotiating, and documenting relationships with third parties and integrating third-party content and technology requires significant time and resources, and third-party providers may choose to terminate their relationship with us, compete directly against us, enter into exclusive arrangements with our competitors, or make material changes to their businesses, solutions, or services that could be detrimental to our business.

Third-party developers may change the features of their offering of applications and software or alter the terms governing the use of their offerings in a manner that is adverse to us. We may also be unable to maintain our relationships with certain third-parties if we are unable to integrate our platform with their offerings. In addition, third-parties may refuse to partner with us or limit or restrict our access to their offerings. We may not be able to adapt to the data transfer requirements of third party offerings. If third-party applications or software change such that we do not, or cannot, maintain the compatibility of our platform with these applications and software, or if we fail to ensure there are third-party applications and software that our customers desire to add to their ordering or delivery portals, demand for our platform could decline. If we are unable to maintain technical interoperability, our customers may not be able to effectively integrate our platform with other systems and services they use. If we fail to integrate our platform with new third-party offerings that our customers need to operate their businesses, or to provide the proper support or ease of integration our customers require, we may not be able to offer the functionality that our customers and their consumers expect, which would harm our business.

The third party service providers we integrate with may not perform as expected under our agreements or under their agreements with our customers, we or our customers may in the future have disagreements or disputes with such providers, or such providers may experience reduced growth or change their business models in ways that are disadvantageous to us or our customers. If we lose access to solutions or services from a particular partner, or experience a significant reduction or disruption in the supply of services from a current partner, it could have an adverse effect on our business and operating results.

Our transaction revenue is partly dependent on our third-party developer partners to develop and update all entertainment applications. The decisions of developers to remove their applications or change the terms of our commercial relationship could adversely impact our transaction revenue.

We rely on third-party developers to develop the entertainment applications that we host. Accordingly, our business depends on our ability to promote, enter into and maintain successful commercial relationships with such developers. In general, we rely on standard terms of service for third party developers which govern the distribution, operations and fee sharing arrangements for hosting entertainment applications. In some cases, we rely on negotiated agreements with third party developers that modify our standard terms of service. There can be no assurance that the developers that have developed applications will continue to maintain these entertainment applications or be willing to provide new entertainment applications in the future. If we are unable to attract and maintain these third party developer relationships, if the terms and conditions of such commercial relationships become less favorable to us or if a developer decides to remove their entertainment applications, our transaction revenue would suffer.

In addition, we rely on our developer partners to manage and maintain their entertainment applications, including updating their entertainment applications to include the latest version. The failure of our developer partners to provide timely and reliable updates could adversely impact our financial condition and results of operations and prospects.

Finally, a small number of entertainment applications and related developers have accounted for a substantial portion of our transaction revenue. If these entertainment applications were to become less popular or be removed and we are unable to identify suitable replacements, our transaction revenue would be would suffer.

Failure to effectively expand our sales capabilities could harm our ability to increase our subscriber base and achieve broader market acceptance of our platforms.

Increasing our customer base and achieving broader market acceptance of our platform will depend, in part, on our ability to effectively expand our sales and marketing operations and activities. We are substantially dependent on our direct sales force to obtain new customers. We plan to continue to expand our direct sales force and to increase the number of our sales professionals. Our ability to achieve significant revenue growth in the future will depend, in part, on our success in recruiting, training and retaining a sufficient number of experienced sales professionals. New hires require significant training and time before they achieve full productivity, particularly in new sales segments and territories. Our recent and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business. Because we do not have a long history of expanding our sales force, we cannot predict whether, or to what extent, our sales will increase as we expand our sales force or how long it will take for sales personnel to become productive. If our sales expansion efforts do not generate a significant increase in revenue, our business and future growth prospects could be harmed.

Risks Related to Government Regulation and Other Compliance Requirements

Our business is subject to a variety of U.S. laws and regulations, many of which are unsettled and still developing, and our or our customers’ failure to comply with such laws and regulations could subject us to claims or otherwise adversely affect our business, financial condition, or results of operations.

The restaurant technology industry and the offering of products therein is relatively nascent and rapidly evolving. We are subject to a variety of U.S. laws and regulations. Laws, regulations and standards governing issues such as worker classification, labor and employment, anti-discrimination, online credit card payments, payment and payroll processing, financial services, gratuities, pricing and commissions, text messaging, subscription services, intellectual property, data retention, privacy, data security, consumer protection, background checks, website and mobile application accessibility, wages, and tax are often complex and subject to varying interpretations, in many cases due to their lack of specificity. The scope and interpretation of existing and new laws, and whether they are applicable to us, is often uncertain and may be conflicting, including varying standards and interpretations between state and federal law, between individual states, and even at the city and municipality level. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state, and local administrative agencies.

It is also likely that if our business grows and evolves and our services are used in a greater number of geographies, we would become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws would be applied to our business and the new laws to which it may become subject.

We may not be able to respond quickly or effectively to regulatory, legislative, and other developments, and these changes may in turn impair our ability to offer our existing or planned products and/or increase our cost of doing business. While we have and will need to continue to invest in the development of policies and procedures in order to comply with the requirements of the evolving, highly regulated regulatory regimes applicable to our business and those of our customers, our compliance programs are relatively nascent and we cannot assure that our compliance programs will prevent the violation of one or more laws or regulations. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, including any future laws or obligations that we may not be able to anticipate at this time, we could be adversely affected, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources, discontinue certain services or platform features, limit our customer base, or find ways to limit our offerings in particular jurisdictions, which would adversely affect our business. Any failure to comply with applicable laws and regulations could also subject us to claims and other legal and regulatory proceedings, fines, or other penalties, criminal and civil proceedings, forfeiture of significant assets, and other enforcement actions. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could adversely affect our reputation or otherwise impact the growth of our business.

Further, from time to time, we leverage third parties to help conduct our businesses. We may be held liable for any corrupt or other illegal activities of these third-party partners and intermediaries, our employees, representatives, contractors, channel partners, and agents, even if we do not explicitly authorize such activities. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Illegal or improper activities of customers or customer noncompliance with laws and regulations governing, among other things, online credit card payments, gratuities, pricing and commissions, data retention, privacy, data security, consumer protection, wages, and tax could expose us to liability and adversely affect our business, brand, financial condition, and results of operations. While we have implemented various measures intended to anticipate, identify, and address the risk of these types of activities, these measures may not adequately address or prevent all illegal or improper activities by these parties from occurring and such conduct could expose us to liability, including through litigation, or adversely affect our brand or reputation.

Significant changes in U.S. and international trade policies that restrict imports or increase tariffs could have a material adverse effect on our results of operations.

We depend on third party manufacturers and suppliers located outside of the United States, including in China, in connection with the manufacture of certain of our products and related components. Accordingly, our business is subject to risks associated with international manufacturing. For example, the former Trump Administration imposed significant increases in tariffs on goods imported into the United States from China and other countries. Increased tariffs, including on goods imported from China, or the institution of additional protectionist trade measures could adversely affect our manufacturing costs, and in turn, our business, financial condition, operating results, and cash flows.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our customers would have to pay for our products and adversely affect our results of operations.

An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Additionally, the Supreme Court of the United States ruled in South Dakota v. Wayfair, Inc. et al (“Wayfair”), that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer’s state. In response to Wayfair, or otherwise, states or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions. A successful assertion by one or more states requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments or local governments of sales tax collection obligations on out-of-state sellers could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors, and decrease our future sales, which could have a material adverse effect on our business and results of operations.

Government regulation of the internet, mobile devices, and e-commerce is evolving, and unfavorable changes could substantially adversely affect our business, financial condition, and results of operations.

We are subject to general business regulations and laws as well as federal and state regulations and laws specifically governing the internet, mobile devices, and e-commerce that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth of the internet, mobile devices, or other online services, increase the cost of providing online services, require us to change our business practices, or raise compliance costs or other costs of doing business. These evolving regulations and laws may cover taxation, tariffs, user privacy, data protection, pricing and commissions, content, copyrights, distribution, social media marketing, advertising practices, sweepstakes, mobile, electronic contracts and other communications, consumer protection, and the characteristics and quality of our services. It is not clear how existing laws governing issues such as property ownership, sales, use, and other taxes, and personal privacy apply to the Internet. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation and brand, a loss in business, and proceedings or actions against us by governmental entities or others, which could adversely affect our business, financial condition, and results of operations.

Risks Related to Presto’s Intellectual Property

If we fail to adequately protect our intellectual property rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and become subject to costly litigation to protect our rights.

As of December 31, 2021 we had eight registered domain names for websites that we use in our business, such as presto.com and other variations, and no registered trademarks, patents or copyrights. We rely on trade secret laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual protections, to protect our intellectual property rights, including our proprietary technology, software, know-how, and brand. We require our employees, consultants, and other third parties to enter into confidentiality and proprietary information and invention assignment agreements, and we control and monitor access to our software, documentation, proprietary technology, and other confidential information. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes, and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers and partners

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our existing products, impair the functionality of our products, delay introductions of new products, result in our substituting inferior or more costly technologies into our products, or harm our reputation or brand. In addition, we may be required to license additional technology from third parties to develop and market new products, and we may not be able to license that technology on commercially reasonable terms or at all. Our inability to license this technology could harm our ability to compete.

We may be subject to claims by third parties of intellectual property infringement.

The software industry is characterized by the existence of a large number of patents, trademarks, copyrights, trade secrets, and other intellectual property rights, and frequent claims and related litigation regarding such intellectual property rights. Third parties have in the past asserted, and may in the future assert, that our platform, technology, methods or practices infringe, misappropriate, or otherwise violate their intellectual property or other proprietary rights. Such claims may be made by our competitors seeking to obtain a competitive advantage or by other parties. Additionally, non-practicing entities purchasing intellectual property assets for the purpose of making claims of infringement may attempt to extract settlements from us. The risk of claims may increase as the number of modules that we offer and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility and market exposure, we face a higher risk of being the subject of intellectual property infringement claims.

Any such claims, regardless of merit, that results in litigation could result in substantial expenses, divert the attention of management, cause significant delays in introducing new or enhanced services or technology, materially disrupt the conduct of our business and have a material and adverse effect on our brand, business, financial condition, and results of operations. Although we do not believe that our proprietary technology, processes, and methods have been patented by any third party, it is possible that patents have been issued to third parties that cover all or a portion of our business. As a consequence of any patent or other intellectual property claims, we could be required to pay substantial damages, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling or marketing some or all of our products, or re-brand our product. We may also be obligated to indemnify our customers against intellectual property claims, and we may have to pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, or modify applications, which could be costly. If it appears necessary, we may seek to secure license rights to intellectual property that we are alleged to infringe at a significant cost, potentially even if we believe such claims to be without merit. If required licenses cannot be obtained, or if existing licenses are not renewed, litigation could result. Litigation is inherently uncertain and can cause us to expend significant money, time and attention to it, even if we are ultimately successful. Any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses for alternative technologies from third parties, prevent us from offering all or a portion of our modules and otherwise negatively affect our business and operating results.

We use open source software in our platform, which could negatively affect our ability to sell our services or subject us to litigation or other actions.

We rely on open source software in our proprietary platform and we expect to continue to rely on open source software in our platform in the future. The terms of certain open source licenses to which we are subject have not been interpreted by U.S., and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our platforms. Certain open source projects also include other open source software and there is a risk that those dependent open source libraries may be subject to inconsistent licensing terms. This could create further uncertainties as to the governing terms for the open source software. Moreover, we cannot ensure that we have not incorporated and are currently relying on additional open source software in our platform in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. Although we employ open source software license screening measures, if we were to combine our proprietary software platform with open source software in a certain manner we could, under certain open source licenses, be required to release the source code of our proprietary platform, which could allow our customers and competitors to freely use such software solutions without compensation to us. Additionally, we may from time to time face claims from third parties: claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, required to comply with onerous conditions or restrictions, required to make our proprietary source code for our platform and any modifications and derivative works developed using such open source software generally available at no cost, purchase a costly license or cease offering the implicated services unless and until we can re-engineer them to avoid use of the open source software in dispute, which could disrupt the business dependent on the affected platforms. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. From time to time, there have been claims challenging the ownership rights in open source software against companies that incorporate it into their products and the licensors of such open source software provide no warranties or indemnities with respect to such claims. As a result, we and our customers could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Some open source projects have known vulnerabilities and architectural instabilities and are provided on an “as-is” basis which, if not properly addressed, could negatively affect the performance of our platform. Any of these risks could be difficult to eliminate or manage, and if not addressed, could have a negative effect on our business, results of operations, and financial condition.

We rely on software licensed from, and services rendered by, third parties in order to provide our products and run our business.

We rely on software licensed from, and services rendered by, third parties in order to provide our products and run our business. Third-party software and services may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use, or any failures of, third-party software or services could result in delays in our ability to provide our modules or run our business until equivalent software or services are developed by us or, if available, identified, obtained and integrated, which could be costly and time-consuming and may not result in an equivalent product, any of which could cause an adverse effect on our business and operating results. Further, customers could assert claims against us in connection with such service disruption or cease conducting business with us altogether. Even if not successful, a claim brought against us by any of our customers would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our modules.

We may be unable to continue to use the domain names that we use in our business or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand, trademarks, or service marks.

We have registered domain names that we use in, or are related to, our business, most importantly www.presto.com. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our offerings under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks. Protecting, maintaining, and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of resources, which could in turn adversely affect our business, financial condition, and results of operations.

Risks Related to our Operating as Public Company

Our senior management team has limited experience managing a public company, and regulatory compliance obligations may divert its attention from the day-to-day management of our business.

The individuals who now constitute our senior management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our senior management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and results of operations.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC and PCAOB regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or report them in a timely manner.

Upon completion of the Business Combination, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the PCAOB. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes, and controls, as well as on our personnel.

In addition, as a public company we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting by the time our second annual report is filed with the SEC and thereafter, which will require us to document and make significant changes to our internal control over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an “emerging growth company,” as defined in the JOBS Act, and we become an accelerated or large accelerated filer, although we could potentially qualify as an “emerging growth company.” We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls.

We expect to incur costs related to implementing an internal audit and compliance function in the upcoming years to further improve our internal control environment. If we identify future deficiencies in our internal control over financial reporting or if we are unable to comply with the demands that will be placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. We also could become subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price may be adversely affected.

Our current controls and any new controls that we develop may also become inadequate because of changes in our business, and weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could cause us to fail to meet our reporting obligations, result in a restatement of our financial statements for prior periods, undermine investor confidence in us, and adversely affect the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate these material weaknesses, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence and the price of New Presto Common Stock.

We have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses as of June 30, 2021 that we have identified are listed below.

•        We did not maintain an effective control environment, including not having designed a risk assessment process and not having designed formalized internal controls, including a lack of policies supporting segregation of duties.

•        We did not design and maintain effective controls to address the initial application of complex accounting standards and accounting of non-routine, unusual or complex events and transactions. Further, we did not maintain sufficient accounting resources with appropriate technical knowledge to support our financial reporting requirements.

•        We did not design and maintain effective controls over our financial statement closing process. Specifically, we did not design and maintain effective controls over certain account analyses and account reconciliations.

•        We did not maintain internal accounting records to adequately support the reporting of certain transactions in our financial statements.

These material weaknesses resulted in a restatement related to our stockholders’ deficit as of July 1, 2019 and adjustments to our financial statements and footnotes as of June 30, 2021 and 2020 and for the years then ended primarily related to inventories, deferred costs, property and equipment, accounts payable, accrued liabilities, debt, equity, warrants, stock-based compensation, revenue and deferred revenue, and could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

We are in the early stages of designing and implementing a plan to remediate the material weaknesses identified. Our plan includes the below.

•        Designing and implementing a risk assessment process supporting the identification of risks facing Presto.

•        Implementing controls to enhance our review of significant accounting transactions and other new technical accounting and financial reporting issues and preparing and reviewing accounting memoranda addressing these issues. Hiring additional experienced accounting, financial reporting and internal control personnel and changing roles and responsibilities of our personnel as we transition to being a public company and are required to comply with Section 404 of the Sarbanes Oxley Act of 2002. We have recently hired additional resources and we are engaging with a third-party consulting firm to assist us with our formal internal control plan and provide staff augmentation of our internal audit function.

•        Implementing controls to enable an effective and timely review of account analyses and account reconciliations.

•        Implementing controls to enable an accurate and timely review of accounting records that support our accounting processes and maintain documents for internal accounting reviews.

We cannot assure you that these measures will significantly improve or remediate the material weaknesses described above. The implementation of these remediation measures is in the early stages and will require validation and testing of the design and operating effectiveness of our internal controls over a sustained period of financial reporting cycles and, as a result, the timing of when we will be able to fully remediate the material weaknesses is uncertain and we may not fully remediate these material weaknesses during the year ended June 30, 2022. If the steps we take do not remediate the material weaknesses in a timely manner, there could be a reasonable possibility that these control deficiencies or others may result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis. This, in turn, could jeopardize our ability to comply with our reporting obligations, limit our ability to access the capital markets and adversely impact our stock price.

We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of June 30, 2021 and 2020 in accordance with the provisions of the Sarbanes-Oxley Act of 2002. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 after the completion of the Business Combination.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our services to new and existing customers.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the adoption dates of recently issued accounting standards not yet adopted for public companies and exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and obtain stockholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (A) following the fifth anniversary of the completion of the VTAQ IPO, (B) in which we have total annual revenue of at least $1.07 billion, or (C) in which we are deemed to be a large accelerated filer, with at least $700 million of equity securities held by non-affiliates as of the prior June 30th, the end of our second fiscal quarter, and (ii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. While we have not made such an irrevocable election, we have not delayed the adoption of any applicable accounting standards.

As a result of the reduced disclosure requirements applicable to us, investor confidence in our company and the market price of our common stock may be adversely affected. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive, there may be a less active trading market for our common stock, and our stock price may be more volatile.

We will incur significant costs as a result of operating as a public company.

We currently operate on a private basis. After the closing of the Business Combination, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of Nasdaq and other applicable securities laws and regulations. The expenses incurred by public companies generally for reporting and corporate governance purposes are greater than those for private companies. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business, financial condition, and results of operations. Compliance with these rules and regulations will increase our legal and financial compliance costs, and increase demand on our systems, particularly after we are no longer an emerging growth company. In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more difficult, time-consuming, and costly, although we are currently unable to estimate these costs with any degree of certainty.

We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain directors and officers liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, and other regulatory action and potentially civil litigation. These factors may therefore strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members and executive officers.

Risks Related to VTAQ and the Business Combination

VTAQ has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. If VTAQ is unable to consummate a business combination, including the Business Combination, its public stockholders may be forced to wait until June 30, 2022 before receiving distributions from the Trust Account.

VTAQ is a development stage blank check company, and it has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. VTAQ has until June 30, 2022 to complete a business combination. VTAQ has no obligation to return funds to investors prior to such date unless VTAQ consummates its initial business combination prior thereto and only then in cases where investors have sought to convert their shares. Furthermore, there will be no distribution with respect to the Rights or Public Warrants, which will expire and become worthless as a result of VTAQ’s failure to complete a business combination.

VTAQ does not have a specified maximum redemption threshold in its Current Charter. The absence of such a redemption threshold may make it possible for VTAQ to complete a Business Combination with which a substantial majority of its public stockholders may redeem their public shares.

VTAQ’s Current Charter does not provide a specified maximum redemption threshold, except that VTAQ will not redeem its public shares in an amount that would cause VTAQ’s net tangible assets to be less than $5,000,001 upon consummation of its initial business combination (such that VTAQ is not subject to the SEC’s “penny stock” rules). As a result, VTAQ may be able to complete its Business Combination even though a substantial portion of its public stockholders have redeemed their public shares.

In the event the aggregate cash consideration VTAQ would be required to pay for all shares of Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Merger Agreement (if such conditions are not waived) exceeds the aggregate amount of cash available to VTAQ, it may not complete the Business Combination or redeem any shares, all public shares submitted for redemption will be returned to the holders thereof, and VTAQ instead may search for an alternate business combination.

There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

VTAQ can give no assurance as to the price at which a stockholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in VTAQ’s share price, and may result in a lower value realized now than a stockholder of VTAQ might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the public shares after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

You must properly tender your shares of Common Stock in order to validly seek redemption.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Continental or to deliver your Common Stock to Continental electronically using DTC’s DWAC (Deposit/Withdrawal At Custodian) System, in each case at least two business days before the initially scheduled date of the Special Meeting. The requirement for physical or electronic delivery ensures that a redeeming holder’s election to redeem is irrevocable once the Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Business Combination.

The Sponsors have agreed to vote in favor of such initial business combination, regardless of how VTAQ’s public stockholders vote.

The holders of the Founders Shares have agreed (i) to vote their insider shares, private shares and any public shares acquired in the VTAQ IPO in favor of any proposed business combination, (ii) not to propose, or vote in favor of, an amendment to the Current Charter that would affect the substance or timing of VTAQ’s obligation to redeem 100% of its public shares if it does not complete its initial business combination within 15 months from the closing of its initial public offer (or 18 months, as applicable) unless VTAQ provides its public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, net of taxes payable, divided by the number of then outstanding public shares, (iii) not to convert any shares (including the insider shares) into the right to receive cash from the Trust Account in connection with a stockholder vote to approve VTAQ’s proposed initial business combination (or sell any shares they hold to VTAQ in a tender offer in connection with a proposed initial business combination) or a vote to amend the provisions of VTAQ’s Current Charter relating to the substance or timing of its obligation to redeem 100% of VTAQ’s public shares if it does not complete its initial business combination within 15 months from the closing of this offering (or 18 months if it has extended the period of time from the closing of the initial public offer, and (iv) that the insider shares shall not be entitled to be redeemed for a pro rata portion of the funds held in the Trust Account if a business combination is not consummated. As a result, based on the number of shares outstanding on the Record Date, VTAQ would need only 6,468,751, or approximately 37.5%, of the 17,250,000 Public Shares of VTAQ Common Stock to be voted in favor of the Business Combination in order to have the Business Combination approved. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if the Sponsors agreed to vote its Founders Shares in accordance with the majority of the votes cast by VTAQ’s public stockholders.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus may not be indicative of what New Presto’s actual financial position or results of operations would have been.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Presto’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

If third parties bring claims against VTAQ, the proceeds held in trust could be reduced and the per-share redemption price received by stockholders may be less than $10.00.

VTAQ’s placing of funds in trust may not protect those funds from third party claims against VTAQ. Although VTAQ will seek to have all vendors and service providers VTAQ engages and prospective target businesses VTAQ negotiates with execute agreements with VTAQ waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of VTAQ’s public stockholders, they may not execute such agreements. Furthermore, even if such entities execute such agreements with VTAQ, they may still seek recourse against the Trust Account. A court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of VTAQ’s public stockholders.

Additionally, if VTAQ is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against VTAQ’s which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in VTAQ’s bankruptcy estate and subject to the claims of third parties with priority over the claims of VTAQ’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, VTAQ may not be able to return to VTAQ’s public stockholders at least $10.00. As a result, if any such claims were successfully made against the Trust Account, the funds available for VTAQ’s initial business combination, including the Business Combination, and redemptions could be reduced to less than $10.00 per Public Share.

VTAQ’s stockholders may be held liable for claims by third parties against VTAQ to the extent of distributions received by them.

The Current Charter provides that VTAQ will continue in existence only until June 30, 2022. If VTAQ is unable to consummate a transaction within the required time periods, upon notice from VTAQ, the trustee of the Trust Account will distribute the amount in its Trust Account to its public stockholders. Concurrently, VTAQ shall pay, or reserve for payment, from funds not held in trust, its liabilities and obligations, although VTAQ cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the Trust Account for such purpose, the Sponsors have contractually agreed that, if they liquidate their position prior to the consummation of a business combination, they will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by VTAQ for services rendered or contracted for or products sold to it, but only if such a vendor or prospective target business does not execute such a waiver. However, VTAQ may not properly assess all claims that may be potentially brought against it. As such, VTAQ’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of VTAQ’s stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, third parties may seek to recover from VTAQ’s stockholders amounts owed to them by VTAQ.

If, after VTAQ distributes the proceeds in the Trust Account to its public stockholders, it files a bankruptcy petition, or an involuntary bankruptcy petition is filed against it that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, VTAQ’s Board may be viewed as having breached its fiduciary duty to its creditors and/or having acted in bad faith, thereby exposing itself to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors.

Stockholder litigation and regulatory inquiries and investigations are expensive and could harm VTAQ’s business, financial condition and operating results and could divert management attention.

In the past, securities class action litigation and/or stockholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any stockholder litigation and/or regulatory investigations against VTAQ, whether or not resolved in VTAQ’s favor, could result in substantial costs and divert VTAQ’s management’s attention from other business concerns, which could adversely affect VTAQ’s business and cash resources and the ultimate value VTAQ’s stockholders receive as a result of the Business Combination.

VTAQ will not obtain an opinion from an unaffiliated third party as to the fairness of the Business Combination to its stockholders.

VTAQ is not required to obtain an opinion from an unaffiliated third party that the price it is paying in the Business Combination is fair to its public stockholders from a financial point of view. VTAQ’s public stockholders therefore, must rely solely on the judgment of the Board.

VTAQ’s Sponsors, directors and officers have interests in the Business Combination which may be different from or in addition to (and which may conflict with) the interests of its stockholders.

The Sponsors, officers and directors and their respective affiliates and associates have interests in and arising from the Business Combination that are different from or in addition to (and which may conflict with) the interests of VTAQ’s public stockholders, which may result in a conflict of interest. These interests include:

•        unless VTAQ consummates an initial business combination, VTAQ’s officers, directors and Sponsors will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds from the VTAQ IPO and the private placement that occurred simultaneously with the IPO not deposited in the Trust Account;

•        upon the completion of the Business Combination, Chardan, who acted as VTAQ’s underwriters in the IPO and is an affiliate of one of our Sponsors, will be entitled to a marketing fee of $6,037,500. Additionally, Jefferies LLC will receive $4,000,000 in fees in connection with certain financial advisory services provided to Presto and VTAQ. William Blair, Truist Securities and Chardan will also be entitled to receive approximately $[•], $[•] and $[•], respectively, in placement agent fees, which amounts are calculated based on the amounts raised in the PIPE Investment and the amount remaining in the Trust Account after redemptions. The placement agent fees disclosed herein to William Blair, Truist Securities and Chardan assume no redemptions. If we were to fail to complete a business combination by June 30, 2022, none of the above banks would receive their expected compensation for their respective roles as underwriters, financial advisors and placement agents, as applicable. Mr. Grossman is the President of Chardan and Mr. Weil is Managing Director and Co-Head of Fintech Investment Banking at Chardan.

•        our Sponsors, Ventoux Acquisition Holdings LLC and Chardan International Investments, LLC own 2,728,875 Founders Shares and 1,493,625 Founders Shares, respectively. Mr. Grossman is the managing member of Chardan International Investments, LLC and Chardan International Investments, LLC is an affiliate of Chardan Capital Markets, LLC. Darla Anders Cindat USA LLC, an entity affiliated with one of our directors, and three of our other directors each own 22,500 Founder Shares. All of the Founders Shares will become worthless if an initial business combination is not completed by June 30, 2022.

•        with certain limited exceptions, 50% of the Founders Shares will not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of VTAQ’s initial business combination and the remaining 50% of the Founders Shares will not be transferred, assigned, sold or released from escrow until twelve months after the date of the consummation of its initial business combination or earlier in either case if, subsequent to its initial business combination, it completes a liquidation, merger, stock exchange or other similar transaction which results in all of its stockholders having the right to exchange their shares of common stock for cash, securities or other property;

•        depending on the number of public shares redeemed at the Closing, certain of the Founders Shares will be subject to vesting and forfeiture provisions: (i) in the case of redemptions of public shares of 90% or more, 15% of the Founders Shares that are owned immediately after the Closing will be subject to vesting, (ii) in the case of redemptions of public shares of between 80% and 90%, 10% of the Founders Shares that are owned immediately after the Closing will be subject to vesting, (iii) in the case of redemptions of public shares of between 70% and 80%, 5% of the Founders Shares that are owned immediately after the Closing will be subject to vesting and (iv) in the case of redemptions of public shares of less than 70%, none of the Founders Shares will be subject to vesting. Notwithstanding the above, any Founders Shares subject to vesting will vest if, during the period from and after the Closing until the fifth anniversary of the Closing, the VWAP of New Presto common stock is greater than or equal to $12.50 for any 40 trading days within a period of 60 consecutive trading days;

•        the fact that Sponsors paid an aggregate of $25,000 for their Founders Shares and such securities will have a significantly higher value at the time of the Business Combination; and

•        the fact that Sponsors and VTAQ’s current officers and directors have agreed not to redeem any of the Founders Shares in connection with a stockholder vote to approve a proposed initial business combination.

A market for VTAQ’s securities may not continue, which would adversely affect the liquidity and price of its securities.

Following the Business Combination, the price of VTAQ’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for VTAQ’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of VTAQ’s securities after the Business Combination can vary due to general economic conditions and forecasts, VTAQ’s general business condition and the release of VTAQ’s financial reports. Additionally, if VTAQ’s securities are not listed on, or become delisted from Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of VTAQ’s securities may be more limited than if VTAQ were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

There can be no assurance that VTAQ will be able to comply with the continued listing standards of Nasdaq.

VTAQ’s continued eligibility for listing may depend on the number of its shares that are redeemed. If, after the Business Combination, Nasdaq delists VTAQ’s securities from trading on its exchange for failure to meet the listing standards, VTAQ and its stockholders could face significant material adverse consequences including:

•        a limited availability of market quotations for VTAQ’s securities;

•        a determination that VTAQ Common Stock is a “penny stock” which will require brokers trading in its Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for VTAQ Common Stock;

•        a limited amount of analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of VTAQ’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of VTAQ’s securities may decline. The market values of VTAQ’s securities at the time of the consummation of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which VTAQ’s stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of VTAQ’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Presto’s stock and trading in the shares of VTAQ Common Stock has not been active. Accordingly, the valuation ascribed to Presto and VTAQ Common Stock in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for VTAQ’s securities develops and continues, the trading price of VTAQ’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond VTAQ’s control. Any of the factors listed below could have a material adverse effect on your investment in VTAQ’s securities and VTAQ’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of VTAQ’s securities may not recover and may experience a further decline.

Factors affecting the trading price of New Presto’s securities following the Business Combination may include:

•        actual or anticipated fluctuations in New Presto’s quarterly financial results or the quarterly financial results of companies perceived to be similar to New Presto’s;

•        changes in the market’s expectations about New Presto’s operating results;

•        success of competitors;

•        New Presto’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning New Presto or the market in general;

•        operating and stock price performance of other companies that investors deem comparable to New Presto;

•        New Presto’s ability to develop product candidates;

•        changes in laws and regulations affecting New Presto’s business;

•        commencement of, or involvement in, litigation involving New Presto;

•        changes in New Presto’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of shares of New Presto’s securities available for public sale;

•        any major change in the board or management;

•        sales of substantial amounts of Common Stock by VTAQ’s directors, executive officers or significant stockholders or the perception that such sales could occur; and

•        general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of New Presto’s securities irrespective of its operating performance. The stock market in general and Nasdaq in particular have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of New Presto’s securities, may not be predictable. A loss of investor confidence in the market for technology company stocks or the stocks of other companies which investors perceive to be similar to New Presto could depress New Presto’s stock price regardless of New Presto’s business, prospects, financial conditions or results of operations. A decline in the market price of New Presto’s securities also could adversely affect New Presto’s ability to issue additional securities and New Presto’s ability to obtain additional financing in the future.

Volatility in VTAQ’s share price could subject VTAQ to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If VTAQ faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm its business.

Following the Business Combination, if securities or industry analysts do not publish or cease publishing research or reports about New Presto, its business, or its market, or if they change their recommendations regarding New Presto’s securities adversely, the price and trading volume of New Presto’s securities could decline.

The trading market for New Presto’s securities will be influenced by the research and reports that industry or securities analysts may publish about VTAQ, its business, its market, or its competitors. Securities and industry analysts do not currently, and may never, publish research on VTAQ or New Presto. If no securities or industry analysts commence coverage of New Presto, VTAQ’s stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover New Presto change their recommendation regarding VTAQ’s stock adversely, or provide more favorable relative recommendations about VTAQ’s competitors, the price of New Presto’s securities would likely decline. If any analyst who may cover New Presto were to cease coverage of New Presto or fail to regularly publish reports on it, VTAQ could lose visibility in the financial markets, which could cause its stock price or trading volume to decline.

The future sales of shares by existing stockholders and future exercise of registration rights may adversely affect the market price of New Presto Common Stock.

Sales of a substantial number of shares of New Presto’s Common Stock in the public market could occur at any time. If New Presto’s stockholders sell, or the market perceives that New Presto’s stockholders intend to sell, substantial amounts of New Presto Common Stock in the public market, the market price of New Presto Common Stock could decline.

The holders of the Founders Shares are entitled to registration rights pursuant to a registration rights agreement entered into in connection with the VTAQ IPO. The holders of the majority of these securities are entitled to make up to three demands that VTAQ register such securities. The holders of the majority of the Founders Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of Common Stock are to be released from escrow. In addition, these holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to VTAQ’s consummation of the Business Combination. The presence of these additional shares of Common Stock trading in the public market may have an adverse effect on the market price of New Presto’s securities.

There are risks to our public stockholders who are not affiliates of the Sponsor of becoming stockholders of New Presto through the Business Combination rather than through an underwritten public offering, including no independent due diligence review by an underwriter.

Our stockholders should be aware that there are risks associated with Presto becoming publicly traded through a business combination with VTAQ (a special purpose acquisition company) instead of through an underwritten offering, including that investors will not receive the benefit of any independent review of Presto’s finances and operations, including its projections.

Underwritten public offerings of securities are subject to a due diligence review of the issuer by the underwriters to satisfy duties under the Securities Act, the rules of the Financial Industry Regulatory Authority, Inc. (FINRA) and the rules of the national securities exchange on which such securities will be listed. Additionally, underwriters conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering and undertake a due diligence review process in order to establish a due diligence defense against liability for claims under the federal securities laws. Our stockholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type typically performed by underwriters in a public securities offering. While sponsors, private investors and management in a business combination undertake financial, legal and other due diligence, it is not necessarily the same review or analysis that would be undertaken by underwriters in an underwritten public offering and, therefore, there could be a heightened risk of an incorrect valuation of the business or material misstatements or omissions in this proxy statement/prospectus.

There could also be more volatility in the near-term trading of New Presto’s common stock following the consummation of the Business Combination as compared to an underwritten public offering of its common stock, including as a result of the lack of a lock-up agreement between any underwriter and certain investors. For example, the PIPE Investors have not entered and will not enter into lock-up agreements restricting the sale of shares of New Presto common stock acquired by the PIPE Investors in connection with the consummation of the Business Combination following the consummation of the Business Combination, which restriction on resales might typically be in effect following an initial underwritten public offering of common stock. Our PIPE Investors will instead have the benefit of a resale registration statement that we are required to file with the SEC within 30 days after the consummation of the business combination and to use reasonable best efforts to have such registration statement declared effective as soon as possible after the filing thereof, but no later than the earlier of (i) 60 days following the Closing and (ii) the 3rd business day after the date we are notified by the SEC that the registration statement will not be reviewed or will not be subject to further review. The sale or possibility of sale of these shares could have the effect of increasing the volatility in the market price of New Presto’s common stock and/or lead to declines in the market price of New Presto’s common stock, as compared to an underwritten public offering.

In addition, the Sponsor, certain members of the VTAQ board of directors and its officers, as well as their respective affiliates and permitted transferees, have interests in the proposed transactions that are different from or are in addition to those of holders of New Presto’s securities following completion of the proposed transactions, and that would not be present in an underwritten public offering of New Presto’s securities. Such interests may have influenced the board of directors of VTAQ in making their recommendation that VTAQ’s shareholders vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus.

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if New Presto became a publicly listed company through an underwritten initial public offering instead of upon completion of the Mergers.

VTAQ’s public stockholders may experience dilution as a consequence of, among other transactions, the issuance of Common Stock as consideration in the Business Combination and the issuance of Common Stock as consideration in the PIPE Investment. Having a minority share position may reduce the influence that VTAQ’s current stockholders have on the management of New Presto.

It is anticipated that, upon the Closing of the Business Combination, VTAQ’s public stockholders (other than the PIPE Investment investors) will retain an ownership interest of approximately 18.7% in New Presto, the PIPE Investment investors will own approximately 1.9% of New Presto, excluding shares of Common Stock issuable upon exercise of outstanding warrants and options and the conversion of the Notes and other convertible notes of Presto, (such that public stockholders, including PIPE Investment investors, will own approximately 20.6% of New Presto), VTAQ’s officers, directors, the Sponsors and other holders of Founders Shares will retain an ownership interest of approximately 4.3% in New Presto and the Presto Equityholders will own approximately 74.1% of the outstanding common stock of New Presto.

The ownership percentage with respect to New Presto following the Business Combination does not take into account the redemption of any shares by VTAQ’s public stockholders, but does take into account the automatic conversion of outstanding Rights into 862,500 shares of New Presto Common Stock. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by the Company’s existing stockholders in New Presto will be different.

Anti-takeover provisions contained in the Proposed Certificate of Incorporation and proposed amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

The Proposed Charter will contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. VTAQ is also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for VTAQ’s securities. These provisions are described in the Section entitled “Charter Amendment Proposal.”

Activities taken by VTAQ’s affiliates to purchase, directly or indirectly, Public Shares will increase the likelihood of approval of the Business Combination Proposal and the other Proposals and may affect the market price of the VTAQ’s securities.

VTAQ’s Sponsors, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions either prior to or following the consummation of the Business Combination. None of VTAQ’s Sponsors, directors, officers, advisors or their affiliates will make any such purchases when such parties are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Although none of VTAQ’s Sponsors, directors, officers, advisors or their affiliates currently anticipate paying any premium purchase price for such Public Shares, in the event such parties do, the payment of a premium may not be in the best interest of those stockholders not receiving any such additional consideration. There is no limit on the number of shares that could be acquired by VTAQ’s Sponsors, directors, officers, advisors or their affiliates, or the price such parties may pay.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other proposals and would likely increase the chances that such Proposals would be approved. If the market does not view the Business Combination positively, purchases of Public Shares may have the effect of counteracting the market’s view, which would otherwise be reflected in a decline in the market price of VTAQ’s securities. In addition, the termination of the support provided by these purchases may materially adversely affect the market price of VTAQ’s securities.

As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of Public Shares by VTAQ or the persons described above have been entered into with any such investor or holder. VTAQ will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or other proposals.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect VTAQ’s business, investments and results of operations.

VTAQ is subject to laws, regulations and rules enacted by national, regional and local governments. In particular, VTAQ is required to comply with certain SEC, Nasdaq and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations and rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on VTAQ’s business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations and rules, as interpreted and applied, could have a material adverse effect on VTAQ’s business and results of operations.

Because New Presto does not anticipate paying any cash dividends in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

New Presto currently anticipates that it will retain future earnings for the development, operation and expansion of its business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of New Presto’s shares of Common Stock would be your sole source of gain on an investment in such shares for the foreseeable future.

Future sales of shares of New Presto Common Stock may depress its stock price.

Sales of a substantial number of New Presto Common Stock in the public market after the Closing of the Business Combination, or the perception that these sales might occur, could depress the market price of New Presto Common Stock and could impair its ability to raise capital through the sale of additional equity securities.

New Presto’s amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between New Presto and its stockholders, which could limit New Presto’s stockholders’ ability to obtain a favorable judicial forum for disputes with New Presto or its directors, officers, or employees.

New Presto’s amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for:

•        any derivative action or proceeding brought on its behalf;

•        any action asserting a breach of fiduciary duty;

•        any action asserting a claim against New Presto arising under the DGCL, New Presto’s amended and restated certificate of incorporation, or New Presto’s amended and restated bylaws; and

•        any action asserting a claim against New Presto that is governed by the internal-affairs doctrine.

This exclusive-forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Charter provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We note that there is uncertainty as to whether a court would enforce these provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Alternatively, if a court were to find these provisions of New Presto’s amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, New Presto may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect New Presto’s business, financial condition and results of operations and result in a diversion of the time and resources of New Presto’s management and Board.

Provisions in New Presto’s amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the consummation of the Business Combination could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of New Presto’s common stock.

Provisions in New Presto’s amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the consummation of the Business Combination may discourage, delay or prevent a merger, acquisition or other change in control of New Presto that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of New Presto’s common stock, thereby depressing the market price of New Presto’s common stock. Such provisions including the following:

•        a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of New Presto’s board of directors;

•        the ability of New Presto’s board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•        the requirement for the affirmative vote of holders of at least two-thirds of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation or New Presto’s amended and restated bylaws, which may inhibit the ability of an acquiror to effect such amendments to facilitate an unsolicited takeover attempt;

•        the exclusive right of New Presto’s board of directors to elect a director to fill a vacancy occurring in the Board for any cause, which prevents stockholders from being able to fill vacancies on New Presto’s board of directors; and

•        the requirement that a special meeting of stockholders may be called only by the Chairperson of the Board, the Chief Executive Officer, the Lead Independent Director or a majority of the Board then in office, which could delay the ability of New Presto’s stockholders to force consideration of a proposal or to take action, including the removal of directors.

These and other provisions in New Presto’s amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon consummation of the Business Combination could make it more difficult for stockholders or potential acquirors to obtain control of New Presto’s board of directors or initiate actions that are opposed by New Presto’s then-current board of directors, including delay or impede a merger, tender offer or proxy contest involving New Presto. The existence of these provisions could negatively affect the price of New Presto’s common stock and limit opportunities for you to realize value in a corporate transaction.

Risks Related to the Notes

The Notes to be issued and outstanding after consummation of the Business Combination may impact our financial results, result in dilution to our stockholders, create downward pressure on the price of New Presto common stock, and restrict our ability to raise additional capital or take advantage of future opportunities.

In connection with the Business Combination, VTAQ entered into the Convertible Note Subscription Agreement, dated as of November 10, 2021 with the Note Investor, pursuant to which, among other things, the Note Investor agreed to purchase an aggregate of up to $55.0 million of Notes in connection with the Business Combination. Following the closing of the Business Combination, the holders of the Notes will have the right, at such holder’s option, to convert all or any portion of its Notes into shares of New Presto Common Stock at an initial conversion price equal to the lesser of (i) $13.00 and (ii) a 30% premium to the lowest per share price at which any equity of the Company is issued within 15 days prior to the Closing Date (the “Conversion Rate”). Upon conversion, New Presto will pay or deliver, at its election, cash or a combination of cash and shares of New Presto common stock. The interest on the Notes will accrue at a rate of 9.0% per annum and be payable in cash. If VTAQ elects to pay PIK Interest, the interest on the Notes will be increased to a rate of 11.0% per annum.

The sale of the Notes may affect New Presto’s earnings per share figures, as U.S. GAAP may require that New Presto include in its calculation of earnings per share the number of shares of New Presto Common Stock into which the Notes are convertible. If shares of New Presto Common Stock are issued to the holders of the Notes upon conversion, there will be dilution to New Presto stockholders’ equity and the market price of New Presto Common Stock may decrease due to the additional selling pressure in the market. Any downward pressure on the price of New Presto Common Stock caused by the sale, or potential sale, of shares issuable upon conversion of the Notes could also encourage short sales by third parties, creating additional selling pressure on our share price.

New Presto may not have the ability to raise the funds necessary to repurchase the Notes upon a fundamental change or repay the Notes in cash at their maturity, and its future debt may contain limitations on its ability to pay cash upon conversion, redemption or repurchase of the Notes.

Holders of the Notes will have the right under the Indenture to require New Presto to repurchase all or a portion of the Notes upon the occurrence of a fundamental change before the applicable maturity date at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest. Moreover, New Presto will be required to repay the Notes in cash at their respective maturities, unless earlier converted, redeemed or repurchased. New Presto may not have enough available cash or be able to obtain financing at the time New Presto is required to make repurchases of such Notes surrendered.

In addition, New Presto’s ability to repurchase, redeem or to pay cash upon conversion of the Notes may be limited by law, regulatory authority, or agreements governing our future indebtedness. New Presto’s failure to repurchase the Notes at a time when the repurchase is required by the Indenture or to pay cash upon conversion of the Notes as required by the Indenture would constitute a default under the Indenture. A default under the Indenture or the fundamental change itself could also lead to a default under agreements governing its future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, New Presto may not have sufficient funds to repay the indebtedness and repurchase the Notes or to pay cash upon conversion of the Notes.

New Presto may still incur substantially more debt or take other actions that would diminish its ability to make payments on the Notes when due.

New Presto may be able to incur substantial additional debt in the future, subject to the restrictions contained in its debt instruments. The Indenture contains certain restrictions regarding incurring future indebtedness, creating liens on its properties, paying dividends, or making certain investments, among other restrictions, subject to specific allowances in the Indenture. However, New Presto will not be restricted from taking a number of other actions that are not limited by the terms of the Indenture that could have the effect of diminishing our ability to make payments on the Notes when due.

The Indenture will contain restrictions and limitations that could significantly impact New Presto’s ability to operate our business.

The Indenture will contain covenants that, among other things, limit our ability or the ability of New Presto’s subsidiaries to:

•        Incur or guarantee additional debt;

•        Pay dividends, redeem stock or make other distributions;

•        Make restricted payments or certain investments;

•        Create liens;

•        Issue certain equity interests;

•        Merge or consolidate with other companies; and

•        Enter into certain transactions with its affiliates.

New Presto’s ability to comply with the covenants and restrictions contained in the Indenture may be affected by economic, financial and industry conditions beyond its control. New Presto’s failure to comply with obligations under the Indenture may result in an event of default under the Indenture. New Presto cannot be certain that we will have funds available to remedy these defaults. A default, if not cured or waived, may permit acceleration of its indebtedness. If its indebtedness is accelerated, New Presto cannot be certain that it will have sufficient funds available to pay the accelerated indebtedness or have the ability to refinance the accelerated indebtedness on terms favorable to it or at all, which may force New Presto into bankruptcy or liquidation. All of these covenants and restrictions could affect its ability to operate its business, may limit our ability in the future to satisfy currently outstanding obligations and may limit its ability to take advantage of potential business opportunities as they arise.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION

Parties to the Business Combination

Ventoux CCM Acquisition Corp.

Ventoux CCM Acquisition Corp. is a blank check company incorporated in Delaware and formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

1 East Putnam Avenue, Floor 4
Greenwich, CT
(646) 465-9000

Ventoux Merger Sub I Inc.

VTAQ Merger Sub I Inc. is a Delaware corporation and a direct wholly owned subsidiary of Ventoux CCM Acquisition Corp. and was formed on November 3, 2021 for the purpose of effecting a merger with Presto.

1 East Putnam Avenue, Floor 4
Greenwich, CT
(646) 465-9000

Ventoux Merger Sub II, LLC

Ventoux Merger Sub II, LLC is a Delaware limited liability company and a direct wholly owned subsidiary of Ventoux CCM Acquisition Corp. and was formed on November 3, 2021 for the purpose of effecting a merger with Presto.

1 East Putnam Avenue, Floor 4
Greenwich, CT
(646) 465-9000

E La Carte, Inc. (d/b/a Presto)

E La Carte, Inc.
816 Hamilton St.
Redwood City, CA 94063
(650) 817-9012

Presto seeks to overlay next-generation digital solutions onto the approximately three trillion dollar hospitality industry given its current primarily analog nature and substantial reliance on labor. At present, Presto is focused on the restaurant industry in particular. Since its founding in 2008, Presto has shipped over 250,000 systems of Presto enterprise-grade digital solutions to the restaurant hospitality industry. Presto leverages decades of deep domain experience to build a technology platform that digitizes on-premise restaurant dining rooms and drive-throughs to maximize restaurant profitability and enhance the guest dining experience. Presto offers a range of Touch, Vision and Voice products to restaurants.

SPECIAL MEETING OF VTAQ STOCKHOLDERS

General

VTAQ is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by the board of directors for use at the Special Meeting to be held on [            ], 2022 and at any adjournment or postponement thereof. This proxy statement/prospectus provides VTAQ’s stockholders with information they need to know to be able to vote or direct their vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on [            ], 2022, at [            ] a.m. Eastern Time, via live webcast at the following address:

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of VTAQ Common Stock at the close of business on [            ], 2022 which is the Record Date. You are entitled to one vote for each share of Common Stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were [            ] shares of Common Stock outstanding, of which [            ] are Public Shares and [            ] are Founders Shares held by the Sponsors.

Vote of the Sponsor, Directors and Officers

In connection with the VTAQ IPO, VTAQ entered into agreements with each of its Sponsors, directors and officers pursuant to which each agreed to vote any shares of Common Stock owned by it in favor of the Business Combination Proposal and for all other proposals presented at the Special Meeting. These agreements apply to the Sponsor as it relates to the Founders Shares and the requirement to vote such shares in favor of the Business Combination Proposal and for all other proposals presented to VTAQ stockholders in this proxy statement/prospectus.

VTAQ’s Sponsors, directors and officers have waived any redemption rights, including with respect to shares of Common Stock issued or purchased in the VTAQ IPO or in the aftermarket, in connection with Business Combination. The Founders Shares and the private units held by the Sponsors have no redemption rights upon VTAQ’s liquidation and will be worthless if no business combination is effected by VTAQ by June 30, 2022.

Quorum and Required Vote for Proposals

A quorum of VTAQ stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the Common Stock outstanding and entitled to vote at the Special Meeting is represented in person or by proxy at the Special Meeting.

The approval of the Charter Amendment Proposal requires the affirmative vote of a majority of the issued and outstanding VTAQ Common Stock as of the Record Date for the Special Meeting. The approval of the Business Combination Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of VTAQ Common Stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting. Approval of the Directors Proposal will require the vote by a plurality of the shares of the Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting.

If the Business Combination Proposal is not approved, the Charter Amendment Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal and the ESPP Proposal will not be presented to the VTAQ stockholders for a vote. The approval of the Business Combination Proposal, the Charter Amendment Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal, and the ESPP Proposal are preconditions to the consummation of the Business Combination. The Charter Amendment Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal, and the ESPP Proposal are conditioned on the approval of the Business Combination Proposal (and the Business Combination Proposal is

conditioned on the approval of the Charter Amendment Proposal, Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal, and the ESPP Proposal). The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

It is important for you to note that in the event the Business Combination Proposal does not receive the requisite vote for approval, then VTAQ will not consummate the Business Combination. If VTAQ does not consummate the Business Combination and fails to complete an initial business combination by June 30, 2022, VTAQ will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders.

Abstentions and Broker Non-Votes

A properly executed proxy marked “ABSTAIN” will count for purposes of determining whether a quorum is present. However, the failure to vote and abstentions will have no effect on the outcome of the Business Combination Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. With respect to the Charter Amendment Proposal, the failure to vote and abstentions will have the same effect as an “AGAINST” vote. Broker non-votes will not be counted as present for the purposes of establishing a quorum and will have no effect on any of the Proposals.

Recommendation of the Board

The Board has unanimously determined that each of the proposals is fair to and in the best interests of VTAQ and its stockholders, and has unanimously approved such proposals. The Board unanimously recommends that stockholders:

•        vote “FOR” the Business Combination Proposal;

•        vote “FOR” the Charter Amendment Proposal;

•        vote “FOR” each of the Governance Proposals;

•        vote “FOR” the Stock Issuance Proposal;

•        vote “FOR” the PIPE Proposal;

•        vote “FOR” the Directors Proposal;

•        vote “FOR” the Incentive Plan Proposal;

•        vote “FOR” the ESPP Proposal; and

•        vote “FOR” the Adjournment Proposal, if it is presented to the meeting.

When you consider the recommendation of the Board in favor of approval of the Proposals, you should keep in mind that the Sponsors, members of the Board and officers have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. These interests include, among other things:

•        unless VTAQ consummates an initial business combination, VTAQ’s officers, directors and Sponsors will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

•        upon the completion of the Business Combination, Chardan, who acted as VTAQ’s underwriters in the IPO and is an affiliate of one of our Sponsors, will be entitled to a marketing fee of $6,037,500. Additionally, Jefferies LLC will receive $4,000,000 in fees in connection with certain financial advisory services provided to Presto and VTAQ. William Blair, Truist Securities and Chardan will also be entitled to receive approximately $[•], $[•] and $[•], respectively, in placement agent fees, which amounts are calculated based on the amounts raised in the PIPE Investment and the amount remaining in the Trust Account after redemptions. The placement agent fees disclosed herein to William Blair, Truist Securities and Chardan assume no redemptions. If we were to fail to complete a business combination by

June 30, 2022, none of the above banks would receive their expected compensation for their respective roles as underwriters, financial advisors and placement agents, as applicable. Mr. Grossman is the President of Chardan and Mr. Weil is Managing Director and Co-Head of Fintech Investment Banking at Chardan.

•        our Sponsors, Ventoux Acquisition Holdings LLC and Chardan International Investments, LLC own 2,728,875 Founders Shares and 1,493,625 Founders Shares, respectively. Mr. Grossman is the managing member of Chardan International Investments, LLC and Chardan International Investments, LLC is an affiliate of Chardan Capital Markets, LLC. Darla Anders Cindat USA LLC, an entity affiliated with one of our directors, and three of our other directors each own 22,500 Founder Shares. All of the Founders Shares will become worthless if an initial business combination is not completed by June 30, 2022.

•        with certain limited exceptions, 50% of the Founders Shares will not be transferred, assigned, sold or released from escrow until the earlier of six months after the date of the consummation of our initial business combination and the date the closing price of our common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination and the remaining 50% of the insider shares will not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of our initial business combination or earlier in either case if, subsequent to our initial business combination, we complete a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property;

•        the fact that Sponsors paid an aggregate of $25,000 for its Founders Shares and such securities will have a significantly higher value at the time of the Business Combination; and

•        the fact that Sponsor has agreed not to redeem any of the Founders Shares in connection with a stockholder vote to approve a proposed initial business combination.

Voting Your Shares

Each VTAQ Common Stock that you own in your name entitles you to one vote. If you are a record owner of your shares, there are two ways to vote your shares of VTAQ Common Stock at the Special Meeting:

•        You Can Vote By Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Board “FOR” the Business Combination Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the ESPP Proposal, and the Adjournment Proposal (if presented). Votes received after a matter has been voted upon at the Special Meeting will not be counted.

•        You Can Attend the Special Meeting and Vote Through the Internet.    You will be able to attend the Special Meeting online and vote during the meeting by visiting [       ] and entering the control number included on your proxy card or on the instructions that accompanied your proxy materials, as applicable.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the meeting and vote in person and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way VTAQ can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify VTAQ’s secretary in writing before the Special Meeting that you have revoked your proxy; or

•        you may attend the Special Meeting, revoke your proxy, and vote through the internet as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions about Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your VTAQ Common Stock, you may call Morrow Sodali, VTAQ’s proxy solicitor (800) 662-5200 at VTAQ.info@investor.morrowsodali.com.

No Additional Matters May Be Presented at the Special Meeting

The Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. Under VTAQ’s bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.

Redemption Rights

Pursuant to the Current Charter, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less franchise and income taxes payable. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the VTAQ IPO (including interest earned on the funds held in the Trust Account and not previously released to it to pay the Company’s franchise and income taxes). For illustrative purposes, based on funds in the Trust Account of approximately $174.3 million on December 31, 2021, the estimated per share redemption price would have been approximately $10.10.

In order to exercise your redemption rights, you must:

•        affirmatively vote either for or against the Business Combination Proposal;

•        check the box on the enclosed proxy card to elect redemption;

•        check the box on the enclosed proxy card marked “Stockholder Certification” if you are not acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of Common Stock;

•        prior to 5:00 PM Eastern time on [            ], 2022 (two (2) business days before the initially scheduled date of the Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your public shares for cash to Continental, VTAQ’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

and

•        deliver your Public Shares either physically or electronically through DTC to VTAQ’s transfer agent at least two (2) business days before the initially scheduled date of the Special Meeting. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is VTAQ’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, VTAQ does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with VTAQ’s consent, until the Closing. If you delivered your shares for redemption to VTAQ’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that VTAQ’s transfer agent return the shares (physically or electronically). You may make such request by contacting VTAQ’s transfer agent at the phone number or address listed above.

Prior to exercising redemption rights, stockholders should verify the market price of VTAQ Common Stock as they may receive higher proceeds from the sale of their Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of VTAQ Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in VTAQ Common Stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of VTAQ Common Stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of New Presto, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not approved and VTAQ does not consummate an initial business combination by June 30, 2022, VTAQ will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders and the Rights will expire worthless.

Dissenter Rights

VTAQ stockholders do not have dissenter rights in connection with the Business Combination or the other proposals.

Proxy Solicitation

VTAQ is soliciting proxies on behalf of its Board. This solicitation is being made by mail but also may be made by telephone, by facsimile, on the Internet or in person. VTAQ and its directors, officers and employees may also solicit proxies in person. VTAQ will file with the SEC all scripts and other electronic communications as proxy soliciting materials. VTAQ will bear the cost of the solicitation.

VTAQ has hired Morrow Sodali to assist in the proxy solicitation process. VTAQ will pay that firm a fee of $27,500, plus disbursements.

VTAQ will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. VTAQ will reimburse them for their reasonable expenses.

PROPOSAL NO. 1
THE BUSINESS COMBINATION PROPOSAL

General

Holders of VTAQ Common Stock are being asked to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Business Combination. VTAQ stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section entitled “— The Merger Agreement” below, for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Because VTAQ is holding a stockholder vote on the Business Combination, VTAQ may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the issued and outstanding shares of VTAQ Common Stock as of the Record Date for the Special Meeting.

Structure of the Business Combination

Pursuant to the Merger Agreement, Ventoux Merger Sub will merge with and into Presto (the “First Merger”), with Presto being the surviving entity in the First Merger and continuing (immediately following the First Merger) as a wholly-owned subsidiary of VTAQ (the “Surviving Corporation”), and following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Ventoux Merger Sub II (the “Second Merger”), with Ventoux Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a wholly-owned subsidiary of VTAQ. In addition, in connection with the consummation of the Business Combination, New Presto will amend and restate its charter to be the Proposed Charter and have authorized preferred stock and one class of common stock, each as described in the section of this proxy statement/prospectus entitled “Description of New Presto Securities.”

The following diagrams illustrate in simplified terms the current structure of VTAQ and Presto and the expected structure of New Presto upon the Closing and the ownership percentages of various groups of New Presto stockholders upon assuming minimum and maximum redemption scenarios.

Simplified Pre-Combination Structure

Simplified Post-Combination Structure

Merger Consideration

VTAQ has agreed to issue approximately $800,000,000 in aggregate consideration in the form of New Presto common stock, at a per share price of $10.00, plus up to an additional 15,000,000 shares of New Presto common stock to the Presto Stockholders if certain conditions are met, as set forth below. Subject to the terms and conditions of the Merger Agreement, at the Effective Time each holder of shares of Presto capital stock as of immediately prior to the Effective Time will be entitled to receive, (A) in the form of a number of shares of New Presto capital stock, a portion of the Merger Consideration equal to (i) the Exchange Ratio, multiplied by (ii) the number of shares of Presto capital stock held by such holder as of immediately prior to the Effective Time, with fractional shares rounded down to the nearest whole share; and (B) the right to receive a number of shares of New Presto common stock equal to (i) the Contingent Consideration (if any) multiplied by (ii) such holder’s Pro Rata Contingent Consideration Portion, with fractional shares rounded down to the nearest whole share.

Following the Closing, the Contingent Consideration (as defined below) to be received by the holders of Presto capital stock shall be calculated as follows:

(i)     7,500,000 shares of New Presto Common Stock, in the aggregate, if at any time prior to or as of the third anniversary of the Closing, (x) the VWAP of VTAQ Common Stock equals or exceeds $12.50 for any 20 Trading Days within any 30 Trading Day period (such 7,500,000 shares of New Presto Common Stock, the “First Milestone Contingent Consideration”); and

(ii)    7,500,000 shares of New Presto Common Stock, in the aggregate, if at any time prior to or as of the fifth anniversary of the Closing, (x) the VWAP of VTAQ Common Stock equals or exceeds $15.00 over any 20 Trading Days (such 7,500,000 shares of New Presto Common Stock, the “Second Milestone Contingent Consideration” and together with the First Milestone Contingent Consideration, the “Contingent Consideration”).

Treatment of Presto Options

At the Effective Time, each outstanding Presto Option will be assumed by New Presto and will be converted into (i) an option to acquire New Presto common stock with the same terms and conditions as applied to the Presto Option immediately prior to the Effective Time; and (ii) the right to receive, with respect to each share of Presto common stock subject to such Presto Option immediately prior to the Effective Time, the certain Contingent Consideration (if any). The number of shares underlying such New Presto Option will be determined by multiplying the number of shares of Presto common stock subject to such Presto option immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Presto Option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest full cent.

The PIPE Investments

VTAQ entered into the Equity Subscription Agreements each dated as of November 10, 2021, with certain accredited investors, pursuant to which, among other things, VTAQ agreed to issue and sell, in private placements to close immediately prior to or substantially concurrently with the Closing, an aggregate of 1,500,000 shares of common stock for $10.00 per share. Of 18 Equity Subscription Agreements, 16, representing a total investment of $8 million, were entered into by current Presto investors and directors and officers, such as Rajat Suri, the Chief Executive of Officer of Presto, and entities affiliated with Krishna K. Gupta and Ilya Golubovich, each of whom is expected to serve as a director of New Presto. The remaining Equity Subscription Agreements representing a total investment of $7 million were entered into with investors that are unaffiliated with VTAQ, the Sponsors, Presto or any of their affiliates. The Equity Subscription Agreements provide that VTAQ must file a registration statement to register the resale of the subscribed common stock no later than 30 days after the Closing.

VTAQ also entered into the Convertible Note Subscription Agreement, dated as of November 10, 2021, with the Note Investor, pursuant to which, among other things, VTAQ agreed to issue and sell, in a private placement to close immediately prior to the Closing, an aggregate of $55,000,000 in aggregate principal amount of Notes and an aggregate of 1,000,000 Note Financing Warrants. There are no pre-existing relationships between the Note Investor on one hand, and any of VTAQ, the sponsors, Presto, or any their affiliates on the other hand.

At any time prior to the close of business on the second trading day immediately preceding the maturity date of the Notes, the Notes will be convertible, at each holder’s option, into shares of common stock of New Presto at an initial conversion price equal to the lesser of (i) $13.00 and (ii) the Conversion Rate. In the event of a conversion in connection with a Fundamental Change, the Conversion Rate will be increased by a number of additional shares set forth in a usual and customary “make-whole table” to be included in the Indenture, a copy of which is which is attached to this proxy statement/prospectus as Annex J.

At any time on or after the first anniversary of the issuance of the Notes until the second business day prior to maturity, VTAQ’s Mandatory Conversion will occur if the closing price of common stock is greater than or equal to 130% of the conversion price of the Notes for 20 trading days during any 30 consecutive trading day period ending on the day before the notice of the Mandatory Conversion is given. The Conversion Rate in connection with a Mandatory Conversion will be increased by a number of additional shares pursuant to the make-whole table described above.

In addition, VTAQ may redeem the Notes at any time prior to the 21st trading day before maturity by paying, in cash, the principal, accrued interest, and a premium equal to, (1) through third anniversary, the present value of all remaining scheduled interest payments, computed using a discount rate equal to the Treasury Rate (to be defined in the Indenture) plus 0.50%, and warrants to purchase a number of shares equal to 50% of the number of shares into which the Notes redeemed were convertible, or (2) between third anniversary and maturity, of all remaining scheduled interest payments, computed using a discount rate equal to the Treasury Rate.

Each holder of a Note will have the right to cause VTAQ to repurchase for cash all or a portion of the Notes held by such holder at any time upon the occurrence of a Fundamental Change, at a repurchase price equal to 100% of the principal amount of such Notes plus accrued and unpaid interest thereon to, but excluding, the repurchase date.

VTAQ will pay interest on the principal amount of the Notes in cash or in kind, at VTAQ’s election. If VTAQ elects to pay Cash Interest, the interest on the Notes will accrue at a rate of 9.0% per annum and be payable in cash. If VTAQ elects to pay PIK Interest, the interest on the Notes will be increased to a rate of 11.0% per annum. PIK Interest will be payable either (x) by increasing the principal amount of the outstanding Notes by an amount equal to the amount of PIK Interest for the applicable interest period (rounded up to the nearest $1.00) or (y) if the Notes are no longer held as global notes, by issuing additional Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest for the period (rounded up to the nearest $1.00). Following an increase in the principal amount of the outstanding Notes as a result of a PIK Interest payment, the Notes will bear interest on such increased principal amount.

Indenture will contain certain negative covenants, including limitations on indebtedness, restricted payments, liens, asset sales and transactions with affiliates.

VTAQ is obligated to register the shares issuable upon conversion of the Notes. VTAQ agreed that, after the consummation of the Business Combination, Presto will file with the SEC a registration statement registering the resale of the shares of VTAQ common stock issuable upon conversion of the Notes.

The Note Financing Warrants have the same terms and conditions as VTAQ’s outstanding publicly held warrants, except that each Note Financing Warrant is exercisable into one whole share of common stock at an exercise price of $11.50 per share. The Note Financing Warrants, like the publicly held warrants, may be redeemed if, among other conditions, the reported last sale price of VTAQ common stock equals or exceeds $16.50 per share, for any 20 trading days within a 30-day trading period ending on the third business day prior to the date of the notice of redemption to warrantholders. The obligations of each party to consummate the transactions contemplated by the Convertible Note Subscription Agreement is conditioned upon, among other things, the entry into an indenture consistent with the terms set forth in the Convertible Note Subscription Agreement and the satisfaction or waiver of the conditions to the Closing. In connection with the execution and delivery of a Convertible Note Subscription Agreement with the lead investor of Notes subscription, the Sponsors agreed to transfer, or cause to be transferred, 300,000 shares of Company common stock to a fund managed by such investor at the Closing. VTAQ has granted registration rights to the investors with respect to the Notes, the Note Financing Warrants and the common stock underlying the Notes and the Note Financing Warrants pursuant to the terms of the Amended and Restated Registration Rights Agreement as discussed above under the subheading “Amended and Restated Registration Rights Agreement.”

The PIPE Investments are expected to close immediately prior to or concurrently with the consummation of the Business Combination. The VTAQ Sponsors, its directors, officers and affiliates will not invest in the PIPE Financing.

Protections and Benefits of the Notes

Under the Convertible Note Subscription Agreement and the Indenture, the Note Investor is entitled to certain protections and benefits that are not available to VTAQ common stockholders. In particular, the following terms of the Notes may be viewed to be favorable to the Note Investor:

•        During the period in which the Notes are outstanding and unconverted, the Note Investor is protected from volatility in the price of New Presto Common Stock;

•        At closing, the Note Investor will receive a one-time fee in the amount of $1,100,000, which is equal to 2% of the aggregate principal amount of the Notes, a transfer of 300,000 shares of Common Stock from the Sponsors, and Warrants to purchase 1,000,000 shares of Common Stock exercisable at a price of $11.50 per share;

•        The Note Investor will receive interest on the principal amount of the Notes in cash at a rate of 9.0% per annum or in kind at a rate of 11.0% per annum;

•        The Note Investor is protected by certain negative covenants, including limitations on indebtedness, restricted payments, liens, asset sales and transactions with affiliates; and

•        If a Fundamental Change occurs, the Note Investor has the right to require the Company to repurchase for cash all, or a portion of, the Convertible Notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest.

See the section entitled “Risk Factors — Risks Related to the Notes” for a further discussion of how the Convertible Note may impact New Presto and New Presto securities.

The expected aggregate gross proceeds of $70 million from the PIPE Investments (i) will exceed the Minimum Cash Condition and (ii) will be used to pay certain fees and expenses in connection with the Business Combination and for New Presto’s working capital purposes. Since the consummation of the Business Combination is contingent on meeting the Minimum Cash Condition, as well as certain other conditions as further described elsewhere in this proxy statement/prospectus, the Sponsors and their affiliates may be deemed to benefit from the PIPE Investments because the Founder Shares and Private Warrants will expire worthless if VTAQ does not consummate a business combination.

Background of the Business Combination

VTAQ is a blank check company that was incorporated in Delaware and formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. The proposed business combination with Presto is the result of an extensive search for a potential transaction whereby VTAQ, with the assistance of the Sponsors, evaluated more than 200 potential targets. The terms of the Business Combination are the result of arms-length negotiations between representatives of VTAQ and representatives of beginning in January of 2021.

On December 20, 2020, VTAQ completed the VTAQ IPO, for which Chardan served as sole book-running manager. Chardan will receive a marketing fee in connection with the consummation of VTAQ’s initial business combination in an amount of $6,037,500, which is 3.5% of VTAQ’s gross proceeds from the VTAQ IPO. Prior to the consummation of the VTAQ IPO, neither VTAQ nor anyone on its behalf contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with VTAQ. Mr. Grossman and Mr. Weil are members of our board of directors and Mr. Grossman is the President of Chardan and Mr. Weil is Managing Director and Co-Head of Fintech Investment Banking at Chardan. Mr. Grossman is the managing member of Chardan International Investments, LLC and Chardan International Investments, LLC is an affiliate of Chardan.

Following the VTAQ IPO, VTAQ commenced a search for prospective businesses and assets to acquire. VTAQ’s goal was to identify a business within the hospitality, leisure, travel, and dining sectors with an emphasis on consumer branded businesses that have attractive growth characteristics. VTAQ’s goal was to identify technology companies that are well-positioned to benefit from thematic shifts and tech-enabled trends and are valued between approximately $500 million and $2 billion.

In evaluating potential businesses and assets to acquire, VTAQ, including its officers and directors, and the Sponsors, surveyed the landscape of potential acquisition opportunities based on its knowledge of, and familiarity with, the M&A marketplace. In the prospectus for the VTAQ IPO, VTAQ identified general criteria and guidelines it believed would be important in evaluating a prospective target, including businesses that it believes (i) has a strong competitive industry position with demonstrated competitive advantages to maintain barriers to entry; (ii) has a historic record of above average growth and strong free cash flow characteristics with high returns on capital; (iii) has a strong, experienced management team which would benefit from our management’s network or expertise, such as additional management expertise, capital structure optimization, acquisition advice or operational changes to drive improved financial performance; (iv) is positioned for continued organic growth and may grow through bolt-on acquisitions in these challenging times for the industry sectors; (v) is a fundamentally sound company with a proven track record; (vi) has an operating model that has adapted or has an executable strategy to be able to meet the changing consumer or business behaviors in a COVID-19 or post-COVID 19 environment; (vii) will offer an attractive risk-adjusted return for our stockholders; and (viii) can benefit from being a publicly traded company, are prepared to be a publicly traded company and can utilize access to broader capital markets. In addition, VTAQ looked for an acquisition target that it believes would benefit from the expertise of VTAQ’s operating partners, including the Sponsors and their affiliates, both on a pre- and post-closing basis. The foregoing criteria were not exhaustive. Any evaluation relating to the merits of a particular business combination was based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that VTAQ’s management and the Board deemed relevant.

During the search process, VTAQ conducted a thorough evaluation of potential targets. By December 23, 2020, VTAQ had developed a comprehensive database with more than 650 potential targets. In the process that led to identifying Presto as an attractive investment opportunity, VTAQ engaged with more than 200 potential targets and entered into non-disclosure agreements with 51 of those potential targets.

Each non-disclosure agreement was entered into on customary terms and conditions and, among other things, restricted the disclosure of confidential information and limited the rights of a party to use confidential information except for the purpose of evaluating a possible transaction. In addition, a majority of the non-disclosure agreements included a customary trust account waiver pursuant to which the potential target company waived any right, title, interest or claim in, to or against the Trust Account and agreed not to seek recourse against the Trust Account for any reason. None of the non-disclosure agreements contained a standstill provision or any so-called “don’t ask, don’t waive” provision.

VTAQ held varying levels of dialogue with the management teams, or investment banks representing management teams, of more than 70 of the potential targets, and identified 17 of those potential targets as meeting the criteria set forth above.

VTAQ performed varying levels of financial and industry due diligence and held discussions with the management teams of each of these 17 targets (including Presto as discussed below) from January 2021 through November 2021. VTAQ negotiated non-binding initial indications of interest or had substantive discussions on valuation and potential transaction terms with each target or its advisors on nine opportunities.

Of the opportunities where there was significant engagement on valuation, VTAQ was informed its valuation was too low on seven of them. Out of the remaining potential targets (excluding Presto) VTAQ signed one other letter of intent and exclusivity agreement with a party, but terminated the letter of intent after further due diligence, as described below.

On May 3, 2021, VTAQ submitted a draft of a non-binding and unsigned letter of intent to Party A, a building-systems technology company, for a proposed business combination with an initial indication of enterprise value of approximately $600 million. The letter of intent further contemplated VTAQ delivering to the combined company the amounts from the Trust Account (subject to redemptions) and an additional $100 million from private capital raises. The indication of enterprise value was based on projected financial information supplied by Party A at a preliminary stage of VTAQ’s evaluation of the potential transaction without VTAQ providing input on such projections or any assumptions underlying such projections. The letter was signed on May 7, 2021 and included an exclusivity covenant. By May 18, 2021, following VTAQ’s due diligence efforts on Party A, VTAQ determined to terminate the letter of intent and to pursue a business combination with Presto. VTAQ did not sign any other letters of intent to the remaining Other Potential Candidates except for Presto.

VTAQ ultimately determined not to proceed with any of its other potential acquisition opportunities for a variety of reasons, including because (i) the potential counterparty pursued an alternative transaction or strategy, (ii) the potential counterparty did not meet the valuation expectations of VTAQ or (iii) VTAQ concluded that the opportunity was not as attractive as the Presto business combination opportunity.

On January 9, 2021, Chardan Capital Markets contacted VTAQ via e-mail about the opportunity to merge with Presto. On January 12, 2021, Messrs. Scheetz, Suri and Gupta participated in an introductory conversation and later on January 12, 2021, VTAQ and Presto executed a non-disclosure agreement.

On January 18, 2021, Presto provided VTAQ with a due diligence package and a management presentation, which included detailing Presto’s business, including descriptions of Presto’s proprietary technology, engineering capabilities, performance and forecasts, comparisons to competitors, anticipated future products and services and assessments of the market in which Presto operates, along with certain unaudited historical financial information and projected financial information prepared by Presto management.

On January 24, 2021, Presto provided VTAQ with due diligence materials outlining a business plan for uses of proceeds it was seeking through a capital raise and strategy for future M&A.

On January 25, 2021, representatives of Chardan, Messrs. Scheetz, MacDonald, Phatak and Strasbourger from VTAQ and Messrs. Suri and Gupta from Presto participated in a video conference. The VTAQ representatives provided their backgrounds, criteria for a potential combination target, and how they could help Presto with various aspects of its business, including the process of becoming public. The Presto representatives provided their backgrounds, an overview of the restaurant and labor market, how Presto’s technologies perform, and preliminary information about the business operations of Presto.

Between January 25, 2021 and February 2, 2021, VTAQ conducted due diligence on Presto, and submitted due diligence questions that were appropriately responded to by Presto.

On February 4, 2021, VTAQ sent Presto a preliminary, non-binding letter of intent and term sheet providing for a mutual 45-day exclusivity period to negotiate and finalize definitive transaction documentation and proposing the following terms, among others:

•        VTAQ would acquire all of the outstanding equity interests (including options, warrants, preferred stock and other convertible securities) of Presto in a business combination between VTAQ and Presto, in exchange for the issuance to Presto’s pre-Closing equity holders of equity interests in the surviving entity of the business combination, proposing an enterprise value for Presto of $550 million;

•        an earn-out for 5,000,000 additional shares if the stock trades above $16 for 60 calendar days during the three years following the Closing and an additional 7,000,000 shares if the shares trade above $22 during the five years following the Closing.

•        the transaction consideration payable to Presto’s pre-Closing equity holders would not be subject to any adjustments for cash, debt or debt-like items, transaction expenses, working capital or other items;

•        concurrently with the closing of the business combination, VTAQ would target raising additional capital of approximately $100m pursuant to a customary private placement, with affiliates of the Sponsor participating in the private placement on the same terms as other investors;

•        the terms of any post-closing lockup of surviving entity equity interests issued to Presto stockholders and option holders in the transaction (a “Presto Lockup”) would be determined by Presto and VTAQ prior to the execution of definitive transaction documentation, any Presto Lockup would not exceed 180 days and any common stock or warrants of the surviving entity held by the Sponsor or its affiliates would be subject to the same lock-up as the Presto Lockup;

•        the VTAQ Insiders would enter into customary redemption waivers and support agreements providing for, among other things, (i) an obligation to vote in favor of the business combination, (ii) an agreement not to redeem their shares and (iii) a waiver of the anti-dilution feature of their Founder Shares in connection with the PIPE Financing;

•        the Board would recommend and submit the Business Combination for approval by VTAQ’s stockholders and would only have the right to change such recommendation if failing to do so could result in a breach of fiduciary duty;

•        the definitive transaction agreement would include a closing condition relating to the absence of a “material adverse effect” on each of Presto and VTAQ; and

•        Presto’s pre-Closing equityholders and the Sponsor would be entitled to customary registration rights, with the surviving entity being required to use its reasonable best efforts to file, within 45 days following the Closing, a registration statement on Form S-1 to facilitate the sale of shares held by the surviving entity’s affiliates, shares issued pursuant to the PIPE Financing, and shares of common stock underlying the warrants.

On February 17, 2021, Presto’s management discussed the preliminary, non-binding offer letter with its board of directors.

On February 11, 2021, representatives from VTAQ and Presto discussed the details of the VTAQ’s initial draft LOI via a videoconference.

On February 22, 2021, Presto provided VTAQ a revised draft of the non-binding letter of intent and term sheet, which provided the following changes to VTAQ’s initial draft, among others:

•        Proposed mutual exclusivity for 45 days;

•        Increased the enterprise value of Presto to $900 million;

•        Proposed that each share of VTAQ would be valued below $10.00 per share to address dilution from the VTAQ rights;

•        Proposed to allocate earnout shares in two equal tranches of 6,000,000 shares with price targets of $12.50 and $16.00;

•        Added adoption of long-term incentive plan and employee stock purchase plan to the terms of non-binding letter of intent and term sheet;

•        Proposed that board composition would include one VTAQ nominee;

•        Proposed a one year lockup on the Sponsors;

•        Proposed that 60% of the Founders Shares would be subject to vesting based on the earnout targets; and

•        Added minimum cash closing condition of $130 million.

On February 23, VTAQ responded to Presto that the parties’ valuation expectations were too far apart. On March 5, Presto shared additional due diligence and a public company readiness plan with VTAQ. On March 9, 2021, VTAQ and Presto discussed a plan for VTAQ to continue to conduct due diligence and potential transaction terms on a videoconference. On March 10, 2021, VTAQ sent Presto a revised draft of the non-binding letter of intent and term sheet, which included the following changes to Presto’s draft:

•        Proposed Presto enterprise value of $700 million and VTAQ per share valuation of $10.00;

•        Proposed two earnout tranches of 7.5 million shares earned upon stock prices of $15.00 and $18.00;

•        Reduced minimum cash condition to $115 million and that VTAQ would backstop $20 million of the needed minimum cash;

•        Proposed mutual lockup terms of six months; and

•        Proposed that 15% of Founders Shares would be subject to vesting;

On March 15, 2021, Presto sent VTAQ a revised draft of the non-binding letter of intent and term sheet from Krishna K. Gupta (a Presto Investor who was asked to assist in the negotiations of the proposed business combination), which reinserted the proposals that the VTAQ shares should be valued below $10.00 and that the Sponsors be subject to a one year lockup with the potential for early release after six months for half of the Founders Shares. This draft also proposed that the Sponsors would be responsible for paying any VTAQ deal expenses over a to be specified threshold. Between March 15, 2021 and March 28, 2021, representatives of VTAQ and Presto continued to discuss the terms of the draft of the non-binding letter of intent and term sheet while VTAQ considered alternative targets. On March 28, 2021, VTAQ sent a revised draft of the non-binding letter of intent and term sheet which reinserted the $10.00 VTAQ share price, proposed that the Sponsors would be responsible for VTAQ deal expenses over $11 million and provided for mutual six month lockups. On March 29, 2021, VTAQ sent a revised LOI to Presto, which proposed a minimum cash condition of $100 million.

Through the months of February and March of 2021, VTAQ conducted due diligence on Presto, requested documentation and information from Presto, and interviewed representatives from Presto by phone. Given that Presto and VTAQ had not signed the non-binding letter of intent and term sheet, VTAQ continued to consider alternative targets.

On April 16, 2021, Presto sent VTAQ a revised draft of the non-binding letter of intent and term sheet that again proposed a $110 million minimum cash condition and reinserted the 12 month lockup on the Founders Shares with the early release upon certain share triggers. The revised draft also provided that VTAQ would arrange to backstop $40 million of the minimum closing cash.

On April 20, 2021, Presto sent VTAQ additional due diligence materials, including pipeline and leadership analyses, a request to understand the Covid impact to the business, and customer benefit results from using Presto’s products.

On April 21, 2021, VTAQ sent Presto a revised letter of intent and term sheet that indicated the valuation remained under discussion, and the parties agreed that VTAQ would continue to finalize its due diligence efforts.

Continuing through May 7, 2021, VTAQ and Presto continued to engage in active email correspondence and telephone and video conversations. During this time, VTAQ conducted additional due diligence on Presto.

During the first two weeks of May, VTAQ negotiated and a non-binding letter of intent with a target company that indicated a willingness to move forward with a business combination on terms that VTAQ believed to be in the best interests of its stockholders. On May 10, 2021, VTAQ and this third party signed a non-binding letter of intent and VTAQ instructed is legal advisors to begin legal due diligence on this party; however, on May 18, 2021, VTAQ terminated this letter of intent.

On May 18, 2021, Mr. Scheetz on behalf of VTAQ and Mr. Suri on behalf of Presto signed a final version of the non-binding letter of intent regarding a business combination transaction between VTAQ and Presto. This letter of intent valued Presto at $700 million and included other terms that were consistent with the last letter of intent negotiated by the parties on April 16, 2021, including a $20 million backstop to be arranged by the Sponsors. Mr. Scheetz sent to the Board the non-binding letter of intent with Presto (that had been discussed by the Board) and provided a summary of the proposed business combination transaction, an overview on Presto, its customer base and market, the preliminary due diligence findings, a summary of the investment thesis, and a thorough investment analysis based on VTAQ’s findings to date. The independent directors were invited to contact VTAQ’s management team with any questions.

On May 26, 2021 and May 27, 2021, representatives from VTAQ traveled to California to meet with representatives of Presto, and conduct due diligence on the company, the products, and the people. Representatives from both VTAQ and Presto met to discuss the company’s business plans, sales and marketing strategies, product demonstrations, management meetings, and financial and accounting practices.

During May and June of 2021, representatives of Dentons and Woolery, counsel to VTAQ, and White & Case, counsel to Presto engaged in a number of conversations to discuss legal due diligence, the timeline for a business combination transaction and drafting definitive documents. During June and July of 2021, representatives of Dentons and Woolery conducted legal due diligence on Presto and exchanged diligence requests with White & Case.

Between July 14, 2021 and July 20, 2021, representatives of VTAQ and Presto negotiated revisions to the previously executed letter of intent to extend exclusivity until October 1, 2021 and increased the backstop commitment to $25 million and revised the Sponsor lockup period to provide that 50% of the Founders Shares would be locked up for 12 months and 50% for 6 months. On July 20, 2021, Presto and VTAQ signed the amended and restated letter of intent with the above changes.

In early June of 2021, representatives of VTAQ attended a telephonic meeting with representative of Presto, during which the participants discussed, among other matters, a proposed timeline for and other key considerations relating to, the PIPE Financing. Representatives of VTAQ discussed interviewing potential financial advisors to represent VTAQ for the PIPE Financing and discussed potential conflicts of interest that may arise if Chardan Capital Markets LLC (“Chardan”) were to be engaged as a placement agent for the PIPE Financing. Representatives of VTAQ consulted with their legal counsel and advisors and determined that no such conflict of interest would exist, and that VTAQ could consider engaging Chardan as a placement agent. Following such discussions, Chardan was added to a list of potential placement agents to be interviewed.

Between June 14, 2021 and July 30, 2021, VTAQ engaged in discussions with a number of potential financial advisors and placement agents, including William Blair, Chardan and Truist Securities. Ultimately, VTAQ signed engagement letters with William Blair, Chardan and Truist Securities and William Blair was engaged as the lead placement agent. William Blair began its due diligence review of Presto in July of 2021. During August and September of 2021, William Blair began to discuss a potential private placement of VTAQ equity with a number of potential investors.

On September 3, 2021, Dentons and Woolery sent White & Case a proposed draft of the Merger Agreement. On October 4, 2021, White & Case sent Dentons and Woolery a revised draft of the Merger Agreement, which reflected, among other things, certain revisions to (i) the mechanics regarding calculation of merger consideration, (ii) the parties’ respective representations and warranties and which materiality thresholds should apply to those representations and warranties for purposes of testing their accuracy at the Closing, (iii) the pre-Closing restrictions on the parties’ operations of their respective businesses, (iv) certain other pre-Closing covenants of the parties, and (v) certain conditions to the parties’ respective obligations to consummate the Closing.

On July 5, 2021, representatives of VTAQ and Presto, with assistance from William Blair compiled a list of potential investors for the PIPE Financing process. These investors included strategic and financial investors, including Presto insiders. Representatives of VTAQ and Presto provided the list of potential strategic investors to William Blair, Chardan and Truist Securities and requested that they review and edit the list based on their knowledge of the sector, including through engagement with their other clients. On July 27, 2021, William Blair provided VTAQ and Presto with a list of 67 potential institutional investors. Beginning in early July 2021, William Blair, Chardan and Truist Securities, in their capacities as placement agents, worked with VTAQ and Presto to prepare a confidential slide deck. They began contacting approximately 110 potential investors about the opportunity, of which approximately 60 agreed to be “wall-crossed” for the purpose of accepting confidential information for purposes of evaluating the opportunity, and approximately 25 of which attended at least one management presentation about the opportunity. Beginning on August 17, 2021 and continuing over the course of August, September, and October 2021, representatives of Presto and VTAQ engaged with more than 20 potential strategic investors, including management meetings, providing additional information, and proposing potential ways for the strategic investors to collaborate with Presto in addition to their financial investment.

On September 24, 2021, Potential PIPE Investor A sent a term sheet to Messrs. Scheetz and MacDonald with a proposal for Potential PIPE Investor A to act as lead investor in a convertible note offering in an aggregate amount between $25 million to $50 million. Over the course of the next two weeks, VTAQ and Potential PIPE Investor A had numerous telephonic and email correspondences relating to the terms of a potential PIPE investment with Potential PIPE Investor A as the lead investor.

During the same period, PIPE Investor B sent a competing term sheet to Messrs. Scheetz and MacDonald with a proposal for Potential PIPE Investor B to act as lead investor in a convertible note offering in an aggregate amount of up to $70 million with $55 million to be provided by PIPE Investor B. Over the course of the next two weeks, VTAQ and PIPE Investor B had numerous telephonic and email correspondences relating to the terms of a potential PIPE investment with Potential PIPE Investor B as the lead investor. After several iterations of the term sheet, VTAQ, Presto and William Blair believed that the terms offered by Potential PIPE Investor B were more attractive than the terms proposed by Potential PIPE Investor A. VTAQ and Potential PIPE Investor B did not sign a term sheet, but rather worked towards definitive documentation.

On October 15, 2021, Dentons and Woolery sent White & Case a revised draft of the Merger Agreement, which reflected, among other things, certain revisions to (i) the mechanics regarding calculation of merger consideration, (ii) the cost sharing provisions, (iii) certain conditions to the parties’ respective obligations to            consummate the Closing and (iv) the Presto non-solicitation covenant.

Between October 15 and November 9, 2021, representatives of Dentons and Woolery, on behalf of VTAQ and White & Case, on behalf of Presto, continued to negotiate the terms of, and exchange drafts of, the Merger Agreement, including provisions relating to (i) reflecting certain pre-closing restructuring steps to be taken by Presto and its affiliates, (ii) reflecting a two-step merger structure, (iii) the mechanics regarding calculation of merger consideration, (ii) certain pre-Closing covenants of the parties, including those related to the equity and debt financings, (vii) certain conditions to the parties’ respective obligations to consummate the Closing and (viii) the cost sharing provisions.

Beginning on September 24, 2021 representatives from William Blair, Truist Securities and Chardan, in their capacity as placement agents received a draft term sheet from prospective PIPE Financing investors. The terms of such a prospective PIPE Financing were further negotiated between representatives of Dentons and Woolery, on behalf of VTAQ, and Mayer Brown LLP, legal counsel to William Blair, Truist Securities and Chardan, and representatives of equity and debt financings by their respective advisors, and multiple drafts of the term sheet were exchanged and revised through October 15, 2021.

On October 27, 2021, White & Case sent Dentons and Woolery drafts of the Sponsor Support Agreement and the Presto Holders Support Agreement. Between October 28, 2021 and November 9, 2021, representatives of Dentons and Woolery and White & Case negotiated the terms of, and exchanged drafts of, the Sponsor Support Agreement, including to address the parties to the Sponsor Support Agreement, the threshold triggering an obligation of the Sponsors to reimburse VTAQ for excess expenses, the terms of the Founders Shares vesting provisions and provisions regarding the Sponsor lock-up.

Between October 18, 2021 through October 31, 2021, representatives of VTAQ and Presto, and representatives of William Blair, Chardan and Truist Securities in their capacities as placement agents, discussed and negotiated changes to the transaction terms following completion of the majority of meetings from the equity and debt financing marketing process and receipt of feedback from potential investors.

Between October 27, 2021 and November 9, 2021, representatives of Dentons and Woolery and White & Case negotiated the terms of, and exchanged drafts of, the Presto Holders Support Agreement.

On October 28, 2021, representatives of VTAQ and PIPE Investor B travelled to California to conduct due diligence and attend in-person product demonstrations with representatives of Presto.

On October 31, 2021, White & Case sent Dentons and Woolery drafts of the Registration Rights Agreement, Certificate of Incorporation and Bylaws, the terms of which the parties continued to negotiate, exchanging drafts prior to the execution of the Merger Agreement on November 10, 2021, to which the agreed forms of the Registration Rights Agreement, Certificate of Incorporation and Bylaws were attached as exhibits.

On October 29, 2021, November 5 and November 8, 2021, the Board held telephonic board meetings, at which members of VTAQ management and representatives of Chardan, Woolery and Dentons were present. At these meetings, management provided an update on the status of the proposed transactions, including the status of discussions with potential debt and equity investors. The board and management discussed the status of discussions regarding the financing and the expected size of the debt and equity financings. Representatives of Woolery reviewed with the members of the Board their fiduciary duties under applicable law in connection with the Business Combination and worked with management to provide an overview of the key terms of the Merger Agreement and the Support Agreements.

At the board meeting on November 8, 2021, and following the above described discussions, the Board unanimously approved and declared advisable the Merger Agreement and determined that the Mergers are advisable and fair to, and in the best interests of, VTAQ and its stockholders, and further resolved to submit the Merger Agreement for adoption by VTAQ’s stockholders at a meeting of VTAQ’s stockholders and recommended that VTAQ’s stockholders adopt the Merger Agreement at such meeting.

On November 9, 2021, the Presto Board, with representatives of White & Case present, met to discuss the business combination, including a detailed discussion of the forms of the transaction documents. Representatives of White & Case reviewed with the members of the Presto Board their fiduciary duties under applicable law in connection with the Business Combination. The Presto Board reviewed the proposed terms of the transaction agreements that had been negotiated with VTAQ and its representatives. Following the presentation by White & Case to the Presto Board and additional discussion on related matters concerning the proposed business combination, the Presto Board unanimously (i) determined that it is in the best interests of Presto and the stockholders of Presto, and declared it advisable, to enter into the Merger Agreement providing for the Mergers, (ii) approved the Merger Agreement and the Business Combination, including the Mergers, on the terms and subject to the conditions of the Merger Agreement, and (iii) adopted a resolution recommending that the Merger Agreement and the Business Combination, including the Mergers, be adopted by the stockholders of Presto.

On November 9, 2021, the parties finalized the transaction documents (or forms thereof) with respect to the proposed business combination based on the terms agreed upon by the parties and approved by their respective boards of directors, including the Presto Holders Support Agreement, the Sponsor Support Agreement, the Subscription Agreements with each of the debt and equity investors, and the Merger Agreement and the exhibits thereto.

On November 10, 2021, VTAQ, Presto, Ventoux Merger Sub and Ventoux Merger Sub II executed the Merger Agreement. Concurrent with the execution of the Merger Agreement, VTAQ also entered into the Presto Holders Support Agreement, the Sponsor Support Agreement, the Subscription Agreements and the Note Financing Warrants, in each case, with the applicable other parties thereto. See “The Business Combination Proposal” for additional information.

On November 10, 2021, VTAQ and Presto issued a joint press release announcing the execution of the Merger Agreement, which VTAQ filed with a Current Report on Form 8-K along with the executed Presto Holders Support Agreement, the executed Sponsor Support Agreement, the form of Subscription Agreement that was executed by the investors, and the investor presentations prepared by members of VTAQ’s and Presto’s management teams regarding Presto and the Business Combination.

On March 22, 2022, VTAQ provided written notification to Continental, as Trustee of the Trust Account, that it would extend the deadline for VTAQ to consummate the Business Combination from March 30, 2022 to June 30, 2022 and make the required payment of $1,725,000 in connection with such extension on or prior to March 30, 2022, in accordance with VTAQ’s certificate of incorporation and the trust agreement governing the Trust Account.

On March 29, 2022, Ventoux Acquisition Holdings LLC and Chardan International Investments, LLC, as the Sponsors, loaned $1,150,000 and $575,000 to VTAQ for the purpose of depositing such amounts into the Trust Account in order to extend the deadline for VTAQ to consummate the Business Combination from March 30, 2022 to June 30, 2022, in accordance with VTAQ’s certificate of incorporation and the trust agreement governing the Trust Account. In consideration for such loans, VTAQ issued two unsecured promissory notes (the “Extension Notes”) in the amounts of $1,150,000 and $575,000 to Ventoux Acquisition Holdings LLC and Chardan International Investments, LLC, respectively. On the same day, VTAQ wired the sum of $1,725,000 to Continental, as Trustee of the Trust Account, for the purpose of extending the deadline for VTAQ to consummate the Business Combination from March 30, 2022 to June 30, 2022.

Also on March 29, 2022, Ventoux Acquisition Holdings LLC and Chardan International Investments, LLC loaned VTAQ $250,000 and $125,000 for additional working capital purposes. In consideration for such loans, VTAQ issued two unsecured promissory notes (the “Working Capital Notes”) in amounts of $250,000 and $125,000 to Ventoux Acquisition Holdings LLC and Chardan International Investments, LLC, respectively.

The Extension Notes and Working Capital Notes were approved by VTAQ’s audit committee and VTAQ’s Board of Directors. The Extension Notes and Working Capital Notes do not bear interest and mature and are payable (subject to the waiver against trust provisions) upon on the earlier of (i) the date on which the Business Combination is consummated and (ii) the date of VTAQ’s liquidation.

On April 1, 2022, VTAQ and Presto entered into an amendment to the Merger Agreement (the “Merger Agreement Amendment”) to (i) lower the Minimum Cash condition from $85 million to $65 million and extend the termination date of the Merger Agreement to August 31, 2022. In addition, on April 1, 2022, VTAQ and Presto executed a Waiver and Consent, pursuant to which VTAQ and Presto mutually consented to (i) Presto’s entry into a certain Note Purchase Agreement with Explorer Partner Investments Holdings, LLC (“SIG”), dated February 24, 2022, pursuant to which Presto issued a Subordinated Convertible Promissory Note for the principal sum of $25,663,013.70 to SIG (the “SIG Bridge Financing”), dated February 24, 2022 (the “SIG Note”), which SIG Note was paid for with a $5,000,000 cash investment and cancellation of $20,000,000 in principal amount and accrued interest on a previously issued convertible promissory note held by SIG, (ii) Presto’s entry into a Venture Loan and Security Agreement with Lago Innovation Fund II, LLC dated March 11, 2022, for a loan amount of $12,600,000 (“Lago Bridge Financing” and together with the SIG Bridge Financing, the “Bridge Financings”), (iii) Presto’s issuance of 412,040 Restricted Stock Units in Presto to various service providers of Presto on March 9, 2022 (the “Initial RSU Issuances”) in satisfaction of equity commitments made to such service providers in connection with their employment by Presto, (iv) Presto’s proposed issuance of up to 75,000 Restricted Stock Units in Presto to Gail Zauder (“Zauder RSU Issuance”), with such issuance replacing Presto’s prior commitment to issue 75,000 options to purchase shares of Presto’s common stock to Gail Zauder, (v) Presto’s proposed issuance of up to 50,000 Restricted Stock Units in Presto to Kim Lopdrup (“Lopdrup RSU Issuance”, and together with the Zauder RSU Issuance and the Initial RSU Issuances, the “RSU Issuances”), with such issuance replacing Presto’s prior commitment to issue 50,000 options to purchase shares of Presto’s common stock to Kim Lopdrup and (vi) VTAQ’s potential execution of a forward purchase agreement with a third party. As of the date of this proxy statement/prospectus, VTAQ and such third party have not entered into any agreements relating to the purchase of VTAQ securities. If VTAQ enters into such an agreement, the terms of such agreement will comply with, and VTAQ will make public disclosures in accordance with, the SEC’s guidance with respect to repurchases of securities of Special Purpose Acquisition Companies. See the section entitled “The Business Combination Proposal — Interests of VTAQ’s Directors and Officers in the Business Combination” of this proxy statement/prospectus.

The Board’s Reasons for the Approval of the Business Combination

The Board, in evaluating the Business Combination, consulted with VTAQ’s management and its legal and financial advisors. In unanimously (i) resolving that it is in the best interests of VTAQ and its stockholders, and declaring it advisable, to enter into the Merger Agreement, (ii) approving the Merger Agreement and the Business Combination, including the business combination, on the terms and subject to the conditions of the Merger Agreement, and (iii) recommending that the business combination be adopted by VTAQ’s stockholders, the Board considered and evaluated a number of factors, including the factors discussed below. The Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of VTAQ’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the related agreements and the Business Combination, including the following material factors:

•        Large potential addressable market.    The Board noted that demand for automation in the hospitality industry, specifically restaurants, is increasing and is expected to expand in the foreseeable future.

•        VTAQ believes that technologies focused on addressing labor shortage issues in the hospitality space will become increasingly important, sticky and ultimately have relatively inelastic demand — Presto’s entire stack is focused on addressing this macro issue that VTAQ believes will only get worse over time;

•        Presto has enterprise roll out experience and a tech stack that is purely focused on the dining category across casual sit down and QSR players, which is differentiated at scale. VTAQ believes that Presto is also one of the only solutions that are proven, mature, and offered a holistic platform versus point solutions operated by startups;

•        Presto has deep engineering and data science talent and experience with a deep bench and a large head start on category expertise; however, VTAQ believes significant upside remains due to Presto’s historical lack of investment in commercial and sales resources. VTAQ believes it can help with accelerating Presto’s already strong growth as Presto increases investment in those areas;

•        Presto’s newer product lines are maturing and rapidly growing with strong interest from the QSR space, which VTAQ believes dramatically expands Presto’s addressable market while also providing pathways to net revenue retention expansion through fast casual players’ interest in Vision and Voice and QSR players’ interest in Touch;

•        VTAQ’s management team has direct experience with similar business models and VTAQ believes its firsthand knowledge with personalization, recommendation engines, and advertising can be leveraged to improve the ROI on Touch;

•        Presto is positioned to capitalize on the long term tailwinds propelling off-restaurant-premise consumption, which is driving the need for faster speed of service and order accuracy among restaurant operators;

•        Technology investments in restaurants tend to be longer term and operators face a larger hurdle for changing technology systems, which protects Presto’s contracts once they are signed and installed in customers’ units; and

•        Presto’s business model is a high return on capital and predominately asset-light business model, which is attractive for valuation purposes.

•        Reasonableness of aggregate consideration.    Following a review of the financial data provided to VTAQ, including Presto’s historical financial statements and certain unaudited prospective financial information, as well as VTAQ’s due diligence review of the Presto business and the views of VTAQ’s financial advisors, the Board considered the aggregate consideration to be paid and determined that such consideration was reasonable in light of such data and financial information.

•        Competitive positioning of Presto.    The Board noted that Presto is favorably positioned to compete against current and prospective competitors on the basis of factors such as system performance, software and applications, rate of technological innovation, ability to create value through long-term partnerships, end-user support and customer experience, solutions and insight delivery, price, brand recognition and trust, financial resources and access to key personnel.

•        Presto’s intellectual property portfolio.    VTAQ’s management noted to the Board that Presto’s competitive advantages of proprietary software solutions and proven capabilities to install product across large enterprise ecosystems, provides significant barriers to any competitive presence.

•        Talent level of management.    The Board noted that Presto has a seasoned leadership team with leadership experience in building leading-edge technology platforms, scaling business models, building talented and capable teams, exemplary success in securing sales contracts and leading organizations.

The Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including the following:

•        Ability to compete against better capitalized competitors.    The risk that Presto’s current and prospective competitors could successfully compete against Presto due to greater access to financial resources.

•        Potential for unforeseen system design challenges.    The risk that Presto may need additional capital due to unforeseen circumstances, including engineering or system design challenges.

•        Potential for anticipated technology roadmap timeline to be delayed.    The risk that Presto’s technical roadmap may be delayed or may never be achieved, either of which would have a material impact on Presto’s business, financial condition or results of operations.

•        Potential for slower than anticipated growth in customer demand.    The risk that demand for restaurant technologies, in general, does not develop as expected, or develops more slowly than expected.

•        Potential for Presto to need additional capital before becoming cash flow positive.    The risk that inability to obtain financing when needed may make it more difficult for Presto to operate its business or implement its growth plans.

•        Benefits and growth initiatives may not be achieved.    The risk that the potential benefits and growth initiatives of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe. In this regard, the Board considered that there are risks associated with successful implementation of Presto’s long term business plan and strategy and Presto realizing the anticipated benefits of the Business Combination on the timeline expected or at all, including due to factors outside of the parties’ control, such as the potential negative impact of the COVID-19 pandemic and related macroeconomic uncertainty. The Board considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that VTAQ stockholders may not fully realize these benefits to the extent that they expected to retain the public shares following the completion of the Business Combination.

•        No third-party valuation.    The risk that VTAQ did not obtain a third-party valuation or fairness opinion in connection with the Business Combination.

•        Liquidation.    The risks and costs to VTAQ if the business combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in VTAQ being unable to effect a business combination within the completion window and force VTAQ to liquidate.

•        Stockholder vote.    The risk that VTAQ’s stockholders may object to and challenge the Business Combination and take action that may prevent or delay the consummation of the Business Combination, including to vote down the proposals at the special meeting or redeem their shares.

•        Closing conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within VTAQ’s control.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Fees and expenses.    The fees and expenses associated with completing the Business Combination.

•        Other risks.    Various other risks associated with the Business Combination, the business of Presto, and ownership of New Presto’s shares described under the section entitled “Risk Factors.”

In addition to considering the factors described above, the Board also considered that the officers and directors of VTAQ, as well as the Sponsor and their affiliates, have interests in the Business Combination that are in addition to, and that are different from, the interests of VTAQ’s stockholders (see section entitled “Business Combination Proposal-Interests of VTAQ’s Directors and Executive Officers in the Business Combination”). VTAQ’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Board, the Merger Agreement and the Business Combination.

The Board concluded that the potential benefits that it expected VTAQ and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. The Board also noted that VTAQ stockholders would have a substantial economic interest in New Presto (depending on the level of VTAQ stockholders that sought redemption of their public shares for cash). Accordingly, the Board unanimously determined that the Merger Agreement and the related agreements and the transactions contemplated thereby are advisable, fair to and in the best interests of VTAQ and its stockholders.

Regulatory Approvals

The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act.

Certain Presto Projected Financial Information

Presto provided VTAQ with Presto’s internally prepared forecasts for the calendar years ending 2021, 2022 and 2023. Presto does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, revenue, financial condition or other results. However, in connection with the proposed Business Combination, management of Presto prepared the financial projections set forth below to present key elements of the forecasts provided to VTAQ for use as a component of its overall evaluation of Presto. Such financial projections are included in this proxy statement/prospectus because they were provided to VTAQ and not to induce stockholders to vote in favor of the proposals to be presented at the Special Meeting. The Presto forecasts were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the SEC or the American Institute of Certified Public Accountants with respect to prospective financial information. In the view of Presto’s management, the financial projections were prepared on a reasonable basis reflecting Presto management’s estimates and judgments at the time the forecasts were first provided to VTAQ.

The inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that VTAQ, Presto, or their respective affiliates, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. The financial projections are not fact, and readers of this proxy statement/prospectus, including investors or holders, are cautioned not to rely on this information in making a decision regarding the transaction as the projections may be materially different than actual results. We do not plan to refer back to the financial projections in our future periodic reports filed under the Exchange Act.

In developing the projected financial information provided to VTAQ, the management team of Presto gave consideration to numerous estimates and made certain assumptions, including:

•        Presto significantly expanding its total addressable market by branching out into the QSR segment (from casual dining);

•        Presto expanding from a single Tabletop product to a full product suite with three product lines (Touch, Vision and Voice) and six products/use cases (three for Touch, two for Vision and one for Voice);

•        Presto growing the number of restaurants with at least one of its products from approximately 2,800 at December 31, 2021 to approximately 6,500 and 10,000 by December 31, 2022 and 2023, respectively;

•        the majority of Presto’s new revenue growth through December 31, 2023 coming from the sale of the Voice and Vision products, which are projected to make up 60% of Presto’s revenue for the year ending December 31, 2023 while they constituted a de minimis amount of revenue in the year ended December 31, 2021;

•        Presto entering into multi-year contracts with its customers to secure a portion of expected revenues in the years ending December 31, 2022 and 2023;

•        Presto’s blended margins shifting from approximately 25% in the year ending December 31, 2021 to approximately 55% by the year ending December 31, 2023, which is driven by the following assumptions:

•        although margins will vary by customer, Presto’s Vision and Voice products (projected to constitute 60% of Presto’s revenue for the year ending December 31, 2023) having higher margins than the Touch product due to the latter having higher hardware costs than the former, which are primarily software and analytics services;

•        a small increase in Touch product margins driven by scale efficiencies, better sourcing, a movement toward greater logistics and repair operations being handled in-house and a broader Touch product mix that has lower equipment costs; and

•        transaction revenue, which has lower margins than each of the Touch, Vision and Voice products, shifting from 37% of Presto’s revenue in the calendar year ended December 31, 2021 to 16% in the year ending December 31, 2023;

•        Presto continuing to invest in research and development for its Vision and Voice products, in sales and marketing distribution, and in general and administrative in adding enabling systems, processes and strong personnel, led by an increase in its total headcount, including contractors, from 184 at December 31, 2021 to 245 and 328 by December 31, 2022 and 2023, respectively, with personnel expenses making up 65% of total operating expenses in each of 2022 and 2023;

•        total operating expenses, while increasing year-over-year, declining as a percentage of revenue from 82% for the calendar year ended December 31, 2021 down to 52% of revenue for the year ending December 31, 2023, reflecting scale efficiencies with incrementally less operating expenses needed to drive an incremental revenues; and

•        increases in operating expenses are funded by revenue from Presto’s business and funds released to Presto through the closing of the business combination.

The financial projections also reflect estimates and assumptions with respect to matters specific to Presto’s business, all of which are difficult to predict and many of which are beyond Presto’s and VTAQ’s control. While presented with numerical specificity, the financial projections are forward looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Presto’s control.

The various risks and uncertainties include those set forth in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Presto” and “Cautionary Note Regarding Forward-Looking Statements” sections of this proxy statement/prospectus, respectively. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. While all projections are necessarily speculative, Presto believes that the prospective financial information covering longer-term future periods carries increasingly higher levels of uncertainty and should be read in that context. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared.

Neither Moss Adams LLP, Presto’s independent registered public accounting firm, nor WithumSmith+Brown, PC, VTAQ’s independent registered public accounting firm, have reviewed, examined, compiled or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim association with, the information. The report of Moss Adams LLP included in this proxy statement/prospectus relates to Presto’s historical audited consolidated financial statements and does not extend to the unaudited prospective financial information and should not be read to do so.

Presto has not made any representations or warranties regarding the accuracy, reliability, appropriateness or completeness of the projections to anyone, including VTAQ. The inclusion of the financial projections in this proxy statement/prospectus should not be regarded as an indication that VTAQ, Presto or their respective representatives currently consider the projections to be a reliable prediction of actual future events, and reliance should not be placed on the estimated projections to make a decision regarding voting on the proposals to be presented at the Special Meeting.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS (INCLUDING A REGISTRANT’S RESPONSIBILITY TO MAKE FULL AND PROMPT DISCLOSURE OF MATERIAL FACTS, BOTH FAVORABLE AND UNFAVORABLE REGARDING ITS FINACNIAL CONDITION, WHICH RESPONSIBILITY MAY EXTEND TO SITUATIONS WHERE MANAGEMENT KNOWS OR HAS REASON TO KNOW THAT ITS PREVIOUSLY DISCLOSED PROJECTIONS NO LONGER HAVE A REASONABLE BASIS), VTAQ DOES NOT INTEND TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO

REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS.

The key elements of the projections provided by management of Presto to VTAQ are summarized in the table below (calendar year basis).

Financial Forecast ($ in millions)	2021E		2022E	2023E
Platform Revenue	$18.7		$37.9	$92.5
Transaction and Other Revenue	11.4		17.2	20.7
Total Revenue	$30.1		$55.1	$113.2
% Revenue Growth	15.3%		83.1%	105.4%
Platform Gross Profit	6.2		20.7	55.0
Transaction and Other Gross Profit	2.2		4.4	6.8
Gross Profit	$8.4		$25.1	$61.8
Platform % Margin	33.3%		54.6%	59.4%
Transaction and Other % Margin	19.3%		25.6%	32.8%
Total % Margin	27.9%		45.6%	54.6%
Research & Development	$(10.5)		$(19.8)	$(24.5)
Operations	(5.8)		(8.3)	(10.3)
Sales & Marketing	(3.1)		(8.0)	(13.2)
General & Administrative	(4.8)		(9.0)	(12.1)
Operating Expenses	$(24.3)		$(45.2)	$(60.1)
Projected EBITDA(1)	$(15.9	)(2)	$(18.3)	$2.2

____________

(1)      Projected EBITDA is defined as net loss, adjusted to exclude interest and other expense, net, income taxes, depreciation and amortization expense.

(2)      There was only a negligible difference between Presto’s projected revenue for the calendar year ended December 31, 2021 and its actual revenue. For the calendar year ended December 31, 2021, Presto’s actual comparable non-GAAP gross profit was $7.3 million, its total margin percentage was 24%. For the calendar year ended December 31, 2021, differences between Presto’s Projected EBITDA and actual EBITDA, both as calculated using the formula described in footnote 1 above, was $(76.6) million. The difference was due primarily to change in fair value of warrants and convertible notes of $64.6 million. The remaining differences were due primarily to (a) impairments, (b) loss on infrequent product repairs, (c) hardware repair expense related to COVID, (d) increases in refurbished shipments and the extra resource allocation required with respect thereto, and (e) a slight shift in transaction revenue mix from customers with a lower revenue share to Presto.

The following table provides a reconciliation of net income to Projected EBITDA for each of the periods indicated (calendar year basis):

Projected EBITDA Reconciliation ($ in millions)	2021E	2022E	2023E
Net loss	$(23.2)	$(22.9)	$(1.7)
Interest and other expense, net	3.9	2.8	2.8
Depreciation and amortization	3.4	1.8	0.5
Income taxes	0.0	0.0	0.6
Projected EBITDA	$(15.9)	$(18.3)	$2.2

Recent Developments

The financial projections are included in this proxy statement/prospectus solely because they were provided to VTAQ and not to induce stockholders to vote in favor of the proposals to be presented at the Special Meeting. The financial projections should not be viewed as public guidance.

Subsequent to the execution of the Merger Agreement, management has revised their forecasted financials to reflect a more cautious outlook given more challenging and uncertain market conditions generally. Additionally, the Company wants to reflect the supply chain challenges that have been present in recent periods and their effect on customer operations. As such, management is forecasting a longer cadence for client rollouts to reflect the potential for disruption in future periods.

The key elements of the projections provided by management of Presto to VTAQ are summarized in the table below (which are presented on a calendar year basis):

Financial Forecast ($ in millions)	2022E		2023E
Platform Revenue	$25.3		$61.5
Transaction and Other Revenue	11.4		14.8
Total Revenue	$36.7		$76.3
Platform Gross Profit	9.5		32.2
Transaction and Other Gross Profit	1.6		3.3
Gross Profit	$11.1		$35.5
Platform % Margin	37.5%		52.4%
Transaction and Other % Margin	14.0%		22.6%
Total % Margin	30.2%		46.6%
Research & Development	$(20.5)		$(23.7)
Operations	0.0		0.0
Sales & Marketing	(9.0)		(10.8)
General & Administrative	(14.3)		(17.2)
Operating Expenses	$(43.8)		$(51.7)
Projected EBITDA(1)	$(30.9	)(1)	$(15.1	)(1)

____________

(1)      Projected EBITDA is defined as net loss, adjusted to exclude interest and other expense, net, income taxes, depreciation and amortization expense.

The following table provides a reconciliation of net income to Projected EBITDA for the periods indicated (calendar year basis):

Projected EBITDA Reconciliation ($ in millions)	2022E	2023E
Net loss	$(34.9)	$(18.1)
Interest and other expense, net	2.1	1.9
Depreciation and amortization	1.9	1.1
Income taxes	0.0	0.0
Projected EBITDA	$(30.9)	$(15.1)

Satisfaction of 80% Test

It is a requirement under the Nasdaq rules that the business or assets acquired in VTAQ’s initial business combination have a fair market value equal to at least 80% of VTAQ’s assets held in the Trust Account (excluding taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for such initial business combination. As of November 10, 2021, the date of the execution of the Merger Agreement, the fair value of marketable securities held in the Trust Account was approximately $174.3 million and 80% thereof represents approximately $139.4 million. In reaching its conclusion that the Business Combination meets the 80% asset test, the Board reviewed the equity value of Presto of approximately $800 million. In determining whether the equity value described above represents the fair market value of Presto, the Board considered all of the factors described in this section and the section of this proxy statement/prospectus entitled “The Business Combination Proposal — The Merger Agreement” and that the $800,000,000 million Presto equity value was determined as a result of arm’s length negotiations. As a result, the Board concluded that the fair market value of the equity acquired was significantly in excess of 80% of the assets held in the Trust Account (excluding taxes payable on the income earned on the Trust Account).

Interests of Certain Persons in the Business Combination

Interests of VTAQ’s Directors and Officers in the Business Combination

When you consider the recommendation of the Board in favor of approval of the Business Combination Proposal, you should keep in mind that VTAQ’s initial stockholders, including its directors and officers, have interests in such proposal that are different from, or in addition to those of VTAQ Stockholders and warrant holders generally. These interests include, among other things, the interests listed below:

•        None of our officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

•        Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. The Current Charter provides that VTAQ renounces its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of VTAQ and such opportunity is one VTAQ is legally and contractually permitted to undertake and would otherwise be reasonable for VTAQ to pursue, and to the extent the director or officer is permitted to refer that opportunity to VTAQ without violating another legal obligation. We do not believe, however, that the pre-existing fiduciary duties or contractual obligations of our officers and directors will materially undermine our ability to complete the Business Combination, and such pre-existing fiduciary duties and contractual obligations did not materially affect our search for an acquisition target.

•        If we are unable to complete our initial business combination by June 30, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by June 30, 2022. Our initial stockholders purchased the Founders Shares prior to the VTAQ IPO for an aggregate purchase price of $25,000. Based on the closing price of VTAQ Common Stock on Nasdaq of $[          ] on [          ], 2022, such vested shares would be worth $[•].

•        Simultaneously with the Closing of the VTAQ IPO and over-allotment exercise, we consummated the sale of 4,450,000 private placement warrants at a price of $1.50 per warrant in a private placement to our Sponsors. The warrants are each exercisable commencing on the later of 30 days following the Closing and 12 months from the closing of the VTAQ IPO, which occurred on December 30, 2020, for one share of VTAQ common stock at $11.50 per share. If we do not consummate a Business Combination transaction by June 30, 2022, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our initial stockholders will be worthless. The warrants held by our Sponsors had an aggregate market value of $[          ] based upon the closing price of $[          ] per warrant on the Nasdaq on [          ], 2022.

•        Our Sponsors, officers and directors will lose their entire investment in us if we do not complete a business combination by June 30, 2022. Certain of them may continue to serve as officers and/or directors of New Presto after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New Presto Board determines to pay to its directors and/or officers.

•        Our initial stockholders and our officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founders Shares if VTAQ fails to complete a business combination by June 30, 2022.

•        In order to protect the amounts held in the Trust Account, certain of the Initial Stockholders have agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.10 per share, except as to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act.

•        In order to protect the amounts held in the Trust Account, the Sponsors have agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.

•        Following the Closing, our Sponsors would be entitled to the repayment of any working capital loan and advances that have been made to VTAQ and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsors have not made any advances to us for working capital expenses. If we do not complete an initial Business Combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•        Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•        Upon the Closing, subject to the terms and conditions of the Merger Agreement, our Sponsors, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial Business Combination, and repayment of any other loans, if any, and on such terms as to be determined by VTAQ from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial Business Combination. As of [          ], 2022, the total aggregate amount of out-of-pocket expenses expected to be repaid by VTAQ upon consummation of the business combination is $[          ].

•        Upon the completion of the Business Combination, Chardan, who acted as VTAQ’s underwriters in the IPO and is an affiliate of one of our Sponsors, will be entitled to a marketing fee of $6,037,500. Additionally, Jefferies LLC will receive $4,000,000 in fees in connection with certain financial advisory services provided to Presto. William Blair, Truist Securities and Chardan will also be entitled to receive approximately $[•] $[•] and $[•], respectively, in placement agent fees, which amounts are calculated based on the amounts raised in the PIPE Investment and the amount remaining in the Trust Account after redemptions. The placement agent fees disclosed herein to Blair, Truist Securities and Chardan assume no redemptions. If we were to fail to complete a business combination by June 30, 2022, none of the above banks would receive their expected compensation for their respective roles as underwriters, financial advisors and placement agents, as applicable. Mr. Grossman is the President of Chardan and Mr. Weil is Managing Director and Co-Head of Fintech Investment Banking at Chardan.

•        Given the difference in the purchase price our Sponsors and directors paid for the Founders Shares as compared to the price of the units sold in the IPO, our Sponsors and directors may earn a positive rate of return on their investment even if New Presto Common Stock trades below the price paid for the units in the IPO and the public stockholders experience a negative rate of return following the completion of the Business Combination.

•        Our Sponsors, Ventoux Acquisition Holdings LLC and Chardan International Investments, LLC own 2,728,875 Founder Shares and 1,493,625 Founder Shares, respectively. Darla Anders Cindat USA LLC, an entity affiliated with one of our directors, and three of our other directors each own 22,500 Founder Shares. All of the Founder Shares will become worthless if an initial business combination is not completed by June 30, 2022.

•        The Sponsors own 4,450,00 Private Placement Warrants (valued at $1,112,500 based on a valuation as of September 30, 2021, the most recent date for which a valuation is available), all of which will become worthless if an initial business combination is not completed by June 30, 2022. The Sponsors purchased the Private Warrants from VTAQ at the time of our IPO for $1.50 per warrant, amounting to an aggregate purchase price of $6,675,000.

•        The Sponsors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to the public stockholders rather than liquidating VTAQ.

•        The Sponsors and the initial stockholders will enter into an amended Registration Rights Agreement which will provide them with registration rights.

•        At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding VTAQ or its securities, the initial stockholders, Presto and/or its affiliates and the Presto Founders and/or their affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire VTAQ Common Stock. As of the date of this proxy/prospectus, the initial stockholders, Presto and/or its affiliates and the Presto Founders and/or their affiliates have not made any purchases of shares and/or warrants from investors. If VTAQ, the initial stockholders, Presto and/or its affiliates and the Presto Founders and/or their affiliates enter into any such arrangements:

•        any such purchases of securities would be made at a price no higher than the redemption price;

•        shares acquired in such transactions (i) would not be voted in favor of approving the Business Combination and (ii) holders of such shares would waive their right to redemption rights with respect to such shares; and

•        VTAQ will disclose in a Current Report on Form 8-K prior to the Special Meeting the following information:

•        the amount of securities purchased in such transaction(s), along with the purchase price;

•        the purpose of such purchases;

•        the impact, if any, of the purchases on the likelihood that the business combination transaction will be approved;

•        the identities of security holders who sold such shares (if not purchased on the open market) or the nature of security holders (e.g. 5% security holders) who sold such shares; and

•        the number of securities for which VTAQ has received redemption requests pursuant to its redemption offer.

The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) VTAQ satisfies the Minimum Cash Condition. Any such purchases of public shares and other transactions may thereby increase the likelihood of obtaining the VTAQ stockholder approval. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the initial stockholders for nominal value. Entering into any such arrangements may have a depressive effect on VTAQ Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting. If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no agreements to such effect have been entered into with any such investor or holder.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the transactions contemplated by the Merger Agreement. Where actual amounts are not known or knowable, the figures below represent Presto and Ventoux’s good faith estimate of such amounts assuming a Closing as of [            ], 2022.

(in millions)	Assuming No Redemption	Assuming Maximum Redemption
Sources
Proceeds from Trust Account	$174.2	$15.0
Proceeds from PIPE	15.0	15.0
Proceeds from Convert	55.0	55.0
Total Sources	$244.2	$85.0

Uses
Cash to Balance Sheet	$220.2	$61.0
Estimated Fees and Expenses	24.0	24.0
Total Uses	$244.2	$85.0

Stock Exchange Listing

VTAQ Common Stock, Units, Warrants and Rights are currently listed on Nasdaq under the symbols “VTAQ,” “VTAQU,” “VTAQW” and “VTAQR,” respectively. VTAQ intends to apply to list New Presto Common Stock and public warrants on Nasdaq under the symbols “PRST” and “PRSTW” respectively, upon the Closing. The Rights will automatically convert into New Presto Common Stock after the Closing on a 1-for-20 basis. You must own at least 20 Rights in order to receive one New Presto share. Presto will not have units traded following the Closing.

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, VTAQ, who is the legal acquirer, will be treated as the “acquired” company for financial reporting purposes and Presto will be treated as the accounting acquirer. This determination was primarily based on Presto expecting to have a majority of the voting power of the post-combination company, Presto’s senior management comprising substantially all of the senior management of the post-combination company, the relative size of Presto compared to VTAQ, and Presto’s operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of a capital transaction in which Presto is issuing stock for the net assets of VTAQ. The net assets of VTAQ will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Presto.

Vote Required for Approval

This Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only if the holders of at least a majority of the outstanding shares of VTAQ Common Stock vote “FOR” the Business Combination Proposal and each of the Charter Amendment Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal and the ESPP Proposal are approved by the requisite stockholder vote at the Special Meeting. Failure to vote by proxy or to vote online at the Special Meeting or an abstention from voting will have no effect on the outcome of the vote on the Business Combination proposal.

The Charter Amendment Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal and the ESPP Proposal are conditioned on the approval of the Business Combination Proposal at the Special Meeting.

As of the Record Date, VTAQ’s Sponsors, directors and officers have agreed to vote any shares of Common Stock owned by them in favor of the Business Combination. As of the date hereof, the Sponsors, directors and officers have not purchased any Public Shares.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

REDEMPTION RIGHTS

Redemption Rights

Public stockholders may seek to redeem the Public Shares that they hold, regardless of whether they vote for or against the proposed Business Combination or do not vote at the Special Meeting. Any public stockholder may request redemption of their Public Shares for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 20% or more of the shares of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the Public Shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

VTAQ’s initial stockholders will not have redemption rights with respect to any VTAQ Common Stock owned by them, directly or indirectly.

You will be entitled to receive cash for any Public Shares to be redeemed only if you:

•        hold Public Shares or hold Public Shares through Units and you elect to separate your Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares; and

•        prior to 5:00 p.m., Eastern time, on [            ], 2022, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, to the transfer agent that VTAQ redeem your Public Shares for cash and (b) deliver your Public Shares to the transfer agent, physically or electronically through DTC.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming public stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their Public Shares.

Holders of Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the public shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Public Warrants, or if a holder holds Units registered in its own name, the holder must contact the transfer agent, directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem.

Any request to redeem Public Shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests which is two business days prior to the initially scheduled date of the Special Meeting, and thereafter, with VTAQ’s consent, until the Closing. Furthermore, if a holder of a Public Share delivers its certificate in connection with an election of its redemption and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that VTAQ instruct the transfer agent to return the certificate (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.

If the Business Combination is not approved or completed for any reason, then public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, VTAQ will promptly return any Public Shares previously delivered by public holders.

For illustrative purposes, the cash held in the Trust Account on December 31, 2021 was $[•] or $[•] per Public Share. Prior to exercising redemption rights, public stockholders should verify the market price of VTAQ Common Stock as they may receive higher proceeds from the sale of their VTAQ Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. VTAQ cannot assure its stockholders that they will be able to sell their VTAQ Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own those Public Shares. You will be entitled to receive cash for your Public Shares only if you properly exercise your right to redeem your Public Shares and deliver your shares of VTAQ Common Stock (either physically or electronically) to the transfer agent, in each case prior to 5:00 p.m., Eastern time, on [            ], 2022, the deadline for submitting redemption requests, and the Business Combination is consummated.

Immediately following the Closing, New Presto will pay public stockholders who properly exercised their redemption rights in respect of their Public Shares.

Appraisal Rights

Neither VTAQ Stockholders nor VTAQ warrant holders have appraisal rights in connection with the Business Combination under the DGCL.

Potential Purchases of Shares and/or Public Warrants

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding VTAQ or its securities, the initial stockholders, New Presto and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire VTAQ Common Stock or vote their VTAQ Common Stock in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) VTAQ satisfies the Minimum Cash Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining the VTAQ Stockholder Approval. This may result in the completion of our Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the initial stockholders for nominal value.

Costs of Solicitation

VTAQ will bear the cost of soliciting proxies from VTAQ Stockholders.

VTAQ will solicit proxies by mail. In addition, the directors, officers and employees of VTAQ may solicit proxies from VTAQ Stockholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. VTAQ will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy solicitation material to the beneficial owners of VTAQ Common Stock held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.

VTAQ has engaged a professional proxy solicitation firm, Morrow Sodali, to assist in soliciting proxies for the Special Meeting. VTAQ has agreed to pay Morrow Sodali a fee of $27,500, plus disbursements. VTAQ will reimburse Morrow Sodali for reasonable out-of-pocket expenses and will indemnify Morrow Sodali and its affiliates against certain claims, liabilities, losses, damages and expenses. VTAQ will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. VTAQ’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Other Business

VTAQ is not aware of any other business to be acted upon at the Special Meeting. If, however, other matters are properly brought before the Special Meeting, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Board may recommend.

Attendance

Only VTAQ Stockholders on the record date or persons holding a written proxy for any stockholder or account of VTAQ as of the record date may attend the Special Meeting. The Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically. If you hold your shares of VTAQ Common Stock in your name as a stockholder of record and you wish to attend the Special Meeting, please visit [            hyperlink] and enter the control number found on your proxy card. If your shares of VTAQ Common Stock are held in “street name” in a stock brokerage account or by a bank, broker or other holder of record and you wish to attend the Special Meeting, you must obtain a legal proxy from the bank, broker or other holder of record in order to vote your shares electronically at the Special Meeting. You may also attend the meeting telephonically by dialing 1-877-770-3647 (toll-free within the United States and Canada) or +1-312-780-0854 (outside of the United States and Canada, standard rates apply). The passcode for telephone access is [            passcode]#, but please note that you will not be able to vote or ask questions if you choose to participate telephonically.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact Okapi Partners, the proxy solicitation agent for VTAQ, by calling (877) 869-0171 or via email at info@okapipartners.com. This notice of Special Meeting is, and the proxy statement/prospectus relating to the Business Combination will be, available at [            hyperlink].

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax considerations of the Business Combination to U.S. Holders (as defined below) and Non-U.S. Holders (as defined below, together with U.S. Holders, the “holders”) of shares of Common Stock (i) that hold New Presto Common Stock following the adoption of the Proposed Charter in connection with the Business Combination or (ii) that elect to have their shares of Common Stock redeemed for cash, if the Business Combination is completed. This summary applies only to holders who hold their Common Stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary is general in nature and does not constitute tax advice. Further, this discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a holder in light of a holder’s particular circumstances and the different consequences that may apply if a holder is subject to special rules under U.S. federal income tax law that apply to certain types of investors, such as:

•        broker-dealers;

•        dealers or traders subject to mark-to-market method of accounting with respect to the Common Stock;

•        tax-exempt organizations;

•        governments or agencies or instrumentalities thereof;

•        banks, insurance companies or other financial service entities;

•        real estate investment trusts or regulated investment companies;

•        pension funds, retirement plans, individual retirement accounts, or other tax-deferred accounts;

•        persons holding Common Stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•        holders whose functional currency is not the U.S. dollar;

•        “specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        persons who received their shares of Common Stock pursuant to an exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation;

•        persons that own or have owned, directly, indirectly, or constructively, 5% or more (by vote or value) of Common Stock;

•        the Sponsor or its affiliates, officers or directors;

•        former U.S. citizens or former long-term residents of the U.S.;

•        persons required to accelerate the recognition of any item of gross income with respect to shares of Common Stock as a result of such income being recognized on an applicable financial statement; and

•        partnerships (including entities or arrangements classified as partnership for U.S. federal income tax purposes).

This discussion is based upon the Code, regulations promulgated by the U.S. Treasury Department (“Regulations”), current administrative interpretations and practices of the Internal Revenue Service (“IRS”) and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These authorities may change or be subject to differing interpretations, possibly with retroactive effect, and any change could affect the accuracy of the statements and conclusions set forth in this discussion. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the positions described below. No advance ruling has been or will be sought from the IRS regarding any matter in this discussion. This summary does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the tax on net investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

VTAQ has not and does not intend to seek any rulings from the IRS regarding the subjects addressed in this summary. There can be no assurance that the IRS will not take positions inconsistent with the consequences discussed below or that any such positions would not be sustained by a court.

If a partnership (or any entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds Common Stock and VTAQ warrants, the tax treatment of such partnership and any person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold Common Stock and VTAQ warrants and persons that are treated as partners of such partnerships should consult their own tax advisors with respect to the tax consequences to them of the Business Combination or the exercise of redemption rights with respect to the Common Stock.

ALL HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF AN EXERCISE OF REDEMPTION RIGHTS, THE BUSINESS COMBINATION AND OTHER EVENTS DESCRIBED BELOW, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

Adoption of the Proposed Charter

Holders of Common Stock are not expected to recognize any gain or loss under U.S. federal income tax laws as a result of the adoption of the Proposed Charter in connection with the Business Combination. It is expected that each such holder would have the same basis in its New Common Stock after the adoption of the Proposed Charter as that holder has in the corresponding Common Stock immediately prior to the adoption of the Proposed Charter and such holder’s holding period in the New Common Stock would include the holder’s holding period in the corresponding Common Stock. Although the matter is not entirely clear, these consequences to the holders assume, and we intend to take the position, that the adoption of the Proposed Charter does not result in an exchange by the holders of Common Stock for New Common Stock for U.S. federal income tax purposes. If contrary to this characterization, the adoption of the Proposed Charter does result in an exchange, it is expected that such exchange would be treated as a recapitalization for U.S. federal income tax purposes. The consequences to holders of a recapitalization could be different than those discussed above. Each holder should consult its own tax advisor regarding the U.S. federal income tax consequences to it of the adoption of the Proposed Charter in connection with the Business Combination.

The remainder of this discussion assumes that the adoption of the Proposed Charter will not result in an exchange for U.S. federal income tax purposes.

Redemption of Common Stock

In the event that a holder’s shares of Common Stock are redeemed pursuant to the redemption provisions described above under the section entitled “Special Meeting of VTAQ Stockholders — Redemption Rights,” the treatment of a redemption of Common Stock for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of the Common Stock, a U.S. Holder (as defined below) will be treated as described below under the section entitled “— U.S. Holders — Gain or Loss on Redemptions Treated as a Sale or Exchange of Common Stock,” and a Non-U.S. Holder (as defined below) will be treated as described below under the section entitled “— Non-U.S. Holders — Gain or Loss on Redemptions Treated as a Sale or Exchange of Common Stock.” If the redemption does not qualify as a sale of Common Stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. Holder described below under the section entitled “— U.S. Holders — Taxation of Redemptions Treated as Distributions,” and the tax consequences to a Non-U.S. Holder described below under the section entitled “— Non-U.S. Holders — Taxation of Redemptions Treated as Distributions.”

Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder (including any shares of our stock constructively owned by the holder, including shares of our stock constructively held by a holder as a result of owning VTAQ warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination or the PIPE Investment or as a result of the exercise of Rights) relative to all of our shares of stock outstanding both before and after the redemption. The redemption of Common Stock generally will be treated as a sale of the Common Stock (rather than as a corporate distribution) if the redemption (i) results in a “complete termination” of a holder’s interest in VTAQ, (ii) is “not essentially equivalent to a dividend” with respect to the holder or (iii) is a “substantially disproportionate redemption” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a holder must take into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which a holder has an interest or that have an interest in the holder, as well as any shares that the holder has a right to acquire by exercise of an option (such as the Public Warrants or other warrants). Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination, the PIPE Investment or the exercise of Rights generally should be included in determining the U.S. federal income tax treatment of the redemption.

There will be a complete termination of a holder’s interest if either (i) all of the shares of our stock actually and constructively owned by the holder are redeemed or (ii) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other shares of our stock (including any stock constructively owned by the holder as a result of owning warrants). The redemption of Common Stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in VTAQ. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in VTAQ will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over its corporate affairs may constitute such a “meaningful reduction.” In order to meet the “substantially disproportionate” test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of Common Stock must, among other requirements, be less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of Common Stock and the Common Stock to be issued pursuant to the Business Combination or the PIPE Investment). Holders are urged to consult with their tax advisor as to the tax consequences of a redemption.

If none of the foregoing tests are satisfied, then the redemption proceeds will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. Holder will be as described below under the section entitled “— U.S. Holders — Taxation of Redemptions Treated as Distributions,” and the tax effects to such a Non-U.S. Holder will be as described below under the section entitled “— Non-U.S. Holders — Taxation of Redemptions Treated as Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed Common Stock will be added to the holder’s adjusted tax basis in its remaining stock or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other shares constructively owned by it.

Each holder should consult with its own tax advisors as to the tax consequences of a redemption of its Common Stock.

U.S. Holders

This section applies to you if you are a “U.S. Holder” of Common Stock that exercises the redemption rights described above under “Special Meeting of VTAQ Stockholders — Redemption Rights” with respect to your Common Stock. For purposes of this summary, a U.S. Holder means a beneficial owner of Common Stock and/or VTAQ warrants who, or that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state therein or the District of Columbia;

•        an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust (i) that is subject to the primary supervision of a court within the United States and all substantial decisions of which are controlled by one or more U.S. persons or (ii) that has a valid election in effect under applicable Regulations to be treated as a U.S. person.

Taxation of Redemptions Treated as Distributions

If the redemption of a U.S. Holder’s Common Stock does not qualify as a sale of Common Stock, a U.S. Holder will be treated as receiving a distribution from VTAQ. A U.S. Holder generally will be required to include in gross income as dividends the amount of proceeds received in connection with such a redemption to the extent the distribution is paid out of VTAQ’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will be treated as a return of capital that will be applied against and reduce a U.S. Holder’s adjusted tax basis in its shares of Common Stock (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described below under the section entitled“— U.S. Holders — Gain or Loss on Redemptions Treated as a Sale or Exchange of Common Stock.”

Dividends paid to a U.S. Holder that is taxable as a corporation for U.S. federal income tax purposes, generally will qualify for the dividends-received deduction allowed to domestic corporations in respect of dividends received from other domestic corporations so long as the U.S. Holder satisfies the holding period requirement for the dividends-received deduction. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividend income” that will, under current law, be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Common Stock may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate U.S. holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Gain or Loss on Redemptions Treated as a Sale or Exchange of Common Stock

If a redemption of a U.S. Holder’s shares of our Common Stock qualifies as a sale for U.S. federal income tax purposes, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received in the redemption and (ii) the U.S. Holder’s adjusted tax basis in the Common Stock so redeemed. A U.S. Holder’s adjusted tax basis in its Common Stock generally will equal the U.S. Holder’s acquisition cost less any prior distributions paid to such U.S. Holder with respect to its shares of Common Stock treated as a return of capital.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Common Stock so redeemed exceeds one year. It is unclear, however, whether the redemption rights with respect to the VTAQ Common Stock may suspend the running of the applicable holding period for this purpose. If the running of the holding period for the VTAQ Common Stock is suspended, then non-corporate U.S. holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any gain on a sale or taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible for preferential rates of taxation. The deductibility of capital losses is subject to limitations.

U.S. Holders who hold different blocks of Common Stock (including as a result of holding different blocks of shares of Common Stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Non-U.S. Holders

The discussion below applies to you if you are a “Non-U.S. Holder” of Common Stock that exercises the redemption rights described above under the section entitled “Special Meeting of VTAQ Stockholders — Redemption Rights” with respect to your Common Stock. For purposes of this summary, a Non-U.S. Holder means a beneficial owner of Common Stock and/or VTAQ warrants (other than a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Taxation of Redemptions Treated as Distributions

If the redemption of a Non-U.S. Holder’s Common Stock does not qualify as a sale or exchange of Common Stock as discussed above under the section entitled “— Redemption of Common Stock,” a Non-U.S. Holder will be treated as receiving a distribution from VTAQ, which distribution will be treated as a dividend to the extent the distribution is paid out of VTAQ’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends generally will not be subject to U.S. federal net income tax, unless the dividends are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and are attributable to a U.S. permanent establishment if an applicable income tax treaty so requires), but the gross amount of such dividends will be subject to a withholding tax at a rate of 30% unless the Non-U.S. Holder is eligible for a reduced rate of withholding under an applicable income tax treaty and the Non-U.S. Holder provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Distributions in excess of such earnings and profits generally will be treated as a return of capital that will be applied against and reduce the Non-U.S. Holder’s adjusted tax basis in its shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described below under the section entitled “— Gain or Loss on Redemptions Treated as a Sale or Exchange of Common Stock.”

Dividends that are effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and are attributable to a permanent establishment or fixed base that the Non-U.S. Holder maintains in the United States, if an applicable treaty so requires) generally will be subject to U.S. federal net income tax at the same regular U.S. federal income tax rates applicable to a U.S. Holder of the same type and, if the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, may also be subject to an additional “branch profits tax” at a 30% rate or a lower applicable tax treaty rate.

Because it may not be certain at the time a Non-U.S. Holder is redeemed whether such Non-U.S. Holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and because such determination will depend in part on a Non-U.S. Holder’s particular circumstances, we or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. Holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, we or the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. Holder in redemption of such Non-U.S. Holder’s Common Stock, unless (i) VTAQ or the applicable withholding agent have established special procedures allowing Non-U.S. Holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. Holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. Holders are not treated as receiving a dividend under the Section 302 tests described above under the section entitled “— Redemption of Common Stock”). However, there can be no assurance that VTAQ or any applicable withholding agent will establish such special certification procedures. If VTAQ or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. Holder, such Non-U.S. Holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.

The withholding tax described above does not apply to dividends paid to a Non-U.S. Holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. Holder that is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable income tax treaty rate).

Gain or Loss on Redemptions Treated as a Sale or Exchange of Common Stock

If the redemption of a Non-U.S. Holder’s Common Stock qualifies as a sale or exchange of such shares, the Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on such redemption unless:

•        such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and is attributable to a permanent establishment or fixed base that the Non-U.S. Holder maintains in the United States, if an applicable income tax treaty so requires), in which case the Non-U.S. Holder generally will be subject to U.S. federal net income tax on such gain at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, also may be subject to an additional “branch profits tax” at a 30% rate or a lower applicable tax treaty rate;

•        the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the redemption and certain other conditions are met, in which case the Non-U.S. Holder will be subject to a 30% tax on its net capital gain for the year; or

•        VTAQ is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the redemption or the period during which the Non-U.S. Holder held Common Stock and, in the case where the Common Stock is traded on an established securities market, the Non-U.S. Holder has owned, directly or constructively, more than 5% of the Common Stock outstanding at any time within the shorter of the five-year period or its holding period for the Common Stock. VTAQ does not believe that VTAQ is or has been a U.S. real property holding corporation.

All holders of Common Stock are urged to consult their tax advisors with respect to the tax consequences of a redemption of Common Stock in their particular circumstances, including tax return reporting requirements, the applicability and effect of the alternative minimum tax and tax on net investment income, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, non-U.S. or other tax laws.

Information Reporting and Backup Withholding

Proceeds received in connection with the redemption of Common Stock may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules; provided that the required information is timely furnished to the IRS and other applicable requirements are met.

FATCA Withholding Taxes

Sections 1471 through 1474 of the Code, together with the Regulations and other official IRS guidance issued thereunder (commonly referred to as “FATCA”), generally impose withholding (separate and apart from, but without duplication of, withholding taxes described above) at a rate of 30% on payments of dividends (including constructive dividends and any amounts treated as dividends received pursuant to a redemption of stock) on Common Stock, as well as gross proceeds of a sale or other disposition of Common Stock, paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the U.S. and an applicable foreign country may modify these requirements. Accordingly, the entity through which Common Stock is held will affect the determination of whether such withholding is required. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). The U.S. Treasury has released proposed Regulations which, if finalized in their proposed form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of Common Stock. The preamble to such proposed Regulations states that taxpayers may generally rely on the proposed Regulations until final Regulations are issued. All holders are urged to consult their tax advisors regarding the effects of FATCA on their investment.

PROPOSAL NO. 2
THE CHARTER AMENDMENT PROPOSAL

Overview

In connection with the Business Combination, VTAQ proposes to amend the Current Charter with the Proposed Certificate of Incorporation in the form attached to this proxy statement/prospectus as Annex B. If the Business Combination and the Charter Amendment Proposal are approved, the Proposed Charter would replace the Current Charter.

The effectiveness of the Charter Amendment Proposal is conditioned on the approval of the Business Combination Proposal and the other condition precedent proposals. Therefore, if the Business Combination Proposal is not approved, the Charter Amendment Proposal will have no effect, even if approved by the VTAQ Stockholders.

Change of Name and Removal of Special Purpose Acquisition Company Provisions

The Proposed Certificate of Incorporation would adopt the name “Presto Technologies, Inc.” and remove certain provisions related to VTAQ’s status as a special purpose acquisition company that will no longer be relevant following the Closing.

	Current Charter	Proposed Certificate of Incorporation	Reason for the Proposed Change
Name	Ventoux CCM Acquisition Corp.	Presto Technologies, Inc.	The change in name will reflect the identity of New Presto’s business following the consummation of the Business Combination.
Provisions Specific to Special Purpose Acquisition Companies

The Existing Certificate of Incorporation sets forth various provisions related to VTAQ’s operations as a special purpose acquisition company prior to the consummation of an initial business combination, including the time period during which VTAQ must consummate its initial business combination or wind up and liquidate if it does not, conversion rights for holders of IPO Shares upon the consummation of its initial business combination, the creation of, and distributions from, the Trust Account, and share issuances prior to its initial business combination.

None.

The provisions of the Existing Certificate of Incorporation that relate to the operation of VTAQ as a special purpose acquisition company prior to the consummation of the business combination would not be applicable to New Presto and would serve no purpose following the Business Combination.

Authorized Capital Stock

The Proposed Certificate of Incorporation would authorize capital stock of New Presto, which will be greater in number than the authorized capital stock of VTAQ and authorize the issuance of preferred stock.

	Current Charter	Proposed Certificate of Incorporation	Reason for the Proposed Change
Capitalization

The total number of authorized shares of all classes of capital stock is 51,000,000, of which 50,000,000 shares shall be common stock, par value $0.0001 per share (“Common Stock”), and 1,000,000 shares shall be preferred stock, par value $0.0001 per share (“Preferred Stock”)

The total number of authorized shares of all classes of capital stock is 181,500,000 shares, consisting of two classes: 180,000,000 shares of Common Stock, and 1,500,000 shares of Preferred Stock.

The Board believes that the greater number of authorized shares of capital stock is important and desirable for New Presto (i) to have sufficient shares to issue to the stock to the Presto Inc. stockholders as consideration for the Business Combination, (ii) to have available for issuance a number of authorized shares of common stock sufficient to support New Presto’s growth and (iii) to provide flexibility for future corporate needs, including as part of financing for future growth acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans.

Amendment of Bylaws

The Proposed Certificate of Incorporation would require the affirmative vote of at least a majority of the New Presto Board or the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of the Post-Combination Company (the “Combined Entity”) entitled to vote generally in the election of directors, voting together as a single class to amend or repeal the bylaws of New Presto (the “New Presto’s Bylaws”). New Presto’s Bylaws that will be in effect upon the Closing of the Business Combination are attached as Annex C to this proxy statement/prospectus/consent solicitation statement.

	Current Charter	Proposed Certificate of Incorporation	Reason for the Proposed Change
Adoption, Amendment or Repeal of Bylaws

The Board of Directors shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the by-laws of the Corporation as provided in the by-laws of the Corporation.

New Presto’s Bylaws may be amended or repealed (i) by a majority of the members of New Presto’s Whole Board or (ii) by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of New Presto entitled to vote generally in the election of directors, voting together as a single class.

The Board believes that requiring two-thirds of the outstanding voting power in order to adopt, amend or repeal New Presto’s Bylaws is appropriate at this time to protect all stockholders of New Presto against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of New Presto.

Removal of Directors

Under the Proposed Certificate of Incorporation, subject to the special rights of the holders of any series of Preferred Stock, no director may be removed from the Board except for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding shares of capital stock of New Presto entitled to vote generally in the election of directors voting together as a single class.

	Current Charter	Proposed Certificate of Incorporation	Reason for the Proposed Change
Removal of Directors	Does not reference how a director may be removed.

Subject to the special rights of the holders of any series of Preferred Stock, no director may be removed from the Board except for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding shares of capital stock of New Presto entitled to vote generally in the election of directors voting together as a single class

The Board believes that allowing a supermajority of stockholders to remove a director from office is a prudent corporate governance measure to reduce the possibility that a relatively small number of stockholders could seek to implement a sudden and opportunistic change in control of the New Presto Board without the support of the then incumbent board of directors. These changes will enhance the likelihood of continuity and stability in the composition of the New Presto Board, avoid costly takeover battles, reduce New Presto’s vulnerability to a hostile change of control and enhance the ability of the New Presto Board to maximize stockholder value in connection with any unsolicited offer to acquire New Presto.

Supermajority Vote for Certain Amendments

The Proposed Certificate of Incorporation would require, unless two-thirds of the New Presto Board approves such an amendment or repeal of the following provisions, the vote of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of New Presto entitled to vote generally in the election of directors, voting together as a single class to amend or repeal certain provisions in the Proposed Charter relating to (i) the powers, privileges, rights, qualifications, limitations and restrictions of New Presto preferred stock, (ii) New Presto’s Board structure, (iii) the limited liability of New Presto directors, (ii) the process to amend New Presto’s Bylaws, (iii) stockholder meetings, (iv) forum selection, (v) corporate opportunity, (vi) severability of provisions in the Proposed Charter and (vii) indemnification (the “Supermajority Provisions”).

	Current Charter	Proposed Certificate of Incorporation	Reason for the Proposed Change
Supermajority Vote to Amend or Repeal Certain Provisions of Certificate of Incorporation	None.

Unless two-thirds of the New Presto Board approves such an amendment or repeal of the Supermajority Provisions, the vote of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of New Presto entitled to vote generally in the election of directors, voting together as a single class to amend or repeal certain provisions in the Proposed Charter relating to the Supermajority Provisions.

The Board believes that supermajority voting requirements are appropriate at this time to protect all stockholders of New Presto against the potential self-interested actions by one or a few large stockholders.

Ability to Call Special Meetings of Stockholders

The Proposed Certificate of Incorporation would require that special meetings of stockholders may only be called by the board of directors and not by stockholders, subject to any special rights of the holders of preferred stock.

	Current Charter	Proposed Certificate of Incorporation	Reason for the Proposed Change
Ability to Call Special Meetings of Stockholders	None.

Special meetings of stockholders of New Presto may be called only by the Chairperson of the Board, the Chief Executive Officer or the Board acting pursuant to a resolution adopted by a majority of the Whole Board, and may not be called by any other person or persons.

The Board believes that stockholder-called special meetings could cause New Presto to incur substantial expense, be disruptive to its business operations and to long-term stockholder interests and divert the focus of the New Presto Board and executive officers from effectively managing on behalf of all stockholders. The ability of stockholders to call special meetings could also lead to potential abuses and waste of limited corporate resources. In addition, current laws and rules applicable to New Presto also afford stockholders opportunities to express their views on key corporate actions.

Classify the New Presto Board into Three Classes of Directors

The proposed Certificate of Incorporation would classify the New Presto Board into three classes of directors.

	Current Charter	Proposed Certificate of Incorporation	Reason for the Proposed Change
New Presto Board classified into three classes of directors.	None.

The New Presto Board will be classified into three classes, with each class consisting, as nearly as may be possible, of one third of the total number of directors constituting the whole board. Each director shall hold office for a three-year term or until the next annual meeting of stockholders at which such director’s class is up for election or his or her earlier resignation, removal or death, with the term for Class I directors expiring at the annual meeting of stockholders to be held in 2022, the term of the Class II directors expiring at the annual meeting of stockholders to be held in 2023 and the term of the Class III directors expiring at the annual meeting of stockholders to be held in 2024

The Board believes that a classified board structure may provide increased board continuity and stability and encourage directors to focus on the long-term productivity of New Presto. Additionally, classified boards may provide additional protections against unwanted, and potentially unfair and abusive, takeover attempts and proxy contests, as they make it more difficult for a substantial stockholder to gain control of a board of directors without the cooperation or approval of incumbent directors.

Action of the Stockholders of New Presto to Occur Only at Annual and Special Meetings and Not By Written Consent

The proposed Certificate of Incorporation would only permit action of the stockholders of New Presto to occur at annual or special meetings and not by written consent.

	Current Charter	Proposed Certificate of Incorporation	Reason for the Proposed Change
New Presto stockholder action only permitted at annual or special meetings.	None.	Action to be taken by the stockholders of New Presto shall only occur at the annual or special meetings of the stockholders and not by written consent.

The Board believes that eliminating stockholders’ ability to act by written consent will reduce the time and effort our board of directors and management would need to devote to stockholder proposals, which could distract the focus of the New Presto Board and executive officers and be disruptive to business operations and to long-term stockholder interests. Eliminating stockholders’ ability to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors, or alter or amend New Presto’s organizational documents outside of a duly called special or annual meeting of the stockholders. In addition, this change may reduce New Presto’s vulnerability to a hostile change of control by forcing a potential acquirer to take control of the New Presto Board only at a duly called special or annual meeting and increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the New Presto Board.

Vote Required for Approval

The Charter Amendment Proposal will be approved and adopted if the holders of a majority of the shares of VTAQ Common Stock outstanding vote “FOR” the Charter Amendment Proposal. Failure to vote by proxy or to vote in person online at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Charter Amendment Proposal.

The Charter Amendment Proposal is conditioned upon the approval of the Business Combination Proposal and Closing of the Business Combination. If the Business Combination Proposal is not approved, the Charter Amendment Proposal will have no effect even if approved by our stockholders. Approval of the Charter Amendment Proposal is a condition to the Closing of the Business Combination.

A copy of the Proposed Certificate of Incorporation, as will be in effect assuming approval of the Charter Amendment Proposal, Closing of the Business Combination and filing with the Secretary of State of the State of Delaware, is attached to this proxy statement/prospectus/consent solicitation statement as Annex B.

If the Charter Amendment Proposal is not approved, the Business Combination will not occur.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR”
THE APPROVAL OF THE CHARTER AMENDMENT PROPOSAL.

PROPOSAL NO. 3
THE GOVERNANCE PROPOSAL

Overview

In connection with the Business Combination, VTAQ is asking its stockholders to vote, on a non-binding advisory basis, on proposals to approve eight separate governance provisions contained in the Proposed Certificate of Incorporation. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Amendment Proposal but, pursuant to SEC guidance, VTAQ is required to submit these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on VTAQ or the Board (separate and apart from the approval of the Charter Amendment Proposal). In the judgment of the Board, these provisions are necessary to adequately address the needs of the post- combination company. Furthermore, the Business Combination is not conditioned on the separate approval of any or all of the six separate proposals contained in Governance Proposal (separate and apart from approval of the Charter Amendment Proposal).

The Reason for the Governance Proposal

VTAQ’s reason for each of the governance proposals is described in The Charter Amendment Proposal section directly above. The purpose of the Governance Proposal is to obtain the approval, on a non-binding advisory basis, from the VTAQ stockholders on each of the six separate changes to the Current Charter contained in the Governance Proposal.

The Governance Proposal, consisting of eight separate governance proposals, to its stockholders to consider and vote upon, on a non-binding advisory basis, that relate to certain material differences between the Current Charter and the Proposed Certificate of Incorporation. Each proposal in the Governance Proposal is included in the Proposed Certificate of Incorporation. The eight separate governance proposals are as follow:

a.      Name Change Amendment — to change VTAQ’s name to “Presto Technologies, Inc.” and to repeal certain provisions that not be applicable to New Presto and would serve no purpose following the Business Combination

The change in name will reflect the identity of New Presto’s business following the consummation of the Business Combination. The provisions of the Existing Certificate of Incorporation that relate to the operation of VTAQ as a special purpose acquisition company prior to the consummation of the business combination would not be applicable to New Presto and would serve no purpose following the Business Combination.

b.      Authorized Share Amendment — to (i) increase the authorized shares of Common Stock from 51,000,000 shares (of which 50,000,000 shares are common stock and 1,000,000 shares are preferred stock, par value $0.0001) to 181,500,000 shares (of which 180,000,000 shares are common stock and 1,500,000 shares are preferred stock, par value $0.0001);

The Board believes that the greater number of authorized shares of capital stock is important and desirable for New Presto (i) to have sufficient shares to issue to the stock to the Presto Inc. stockholders as consideration for the Business Combination, (ii) to have available for issuance a number of authorized shares of common stock sufficient to support New Presto’s growth and (iii) to provide flexibility for future corporate needs, including as part of financing for future growth acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans.

c.      Bylaws Voting Amendment — to require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of New Presto entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend or repeal New Presto’s bylaws;

The Board believes that requiring two-thirds of the outstanding voting power in order to adopt, amend or repeal New Presto’s Bylaws is appropriate at this time to protect all stockholders of New Presto against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of New Presto.

d.      Director Removal Voting — to require, subject to the special rights of the holders of any series of Preferred Stock, that no director may be removed from the Board except for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding shares of capital stock of New Presto entitled to vote generally in the election of directors voting together as a single class;

The Board believes that allowing a supermajority of stockholders to remove a director from office is a prudent corporate governance measure to reduce the possibility that a relatively small number of stockholders could seek to implement a sudden and opportunistic change in control of the New Presto Board without the support of the then incumbent board of directors. These changes will enhance the likelihood of continuity and stability in the composition of the New Presto Board, avoid costly takeover battles, reduce New Presto’s vulnerability to a hostile change of control and enhance the ability of the New Presto Board to maximize stockholder value in connection with any unsolicited offer to acquire New Presto.

e.      Charter Amendment Voting — to require that unless two-thirds of the New Presto Board approves such an amendment or repeal of the Supermajority Provisions, the vote of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of New Presto entitled to vote generally in the election of directors, voting together as a single class to amend or repeal certain provisions in the Proposed Charter relating to the Supermajority Provisions;

The Board believes that supermajority voting requirements are appropriate at this time to protect all stockholders of New Presto against the potential self-interested actions by one or a few large stockholders.

f.       Special Meeting — to require that special meetings of stockholders of New Presto may be called only by the Chairperson of the Board, the Chief Executive Officer or the Board acting pursuant to a resolution adopted by a majority of the Whole Board, and may not be called by any other person or persons.

The Board believes that stockholder-called special meetings could cause New Presto to incur substantial expense, be disruptive to its business operations and to long-term stockholder interests and divert the focus of the New Presto Board and executive officers from effectively managing on behalf of all stockholders. The ability of stockholders to call special meetings could also lead to potential abuses and waste of limited corporate resources. In addition, current laws and rules applicable to New Presto also afford stockholders opportunities to express their views on key corporate actions.

g.      Classified Board — to classify the Board of New Presto into three classes, with each class consisting, as nearly as may be possible, of one third of the total number of directors constituting the whole board. Each director shall hold office for a three-year term or until the next annual meeting of stockholders at which such director’s class is up for election or his or her earlier resignation, removal or death, with the term for Class I directors expiring at the annual meeting of stockholders to be held in 2022, the term of the Class II directors expiring at the annual meeting of stockholders to be held in 2023 and the term of the Class III directors expiring at the annual meeting of stockholders to be held in 2024.

The Board believes that a classified board structure may provide increased board continuity and stability and encourage directors to focus on the long-term productivity of New Presto. Additionally, classified boards may provide additional protections against unwanted, and potentially unfair and abusive, takeover attempts and proxy contests, as they make it more difficult for a substantial stockholder to gain control of a board of directors without the cooperation or approval of incumbent directors.

h.      Actions by Stockholders — to require that stockholders of New Presto only act at annual and special meetings of stockholders and not by written consent;

The Board believes that eliminating stockholders’ ability to act by written consent will reduce the time and effort our board of directors and management would need to devote to stockholder proposals, which could distract the focus of the New Presto Board and executive officers and be disruptive to business operations and to long-term stockholder interests. Eliminating stockholders’ ability to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors, or alter or amend New Presto’s organizational documents outside of a duly called special or annual meeting of the stockholders. In addition, this change may reduce New Presto’s vulnerability to a hostile change of control by forcing a potential acquirer to take control of the New Presto Board only at a duly called special or annual meeting and increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the New Presto Board.

Vote Required for Approval

Approval of each of the Governance Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by VTAQ stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

The Business Combination is not conditioned upon the approval of any or all of the six separate proposals contained in the Governance Proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS
VOTE “FOR” THE APPROVAL OF EACH OF THE SIX SEPARATE PROPOSALS
CONTAINED IN THE GOVERNANCE PROPOSAL.

PROPOSAL NO. 4
THE STOCK ISSUANCE PROPOSAL

VTAQ is seeking stockholder approval for the issuance of (a) up to 95,000,000 shares of New Presto Common Stock in connection with the Merger.

Why VTAQ Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Nasdaq Listing Rules 5635(a), (b), and (c). Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Collectively, VTAQ may issue 20% or more of our outstanding common stock or 20% or more of the voting power, in each case outstanding before the issuance, pursuant to the issuance or potential issuance of common stock in connection with the PIPE Investments. Under Nasdaq Listing Rule 5635(b), stockholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under Nasdaq Listing Rule 5635(c), stockholder approval is required prior to the issuance of securities when a plan or other equity compensation arrangement is established or materially amended.

Effect of the Proposal on Current Stockholders

The issuance of the shares contemplated by the Business Combination and the PIPE Investments would result in significant dilution to our stockholders, and result in our stockholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of VTAQ.

In the event that this proposal is not approved by VTAQ Stockholders, the Business Combination may not be consummated. In the event that this proposal is approved by VTAQ Stockholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of VTAQ Common stock pursuant to the Subscription Agreements, VTAQ will not issue the shares of VTAQ Common stock.

Vote Required for Approval

This proposal is conditioned on the approval of the Business Combination Proposal, the Charter Amendment Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposal and the ESPP Proposal.

The approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting, assuming that a quorum is present. Failure to vote by proxy or to vote online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the Stock Issuance Proposal.

Recommendation of the Board of Directors

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR”
THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

PROPOSAL NO. 5
THE PIPE PROPOSAL

VTAQ is seeking stockholder approval for the issuance of (a) 1,500,000 shares of New Presto Common Stock in connection with the Equity PIPE Investment and (b) shares of New Presto Common Stock that may be issued upon conversion of $55 million of Notes and 1,000,000 shares of New Presto Common Stock that may be issued upon exercise of the Note Financing Warrants in connection with the Debt PIPE Investment, in order to comply with the applicable listing rules of Nasdaq.

Why VTAQ Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Nasdaq Listing Rules 5635(d).

Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the “minimum price” (as such term is used in Nasdaq Listing Rule 5635(d)), if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Effect of the Proposal on Current Stockholders

The issuance of the shares contemplated by the Business Combination and the PIPE Investments would result in significant dilution to our stockholders, and result in our stockholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of VTAQ.

In the event that this proposal is not approved by VTAQ Stockholders, the Business Combination may not be consummated. In the event that this proposal is approved by VTAQ Stockholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of VTAQ Common stock pursuant to the Subscription Agreements, VTAQ will not issue the shares of VTAQ Common stock.

Vote Required for Approval

This proposal is conditioned on the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Stock Issuance Proposal, the Directors Proposal, the Incentive Plan Proposal and the ESPP Proposal.

The approval of the PIPE Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting, assuming that a quorum is present. Failure to vote by proxy or to vote online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the PIPE Proposal.

Recommendation of the Board of Directors

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR”
THE APPROVAL OF THE PIPE PROPOSAL.

PROPOSAL NO. 6
THE DIRECTORS PROPOSAL

Election of Directors

Effective at the Closing, the entire board of directors of New Presto will consist of seven individuals, a majority of whom will be independent directors in accordance with the requirements of Nasdaq. The directors will be classified into three classes, with each director holding office for a three-year term or until the next annual meeting of stockholders at which such director’s class is up for election and where his or her successor is elected and qualified.

VTAQ is proposing the election by stockholders of the following seven (7) individuals, who will take office immediately following the Closing and who will constitute all the members of the Company Board: (i) Krishna K. Gupta, Ed Scheetz and Gail Zauder as Class I directors, (ii) Ilya Golubovich and Rajat Suri as Class II directors, and (iii) Kim Axel Lopdrup and [•] as Class III directors.

If elected, the Class I directors will serve until the first annual meeting of stockholders of the Company to be held following the date of Closing; the Class II directors will serve until the second annual meeting of stockholders of the Company following the date of Closing; and the Class III directors will serve until the third annual meeting of stockholders of the Company to be held following the date of Closing. In addition, Krishna K. Gupta will be designated as Chairman of the Board. Each of Krishna K. Gupta, Ilya Golubovich, Kim Axel Lopdrup and [•] are expected to qualify as an independent director under Nasdaq listing standards.

There are no family relationships among any of the Company’s directors and executive officers.

Each director of the Company will hold office until the expiration of the term for which he or she is elected and until his or her successor has been duly elected and qualified or until his or her earlier resignation, death, disqualification or removal.

If the Business Combination Proposal is not approved, the Directors Proposal will not be presented at the Special Meeting. The appointments of directors resulting from the election will only become effective if the Business Combination is completed.

The Board knows of no reason why any of the nominees will be unavailable or decline to serve as a director. The information presented below is as of the Record Date and is based in part on information furnished by the nominees and in part from the Company’s and Presto’s records.

Information about Director Nominees

For the business biographies of the Director Nominees, please see the section entitled “New Presto Management After The Business Combination — Board of Directors and Management after the Business Combination.”

Required Vote With Respect to the Director Election Proposal

Approval of the Directors Proposal will require the vote by a plurality of the shares of the Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Special Meeting.

This proposal is conditioned on the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal.

If the Business Combination Proposal is not approved, the Directors Proposal will not be presented at the Special Meeting. The Directors Proposal will only become effective if the Business Combination is completed. Approval of the Directors Proposal is a condition to Closing under the Merger Agreement. If the Directors Proposal is not approved, Presto is not required to close the Business Combination.

Recommendation of the Board with Respect to the Director Election Proposal

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE
VTAQ STOCKHOLDERS VOTE “FOR” EACH OF THE NOMINEES SET FORTH IN
THE DIRECTORS PROPOSAL.

PROPOSAL NO. 7
THE INCENTIVE PLAN PROPOSAL

Overview

VTAQ is seeking stockholder approval to adopt the Presto Technologies, Inc. 2022 Incentive Award Plan (the “Incentive Plan”), under which New Presto would be authorized to grant cash and equity incentive awards to certain eligible service providers in order to attract, motivate and retain the talent for which we compete. The Board approved the Incentive Plan subject to stockholder approval. A copy of the Incentive Plan is attached to this proxy statement as Annex D.

Stockholder approval of the Incentive Plan is necessary in order for us to (i) meet the stockholder approval requirements of The Nasdaq Stock Market and (ii) grant incentive stock options (“ISOs”) thereunder. Specifically, approval of the Incentive Plan will constitute approval of the material terms of the Incentive Plan pursuant to the stockholder approval requirements of Section 422 of the Code relating to ISOs.

The Incentive Plan will become effective, if at all, upon the closing of the Business Combination, subject to consummation of the Business Combination and subject to stockholder approval. If the Incentive Plan is not approved by VTAQ’s stockholders, or if the Agreement and Plan of Merger is terminated prior to the consummation of the Business Combination, the Incentive Plan will not become effective and we will not be able to grant equity awards under the Incentive Plan.

Summary of the Incentive Plan

The material terms of the Incentive Plan are summarized below. This summary is qualified in its entirety by reference to the full text of the Incentive Plan, which is attached as Annex D to this proxy statement.

Administration.    A committee of at least two people appointed by the Board (or, if no such committee has been appointed, the Board) (the “Committee”) will administer the Incentive Plan. The Committee will generally have the authority to designate participants, determine the type or types of awards to be granted to a participant, determine the terms and conditions of any agreements evidencing any awards granted under the Incentive Plan, accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards and to adopt, alter and repeal rules, guidelines and practices relating to the Incentive Plan. The Committee will have full discretion to administer and interpret the Incentive Plan and to make any other determinations and/or take any other action that it deems necessary or desirable for the administration of the Incentive Plan, and any such determinations or actions taken by the Committee shall be final, conclusive and binding upon all persons and entities. The Committee may delegate to one or more officers of New Presto or any affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation or election that is the responsibility of or that is allocated to the Committee in the Incentive Plan and that may be so delegated as a matter of law, except for grants of awards to persons subject to Section 16 of the Exchange Act.

Eligibility.    Certain employees, directors, officers, advisors or consultants of New Presto or its affiliates are eligible to participate in the Incentive Plan. Following the consummation of the transaction, it is expected that approximately [            ] employees, consultants, advisors and service providers and all of our non-executive officer directors will be eligible to participate in the Incentive Plan.

Number of Shares Authorized.    The Incentive Plan provides for an aggregate of [            ] shares of New Presto common stock to be delivered, plus any shares representing Optionholder Earnout Shares (as defined in the Merger Agreement) that are forfeited by reason of a termination of service or employment following the effective date, not to exceed an aggregate of [            ] shares.

[The number of shares reserved for issuance under the Incentive Plan will increase automatically on January 1 of each of 2023 through 2032 by the number of shares equal to the lesser of (i) [            ] percent ([            ]%) of the total number of outstanding shares (rounded down to the nearest whole share) of New Presto common stock as of the immediately preceding December 31, or (ii) a number as may be determined by the New Presto Board. Notwithstanding anything to the contrary in the Incentive Plan, no more than [            ] shares of New Presto common stock may be issued pursuant to the exercise of ISOs under the Incentive Plan.

[The maximum aggregate fair market value on the date of grant for awards granted and cash fees paid to any non-employee director pursuant to the Incentive Plan during any fiscal year may not exceed a total value of $[            ], provided that the non-employee directors who are considered independent (under the rules of The Nasdaq Stock Market or other securities exchange on which the shares of New Presto common stock are traded) may make exceptions to this limit (up to $[            ]) for a non-executive chair of the Board, if any, or the chair of a committee of the Board, in which case the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.]

Shares of New Presto common stock underlying awards under the Incentive Plan that are forfeited, canceled, expire unexercised or are settled in cash will be available again for new awards under the Incentive Plan. If there is any change in our corporate capitalization, the Committee in its sole discretion may make substitutions or adjustments to the number of shares of New Presto common stock reserved for issuance under the Incentive Plan, the number of shares of New Presto common stock covered by awards then outstanding under the Incentive Plan, the limitations on awards under the Incentive Plan, the exercise price of outstanding options and such other equitable substitutions or adjustments as it may determine appropriate.

The Incentive Plan will have a term of not more than ten (10) years from the date it is approved by stockholders, and no further awards may be granted under the Incentive Plan after that date, provided, however, in the case of an ISO, no ISO shall be granted on or after ten (10) years from the earlier of (i) the date the Incentive Plan is approved by the Board and (ii) date VTAQ’s stockholders approve the Incentive Plan.

Awards Available for Grant.    The Committee may grant awards of nonqualified stock options, ISOs, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), other stock-based awards, other cash-based awards, dividend equivalents, and/or performance compensation awards or any combination of the foregoing.

Stock Options and Stock Appreciation Rights.    Stock options provide for the purchase of shares of New Presto common stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a stock option or SAR may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

Restricted Stock.    Restricted stock is an award of nontransferable shares of New Presto common stock that are subject to certain vesting conditions and other restrictions.

RSUs.    RSUs are contractual promises to deliver shares of New Presto common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of common stock prior to the delivery of the underlying shares (i.e., dividend equivalent rights). The Committee may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to RSUs will be determined by the Committee, subject to the conditions and limitations contained in the Incentive Plan.

Other Stock or Cash-Based Awards.    Other stock or cash based awards are awards of cash, fully vested shares of New Presto common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of New Presto common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled.

Dividend Equivalents.    Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of New Presto common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of the dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the Committee.

Performance Awards.    Performance awards granted pursuant to the Incentive Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of New Presto common stock, that may be settled in cash, property or by issuance of those shares subject to the satisfaction or achievement of specified performance conditions.

Transferability.    Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable aw, by the participant’s guardian or legal representative and may not be otherwise assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. The Committee, however, may permit awards (other than ISOs) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability company whose partners or stockholders are the participant and his or her family members or anyone else approved by it.

Amendment and Termination; Repricing.    In general, our Board may amend, alter, suspend, discontinue or terminate the Incentive Plan at any time. However, stockholder approval to amend the Incentive Plan may be necessary if the law or the Incentive Plan so requires. No amendment, alteration, suspension, discontinuance or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient. Stockholder approval will not be required for any amendment that reduces the exercise price of any stock option or SAR, or cancels any stock option or SAR that has an exercise price that is greater than the then-current fair market value of New Presto common stock in exchange for cash, other awards or stock options or SARs with an exercise price per share that is less than the exercise price per share of the original stock options or SARs.

Adjustments; Corporate Transactions.    In the event of certain capitalization events or corporate transactions (as set forth in the Incentive Plan), including the consummation of a merger or consolidation of New Presto with another corporation, the Committee may adjust the number of shares of New Presto common stock or other securities of New Presto (or number and kind of other securities or other property) subject to an award, the exercise or strike price of an award, or any applicable performance measure, and may provide for the substitution or assumption of outstanding awards in a manner that substantially preserves the terms of such awards, the acceleration of the exercisability or lapse of restrictions applicable to outstanding awards and the cancellation of outstanding awards in exchange for the consideration received by stockholders of New Presto in connection with such transaction.

Form S-8

Following the consummation of the Business Combination, when permitted by SEC rules, we intend to file with the SEC a registration statement on Form S-8 covering the Common Stock of New Presto issuable under the Incentive Plan.

Certain United States Federal Income Tax Aspects

The following is a general summary under current law of the principal U.S. federal income tax consequences related to awards under the Incentive Plan applicable to U.S. participants. This summary deals with the general federal income tax principles that apply (based upon provisions of the Code and the applicable Treasury Regulations issued thereunder, as well as judicial and administrative interpretations under the Code and Treasury Regulations, all as in effect as of the date of this proxy statement, and all of which are subject to change (possibly on a retroactive basis) or different interpretation) and is provided only for general information. Other kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

Non-Qualified Stock Options.    If a participant is granted a non-qualified stock option under the Incentive Plan, the participant should not have taxable income on the grant of the option. Generally, the participant should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The participant’s basis in the common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of New Presto common stock on the date the participant exercises such option. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction, subject to applicable limitations, at the same time and for the same amount as the participant recognizes as ordinary income. Any subsequent gain or loss generally will be taxable as long-term or short-term capital gain or loss for which we generally should not be entitled to a deduction.

Incentive Stock Options.    A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of New Presto common stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. The federal alternative minimum tax may produce significant tax repercussions depending upon the participant’s particular tax status.

If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any corresponding deduction. If the holding period requirements are not met, the ISO will be treated as a nonqualified stock option, and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. In addition, to the extent that the fair market value (determined as of the date of grant) of the shares with respect to which a participant’s ISOs are exercisable for the first time during any year exceeds $100,000, the ISOs for the shares over $100,000 will be treated as nonqualified stock options, and not ISOs, for federal tax purposes, and the participant will recognize income as if the ISOs were actually nonqualified stock options. We are not entitled to a tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

Stock Appreciation Rights.    Generally, a participant will recognize ordinary income upon the receipt of payment pursuant to SARs in an amount equal to the aggregate amount of cash and the fair market value of any common stock received. Subject to applicable limitations, we or our subsidiaries or affiliates generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant’s income.

Restricted Stock.    A participant should not have taxable income on the grant of unvested restricted stock, nor will we or our subsidiaries or affiliates then be entitled to any deduction, unless the participant makes a valid election under Section 83(b) of the Code (discussed below). However, when restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the participant generally will recognize ordinary income, and we or our subsidiaries or affiliates generally will be entitled to a corresponding deduction, subject to applicable limitations, in an amount equal to the difference between the fair market value of the shares at the date such restrictions lapse and the purchase price, if any, paid for the restricted stock.

If the participant makes a valid election under Section 83(b) of the Code with respect to restricted stock, the participant generally will recognize ordinary income at the date of issuance of the restricted stock in an amount equal to the difference, if any, between the fair market value of the shares on that date and the purchase price, if any, paid for the restricted stock, and we or our subsidiaries or affiliates generally will be entitled to a deduction for the same amount, subject to applicable limitations.

Restricted Stock Units.    A participant generally will not recognize taxable income at the time of the grant of restricted stock units, and neither we nor our subsidiaries or affiliates will be entitled to a deduction at that time. When a restricted stock unit is paid, whether in cash or common stock, the participant will have ordinary income equal to the fair market value of the shares delivered or the cash paid, and we or our subsidiaries or affiliates generally will be entitled to a corresponding deduction, subject to applicable limitations.

Other Stock-Based Awards; Other Cash-Based Awards; Dividend Equivalents.    Generally, the granting of other stock-based awards, other cash-based awards, or dividend equivalent rights should not result in the recognition of taxable income by the recipient or a tax deduction by us, our subsidiaries, or affiliates. The payment or settlement of other stock-based awards, other cash-based awards, or dividend equivalent rights generally should result in immediate recognition of taxable ordinary income by the recipient, equal to the amount of any cash paid (before applicable tax withholding) or the then-current fair market value of any common stock received, and a corresponding tax deduction by us, subject to applicable limitations. If the shares covered by the award are not transferable and subject to a substantial risk of forfeiture, the tax consequences to the participant and to us generally will be similar to the tax consequences of restricted stock awards, as described above. If any other stock-based award consists of unrestricted shares, the recipient of those shares generally will immediately recognize as taxable ordinary income the fair market value of those shares on the date of the award, and we generally will be entitled to a corresponding tax deduction, subject to applicable limitations.

Federal Tax Withholding.    Any ordinary income realized by a participant upon the granting, vesting, exercise, or conversion of an award under the Incentive Plan, as applicable, is subject to withholding of federal, state, and local income taxes and to withholding of the participant’s share of tax under the Federal Insurance Contribution Act and the Federal Unemployment Tax Act. To satisfy our federal income tax withholding requirements, we (or, if applicable, any of our subsidiaries or affiliates) will have the right to require, as a condition to delivery of any certificate for shares of New Presto common stock or the registration of the shares in the participant’s name, that the participant remit to us an amount sufficient to satisfy the withholding requirements. Alternatively, we may withhold a portion of the shares (valued at fair market value) that otherwise would be issued to the participant to satisfy all or part of the withholding tax obligations or may, if we consent, accept delivery of shares with an aggregate fair market value that equals or exceeds the required tax withholding amount. Withholding does not represent an increase in the participant’s total income tax obligation because it is fully credited toward his or her tax liability for the year. Additionally, withholding does not affect the participant’s tax basis in the shares. Compensation income realized and tax withheld will be reflected on Forms W-2 supplied by us to employees no later than January 31 of the following year. Deferred compensation that is subject to Section 409A of the Code (discussed below) will also be subject to certain federal income tax withholding and reporting requirements.

Parachute Payments.    If an individual’s rights under the Incentive Plan are accelerated as a result of a change in control and the individual is a “disqualified individual” under Section 280G of the Code, the value of any such accelerated rights received by such individual may be included in determining whether or not such individual has received an “excess parachute payment” under Section 280G of the Code, which could result in (i) the imposition of a 20% federal excise tax (in addition to federal income and employment taxes, if applicable) payable by the individual on the value of such accelerated rights and (ii) the loss by us of a compensation deduction.

Section 409A of the Code.    Certain types of awards under the Incentive Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest penalties and additional state taxes). To the extent applicable, the Incentive Plan and awards granted under the Incentive Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Treasury Regulations and other authoritative guidance that may be issued under Section 409A of the Code. To the extent determined necessary and appropriate by the Committee, the Incentive Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

New Plan Benefits

Grants of awards under the Incentive Plan are subject to the discretion of the Committee and are not currently determinable. The value of the awards granted under the Incentive Plan will depend on a number of factors, including the fair market value of New Presto common stock on future dates, the exercise decisions made by the participants and the extent to which any applicable performance goals necessary for vesting or payment are achieved.

Vote Required for Approval

The approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting, assuming that a quorum is present. Failure to vote by proxy or to vote online at the Special Meeting or an abstention from voting will have no effect on the outcome of the vote on the Incentive Plan Proposal. This proposal is conditioned on the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal and the ESPP Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT VTAQ
STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 8
THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL

Overview

VTAQ is seeking stockholder approval to adopt the Presto Technologies, Inc. 2022 Employee Stock Purchase Plan (the “ESPP”), under which New Presto would be authorized to grant cash and equity incentive awards to certain eligible service providers in order to attract, motivate and retain the talent for which we compete. The Board approved the ESPP subject to stockholder approval. A copy of the ESPP is attached to this proxy statement as Annex E.

The purpose of the ESPP is to assist eligible employees of New Presto and its participating subsidiaries in acquiring a stock ownership interest in New Presto pursuant to a plan which is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code.

The ESPP will become effective, if at all, upon the closing of the Business Combination, subject to consummation of the Business Combination and subject to stockholder approval. If the ESPP is not approved by VTAQ’s stockholders, or if the Agreement and Plan of Merger is terminated prior to the consummation of the Business Combination, the ESPP will not become effective.

Summary of the Material Provisions of the ESPP

The material terms of the ESPP are summarized below. This summary is qualified in its entirety by reference to the full text of the ESPP, which is attached as Annex E to this proxy statement.

Administration.    The compensation committee will administer the ESPP subject to the terms and conditions of the ESPP. Among other things, the compensation committee will have the authority to determine eligibility for participation in the ESPP, designate separate offerings under the ESPP, designate participating corporations and construe, interpret and apply the terms of the ESPP.

Eligibility.    Employees eligible to participate in any offering pursuant to the ESPP generally include any employee who is employed by New Presto at the beginning of the applicable offering period. However, any employee who owns (or is deemed to own as a result of attribution) 5% or more of the total combined voting power or value of all classes of New Presto capital stock, or the capital stock of one of New Presto’s qualifying subsidiaries in the future, or who will own such amount as a result of participation in the ESPP, will not be eligible to participate in the ESPP. The compensation committee may impose additional restrictions on eligibility from time to time. Following the Closing, New Presto is expected to have approximately [            ] employees who will be eligible to participate in the ESPP.

Share reserve.    An aggregate of [            ] shares of New Presto common stock will be reserved and available for sale under the ESPP. The aggregate number of shares reserved for sale under the ESPP will increase automatically on January 1 of each of 2023 through 2032 by a number of shares equal to the lesser of one percent (1%) of the total number of outstanding shares of New Presto common stock as of the immediately preceding December 31 or a number of shares as may be determined by the New Presto Board or the compensation committee. The aggregate number of shares issued over the term of the ESPP, subject to adjustments for stock-splits, recapitalizations or similar events, may not exceed [            ].

Offering Periods.    Under the ESPP, eligible employees will be offered the option to purchase shares of New Presto common stock at a discount over a series of offering periods. Each offering period may itself consist of one or more purchase periods. The default offering period will be six (6) months in duration, with new offering periods commencing on or about January 1 and July 1 of each year. The committee will have the authority to change the duration, frequency, start and end dates of offering periods, provided that no offering period may be longer than 27 months.

Enrollment.    New participants may enroll by submitting an enrollment form prior to the start of an offering period. Once an employee is enrolled, participation will be automatic in subsequent offering periods. An employee’s participation automatically ends upon a termination of employment for any reason, and an employee may withdraw from an offering period at any time without affecting his or her eligibility to participate in future offering periods.

Offerings; Contributions.    Under the ESPP, eligible employees will be offered the option to purchase shares of New Presto common stock at a discount over a series of offering periods by accumulating funds through payroll deductions, unless the compensation committee determines that contributions may be made in another form, of between 1% and 15% of the employee’s compensation. The purchase price for shares of New Presto common stock purchased under the ESPP will be 85% of the lesser of the fair market value of New Presto common stock on (i) the first business day of the applicable offering period and (ii) the date of purchase. However, no participant may purchase more than 5,000 shares on any one purchase date. In addition, no participant will have the right to purchase our shares in an amount, when aggregated with purchase rights under all of New Presto’s employee stock purchase plans that are also in effect in the same calendar year, that has a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which that right is outstanding.

Adjustments.    If the number or class of outstanding shares of New Presto common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or similar change in our capital structure without consideration, then the compensation committee will equitably adjust the number and class of New Presto common stock that is available under the ESPP, the purchase price and number of shares any participant has elected to purchase under the ESPP, as well as the maximum number of shares which may be issued to any one participant under the ESPP.

Corporate Transactions.    If we experience a corporate transaction (as defined in the ESPP), and the successor corporation refuses to assume or substitute outstanding options in an ongoing offering period, then any offering period that commenced prior to the closing of the proposed corporate transaction will be shortened and terminated on a new purchase date. The new purchase date will be on or prior to the closing of the proposed corporate transaction.

Transferability.    A participant may not transfer rights granted under the ESPP other than by will or the laws of descent and distribution, and such rights are generally exercisable only by the participant.

Amendment; Termination.    The compensation committee may amend, suspend, or terminate the ESPP at any time without stockholder consent, except as required by law. The ESPP will continue until the earlier to occur of termination of the ESPP by the board of directors or the tenth anniversary of the effective date of the ESPP.

New Plan Benefits

Since participation in the ESPP is voluntary and benefits under the ESPP depend on contribution elections and the fair market value of the shares of New Presto common stock on various future dates, the benefits or amounts that will be received by or allocated to any individual or group of individuals under the ESPP in the future are not determinable and no awards have been granted that are contingent on stockholder approval of the ESPP.

Summary of Federal Income Tax Consequences

The material U.S. federal income tax consequences of the ESPP under current income tax law are summarized in the following discussion which deals with the general tax principles applicable to the ESPP, and is intended for general information only. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Other federal taxes and foreign, state and local income taxes, and employment, estate and gift tax considerations, are not discussed, and may vary depending on individual circumstances and from locality to locality.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the ESPP. In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant generally will be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them.

If the shares are sold or disposed of more than two years from the date of grant and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or the participant’s estate) will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition (or death) over the purchase price or (2) an amount equal to the discount (generally, 15%) from the fair market value of the shares as of the date of grant. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and New Presto will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and New Presto will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.

Vote Required for Approval

The approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting, assuming that a quorum is present. Failure to vote by proxy or to vote online at the Special Meeting or an abstention from voting will have no effect on the outcome of the vote on the ESPP Proposal. This proposal is conditioned on the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal and the Incentive Plan Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR”
THE APPROVAL OF THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of VTAQ’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of VTAQ and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. In addition, VTAQ’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “The Business Combination Proposal — Interests of VTAQ’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 9
THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to VTAQ’s stockholders in the event that based upon the tabulated vote at the time of the Special Meeting there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposal, the Stock Issuance Proposal, the PIPE Proposal, the Directors Proposal, the Incentive Plan Proposals or the ESPP Proposal, or in the event that one or more of the closing conditions under the Merger Agreement would not satisfied or waived. In no event will the Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under its Current Charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by VTAQ’S stockholders, the Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other condition precedent proposal, or in the event that one or more of the closing conditions under the Merger Agreement is not satisfied or waived, and VTAQ may be unable to consummate the Business Combination.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of VTAQ Common Stock represented in person or by proxy and entitled to vote thereon at the Special Meeting. Abstentions have no effect on the outcome of the proposal. Broker non-votes will have no effect with respect to the approval of this proposal.

Recommendation of the Board of Directors

THE BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR”
THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined consolidated balance sheet of Presto and VTAQ as of December 31, 2021 and the unaudited pro forma condensed combined statements of operations of Presto and VTAQ for the six months ended December 31, 2021 and the year ended June 30, 2021 has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” and presents the combination of the financial information of VTAQ and Presto after giving effect to the Business Combination and related transactions, as described in the accompanying notes.

The following unaudited pro forma condensed combined consolidated balance sheet of New Presto as of December 31, 2021 and the unaudited pro forma condensed combined statements of operations of New Presto for the six months ended December 31, 2021 and the year ended June 30, 2021 present the combination of the historical financial information of VTAQ and the historical financial information of Presto on a pro forma basis after giving effect to the Business Combination and related transactions, summarized below:

•        the Business Combination;

•        PIPE Financing;

•        the holders of Presto preferred stock will exchange their preferred shares of Presto for common shares of the combined entity utilizing the conversion ratio stipulated in Presto’s Certificate of Incorporation;

•        all outstanding convertible promissory notes will be cancelled and converted into the right to receive common stock of the combined entity and also receive the contingent right to receive their proportionate share of the Earnout Shares;

•        all the Presto common stockholders will receive the right to convert their common shares into shares of the combined entity and also receive the contingent right to receive their proportionate share of the Earnout Shares;

•        the Presto vested and unvested stock option awards will automatically convert into stock options of the combined entity and also receive the contingent right to receive their proportionate share of the Earnout Shares; and

•        all outstanding warrants to purchase common shares of Presto will either be cancelled and converted into the right to receive common stock of the combined entity or assumed and converted into a newly issued warrant exercisable for common stock of the combined entity, with the warrant holders receiving the contingent right to receive their proportionate share of the Earnout Shares.

The unaudited pro forma condensed combined consolidated balance sheet as of December 31, 2021 gives pro forma effect to the Business Combination and related transactions as if they were completed on December 31, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended December 31, 2021 and the year ended June 30, 2021 gives pro forma effect to the Business Combination and related transactions as if they had occurred on July 1, 2020.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited financial statements of VTAQ and the audited consolidated financial statements of Presto, as well as the disclosures contained in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of VTAQ” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Presto.”

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the financial condition or results of operations that would have been had the Business Combination and related transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of New Presto. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

The unaudited pro forma condensed combined financial information contained herein assumes that VTAQ’s stockholders approve the Business Combination. VTAQ’s public stockholders may elect to redeem their public shares for cash even if they approve the Business Combination. The Company cannot predict how many of its public stockholders will exercise their right to have their public shares redeemed for cash. As a result, the Company has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios, which produce different allocations of total VTAQ equity between VTAQ stockholders. As described in greater detail in Note 2, Basis of Presentation, of the unaudited pro forma condensed combined financial information, the first scenario, or “no redemption scenario,” assumes that none of VTAQ’s public stockholders will exercise their right to have their VTAQ public shares redeemed for cash, and the second scenario, or “maximum redemption scenario,” assumes that holders of the maximum number of public shares that could be redeemed for cash, while still leaving sufficient cash available to consummate the Business Combination, will exercise their right to have their public shares redeemed for cash. The actual results are expected to be within the parameters described by the two scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. Under both scenarios, Presto is considered the accounting acquirer, as further discussed in Note 2, Basis of Presentation, of the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET
December 31, 2021
(In thousands)

	Presto (Historical)	Presto Pro Forma Adjustments		Presto (Pro Forma)	VTAQ (Historical)	Transaction Accounting Adjustments (Assuming No redemptions)		Pro Forma Combined (Assuming No Redemptions)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Assets
Cash and cash equivalents	$5,636	$555	(3)	$6,191	313	$222,886	4(a)	$229,390	$(174,225)	(5)	$55,165
Accounts receivable	1,642	—		1,642	—	—		1,642	—		1,642
Inventories	3,642	—		3,642	—	—		3,642	—		3,642
Deferred expenses, current	10,821	—		10,821	—	—		10,821	—		10,821
Prepaid and other current assets	1,129	—		1,129	104	—		1,233	—		1,233
Total current assets	22,870	555		23,425	417	222,886		246,728	(174,225)		72,503
Deferred expenses, net of current portion	5,155	—		5,155	—	—		5,155	—		5,155
Deferred transaction costs	3,720	—		3,720	—	(3,720)	(4)	—	—		—
Property, plant and equipment, net	3,030	—		3,030	—	—		3,030	—		3,030
Intangible assets, net	2,072	—		2,072	—	—		2,072	—		2,072
Other long-term assets	10	—		10	—	—		10	—		10
Investments held in Trust Account	—	—		—	174,266	(174,266)	(1)	—	—		—
Total assets	$36,857	$555		$37,412	174,683	$44,900		$256,995	$(174,225)		$82,770
Liabilities and stockholders’ (deficit) equity								—			—
Accounts payable	$3,179	$—		$3,179	—	$—		$3,179	—		$3,179
Accrued liabilities	6,996	—		6,996	446	—		7,442	—		7,442
Financing obligations, current	7,827	—		7,827	—	—		7,827	—		7,827
Convertible promissory notes, current	105,389	(105,389)	(9)	—	—	—		—	—		—
Deferred revenue, current	15,692	—		15,692	—	—		15,692	—		15,692
Total current liabilities	139,083	(105,389)		33,694	446	—		34,140	—		34,140
Term loans, net of current portion	14,129	—		14,129	—	—		14,129	—		14,129
Financing obligations, net of current portion	2,238	—		2,238	—	—		2,238	—		2,238
Convertible promissory notes, net of current portion	—	—		—	—	55,000	(2)(8)	55,000	—		55,000
PPP loan, net of current portion	2,000	—		2,000	—	—		2,000	—		2,000
Warrant liabilities	4,202	—		4,202	3,204	774	(11)(16)	8,180	—		8,180
Deferred revenue, net of current portion	2,627	—		2,627	—	—		2,627	—		2,627
Total liabilities	164,279	(105,389)		58,890	3,650	55,774		118,314	—		118,314
Common stock subject to possible redemption	—	—		—	174,225	(174,225)	(6)	—	—		—
Stockholder’s (deficit) equity
Presto preferred stock	28	(28)	(12)	—	—	—		—	—		—
Combined entity common stock	—	—		—	—	11	4(b)	11	(2)	(5)	9
Presto common stock	5	36	(7)(12)	41	—	(41)	(7)(12)	—	—		—
Additional paid-in capital	75,429	106,764	4(c)	182,193	—	177,193	(c)	359,386	(174,223)	(5)	185,163
Accumulated deficit	(202,884)	(828)	4(d)	(203,712)	(3,192)	(13,812)	4(d)	(220,716)	—		(220,716)
Total stockholders’ (deficit) equity	(127,422)	105,944		(21,478)	(3,192)	163,351		138,681	(174,225)		(35,544)
Total liabilities and stockholders’ (deficit) equity	$36,857	$555		$37,412	174,683	$44,900		$256,995	$(174,225)		$82,770

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2021
(In thousands, Except Share and Per Share Amounts)

	Presto (Historical)	Presto Pro Forma Adjustments		Presto (Pro Forma)	VTAQ (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Revenue, net	$14,925	—		14,925	$—	$—		$14,925	$—	$14,925
Operating expenses
Cost of revenue	13,306	—		13,306	—	—		13,306	—	13,306
Research and development	7,806	—		7,806	—	155	(13)	7,961	—	7,961
Sales and marketing	2,825	—		2,825	—	148	(13)	2,973	—	2,973
General and administrative	4,132	—		4,132	540	352	(13)(14)	5,024	—	5,024
Loss on infrequent product repairs	463	—		463	—	—		463	—	463
Total operating expenses	28,532	—		28,532	540	654		29,726	—	29,726
Loss from operations	(13,607)	—		(13,607)	(540)	(654)		(14,801)	—	(14,801)
Gain (loss) on change in fair value of warrants and convertible promissory notes	(45,169)	41,480	(15)	(3,689)	(534)	—		(4,223)	—	(4,223)
Other income (expense), net	2,641	—		2,641	6	(138)	(17)	2,510	—	2,510
Interest expense	(2,256)	—		(2,256)	—	(2,482)	(18)	(4,738)	—	(4,738)
Loss before income taxes	(58,391)	41,480		(16,911)	(1,068)	(3,273)		(21,252)	—	(21,252)
Provision (benefit) for income taxes	24	—		24	(4)	—		20	—	20
Net income (loss)	$(58,415)	41,480		(16,935)	$(1,064)	$(3,273)		$(21,272)	—	$(21,272)
Weighted average shares outstanding, basic and diluted	5,187,502				21,562,500			79,013,391		61,763,391
Basic and diluted net income per common share	$(11.26)				(0.05)			(0.27)		(0.34)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2021
(In thousands, Except Share and Per Share Amounts)

	Presto (Adjusted)	Presto Pro Forma Adjustments		Presto (Pro Forma)	VTAQ (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Revenue, net	$29,912	$—		$29,912	$—	$—		$29,912	$—	$29,912
Operating expenses
Cost of revenue	28,864	—		28,864	—	—		28,864	—	28,864
Research and development	14,985	—		14,985	—	3,249	(13)	18,234	—	18,234
Sales and marketing	2,895	—		2,895	—	978	(13)	3,873	—	3,873
General and administrative	4,344	—		4,344	469	7,583	(4a)(13)(14)	12,396	—	12,396
Loss on infrequent product repairs	3,342	—		3,342	—	—		3,342	—	3,342
Total operating expenses	54,430	—		54,430	469	11,809		66,708	—	66,708
Loss from operations	(24,518)	—		(24,518)	(469)	(11,809)		(36,796)	—	(36,796)
Gain (loss) on change in fair value of warrants and convertible promissory notes	(19,996)	(26,185)	(15)	(46,181)	5,325	(8,201)	(16)	(49,057)	—	(49,057)
Interest and other expense	(5,265)	—		(5,265)	35	(1,916)	(17)(18)	(7,146)	—	(7,146)
Gain (Loss) before income taxes	(49,779)	(26,185)		(75,964)	4,891	(21,926)		(92,999)	—	(92,999)
Provision for income taxes	23	—		23	4	—		27	—	27
Net income (loss)	$(49,802)	(26,185)		(75,987)	$4,887	$(21,926)		$(93,026)	—	$(93,026)
Weighted average shares outstanding, basic and diluted	5,074,018				21,562,500			79,378,861		62,128,861
Basic and diluted net income per common share	$(9.82)				0.23			(1.17)		(1.50)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 — Description of the Business Combination (in thousands, except share and per share data)

On November 10, 2021, VTAQ, Ventoux Merger Sub I, Ventoux Merger Sub II and Presto, entered into the Merger Agreement, pursuant to which (a) Ventoux Merger Sub I will merge with and into Presto, with Presto being the Surviving Corporation in the First Merger and continuing (immediately following the First Merger) as a wholly-owned subsidiary of VTAQ and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Ventoux Merger Sub II, with Ventoux Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a wholly-owned subsidiary of VTAQ. Upon the closing, VTAQ will change its name to “Presto Technologies, Inc.” (“New Presto”).

Subject to the terms and conditions set forth in the Merger Agreement and under the no redemption and maximum redemption scenarios, VTAQ has agreed to pay (1) Presto stockholders aggregate consideration of 80,000,000 shares or $800.0 million based on an assumed stock price of $10 per share of Common Stock of New Presto, or approximately 1.34676 shares of Presto Common Stock for each share of New Presto common stock and (2) up to 15,000,000 of EarnOut Shares, as contingent consideration (the “Contingent Consideration”).

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of VTAQ, Ventoux Merger Sub I, Ventoux Merger Sub II, Presto or the holders of any of Presto’s securities:

a)      each share of Presto Series A preferred stock, Series AA-1 preferred stock, Series AA-2 preferred stock, Series B preferred stock, Series B-1 preferred stock, Series C preferred stock and Series C-1 preferred stock issued and outstanding immediately prior to the Effective Time will be automatically converted into a share of Presto Common Stock (“Preferred Stock Conversion”);

b)      all Presto Warrants then outstanding shall, immediately prior to the Effective Time, will either be cancelled and converted into shares of the combined entity Common Stock (“Warrant Exercise”) or assumed and converted into a newly issued warrant exercisable for New Presto Common Stock;

c)      all Convertible Notes outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive the applicable portion of the Common Stock of the combined entity equal to (A) the Exchange Ratio, multiplied by (B) the number of Presto Common Stock or the number of Presto Common Stock into which the Presto Preferred Stock converts issuable pursuant to such Presto Convertible Note immediately prior to the Effective Time (“Convertible Notes Conversion”);

d)      each share of Presto Common Stock (including shares of Presto Common Stock resulting from the Preferred Stock Conversion, Warrant Exercise and Convertible Notes Conversion) that is issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the number of shares of Common Stock of New Presto equal to the Exchange Ratio (defined as the Closing Merger Consideration divided by Presto outstanding shares), rounded down to the nearest whole share, following the closing of the Merger. Closing Merger Consideration is defined as the sum of (a) 80,000,000 shares of Common Stock of New Presto in the aggregate (the “Base Merger Consideration”);

e)      1,500,000 shares of Common Stock of New Presto will be issued and sold for $10.00 per share and an aggregate purchase price of $15.0 million in the PIPE Financing pursuant to the Subscription Agreements, executed concurrently with the Merger Agreement, as well as convertible notes with an aggregate principal amount of $55.0 million and 1,000,000 of warrants;

f)      the conversion of 4,312,500 Founder Shares into 4,312,500 shares of Common Stock of New Presto in connection with the Business Combination in accordance with terms of the Merger Agreement;

g)      each issued and outstanding share of common stock of Ventoux Merger Sub II will be converted into and become one validly issued, fully paid and nonassessable share of common stock of New Presto;

h)      prior to Effective Time, each outstanding Presto Option, whether vested or unvested, will be assumed and converted into an option (a “Company Option”) with respect to a number of shares of Common

Stock of New Presto equal to the number of shares of Presto Common Stock subject to such Presto Options immediately prior to the Effective Time multiplied by the Exchange Ratio, and rounded down to the nearest whole share and at an exercise price per share of Common Stock of New Presto equal to the exercise price per share of Presto Common Stock subject to such Presto Option divided by the Exchange Ratio, and rounded up to the nearest whole cent; provided that the exercise price and the number of shares of Common Stock of New Presto subject to the Company Option shall be determined in a manner consistent with the requirements of Section 409A of the Code;

i)       if at any time from and after the Closing until the third anniversary of the Closing the closing share price of the Common Stock of New Presto is greater than $12.50 over any twenty (20) trading days within any thirty (30) trading day period (the “First Trading Price Threshold”), a total of 7,500,000 newly issued Earnout Shares will be payable to Presto stock and equity award holders as of immediately prior to the Effective Time based on the proportion of each such Presto Common Stock holder’s shares of Presto Common Stock relative to the aggregate of all shares of Presto Common Stock held by all such Presto Stockholders in the aggregate;

j)       if at any time from and after the Closing until the fifth anniversary of the Closing the closing share price of the Common Stock of New Presto is greater than $20.00 over any twenty (20) trading days within any thirty (30) trading day period (the “Second Trading Price Threshold”), a total of 7,500,000 newly issued Earnout Shares will be payable to Presto stock and equity award holders as of immediately prior to the Effective Time based on the proportion of each such Presto Common Stock and Presto Restricted Stock Award holder’s shares of Presto Common Stock relative to the aggregate of all shares of Presto Common Stock held by all such Presto Stockholders in the aggregate;

k)      Any Option Earnout Shares payable to holders of unvested Exchanged Options shall be subject to terms and conditions that are substantially similar to those that applied to the award of such Company Option immediately prior to the Effective Time;

l)       Any Warrant Earnout Shares payable to holders of Exchanged Warrants shall be subject to terms and conditions that are substantially similar to those that applied to the award of such Company Warrant immediately prior to the Effective Time.

The following summarizes consideration:

(in thousands, except per share amounts)
Shares transferred at closing(1)(2)	80,000
Value per share	$10.00
Share consideration(3)	$800,000

____________

(1)      The number of shares presently expected to be transferred to Presto Equity Holders upon consummation of the Business Combination include (i) 45.3 million shares of Common Stock of New Presto, (ii) 13.8 million shares of Common Stock of New Presto issued for Presto Common Stock issued for net exercised warrants, unexercised warrants and convertible notes, at the Effective Time; (iii) 20.9 million shares of Common Stock of New Presto issued as vested and unvested options for Presto options; and excludes 15.0 million Earnout Shares as the trading price thresholds have not been met

(2)      The number of shares presently expected to be transferred to Presto Equity Holders upon consummation of the Business Combination.

(3)      Share consideration is calculated using a $10 reference price. The actual total value of share consideration will be dependent on the value of the common stock at closing; however, no expected change from any change in VTAQ Common Stock’s trading price on the pro-forma financial statements as the Business Combination will be accounted for as a reverse recapitalization.

Note 2 — Basis of presentation

The unaudited pro forma condensed combined consolidated financial information has been adjusted to include transaction accounting adjustments, which reflect the application of the accounting required by U.S. GAAP, linking the effects of the Business Combination, described above, to the VTAQ and Presto historical financial statements.

The unaudited pro forma condensed combined consolidated financial information has been prepared assuming the following methods of accounting in accordance with U.S. GAAP. Notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement, the Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, VTAQ will be treated as the acquired company and Presto will be treated as the acquirer for consolidated financial statement reporting purposes. Presto has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•        The pre-combination stockholders of Presto will hold a majority of the voting rights in New Presto in maximum and no redemption scenarios;

•        Presto has the ability to appoint the board of directors and the management of New Presto;

•        Senior management of Presto will comprise the senior management of New Presto; and

•        The operations of Presto will comprise the ongoing operations of New Presto.

Accordingly, for accounting purposes, the consolidated financial statements of New Presto will represent a continuation of the consolidated financial statements of Presto with the acquisition being treated as the equivalent of the Presto issuing stock for the net assets of VTAQ, accompanied by a recapitalization. The net assets of VTAQ will be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined consolidated financial information has been prepared using the assumptions below with respect to the potential redemption of VTAQ Common Stock into cash and cash equivalents:

•        Assuming No Redemptions:    This presentation assumes that no VTAQ public stockholders exercise their right to have their public shares converted into pro rata share of the Trust Account.

•        Assuming Maximum Redemptions:    This presentation assumes that public stockholders holding 17,250,000 public shares will exercise their redemption rights for their pro rata share (approximately $10.10 per share) of the funds in the Trust Account of $174,225,000 as of December 31, 2021. The maximum redemption provides that the consummation of the Business Combination is conditioned to the Company having funds at the closing of the Business Combination of at least $65,000,000.

The following table summarizes the pro forma common stock shares outstanding under the two scenarios:

	No redemption scenario		Maximum redemption scenario
	Shares	Ownership,%	Shares	Ownership,%
Presto Equity Holders(1)	55,950,891	70.8%	55,950,891	90.6%
Holders of Common Stock(2)	17,250,000	21.8%	—	—%
PIPE Investors	1,500,000	1.9%	1,500,000	2.4%
Holders of Founder Shares	4,312,500	5.5%	4,312,500	7.0%
Total	79,013,391	100%	61,763,391	100%

____________

(1)      The number of outstanding shares held by Presto Equity Holders excludes 15,000,000 Earnout Shares. The Earnout Shares would further increase the ownership percentages of Presto Equity Holders in Common Stock of New Presto and would dilute the ownership of all stockholders of VTAQ Common Stock, as further discussed below. The number also excludes 20,881,506 stock options and 3,049,374 warrants not exercised as these are exchanged into options and warrants of the new combined entity and are not representative of outstanding shares;

(2)      Reflects maximum redemptions of 17,250,000 shares. The maximum redemption amount is derived considering the minimum cash requirement of $65,000,000.

If the actual facts are different than these assumptions, the ownership percentage retained by the VTAQ’s public stockholders in the post-combination company will be different from the above-stated ownership percentage.

After the consummation of the Business Combination, holders of Presto capital stock, immediately prior to consummation of the Business Combination will have the contingent right to receive Earnout Shares. The aggregate number of Earnout Shares is 15,000,000 shares of Common Stock of New Presto. The Earnout Shares will be issued following the Business Combination, as further described below.

The Earnout Shares are issuable following the consummation of the Business Combination as follows:(1) 7,500,000 shares of Common Stock of New Presto if the closing share price of a share of Common Stock of New Presto is equal to or exceeds $12.50 for 20 trading days in any 30 consecutive trading day period at any time during the period beginning on the first anniversary of the closing and ending on the fourth anniversary of the closing, and (2) 7,500,000 shares of Common Stock of New Presto if the closing share price of a share of Common Stock of New Presto is equal to or exceeds $15.00 for 20 trading days in any 30 consecutive trading day period at any time during the period beginning on the first anniversary of the closing and ending on the fifth anniversary of the closing.

The issuance of such Earnout Shares would dilute the value of all shares of Common Stock of New Presto outstanding at that time. Assuming the current capitalization structure, the approximately 7,500,000 Earnout Shares that would be issued upon meeting the $12.50 First Trading Price Threshold, would represent approximately 9.5% of total shares outstanding at Closing for the no redemption scenario. Assuming the current capitalization structure, the total shares of approximately 7,500,000 Earnout Shares that would be issued upon meeting the Second Trading Price Threshold, would represent approximately 11.9% of total shares outstanding at Closing for the no redemption scenario.

The Company has preliminarily concluded that the Earnout Shares issuable to holders of Presto capital stock are accounted for as equity-linked instruments under ASC 815-40, and that the Earnout Shares issuable to holders of Presto capital stock subject to stock options are accounted for as share-based compensation under ASC 718.

The unaudited pro forma condensed combined consolidated financial information does not reflect the income tax effects of the pro forma adjustments as based on the statutory rate in effect for the historical periods presented. Management believes this unaudited pro forma condensed combined consolidated financial information to not be meaningful given New Presto has incurred significant losses during the historical periods presented.

Note 3 — Transaction Accounting Adjustments

Adjustments to the Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet as of December 31, 2021

The transaction accounting adjustments included in the unaudited pro forma condensed combined consolidated balance sheet as of December 31, 2021 are as follows (amounts in thousands, except share and per share data):

4(a) Represents transaction accounting adjustments to cash and cash equivalents balance of the Company.

(in thousands)		Transaction Accounting Adjustments (Assuming No redemptions)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)
VTAQ investments held in Trust Account	(1)	$174,266	$—
PIPE Financing	(2)	68,900	—
Proceeds from exercise of Presto common stock warrants	(3)	555	—
Payment of transaction costs	(4)	(20,280)	—
Maximum redemption of VTAQ Public Stockholders	(5)	—	(174,225)
Total transaction accounting adjustments		$223,411	$(174,225)

(1)    Represents the reclassification of investments held in the Trust Account to cash and cash equivalents that becomes available following the Business Combination, assuming no redemptions.

(2)    Represents the issuance, in a private placement to be consummated concurrently with the closing of the Business Combination, to PIPE investors of 1,500,000 shares of Common Stock of New Presto at $10.00 per share, for an aggregate purchase price of $15.0 million and the issuance of $55.0 million of convertible notes less a one-time fee to be paid by Presto equal to 2% of the aggregate principal amount of the notes, amounting to $1.1 million treated as a debt discount.

(3)    Represents proceeds from the exercise of common stock warrants upon the consummation of the Business Combination. The unaudited pro forma condensed combined consolidated balance sheet reflects proceeds of the exercise as an increase to cash and cash equivalents, with a corresponding increase in additional paid-in capital.

(4)    Represents payment of other estimated transaction costs incurred as follows:

•        $10.5 million incurred by Presto for legal, financial advisory and other professional fees related to consummating the Business Combination. The unaudited pro forma condensed combined consolidated balance sheet reflects Presto costs as a reduction of cash of $6.8 million and a reduction of deferred transaction costs of $3.7 million with a corresponding decrease of $10.5 million in additional paid-in capital.

•        $1.5 million of costs related to accounting and other fees not related to the Business Combination which represent expenses of Presto and accordingly are charged to additional paid-in capital in the unaudited pro forma condensed combined consolidated balance sheet.

•        $12.0 million costs incurred by VTAQ associated with the Business Combination, of which $8.0 million relates to banking fees, $2.0 million relates to legal fees and $2.0 million relates to other costs related to consummating the Business Combination. The unaudited pro forma condensed combined consolidated balance sheet reflects payment of these costs as a reduction of cash, with a corresponding increase in accumulated deficit, as these costs are expensed as incurred by VTAQ prior to the Business Combination.

(5)    Represents the maximum payment that could be made to redeem VTAQ public stock that would leave sufficient cash to satisfy the minimum cash requirement. The maximum amount of redemptions assumed is 17,250,000 shares at a price of $10.10 per share. The unaudited pro forma condensed balance sheet reflects the redemption with a decrease to cash and cash equivalents, a corresponding decrease of $0.2 million to additional paid-in capital, and a decrease of $2 thousand to VTAQ Common Stock.

4(b) The following table represents the impact of the Business Combination on VTAQ Common Stock:

(in thousands)		Transaction Accounting Adjustments (Assuming No redemptions)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)
Reclassification of VTAQ’s redeemable shares to Combined Entity Common stock	(6)	$2	$—
Recapitalization of Presto Common Stock into Combined Entity Common stock	(7)	8	—
Reclassification of VTAQ’s founder shares par value to Combined Entity Common Stock	(6)	1	—
Maximum redemption of VTAQ Public Stockholders	(5)	—	(2)
Total transaction accounting adjustments		$11	$(2)

(6)    Represents the reclassification of $17.3 million of VTAQ public shares subject to possible redemption from mezzanine equity to permanent equity. The unaudited pro forma condensed balance sheet reflects the reclassification with a corresponding increase of $174.2 million to additional paid in-capital and an increase of $2 thousand to the Combined Entity Common Stock. Additionally, represents the reclassification of the par value of VTAQ founder shares of $1 thousand from Ventoux Common Stock to Combined Entity Common Stock.

(7)    Represents the recapitalization of Presto Common Stock into Combined Entity Common Stock, after giving effect to the Preferred Stock Conversion, Convertible Note Conversion and the Warrant Exercise.

4(c) The following table represents the impact of the Business Combination on additional paid-in capital:

(in thousands)		Transaction Accounting Adjustments (Assuming No redemptions)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)
Payment of Presto transaction costs	(4)	$(12,000)	$—
Issuance of Warrants in connection with the PIPE financing	(8)	4,175	—
Presto Convertible Notes conversion to Presto Common Stock	(9)	106,209	—
Reclassification of VTAQ’s redeemable shares to VTAQ Common Stock	(6)	174,222	—
Exercise of Presto common stock warrants	(3)	555	—
PIPE Financing	(2)	15,000	—
Elimination of historical VTAQ accumulated deficit	(10)	(15,192)	—
Recapitalization of Presto Common Stock into VTAQ Common Stock	(7)	33	—
Option earn-out cumulative expense	(13)	8,292	—
Warrant earn-out cumulative expense	(16)	2,504	—
Performance award cumulative expense	(14)	159	—
Maximum redemption of VTAQ Public Stockholders	(5)	—	(174,223)
Total transaction accounting adjustments		$283,957	$(174,223)

(8)    Represents the fair value of the warrants issued, in a private placement to be consummated concurrently with the closing of the Business Combination, to PIPE investors for the right to purchase 1,000,000 shares of Common Stock. The unaudited pro forma condensed balance sheet reflects the increase of $4.2 million to additional paid-in capital, with a corresponding decrease of $4.2 million to the value of convertible promissory notes, resulting in a net increase to convertible promissory notes of $49.7 million. The value of the convertible promissory notes was then marked back up to fair value resulting in an increase of $5.3 million to convertible promissory notes and increase of $5.3 million to accumulated deficit.

(9)    Represents the fair value and recognition of the adjustment upon extinguishment of the debt of the Presto convertible notes converted to 10,767,326 shares of the combined entity common stock as a result of the Business Combination. The unaudited pro forma condensed balance sheet reflects the increase of $106.2 million to additional paid-in capital, with a corresponding increase to Presto Common Stock of $8 thousand, a decrease to convertible promissory notes, current, of $105.4 million and an increase to accumulated deficit of $0.8 million.

(10)  Represents the elimination of VTAQ’s historical retained earnings after recording the transaction cost to be incurred by VTAQ as described in note 3 above, with a corresponding adjustment to additional paid-in capital, in connection with the reverse recapitalization.

4(d) Represents pro forma adjustments to accumulated deficit balance to reflect the following:

(in thousands)		Transaction Accounting Adjustments (Assuming No redemptions)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)
Elimination of VTAQ’s historical accumulated deficit	(10)	$15,192	$—
VTAQ transaction costs	(4)	(12,000)	—
Cancellation of VTAQ Private Placement Warrants	(11)	288	—
Option earn-out cumulative expense	(13)	(8,292)	—
Warrant earn-out cumulative expense	(16)	(3,566)	—
Performance award cumulative expense	(14)	(159)	—
Fair value of PIPE convertible notes	(15)	(5,275)	—
Extinguishment of convertible notes	(9)	(828)	—
Total accumulated deficit adjustments		$(14,640)	$—

(11)  Represents the fair value of the 600,000 Private Placement Warrants that were cancelled in connection with the private placement to be consummated concurrently with the closing of the Business Combination. The unaudited pro forma condensed balance sheet reflects the decrease of $0.3 million to accumulated deficit and a corresponding decrease to warrant liabilities.

(12)  Represents the conversion of Presto Preferred Stock into Presto Common Stock pursuant to section 4.1 of Presto’s Amended and Restated Articles of Incorporation prior to the closing of the Business Combination, as stipulated by the Merger Agreement. The unaudited pro forma condensed balance sheet reflects the conversion with a corresponding increase of $28 thousand to Presto Common Stock.

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the six months ended December 31, 2021 and the year ended June 30, 2021

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended December 31, 2021 and the year ended June 30, 2021 are as follows:

(13)  Reflects the stock-based compensation expense upon modification (change in vesting condition for the awards to include a de-SPAC transaction and earn-out shares), resulting in recognition of adjustments of $3.2 million, $1.0 million, and $5.8 million in research and development, sales and marketing, and general and administrative expenses, respectively, for the year ended June 30, 2021. These adjustments include expense to be recognized twelve months after the consummation of the Business Combination of $1.5 million, $0.4 million, and $1.0 million in research and development, sales and marketing, and general and administrative expenses, respectively. For the six months ended, December 31, 2021, the Company recognized incremental adjustments of $0.2 million, $0.1 million and $0.3 million in research and development, sales and marketing, and general and administrative expenses, respectively. The unaudited pro forma condensed balance sheet reflects the cumulative expense recognized at December 31, 2021 of $8.3 million as an increase to additional paid-in capital with a corresponding increase to accumulated deficit.

(14)   Reflects the incremental stock-based compensation expense upon satisfaction of a liquidity event vesting condition dependent on the de-SPAC transaction granted to a holder of Presto 741,740 options resulting in expense of $0.1 million and $0.3 million for the six months ended December 31, 2021 and the year ended June 30, 2021, respectively. The unaudited pro forma condensed balance sheet reflects the cumulative expense recognized at December 31, 2021 of $0.2 million as an increase to additional paid-in capital with a corresponding increase in accumulated deficit.

(15)  Reflects the removal of the loss on fair value effects of the Presto convertible notes that converted upon the closing of the Business Combination in the amount of $42.3 million and $18.9 million in the pro forma condensed statement of income for the six months ended December 31, 2021 and the year ended June 30, 2021, respectively. Additionally reflects the mark to market impact of the convertible notes prior to conversion as a loss of $0.8 million.

Reflects the gain on fair value of the $55 million convertible notes issued to PIPE investors in connection with the private placement to be consummated concurrently with the closing of the Business Combination in the amount of $5.3 million. The ongoing remeasurement of the $55 million convertible notes is not reflected as the amount is not factually supportable.

(16)  Reflects the warrant expense upon modification to include the earn-out shares, resulting in recognition of adjustments of $2.9 million in the pro forma condensed statement of income for the year ended June 30, 2021. The unaudited pro forma condensed balance sheet reflects an increase to additional paid-in capital of $2.5 million and an increase to warrant liabilities of $1.1 million, with the corresponding increase in accumulated deficit of $3.6 million.

(17)   Represents the amortization of the $1.1 million debt discount related to the 2% fee on the convertible notes issued to PIPE investors in connection with the private placement to be consummated concurrently with the closing of the Business Combination in the amount of $0.1 million and $0.3 million for the six months ended December 31, 2021 and year ended June 30, 2021.

(18)  Represents the recognition of one year of interest expense related to the 55 million convertible notes issued to PIPE investors in connection with the private placement to be consummated concurrently with the closing of the Business Combination in the amount of $2.5 million and $1.6 million based on a 9% per annum interest rate for the six months ended December 31, 2021 and the year ended June 30, 2021.

Net loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since July 1, 2020. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented. When assuming the redemption scenario described above, this calculation is adjusted to eliminate such shares for the entire period. The unaudited pro forma condensed combined consolidated financial information has been prepared assuming no redemption and maximum redemption scenario for the six months ended December 31, 2021 and the year ended June 30, 2021 (amounts in thousands, except share and per share data):

	Six Months Ended December 31, 2021		Year Ended June 30, 2021
	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Pro Forma Net Loss	$(21,272)	$(21,272)	$(93,026)	$(93,026)
Basic weighted average shares outstanding	79,013,391	61,763,391	79,378,861	62,128,861
Net loss per share – Basic and Diluted(1)	(0.27)	(0.34)	$(1.17)	$(1.50)
Basic weighted average shares outstanding
Ventoux Public Stockholders	17,250,000	—	17,250,000	—
PIPE Investors	1,500,000	1,500,000	1,500,000	1,500,000
Ventoux Sponsor shares	4,312,500	4,312,500	4,312,500	4,312,500
Presto existing stockholders	55,950,891	55,950,891	56,316,361	56,316,361
Total	79,013,391	61,763,391	79,378,861	62,128,861

____________

(1)      The per share pro forma net loss per share excludes the impact of outstanding and unexercised VTAQ public and Private Placement Warrants, options, and Earnout Shares as the inclusion of these would have been anti-dilutive.

INFORMATION ABOUT VTAQ

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to VTAQ before the Business Combination.

Overview

We are a Delaware corporation formed on July 10, 2019 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. While we may pursue a business combination in any region or sector, we intend to focus our efforts on businesses in North America within the hospitality, leisure, travel and dining sectors with an emphasis on consumer branded businesses that have attractive growth characteristics. In addition, we intend to pursue technology companies operating in these sectors, such as business and consumer services and infrastructure. However, we do not intend to invest in businesses with large exposure to investments in physical real estate.

Significant Activities Since Inception

On December 30, 2020, the Company consummated the IPO of 15,000,000 units (the “Units”). Each Unit consists of one share of common stock, $0.0001 par value (“Common Stock”), one right entitling the holder thereof to receive one-twentieth (1/20) of one share of Common Stock upon the consummation of an initial business combination, and one warrant entitling the holder thereof to purchase one-half (1/2) of one share of Common Stock at a price of $11.50 per whole share (each, a “Public Warrant”). The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $150,000,000.

On December 30, 2020, simultaneously with the consummation of the IPO, the Company consummated the private placement with initial stockholders of the Company of 6,000,000 warrants (the “Private Warrants”), at a price of $1.00 per Private Warrant, generating total proceeds of $6,000,000. The Private Warrants are identical to the warrants sold as part of the public Units in the IPO except that (i) each Private Warrant is exercisable for one share of Common Stock at an exercise price of $11.50 per share, and (ii) the Private Warrants will be non-redeemable and may be exercised on a cashless basis, in each case so long as they continue to be held by the initial purchasers or their permitted transferees. Such initial purchasers were granted certain demand and piggyback registration rights in connection with the purchase of the Private Warrants.

On December 29, 2020, the underwriters exercised their over-allotment option in full. The closing of the issuance and sale of the additional Units (the “Over-Allotment Option Units”) occurred on January 5, 2021. The total aggregate issuance by the Company of 2,250,000 Units at a price of $10.00 per Unit resulted in total gross proceeds of $22,500,000. On January 5, 2021, simultaneously with the sale of the Over-Allotment Option Units, the Company consummated the private sale of an additional 675,000 Private Warrants, generating gross proceeds of $675,000.

A total of $174,225,000 of the net proceeds from the IPO (including the Over-Allotment Option Units) and the private placements on December 30, 2020 and January 5, 2021 were deposited in a trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee, established for the benefit of the Company’s public stockholders. None of the funds held in trust will be released from the trust account, other than to pay our income or other tax obligations until the earlier of (i) the consummation of the Company’s initial business combination, (ii) the Company’s failure to consummate a business combination within 15 months (or up to 18 months if we have extended the period of time) from the closing of the IPO, and (iii) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the ability of holders of the Company’s public shares to seek redemption in connection with the Company’s initial business combination or the Company’s obligation to redeem 100% of its public shares if the Company does not complete its initial business combination within 15 months (or up to 18 months if we have extended the period of time) from the closing of the IPO or (B) with respect to any other provision relating to stockholders’ rights or pre-business combination activity.

Effecting a Business Combination

General

We intend to effectuate our initial business combination using cash from the proceeds of the IPO and the private placements of the Private Warrants, our shares, rights, new debt, or a combination of these, as the consideration to be paid in our initial business combination. We may seek to consummate our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth (such as a company that has begun operations but is not yet at the stage of commercial manufacturing and sales), which would subject us to the numerous risks inherent in such companies and businesses, although we will not be permitted to effectuate our initial business combination with another blank check company or a similar company with nominal operations.

If our initial business combination is paid for using shares or debt securities, or not all of the funds released from the trust account are used for payment of the purchase price in connection with our business combination or used for redemptions of purchases of our common stock, we may apply the cash released to us from the trust account that is not applied to the purchase price for general corporate purposes, including for maintenance or expansion of operations of acquired businesses, the payment of principal or interest due on indebtedness incurred in consummating our initial business combination, to fund the purchase of other companies or for working capital.

Subject to the requirement that our initial business combination must be with one or more target businesses or assets having an aggregate fair market value of at least 80% of the value of the trust account (excluding any taxes payable on the income earned on the trust account) at the time of the agreement to enter into such initial business combination, we have virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses. Accordingly, there is no current basis for investors to evaluate the possible merits or risks of the target business with which we may ultimately complete our initial business combination. Although our management will assess the risks inherent in a particular target business with which we may combine, this assessment may not result in our identifying all risks that a target business may encounter. Furthermore, some of those risks may be outside of our control, meaning that we can do nothing to control or reduce the chances that those risks will adversely impact a target business.

We may seek to raise additional funds through a private offering of debt or equity securities in connection with the consummation of our initial business combination, and we may effectuate our initial business combination using the proceeds of such offering rather than using the amounts held in the trust account. Subject to compliance with applicable securities laws, we would consummate such financing only simultaneously with the consummation of our business combination. In the case of an initial business combination funded with assets other than the trust account assets, our tender offer documents or proxy materials disclosing the business combination would disclose the terms of the financing and, only if required by law or Nasdaq, we would seek stockholder approval of such financing. There are no prohibitions on our ability to raise funds privately or through loans in connection with our initial business combination.

Sources of Target Businesses

We anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity groups, leveraged buyout funds, management buyout funds and other members of the financial community. Target businesses may be brought to our attention by such unaffiliated sources as a result of being solicited by us through calls or mailings. These sources also may introduce us to target businesses in which they think we may be interested on an unsolicited basis. Our officers and directors, as well as their affiliates, also may bring to our attention target business candidates that they become aware of through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. In addition, we expect to receive a number of proprietary deal flow opportunities that would not otherwise necessarily be available to us as a result of the business relationships of our officers and directors. We may engage the services of professional firms or other individuals that specialize in business acquisitions, in which event we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction. We will engage a finder only to the extent our management determines that the use of a finder may bring opportunities to us that may not otherwise be available to us or if finders approach us on an unsolicited basis with a potential transaction that our management determines is in our best interest to pursue. Payment of finder’s fees is customarily tied to completion of a transaction, in which case any such fee may be paid out of the funds held in the trust account. Although some of our officers and directors may enter into employment or consulting agreements with the acquired business following our initial business combination, the presence or absence of any such arrangements will not be used as a criterion in our selection process of an acquisition candidate. At this time, we are not a party to any arrangement or understanding with any third party with respect to raising any additional funds through the sale of securities or otherwise.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our co-sponsors, officers or directors. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions on the type of target business we seek to acquire that such an initial business combination is fair to our stockholders from a financial point of view.

Selection of a Target Business and Structuring of a Business Combination

Subject to the requirement that our initial business combination must be with one or more target businesses or assets having an aggregate fair market value of at least 80% of the value of the trust account (excluding any taxes payable on the income earned on the trust account) at the time of the agreement to enter into such initial business combination, our management will have virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses. In any case, we will only consummate an initial business combination in which we become the majority stockholder of the target (or control the target through contractual arrangements in limited circumstances for regulatory compliance purposes as discussed below) or are otherwise not required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), or to the extent permitted by law we may acquire interests in a variable interest entity, in which we may have less than a majority of the voting rights in such entity, but in which we are the primary beneficiary. There is no current basis for investors to evaluate the possible merits or risks of any target business with which we may ultimately complete our initial business combination. To the extent we effect our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth (such as a company that has begun operations but is not yet at the stage of commercial manufacturing and sales), we may be affected by numerous risks inherent in such company or business. Although our management will endeavor to evaluate the risks inherent in a particular target business, we may not properly ascertain or assess all significant risk factors.

In evaluating a prospective target business, we expect to conduct a thorough due diligence review that will encompass, among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspection of facilities, as well as a review of financial and other information made available to us.

The time required to select and evaluate a target business and to structure and complete our initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which a business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination. We will not pay any finders or consulting fees to members of our management team, or any of their respective affiliates, for services rendered to or in connection with our initial business combination.

Fair Market Value of Target Business or Businesses

The target business or businesses or assets with which we effect our initial business combination must have a collective fair market value equal to at least 80% of the value of the trust account (excluding any taxes payable on the income earned on the trust account) at the time of the agreement to enter into such initial business combination. If we acquire less than 100% of one or more target businesses in our initial business combination, the aggregate fair market value of the portion or portions we acquire must equal at least 80% of the value of the trust account at the time of the agreement to enter into such initial business combination. However, we will always acquire at least a controlling interest in a target business. The fair market value of a portion of a target business or assets will likely be calculated by multiplying the fair market value of the entire business by the percentage of the target we acquire. We may seek to consummate our initial business combination with a target business or businesses with a collective fair market value in excess of the balance in the trust account. In order to consummate such an initial business combination, we may issue a significant amount of debt, equity or other securities to the sellers of such business and/or seek to raise additional funds through a private offering of debt, equity or other securities. If we issue securities in order to consummate such an initial business combination, our stockholders could end up owning a minority of the combined company’s voting securities as there is no requirement that our stockholders own a certain percentage of our company (or, depending on the structure of the initial business combination, an ultimate parent company that may be formed) after our business combination. Because we have no specific business combination under consideration, we have not entered into any such arrangement to issue debt or equity securities and have no current intention of doing so.

The fair market value of a target business or businesses or assets will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential gross margins, the values of comparable businesses, earnings and cash flow, book value, enterprise value and, where appropriate, upon the advice of appraisers or other professional consultants. Investors will be relying on the business judgment of our board of directors, which will have significant discretion in choosing the standard used to establish the fair market value of a particular target business. If our board of directors is not able to independently determine that the target business or assets has a sufficient fair market value to meet the threshold criterion, we will obtain an opinion from an unaffiliated, independent investment banking firm or another independent entity that commonly renders valuation opinions on the type of target business we seek to acquire with respect to the satisfaction of such criterion. Notwithstanding the foregoing, unless we consummate a business combination with an affiliated entity, we are not required to obtain an opinion from an independent investment banking firm, or another independent entity that commonly renders valuation opinions on the type of target business we seek to acquire, that the price we are paying is fair to our stockholders.

Redemption Rights for Holders of Public Shares

VTAQ is providing its public stockholders with the opportunity to redeem their Public Shares for cash equal to a pro rata share of the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay VTAQ’s franchise and income taxes, divided by the number of then outstanding Public Shares, upon the consummation of the Business Combination, subject to the limitations described herein. As of December 31, 2021 the amount in the Trust Account is approximately $10.10 per Public Share. The Sponsor and VTAQ’s officers and directors have agreed to waive their redemption rights with respect to the Founders Shares and any Public Shares they may hold in connection with the consummation of the Business Combination. The Founders Shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

Holders of outstanding Units must separate the underlying Public Shares and Rights prior to exercising redemption rights with respect to the Public Shares. For more information about how to separate the underlying Public Shares from Units, see the section entitled “The Business Combination Proposal — Redemption Rights.”

Submission of Our Initial Business Combination to a Stockholder Vote

VTAQ is providing its public stockholders with redemption rights upon consummation of the Business Combination. Public stockholders electing to exercise their redemption rights will be entitled to receive the cash amount specified above, provided that such stockholders follow the specific procedures for redemption set forth in this proxy statement/prospectus relating to the stockholder vote on the Business Combination. VTAQ’s public stockholders are not required to vote against the Business Combination in order to exercise their redemption rights. If the Business Combination is not completed, then public stockholders electing to exercise their redemption rights will not be entitled to receive such payments.

The holders of the Founders Shares have agreed to vote such Common Stock owned by them in favor of the Business Combination. In addition, the Sponsor and VTAQ’s officers and directors have agreed to waive their redemption rights with respect to any capital stock they may hold in connection with the consummation of the Business Combination.

Limitation on Redemption Rights

Notwithstanding the foregoing, the Charter provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemptions with respect to more than 20% of the shares sold in the VTAQ IPO.

Employees

VTAQ has two executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to VTAQ’s affairs until VTAQ has completed its initial business combination. VTAQ presently expects its executive officers to devote such amount of time as they reasonably believe is necessary to our business (which could range from only a few hours a week while VTAQ is trying to locate a potential target business to significantly more time as it moves into serious negotiations with a target business for a business combination). VTAQ does not intend to have any full-time employees prior to the consummation of a business combination.

Facilities

VTAQ maintains its principal executive offices at 1 East Putnam Avenue, Floor 4 Greenwich, CT 06830. VTAQ considers its current office space adequate for its current operations.

Legal Proceedings

To the knowledge of VTAQ’s management, there are no legal proceedings pending against VTAQ.

EXECUTIVE OFFICERS AND DIRECTORS OF VTAQ

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to VTAQ before the Business Combination. The ages of the executive officers and directors of VTAQ indicated in this section are as of [            ], 2022, the date of the Special Meeting.

Directors and Executive Officers

Our current directors and executive officers are as follows:

Name	Age	Position
Edward Scheetz	57	Chairman, Chief Executive Officer, Director
Matthew MacDonald	37	Chief Financial Officer and Secretary, Director
Brock Strasbourger	34	Chief Operating Officer
Prasad Phatak	39	Chief Investment Officer
Jonas Grossman	48	Director
Woodrow H. Levin	43	Director
Alex Weil	50	Director
Julie Atkinson	48	Director
Christian Ahrens	45	Director
Bernard Van der Lande	39	Director

Edward Scheetz has been our Chief Executive Officer and Chairman since August 2020. He is also the co-founder, Chief Executive Officer and Chairman of Ventoux Acquisition Holdings LLC (“Ventoux Acquisition”), our co-sponsor. From November, 2016 until present, Mr. Scheetz has actively pursued a range of projects in the hospitality and real estate sectors. In June 2018, Mr. Scheetz, with partners, acquired a mixed use hotel and condominium project in West Hollywood, CA. In March 2020, he began the redevelopment and expansion of the project. From 2013 until October 2016, Mr. Scheetz was Chief Executive Officer of Chelsea Hotels until the sale of that company. In March, 2011, Mr. Scheetz founded and served as Chief Executive Officer of King & Grove Hotels until 2013 when King & Grove Hotels became Chelsea Hotels. In 2005, Mr. Scheetz became Chief Executive Officer of Morgans Hotel Group Co. In 2006, he took Morgans public (NASDAQ: MHGC). Morgans was the developer, owner and operator of such iconic hotel properties as Delano and Shore Club in Miami, Mondrian in Los Angeles, Morgans, Royalton, Paramount and Hudson in New York, and Sanderson and St. Martin’s Lane in London. In 1997, Mr. Scheetz co-founded NorthStar Capital Investment Corp. (“NCIC”). While at NCIC, Mr. Scheetz co-founded real estate investment trust NorthStar Realty Finance Corp., which went public in 2004 (NYSE: NRF). Mr. Scheetz continued to serve as Executive Chairman of NRF through 2007. From 1993 until 1997, Mr. Scheetz was a partner at Apollo Management where he was the co-head of Apollo Real Estate Advisors and raised, invested and managed their first three real estate funds. Prior to his work at Apollo, Mr. Scheetz was at The Trammell Crow Companies and Crow Family Ventures where he was involved with Wyndham Hotels, assisted the Chief Financial Officer in restructuring The Trammell Crow Companies, and was a Principal at Trammell Crow Ventures. Mr. Scheetz graduated from Princeton University where he earned an A.B. in Economics. We believe Mr. Scheetz is well qualified to serve as a director based on his extensive industry and transaction expertise and wide network of relationships with industry participants.

Matthew MacDonald has been our Chief Financial Officer and Secretary, and a director since August 2020. He is also the co-founder and Chief Financial Officer of Ventoux Acquisition. Prior to co-founding Ventoux Acquisition in August 2020, Mr. MacDonald worked at Hyatt Hotels Corporation as the Vice President of Capital Strategy and Wellness Development, where he focused on acquiring hospitality companies and brands. Mr. MacDonald joined Hyatt in January 2017 as a result of Hyatt’s acquisition of Miraval Group, a leading hospitality wellness company. Mr. MacDonald joined Miraval Group, a KSL Capital portfolio company, as Vice President of Development in May 2016 following four years at Starwood Hotels and Resorts. Mr. MacDonald is a graduate of the University of Denver and received a Master in Real Estate Finance from New York University. We believe Mr. MacDonald is qualified to serve on our board of directors because of his experience in sourcing, negotiating and executing merger transactions within the hospitality, leisure, travel and dining sectors.

Brock Strasbourger has been our Chief Operating Officer since October 2020. He is also the Chief Operating Officer of Ventoux Acquisition. Prior to his work at Ventoux Acquisition, Mr. Strasbourger worked for Convene since December 2018 as the Vice President and Head of Strategic Partnerships, focusing on corporate development, opening new revenue streams, and driving growth through external channels. Prior to Convene, Mr. Strasbourger was the Vice President of Digital at OTG Management, an airport hospitality and technology business, from March 2016 through November 2018 and spent nearly three years at Fancy.com as the Head of Business. To begin his career, Mr. Strasbourger spent nearly four years on the Emerging Markets Fixed Income Sales and Trading desk at Barclays Capital (NYSE: BCS). Mr. Strasbourger is a graduate from the University of Michigan with honors and distinction.

Prasad Phatak has been our Chief Investment Officer since September 2020. He is also the Chief Investment Officer of Ventoux Acquisition. Since July 2011, Mr. Phatak has been the Managing Member of Tappan Street Partners LLC, where he has led the investment research and portfolio management for several private investment funds these past nine years. Additionally, from December 2019 to September 2020, Mr. Phatak was a Partner at Markley Capital Management, a US-focused investment firm. Mr. Phatak founded Tappan Street Partners after leaving Eton Park Capital Management, where he began as a Research Associate in October 2005 and focused on investing in both public and private investments in a variety of industries. Prior to Eton Park, Mr. Phatak worked as a private equity associate for Madison Dearborn Partners from July 2005 to October 2005, and began his career in July 2003 at the Blackstone Group (NYSE: BX) in the Restructuring and Reorganization Advisory Group, where he worked for two years as an investment banking analyst, analyzing complex corporate restructurings in both out of court and Chapter 11 reorganizations. Mr. Phatak graduated with high distinction from the University of Michigan Ross School of Business with a B.B.A. in Finance and Accounting in May 2003.

Jonas Grossman has been our director since July 2019. Mr. Grossman is Chief Executive Officer of Chardan Capital Markets, LLC’s 11th sponsored or co-sponsored SPAC, Chardan NexTech Acquisition 2 Corp, a disruptive technology and healthcare focused SPAC. He served as President and Chief Executive Officer of Chardan Healthcare Acquisition 2 Corp. until its merger in September 2021 with Renovacor, Inc. (NYSE: RCOR). He is currently a director of Renovacor. He also served as President and Chief Executive Officer of Chardan Healthcare Acquisition Corp. from March 2018 until its merger in October 2019 with BiomX Ltd. (NYSE: PHGE). Mr. Grossman is currently a director of BiomX. Mr. Grossman was a founder and director of LifeSci Acquisition Corp. from March, 2020 until the close of its business combination with Vincera Pharma, Inc. (NASDAQ: VINC) in December of 2020. He has served as a director to Ventoux CCM Acquisition Corp. since December, 2020 and as a director to CleanTech Acquisition Corp. since July 2021. From 2001 until 2003, Mr. Grossman worked at Ramius Capital Group, LLC, a global multi-strategy hedge fund where he served as Vice President and Head Trader. Mr. Grossman has served as Partner and Head of Capital Markets for Chardan Capital Markets, LLC, a New York headquartered broker/dealer, since December 2003, and has served as President of Chardan Capital Markets, LLC since September 2015. Since 2003, Mr. Grossman has overseen the firm’s investment banking and capital markets activities and initiatives. He has extensive transactional experience, having led or managed more than 400 transactions during his tenure at Chardan. Since December 2006, Mr. Grossman has served as a founding partner for Cornix Advisors, LLC, a New York based hedge fund. From 2001 until 2003, Mr. Grossman worked at Ramius Capital Group, LLC, a global multi-strategy hedge fund where he served as Vice President and Head Trader. Mr. Grossman served as a director for Ideanomics, Inc. (formerly China Broadband, Inc.) (NASDAQ: IDEX) from January 2008 until November 2010. He holds a B.A. in Economics from Cornell University and an M.B.A. from NYU’s Stern School of Business. We believe Mr. Grossman is qualified to serve on our board of directors because of his long-running capital markets experience as well as his previous company board positions.

Woodrow (“Woody”) H. Levin has been our director since December 2020. Mr. Levin is the founder, and has been the Chief Executive Officer since February 2019, of Extend, Inc. Since January 2022, Mr. Levin has been a member of the board of directors of 10X Capital Venture Acquisition Corp. II , a special purpose acquisition company. Mr. Levin was the Chief Executive Officer of 3.0 Capital GP, LLC from November 2017 until January 2019. From September 2015 until October 2017, Mr. Levin served as Vice President of Growth at DocuSign, Inc. (NASDAQ: DOCU). In addition, Mr. Levin served as the founder and Chief Executive Officer of Estate Assist, Inc., from February 2014 to September 2015 (at which time it was acquired), and BringIt, Inc., from June 2009 to September 2012 (at which time it was acquired by DocuSign). Before that, Mr. Levin served as Director Emerging Business — Office of the CTO at International Game Technology PLC (NYSE: IGT). Since May 2013, Mr. Levin has served as a member of the board of directors of DraftKings Inc. (NASDAQ: DKNG), and he has served as a member of the board of directors of Extend, Inc. since February 2019. Since September 2020, Mr. Levin has been a member of the board of directors of 10X Capital Venture Acquisition Corp., a special purpose acquisition company. Mr. Levin received his J.D. from Chicago-Kent College of Law, Illinois Institute of Technology, and his B.A. from the University of Wisconsin. We believe Mr. Levin is qualified to serve on our board of directors because of his extensive experience and knowledge as an executive for technology companies.

Alex Weil has been our director since December 2020. Mr. Weil has served as Managing Director and Co-Head of Fintech Investment Banking at Chardan Capital Markets, LLC since March 2020. Since March 2021, he has served as Chief Financial Officer of Chardan NexTech Acquisition Corp., for which he has agreed to serve as a director upon the effectiveness of its registration statement. Since April 2021, he has served as Chief Financial Officer of Chardan NexTech Acquisition 2 Corp., and since August 2021 has also served on its board of directors. From January 2018 to March 2020, Mr. Weil served as Managing Director and Head of Insurtech Investment banking at SenaHill Securities, LLC, a New York headquartered broker/dealer. From January 2013 to September 2017, Mr. Weil, was a Director at PricewaterhouseCoopers Inc. Prior to 2012, Mr. Weil held positions as a Director at Lazard Middle Market, LLC, an Executive Director at UBS Securities LLC and a Director at Citigroup Global Markets Inc. Mr. Weil holds a B.A. in Business Administration from the University of Colorado, Boulder. We believe Mr. Weil is qualified to serve on our board of directors based on his extensive capital markets and transaction management experience and network of relationships.

Julie Atkinson has been our director since December 2020. Ms. Atkinson served as Chief Marketing Officer for Founders Table Restaurant Group since October 2019. She previously served as Senior Vice President, Global Digital at Tory Burch LLC from January 2017 to May 2018. Prior to joining Tory Burch, Ms. Atkinson served in various leadership roles at Starwood Hotels & Resorts Worldwide, Inc., most recently as Senior Vice President, Global Digital from November 2014 to January 2017 and as Vice President of Global Online Distribution from September 2012 until November 2014. Prior to joining Starwood, Ms. Atkinson held multiple roles at Travelocity including marketing and operations. Since December 2017, Ms. Atkinson has served as a member of the Board of Directors of Bright Horizons Family Solutions Inc. (NYSE: BFAM). Ms. Atkinson holds a B.A. in English and Political Science from Amherst College. We believe Ms. Atkinson is qualified to serve on our board of directors because of her 20-year track record of executing innovative strategic and tactical leadership for global consumer brand.

Christian (“Chris”) Ahrens has been our director since December 2020. Mr. Ahrens has been an Advisor with Certares Management LLC since October 2017. From January 2015 until September 2017 Mr. Ahrens was a Partner with Certares. Prior to December 2015 Mr. Ahrens was a Managing Director at One Equity Partners, the private equity investing arm of JPMorgan Chase, which he joined in September 2001. Mr. Ahrens has served as a board member at Internova Travel Group since January 2015. Mr. Ahrens received his A.B. from Princeton University. We believe Mr. Ahrens is qualified to serve on our board of directors because of his experience in corporate finance and investing.

Bernard A. Van der Lande has been our director since December 2020. Mr. Van der Lande has been a Managing Director of Cindat USA LLC since January 2020. Mr. Van der Lande was Chief Issuance Officer of Templum, Inc. from February 2019 until August 2019. From November 2017 until January 2019, Mr. Van der Lande served as Managing Director of Easterly Capital, LLC. Before that, Mr. Van der Lande was with CBRE, Inc. from January 2013 until November 2017, where he served in capacities of Managing Director of its investment banking division, Capital Advisors, and Senior Vice President of its international hotels brokerage business. In addition, Mr. Van der Lande served as Managing Director of Hodges Ward Elliott’s Lodging Capital Markets business, where he worked from October 2008 until December 2012. Mr. Van der Lande received his B.A. from Davidson College. We believe Mr. Van der Lande is qualified to serve on our board of directors because of his extensive experience in the global capital markets, public and private markets, and with cross-border lodging and hospitality transactions, as well as his knowledge as an executive for emerging technology, and private equity companies.

Number and Terms of Office of Officers and Directors

Our officers and board of directors are composed of a diverse group of leaders with a wide array of professional roles. In these roles, they have gained experience in core management skills, such as strategic and financial planning, financial reporting, compliance, risk management, and leadership development. Many of our officers and directors also have experience serving on boards of directors and board committees of other companies, and have an understanding of corporate governance practices and trends, which provides an understanding of different business processes, challenges, and strategies. Further, our officers and directors also have other experience that makes them valuable, managing and investing assets or facilitating the consummation of business combinations.

We, along with our officers and directors, believe that the above-mentioned attributes, along with the leadership skills and other experiences of our officers and board members described below, provide us with a diverse range of perspectives and judgment necessary to facilitate our goals of consummating an acquisition transaction.

Executive Compensation

No executive officer has received any cash compensation for services rendered to us. No compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors and Audit Committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

Director Independence

Nasdaq listing standards require that our Board has at least three independent directors and that a majority of our Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors has determined that five of our current directors, namely, Ms. Atkinson and Messrs. Levin, Weil, Ahrens and Van der Lande are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

We will only enter into a business combination if it is approved by a majority of our independent directors. Additionally, we will only enter into transactions with our officers and directors and their respective affiliates that are on terms no less favorable to us than could be obtained from independent parties. Any related party transactions must be approved by our audit committee and a majority of disinterested directors.

Board Committees

The Board has a standing audit, nominating and corporate governance, and compensation committee. The independent directors oversee director nominations. Each committee has a charter, each in the form previously filed with the SEC as an exhibit to the Company’s Registration Statement on Form S-1, as amended, adopted in connection with the consummation of the IPO.

Audit Committee

The Audit Committee, which is established in accordance with Section 3(a)(58)(A) of the Exchange Act, engages the Company’s independent accountants, reviewing their independence and performance, and reviews the Company’s accounting and financial reporting processes and the integrity of its financial statements, the audits of the Company’s financial statements and the appointment, compensation, qualifications, independence and performance of the Company’s independent auditors; the Company’s compliance with legal and regulatory requirements; and the performance of the Company’s internal audit function and internal control over financial reporting. The Audit Committee held no formal meetings during 2020 as the Company did not have any underlying business, relying on monthly reports and written approvals as required.

The members of the Audit Committee are Mr. Weil, Mr. Levin, and Mr. Ahrens, each of whom is an independent director under Nasdaq’s listing standards. Mr. Weil is the Chairperson of the Audit Committee. The Board has determined that Mr. Weil qualifies as an “audit committee financial expert,” as defined under the rules and regulations of Nasdaq and the SEC.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for overseeing the selection of persons to be nominated to serve on our Board. Specifically, the Nominating and Corporate Governance Committee makes recommendations to the Board regarding the size and composition of the Board, establishes procedures for the director nomination process and screens and recommends candidates for election to the Board. On an annual basis, the Nominating and Corporate Governance Committee recommends for approval by the Board certain desired qualifications and characteristics for board membership. Additionally, the Nominating and Corporate Governance Committee establishes and administers a periodic assessment procedure relating to the performance of the Board as a whole and its individual members. The Nominating and Corporate Governance Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board. The Nominating and Corporate Governance Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The Nominating and Corporate Governance Committee does not distinguish among nominees recommended by stockholders and other persons. The Nominating and Corporate Governance Committee did not hold any meetings during 2020.

The members of the Nominating and Corporate Governance Committee are Mr. Weil, Mr. Ahrens, and Ms. Atkinson, each of whom is an independent director under Nasdaq’s listing standards. Mr. Ahrens is the Chairperson of the Nominating and Corporate Governance Committee.

Compensation Committee

The Compensation Committee reviews annually the Company’s corporate goals and objectives relevant to the officers’ compensation, evaluates the officers’ performance in light of such goals and objectives, determines and approves the officers’ compensation level based on this evaluation; makes recommendations to the Board regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans; makes recommendations to the Board with respect to non-CEO and non-CFO compensation and administers the Company’s incentive-compensation plans and equity-based plans. The Compensation Committee has the authority to delegate any of its responsibilities to subcommittees as it may deem appropriate in its sole discretion. The chief executive officer of the Company may not be present during voting or deliberations of the Compensation Committee with respect to his compensation. The Company’s executive officers do not play a role in suggesting their own salaries. Neither the Company nor the Compensation Committee has engaged any compensation consultant who has a role in determining or recommending the amount or form of executive or director compensation. The Compensation Committee did not meet during 2020.

Notwithstanding the foregoing, as indicated above, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The members of the Compensation Committee are Mr. Levin, Ms. Atkinson, and Mr. Van der Lande, each of whom is an independent director under Nasdaq’s listing standards. Mr. Levin is the Chairperson of the Compensation Committee.

Committee Interlocks and Insider Participation

None of our directors who currently serve as members of our compensation committee is, or has at any time in the past been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee of any other entity that has one or more executive officers serving on the Board. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors of any other entity that has one or more executive officers serving on our compensation committee.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics and our audit and compensation committee charters as exhibits to the registration statement in connection with our IPO. You can review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K. See the section of this prospectus entitled “Where You Can Find More Information.”

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against VTAQ or any members of its management team in their capacity as such, and VTAQ and the members of its management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

Periodic Reporting and Audited Financial Statements

VTAQ has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the Securities and Exchange Commission. In accordance with the requirements of the Exchange Act, VTAQ’s annual reports contain consolidated financial statements audited and reported on by VTAQ’s independent registered public accounting firm.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VTAQ

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to VTAQ before the Business Combination.

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with our audited financial statements and the notes related thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements,” and elsewhere in this proxy statement/prospectus. Reference to “we” or “us” in this section refer to VTAQ only.

Overview

We are a blank check company formed under the laws of the State of Delaware on July 10, 2019 for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business transaction with one or more businesses or entities (a “Business Combination”).

While we may pursue a Business Combination in any region or sector, we intend to focus our efforts on businesses in North America within the hospitality, leisure, travel and dining sectors with an emphasis on consumer branded businesses that have attractive growth characteristics. In addition, we intend to pursue technology companies operating in these sectors, such as business and consumer services and infrastructure. However, we do not intend to invest in businesses with large exposure to investments in physical real estate. We intend to focus on established and high-growth businesses that have an aggregate enterprise value of approximately $500 million to $2.0 billion and would benefit from access to public markets and the operational and strategic expertise of our management team and board of directors. We will seek to capitalize on the significant experience of our management team in consummating a Business Combination with the ultimate goal of pursuing attractive returns for our stockholders.

We intend to effectuate our Business Combination using cash from the proceeds of the Initial Public Offering and the sale of the Private Warrants, our capital stock, debt or a combination of cash, stock and debt.

The issuance of additional shares of our stock in a Business Combination:

•        may significantly reduce the equity interest of our stockholders;

•        may subordinate the rights of holders of common stock if we issue preferred shares with rights senior to those afforded to our shares of common stock;

•        will likely cause a change in control if a substantial number of our shares of common stock are issued,

•        which may affect, among other things, our ability to use our NOLs, if any, and most likely will also result in the resignation or removal of our present officers and directors; and

•        may adversely affect prevailing market prices for our securities.

Similarly, if we issue debt securities or otherwise incur significant indebtedness, it could result in:

•        default and foreclosure on our assets if our operating revenues after a Business Combination are insufficient to pay our debt obligations;

•        acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that required the maintenance of certain financial ratios or reserves and we breach any such covenant without a waiver or renegotiation of that covenant;

•        our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; and

•        our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a Business Combination will be successful.

Proposed Business Combination

On November 10, 2021, we entered into the Merger Agreement by and among us, Ventoux Merger Sub, Ventoux Merger Sub II, and Presto. The Merger Agreement has been approved by our and Presto’s board of directors. Subject to the satisfaction or waiver of certain closing conditions set forth in the Merger Agreement, including the approval of the Merger Agreement and the transactions contemplated thereby by Presto our stockholders, (a) Ventoux Merger Sub will merge with and into Presto (the “First Merger”), with Presto being the surviving entity in the First Merger and continuing (immediately following the First Merger) as a wholly-owned subsidiary of the Company (the “Surviving Corporation”), and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Ventoux Merger Sub II (the “Second Merger”), with Ventoux Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a wholly-owned subsidiary of the Company (the “Mergers” and the other agreements and transactions contemplated by the Merger Agreement, the “Proposed Business Combination”). In addition, in connection with the consummation of the Proposed Business Combination, the Company will be renamed Presto Technologies, Inc. and is referred to herein as “New Presto” as of the time of such change of name.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities through December 31, 2021 were organizational activities, those necessary to prepare for the Initial Public Offering, described below, and identifying a target company for a Business Combination. We do not expect to generate any operating revenues until after the completion of our Business Combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the year ended December 31, 2021, we had a net income of $3,841,344, which consists of a change in fair value of warrant liabilities of $4,953,000 and interest earned on marketable securities held in our trust account of $41,206, offset by general and administrative expenses of $990,862 and a loss on initial issuance of private warrants of $162,000.

For the year ended December 31, 2020, we had a net loss of $1,363,061, which consists of general and administrative expenses $18,208, a change in fair value of warrant liabilities of $180,000, a loss on initial issuance of private warrants of $1,140,000 and transaction costs allocable to warrant liabilities of $24,853.

Liquidity and Capital Resources

On December 30, 2020, we completed the Initial Public Offering of 15,000,000 Units at $10.00 per Unit, generating gross proceeds of $150,000,000. Simultaneously with the closing of the Initial Public Offering, we completed the sale of 6,000,000 private warrants at a price of $1.00 per private warrant in a private placement to the co-sponsors, generating gross proceeds of $6,000,000.

On January 5, 2021, in connection with the underwriters’ exercise of their over-allotment option in full, we completed the sale of an additional 2,250,000 Units, at $10.00 per Unit, generating gross proceeds of $22,500,000. Simultaneously with the closing of the over-allotment we completed a sale of an additional 675,000 private warrants, at $1.00 per private warrant, generating total proceeds of $675,000.

Following the Initial Public Offering, the full exercise of the over-allotment option, and the sale of the private warrants a total of $174,225,000 was placed in the trust account. We incurred $3,993,017 in Initial Public Offering related costs, including $3,450,000 of underwriting fees and $543,017 of other costs.

For the year ended December 31, 2021, cash used in operating activities was $638,090. Net income of $3,841,344 was affected by interest earned on marketable securities held in the trust account of $41,206, change in fair value of warrant liabilities of $4,953,000 and loss on initial issuance of private warrants of $162,000. Changes in operating assets and liabilities provided $352,772 of cash for operating activities.

For the year ended December 31, 2020, cash used in operating activities was $30,735. Net loss of $1,363,061 was affected by transaction cost allocable to warrant liabilities of $24,853, change in fair value of warrant liabilities of $180,000 and loss on initial issuance of private warrants of $1,140,000. Changes in operating assets and liabilities used $12,527 of cash for operating activities.

As of December 31, 2021, we had marketable securities held in the trust account of $174,266,206 (including approximately $41,206 of interest income) invested in a money market account that invests in US Treasury Bills. Interest income on the balance in the trust account may be used by us to pay taxes. Through December 31, 2021, we have not withdrawn any interest earned from the trust account.

We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account (less income taxes payable), to complete our Business Combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of December 31, 2021, we had cash of $313,158. We intend to use the funds held outside the trust account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, our initial stockholders, officers and directors or their affiliates may, but are not obligated to, loan us funds as may be required. If we complete a Business Combination, we would repay such loaned amounts. In the event that a Business Combination is not consummated, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $500,000 of such loans may be convertible into warrants at a price of $1.00 per unit, at the option of the lender. The units would be identical to the private warrants. Loans made by Chardan Capital Markets, LLC or any of its related persons will not be convertible into private warrants, and Chardan Capital Markets, LLC and its related persons will have no recourse with respect to their ability to convert their loans into private warrants.

If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a Business Combination. We cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

As a result of the above, in connection with our assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” we have determined that the liquidity condition and date for mandatory liquidation and dissolution raise substantial doubt about our ability to continue as a going concern through March 30, 2022, which has since been extended by three months to June 30, 2022 by depositing $1,725,000 into the Trust Account, the scheduled liquidation date of the Company if it does not complete a Business Combination prior to such date. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should we be unable to continue as a going concern.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2021. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay Chardan Capital Markets, LLC a total of $10,000 per month for office space, utilities and secretarial support. We began incurring these fees on December 23, 2020 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination and our liquidation.

We have engaged Chardan Capital Markets, LLC as an advisor in connection with a Business Combination to assist us in holding meetings with stockholders to discuss the potential Business Combination and the target business’s attributes, introduce us to potential investors that are interested in purchasing our securities in connection with the potential Business Combination, assist us in obtaining stockholder approval for the Business Combination and assist us with press releases and public filings in connection with the Business Combination. We will pay Chardan Capital Markets, LLC a marketing fee for such services upon the completion of a Business Combination in an amount equal to, in the aggregate, 3.5% of the gross proceeds of the Initial Public Offering, including proceeds from the exercise of the underwriters’ over-allotment option. Chardan Capital Markets, LLC is also expected to incur a fee equal to approximately 1.2% of the total proceeds from our capital raising efforts. Chardan Capital Markets, LLC will not be entitled to fees unless the Business Combination is consummated. Mr. Grossman is the President of Chardan and Mr. Weil is Managing Director and Co-Head of Fintech Investment Banking at Chardan.

In addition to Chardan Capital Markets, LLC, we have engaged certain advisors to assist in capital raising efforts in connection with the proposed Business Combination. The fee arrangement with the advisors, which are William Blair & Company LLC, Truist Securities Inc. and Chardan Capital Markets, LLC are only payable upon the consummation of the Business Combination.

Critical Accounting Policies

The preparation of unaudited condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Warrant Liabilities

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of our financial instruments, including issued warrants to purchase shares of common stock, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815. We account for the Private Warrants in accordance with the guidance contained in ASC 815-40 under which the Private Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the Private Warrants as liabilities at their fair value and adjust the Private Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statements of operations. The Private Warrants are valued using a Modified Black Scholes model.

Common Stock Subject to Possible Redemption

We account for our common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Shares of common stock subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Certain of our common stock feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2021 and 2020, common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ deficit section of our consolidated balance sheets.

Net Income (loss) Per Share of Common Stock

Net income (loss) per common stock is computed by dividing net income (loss) by the weighted average number of common stock outstanding for the period. Accretion associated with the redeemable shares of common stock is excluded from earnings per share as the redemption value approximates fair value.

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. We are currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our unaudited condensed financial statements.

INFORMATION ABOUT Presto

Unless the context otherwise requires, references in this section to “we,” “us,” “our,” “Presto” and the “Company” refer to the business and operations of Presto and its consolidated subsidiaries prior to the Business Combination and to New Presto and its consolidated subsidiaries following the consummation of the Business Combination.

Overview

We seek to overlay next-generation digital solutions onto the approximately $3 trillion hospitality industry given its current primarily analog nature and substantial reliance on labor. At present, we are focused on the restaurant industry.

Since our founding in 2008, we have shipped over 250,000 systems of Presto enterprise-grade digital solutions to the restaurant hospitality industry. We have leveraged our deep domain experience to build a technology platform that digitizes on-premise restaurant dining rooms and drive-throughs with the goal of maximizing restaurant profitability and enhancing the guest dining experience.

Our business is underpinned by the guiding principles that our solutions should improve the guest experience and seamlessly and effortlessly increase productivity for staff. These principles ensure that our product focus remains aligned with the objectives of our customers and with our objective of being a leader in the restaurant hospitality technology market.

The restaurant hospitality technology market is rapidly growing. The COVID-19 pandemic created an industry reset, driving restaurants to further embrace technology to solve industry challenges. The restaurant hospitality industry has been racked with labor challenges, including unprecedented shortages and high costs. Customers also have a greater desire for faster service, which increases demand for on-premise technology, across all restaurant segments, viz. casual dining, fast casual, and quick serve ready (QSR).

Process automation is a long-term priority for all physical businesses. As a result, restaurants need reliable and scalable products and technology that easily integrates with old, legacy systems.

Our platform offers a comprehensive set of modular, targeted solutions to increase staff productivity, improve guest experience and deliver actionable insights to restaurants. Our platform enables customers to improve important factors that drive profitability in a low-margin industry. With Presto’s platform, restaurants can benefit from increased table per server ratios, order accuracy, check size, and customer data collection.

Our latest generation Touch product, called Presto Flex, functions as an all-in-one server handheld or tabletop guest ordering, payment, customer personalization and gaming device. Our Vision product consists of an AI-powered computer vision software application that delivers unique and real-time insights to operators. Our Voice products use speech recognition technology in the customer order process and connect with restaurant POS systems to maximize efficiency and minimize costs by automatically transmitting orders to the restaurant’s POS system.

Our Touch product has accounted for the majority of our historical revenue. However, we expect an increasing mix of our future revenue to come from Vision and Voice products.

We benefit from a predictable, recurring revenue model from enterprise restaurant chains. We serve a blue-chip customer base with multibillion-dollar gross merchandise volume potential and high net retention rates. In the future, we may take advantage of several acquisition opportunities in customer relationship management and loyalty, POS products, front of house management, online ordering, AI tools, and integration middleware. As a result of the Business Combination, we expect to have the capital to grow organically and inorganically as we scale the Company. We expect that the Business Combination will help accelerate and enhance our ability to acquire and develop products that serve the restaurant hospitality industry.

Industry and Market Overview

As of October 2021, around 50% of U.S. restaurant operators plan to implement technology-enabled solutions to improve efficiency, labor cost management and revenue growth within the next two to three years. We estimate our addressable market includes $101 billion international enterprise restaurant labor spend, $79 billion domestic enterprise restaurant labor spend and $25 billion global enterprise restaurant technology spend. However, despite the large addressable market and expected double-digit growth of sales in 2021, the restaurant hospitality industry has faced, and continues to face, several challenges.

•        Labor Shortage:    In February 2022, the Department of Labor released a Job Openings and Labor Turnover summary that showed workers were quitting their jobs at a rate of 2.9% or 4.3 million in December 2021. A record 7.1% of restaurant workers quitting their jobs in September 2021. Restaurant job openings saw one of the highest increases versus other industries, adding nearly 631,000 new job openings since September 2020, for a total of 1.394 million job openings in September 2021. In June 2021, the U.S. Chamber of Commerce described the labor shortage as getting worse by the day making it the focus of a new “America Works” initiative expanding employer-led workforce and job training programs, advocating for federal and state policy changes and launching efforts to connect employers with talent. Lack of labor leads to operational gaps with fewer staff to manage basic work flows, slower speed of service, lower guest satisfaction and tips, higher turnover, and increases in the overhead in hiring workers.

•        Labor Cost:    For most restaurants, labor is the largest expense category, accounting for approximately 30% of sales. High labor costs lead to significantly lower margins and profitability.

•        Lack of Technological Solutions:    Even for some restaurants with enough labor, their operations are still not efficient enough. Employees are not equipped to make good decisions either because managers rely on “gut-feelings” or because they lack data to inform decision-making.

•        Lack of Differentiation:    Restaurants can seem undifferentiated from each other to consumers.

•        Slow and Inconvenient Service:    Many restaurant operations are analog, and customers are looking for speed, personalization and ease of use.

•        Lack of Data:    To make good decisions, leaders need good data. In physical industries like restaurants, it is difficult to measure operations and generate useful data.

Our platform provides restaurant operators with solutions to these challenges. First, we have over a decade of expertise digitizing analog workflow and facilitating automation, thus allowing restaurants to still operate efficiently with fewer staff and lower labor cost. Second, our products provide reliable, scaled solutions to several thousand restaurants with iconic brands. We have built long-term relationships with our customers and established our reputation as we have grown our market share. Third, we integrate with industry incumbents that restaurants use and innovate to meet customers’ changing needs. Fourth, our next-generation solutions unearth data points that were previously impossible to gather. With these solutions, innovations and a comprehensive platform, we seek to reduce significantly the labor requirements for businesses across the restaurant hospitality industry.

Platform and Product Offering

Our products are designed to increase staff productivity, improve guest experiences and deliver actionable insights to managers. We offer a range of Touch, Vision and Voice products.

Touch

Our Touch products enable self-serve ordering, payment processing, customer personalization, and gaming experiences.

Our latest Touch product, Presto Flex, is an all-in-one tablet that can be deployed for a variety of applications. This tablet can serve as a tabletop device, self-serve kiosk or handheld device. The device offers Wi-Fi and LTE connectivity while weighing 25% less than an iPad with three times the battery capacity of comparable tablets. A.I. technology provides speech recognition that allows automated voice ordering by both guests and staff. The device’s front and rear cameras enable coupon scanning. Presto Flex hosts a wide range of payment options and is PCI-DSS compliant. On average, Presto Flex eliminates 65% of POS trips increasing tables serviced and tips per server.

We believe this product offers tremendous value by allowing restaurants to operate dining rooms with fewer staff, personalizing guest experiences, increasing check sizes with automatic upselling and cross-selling functionality and providing more guest insights to the restaurant’s marketing team. In addition, our Touch products offer:

•        Advanced Security:    We have an array of advanced enterprise grade security features. Our Silicon Valley-based engineering team aims to create a secure pay-at-table experience.

•        Wide Payment Options:    We support the latest EMV and mobile payment technologies as well as the ability to split bills.

•        More Than Payments:    Our tablets have a broad range of functionality beyond payments. We enable guests to order on demand, play games, watch videos, and provide instant feedback — all from the table.

Our business has one principal supplier through which we source the tablets used in the current version of our Touch product. On October 23, 2015, we entered into an agreement with XAC Taiwan (“XAC”), a company organized under the laws of the Republic China (Taiwan) (the “Tablet Agreement”). The Tablet Agreement had an original term of three years and, since the expiration of the original term, has automatically renewed for successive one year periods. Either party may terminate the agreement upon 180 days’ notice or upon a material breach of the Tablet Agreement if such breach is not cured within 30 days. We maintain inventory that we believe is sufficient to address a potential interruption in supply. In the event of a shortage or supply interruption from XAC, if our inventory estimates are incorrect, we may not be able to develop alternative sources for the current version of our tablets quickly, cost-effectively, or at all.

Vision

Our AI-powered computer vision application provides real-time error detection, visual order tracking capabilities, and repeat guest identification. Presto Vision uses strategically located cameras and powerful artificial intelligence algorithms to offer unique real-time insights into restaurant operations and analytics.

Our next generation technology quickly identifies dropouts in drive-through lines, repeat customers, errors during food preparation, and missing items in the packing process. Our Vision product’s smart analytics promotes items with short preparation times when queues are long and notifies managers to deploy line-busting tablets when drive-through wait times or abandonment rates are high.

Our Vision product also helps boost order accuracy in the restaurant hospitality industry by deploying its technology to kitchens. This allows management to monitor whether orders going out the door are substantially accurate, thereby reducing refunds, labor cost in remaking food and unhappy guests.

We believe this product can create lower drive-through wait times and reduced drive-through abandonment, higher order accuracy, and improved guest service.

Voice

Our speech recognition technology offers guests voice-based ordering in the drive-through and other restaurant settings. Our technology takes orders using automated A.I. that frees up staff by automatically transmitting orders to the restaurant’s POS system. We believe that our Voice technology can enable faster transactions and improved order accuracy by eliminating human order taking, as well as increasing check sizes with automatic upselling and cross-selling functionality.

Transaction Services

We also offer a range of transaction services geared to enhance the customer dining experience, including premium content (gaming) and other revenue, which includes professional services. We provide the diners at our customers’ restaurants the opportunity to purchase premium content during the dining experience. We control the associated gaming licenses and its accessibility and have influence in establishing the price charged to the diner. In addition, we also generate revenue from professional services, consisting primarily of fees from developing premium content used on the devices and at installation.

Competitive Strengths

We believe that we have a number of competitive strengths that will enable our market leadership to grow. Our competitive strengths include:

•        Industry-Leading Technology Platform:    We have created a hard-to-replicate technology platform that we believe comprehensively addresses the challenges that fast casual and quick service restaurants are facing. This includes multiple back-end integrations, layers of PCI compliance and security, enterprise grade reliability, ability to scale seamlessly and deploy quickly across multiple geographies, and a customer success, support and operations team that understands enterprise challenges.

•        Category-Leading Customer Loyalty:    We maintain long-term relationships with our customers that are reflected by our 152% net revenue retention for the fiscal year ended June 30, 2021. Customer relationships are core to our business, and we invest to improve our retention.

•        Business Model That is “Sticky” and High Growth:    Our compelling and differentiated business model has enabled us to grow and expand our business. The “front of the house” or guest facing nature of our technology, as evidenced by the nature of our entertainment apps, and consumer facing voice ordering capabilities, as well as increased adoption by the customer’s staff and customers over the life of a multi-year contract, create a “sticky” relationship and high switching costs.

•        Multiple Channels of Organic Growth:    Both our existing customer base and addressable market offer a compelling opportunity for product cross-sell and upsell. Additionally, continued innovation from our research and development team provides new and innovative use cases for our Vision and Voice products.

•        Exceptional Management Team to Execute on Strategy:    Our management team has a demonstrated history of delivering strong operational results. Our Chief Executive Officer, Raj Suri, co-founded Zimride (now Lyft), the popular ride-sharing company. Our Chief Financial Officer, Ashish Gupta, has driven revenue growth, business model transformation, and cross-border M&A for over 20 years. Our Chief Technology Officer and Chief Revenue Officer both bring experience from well-known companies such as Microsoft, Postmates and Yahoo.

Growth Strategy

We believe that Presto can profitably grow and has tremendous potential based on our total addressable market. Our growth strategies include:

•        A Proven Land & Expand Model:    We initiate a customer relationship in a few test locations where we identify pain points and offer a trial product offering. This allows easy adoption of our products and requires minimal time to value. This also proves out the value proposition of our products. After we complete the land stage, we move to the expand stage where we expand use-cases to additional locations to further demonstrate customer success. With more locations and the opportunity to cross-sell supplemental product offerings, we add value at scale as we eventually expand into potentially all remaining customer locations targeting a 100% penetration rate over time.

•        Strategic & Accretive M&A to Accelerate Growth:    We have a identified acquisition opportunities that are from verticals such as customer relationship management and loyalty, POS products, front of house management, online ordering, AI tools, and integration middleware. We have engaged in exploratory conversations with several targets that have expressed an interest in exploring an acquisition by Presto. We believe these potential targets have strong product fits and could add approximately $30 million of additional ARR. With this strategy, we can further expand our product, achieve revenue and cost synergies, and increase scale. Any determination to take action in this regard will be based on market conditions and opportunities existing at the time, and accordingly, the timing, size or success of any efforts and the associated potential capital commitments are unpredictable.

Go-To-Market

Our products serve various roles in a restaurant’s management, including with respect to franchise owners and chief operating officers (COOs), chief management officers (CMOs), chief information officers (CIOs) and chief financial officers (CFOs).

Franchise Owner: Maintaining quality service standards and overseeing the finances of a restaurant brand are not nearly as challenging as the labor shortage that franchise owners are dealing with today. Labor shortages, increased minimum wage demands and COVID-19 liability concerns are the defining issues challenging the ongoing viability of a restaurant franchise. Our technology can be a franchise owner’s most reliable new hire by helping them augment their existing workforces, implement tools that reduce unnecessary busywork and improve employee retention.

COO: The COO is challenged with meeting their restaurant’s operational goals due to the incredible strain of the labor shortage. Retaining existing staff and replacing those who have left is their top priority for short-term survival and long-term growth. Our technology seeks to augment their existing workforce and improves employee retention delivering tangible improvements in productivity, throughput and quality.

CMO: Having a solid understanding of their guest’s ever-changing behavior and meeting marketing metrics defines the success of today’s restaurant CMO. Struggling with fewer marketing resources, shrinking budgets, and protecting their brand from cautious guests have all become their most significant issues. We expect our technology will provide accurate data to measure customer behavior and improve the guest experience.

CIO: With an increasing focus on customer-facing technology, upgrading legacy POS systems, and management systems, the CIO is challenged to meet increasingly demanding guest experience expectations. Choosing from all the digital transformation options to effectively future-proof their restaurant is the most complicated issue facing any CIO. Our next generation technology platform is a multipurpose, all-in-one solution that can easily integrate into customers’ existing ecosystem.

CFO: We believe our next generation technology can help the CFO drive sales and profitability growth by delivering incremental revenue through higher check sizes and reducing operating expenses through labor cost savings, improved order accuracy, and speed of service. The CFO can also optimize free cash flow by freeing up capital expenditures for technology towards restaurant core competencies.

Sales and Marketing

Our sales team focuses on new location growth, our customer community, and sales enablement and operations.

To generate demand we have developed a library of focused marketing materials as well as a robust referral network, including many of our current customers. Once we acquire prospective customers, we work with them to produce pricing, packaging and diner interfaces intended to simplify product adoption and support our customers in growing their sales.

We have also developed and nurtured long-term relationships with our largest customers and maintain an ongoing relationship with them that includes technical support and conducting quarterly business reviews in order to build a pathway to successful renewals and product upgrades.

As of December 31, 2021, we had 14 employees across sales and marketing. We intend to continue to invest in our sales and marketing capabilities to capitalize on our market opportunity.

Customers

Both private and public restaurant brands have chosen our platform, including Applebee’s, BJ’s, Checkers, Chili’s, Famous Dave’s, Outback Steakhouse and Red Lobster. We accommodate service models of all types, including quick service, fast-casual and casual dining. Brands use our platform to strengthen their customer relationships and boost their digital orders. Our typical initial contract length is 12 to 48 months, providing visibility into our forward performance.

For the six months ended December 31, 2021 and 2020 and the years ended June 30, 2021 and 2020, our three largest restaurant customers generated an aggregate of approximately 94%, 96%, 93% and 97% of our revenue, respectively. We present a discussion of each of these customers below.

The purchase and services agreement with our largest customer was executed in June 2019, and provided for the onboarding and initial sale of our Touch product. The purchase and services agreement also provides the terms under which the customer may elect to purchase additional Touch devices, as well as a revenue sharing arrangement for the provision of premium content to the customer’s patrons. The purchase and sale agreement has an initial term of three years which can be extended in June 2023 for up to a year or up to an additional six years if the customer purchases upgrades to the Touch products currently in use. If the customer does not decide to move forward with an extension 180 days before a term lapses, we may send a notice that gives the customer 15 days to decide if it will continue for another term. If the customer does not extend in such timeframe, the agreement expires at the end of the then-active term. The customer can also terminate the purchase and services agreement upon 180 days’ notice.

The services agreement with our second largest customer was executed in 2017 along with a first statement of work (SOW) pursuant thereto. The services agreement and SOW provided for the onboarding and initial sale of the Touch product, along with the terms under which the customer may elect to purchase additional Touch devices and a revenue sharing arrangement for the provision of premium content to the customer’s patrons. The services agreement had an initial term of 12 months and has automatically renewed on a year-to-year basis since 2018. The services agreement will continue to automatically renew unless it is terminated with 90 days’ notice by either party. The services agreement can also be terminated by the customer with 30 days prior written notice at any time if there is not an SOW outstanding. If there is no SOW outstanding for 12 months, the services agreement automatically terminates. The SOW has an initial term of 36 months, which may be extended two times, each for a period of 12 months. The current SOW will expire in December 2022. Our customer account team is currently in preliminary discussions with this customer to enter into a new SOW after the first SOW expires.

The service provider agreement with our third largest customer was executed in 2017 with the customer renewing a previous agreement with Presto made in 2013. The agreement governs the ongoing relationship between Presto and the customer as well as the franchisee agreements executed between Presto and each of the customer’s franchisees. The term of the service provider agreement extends until each of the franchisee agreements has been terminated. In addition to governing the terms of further purchases of the Touch product and a revenue sharing arrangement for the provision of premium content to the franchisees’ patrons, the franchisee agreements required that the franchisees replace certain existing Touch products with upgraded versions by way of purchasing the new equipment or leasing it. The franchisee agreements are currently scheduled to terminate in late 2023 unless they are extended.

As of June 30, 2020 and 2021 and the six months ended December 31, 2021, six, seven and ten restaurant chains used one of our products, respectively.

Technical Support

Our technical team supports our customers through the onboarding process, including by providing employee training, device installation, procedures for troubleshooting and maintenance and advising on best practices, among other things. We are committed to providing a differentiated customer experience. We are able to provide our customers with the option of choosing between on-site, remote, and self-guided implementation.

Following onboarding, we offer our customers support through multiple channels, including chat, phone, web and in person visits as needed. We are focused on providing our customers best-in-class technical support and will continue to make significant investments in an effort to do so.

As of December 31, 2021, we had 17 employees on our customer success team.

Research and Development

We develop products through research on the restaurant industry that focuses on the challenges its participants face now and will face in the future. For example, our current and planned products are designed to, among other things, assist in mitigating the impact of nation-wide labor shortages faced by the restaurant and hospitality industry, as well as the increased cost of employment for these customers due to increasing minimum wages and higher costs of labor in general. We are dedicated to helping our customers grow their business and, by doing so, creating lasting relationships and happy diners.

We organize our team to develop the full-stack of our products, integrating product management, engineering, analytics, data science, and design. We develop our products in three primary research and development locations: Redwood City, California, Addison, Texas and Toronto, Ontario, Canada. As of December 31, 2021, we had 65 employees in our research and development team.

Competition

The markets in which we compete are competitive and evolving rapidly. Our platform combines functionality from numerous product categories, and we therefore compete in each of these categories:

•        with respect to Touch platforms, we primarily compete with OneDine, Ziosk, and POS-proprietary systems;

•        with respect to Vision platforms, we primarily compete with Precitaste and Dragontail Systems; and

•        with respect to Voice platforms, we primarily compete with Valyant AI, Converse Now and Open City.

We believe the principal competitive factors in our market are:

•        the ability to provide an end-to-end software platform specifically designed to meet the existing and future technology needs of prospective customers;

•        ease of deployment, use and flexibility;

•        customer relationship, reputation and brand recognition;

•        customer, technology and platform support; and

•        strength of sales and marketing efforts.

We expect the competition to evolve as the market continues to grow, evolve, and attract new market entrants, especially smaller emerging companies. We believe that with our differentiated products, attractive business model, and unique go-to-market strategy we can compete effectively and favorably within the industry.

For information on risks relating to increased competition in our industry, see the section titled “Risk Factors — Risks Related to Presto’s Competition, Sales and Marketing.”

Social Responsibility and Community Initiatives

Our COVID Tech Connect was founded with a mission to connect critically ill COVID-19 patients with their loved ones. From March 2020 through August 2021, we donated 20,000 tablets and 30,000 charge cords to 2,000 hospitals and care facilities in all 50 states across the United States. We scaled beyond hardware with the development of an award-nominated, free video conferencing solution, that connects hospitalized COVID patients with friends and family through virtual visitations. We also expanded beyond our mission with emergency relief for those communities who were disproportionately affected by COVID-19, both domestically and abroad.

Intellectual Property

As of December 31, 2021, we had eight registered domain names for websites that we use in our business, such as presto.com and other variations, and no registered trademarks, patents or copyrights.

We rely on trade secret laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual protections, to protect our intellectual property rights, including our proprietary technology, software, know-how, and brand. We require our employees, consultants, and other third parties to enter into confidentiality and proprietary information and invention assignment agreements, and we control and monitor access to our software, documentation, proprietary technology, and other confidential information. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes, and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers and partners.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. See the section entitled “Risk Factors,” including “Risk Factors — Risks Related to Presto’s Intellectual Property” for a description of the risks related to our intellectual property.

Insurance

We maintain insurance, excess coverage, or reinsurance for property and general liability, professional liability, directors’ and officers’ liability, workers’ compensation, cybersecurity, technology errors and omissions, ocean/marine cargo, commercial crime and other coverage in amounts and on terms deemed adequate by management, based on our actual claims experience and expectations for future claims. However, future claims could exceed our applicable insurance coverage.

Our Facilities

Our corporate headquarters are located in 816 Hamilton St, Redwood City, CA 94063 and consist of approximately 3,000 square feet of office space under a lease that expires on April 11, 2022. We also maintain additional offices in Addison, Texas and Toronto, Ontario, Canada.

As a result of COVID-19, our workforce has been working remotely since March 2020. We recognized early on in the COVID-19 pandemic that there was likely to be a shift in the workplace and introduced measures to facilitate a flexible work environment for our employees. We have been continually assessing our physical office footprint, including our corporate headquarters and those locations noted above, and our future flexible work environment may allow us to reduce our current physical office footprint. We believe that our facilities are adequate to meet our needs for the immediate future and that we will be able to secure additional space, as needed, to accommodate expansion of our operations.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition, or cash flows. Regardless of the outcome, legal proceedings can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Government Regulation

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation. As more fully described below, certain of our services also are, or may be in the future, subject to the laws, rules, and regulations that are related to acceptance of credit cards and debit cards. We also are, or may be in the future, subject to rules promulgated and enforced by multiple authorities and governing bodies in the United States, including federal, state and local agencies, payment card networks and other authorities. These descriptions are not exhaustive, and these laws, regulations, and rules frequently change and are increasing in number.

Card Network and NACHA Rules

We rely on our relationships with financial institutions and third-party payment processors to access the payment card networks, such as Visa and Mastercard, which enable our acceptance of credit cards and debit cards. We pay fees to such financial institutions and third-party payment processors for such services. We are required by these third-party payment processors to register with Visa, Mastercard, and other card networks and to comply with the rules and the requirements of these card networks’ self-regulatory organizations. The payment networks and their member financial institutions routinely update, generally expand, and modify requirements applicable to our customers, including rules regulating data integrity, third-party relationships, merchant chargeback standards and compliance with PCI-DSS. PCI-DSS is a set of requirements designed to ensure that all companies that process, store, or transmit payment card information maintain a secure environment to protect cardholder data.

We are also subject to the operating rules of the National Automated Clearing House Association (“NACHA”). NACHA is a self-regulatory organization which administers and facilitates private-sector operating rules for ACH payments and defines the roles and responsibilities of financial institutions and other ACH network participants. The NACHA Rules and Operating Guidelines impose obligations on us and our partner financial institutions, such as audit and oversight by the financial institutions and the imposition of mandatory corrective action, including termination, for serious violations.

Privacy and Consumer Information Security

In the ordinary course of our business, we access, collect, store, use, transmit and otherwise process certain types of data, including personally identifiable information (“PII”), which subjects us to certain federal and state privacy and information security laws, rules, industry standards and regulations designed to regulate consumer information and data privacy, security and protection, and mitigate identity theft. These laws, some of which are discussed below, impose obligations with respect to the collection, processing, storage, disposal, use, transfer, retention and disclosure of PII, and, with limited exceptions, give consumers the right to prevent use of their PII and disclosure of it to third parties. Such laws and regulations are subject to ongoing changes, and a number of new proposed or recently passed laws or regulations in this area are expected to be applicable to our business.

In addition, under these laws and regulations, including the federal Gramm-Leach-Bliley Act (“GLBA”) and Regulation P promulgated thereunder, we must disclose our privacy policy and practices, including those policies relating to the sharing of nonpublic personal information with third parties. The GLBA may restrict the purposes for which we may use PII obtained from consumers and third parties. We may also be required to provide an opt-out from certain sharing.

On January 1, 2020, the CCPA took effect, directly impacting our California business operations and indirectly impacting our operations nationwide. While personal information that we process that is subject to the GLBA is exempt from the CCPA, the CCPA regulates other personal information that we collect and process. A new California ballot initiative, the CPRA was passed in November 2020. Effective starting on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PRESTO

The following discussion and analysis provides information which Presto’s management believes is relevant to an assessment and understanding of Presto’s results of operations and financial condition. You should read the following discussion and analysis of Presto’s financial condition and results of operations together with Presto’s unaudited condensed consolidated financial statements as of and for the six months ended December 30, 2021 and 2020 and the audited consolidated financial statements as of and for the years ended June 31, 2021 and 2020, together with the related notes thereto, included in this proxy statement/prospectus. This discussion and analysis should also be read together with the pro forma financial information in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and a description of Presto’s business in the section entitled “Information About Presto.”

Certain of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to plans and strategy for Presto’s business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Risk Factors,” Presto’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from Presto’s forward-looking statements. Please also see the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Unless otherwise indicated or the context otherwise requires, references in this Presto’s Management’s Discussion and Analysis of Financial Condition and Results of Operations section to “Presto,” “we,” “us,” “our,” the “Company,” and other similar terms refer to Presto prior to the Business Combination and to New Presto and its consolidated subsidiaries after giving effect to the Business Combination.

Overview

We seek to overlay next-generation digital solutions onto the approximately $3 trillion hospitality industry given its current primarily analog nature and substantial reliance on labor. At present, we are focused on the restaurant industry.

Since our founding in 2008, we have shipped over 250,000 systems of Presto enterprise-grade digital solutions to the restaurant hospitality industry. We have leveraged our deep domain experience to build a technology platform that digitizes on-premise restaurant dining rooms and drive-throughs with the goal of maximizing restaurant profitability and enhance the guest dining experience.

Our business is underpinned by the guiding principles that our solutions should improve the guest experience and seamlessly and effortlessly increase productivity for staff. These principles ensure that our product focus remains aligned with the objectives of our customers and with our objective of being a leader in the restaurant hospitality technology market.

The restaurant hospitality technology market is rapidly growing. The COVID-19 pandemic created an industry reset, driving restaurants to further embrace technology to solve industry challenges. The restaurant hospitality industry has been racked with labor challenges including unprecedented shortages and high costs. Customers also have a greater desire for faster service, which increases demand for on-premise technology.

Process automation is a long-term priority for all physical businesses. As a result, restaurants need reliable and scalable products and technology that easily integrates with old, legacy systems.

Our platform offers a comprehensive set of modular, targeted solutions to increase staff productivity, improve guest experience and deliver actionable insights to restaurants. Our platform enables customers to improve important factors that drive profitability in a low-margin industry. With Presto’s platform, restaurants can benefit from increased table per server ratios, order accuracy, check size, and customer data collection.

Our latest generation Touch product called Presto Flex functions as an all-in-one server handheld or tabletop guest ordering, payment, customer personalization and gaming device. Our Vision product consists of an AI-powered computer vision software application that delivers unique and real-time insights to operators. Our Voice products use speech recognition technology in the customer order process and connect with restaurant POS systems to maximize efficiency and minimize costs by automatically transmitting orders to the restaurant’s POS system.

Our Touch product has accounted for the majority of our historical revenue. However, we expect an increasing mix of our future revenue to come from our Vision and Voice products.

We benefit from a predictable, recurring revenue model from enterprise restaurant chains. We serve a blue-chip customer base with multibillion-dollar gross merchandise volume potential and high net retention rates. In the future, we may take advantage of several acquisition opportunities in customer relationship management and loyalty, POS products, front of house management, online ordering, AI tools, and integration middleware. As a result of the Business Combination, we expect to have the capital to grow organically and inorganically as we scale the Company. We expect that the Business Combination will help accelerate and enhance our ability to acquire and develop products that serve the restaurant hospitality industry.

The Business Combination

On November 10, 2021, VTAQ, Ventoux Merger Sub I, Ventoux Merger Sub II and Presto entered into the Merger Agreement, pursuant to which (a) Ventoux Merger Sub I will merge with and into Presto, with Presto being the Surviving Corporation in the First Merger and continuing (immediately following the First Merger) as a wholly-owned subsidiary of VTAQ and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Ventoux Merger Sub II, with Ventoux Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a wholly-owned subsidiary of VTAQ. Upon the Closing, VTAQ will be renamed “Presto Technologies, Inc.” and the VTAQ Common Stock and the Public Warrants will continue to be listed on Nasdaq and trade under the ticker symbols “PRST” and “PRSTW,” respectively.

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under the guidance in ASC 805, Business Combinations, VTAQ, who is the legal acquirer, will be treated as the “acquired” company for financial reporting purposes and Presto will be treated as the accounting acquirer. This determination was primarily based on Presto expecting to have a majority of the voting power of the post-combination company, Presto’s senior management comprising substantially all of the senior management of the post-combination company, the relative size of Presto compared to VTAQ, and Presto’s operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of a capital transaction in which Presto is issuing stock for the net assets of VTAQ. The net assets of VTAQ will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Presto.

The most significant changes in Presto’s future reported financial position and results are expected to be a net increase in cash (as compared to our Consolidated Balance Sheet as of December 31, 2021) of between approximately $49.6 million, assuming maximum stockholder redemptions permitted under the Merger Agreement and $223.8 million, assuming no stockholder redemptions.

Public Company Costs

Subsequent to the Business Combination, New Presto is expected to continue as an SEC-registered and Nasdaq-listed company. We expect to hire additional staff and implement new processes and procedures to address public company requirements. We also expect to incur substantial additional expenses for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external costs for investor relations, accounting, audit, legal and other functions.

Impact of COVID-19

Presto was and is subject to risks and uncertainties as a result of the outbreak of a novel strain of coronavirus, designated “COVID-19” and declared to be a pandemic in March 2020. Presto began to experience impacts from COVID-19 in March 2020, as federal, state and local governments reacted to the COVID-19 pandemic by encouraging or requiring social distancing, instituting shelter-in-place orders, and requiring, in varying degrees, reduced operating hours, restaurant dine-in and/or indoor dining limitations, capacity limitations or other restrictions that largely limited restaurants to off-premise sales (take-out and delivery) in the early stages of the pandemic. At the same time, COVID-19 has also had a significant impact on the restaurant and hospitality sector in which Presto operates. Many restaurants closed completely due to lockdowns and staff shortages, especially as multiple waves of COVID-19 continued to debilitate the restaurant and hospitality industry.

Presto experienced three impacts from the initial onset of COVID-19 that resulted in significant charges to the statement of operations:

•        Impairment of Returned Leased Tablets. During the third and fourth quarters of fiscal year 2021, Presto experienced contract terminations by certain franchisees of one of Presto’s primary enterprise customer relationships. Under such contracts, the franchisees leased the equipment from Presto and upon termination was required to return the used equipment to Presto. Upon return, such equipment was determined to not be recoverable in future leasing relationships; accordingly, Presto incurred an impairment loss during such periods. Presto acknowledges that such impairment charges may occur in the future if additional franchisee terminations occur, and Presto does not consider these to be non-recurring, infrequent and unusual business costs.

•        Loss on Infrequent Product Repairs. Social distancing practices resulted in customers implementing a range of extreme cleaning protocols involving Presto’s products. Specifically, customers started to clean Presto’s devices with highly invasive commercial disinfectant solutions, which leaked into the hardware, causing significant damage to the devices and requiring repair or replacement. This resulted in a significant spike in repair and return merchandise authorization (“RMA”) expenses compared to historical expenses. Specifically, in the six months ended December 31, 2021 and the fiscal year ended June 30, 2021, the volume of repair charges Presto experienced were higher than usual due to a liquid ingress issue resulting from COVID-19 related actions by its customers. In order to prevent disruption to customers’ businesses, Presto incurred $0.5 million, $0.7 million and $3.3 million of loss on infrequent product repairs related to this issue, in the six months ended December 31, 2021 and 2020 and the fiscal year ended June 30, 2021, respectively, which are presented as separate line items on Presto’s consolidated statement of operations and comprehensive loss. Typically, these issues would be considered to be negligence on the part of the customer and would not be covered by Presto’s standard warranty; however, given the nature of the issues and the fact that the cleaning protocols were a mandatory precaution as a result of COVID-19 and were not expected to cause such widespread damage to the devices, Presto, as a sign of goodwill and for customer satisfaction, incurred the repair and replacement expenses related to the liquid ingress issue. The expenses incurred were not honored by the manufacturer’s warranty under the RMA process. Presto has made a claim to recover the costs from the third-party subcontractor who manufactures the hardware; however, the claim is pending legal arbitration.

•        Hardware Repair Expenses Related to COVID-19. As a result of COVID-19, Presto incurred higher than usual repair expenses for one-time, infrequent product repairs that were not covered by Presto’s third-party manufacturer, who typically covers the costs. The increase in expenses was a result of a higher volume of repair requests due to customer issues arising from COVID-19 related complications and a desire on the part of customers to have Presto reboot and re-certify equipment coming out of COVID-19.

Over the course of 2021, certain of these restrictions were relaxed as incidents of infection from the initial outbreak declined, but many of the restrictions were reinstituted as incidents of infection surged. The degree and duration of restriction varied by individual geographic area. The extent of the continuing impact of the COVID-19 pandemic on Presto’s business remains highly uncertain and difficult to predict, as the operating status of restaurants remains fluid and subject to change as government authorities modify existing restrictions or implement new restrictions on restaurant operations in response to changes in the number of COVID-19 infections and the availability and acceptance of vaccines in their respective jurisdictions. Additionally, economies worldwide have been negatively impacted by the COVID-19 pandemic, which resulted in a global economic recession.

Presto has taken several actions to mitigate the effects of the COVID-19 pandemic on its operations and franchisees. In April 2020, Presto received a loan of approximately $2.6 million under the U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”), to assist with the economic hardships caused by the pandemic. In March 2021, Presto received a second loan of $2.0 million under SBA PPP. In August 2021, Presto was granted forgiveness of the first loan in an amount of approximately $2.6 million.

The severity of the continued impact of the COVID-19 pandemic on Presto’s business will depend on a number of factors, including, but not limited to, how long the pandemic will last, whether/when recurrences of the virus may arise, what restrictions on in-restaurant dining may be enacted or re-enacted, the availability and acceptance of vaccines, the timing and extent of consumer re-engagement with our customers and, in general, what the short- and long-term impact on consumer discretionary spending the COVID-19 pandemic might have on Presto and the restaurant industry as a whole, all of which are uncertain and cannot be predicted. Presto’s future results of operations and liquidity could be impacted adversely by future dine-in restrictions and the failure of any initiatives or programs that Presto may undertake to address financial and operational challenges faced by it and its franchisees. As such, the extent to which the COVID-19 pandemic may continue to materially impact our financial condition, liquidity, or results of operations remains highly uncertain.

Our Revenue Model

Our revenue is driven by our ability to attract new customers, retain existing customers, increase sales from both new and existing customers, and ultimately help our customers grow their businesses. We serve casual dining, quick serve and fast casual restaurants that are made up primarily of named logos with tens to thousands of locations, consisting of both corporates and franchisees.

During the six months ended December 31, 2021 and 2020 and the fiscal years ended June 30, 2021 and 2020, we derived our revenues from two revenue streams: (1) sales and leases of the Presto Touch product (“platform revenue”), which includes hardware, hardware accessories, software and customer support and maintenance, and (2) Premium Content (gaming) and other revenue, which includes professional services (“transaction revenue”).

•        Platform Revenue: the platform revenue stream is generated from fees charged to customers for access to our Touch product and is recognized ratably. Part of the total contract value is due upon execution of the contract, and the remainder is due when the customer goes live. Our contracts with customers are generally for a term ranging from 12 to 48 months. Amounts invoiced in excess of revenue recognized are recorded as deferred revenue. Fees generated from our newly launched voice and vision products were not material during the six months ended December 31, 2021 or the fiscal year ended June 30, 2021.

We also maintain arrangements with a certain legacy customer whereby we lease the Touch product to that customer. Revenue associated with the lease was recognized on a straight-line basis as platform revenue over the lease term in the consolidated statements of operations and comprehensive loss.

•        Transaction Revenue: transaction revenue consists of a single performance obligation recognized at a point in time when the content is delivered and used. Transaction revenue is recognized on a gross basis as we are the principal in the relationship and the restaurant acts as a sales agent between us and the diner to upsell premium content purchases during the dining experience. We are the principal as we are the primary obligor responsible for fulfillment, we control the gaming license and its accessibility and have influence in establishing the price charged to the diner. The portion of gaming service collections withheld by the restaurant for sales commission is recorded to transaction cost of revenue.

We have historically incurred operating losses and negative cash flows from operating activities. We expect to continue to incur operating losses until the fourth quarter of fiscal year 2023 and negative cash flows from operating activities until the second quarter of fiscal year 2023, as we work to expand our customer base and the number of locations in which our products are used, increase sales of our Voice and Vision products, increase our platform revenues and maintain our relationships with current customers.

Our ability to achieve profitability and positive cash flows from operating activities will depend primarily on our ability to increase revenues due to the following factors:

•        Attracting New Customers and Expanding Locations in which Our Products are Used.    Our future growth depends on our ability to attract new customers and expand the locations across which our current and new customers use our products. For calendar years 2022 and 2023, we expect the majority of our new customer growth and new customer location expansion to come from sales of our Voice and Vision products. In an effort to attract new customers and expand our locations served, since the first fiscal quarter of 2022, we have signed and are now starting to roll out our Touch, Voice and Vision products across three enterprise customers and approximately six pilot customers. Many of these pilot customers have more than a thousand locations each. These customers are testing all three of our products in live locations. Our goal is to convert these pilot customers into broader customer relationships in order to meet our forecast of achieving positive cash flow by the second quarter of fiscal year 2023 and operating profit by the fourth quarter of fiscal year 2023.

•        Increasing Voice and Vision Product Sales.    Since the first fiscal quarter of 2022, we have experienced increased demand for our Voice and Vision products with respect to quick service restaurants, especially from chain enterprises with drive-throughs. This accelerated demand is due to the fact that our products mitigate the impact of severe nation-wide labor shortages faced by the restaurant and hospitality industry, as well as the increased cost of employment for these enterprises due to increasing minimum wages and higher costs of labor in general. For example, in January 2022, we announced the industry’s first enterprise Voice rollout with Checkers, a nation-wide restaurant chain with approximately 840 locations. Our goal is to continue to increase sales of our Voice and Vision products to capture new customers in order to meet our forecast of achieving positive cash flow by the second quarter of fiscal year 2023 and operating profit by the fourth quarter of fiscal year 2023.

•        Increase Platform Revenues.    As described above, we generate revenue through two main revenue streams: (i) platform revenue and transaction revenue. We believe our overall growth will be largely driven by platform revenue growth, which we expect to have higher margins than transaction revenues. Platform revenue growth will in turn be driven by an increase in sales of our Voice and Vision products.

•        Maintain Relationships with Current Customers.    In order to help foster robust contract renewals, our account management and program management teams conduct quarterly business reviews with our top customers which generate the most value to us, in order to build a pathway to a successful renewal and product upgrade in each fiscal year. Successful renewal of our largest customers is critical to our near-term results of operations and is dependent on product execution, key customer relationships, and in part, health of the franchisees for our customers that have a predominantly franchised model.

We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. For example, the size and timing of customer rollouts from quarter-to-quarter can vary given our focus on large chain restaurants, which often have different decision-making cycles and levels of internal preparedness. Lastly, another COVID-19 surge could adversely affect the restaurant industry and our customer base by decreasing restaurant demand through a decrease in consumer visits and foot traffic (which we believe ultimately drives our customers’ top line revenues), thereby decreasing demand for our equipment.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use certain non-GAAP financial measures, as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may be different than similarly-titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered as substitutes for, or superior to, the financial information prepared and presented in accordance with GAAP contained in this proxy statement/prospectus.

We believe that these non-GAAP financial measures provide useful information about our financial performance, enhance the overall understanding of our past performance and future prospects, and allow for greater transparency with respect to important metrics used by our management for financial and operational decision-making. We are presenting these non-GAAP metrics to assist investors in seeing our financial performance using a management view. We believe that these measures provide an additional tool for investors to use in comparing our core financial performance over multiple periods with other companies in our industry.

Adjusted Gross Profit

Adjusted Gross Profit is calculated as gross profit adjusted to add back depreciation and hardware repair expenses related to COVID.

We use Adjusted Gross Profit to understand and evaluate our core operating performance and trends. We believe this metric is a useful measure to us and to our investors to assist in evaluating our performance because it removes the impact of events that do not reflect our core operating performance, thereby providing consistency and direct comparability with our past financial performance and between fiscal periods.

The following table provides a reconciliation of gross profit to Adjusted Gross Profit for each of the periods indicated:

	Six Months Ended December 31,		Year Ended June 30,
(in thousands)	2021	2020	2021	2020
Gross profit	$1,619	$2,484	$1,048	$5,082
Depreciation	927	1,422	2,589	2,840
Hardware repair expenses related to COVID	1,110	765	1,490	—
Adjusted Gross Profit(1)	$3,656	$4,672	$5,127	$7,922

____________

(1)      Adjusted Gross Profit includes impairment of returned lease tablets of $3.0 million.

Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss), adjusted to exclude interest and other expense, net, income taxes, depreciation and amortization expense, stock-based compensation expense, fair value adjustments on warrant liabilities and convertible promissory notes, loss on debt extinguishment, forgiveness of one of our PPP loans, and hardware repair expenses related to COVID and COVID-related expenses due to damage from liquid ingress.

We believe Adjusted EBITDA is useful for investors to use in comparing our financial performance to other companies and from period to period. Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired. In addition, Adjusted EBITDA eliminates the impact of certain items that do not reflect our core operating performance, thereby providing consistency and direct comparability with our past financial performance and between fiscal periods. We have also excluded COVID-related expenses relating to loss on infrequent product repairs and excessive hardware repair expenses as the expenses are non-recurring as they occurred directly as a result of issues arising from COVID-19 protocols. They were not present in the years prior to the onset of COVID-19 and are not expected to recur. Excluding these COVID-related expenses serves to better reflect our operating performance and provides consistency and comparability with our past financial performance. Adjusted EBITDA also has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under GAAP. For example, although depreciation expense is a non-cash charge, the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new asset acquisitions. In addition, Adjusted EBITDA excludes stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy. Adjusted EBITDA also does not reflect changes in, or cash requirements for, our working capital needs; interest expense, or the cash requirements necessary to service interest or principal payments on our debt, which reduces the cash available to us; or tax payments that may represent a reduction in cash available to us. The expenses and other items we exclude in our calculation of Adjusted EBITDA may differ from the expenses and other items that other companies may exclude from Adjusted EBITDA when they report their financial results.

The following table provides a reconciliation of net loss to Adjusted EBITDA for each of the periods presented:

	Six Months Ended December 31,		Year Ended June 30,
(in thousands)	2021	2020	2021	2020
Net loss	(58,415)	(10,548)	$(49,802)	$(23,809)
Interest and other expense, net	(385)	2,119	5,265	2,335
Depreciation and amortization	1,053	1,585	2,907	3,177
Income taxes	24	10	23	1
Stock-based compensation expense	948	103	736	300
Change in fair value of warrants and convertible notes	45,169	530	19,996	2,011
Loss on infrequent product repairs	463	664	3,342	—
Hardware repair expense related to COVID	1,110	765	1,490	—
Adjusted EBITDA(1)	(10,033)	(4,772)	(16,043)	(15,985)

____________

(1)      Adjusted EBITDA includes impairment of returned lease tablets of $3.0 million.

Key Performance Indicator

We use one primary key performance indicator to evaluate our operational and financial performance: net revenue retention.

Our ability to retain and increase revenue from our existing customer base is a key driver of our business growth. We expand within our existing customer base by selling additional products, adding more locations, and helping restaurants generate greater sales per location.

Given the long-term and recurring nature of our customer contracts, we use net revenue retention as a key metric. Net revenue retention compares our revenue from a set of active customers in a one-year period to the same set of customers in the prior year period. We calculate net revenue retention by dividing a particular period’s annual reoccurring revenue by the prior period’s annual reoccurring revenue using the same set of customers. Net revenue retention is an indicator of the propensity of our customers to continue working with us and expanding their relationship with us. We assess our net revenue retention quarterly on a rolling basis year-over-year. For the six months ended December 31, 2021, our net revenue retention was 103% while for the six months ended December 31, 2020, it was 131%. Having digested expansion within our current customer base by the middle of 2021 which fueled the prior year net revenue retention metric, during the six months ended December 31, 2021, we signed three new named logos, entering into a new “land” cycle of growth. As these new customers start to rollout and expand their location counts, we expect net revenue retention to increase in calendar year 2022.

We believe net revenue retention is useful for investors by providing a consistent comparison of customer results and growth across comparable periods within our core, established customer base, unaffected by the impact of new customers on our business.

Key Factors Affecting Our Performance

Support of our Customers’ Revenue Growth

We believe our long-term revenue growth is correlated with the growth of our existing customers’ businesses, and we strive to support their success. Our revenue grows with that of our customers — as our customers generate more sales, we generally see higher platform and transaction revenue. We have a demonstrated track record of partnering with restaurants to help grow their revenue and will continue to invest in our customer success team and in new products that help customers thrive.

Adoption of Additional Products

We offer additional products to existing customers through a combination of customer relationship management investments, product-led growth, and the introduction of new products. We believe that we provide the most value when our customers have multiple touchpoints across our platform. We also believe that adoption of additional products will drive labor savings and profitability improvements for our customers, allowing them to reinvest in their success. Decisions by our customers to adopt more of our products will depend on a number of factors, including our customers’ satisfaction with our platform, competition, pricing, and our ability to demonstrate the value proposition of our products.

Expansion of Locations Per Customer

As our customers grow their businesses and open new locations, we expect to see a corresponding increase in locations on our platform. To that end, we work closely with restaurants across our customer-facing teams to support their expansion efforts. We believe that we are well-positioned to extend our reach to and onboard these new locations based on our customers’ desire to use a single, integrated platform across all locations. This impacts our ability to service individual customers with a dedicated, core team using the appropriate technological resources and personnel, creating operating efficiencies of scale while maintaining growth.

Acquisition of New Locations

We believe there is a substantial opportunity to continue to grow our restaurant locations across the casual dining, quick service and fast casual sectors in the United States. We intend to continue to drive new location growth through our differentiated go-to-market strategy, including an industry advisor network, and enterprise sales representatives who are deeply integrated in the local restaurant and hospitality sector. In addition, we will continue to invest in marketing efforts in key U.S. cities to grow our brand awareness. Our ability to acquire new locations will depend on a number of factors, including the effectiveness and growth of our sales team, the success of our marketing efforts, and the continued satisfaction of, and word-of-mouth referrals generated by, our existing customers. We expect our absolute investment in sales and marketing and other customer acquisition costs related to our hardware and professional services to increase as we continue to grow.

The number of locations is not in itself a key performance indicator utilized by our management because of varying financial arrangements and contribution. Rather, our management uses number of locations as a general measure of scale across our platform.

Innovation and Development of New Products

We have a culture of continuous innovation evidenced by our history of consistent and timely product launches and refinements. We intend to continue to invest in research and development to expand and improve the functionality of our current platform and broaden our capabilities to address new market opportunities. As a result, we expect our total operating expenses will increase over time and, in some cases, have short-term negative impacts on our operating margin. Our ability to successfully develop, market, and sell new products to our customers will affect our competitive posture with our competitors.

Seasonality

We experience seasonality in our financial transaction revenue, which is largely driven by the level of gross payment volume processed through our platform. For example, customers typically have greater sales during the warmer months, though this effect varies regionally. As a result, our transaction revenue per location has historically been stronger in the second and third quarters. We believe that transaction revenue from both existing and potential future products will continue to represent a material proportion of our overall revenue mix at least in the near term and seasonality will continue to impact our results of operations.

Components of Results of Operations

Revenue

We generate revenue from two main sources that are further described below: (1) platform revenue and (2) transaction revenue.

Platform revenue is generated from fees charged to customers for access to Presto’s suite of Touch, Vision or Voice products and is recognized ratably. Part of the total contract value is due upon execution of the contract, and the remainder is due upon installation of the systems. Our contracts with customers are generally for a term ranging from 12 to 48 months. Amounts invoiced in excess of revenue recognized are recorded as deferred revenue. We also maintained arrangements with a certain legacy customer whereby we leased the Touch product to that customer. Revenue associated with the lease was recognized on a straight-line basis as platform revenue over the lease term in the consolidated statements of operations and comprehensive loss.

Transaction revenue consists of a single performance obligation recognized at a point in time when the content is delivered and used. Transaction revenue is recognized on a gross basis as we are the principal in the relationship and the restaurant acts as a sales agent between us and the diner to upsell premium content purchases during the dining experience. We are the principal as we are the primary obligor responsible for fulfillment, we control the gaming license and its accessibility and have influence in establishing the price charged to the diner. The portion of gaming service collections withheld by the restaurant for sales commission is recorded to transaction cost of revenues. We also generate revenue from professional services, which primarily consists of fees from developing premium content to be used on the devices and installation. We recognize revenue from professional service engagements that occur over a period of time on a proportional performance basis as labor hours are incurred.

Cost of Revenue

Platform cost of revenue consists of four categories: product costs, shipping/freight costs, installation costs and other costs. Product costs consist primarily of the cost to purchase the hardware and hardware accessories for the Touch, Vision and Voice products. Shipping/freight costs consist of all costs to transport equipment to customers. Installation costs include the labor cost to install the hardware in each restaurant. Other costs include the amortization of capitalized software and product support costs.

We also incur costs to refurbish and repair our tablets. These costs are expensed in the period they are incurred, as the costs are expected to be linear and therefore, will match with the timing of revenue recognition over time. In connection with these costs, we also accrue a liability at each reporting period for expected repair costs for customer tablets currently in our Return Merchandize Authorization (“RMA”) process as of the reporting period, which get charged to platform cost of revenue. Our hardware repair expense was higher in the six month period ended December 31, 2021 and fiscal year 2021 due to COVID-related volume, whereby customers sent back tablets either simply to be checked or reset, or for cosmetic reasons or minor repairs.

Transaction cost of revenue consists primarily of the portion of the fees collected from diners that are then paid to the restaurant as part of the revenue share agreement with each restaurant. As we bear the primary responsibility of the product, we are the principal in the premium content transactions and restaurants act as the agent, whereby we collect all of the fees paid as revenue and remit the revenue share to the restaurants as cost of revenue.

Depreciation and impairment cost of revenue consists primarily of the costs of leased assets that are included in property and equipment, net in the balance sheet that are amortized to cost of revenue and related impairment charges.

Operating Expenses

Operating expenses consist of sales and marketing, research and development, customer and warehouse operations, and general and administrative expenses. The largest single component of operating expenses is employee-related expenses, which include salaries, commissions and bonuses, stock-based compensation, and employee benefit and payroll costs.

Research and development.    Research and development expenses consist primarily of employee-related costs associated with maintenance of our platform and the evaluation and development of new product offerings, as well as allocated overhead and expenses associated with the use of third-party software directly related to preliminary development and maintenance of our products and services. These costs are expensed as incurred unless they meet the requirements for capitalization.

We plan to continue to hire employees to support our research and development efforts to expand the capabilities and scope of our platform and related products and services. As a result, we expect that research and development expenses will increase on an absolute dollar basis as we continue to invest to support these activities and innovate over the long-term.

Sales and Marketing.    Sales and marketing expenses consist primarily of employee-related costs incurred to acquire new customers and increase product adoption across our existing customer base. Marketing expenses also include fees incurred to generate demand through various advertising channels and allocated overhead costs.

We expect that sales and marketing expenses will increase on an absolute dollar basis as we invest to grow our field-based sales team, increase demand generation, and enhance our brand awareness. We expect sales and marketing expenses as a percentage of revenue will vary from period-to-period over the short-term and decrease over the long-term.

General and administrative.    General and administrative expenses consist primarily of expenses related to facilities, finance, human resources and administrative personnel and systems. General and administrative expenses also include costs related to fees paid for certain professional services, including legal, tax and accounting services and bad debt expenses.

We expect that general and administrative expenses will increase on an absolute dollar basis as we add personnel and enhance our systems, processes, and controls to support the growth of our business as well as our increased compliance and reporting requirements as a public company. We expect general and administrative expenses as a percentage of revenue will vary from period-to-period over the short-term and decrease over the long-term.

Loss on infrequent product repairs expenses consist primarily of charges incurred in connection with hardware returned for repair or replacement using an RMA. While we have incurred RMA charges in the past, in the six months ended December 31, 2021 and the fiscal year ended June 30, 2021, the volume of repair charges was extremely unusual and very high due to a liquid ingress issue resulting from COVID-19 related actions by our customers. Our devices failed primarily due to the use of extremely strong commercial disinfectant solutions by our customers to clean the hardware devices as a mandatory precaution protocol due to COVID-19. Due to use of commercial cleaning products, the solution leaked into the hardware causing significant damage to the devices and requiring replacement of such devices.

The standard warranty that we provide covers regular wear and tear and does not cover any damage caused by mishandling of the product. However, given the nature of issues, in order to prevent disruption to our customers’ businesses, we incurred approximately $0.5 million, $0.7 million and $3.3 million of repair and replacement expenses related to this issue during the six months ended December 31, 2021 and 2020 and the fiscal year ended June 30, 2021. We have also made a claim to recover the costs from our third-party subcontractor who manufactures the hardware; however, the claim is in legal arbitration the outcome of which is pending determination.

Change in Fair Value of Warrants

We account for our warrants in accordance with ASC 815-40 as either liabilities or as equity instruments depending on the specific terms of the warrant agreement. Warrants are classified as liabilities when there is variability in the number of shares, and when the variability is not related to an input in the Black-Scholes valuation model. Liability-classified warrants are remeasured at each reporting date until settlement, with changes in the fair value recognized in the change in fair value of warrants and convertible promissory notes in the consolidated statement of operations and comprehensive loss. Warrants that meet the fixed-for-fixed criteria or contain variability related to an input in the Black-Scholes valuation model are classified as equity instruments. Warrants classified as equity instruments are initially recognized at fair value and are not subsequently remeasured.

Change in Fair Value of Convertible Promissory Notes and Embedded Warrants

We elected the fair value option to account for the convertible promissory notes and embedded warrants because we believe it more accurately reflects the value of the debt in our financial statements. The principal amount of the convertible promissory notes is measured at fair value using the Monte Carlo valuation model. The valuation model utilized various key assumptions, such as enterprise value and the probability of expected future events.

Other Income, Net

Other income, net consists of income of $2.6 million due to the forgiveness of our PPP loan in the six months ended December 31, 2021.

Interest Expense

Interest expense primarily consists of loss on debt extinguishment related to the settlement of our term loan outstanding during the fiscal year ended June 30, 2020 and interest incurred on our financing obligations, convertible promissory notes and outstanding loans.

Provision for Income Taxes

We account for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when management estimates that it is more likely than not that deferred tax assets will not be realized. Realization of deferred tax assets is dependent upon future pretax earnings, the reversal of temporary differences between book and tax income, and the expected tax rates in future periods.

We are required to evaluate whether tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount that is initially recognized.

We record interest and penalties related to income tax matters in income tax expense.

Results of Operations

Comparison of the Six Months Ended December 31, 2021 and December 31, 2020

The following table summarizes our results of operations for the six months ended December 31, 2021 and December 31, 2020:

	Six Months Ended December 31,
(in thousands)	2021	2020
Revenue
Platform	$9,671	$$9,851
Transaction	5,254	4,950
Total revenue	14,925	14,801
Cost of revenue
Platform	7,815	7,083
Transaction	4,564	3,812
Depreciation and impairment	927	1,422
Total cost of revenue	13,306	12,317
Gross profit	1,619	2,484
Operating expenses:
• Research and development	7,806	6,711
• Sales and marketing	2,825	1,396
• General and administrative	4,132	1,602
• Loss on infrequent product repairs	463	664
Total operating expenses	15,226	10,373
Loss from operations	(13,607)	(7,889)
Change in fair value of warrants and convertible promissory notes	(45,169)	(530)
Other income, net	2,641	—
Interest expense	(2,256)	(2,119)
Total other expense, net	(44,784)	(2,649)
Loss before provision for income taxes	(58,391)	(10,538)
Provision for income taxes	24	10
Net loss and comprehensive loss	$(58,415)	$(10,548)

Revenue

Total revenue increased 1% to $14.9 million for the six months ended December 31, 2021, as compared to $14.8 million for the six months ended December 31, 2020.

Platform revenue decreased 2% to $9.7 million for the six months ended December 31, 2021, as compared to $9.9 million for the six months ended December 31, 2020. The decrease was attributable to a contract termination by certain franchisees of one of our primary enterprise customer relationships whereby some of their smaller franchisees were impacted by repeat waves of COVID-19 and had to close down or heavily cut costs in 2021.

Transaction revenue increased 6% to $5.3 million for the six months ended December 31, 2021, as compared to $5.0 million for the six months ended December 31, 2020. This is due to a shift in the Company’s customer revenue mix in favor of our largest customer fetching a higher transaction price yield.

Since the first fiscal quarter of 2022, we have experienced increased demand for our Voice and Vision products with respect to quick service restaurants, especially from restaurant chains with drive-throughs. For example, in January 2022, we announced the industry’s first Voice rollout with Checkers, a nation-wide restaurant chain with approximately 840 locations. We also expect an increase in the number of locations of existing customers using our Touch product, as well as new and existing customers making use of more than one of our products. We believe these trends will be driven by the fact that our products mitigate the impact of nation-wide labor shortages faced by the restaurant and hospitality industry, as well as the increased cost of employment due to increasing minimum wages and higher costs of labor in general.

At present, the substantial majority of our revenue is generated from our three largest customers (including, as applicable, the franchisees of such restaurants aggregated as a single customer for reporting purposes), which in the six months ended December 31, 2021 and 2020 and the fiscal years ended June 30, 2021 and 2020, generated an aggregate of approximately 94%, 96%, 93% and 97% of our revenue, respectively. The successful renewal of our agreements with those customers is critical to our near-term results of operations and is dependent on product execution, key customer relationships, and in part, the health of the franchisees of our customers that have a predominantly franchised model. Although we experienced customer relationship cancellations with the enterprise and certain associated franchisees under our third largest customer, the most significant franchisee relationships are still in business or have renewed with us. Each of these agreements requires a renewal in either 2022 or 2023 or will otherwise terminate.

Cost of Revenue

Cost of revenue increased 8% to $13.3 million for the six months ended December 31, 2021, as compared to $12.3 million for the six months ended December 31, 2020.

Our platform cost of revenue increased 10% to $7.8 million for the six months ended December 31, 2021, as compared to $7.1 million for the six months ended December 31, 2020. The $0.7 million increase was primarily attributable to Brinker and Red Lobster rollouts in progress during the six months ended December 31, 2020, as well as increases in refurbished shipments and an increase in overhead allocation driven by a temporary reduction in salaries and employee-related costs during the six months ended December 31, 2020 as a result of the COVID-19 pandemic.

Our transaction cost of revenue increased 20% to $4.6 million for the six months ended December 31, 2021, as compared to $3.8 million for the six months ended December 31, 2020. The $0.8 million increase was primarily attributable to an expanded base of revenues from customers that had a lower transaction revenue share to the Company.

Cost of Revenue — Depreciation and Impairment

Our depreciation cost of revenue decreased 35% to $0.9 million for the six months ended December 31, 2021, as compared to $1.4 million for the six months ended December 31, 2020. The $0.5 million decrease was primarily attributable to the return of leased tablets beginning in January of 2021 through the end of fiscal year ended June 30, 2021, which were impaired as of June 30, 2021 and not re-deployed.

Operating Expenses

Operating expenses increased by 47% to $15.2 million for the six months ended December 31, 2021, as compared to $10.4 million for the six months ended December 31, 2020.

Research and Development

Research and development expenses increased 16% to $7.8 million for the six months ended December 31, 2021, as compared to $6.7 million for the six months ended December 31, 2020. The increase resulted primarily from a temporary 30% reduction in salaries, employee-related costs and overhead allocation during the six months ended December 31, 2020 due to a reduction in headcount and a reduction in travel-related expenses driven by changes in our operations, all as a result of the COVID-19 pandemic.

Sales and Marketing

Sales and marketing expenses increased 102% to $2.8 million for the six months ended December 31, 2021, as compared to $1.4 million for the six months ended December 31, 2020. The increase resulted primarily from an increased focus on sales, marketing and customer success fueled by headcount expansion as well as from a temporary 30% reduction in salaries, employee-related costs and overhead allocation during the six months ended December 31, 2020 due to a reduction in headcount and a reduction in travel-related expenses driven by changes in our operations, all as a result of the COVID-19 pandemic.

General and Administrative

General and administrative expenses increased 158% to $4.1 million for the six months ended December 31, 2021, as compared to $1.6 million for the six months ended December 31, 2020. The increase resulted primarily from an increase in headcount in the six months ended December 31, 2021, as well as an increase in legal expense, accounting services expense and temporary services expenses of $1.4 million. The increase also resulted from a temporary reduction in salaries, employee-related costs and overhead allocation during the six months ended December 31, 2020 due to a reduction in headcount and a reduction in travel-related expenses driven by changes in our operations, all as a result of the COVID-19 pandemic.

Loss on Infrequent Product Repairs

Loss on infrequent product repairs decreased 30% to $0.5 million for the six months ended December 31, 2021, as compared to $0.7 million for the six months ended December 31, 2020, respectively, as a result of a decrease in the repair and replacement expenses related to damage caused to hardware caused by our customers’ use of extremely strong commercial disinfectant solutions to clean the hardware devices as a mandatory precaution protocol due to COVID-19 in the six months ended December 31, 2021.

Change in Fair Value of Warrants and Convertible Promissory Notes

In the six months ended December 31, 2021, the loss on change in fair value of warrants and convertible promissory notes increased 8,423% to $45.2 million in the six months ended December 31, 2021, as compared to $0.5 million in the six months ended December 31, 2020. This change was primarily driven by the remeasurement of our convertible promissory notes, which we account for under the fair value option and accordingly remeasure to fair value at each balance sheet date.

As of December 31, 2021, the Company had convertible notes with a carrying amount of $44.2 million, which were remeasured to a fair value of $105.4 million. As of December 31, 2020, we had convertible notes with a carrying amount of $5.5 million, which were remeasured to a fair value of $6 million. The primary factor affecting the change in fair value of the notes was an increase in the volume of notes outstanding. Further, the change was also driven by a higher probability being assigned to conversion upon a public liquidity event for the six months ended December 31, 2021.

Other Income, Net

Other income, net increased 100% to $2.6 million for the six months ended December 31, 2021, as compared to $0 million for the six months ended December 31, 2020. The increase was due to the forgiveness of one of our PPP loans during the six months ended December 31, 2021.

Interest Expense

Interest Expense increased 7% to $2.3 million for the six months ended December 31, 2021, as compared to $2.1 million for the six months ended December 31, 2020. The increase was due to additional interest expense related to the issuance of the Horizon Loan and our vendor financing facility.

Provision for Income Taxes

Provision for income taxes increased to $24 in the six months ended December 31, 2021, as compared to $10 in the six months ended December 31, 2020.

Comparison of the Fiscal Years Ended June 30, 2021 and 2020

The following table summarizes our results of operations for the fiscal years ended June 30, 2021 and 2020:

	Year Ended June 30,
(in thousands)	2021	2020
Revenue
Platform	$19,074	$12,062
Transaction	10,838	9,448
Total revenue	29,912	21,510
Cost of revenue
Platform	14,813	7,531
Transaction	8,497	6,057
Depreciation and impairment	5,554	2,840
Total cost of revenue	28,864	16,428
Gross profit	1,048	5,082
Operating expenses:
• Research and development	14,985	18,753
• Sales and marketing	2,895	2,431
• General and administrative	4,344	3,360
• Loss on infrequent product repairs	3,342	—
Total operating expenses	25,566	24,544
Loss from operations	(24,518)	(19,462)
Change in fair value of warrants and convertible promissory notes	(19,996)	(2,011)
Interest and other expense, net	(5,265)	(2,335)
Total other expense, net	(25,261)	(4,346)
Loss before provision for income taxes	(49,779)	(23,808)
Provision for income taxes	23	1
Net loss and comprehensive loss	$(49,802)	$(23,809)

Revenue

Total revenue increased 39.1% to $29.9 million for the fiscal year ended June 30, 2021, as compared to $21.5 million for the fiscal year ended June 30, 2020.

Platform revenue increased 58.1% to $19.1 million for the fiscal year ended June 30, 2021, as compared to $12.1 million for the fiscal year ended June 30, 2020. The increase was attributable to an increase in the average revenue per location, which increased to approximately $5,940 in the fiscal year ended June 30, 2021 from approximately $4,440 in the fiscal year ended June 30, 2020. This increase was driven by new customers coming online with a higher yield than legacy accounts lifting our average. Our average location count during the fiscal year ended June 30, 2021 was also over 500 enterprise locations higher or 19% more than during the fiscal year ended June 30, 2020.

Transaction revenue increased 14.7% to $10.8 million for the fiscal year ended June 30, 2021, as compared to $9.4 million for the fiscal year ended June 30, 2020. This is due to the increase in store count year-over-year as noted above.

Cost of Revenue

Cost of revenue increased 75.7% to $28.9 million for the fiscal year ended June 30, 2021, as compared to $16.4 million for the fiscal year ended June 30, 2020.

Cost of Revenue — Platform

Our platform cost of revenue increased 96.7% to $14.8 million for 2021, as compared to $7.5 million for 2020. The $7.3 million increase was primarily attributable to Brinker and Red Lobster rollouts completing in the fiscal year ended June 30, 2020, resulting in more cost of revenue being amortized in the fiscal year ended June 30, 2021 as well as increases in refurbished shipments.

Cost of Revenue — Transaction

Our transaction cost of revenue increased 40.3% to $8.5 million for the fiscal year ended June 30, 2021, as compared to $6.1 million for the fiscal year ended June 30, 2020. The $2.4 million increase was primarily attributable to a mix of customers with a lower transaction price yield to the Company, and a commensurately higher yield on platform given our focus on the latter.

Cost of Revenue — Depreciation and Impairment

Our depreciation cost of revenue increased 95.6% to $5.6 million for the fiscal year ended June 30, 2021, as compared to $2.8 million for the fiscal year ended June 30, 2020. The $2.7 million increase was primarily attributable to the recognition of impairment expenses on leased tablets.

Operating Expenses

Operating expenses increased by 4.2% to $25.6 million for the fiscal year ended June 30, 2021, as compared to $24.5 million for the fiscal year ended June 30, 2020.

Research and Development

Research and development expenses decreased 20.1% to $15.0 million for the fiscal year ended June 30, 2021, as compared to $18.8 million for the fiscal year ended June 30, 2020. The decrease resulted primarily from a 30% temporary reduction in salaries, employee-related costs and overhead allocation due to a reduction in headcount and a reduction in travel-related expenses driven by changes in our operations, all as a result of the COVID-19 pandemic.

Sales and Marketing

Sales and marketing expenses increased 19.1% to $2.9 million for the fiscal year ended June 30, 2021, as compared to $2.4 million for the fiscal year ended June 30, 2020. The increase resulted primarily from an increased focus on sales, marketing and customer success fueled by headcount expansion, namely with the hiring of a Chief Revenue Officer, internal promotion of a Chief Technology Officer and expansion of sales and account management functions during the fiscal year ended June 30, 2021, each of which either did not previously exist or had been significantly reduced during the fiscal year ended June 30, 2020.

General and Administrative

General and administrative expenses increased 29.3% to $4.3 million for the fiscal year ended June 30, 2021, as compared to $3.4 million for the fiscal year ended June 30, 2020. The increase resulted primarily from an increase in bad debt expense, legal expense and temporary services expenses.

Loss on Infrequent Product Repairs

In the fiscal year ended June 30, 2021, loss on infrequent product repairs was $3.3 million, consisting of repair and replacement expenses related to damage caused to hardware caused by our customers’ use of extremely strong commercial disinfectant solutions to clean the hardware devices as a mandatory precaution protocol due to COVID-19. Due to use of commercial cleaning products, the solution leaked into the hardware causing significant damage to the devices and requiring replacement of such devices.

Change in Fair Value of Warrants and Convertible Promissory Notes

During the fiscal year ended June 30, 2021, the loss on change in fair value of warrants and convertible promissory notes increased 894.3% to $20.0 million, as compared to a $2.0 million loss on change in fair value of warrants and convertible promissory notes in the fiscal year ended June 30, 2020. The increase from fiscal year 2020 to fiscal year 2021 is primarily attributable to remeasurement of our convertible promissory notes, which the Company accounts for under the fair value option and accordingly remeasures to fair value at each balance sheet date.

During the fiscal year ended June 30, 2021, the Company issued convertible promissory notes with a carrying amount of $43.7 million, which were remeasured to a fair value of $62.6 million on June 30, 2021, resulting in a loss on the change in fair value of $18.9 million during the year. During the fiscal year ended June 30, 2020, the Company issued convertible promissory notes with a carrying amount of $4.0 million, which, together with $7.1 million of notes outstanding at the beginning of the year, were remeasured during the year until all such notes converted into Series C-1 preferred stock in January 2020. On the date of conversion into Series C-1 preferred stock, the convertible promissory notes had a fair value of $12.9 million, resulting in a loss on the change in fair value in the fiscal year ended June 30, 2020 of $1.8 million. The primary factor effecting the year over year change in fair value of the notes was an increase in the volume of notes outstanding in fiscal year ended June 30, 2021, as compared to fiscal year ended June 30, 2020. Further, the change was also driven by a higher probability being assigned to conversion upon a public liquidity event during the fiscal year ended 2021, which also contributed to the increase in fair value of the convertible promissory notes during such period.

Interest and Other Expense, Net

Interest and other expense, net increased 125.5% to $5.3 million for the fiscal year ended June 30, 2021, as compared to $2.3 million for the fiscal year ended June 30, 2020. The increase was primarily due to an increase in interest related to our vendor financing facility in fiscal year 2021 of $1.4 million, an increase in interest related to our term loans of $1.1 million, and the loss on extinguishment of one of our term loans in fiscal year 2021 of $0.6 million.

Provision for Income Taxes

Provision for income taxes increased to $23,361 in the fiscal year ended June 30, 2021, as compared to $1,349 in the fiscal year ended June 30, 2020.

Liquidity and Capital Resources

As of December 31, 2021 and June 30, 2021, our principal sources of liquidity were cash and cash equivalents of $5.6 million and $36.9 million, respectively, which were held for working capital purposes.

Since inception, we have financed our operations primarily through income from operations, financing transactions such as the issuance of convertible promissory notes and loans, and sales of convertible preferred stock. We have incurred recurring losses since our inception, including net losses of $58.4 million and $49.8 million for the six months ended December 31, 2021 and the fiscal year ended June 30, 2021, respectively. As of December 31, 2021, we had an accumulated deficit of $202.9 million and we expect to continue to generate significant operating losses for the foreseeable future. Cash from operations could also be affected by various risks and uncertainties, including, but not limited to, the effects of the COVID-19 pandemic, including timing of cash collections from customers and other risks detailed in the section of this proxy statement/prospectus entitled “Risk Factors.”

We estimate that we will require approximately an additional $17.0 million in financing to meet our obligations and execute our business plan over the next 12 months. This amount of financing does not assume the completion of the Business Combination. We are currently in the process of raising these funds; however, there can be no assurance that we can obtain these funds on acceptable terms or at all or that we can maintain or increase our current revenues.

Our need for additional funding raises substantial doubt about our ability to continue as a going concern. Our future capital requirements will depend on many factors, including the revenue growth rate, renewal activity, the success of future product development and capital investment required, and the timing and extent of spending to support further sales and marketing and research and development efforts. In addition, we expect to incur additional costs as a result of operating as a public company. In the event that additional financing is required from outside sources, we cannot be sure that any additional financing will be available to us on acceptable terms if at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition could be adversely affected.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Six Months Ended December 31,		Years Ended June 30,
(in thousands)	2021	2020	2021	2020
Net cash (used in) operating activities	(30,291)	(7,133)	$(23,772)	$(8,215)
Net cash (used in) investing activities	(896)	(357)	(546)	(1,542)
Net cash (used in) provided by financing activities	(86)	4,371	57,040	12,478
Net increase (decrease) in cash, cash equivalents and restricted cash	(31,273)	(3,119)	$32,722	$2,721

Operating Activities

For the six months ended December 31, 2021, net cash used in operating activities was $30.3 million. This consisted of our net loss of $58.4 million and a net use of cash from changes in operating assets and liabilities of $16.5 million partially offset by adjustments for non-cash charges of $44.6 million. The net use of cash from changes in operating assets and liabilities primarily relate to decreases in deferred revenue of $7.3 million, vendor financing facility of $6.8 million, accounts payable of $4.8 million and accrued liabilities of $2.7 million, partially offset by decreases in deferred costs of $6.0 million. The non-cash adjustments primarily relate to change in fair value of convertible promissory notes of $42.3 million, change in fair value of our liability-classified warrants of $2.8 million, depreciation and amortization of $1.1 million and stock-based compensation expense of $1.0 million, partially offset by forgiveness of one of our PPP loans of $2.6 million.

For the six months ended December 31, 2020, net cash used in operating activities was $7.1 million. This consisted of our net loss of $10.5 million partially offset by net cash provided by changes in operating assets and liabilities of $1.1 million and adjustments for non-cash charges of $2.3 million. The net use of cash from changes in operating assets and liabilities primarily relate to decreases in deferred revenue of $4.7 million and accounts payable of $1.1 million, partially offset by decreases in deferred costs of $1.3 million, increases in accrued liabilities of $1.3 million, and increases in vendor financing facility of $1.0 million. The non-cash adjustments primarily relate to depreciation and amortization of $1.6 million.

For the fiscal year ended June 30, 2021, net cash used in operating activities was $23.8 million. This consisted of our net loss of $49.8 million and a net use of cash from changes in operating assets and liabilities of $1.4 million partially offset by adjustments for non-cash charges of $27.4 million. The net use of cash from changes in operating assets and liabilities primarily relate to decreases in deferred revenue of $12.4 million and accounts payable of $1.2 million, partially offset by increases in deferred costs of $8.1 million, accrued liabilities of $2.2 million, inventories of $1.4 million and accounts receivable, net of $1.1 million. The non-cash adjustments primarily relate to change in fair value of convertible promissory notes of $18.9 million, depreciation, amortization and impairment of $5.9 million, amortization of debt discount and debt issuance costs of $1.2 million, stock-based compensation expense of $0.7 million and loss on debt extinguishment of $0.6 million.

For the fiscal year ended June 30, 2020, net cash used in operating activities was $8.2 million. This consisted of our net loss of $23.8 million partially offset by adjustments for non-cash charges of $6.0 million and a net increase in cash from changes in operating assets and liabilities of $9.6 million. The net increase from changes in operating assets and liabilities primarily relates to increases in deferred revenue of $25.0 million, vendor financing facility of $6.5 million, accounts payable of $5.9 million, accrued liabilities of $3.4 million and prepaid expense and other assets of $1.9 million partially offset by increases in deferred costs of $28.1 million, inventories of $4.0 million and accounts receivable, net of $1.3 million. The non-cash adjustments primarily relate to depreciation and amortization of $3.2 million, the change in fair value of convertible promissory notes of $1.8 million, change in fair value of our liability classified warrants of $0.4 million, stock-based compensation expense of $0.3 million and an amortization of debt discount of $0.3 million.

Investing Activities

For the six months ended December 31, 2021, cash used in investing activities was $0.9 million which primarily consisted of cash outflows for capitalized software of $0.8 million.

For the six months ended December 31, 2020, cash used in investing activities was $0.4 million which primarily consisted of cash outflows for capitalized software of $0.4 million.

For the fiscal year ended June 30, 2021, cash used in investing activities was $0.5 million which primarily consisted of cash outflows for capitalized software of $0.5 million.

For the fiscal year ended June 30, 2020, cash used in investing activities was $1.5 million which consisted of cash outflows for capitalized software of $0.4 million and cash paid for the purchase of property and equipment of $1.1 million.

Financing Activities

For the six months ended December 31, 2021, cash used in financing activities was $0.1 million, which consisted primarily of payments of financing obligations of $1.0 million and payments of deferred transaction costs of $0.1 million, partially offset by proceeds from the issuance of convertible promissory notes of $0.5 million and from the issuance of financing obligations of $0.5 million.

For the six months ended December 31, 2020, cash provided by financing activities was $4.4 million, which consisted primarily of proceeds from the issuance of convertible promissory notes of $5.5 million, partially offset by payments of financing obligations of $1.1 million.

For the fiscal year ended June 30, 2021, cash provided by financing activities was $57.0 million, which consisted primarily of proceeds from the issuance of convertible promissory notes of $43.7 million, from the issuance of term loans of $15.0 million, from the issuance of financing obligations of $6.2 million and from PPP loans of $2.0 million, partially offset by repayment of term loans of $6.2 million, principal payments of financing obligations of $2.4 million and payment of debt issuance costs of $1.2 million.

For the fiscal year ended June 30, 2020, cash provided by financing activities was $12.5 million, which consisted primarily of proceeds from the issuance of the Company’s Series C convertible preferred stock (the “Series C preferred stock”), net of $10.0 million, from term loans of $6.0 million, from the issuance of convertible promissory notes of $4.0 million, from the issuance of PPP loans of $2.6 million, and from the issuance of financing obligations of $1.1 million, partially offset by repayment of term loans of $7.8 million, principal payments of financing obligations of $3.2 million and payment of debt issuance costs of $0.1 million.

Financing Obligations

As of December 31, 2021, June 30, 2021 and 2020, the Company’s financing obligations consisted of the following:

(in thousands)	As of December 31, 2021	As of June 30,
		2021	2020
Vendor financing facility	—	$6,735	$6,486
Receivable financing facility	6,112	6,170	—
Equipment financing facility	3,953	5,630	9,028
Total financing obligations	10,065	18,535	15,514
Less: financing obligations, current	(7,827)	(15,763)	(9,530)
Total financing obligations, non-current	2,238	$2,772	$5,984

Vendor Financing Facility

We entered into an interest-bearing vendor financing arrangement used to finance certain inventory purchases. The arrangement extends the repayment terms of normal invoices beyond the original due date and as such is classified outside of accounts payable on our consolidated balance sheet. Through the agreement, payments are made over the course of an 18-month term, with the unpaid balance bearing interest at a rate of 18%-26%. As of June 30, 2021, and 2020, we had an outstanding principal balance of $6.8 million and $6.5 million, respectively. As of December 31, 2021 we had no financial obligations related to the vendor financing arrangement.

Receivable Financing Facility

On April 27, 2021, we entered into an investment arrangement in which we provide future receivables available to an outside investor to invest in exchange for an upfront payment. Through this arrangement, we obtain financing in the form of a large upfront payment, which we account for as a borrowing by recording the proceeds received as a financing obligation, which will be repaid through payments collected from accounts receivable debtors relating to future receivables. The financing obligation is non-recourse; however, we are responsible for collections as we must first collect payments from the debtors and remit them to the investor. We recognize interest on the financed amount using the effective interest method. The effective interest rate is the interest rate that equates the present value of the cash amounts to be received by the investor with the present value of the cash amounts paid by the investor to us.

On August 15, 2021 and November 16, 2021, we amended an agreement to roll forward the financed amount that came due under the receivable financing facility, enabling us to defer the quarterly payment on the financed amount for a minimum of twelve-months. Subject to the approval of the financier, we expect to have the balance continue to be rolled forward.

Equipment Financing Facility

Beginning in 2019, we entered into arrangements with third party financiers to secure payments of certain tablet purchases. Such arrangements generally have terms ranging from 3 to 5 years and interest rates ranging from 8% to 14%. We then lease the tablets monetized by the financiers to our customers through operating leases that have 4-year terms.

Debt

As of December 31, 2021, June 30, 2021 and 2020, our outstanding debt, net of debt discounts, consisted of the following:

(in thousands)	As of December 31, 2021	As of June 30,
		2021	2020
Convertible promissory notes	105,389	$62,581	—
Term loans	14,129	14,011	5,477
PPP Loan	2,000	4,599	2,599
Total debt	121,518	81,191	8,076
Less: debt, current	(105,389)	(12,453)	(—)
Total debt, noncurrent	16,129	$68,738	$8,076

Convertible Promissory Notes

July 2020 Notes

In July 2020, we issued convertible promissory notes (the “July 2020 Notes”) in the amount of $5.5 million with an annual interest rate of 5%. The July 2020 Notes mature at the earlier of (a) 18 months from the note issuance date or (b) an event of default. If the July 2020 Notes have not converted prior to maturity, then at maturity the outstanding principal and accrued interest shall be automatically converted into shares of common stock based on a per-share conversion price equal to (a) $310,000,000 divided by (b) the Fully Diluted Capitalization as of immediately prior to the closing of the Maturity Date. Prior to maturity and upon the closing of the next financing of preferred stock or public liquidity event, the entire outstanding principal and accrued interest shall automatically be cancelled and converted into that number of shares of preferred stock sold in such next financing as obtained by dividing the entire principal and accrued interest balance by the conversion price then in effect. Upon a change in control, the holder has the option to convert the entire outstanding principal and accrued interest into that number of shares of preferred stock as obtained by dividing the entire principal and accrued interest balance by the conversion price then in effect. At the Closing, the July 2020 Notes will be converted into New Presto Common Stock. After December 31, 2021, we amended the July 2020 Notes to extend the maturity date. Refer to Note 16 in our interim financial statements for the six months ended December 31, 2021 for further details.

Concurrent with the issuance of the July 2020 Notes, we issued warrants to purchase a variable number of shares of common stock at an exercise price of $0.01 which expire in July 2025. The warrants were determined to not be freestanding financial instruments and are embedded in the convertible notes. We concluded that the July 2020 Notes were eligible to apply the fair value option under ASC 825, accordingly we elected to account for the convertible notes at fair value and to report interest costs as a component of the fair value measurement during each reporting period.

Third Quarter 2021 Notes

During January 2021 through March 2021 we issued convertible promissory notes (the “Q3 2021 Notes”) in the amount of $18,166 with an annual interest rate of 5%. The Q3 2021 Notes mature at the earlier of (a) 20 months from the note issuance date or (b) an event of default. If the notes have not converted prior to maturity, then at maturity the outstanding principal and accrued interest shall be automatically converted into shares of a new series of preferred stock of Presto (with terms substantially similar to our Series C Preferred Stock, including a pari passu liquidation preference with our Series C Preferred Stock and a liquidation preference equal to the applicable conversion price of the Note) based on a per share conversion price equal to the quotient obtained by dividing (a) the then-applicable Valuation Cap (as defined in the Warrant) by (b) the Fully Diluted Capitalization as of immediately prior to the closing of the Maturity Date. Prior to maturity and upon the closing of the next financing of preferred stock, the entire outstanding principal and accrued interest shall automatically be cancelled and converted into that number of shares of preferred stock sold in such next financing as obtained by dividing (a) the entire principal and accrued interest balance by the conversion price. The conversion price being 85% of the lowest per-share selling price at which we issue shares of preferred stock to new-money investors in the next financing. Upon a change in control or public liquidity event, the holder has the option to convert the entire outstanding principal and accrued interest into that number of shares of preferred stock as obtained by dividing (a) the entire principal and accrued interest balance by the conversion price then in effect. At the Closing, the Q3 2021 Notes will be converted into New Presto Common Stock.

Concurrent with the issuance of the Q3 2021 Notes, we issued warrants to purchase a variable number of shares of common stock at an exercise price of $0.01. Such warrants expire between January 2026 and March 2026. The warrants were determined to not be freestanding financial instruments and are embedded in the convertible notes.

June 2021 Notes

In June 2021, we issued convertible promissory notes (the “June 2021 Notes”) in the total amount of $20,000 with an annual interest rate of 5%. The June 2021 Notes were set to mature at the earlier of (a) 20 months from the note issuance date or (b) an event of default. If the notes had not converted prior to maturity, then at maturity the outstanding principal and accrued interest would have been automatically converted into senior preferred stock of the Company based on a per share conversion price equal to the quotient obtained by dividing (a) the then-applicable Valuation Cap (as defined in the Warrant) by (b) the Fully Diluted Capitalization as of immediately prior to the closing of the Maturity Date. Prior to maturity and upon the closing of a qualified next financing of preferred stock, the entire outstanding principal and accrued interest would have been automatically been cancelled and converted, or in the case of a nonqualified financing at the option of the holder would have been cancelled and converted into that number of shares of preferred stock sold in such qualified or nonqualified next financing as obtained by dividing (a) the entire principal and accrued interest balance by the conversion price. The conversion price being 85% of the lowest per-share selling price at which the Company issues shares of preferred stock to new-money investors in such financing. In connection with the issuance of the February 2022 Note and the use of proceeds therefrom, we satisfied our obligations in full with respect to the June 2021 Notes.

July 2021 Notes

In July 2021, we issued convertible promissory notes (the “July 2021 Notes”) in the total amount of $500 with an annual interest rate of 5%. The July 2021 Notes mature at the earlier of (a) December 20, 2022 or (b) an event of default. If the notes have not converted prior to maturity, then at maturity the outstanding principal and accrued interest shall be automatically converted into senior preferred stock of the Company based on a per share conversion price equal to the quotient obtained by dividing (a) the then-applicable Valuation Cap (as defined in the Warrant) by (b) the Fully Diluted Capitalization as of immediately prior to the closing of the Maturity Date. Prior to maturity and upon the closing of a qualified next financing of preferred stock or public liquidity event, the entire outstanding principal and accrued interest shall automatically be cancelled and converted, or in the case of a nonqualified financing at the option of the holder may be cancelled and converted into that number of shares of preferred stock sold in such qualified or nonqualified next financing as obtained by dividing (a) the entire principal and accrued interest balance by the conversion price. The conversion price being 85% of the lowest per-share selling price at which the Company issues shares of preferred stock to new-money investors in such financing.

We concluded that the convertible promissory notes were eligible to apply the fair value option under ASC 825, accordingly we elected to account for the convertible notes at fair value and to report interest costs as a component of the fair value measurement during each reporting period. At December 31, 2021, and June 30, 2021, the remeasured value of the convertible promissory notes was $105.4 million and $62.6 million, respectively, and we recorded a loss on remeasurement of $42.8 million and $18.9 million during the six months ended December 31, 2021 and the fiscal year ended June 30, 2021. We recorded a loss on remeasurement of $0.5 million during the six months ended December 31, 2020.

February 2022 Notes

In February 2022, we issued a convertible promissory note (the “February 2022 Note”) in the amount of $25,663,013.70 with an annual interest rate of 5%. Of the proceeds of the issuance, $20,663,013.70 was used to repay a previously outstanding convertible note. The February 2020 Notes mature at the earlier of (a) December 20, 2022 or (b) an event of default. If the February 2022 Notes have not converted prior to maturity, then at maturity the outstanding principal and accrued interest shall be automatically converted into senior preferred stock of the Company based on a per share conversion price equal to the quotient obtained by dividing (a) the Valuation Cap (as defined in the the February 2022 Note) by (b) the Fully Diluted Capitalization as of immediately prior to the closing of the Maturity Date. Prior to maturity and upon the closing of a qualified next financing of preferred stock, the entire outstanding principal and accrued interest shall automatically be cancelled and converted, or in the case of a nonqualified financing at the option of the holder may be cancelled and converted into that number of shares of preferred stock sold in such qualified or nonqualified next financing as obtained by dividing (a) the entire principal and accrued interest balance by (b) the conversion price (the conversion price being 85% of the lowest per-share selling price at which the Company issues shares of preferred stock to new-money investors in such financing). At the Closing, the February 2022 Note will be converted into New Presto Common Stock.

Term Loans

Horizon Loan

On March 4, 2021, we entered into the Horizon Loan with Horizon, which provided us with proceeds of $15.0 million, bears interest at prime rate plus 6.5% per annum, and matures on June 30, 2022. The Horizon Loan payment terms require repayment of accrued interest only on the outstanding principal amount over the first 24 payment dates and an equal payment of principal plus accrued interest on the next 30 payment dates identified in the notes applicable to the loan. The Horizon Loan contains financial covenants that require the maintenance of an unrestricted cash plus accounts receivable balance and achievement of quarterly bookings targets. As of December 31, 2021, we are in compliance with all loan covenants. As of December 31, 2021 and June 30, 2021, we had an outstanding balance of $15.0 million on the term loan, net of unamortized debt discount of $0.9 million and $1.0 million, respectively.

Lago Loans

On March 11, 2022, we entered into a loan and security agreement (the “Lago Loans”) with Lago, which provided us with proceeds of $12.6 million. The Lago Loans are comprised of two separate commitment amounts of $6.3 million, the commitments of which terminate on March 11, 2023. The Lago Loans bear cash interest at a rate equal to the greater of (i) 1.0% and (ii) LIBOR, plus 12.0%, and accrue paid-in-kind interest on the principal amounts thereof at a rate of 2.0%. The Lago Loans mature 12 months after the funding of such loans. The Lago Loans contain financial covenants that require the maintenance of unrestricted cash plus accounts receivable balances and the achievement of semiannual bookings targets. All of the obligations under the Lago Loans are secured by liens on substantially all of our assets, subject to certain exceptions and permitted liens as described in the Lago Loans, and are subordinated to the Horizon Loan.

Paycheck Protection Program Loan

In April 2020, we obtained a Paycheck Protection Program (“PPP”) loan for $2.6 million through the U.S. Small Business Administration. In March 2021, a second PPP loan was obtained in the amount of $2.0 million, for a total of $4.6 million. The loans will be fully forgiven if the funds are used for payroll costs, interest on mortgages, rent, and utilities, with at least 60% being used for payroll. We used the funds for these expenses and applied for loan forgiveness of the PPP funds. Should the loans be forgiven, the forgiven loan balance will be recognized as income at that time. During the six months ended December 31, 2021, we received forgiveness for the first PPP loan of $2.6 million and recognized as Other income, net during the six months ended December 31, 2021. No collateral or personal guarantees were required for the loan. These PPP loans would bear an interest rate of 1% and a maturity of two years, which can be extended to up to five years if we and the lender agree. We account for the loans as debt subject to the accounting guidance in ASC 470, Debt.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2021 and June 30, 2021.

Related Party Transactions

We have certain convertible promissory notes with entities controlled by Krishna K. Gupta and Ilya Golubovich, each of whom is a member of our board of directors. In fiscal year 2021, we issued $1.5 million and $1 million of the July 2020 Notes and embedded warrants to the entities controlled by Mr. Gupta and Mr. Golubovich, respectively, and $2 million of the Q3 2021 Notes and embedded warrants to the entity controlled by Mr. Golubovich.

We have elected the fair value option for our convertible promissory notes. As of December 31, 2021 and June 30, 2021, $15.3 million and $6.4 million of convertible promissory notes and embedded warrants were due to Mr. Gupta and Mr. Golubovich, respectively, of which $15.3 million and $3.6 million, respectively are due within 12 months. As of June 30, 2020, we did not have any convertible promissory notes due to related parties.

Internal Control over Financial Reporting

We have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses as of June 30, 2021 that we have identified are listed below.

•        We did not maintain an effective control environment, including not having designed a risk assessment process and not having designed formalized internal controls, including a lack of policies supporting segregation of duties.

•        We did not design and maintain effective controls to address the initial application of complex accounting standards and accounting of non-routine, unusual or complex events and transactions. Further, we did not maintain sufficient accounting resources with appropriate technical knowledge to support our financial reporting requirements.

•        We did not design and maintain effective controls over our financial statement closing process. Specifically, we did not design and maintain effective controls over certain account analyses and account reconciliations.

•        We did not maintain internal accounting records to adequately support the reporting of certain transactions in our financial statements.

These material weaknesses resulted in a restatement related to our stockholders’ deficit as of July 1, 2019 and adjustments to our financial statements and footnotes as of June 30, 2021 and 2020 and for the years then ended primarily related to inventories, deferred costs, property and equipment, accounts payable, accrued liabilities, debt, equity, warrants, stock-based compensation, revenue and deferred revenue, and could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Subsequent to June 30, 2021, these material weaknesses have not been fully remediated. We are in the early stages of designing and implementing a plan to remediate the material weaknesses identified. Our plan includes the below.

•        Designing and implementing a risk assessment process supporting the identification of risks facing Presto.

•        Implementing controls to enhance our review of significant accounting transactions and other new technical accounting and financial reporting issues and preparing and reviewing accounting memoranda addressing these issues.

•        Hiring additional experienced accounting, financial reporting and internal control personnel and changing roles and responsibilities of our personnel as we transition to being a public company and are required to comply with Section 404 of the Sarbanes Oxley Act of 2002. We have recently hired additional resources and we are engaging with a third-party consulting firm to assist us with our formal internal control plan and provide staff augmentation of our internal audit function.

•        Implementing controls to enable an effective and timely review of account analyses and account reconciliations.

•        Implementing controls to enable an accurate and timely review of accounting records that support our accounting processes and maintain documents for internal accounting reviews.

We cannot assure you that these measures will significantly improve or remediate the material weaknesses described above. The implementation of these remediation measures is in the early stages and will require validation and testing of the design and operating effectiveness of our internal controls over a sustained period of financial reporting cycles and, as a result, the timing of when we will be able to fully remediate the material weaknesses is uncertain and we may not fully remediate these material weaknesses during the year ended June 30, 2022. If the steps we take do not remediate the material weaknesses in a timely manner, there could be a reasonable possibility that these control deficiencies or others may result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis. This, in turn, could jeopardize our ability to comply with our reporting obligations, limit our ability to access the capital markets and adversely impact our stock price.

We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of June 30, 2021 and 2020 in accordance with the provisions of the Sarbanes-Oxley Act of 2002. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 after the completion of the Business Combination.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our services to new and existing customers.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires us to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, expenses and disclosures. Our most significant estimates and judgments are related to the collectability of accounts receivable, the useful lives of property and equipment and intangible assets, inventory valuation, fair value of financial instruments, valuation of deferred tax assets and liabilities, valuation assumptions utilized in calculating the estimated value of stock-based compensation, valuation of warrant liabilities and impairment of property and equipment. Actual results may differ from these estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

We believe that the accounting policies described below involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. For further information, see Note 1 to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Revenue Recognition

We adopted the requirements of ASU 2014-09, Revenue from Contracts with Customers (Topic 606) on July 1, 2019. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, Topic 606 and Subtopic 340-40 are referred as the “new standard.” We adopted the new standard utilizing the modified retrospective approach for the year ended June 30, 2020, where the standard is applied to the most current period presented in the financial statements, with a cumulative adjustment to the opening balance of retained earnings as of July 1, 2019. We evaluated contracts that were not complete as of July 1, 2019, as if they had been accounted for under Topic 606 from the contract inception. We completed an assessment of customer contracts and concluded that the adoption of ASC 606 did not have a material impact on our financial statements; therefore, no cumulative-effect adjustment was recorded on the adoption date.

Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services, net of any taxes collected from customers (e.g., sales and other indirect taxes), which are subsequently remitted to government authorities.

During the six months ended December 31, 2021 and 2020 and the fiscal years ended June 30, 2021 and 2020, we derived our revenues from two revenue streams: (1) sales and leases of the Presto Touch product (“Platform revenue”), which includes hardware, hardware accessories, software and customer support and maintenance, and (2) Premium Content (gaming) and other revenue, which includes professional services (“Transaction revenue”).

Platform Revenue

The platform revenue stream is generated from fees charged to customers for access to our Touch product and is recognized ratably. Part of the total contract value is due upon execution of the contract, and the remainder is due monthly over the term of the contract. Our contracts with customers are generally for a term ranging from 12 to 48 months. Amounts invoiced in excess of revenue recognized are recorded as deferred revenue. Revenues generated from our newly launched voice and vision products were not material during the six months ended December 31, 2021 and the fiscal year ended June 30, 2021.

We also maintain arrangements with a certain customer whereby we leased the Touch product to that customer. Revenue associated with the lease was recognized on a straight-line basis as platform revenue over the lease term in the consolidated statements of operations and comprehensive loss.

Transaction Revenue

Transaction revenue consists of a single performance obligation recognized at a point in time when the content is delivered and used. Transaction revenue is recognized on a gross basis as we are the principal in the relationship and the restaurant acts as a sales agent between us and the diner to upsell premium content purchases during the dining experience. We are the principal as we are the primary obligor responsible for fulfillment, we control the gaming license and its accessibility and have influence in establishing the price charged to the diner. The portion of gaming service collections withheld by the restaurant for sales commission is recorded to transaction cost of revenue.

We determine revenue recognition through the following steps:

1.Identification of the contract, or contracts, with a customer — We enter into a master sales agreement (“MSA”) with the customer which is signed by both parties. The rights and obligations are outlined in the MSA and payment terms are clearly defined. We then enter into a license agreement, typically with each franchisee, which outlines the specified goods and services to be provided. We also enter into separate gaming agreements with diners, whereby our customer agrees to pay for use of the premium content. Each MSA, in conjunction with a license agreement, and each gaming agreement, has commercial substance, whereby we are to provide products and services in exchange for payment, and collectability is probable.

2.      Identification of the performance obligations in the contract — Our contracts with customers include promises to transfer multiple services. For all arrangements with multiple services, we evaluate whether the individual services qualify as distinct performance obligations. In our assessment of whether a service is a distinct performance obligation, we determine whether the customer can benefit from the service on its own or with other readily available resources and whether the service is separately identifiable from other services in the contract. This evaluation requires us to assess the nature of each individual service offering and how the services are provided in the context of the contract, including whether the services are significantly integrated, highly interrelated, or significantly modify each other, which may require judgment based on the facts and circumstances of the contract.

We identified the following performance obligations: for the MSAs and license agreements, 1) sales or leases of hardware, SaaS and maintenance as one combined performance obligation for the Touch product, and for gaming agreements, 2) premium content, or gaming. Professional services were insignificant during the six months ended December 31, 2021 and 2020 and the fiscal years ended June 30, 2021 and 2020.

The Touch product is considered a single performance obligation because each element of the Touch product is interdependent and cannot function independently. The software and hardware represent one combined output and the customer cannot benefit from the use of one element without the other.

When we enter into gaming agreements, our Touch product includes the capability of providing entertainment services, designed (either on its own or through other subcontractors) and provided by us via internet, that can be purchased by diners. The games are only accessible over the internet, and upon the diner making the decision to pay for the content, the diner receives the right to access the game on the Touch product. Gaming fees are usage based through the diner’s use of the device and stipulated in a separate contract with the diner. Any fees that are incurred are collected by the restaurant as part of the normal payment for the dining check from the diner and remitted back to us, net of commissions paid to the restaurant as the sales. Premium content revenue, or gaming revenue, is therefore one performance obligation.

3.      Determination of the transaction price — our MSAs stipulate the terms and conditions, and separate license agreements dictate the transaction price, and typically outlines as a price per store location or number of Touch product. The transaction price is a fixed fee, with a portion due upfront upon signing of the contract and the remainder due upon installation of the Touch products. The transaction price for transaction revenue is a fixed fee charged per game. We occasionally provide consideration payable to a customer, which is recorded as a capitalized asset upon payment and included as part of deferred costs and amortized as contra-revenue over the expected customer life.

4.      Allocation of the transaction price to the performance obligations in the contract — As the Touch product is one combined performance obligation, no reallocation of the contract price is required. Our premium content contract is comprised of one performance obligation and does not require reallocation of the contract price.

5.      Recognition of revenue when, or as, we satisfy a performance obligation — As the customer simultaneously receives and consumes the benefits provided by us through continuous access to our SaaS platform, revenue from the Touch product is satisfied ratably over the contract period as the service is provided, commencing when the subscription service is made available to the customer. Transaction revenue does not meet the criteria for ratable recognition and is recognized at a point in time when the gaming service is provided.

Stock-Based Compensation

We have a stock incentive plan under which incentive stock options are granted to employees and non-qualified stock options are granted to employees, investors, directors and consultants. The options granted vest over time with a specified service period, except for performance-based grants. Stock-based compensation expense related to equity awards is recognized based on the fair value of the awards granted. The fair value of our common stock underlying the awards has historically been determined by the board of directors with input from management and third-party valuation specialists, as there was no public market for our common stock. The board of directors determines the fair value of the common stock by considering a number of objective and subjective factors including: the valuation of comparable companies, our operating and financial performance, the lack of liquidity of common stock, transactions in our preferred or common stock, and general and industry specific economic outlook, amongst other factors. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the fair value of the underlying common stock, risk-free interest rates, the expected term of the option, expected volatility, and expected dividend yield. The related stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally four years. For awards with performance conditions, the related cumulative stock-based compensation expense from inception to date is recognized when it is probable that the performance condition will be achieved. We account for forfeitures as they occur. Non-employee option expense and activity was insignificant during the six months ended December 31, 2021 and 2020 and the fiscal years ended June 30, 2021 and 2020.

We estimated the fair values of each option awarded on the date of grant using the Black-Scholes-Merton option pricing model utilizing the assumptions noted below.

•        Risk-free interest rate — The risk-free interest rate was calculated using the average of the published interest rates of U.S. Treasury zero-coupon issues with maturities that approximate the expected term. The dividend yield assumption is zero as we have no history of, nor plans to distribute, dividend payments.

•        Expected term — The expected term of the options is based on the average period the stock options are expected to remain outstanding, calculated as the midpoint of the options vesting term and the contractual expiration period, as we did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

•        Expected volatility — The expected stock price volatility for our stock was determined by examining the historical volatilities of our industry peers as we did not have any trading history of our common stock.

•        Expected dividend yield — The dividend yield assumption is zero as we have no history of, nor plans to distribute, dividend payments.

The assumptions used under the Black-Scholes-Merton option pricing model and the weighted average calculated value of the options granted to employees are as follows:

	Six Months Ended December 31, 2021	Year Ended June 30,
		2021	2020
Risk-free interest rate	1.00% – 1.06%	0.46% – 1.25%	1.59% – 1.73%
Expected term (years)	6.10 – 6.51	5.45 – 6.51	5.69 – 6.49
Expected volatility	45.84% – 46.15%	46.24% – 47.74%	38.50% – 39.29%
Expected dividend yield	—%	—%	—%

Inventories

Inventories are valued at the lower of cost or net realizable value using the weighted average cost method, which approximates the first-in first-out inventory method. This method is consistent and valued separately across new inventories and refurbished inventories. Inventories are comprised of finished goods (tablets) and related component parts. We purchase our inventories from a third-party manufacturer as finished goods and store the inventory partially in our own warehouse and partially at a third-party warehouse. We establish provisions for excess and obsolete inventories after an evaluation of historical sales, future demand and market conditions, expected product life cycles, and current inventory levels to reduce such inventories to their estimated net realizable value. Such provisions are made in the normal course of business and are charged to cost of revenue in the consolidated statements of operations and comprehensive loss. The provision for excess and obsolete inventories was immaterial for the six months ended December 31, 2021 and the fiscal years ended June 30, 2021 and 2020.

Fair Value Measurements

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We measure financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

•        Level 1 — Quoted prices in active markets for identical assets as of the reporting date.

•        Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets, quoted prices for identical or similar assets in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

•        Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets.

Financial instruments consist of cash equivalents, accounts receivable, accounts payable, convertible promissory notes and warrant liabilities. Accounts receivable and accounts payable are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date.

We elected the fair value option to account for the convertible promissory notes and embedded warrants because we believes it more accurately reflects the value of the debt in the financial statements. The principal amount of the convertible promissory notes, embedded warrants and accrued interest is measured at fair value using the Monte Carlo valuation model. The valuation model utilized various key assumptions, such as enterprise value and management assessments of the probability of expected future events, including conversion upon next financing of preferred stock, conversion upon a public liquidity event, conversion upon maturity and default. Other inputs included a volatility of 65% and 83.57% and a risk free rate of 0.97% and 0.46% for the embedded warrants and a discount rate of 15% for the principal amount of the convertible promissory notes as of December 31, 2021 and June 30, 2021, respectively. Changes in the fair value of the convertible promissory notes and embedded warrants were included in change in fair value of warrants and convertible promissory notes in the consolidated statement of operations and comprehensive loss.

Impairment of Long-Lived Assets

We evaluate the carrying value of long-lived assets on an annual basis, or more frequently whenever circumstances indicate a long-lived asset may be impaired. When indicators of impairment exist, we estimate future undiscounted cash flows attributable to such assets. In the event cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair value. During the year ended June 30, 2021, we recorded $2,965 in write offs related to the impairment of tablets. No write offs were recorded during the six months ended December 31, 2021 and 2020 and the fiscal year ended June 30, 2020.

Intangible Assets, Net

Intangible assets consist of our domain name rights acquired for “Presto.com,” which is being amortized on a straight-line basis over 15 years. Intangible assets also include capitalized software development costs, which are amortized on a straight-line basis over the estimated useful lives of the software, which is generally 4 years. Software development costs include costs to develop software to be used to meet internal needs and applications used to deliver our services. We account for our internal use software in accordance with the guidance in Accounting Standards Codification (“ASC”) 350-40, Internal-Use Software. The costs incurred in the preliminary stages of development are expensed as incurred. We capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, and the software will be used to perform the function intended. Costs capitalized for developing such software applications were $787 thousand, $540 thousand and $427 thousand, respectively, for the six months ended December 31, 2021 and the fiscal years ended June 30, 2021, and 2020.

Recent Accounting Pronouncements

See the sections entitled “Recently Adopted Accounting Standards” and “Recently Issued Accounting Standards Not Yet Adopted” in Note 1 to our audited consolidated financial statements and in Note 1 to our unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this proxy statement/prospectus.

Emerging Growth Company

We are an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act for the adoption of certain accounting standards until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures About Market Risk

We have operations both in the United States and in Canada, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate, foreign exchange, credit and inflation risks.

Interest Rate Sensitivity

Our cash and cash equivalents are held primarily in cash deposits and money market funds. The fair value of our cash and cash equivalents would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments. Additionally, changes to interest rates will impact the cost of our borrowing. Interest on the Horizon Loan accrues at a floating rate equal to a prime rate plus 6.5%. Interest rates on the convertible promissory notes and embedded warrants are fixed. Changes in prevailing interest rates could have a material impact on our results of operations. Specifically, changes in the fair value of our fixed rate convertible notes may occur during a reporting period as the value of such fixed rate instruments change compared to market rates for similar instruments.

Foreign Currency Risk

All of our revenue is earned in the United States and substantially all of our sales and operating expenses are denominated in U.S. dollars, and therefore, neither our revenue nor operating expenses are currently subject to significant foreign currency risk. An immaterial portion of our operating expenses are denominated in other foreign currencies and may be subject to fluctuations due to changes in foreign currency exchange rates. Fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not engaged in any foreign currency hedging transactions.

Credit Risk

We are exposed to credit risk on accounts receivable and merchant cash advance balances. A small number of customers represent significant portions of our consolidated accounts receivable and revenue. As of and for the year ended June 30, 2021, two customers represented 71% of our total revenue. We evaluate the solvency of our customers on an ongoing basis to determine if allowances for doubtful accounts need to be recorded.

The following customers accounted for more than 10% of revenues during the following periods:

	Six Months Ended December 31,		Year Ended June 30,
	2021	2020	2021	2020
Customer A	52%	46%	46%	17
Customer B	25%	24%	25%	30
Customer C	17%	26%	22%	50
	94%	96%	93%	97

The following customers accounted for more than 10% of accounts receivable as of December 31, 2021 and June 30, 2021 and 2020(1):

	December 31, 2021	June 30,
		2021	2020
Customer A	25%	11%	—
Customer B	38%	35%	21
Customer C	—	46%	68
Customer D	20%	—	—
	83%	92%	89

____________

(1)      Customers with a dash represent less than 10% of accounts receivable for the respective periods.

Inflation Risk

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial. We cannot assure you our business will not be affected in the future by inflation.

NEW PRESTO MANAGEMENT AFTER THE BUSINESS COMBINATION

Board of Directors and Management after the Business Combination

The following persons are expected to serve as New Presto’s executive officers and directors following the Business Combination. Each director will hold office until his or her term expires at the next annual meeting of stockholders for such director’s class or until his or her death, resignation, removal or the earlier termination of his or her term of office. The ages of the executive officers and directors of New Presto indicated in this section are as of [            ], 2022, the date of the Special Meeting.

Name	Age	Position
Executive Officers
Rajat Suri	36	Chief Executive Officer, Founder and Director
Ashish Gupta	53	Chief Financial Officer
Bill Healey	38	Chief Technology Officer
Dan Mosher	49	Chief Revenue Officer
Non-Executive Directors:
Krishna K. Gupta	34	Chairman
Ilya Golubovich	37	Director
Kim Axel Lopdrup	63	Director
Ed Scheetz	56	Director
Gail Zauder	63	Director
[•]	[•]	Director

The following is a biographical summary of the experience of our executive officers and directors:

Executive Officers

Rajat Suri is the founder of Presto and has served as Chief Executive Officer since April 2008 and as a member of Presto’s board of directors since October 2008. Previously, Mr. Suri was a co-founder of Zimride, Inc., now Lyft, Inc., from April 2007 to April 2008. He holds a B.S. in chemical engineering and economics from the University of Waterloo and attended a Ph.D. / M.B.A. program at Massachusetts Institute of Technology. Mr. Suri was nominated to serve on the board of directors of New Presto due to his perspective and experience from serving as the founder and Chief Executive Officer of Presto.

Ashish Gupta has served as Chief Financial Officer of Presto since September 2019. Prior to joining Presto, Mr. Gupta served as Chief Financial Officer of Moz, Inc., an SEO software company, from February 2018 to September 2019 and as Chief Financial Officer and Chief Operating Officer of TapInflence Inc., an influencer marketing platform, from October 2016 to May 2018. Mr. Gupta previously held various executive and financial positions with HotChalk, Inc., an education technology company, UniversityNow, Inc., an online higher education startup, Rafter Inc., a cloud-based provider of textbook and course materials, Cengage Group, an educational content, technology and services company and Microsoft Corporation, a multinational technology company. Mr. Gupta holds a B.S. in electrical engineering from University of Florida, an M.S. in engineering from Caltech and an M.B.A. from Columbia Business School.

Bill Healey has served as Chief Technology Officer of Presto since September 2014, having previously served as Lead Software Architect from August 2013 to September 2014 and as Engineering Lead from October 2011 to August 2013. Prior to joining Presto, Mr. Healey worked on P2P protocols and wireless WAN as a Software Development Engineer at Microsoft Corporation. Mr. Healey holds an M.S. in computer engineering and computer science from University of Illinois Urbana-Champaign.

Dan Mosher has served as Chief Revenue Officer of Presto since March 2021. Prior to joining Presto, Mr. Mosher served as Chief Operating Officer at VuMedi, Inc., a video education platform for doctors, from March 2020 to January 2021. From June 2017 to March 2020, Mr. Mosher was Senior Vice President and Merchant Lead at Postmates Inc., an on-demand delivery platform, where he built and led the team responsible for acquiring new merchants for the platform. From 2011 to June 2017, Mr. Mosher managed BrightRoll, Inc.’s exchange, BRX, an online advertising marketplace, serving first as Senior Vice President and General Manager at BrightRoll, Inc. and, following BrightRoll, Inc.’s 2014 acquisition by Yahoo Inc., as Vice President and General Manager, BrightRoll Exchange at Yahoo Inc. Mr. Mosher also currently serves on the board of directors of Czinger Vehicles, Inc., a manufacturer of hybrid sports cars. Mr. Mosher holds a B.S. in finance from University of California, Berkeley — Walter A. Haas School of Business.

Non-Executive Directors

Pursuant to the Merger Agreement and the Governance Agreement, the parties shall take all actions necessary to ensure that the below individuals are elected and appointed as directors of New Presto, effective at the Closing. Pursuant to the terms of the Governance Agreement, REMUS Capital has designated Mr. Gupta for appointment to New Presto’s board, and Mr. Suri has designated himself for appointment to the board.

Ilya Golubovich has served as a member of Presto’s board of directors since 2017. Mr. Golubovich has been Founding Partner and Managing Director of I2BF Global Ventures, a venture fund facilitating the advancement of the second wave of digital transformation, headquartered in New York City, since 2007. Mr. Golubovich serves as a director on the boards of OctiTV (SuperMediaFuture Corp.), an augmented reality social networking company, Enki Labs, Inc., a developer of business learning solutions and Buzzoola Group, Inc., a leading native advertising platform in Russia and the Commonwealth of Independent States. His investment portfolio includes companies in vertical SaaS, deep tech, and new media. In 2014, Mr. Golubovich co-founded Aeroxo, a long-range aerial robotics and data gathering company, where he also serves as Chief Strategist. Since 2015, Mr. Golubovich has also served as a member of the Advisory Council of the Physics and Astronomy Department of Johns Hopkins University. Mr. Golubovich holds a B.S. in management science and engineering from Stanford University. Mr. Golubovich was nominated to serve on the board of directors of New Presto due to his experience investing in software companies.

Krishna K. Gupta has served as a member of Presto’s board of directors since 2017. Mr. Gupta is the founder of REMUS Capital (formerly Romulus Capital), a venture capital firm focused on enterprise technology, where he has also served as Chief Executive Officer since 2008. Mr. Gupta serves as a director on the boards of several privately held companies, including Ceres Imaging, an aerial spectral imaging and computer vision company, Cogito, an AI-driven behavioral analytics software company, Cohealo, Inc., an equipment sharing service for health systems, Spotta, smart insect and pest monitoring and solutions, and ZeroCater, a corporate catering technology company. Mr. Gupta also was founder & chairman of Romulus Advisory, a global strategic advisory firm, from 2010 to January 2017. Prior to REMUS, Mr. Gupta held roles at McKinsey & Company, a management consulting firm, and JPMorgan, an investment banking firm, where he advised several Fortune 100 clients on tech M&A deals. Mr. Gupta holds B.S. degrees in materials science and engineering, as well as in management sciences, both from the Massachusetts Institute of Technology. Mr. Gupta was nominated to serve on the board of directors of New Presto due to his experience investing in technology-enabled businesses.

Kim Axel Lopdrup has served as a member of Presto’s board of directors since 2021. Mr. Lopdrup was the Chief Executive Officer and a director of Red Lobster Hospitality LLC, a national seafood restaurant chain from 2014 following its separation from Darden Restaurants, Inc. to August 2021. From 2003 to 2014, Mr. Lopdrup held various roles with Darden Restaurants, Inc., a multi-brand restaurant operator, including serving as Darden’s President of Specialty Restaurant Group and New Business, and as President of Red Lobster. Mr. Lopdrup was also previously employed as Executive Vice President and Chief Operating Officer for North American operations of Burger King Corporation, an operator and franchiser of fast food restaurants from 2001 to 2002, and he worked for Allied Domecq Quick Service Restaurants, a franchiser of quick service restaurants including Dunkin’ Donuts, Baskin-Robbins and Togo’s Eateries, from 1985 until 2001, where he held progressively more responsible positions in marketing, strategic and general management roles, eventually serving as Chief Executive Officer of ADQSR International. Mr. Lopdrup currently serves on the board of directors of Wawa, Inc., a convenience store chain, Bob Evans Restaurants, a restaurant chain, Botrista Technology, a robotic beverage equipment company, and Kalera, a hydroponically-grown produce company. Mr. Lopdrup holds a B.B.A. from The College of William & Mary and an M.B.A. from Harvard Business School. Mr. Lopdrup was nominated to serve on the board of directors of New Presto due to his significant leadership experience across the food service industry.

Edward Scheetz is Chief Executive Officer and Chairman of Ventoux CCM Acquisition Corp., a blank check company focused on the hospitality, leisure, travel and dining sectors, since August 2020. From November 2016 until present, Mr. Scheetz has actively pursued a range of projects in the hospitality and real estate sectors. In June 2018, Mr. Scheetz, with partners, acquired a mixed use hotel and condominium project in West Hollywood, CA. In March 2020, he began the redevelopment and expansion of the project. From 2013 until October 2016, Mr. Scheetz was Chief Executive Officer of Chelsea Hotels until the sale of that company. In March 2011, Mr. Scheetz founded and served as Chief Executive Officer of King & Grove Hotels until 2013 when King & Grove Hotels became Chelsea Hotels. In 2005, Mr. Scheetz became Chief Executive Officer of Morgans Hotel Group Co. In 2006, he took Morgans public (Nasdaq: MHGC). Morgans was the developer, owner and operator of such iconic hotel properties as Delano and Shore Club in Miami, Mondrian in Los Angeles, Morgans, Royalton, Paramount and Hudson in New York, and Sanderson and St. Martin’s Lane in London. In 1997, Mr. Scheetz co-founded NorthStar Capital Investment Corp. (“NCIC”). While at NCIC, Mr. Scheetz co-founded real estate investment trust NorthStar Realty Finance Corp., which went public in 2004 (NYSE: NRF). Mr. Scheetz continued to serve as Executive Chairman of NRF through 2007. From 1993 until 1997, Mr. Scheetz was a partner at Apollo Management where he was the co-head of Apollo Real Estate Advisors and raised, invested and managed their first three real estate funds. Prior to his work at Apollo, Mr. Scheetz was at The Trammell Crow Companies and Crow Family Ventures where he was involved with Wyndham Hotels, assisted the Chief Financial Officer in restructuring The Trammell Crow Company, and was a Principal at Trammell Crow Ventures. Mr. Scheetz graduated from Princeton University where he earned an A.B. in Economics. Mr. Scheetz was nominated to serve on the board of directors of New Presto due to his extensive industry and transaction expertise and wide network of relationships with industry participants.

Gail Zauder has over 35 years of experience as an investment banker specializing in M&A and financings in the consumer products, beauty, luxury goods and retail and apparel sectors. She is also an experienced director and operating executive. Since January 2002, Ms. Zauder has served as Managing Partner of Elixir Advisors LLC, a financial and strategic advisory firm she founded to focus on entrepreneur-led companies in the luxury goods, beauty, retail, apparel and consumer products sectors. Ms. Zauder was the Chief Financial Officer of Urban Zen, Ms. Donna Karan’s luxury lifestyle brand and foundation, from May 2012 to December 2013 and the Chief Executive Officer of Soap & Glory Ltd, a global beauty products company, from July 2011 to February 2012 and from November 2012 until April 2014. Ms. Zauder began her investment banking career in 1985 as a member of the Mergers & Acquisitions Group at The First Boston Corporation, and served in various senior leadership roles at Credit Suisse First Boston, its successor firm, until 2001, including as the Head of M&A for Retail and Apparel Investment Banking and the Worldwide Head of Luxury Goods Investment Banking. Ms. Zauder has served as a director on numerous private company boards, including Kenneth Cole Productions, since December 2017, where she is compensation committee chair, and Siddhi Acquisition Corp., a blank-check company targeting “better-for-you” food and beverage companies which has filed to list on the NYSE, since March 2021, where she serves on the audit and nominating and governance committees. Previously, she was a member of the boards of Altuzarra LLC, a women’s luxury ready-to-wear and accessories company, from September 2013 to February 2021, Edun Apparel Ltd, an ethical apparel brand, from May 2009 to September 2018, and Allurion Technologies, a consumer-facing medical device company disrupting the treatment of obesity, from October 2017 to July 2021, where she served as audit committee chair. She joined the board of Soap & Glory in November 2008 and became Chairman in July 2009, serving in this capacity until November 2014 when the company was acquired by Alliance Boots. She is also currently a director of the Gordon A. Rich Memorial Foundation, 122E82 Owners Corp. and the Smith College Business Advisory Network. Ms. Zauder holds a B.A. in urban environmental studies from Smith College and an M.B.A. from Yale University’s School of Management. Ms. Zauder was nominated to serve on the board of directors of New Presto due to her relationships, contacts and experience.

Family Relationships

There are no family relationships among our directors and executive officers.

Corporate Governance

Composition of the Board of Directors

New Presto’s business affairs will be managed under the direction of the board. The New Presto Board will consist of seven members, divided into three classes of staggered three-year terms.

As discussed more fully under the section entitled “Summary of the Proxy Statement/Prospectus — Ancillary Agreements — Governance Agreement”, the Company will enter into the Governance Agreement with New Presto, Rajat Suri, the REMUS Stockholders and I2BF Global Investments Ltd. Pursuant to the Governance Agreement, for so long as the REMUS Stockholders and any of their affiliates hold, in the aggregate, not less than 5% of the outstanding voting securities of New Presto, the REMUS Stockholders shall be entitled to nominate and require New Presto’s board to include one Class I director in the slate of nominees recommended by the New Presto Board, and for so long as Mr. Suri and his affiliates hold, in the aggregate, not less 5% of the outstanding voting securities of New Presto, he shall be entitled to nominate and require the New Presto Board to include one Class II director in the slate of nominees recommended by the New Presto Board. Such designees shall comply with the requirements of the charter for, and related guidelines of, New Presto’s nominating and governance committee.

Pursuant to the Governance Agreement, the parties thereto further agree that the initial board upon the completion of the Business Combination will be the following seven individuals: Ilya Golubovich, Krishna K. Gupta, Kim Axel Lopdrup, Ed Scheetz, Rajat Suri, Gail Zauder and [•]. Mr. Gupta will serve as the chairman of the board and will continue in such role following the 2022 annual meeting of stockholders until the earlier of (i) such time as he is no longer a director of New Presto and (ii) the next annual meeting of stockholders at which his class of directors is subject to reelection.

The board will be divided into three staggered classes of directors. At each annual meeting of its stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

•        the Class I directors, whose terms will expire at the annual meeting of stockholders to be held in 2022, will be Krishna K. Gupta, Ed Scheetz and Gail Zauder;

•        the Class II directors, whose terms will expire at the annual meeting of stockholders to be held in 2023, will be Ilya Golubovich and Rajat Suri; and

•        the Class III directors, whose terms will expire at the annual meeting of stockholders to be held in 2024, will be Kim Axel Lopdrup and [•].

Pursuant to the Governance Agreement, any change to the size of the New Presto Board must be authorized by the affirmative vote of a majority of the entire board. In the event that any of the initial Class I directors resign or are removed within the 12 months following the consummation of the Merger, the REMUS Stockholders shall have the exclusive right to designate a successor for appointment. Thereafter, successors to the initial Class I and Class II directors shall be determined and designated for election or appointment by New Presto’s nominating and governance committee with approval by the board, subject to the right of the REMUS Stockholders and Mr. Suri to nominate a single Class I and Class II director, respectively, as discussed above.

Director Independence

As a result of New Presto’s common stock being listed on Nasdaq following consummation of the business combination, it will be required to comply with the applicable rules of such exchange in determining whether a director is independent. Prior to the completion of this business combination, the parties undertook a review of the independence of the individuals named above and have determined that each of Krishna K. Gupta, Ilya Golubovich, Kim Axel Lopdrup, Gail Zauder and [•] qualifies as “independent” as defined under the applicable Nasdaq rules.

Committees of the Board of Directors

The New Presto Board will direct the management of its business and affairs, as provided by Delaware law, and will conduct its business through meetings of the board of directors and standing committees. New Presto will have a standing audit committee, compensation committee and nominating and governance committee, each of which will operate under a written charter. We expect to appoint the directors to board committees prior to the Closing.

In addition, from time to time, special committees may be established under the direction of the New Presto Board when the board deems it necessary or advisable to address specific issues. Following the business combination, current copies of New Presto’s committee charters will be posted on its website, presto.com, as required by applicable SEC and Nasdaq rules. The information on or available through any of such website is not deemed incorporated in this proxy statement/prospectus and does not form part of this proxy statement/prospectus.

Audit Committee

Upon the Closing, New Presto is expected to have an audit committee consisting of [•], Ilya Golubovich and Gail Zauder. Ms. Zauder is expected to serve as the chair of the audit committee. VTAQ’s board of directors has determined that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of Nasdaq. Each member of New Presto’s audit committee is able to read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. In arriving at this determination, the board examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

VTAQ’s board of directors has determined that Ms. Zauder qualifies as an audit committee financial expert within the meaning of SEC regulations and meet the financial sophistication requirements of the Nasdaq rules. In making this determination, VTAQ’s board considered formal education and previous and current experience in financial and accounting roles. Both New Presto’s independent registered public accounting firm and management periodically will meet privately with New Presto’s audit committee.

The audit committee’s responsibilities will include, among other things:

•        appointing, compensating, retaining, evaluating, terminating and overseeing New Presto’s independent registered public accounting firm;

•        discussing with New Presto’s independent registered public accounting firm their independence from management;

•        reviewing with New Presto’s independent registered public accounting firm the scope and results of their audit;

•        pre-approving all audit and permissible non-audit services to be performed by New Presto’s independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with management and New Presto’s independent registered public accounting firm the interim and annual financial statements that New Presto’s files with the SEC;

•        reviewing and monitoring New Presto’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•        establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Compensation Committee

Upon the Closing, New Presto is expected to have a compensation committee consisting of Ilya Golubovich, Kim Axel Lopdrup and Gail Zauder. Mr. Lopdrup is expected to serve as the chair of the compensation committee. All members will be non-employee directors, as defined in Rule 16b-3 promulgated under the Exchange Act. VTAQ’s board of directors has determined that each proposed member is “independent” as defined under the applicable Nasdaq listing standards, including the standards specific to members of a compensation committee. The compensation committee’s responsibilities include, among other things:

•        reviewing and setting or making recommendations to the New Presto Board regarding the compensation of New Presto’s executive officers;

•        making recommendations to the New Presto Board regarding the compensation of New Presto’s directors;

•        reviewing and approving or making recommendations to the New Presto Board regarding New Presto’s incentive compensation and equity-based plans and arrangements; and

•        appointing and overseeing any compensation consultants.

We believe that the composition and functioning of New Presto’s compensation committee will meet the requirements for independence under the current Nasdaq listing standards.

Nominating and Governance Committee

Upon the Closing, New Presto is expected to have a nominating and governance committee consisting of Ilya Golubovich, Krishna K. Gupta and [•]. Mr. Golubovich is expected to serve as the chair of the nominating and governance committee. VTAQ’s board of directors has determined that each proposed member is “independent” as defined under the applicable Nasdaq listing standards. The nominating and governance committee’s responsibilities include, among other things:

•        identifying, evaluating and selecting, or making recommendations to the New Presto Board regarding, nominees for election to the board and its committees;

•        evaluating the performance of the board and of individual directors;

•        considering, and making recommendations to the board regarding the composition of the board and its committees;

•        reviewing developments in corporate governance practices;

•        evaluating the adequacy of the corporate governance practices and reporting;

•        reviewing related person transactions; and

•        developing, and making recommendations to the board regarding, corporate governance guidelines and matters.

The nominating and governance committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board. The nominating and governance committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating and governance committee will not distinguish among nominees recommended by stockholders and other persons.

Code of Ethics

New Presto will have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on New Presto’s website, presto.com.

The information on or available through any of such website is not deemed incorporated in this proxy statement/prospectus and does not form part of this proxy statement/prospectus. New Presto intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website rather than by filing a Current Report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

None of New Presto’s executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity, other than Presto, that has one or more executive officers serving as a member of the New Presto Board.

PRESTO EXECUTIVE AND DIRECTOR COMPENSATION

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of Presto. and its subsidiaries prior to the consummation of the Business Combination and to New Presto and its subsidiaries after the Business Combination. This discussion may contain forward-looking statements that are based on Presto’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that it adopts following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion. All unit counts in this section are shown on a pre-Business Combination basis.

As an emerging growth company under the JOBS Act, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which permit us to limit reporting of executive compensation to our principal executive officer and our two other most highly compensated executive officers.

Our executive compensation program is designed to attract, motivate and retain high quality leadership and incentivize our executive officers to achieve performance goals over the short-and long-term, which also aligns the interests of our executive officers with those of our stockholders.

Our named executive officers (or “NEOs”) for the fiscal year ended June, 30 2021, which consist of our principal executive officer and our two other most highly compensated executive officers, were:

•        Rajat Suri, our Chief Executive Officer;

•        Ashish Gupta, Chief Financial Officer; and

•        Dan Mosher, Chief Revenue Officer.

Summary Compensation Table

The following table presents compensation awarded to, earned by and paid to our named executive officers for the fiscal year ended June 30, 2021 (which is used for purposes of this section because it is the last day of the most recent fiscal year end of Presto).

Name and Principal Position	Year	Salary ($)(1)		Bonus ($)(2)	Option Awards ($)(3)	Total ($)
Rajat Suri	2021	217,187		—	1,022,753	1,239,940
Chief Executive Officer
Ashish Gupta	2021	323,409		50,000	171,210	544,619
Chief Financial Officer
Dan Mosher	2021	67,083	(4)	—	520,252	587,335
Chief Revenue Officer

____________

(1)      Includes amounts paid to Messrs. Suri and Gupta to restore prior salary reductions implemented in 2020 due to COVID.

(2)      Reflects an annual bonus, with the amount payable determined by our Chief Executive Officer.

(3)     The amounts reported here do not reflect the actual economic value realized by each NEO. In accordance with SEC rules, these columns represent the grant date fair value of shares underlying stock options, calculated in accordance with Accounting Standards Update 718, “Compensation — Stock Compensation (Topic 718).” For additional information, see Note 11. Share-Based Compensation to the notes accompanying our audited consolidated financial statements located elsewhere in this proxy statement/prospectus. The assumptions used in calculating the grant date fair value of the stock options reported in this table are set forth in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Presto — Critical Accounting Policies and Estimates — Stock Based Compensation.”

(4)     Reflects the prorated portion of Mr. Mosher’s $230,000 annual base salary paid from his start date on March 15, 2021 through June 30, 2021.

Narrative Disclosure to Summary Compensation Table

The following describes the material elements of our compensation program for the fiscal year ended June 30, 2021 as applicable to our named executive officers and reflected in the Summary Compensation Table above.

Base Salary

Base salaries for our executive officers were established primarily based on individual negotiations with the executive officers when they joined us. In determining compensation for our executive officers, we considered salaries provided to executive officers of our peer companies, each executive officer’s anticipated role criticality relative to others at the Company and our determination of the essential need to attract and retain these executive officers.

Annual Incentive Awards

Mr. Gupta received an annual cash bonus of $50,000, with the amount payable determined by our Chief Executive Officer.

Employee Benefits and Perquisites

We provide health, dental, vision, life and disability insurance benefits to our named executive officers, on the same terms and conditions as provided to our other senior executives. We generally do not provide perquisites to our NEOs.

Retirement Benefits

401(k) Plan.    We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation up to certain Code limits, which are updated annually. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their own contributions. The Company may elect to make matching or other contributions into participant’s individual accounts, but made no such contributions in 2020. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not taxable to the employees until withdrawn or distributed from the 401(k) plan.

Employment Agreements

We entered into offer letters with each of Messrs. Gupta and Mosher in August 2019 and February 2021, respectively, each of which provides for at-will employment and sets forth each NEO’s initial base salary, certain employee benefits, eligibility (subject to Board approval) to receive a grant of stock options and, in the case of Mr. Gupta, eligibility to participate in the Company’s annual cash bonus program. The offer letters do not provide for any severance in the event of a termination of employment. Mr. Mosher also entered into a restrictive covenant agreement that includes perpetual confidentiality and twelve-month post-termination employee non-solicitation provisions.

Long-Term Incentives

In December 2020, the Company granted Mr. Gupta 157,993 stock options to purchase shares of our common stock with an exercise price of $1.17 and subject to the terms of our 2018 Equity Incentive Plan (the “2018 Plan”) (which is described in “Equity Plans–2018 Equity Incentive Plan”) and the applicable award agreement. These stock options are subject to a four-year vesting schedule, with 25% vesting upon the first anniversary of the vesting commencement date, and the remainder vesting monthly in equal installments, subject to Mr. Gupta’s continued employment. The stock options will fully vest in the event Mr. Gupta is terminated without “Cause” (as defined in the 2018 Plan) or resigns for “Good Reason” (as defined in the award agreement) 90 days prior to or 12 months following a change in control (within the meaning of the 2018 Plan).

In March, 2021, each of Messrs. Suri and Gupta were granted 1,928,603 and 177,511, respectively, stock options to purchase shares of our common stock with an exercise price of $1.17 and subject to the terms of our 2018 Plan and the applicable award agreement. 1,186,863 of Mr. Suri’s stock options vest in monthly installments over four years, subject to continued employment and 741,740 are subject to performance-based vesting conditions, with half of such options vesting in connection with the closing of the next financing and half in connection with a public liquidity event. Mr. Gupta’s stock options vest in equal monthly installments over two years, subject to continued employment.

In April 2021, in connection with his hiring, Mr. Mosher was granted 633,836 stock options to purchase shares of our common stock with an exercise price of $1.81 and subject to the terms of our 2018 Plan and the applicable award agreement. These stock options are subject to a four-year vesting schedule, with 25% vesting upon the first anniversary of the vesting commencement date, and the remainder vesting monthly in equal installments, subject to Mr. Mosher’s continued employment. The stock options will fully vest in the event Mr. Mosher is terminated without “Cause” within three months following a “Change in Control” (in each case, as defined in his offer letter).

Potential Payments Upon Termination or Change in Control

Generally, our NEOs would not be entitled to any payments and benefits that would be payable upon a termination of employment or a change in control other than Mr. Gupta’s stock option’s granted in 2019 and 2020 and Mr. Mosher’s options, which would accelerate upon certain terminations in connection with a change in control as described below in the Section entitled “— Outstanding Equity Awards at Fiscal Year-End.”

Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding outstanding equity awards held by our NEOs as of June 30, 2021.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Rajat Suri	2,743,088	—			0.02	8/26/2027
	976,998	—			0.02	8/26/2027
	893,330	—			0.02	8/26/2027
				741,740(5)	1.17	3/4/2031
	123,631	1,063,232	(1)		1.17	3/4/2031
Ashish Gupta	246,658	317,132	(2)		0.34	9/21/2029
	—	157,993	(2)		1.17	12/16/2030
	36,981	140,530	(3)		1.17	3/4/2031
Dan Mosher		633,836	(4)		1.81	4/25/2031

____________

(1)      Reflects time-based stock options that vest in equal monthly installments over four years from the vesting commencement date, subject to the NEO’s continued employment.

(2)      Reflects time-based stock options that vest over four years, with 25% vesting upon the first anniversary of the vesting commencement date, and the remainder vesting monthly in equal installments, subject to the NEO’s continued employment, and will fully vest in the event of a termination by the Company without “Cause” (as defined in the 2018 Plan) or the NEO resigns for “Good Reason” (as defined in the applicable award agreement) 90 days prior to or 12 months following a change in control (within the meaning of the 2018 Plan).

(3)      Reflects time-based stock options that vest in equal monthly installments over two years from the vesting commencement date, subject to the NEO’s continued employment.

(4)      Reflects time-based stock options that vest over four-years, with 25% vesting upon the first anniversary of the vesting commencement date, and the remainder vesting monthly in equal installments, subject to the NEO’s continued employment, and will fully vest in the event of a termination without “Cause” within three months following a “Change in Control” (in each case, as defined in his offer letter).

(5)      Reflects performance based options, with half of such options vesting in connection with the closing of the next financing and half in connection with a public liquidity event, subject to the NEO’s continued employment.

Equity Plans

2018 Equity Incentive Plan

Our 2018 Equity Incentive Plan (the “2018 Plan”) was adopted by our Board in November 2018. Our 2018 Plan provides for the grant of qualified and non-qualified stock options, restricted stock, RSUs and stock appreciation rights. Subject to applicable law, awards may be granted to our officers, employees, directors, independent contractors and consultants of the Company, its parent or any subsidiary who are key employees or service providers.

As of March 2, 2022, we had 991,320 shares of our common stock available for issuance under our 2018 Plan. As of March 2, 2022, stock options to purchase 8,340,659 shares of our common stock with a weighted-average exercise price of $1.02 per share were outstanding. Shares of our common stock reacquired pursuant to a forfeiture or repurchase provision; underlying forfeited, canceled or cash-settled awards; or used to pay any exercise price or applicable tax withholding obligation with respect to an award will again be available for issuance under the 2018 Plan.

Our 2018 Plan is administered by a committee consisting of at least one member of our Board or, if no such members are designated, our Board. The committee has the authority to construe and interpret the 2018 Plan and any award agreement; prescribe and modify the 2018 Plan, or grant any waiver of any conditions of the 2018 Plan or any award; approve grantees, and determine the form and terms of, awards; interpret the 2018 Plan (including correcting any defects or inconsistencies); adopt rules and procedures related to the administration of the 2018 Plan outside the United States; and make all other determinations and findings necessary or advisable for the administration of the 2018 Plan. The committee’s determinations under the 2018 Plan are final and binding. The committee may delegate its authority to grant an award to officers of the Company or other committees of our Board to the extent permitted by law.

In the event that the Company’s common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or other change in the capital structure of the Company affecting shares of our common stock without consideration, then appropriate adjustments will be made to (a) the number and class of shares reserved for issuance under the 2018 Plan or subject to outstanding awards and (b) the exercise prices, as applicable, and other terms and conditions of outstanding awards.

In the event of a “change in control” (referred to as an “acquisition or other combination” in the 2018 Plan), the 2018 Plan provides that an award will be subject to the terms of the applicable transaction agreement, which will provide for one or more of the following: (1) continuation by the Company, (2) assumption or substitution, (3) full or partial vesting, (4) cash-out (including the cancelation for no consideration of any underwater stock option) or (5) cancelation of an unvested or unexercised award for no consideration.

Awards granted under our 2018 Plan generally may not be transferred or assigned in any manner other than by will, by the laws of descent and distribution, unless otherwise permitted by the committee.

The Board may terminate any outstanding award upon a dissolution or liquidation of the Company, followed by payment of the Company’s creditors and distribution of remaining funds to the Company’s stockholders.

Our 2018 Plan will terminate on the tenth anniversary of the date it was approved by our Board, unless it is terminated earlier by our Board. Our Board may amend or terminate the 2018 Plan at any time and stockholder approval will only be required if required by applicable law.

2008 Stock Incentive Plan

Our 2008 Stock Incentive Plan (the “2008 Plan”) was adopted by our Board in 2008. Our 2008 Plan provides for the grant of qualified and non-qualified stock options, restricted stock, RSUs and other stock-based award. Subject to applicable law, awards may be granted to our officers, employees, directors, consultants and advisors of the Company.

As of March 2, 2022, stock options to purchase 6,092,629 shares of our common stock with a weighted-average exercise price of $0.04 per share were outstanding.

Our 2008 Plan is administered by our Board. The Board has authority to grant awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it shall deem advisable; to construe and interpret the terms of the 2008 Plan and any award agreements; to accelerate the vesting of any award; to correct any defect, supply any omission or reconcile any inconsistency in the 2008 Plan or any award. The Board’s determinations under the 2008 Plan are final and binding. To the extent permitted by applicable law, the Board may delegate its authority to a committee of our Board and, subject to certain limitations set forth in the 2008 Plan, officers of the Company.

In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution other than an ordinary cash dividend, then appropriate adjustments will be made to (i) the number and class of securities available under 2008 Plan or any award, (ii) the exercise or repurchase price, as applicable, of any award and (iii) the terms of each other outstanding Award.

In the event of a “change in control” (referred to as a “reorganization event” in the 2008 Plan), the 2008 Plan provides that the Board may take one or more of the following actions with respect to outstanding awards on terms determined by the Board: (1) assumption or substitution, (2) termination if unexercised, (3) accelerate vesting or exercisability, (4) cash-out any in-the-money options or (5) cancelation of an unvested or unexercised award for no consideration.

Awards granted under our 2008 Plan generally may not be transferred or assigned in any manner other than by will, by the laws of descent and distribution, unless otherwise permitted by the Board.

The Board may amend or terminate any award without a participant’s consent unless such amendment or termination would adversely impact the rights of the participant and may amend or substitute any award, without stockholder approval, to provide an exercise price that is lower than that provided in the applicable award.

Our 2008 Plan terminated in connection with the adoption of the 2018 Plan, although outstanding awards continue to be governed by the terms of the 2008 Plan.

Non-Employee Director Compensation

During 2020, no director received cash, equity or other non-equity compensation for service on Presto’s Board. The Company currently has no formal arrangements under which directors receive compensation for their service on its Board or its committees.

As of June 30, 2021, Chris Laping, who served as a non-employee director of Presto until November 2020, held 30,000 fully vested stock options with an exercise price of $0.32.

The Company entered into an directorship letter with each of Kim Lopdrup, in September 2021, and Gail Zauder, in November 2021, pursuant to which Mr. Lopdrup and Ms. Zauder were invited to serve as members of our Board of Directors upon formal election for a 24 month term for Mr. Lopdrup and a term ending upon the earlier of the end of a and 36 month period and the 2024 annual meeting for Ms. Zauder. Each directorship letter provides, among other things, for the grant of 50,000 and 75,000 stock options, respectively, upon Board approval with an exercise price equal to the fair market value on the grant date and which would vest in equal monthly installments over three years and for full acceleration upon a change in control, subject to continued service and the terms of the applicable Presto equity plan. The Company is in the process of amending the terms of the directorship letter to increase the Ms. Lodrup’s term to 36 months and to issue restricted stock units instead of stock options.

New Presto’s Board expects to review director compensation periodically to ensure that director compensation remains competitive such that New Presto is able to recruit and retain qualified directors. Upon the consummation of the Business Combination, New Presto will adopt a director compensation program that is designed to align compensation with its business objectives and the creation of stockholder value, while enabling New Presto to attract, retain, incentivize and reward directors who contribute to the long-term success of New Presto.

DESCRIPTION OF NEW PRESTO SECURITIES

As a result of the Business Combination, VTAQ Stockholders who receive shares of Presto Common Stock in the transactions, as well as stockholders of Presto, will become New Presto stockholders. Your rights as New Presto stockholders will be governed by the DGCL, the Proposed Charter and the Proposed Bylaws. The following description of the material terms of New Presto’s securities reflects the anticipated state of affairs upon completion of the Business Combination. This description is a summary and is not complete. We urge you to read in their entirety the Proposed Charter and Proposed Bylaws, which are attached as Annex B and Annex C, respectively. You are encouraged to read the applicable provisions of Delaware law, the Proposed Charter and the Proposed Bylaws in their entirety for a complete description of the rights and preferences of New Presto’s securities following the Business Combination.

Authorized and Outstanding Stock

The Proposed Charter authorizes the issuance of shares of New Presto capital stock, each with a par value of $0.0001, consisting of (a) 180,000,000 shares of New Presto Common Stock and (b) 1,500,000 shares of preferred stock. The outstanding shares of VTAQ’s stock are, and the shares of VTAQ Common Stock issuable in connection with the Business Combination and the PIPE Investments will be, duly authorized, validly issued, fully paid and non-assessable.

Common Stock

The Proposed Charter, which VTAQ will adopt if the Charter Amendment Proposal is approved, provides the following with respect to the rights, powers, preferences and privileges of the common stock.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under the Proposed Charter, the holders of New Presto Common Stock will possess all voting power for the election of directors and all other matters requiring stockholder action and will be entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Subject to applicable law and the rights and preferences of any holders of any outstanding series of preferred stock, under the Proposed Charter, holders of New Presto Common Stock will be entitled to the payment of dividends when, as and if declared by the Presto Board in accordance with applicable law.

Liquidation, Dissolution and Winding Up

Subject to the rights and preferences of any holders of any shares of any outstanding series of preferred stock, in the event of the voluntary or involuntary liquidation, dissolution, or winding-up of Presto, the holders of New Presto Common Stock will be entitled to receive all the funds and assets of Presto available for distribution to stockholders, ratably in proportion to the number of shares of New Presto Common Stock held by them, after the rights of creditors of Presto and the holders of any outstanding shares of preferred stock have been satisfied.

Preemptive or Other Rights

The holders of New Presto Common Stock will not have preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to New Presto Common Stock.

Preferred Stock

New Presto Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed in the Proposed Charter and in the resolution or resolutions providing for the creation and issuance of such series adopted by the New Presto Board.

Warrants

There are currently outstanding an aggregate of 23,925,000 warrants, which, following the consummation of the Business Combination, will entitle the holder to acquire New Presto Common Stock.

Each Public Warrant entitles the registered holder to purchase one-half of one share of New Presto Common Stock at a price of $11.50 per whole share, subject to adjustment as described below, at any time commencing on the date of the completion of an initial business combination. However, no Public Warrants will be exercisable for cash unless New Presto has an effective and current registration statement covering the shares of New Presto Common Stock issuable upon exercise of the warrants and a current prospectus relating to such shares. Notwithstanding the foregoing, if a registration statement covering the shares of New Presto Common Stock issuable upon exercise of the Public Warrants is not effective within 120 days from the closing of VTAQ’s initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when New Presto shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. The warrants will expire five years from the closing of VTAQ’s initial business combination at 5:00 p.m., Eastern time.

The private warrants are identical to the Public Warrants except that (i) each private warrant is exercisable for one share of New Presto Common Stock at an exercise price of $11.50 per share, and (ii) such private warrants will be exercisable for cash (even if a registration statement covering the shares of New Presto Common Stock issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by New Presto, in each case so long as they are still held by the initial purchasers or their affiliates. The private warrants purchased by Chardan Investments will not be exercisable more than five years from the date VTAQ’s registration statement used in connection with the VTAQ IPO was declared effective, in accordance with FINRA Rule 5110(g)(8), as long as Chardan or any of its related persons beneficially own these private warrants.

New Presto may call the outstanding warrants for redemption (excluding the private warrants but including any warrants already issued upon exercise of the unit purchase option), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the warrants are exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder,

•        if, and only if, the reported last sale price of the shares of New Presto Common Stock equals or exceeds $16.50 per share, for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to warrant holders, and

•        if, and only if, there is a current registration statement in effect with respect to the shares of New Presto Common Stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant. For context, recent common stock trading prices have not met or exceeded the $16.50 threshold that would allow the company to redeem public warrants. In order to exercise the warrant redemption rights, New Presto is required to mail notice to the registered holders of the warrants by first class mail, postage prepaid, not less than 30 days prior to the redemption date.

The redemption criteria for New Presto’s warrants were established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of New Presto’s redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If New Presto calls the warrants for redemption as described above, New Presto’s management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of New Presto Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” by (y) the fair market value. The “fair market value” means the average reported last sale price of New Presto Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether New Presto will exercise its option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of New Presto Common Stock at the time the warrants are called for redemption, its cash needs at such time and concerns regarding dilutive share issuances.

The warrants have been issued in registered form under a warrant agreement between Continental, as warrant agent, and VTAQ, to be amended at Closing as described in the section entitled “Amended and Restated Warrant Agreement.” The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of New Presto Common Stock and any voting rights until they exercise their warrants and receive shares of New Presto Common Stock. After the issuance of shares of New Presto Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Except as described above, no Public Warrants will be exercisable for cash, and New Presto will not be obligated to issue shares of its common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to such shares issuable upon exercise of the warrants is current and such shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, New Presto has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to such shares issuable upon exercise of the warrants until the expiration of the warrants. However, New Presto cannot assure you that it will be able to do so and, if it does not maintain a current prospectus relating to such shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants, and New Presto will not be required to settle any such warrant exercise. If the prospectus relating to such shares issuable upon the exercise of the warrants is not current or if such shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, New Presto will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited, and the warrants may expire worthless.

A holder of a warrant may notify New Presto in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.99% (or such other amount as a holder may specify) of New Presto Common Stock outstanding.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, New Presto will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

New Presto has agreed that, subject to applicable law, any action, proceeding or claim against New Presto arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and New Presto irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See “Risk Factors — New Presto’s amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between New Presto and its stockholders, which could limit New Presto’s stockholders’ ability to obtain a favorable judicial forum for disputes with New Presto or its directors, officers, or employees.” This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Contractual Arrangements with respect to Certain Warrants

New Presto have agreed that so long as the private warrants are still held by the initial purchasers or their affiliates, New Presto will not redeem such warrants and will allow the holders to exercise such warrants on a cashless basis (even if a registration statement covering the shares of New Presto Common Stock issuable upon exercise of such warrants is not effective). However, once any of the foregoing warrants are transferred from the initial purchasers or their affiliates, these arrangements will no longer apply. Furthermore, because the private warrants will be issued in a private transaction, the holders and their transferees will be allowed to exercise the private warrants for cash even if a registration statement covering the shares of common stock issuable upon exercise of such warrants is not effective and receive unregistered shares of common stock.

Dividends

VTAQ has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon many factors, including New Presto’s financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in its debt agreements and other factors that its board of directors deems relevant.

Anti-Takeover Provisions

Authorized but Unissued Shares

The Proposed Charter authorizes 181,500,000 shares of capital stock, consisting of 180,000,000 shares of New Presto Common Stock and 1,500,000 shares of preferred stock.

Exclusive Forum for Certain Lawsuits

The Proposed Charter provides that, unless New Presto consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any stockholder to bring: (i) any derivative action, suit or proceeding brought on its behalf; (ii) any action asserting a breach of fiduciary duty owed by any current or former director, officer or other employee of New Presto to New Presto or its stockholders; (iii) any action asserting a claim against New Presto, its directors, officers or employees arising under the DGCL, the Proposed Charter or the Proposed Bylaws or (iv) any action, suit or proceeding asserting a claim against New Presto or any current or former director, officer or stockholder governed by the internal affairs doctrine, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to (A) the personal jurisdiction of the state and federal courts within Delaware and (B) service of process on such stockholder’s counsel. The provision of the Proposed Charter described in the immediately preceding sentence does not apply to (i) suits brought to enforce a duty or liability created by the Securities Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) any action arising under the Exchange Act, as to which the federal courts for the United States of America shall have exclusive jurisdiction.

Special Meetings of Stockholders

The Proposed Charter provides that special meetings of New Presto stockholders may be called at any time by the chairperson of the New Presto Board, the Chief Executive Officer or the board of directors acting pursuant to a resolution adopted by a majority of the New Presto Board, and may not be called by any other person or persons, subject to the rights of holders of any series of preferred stock then outstanding.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide New Presto with certain information. Generally, to be timely, a stockholder’s notice must be received at New Presto’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders (for the purposes of the first annual meeting of the stockholders of New Presto following the adoption of the Proposed Bylaws, the date of the preceding annual meeting will be deemed to be            of the preceding calendar year). The Proposed Bylaws also specify requirements as to the form and content of a stockholder’s notice. The Proposed Bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of New Presto.

The New Presto Board or the chairman of the meeting may adjourn the meeting to another time or place (whether or not a quorum is present), and notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which such adjournment is made. At the adjourned meeting, New Presto may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of New Presto’s stock entitled to vote thereon were present and voted, unless New Presto’s then-effective charter provides otherwise. Subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock or any other outstanding class or series of stock of New Presto, the Proposed Charter does not permit New Presto’s holders of common stock to act by consent in writing.

Dissenter’s Rights of Appraisal and Payment

Appraisal rights are statutory rights under the DGCL that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances.

Stockholders’ Derivative Actions

Under the DGCL, any of New Presto’s stockholders may bring an action in New Presto’s name to procure a judgment in New Presto’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of New Presto’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Conflicts of Interest

The Proposed Charter will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that New Presto has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our directors or their affiliates, other than those directors or affiliates who are its employees. The Proposed Charter provides that, to the fullest extent permitted by law, none of the directors who are not employed by New Presto (including any non-employee director who serves as one of its officers in both his or her director and officer capacities) or his or her affiliates will have any fiduciary duty to refrain from (i) engaging or possessing interests in a corporate opportunity in the same or similar lines of business in which New Presto or its affiliates now engage or propose to engage or (ii) otherwise competing with New Presto or its affiliates. The Proposed Charter will not renounce New Presto’s interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of New Presto. To the fullest extent permitted by law, a business opportunity will not be deemed to be a potential corporate opportunity for New Presto if New Presto is neither financially nor legally able, nor contractually permitted to undertake the opportunity, the opportunity is not in the line of New Presto’s business or is of no practical advantage to New Presto or it is one in which New Presto has no interest or reasonable expectancy.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Proposed Charter includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.

The Proposed Bylaws provide that New Presto must indemnify and advance expenses to New Presto’s directors and officers to the fullest extent authorized by the DGCL. New Presto also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for New Presto directors, officers, and certain employees for some liabilities. New Presto believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in the Proposed Charter and Proposed Bylaws may discourage stockholders from bringing lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New Presto and its stockholders. In addition, your investment may be adversely affected to the extent New Presto pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.

Registration Rights

At the Closing, New Presto, the Sponsors and certain investors and other holders of Presto capital stock (the “Presto Holders” and together with the Sponsors and the investors, the “Holders”) will enter into the Amended and Restated Registration Rights Agreement. Pursuant to the terms of the Amended and Restated Registration Rights Agreement, New Presto will be obligated to file a registration statement to register the resale of certain securities of New Presto held by the Holders. The Amended and Restated Registration Rights Agreement also provides the Holders with certain “demand” and “piggy-back” registration rights, subject to certain requirements and customary conditions.

Transfer Agent, Warrant Agent and Registrar

The transfer agent for New Presto capital stock will be Continental. New Presto will agree to indemnify Continental in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Listing of Securities

Application will be made for the shares of New Presto Common Stock and Public Warrants to be approved for listing on Nasdaq under the symbols “PRST” and “PRSTW” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Common stock or warrants of New Presto for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Presto at the time of, or at any time during the three months preceding, a sale and (ii) New Presto is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Common stock or warrants of New Presto for at least six months but who are affiliates of New Presto at the time of, or at any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of New Presto Common Stock then outstanding; or

•        the average weekly reported trading volume of New Presto Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Presto under Rule 144 are also limited by manner of sale provisions and notice requirements and by the availability of current public information about New Presto.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business-combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, VTAQ’s initial stockholders will be able to sell their Founder Shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after VTAQ has completed its initial business combination and filed Form 10-type information for New Presto, for so long as New Presto has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months other than Form 8-K reports.

Following the Closing, New Presto will no longer be a shell company, and so, once the conditions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to VTAQ regarding the beneficial ownership of VTAQ common stock as of [          ], 2022 (pre-Business Combination) and, immediately following consummation of the Business Combination (post-Business Combination), the beneficial ownership of shares of New Presto Common Stock assuming that no public shares are redeemed in connection with the Business Combination, and alternatively that all 17,250,000 public shares are redeemed in connection with the Business Combination, the maximum number that can be redeemed and still satisfy the Minimum Cash Condition.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of VTAQ common stock pre-Business Combination is based on 21,562,500 shares of VTAQ common stock (including 17,250,000 public shares and 4,312,500 Founder Shares) issued and outstanding as of [          ], 2022. The expected beneficial ownership of New Presto Common Stock held by the directors and executive officers of New Presto and each person who is expected to be the beneficial owner of more than 5% of such shares after the consummation of the Business Combination assumes an illustrative Exchange Ratio under the Merger Agreement of approximately [•] and is based upon 83,613,574 New Presto Common Stock issued and outstanding, assuming no redemptions, and 67,848,723 New Presto issued and outstanding, assuming maximum redemptions. The actual Exchange Ratio will be calculated based on Presto’s outstanding capital stock as of immediately prior to the Effective Time. Both scenarios assume the issuance of 1,500,000 shares of New Presto Common Stock in the Equity PIPE Investment and the automatic conversion all 17,250,000 issued and outstanding Rights into 862,500 shares of New Presto common stock.

Name and Address of Beneficial Owner(1)	Before the Business Combination		After the Business Combination
			Assuming No Redemption		Assuming Maximum Redemptions
	Number of shares of VTAQ common stock	% of VTAQ Common Stock	Number of shares of New Presto Common Stock	% of New Presto Common Stock	Number of shares of New Presto Common Stock	% of New Presto Common Stock
VTAQ Directors and Executive Officers Pre-Business Combination
Edward Scheetz(2)	2,728,875	12.6%	2,409,779	2.6%	2,409,779	3.2%
Matthew MacDonald(2)	2,728,875	12.6%	2,409,779	2.6%	2,409,779	3.2%
Brock Strasbourger	—	—%	—	—%	—	—%
Prasad Phatak	—	—%	—	—%	—	—%
Jonas Grossman(3)	1,493,625	6.9%	1,318,971	1.4%	1,318,971	1.8%
Alex Weil	—	—%	—	—%	—	—%
Woodrow H. Levin	22,500	* %	22,500	* %	22,500	* %
Julie Atkinson	22,500	* %	22,500	* %	22,500	* %
Christian Ahrens	22,500	* %	22,500	* %	22,500	* %
Bernard Van der Lande	—	—%	—	—%	—	—%
All Directors and Executive Officers Pre-Business Combination as a group (Ten Individuals)	4,290,000	19.9%	3,796,250	4.1%	3,796,250	5.1%
Ventoux Acquisition Holdings LLC	2,728,875	12.6%	2,409,779	2.6%	2,409,779	3.2%
Chardan International Investments, LLC	1,493,625	6.9%	1,318,971	1.4%	1,318,971	1.8%
MMCAP International Inc. SPC(4)	1,200,000	5.5%	1,200,000	1.3%	1,200,000	1.6%
Polar Asset Management Partners Inc.(5)	1,300,000	6.0%	1,300,000	1.4%	1,300,000	1.7%
Mizuho Financial Group, Inc.(6)	1,150,000	5.3%	1,150,000	1.3%	1,150,000	1.5%
Barclays PLC(7)	1,100,593	5.1%	1,100,593	1.2%	1,100,593	1.5%
Bank of Montreal(8)	1,202,033	5.6%	1,202,033	1.3%	1,202,033	1.6%

New Presto Directors and Executive Officers Post-Business Combination
Krishna K. Gupta(9)	—	—%	21,463,359	23.2%	21,463,359	28.6%
Rajat Suri	—	—%	3,590,318	3.9%	3,590,318	4.8%
Edward Scheetz	2,728,875	12.6%	2,409,779	2.6%	2,409,779	3.2%
Gail Zauder	—	—%	—	—%	—	—%
Ilya Golubovich(10)	—	—%	7,257,312	7.9%	7,257,312	9.7%
Kim Axel Lopdrup	—	—%	—	—%	—	—%
Ashish Gupta	—	—%	—	—%	—	—%
William Healey	—	—%	65,167	* %	65,167	* %
Dan Mosher	—	—%	—	—%	—	—%
All Directors and Executive Officers Post-Business Combination as a group (Nine Individuals)	2,728,875	12.6%	34,785,636	37.7%	34,785,636	46.3%
New Presto Five Percent Holders Post-Business Combination:
Silver Rock Financial LP(11)	—	—%	5,530,769	6.0%	5,530,769	7.4%

____________

*        Less than one percent.

(1)      Unless otherwise noted, the business address of each of Ventoux’s stockholders is c/o Ventoux CCM Acquisition Corp., 1 East Putnam Avenue, Floor 4, Greenwich, CT 06830.

(2)      Includes shares owned by Ventoux Acquisition Holdings LLC, for which Edward Scheetz and Matthew MacDonald are the managing members and exercise the voting and/or dispositive powers with respect to such shares. Following the closing of the Business Combination, Ventoux Acquisition Holdings LLC’s total potential ownership in New Presto could be 6,459,779 shares of New Presto Common Stock, assuming the exercise and conversion of all securities, which would be approximately 5.2% of New Presto assuming no redemptions, and approximately 6.1% assuming maximum redemptions.

(3)      Includes shares owned by Chardan International Investments, LLC, for which Jonas Grossman is the managing member and exercise the voting and/or dispositive powers with respect to such shares. Following the closing of the Business Combination, Chardan International Investments, LLC’s total potential ownership in New Presto could be 3,343,971 shares of New Presto Common Stock, assuming the exercise and conversion of all securities, which would be approximately 2.7% of New Presto assuming no redemptions, and approximately 3.1% assuming maximum redemptions.

(4)      The information reported is based on a Schedule 13G/A filed on February 4, 2022. According to the Schedule 13G/A, as of December 31, 2021, each of MMCAP International Inc. SPC and MM Asset Management Inc. has shared voting and dispositive power over 1,200,000 shares of our common stock. The address for MMCAP International Inc. is Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands. The address for MM Asset Management Inc. is 161 Bay Street, TD Canada Trust Tower Ste 2240, Toronto, ON M5J 2S1, Canada.

(5)      The information reported is based on a Schedule 13G/A filed on February 11, 2021. According to the Schedule 13G/A, as of December 31, 2021, Polar Asset Management Partners Inc. (“Polar”), which serves as the investment advisor to Polar Multi-Strategy Master Fund (“PMSMF”) with respect to the 1,300,000 shares of our common stock directly held by PMSMF, has sole voting and dispositive power with respect to such securities. The address for Polar is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.

(6)      The information is based on a Schedule 13G filed on February 12, 2021. According to the Schedule 13G, as of December 31, 2020, Mizuho Financial Group, Inc., Mizuho Bank, Ltd. and Mizuho Americas LLC may be deemed to be indirect beneficial owners of 1,150,000 shares of our common stock held by Mizuho Securities USA LLC, which is their wholly-owned subsidiary. Mizuho Financial Group, Inc. has sole voting and dispositive power over such securities. The address of each of Mizuho Financial Group, Inc. and Mizuho Bank, Ltd. is 1–5–5, Otemachi, Chiyoda–ku, Tokyo 100–8176, Japan. The address of each of Mizuho Americas LLC and Mizuho Securities USA LLC is 1271 Avenue of the Americas, New York, NY 10020.

(7)      The information reported is based on a Schedule 13G filed on February 11, 2022. According to the Schedule 13G, as of December 31, 2021, Barclays PLC (as a parent holding company) (“Barclays”) has sole voting and dispositive power with respect to 1,100,593 shares of our common stock. The address for Barclays is 1 Churchill Place, London, E14 5HP, England.

(8)      The information reported is based on a Schedule 13G filed on February 15, 2022. According to the Schedule 13G, as of December 31, 2021, Bank of Montreal (as a parent holding company) has sole voting and dispositive power with respect to 1,202,033 shares of our common stock. The address for Bank of Montreal is 100 King Street West, 21st Floor, Toronto, M5X 1A1, Ontario, Canada.

(9)      Consists of (i) 661,712 shares of New Presto Common Stock held of record by KKG Enterprises LLC, for which Krishna K. Gupta is the managing member; (ii) 75,716 shares of New Presto Common Stock held of record by Romulus Capital I, L.P., for which Mr. Gupta is one of two general partners but exercises sole voting and dispositive control of the New Presto Common Stock held by the entity; (iii) 5,947,643 shares of New Presto Common Stock held of record by Romulus Capital II, L.P., for which Mr. Gupta is one of two general partners but exercises sole voting and dispositive control of the New Presto Common Stock held by the entity; (iv) 13,555,603 shares of New Presto Common Stock held of record by Romulus Capital III, L.P., for which Mr. Gupta is one of two general partners but exercises sole voting and dispositive control of the New Presto Common Stock held by the entity; (v) 262,424 shares of New Presto Common Stock held of record by Romulus ELC B3 Special Opportunity, L.P., for which Mr. Gupta is one of two general partners but exercises sole voting and dispositive control of the New Presto Common Stock held by the entity; and (vi) 492,023 shares of New Presto Common Stock held of record by Zaffran Special Opportunities LLC, for which Mr. Gupta is the sole general partner.

(10)    Shares of New Presto Common Stock held of record by I2BF Global Investments LTD (“I2BF”). Ilya Golubovich is the sole director of I2BF and possesses both voting and dispositive power over the shares. The business address of I2BF is C/O Campbells Corporate Services Ltd., Floor 4, Willow House, Cricket Square, Grand Cayman KY 1-9010, Cayman Islands.

(11)    Consists of 4,230,769 shares of New Presto Common Stock underlying the Notes, 1,000,000 shares of New Presto Common Stock underlying the Note Financing Warrants and 300,000 shares of New Presto Common Stock held of record by Silver Rock Contingent Credit Fund LP and Silver Rock Tactical Allocation Fund LP., for which Silver Rock Financial LP acts as Investment Advisor and possesses voting and dispositive power over such shares. Carl Meyer is the CEO/CIO of Silver Rock Financial LP.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

VTAQ

On August 20, 2020, VTAQ issued an unsecured promissory note to one of its sponsors, Ventoux Acquisition Holdings LLC. The outstanding balance under the promissory note of $151,812 was repaid in full on December 31, 2020.

In addition, at the closing of the IPO, VTAQ’s stockholders prior to the IPO purchased from the Company an aggregate of 6,000,000 Private Warrants at $1.00 per Private Warrant (for a total purchase price of $6,000,000). In connection with the closing of the issuance sale of the Over-Allotment Option Units, the Company’s stockholders prior to the IPO purchased from VTAQ an aggregate of 675,000 Private Warrants at $1.00 per Private Warrant (for a total purchase price of $675,000). As of December 31, 2020, VTAQ had no loans outstanding, including any loans from its directors or officers.

Jonas Grossman and Alex Weil are affiliated with Chardan Capital Markets, in addition to being directors of the Company. While no direct compensation arrangements regarding such individuals have been entered into regarding such fees, these executives may benefit indirectly from any such amounts payable to Chardan Capital Markets in respect of marketing fees, costs and expenses incurred by Chardan Capital Markets in connection with the identification, review and negotiation and approval of the initial business combination and in respect of fees in connection with VTAQ’s capital raising efforts.

VTAQ entered into an agreement, commencing on December 23, 2020 through VTAQ’s consummation of a Business Combination or its liquidation, to pay Chardan Capital Markets, LLC a total of $10,000 per month for office space, utilities and secretarial support.

VTAQ’s officers and directors are entitled to reimbursement for any out-of-pocket expenses incurred in connection with activities on VTAQ’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. VTAQ’s audit committee reviews on a quarterly basis all payments that were made to our Sponsor, VTAQ’s officers, directors or its or their affiliates.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our Sponsors or an affiliate of our Sponsors or certain of its officers and directors may, but are not obligated to, loan VTAQ funds as may be required on a non-interest basis. If VTAQ completes the Business Combination, it would repay such loaned amounts. In the event that the Business Combination does not close, VTAQ may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from its Trust Account would be used for such repayment. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

Presto

See “Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Presto — Related Party Transactions.”

Policies and Procedures for Related Person Transactions

Upon consummation of the Business Combination, it is anticipated that the New Presto Board will adopt a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “Related Person Transaction” is a transaction, arrangement or relationship in which New Presto or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•        any person who is, or at any time during the applicable period was, one of New Presto’s executive officers or a member of the Presto Board;

•        any person who is known by New Presto to be the beneficial owner of more than 5% of its voting stock;

•        any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than 5% of New Presto’s voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of New Presto’s voting stock; and

•        any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

It is also anticipated that New Presto will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time.

ADDITIONAL INFORMATION

Submission of Stockholder Proposals

The Board is aware of no other matter that may be brought before the special meeting. Under Delaware law, only business that is specified in the Notice of Special Meeting to Stockholders may be transacted at the Special Meeting.

Future Stockholder Proposals

We anticipate that the 2022 annual meeting of stockholders will be held no later than [            ], 2022. For any proposal to be considered for inclusion in our proxy statement and form of proxy for submission to the stockholders at our 2022 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and our bylaws. Assuming the meeting is held on or about [            ], 2022, such proposals must be received by New Presto at its offices at 816 Hamilton St. Redwood City, CA 94063, within a reasonable time before New Presto begins to print and send its proxy materials for the meeting.

In addition, New Presto’s amended and restated bylaws, which will be effective upon the consummation of the Business Combination, provide notice procedures for stockholders to propose business (other than director nominations) to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be received by the Secretary of New Presto at the principal executive offices of New Presto not later than the close of business on the 90th day nor earlier than the close of business 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after such anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day prior to such annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date such meeting is first made. Thus, for our 2022 annual meeting of stockholders, notice of a proposal must be delivered to our Secretary no later than [            ], 2022 and no earlier than [            ], 2022. The Chairperson of the New Presto Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

Further, New Presto’s amended and restated bylaws, which will be effective upon the consummation of the Business Combination, provide notice procedures for stockholders to nominate a person as a director to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of New Presto (a) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 60 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting was first made. Thus, for our 2022 annual meeting of stockholders, notice of a nomination must be delivered to our Secretary no later than [            ], 2022 and no earlier than [            ], 2022. The Chairperson of the New Presto Board may refuse to acknowledge the introduction of any stockholder nomination not made in compliance with the foregoing procedures.

Stockholder Communications

Stockholders and interested parties may communicate with the Board, any committee chairperson or the non-management directors as a group by writing to the Board or committee chairperson in care of [•]. Following the Business Combination, such communications should be sent to 816 Hamilton St. Redwood City, CA 94063. Each communication will be forwarded, depending on the subject matter, to the Board, the appropriate committee chairperson or all non-management directors.

Legal Matters

The validity of the shares of Common Stock to be issued in connection with the Business Combination will be passed upon by Dentons US LLP, New York, New York.

Experts

The consolidated financial statements of VTAQ as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020 appearing in this prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this prospectus, and are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

The consolidated financial statements of E La Carte (dba Presto) as of June 30, 2021 and 2020, and for the years then ended, included in this proxy statement/prospectus have been audited by Moss Adams LLP, an independent registered public accounting firm, as set forth in their report included herein. Such consolidated financial statements have been so included in reliance upon the report of such firm (which report expresses an unqualified opinion and includes explanatory paragraphs relating to a going concern uncertainty and correction of errors) given upon their authority as experts in accounting and auditing.

Delivery of Documents to Stockholders

Pursuant to the rules of the SEC, VTAQ and servicers that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, VTAQ will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of this proxy statement/prospectus may likewise request delivery of single copies of this proxy statement/prospectus in the future. Stockholders may notify VTAQ of their requests by calling (646) 465-9000 or writing VTAQ at its principal executive offices 1 East Putnam Avenue, Floor 4 Greenwich, CT.

Transfer Agent and Registrar

The registrar and transfer agent for the shares of Common Stock is Continental. VTAQ has agreed to indemnify Continental in its roles as transfer agent and warrant agent against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read VTAQ’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact VTAQ by telephone or in writing:

Edward Scheetz
Ventoux CCM Acquisition Corp.
1 East Putnam Avenue, Floor 4
Greenwich, CT 06830
(646) 465-9000

You may also obtain these documents by requesting them in writing or by telephone from VTAQ’s proxy solicitation agent at the following address and telephone number:

Morrow Sodali
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Email: VTAQ.info@investor.morrowsodali.com
Tel: (800) 662-5200

If you are a stockholder of VTAQ and would like to request documents, please do so by [            ], 2022, in order to receive them before the Special Meeting. If you request any documents from VTAQ, VTAQ will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to VTAQ has been supplied by VTAQ, and all such information relating to Presto has been supplied by Presto. Information provided by either VTAQ or Presto does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement/prospectus of VTAQ for the Special Meeting. VTAQ has not authorized anyone to give any information or make any representation about the Business Combination, VTAQ or Presto that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

E LA CARTE, INC. (dba PRESTO)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
Ventoux CCM Acquisition Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ventoux CCM Acquisition Corp. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the years ended December 31, 2021 and 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by March 30, 2022, then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York
February 23, 2022

PCAOB ID Number 100

VENTOUX CCM ACQUISITION CORP.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2021	2020
ASSETS
Current assets
Cash	$313,158	$1,071,253
Prepaid expenses	103,996	29,200
Total Current Assets	417,154	1,100,453

Investments held in Trust Account	174,266,206	151,500,000
TOTAL ASSETS	$174,683,360	$152,600,453

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$325,691	$18,123
Due to related party	120,000	—
Advance from related party	—	120,005
Total Current Liabilities	445,691	138,128

Warrant liabilities	3,204,000	7,320,000
Total Liabilities	3,649,691	7,458,128

Commitments
Common stock subject to possible redemption 17,250,000 and 15,000,000 shares at $10.10 per share redemption value as of December 31, 2021 and 2020, respectively	174,225,000	151,500,000

Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.0001 par value; 50,000,000 shares authorized; 4,312,500 shares issued and outstanding as of December 31, 2021 and 2020, respectively	431	431
Additional paid-in capital	—	—
Accumulated deficit	(3,191,762)	(6,358,106)
Total Stockholders’ Deficit	(3,191,331)	(6,357,675)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$174,683,360	$152,600,453

The accompanying notes are an integral part of the consolidated financial statements.

VENTOUX CCM ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2021	2020
General and administrative expenses	$990,862	$18,208
Loss from operations	(990,862)	(18,208)

Other income (expense):
Change in fair value of warrant liabilities	4,953,000	(180,000)
Loss on initial issuance of private warrants	(162,000)	(1,140,000)
Transaction costs allocable to warrant liabilities	—	(24,853)
Interest earned on marketable securities held in Trust Account	41,206	—
Total other income (expense), net	4,832,206	(1,344,853)

Net income (loss)	$3,841,344	$(1,363,061)

Basic and diluted weighted average shares outstanding of common stock	21,537,775	4,119,863

Basic and diluted net income (loss) per common share	$0.18	$(0.33)

Basic and diluted weighted average shares outstanding of common stock	21,562,500	4,119,863

Basic and diluted net income (loss) per common share	$0.18	(0.33)

The accompanying notes are an integral part of the consolidated financial statements.

VENTOUX CCM ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance – January 1, 2020	4,312,500	$431	$24,569	$(1,450)	$23,550
Allocation of Initial Public Offering to public warrants	—	—	8,925,000	—	8,925,000
Allocation of Initial Public Offering to public rights	—	—	6,375,000	—	6,375,000
Accretion for common stock to redemption amount	—	—	(15,324,569)	(4,993,595)	(20,318,164)
Net loss	—	—	—	(1,363,061)	(1,363,061)
Balance – December 31, 2020	4,312,500	431	—	(6,358,106)	(6,357,675)
Allocation of Initial Public Offering to public warrants	—	—	1,350,000	—	1,350,000
Allocation of Initial Public Offering to public rights	—	—	956,250	—	956,250
Accretion for common stock to redemption amount	—	—	(2,306,250)	(675,000)	(2,981,250)
Net income	—	—	—	3,841,344	3,841,344
Balance – December 31, 2021	4,312,500	$431	$—	$(3,191,762)	$(3,191,331)

The accompanying notes are an integral part of the consolidated financial statements.

VENTOUX CCM ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2021	2020
Cash Flows from Operating Activities:
Net income (loss)	$3,841,344	$(1,363,061)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Change in fair value of warrant liabilities	(4,953,000)	180,000
Loss on initial issuance of private warrants	162,000	1,140,000
Transaction costs allocable to warrant liabilities	—	24,853
Interest earned on marketable securities held in Trust Account	(41,206)	—
Changes in operating assets and liabilities:
Prepaid expenses	(74,796)	(29,200)
Accounts payable and accrued expenses	307,568	11,673
Due to related party	120,000	5,000
Net cash used in operating activities	(638,090)	(30,735)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(22,725,000)	(151,500,000)
Net cash used in investing activities	(22,725,000)	(151,500,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	22,050,000	147,000,000
Proceeds from sale of Private Warrants	675,000	6,000,000
Advances from related parties	525,000	2,520,005
Repayment of advances from related parties	—	(2,400,000)
Proceeds from promissory note – related party	—	145,000
Repayment of promissory note – related party	—	(151,812)
Payment of offering costs	(645,005)	(536,205)
Net cash provided by financing activities	22,604,995	152,576,988

Net Change in Cash	(758,095)	1,046,253
Cash – Beginning of year	1,071,253	25,000
Cash – End of year	$313,158	$1,071,253

Non-Cash investing and financing activities:
Offering costs paid through promissory note	$—	$6,812
Initial accretion for common stock subject to possible redemption	$—	$(20,318,164)
Change in accretion for common stock subject to possible redemption	$(2,981,250)	—

The accompanying notes are an integral part of the consolidated financial statements.

VENTOUX CCM ACQUISITION CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Ventoux CCM Acquisition Corp. (formerly known as Chardan Global Acquisition Corp.) (the “Company”) is a blank check company incorporated in Delaware on July 10, 2019. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business transaction with one or more businesses or entities (a “Business Combination”).

The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

The Company has two wholly owned subsidiaries, Ventoux Merger Sub I Inc. (“Ventoux Merger Sub”), and Ventoux Merger Sub II, LLC (“Ventoux Merger Sub II”), which were incorporated in the State of Delaware on November 3, 2021.

As of December 31, 2021 the Company had not commenced any operations. All of the Company’s activity through December 31, 2021 relate to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination and activities in connection with a proposed acquisition of E La Carte, Inc., d/b/a Presto, Inc., a Delaware corporation (“Presto”) (as more fully described in Note 6). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on marketable securities held in the Trust Account (as defined below).

The registration statement for the Company’s Initial Public Offering was declared effective on December 23, 2020. On December 30, 2020, the Company consummated the Initial Public Offering of 15,000,000 Units (the “Units” and, with respect to the shares of common stock included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $150,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,000,000 warrants (the “Private Warrants”) at a price of $1.00 per Private Warrant in a private placement to Ventoux Acquisition Holdings LLC (“Ventoux Acquisition”), the co-sponsor and an affiliate of certain of the Company’s officers and directors, and Chardan International Investments, LLC (“Chardan Investments”), the co-sponsor and an affiliate of certain of the Company’s directors and Chardan Capital Markets, LLC, generating gross proceeds of $6,000,000, which is described in Note 4.

Following the closing of the Initial Public Offering on December 30, 2020, an amount of $151,500,000 ($10.10 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Warrants was placed in a trust account (the “Trust Account”), to be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 183 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account as described below.

On January 5, 2021, the underwriters fully exercised their over-allotment option. In connection with the underwriters’ exercise of their over-allotment option, the Company also consummated the sale of an additional 2,250,000 Units, at $10.00 per Unit, and the sale of an additional 675,000 Private Warrants, at $1.00 per Private Warrant, generating total gross proceeds of $23,175,000. A total of $22,725,000 of the net proceeds was deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to $174,225,000. As a result of the underwriters’ election to exercise their over-allotment option in full, 562,500 Founder Shares (as defined in Note 5) are no longer subject to forfeiture.

Transaction costs amounted to $3,993,017 consisting of $3,450,000 of underwriting fees, of which $450,000 are associated with the exercise of the overallotment, and $543,017 of other offering costs.

VENTOUX CCM ACQUISITION CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (net of amounts previously released to the Company to pay its tax obligations) at the time of the signing an agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Company may require stockholders to vote for or against the Business Combination to be able to redeem their shares, and stockholders who do not vote, or who abstain from voting, on the Business Combination will not be able to redeem their shares. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially $10.10 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s rights or warrants.

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, Ventoux Acquisition, Chardan Investments and any other initial stockholders of the Company’s common stock prior to the Initial Public Offering (collectively, the “Initial Stockholders”) have agreed to (a) vote their Founder Shares and any Public Shares held by them in favor of a Business Combination and (b) not to convert any shares (including Founder Shares) in connection with a stockholder vote to approve a Business Combination or sell any such shares to the Company in a tender offer in connection with a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the foregoing, if the Company seeks stockholder approval of a Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming their shares with respect to more than an aggregate of 20% of the Public Shares.

The Company will have until March 30, 2022 to consummate a Business Combination. However, if the Company anticipates that it may not be able to consummate a Business Combination by March 30, 2022, the Company may extend the period of time to consummate a Business Combination one time by an additional

VENTOUX CCM ACQUISITION CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

three months (until June 30, 2022) to complete a Business Combination (the “Combination Period”). In order to extend the time available for the Company to consummate a Business Combination, the Initial Stockholders or their affiliates or designees must deposit into the Trust Account $1,725,000 (due to the exercise in full of the underwriters’ over-allotment option) ($0.10 per Public Share), on or prior to the date of the applicable deadline.

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than five business days thereafter, redeem 100% of the outstanding Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. The proceeds deposited in the Trust Account could, however, become subject to claims of creditors.

The Initial Stockholders have agreed to (i) waive their redemption rights with respect to Founder Shares and any Public Shares they may acquire during or after the Initial Public Offering in connection with the consummation of a Business Combination, (ii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Company fails to consummate a Business Combination within the Combination Period and (iii) not to propose an amendment to the Company’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders an opportunity to redeem their Public Shares in conjunction with any such amendment. However, the Initial Stockholders will be entitled to liquidating distributions with respect to any Public Shares acquired if the Company fails to consummate a Business Combination or liquidates within the Combination Period.

In order to protect the amounts held in the Trust Account, certain of the Initial Stockholders (the “Insiders”) have agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.10 per share, except as to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Insiders will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Insiders will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern and Liquidity

As of December 31, 2021, the Company had $313,158 in its operating bank accounts, $174,266,206 in investments held in the Trust Account to be used for a Business Combination or to repurchase or redeem its common stock in connection therewith and a working capital deficit of $12,669, which excludes $41,206 of franchise taxes payable. As of December 31, 2021, approximately $41,206 of the amount on deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations.

VENTOUX CCM ACQUISITION CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a Business Combination. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the liquidity condition and date for mandatory liquidation and dissolution raise substantial doubt about the Company’s ability to continue as a going concern through March 30, 2022, the scheduled liquidation date of the Company if it does not complete a Business Combination prior to such date. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

VENTOUX CCM ACQUISITION CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these consolidated financial statements is the determination of the fair value of the warrant liabilities. Such estimates may be subject to change as more current information becomes available and, accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2021 and 2020.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Certain of the Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, shares of common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ deficit section of the Company’s consolidated balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period.

At December 31, 2021, the common stock reflected in the consolidated balance sheets is reconciled in the following table:
Gross proceeds	$172,500,000
Less:
Proceeds allocated to Public Warrants	(10,275,000)
Proceeds Allocated to Public Rights	(7,331,250)
Common stock issuance costs	(3,968,164)
Plus:
Accretion of carrying value to redemption value	23,299,414

Common stock subject to possible redemption	$174,225,000

VENTOUX CCM ACQUISITION CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including warrants to purchase shares of common stock, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The Company accounts for the Public Warrants and Private Warrants in accordance with the guidance contained in ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity,” under which the Private Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Private Warrants as liabilities at their fair value and adjusts the Private Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statements of operations. The Private Warrants were initially and subsequently valued using a Modified Black-Scholes model, which is considered to be a Level 3 fair value measurement.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021 and 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Income (Loss) Per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period.

The Company has not considered the effect of (1) warrants sold in the Initial Public Offering to purchase 15,300,000 shares of common stock, and (2) rights sold in the Initial Public Offering that convert into 862,500 shares of common stock, in the calculation of diluted income (loss) per common share, since the exercise of warrants and the conversion of the rights into shares of common stock are contingent upon the occurrence of future events. Accretion associated with the redeemable common stock is excluded from earnings per

VENTOUX CCM ACQUISITION CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

share as the redemption value approximates fair value. As of December 31, 2021 and 2020, the Company did not have any other dilutive securities or other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the earnings of the Company. As a result, diluted net income (loss) per common share is the same as basic net income (loss) per common share for the periods presented.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Federal Depository Insurance Corporation coverage limit of $250,000. As of December 31, 2021 and 2020, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximate the carrying amounts represented in the accompanying consolidated balance sheets, primarily due to their short-term nature, except for the Private Warrants (see Note 10).

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Recent Accounting Standards

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)” (“ASU 2020-06”), to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments.

VENTOUX CCM ACQUISITION CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

In connection with the Initial Public Offering, the Company sold 17,250,000 Units, inclusive of 2,250,000 Units sold to the underwriters on January 5, 2021 upon the underwriters’ election to fully exercise their over-allotment option at a purchase price of $10.00 per Unit. Each Unit consists of one share of common stock, one right to receive one-twentieth (1/20) of one share of common stock upon the consummation of a Business Combination and one warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one-half of one share of common stock at an exercise price of $11.50 per share (see Note 10).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, Ventoux Acquisition purchased an aggregate of 4,000,000 Private Warrants and Chardan Investments purchased an aggregate of 2,000,000 Private Warrants, at $1.00 per Private Warrant resulting in combined aggregate purchase price of $6,000,000 in a private placement. On January 5, 2021, in connection with the underwriters’ election to fully exercise their over-allotment option, the Company sold an additional 450,000 and 225,000 Private Warrants to Ventoux Acquisition and Chardan Investments, respectively, at a price of $1.00 per Private Warrant, generating gross proceeds of $675,000. Each Private Warrant is exercisable to purchase one share of common stock at an exercise price of $11.50. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Private Warrants.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On September 19, 2019, Chardan Investments purchased 5,000,000 shares (the “Founder Shares”) for an aggregate price of $25,000. On July 23, 2020, Chardan Investments sold 3,250,000 Founder Shares back to the Company for an aggregate price of $16,250. On August 25, 2020, Chardan Investments transferred 256,375 Founder Shares back to the Company for nominal consideration, which shares were cancelled, resulting in Chardan Investments holding a balance of 1,493,625 Founder Shares. On July 23, 2020, Ventoux Acquisition purchased 3,250,000 Founder Shares from the Company for an aggregate price of $16,250. On August 25, 2020, Ventoux Acquisition transferred 431,125 Founder Shares back to the Company for nominal consideration, which shares were cancelled. On December 15, 2020, Ventoux Acquisition transferred 22,500 Founder Shares to Cindat USA LLC, an affiliate of one of the Company’s directors, and, on December 17, 2020, Ventoux Acquisition transferred an aggregate of 67,500 Founder Shares to three of the Company’s directors. As of the date hereof, Ventoux Acquisition holds 2,728,875 Founder Shares.

The 4,312,500 Founder Shares included an aggregate of up to 562,500 shares subject to forfeiture by the Initial Stockholders to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the Initial Stockholders would collectively own approximately 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Initial Stockholders do not purchase any Public Shares in the Initial Public Offering). As a result of the underwriters’ election to fully exercise their over-allotment option on January 5, 2021, the Founder Shares are no longer subject to forfeiture.

VENTOUX CCM ACQUISITION CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

The Initial Stockholders have agreed that, subject to certain limited exceptions, 50% of the Founder Shares will not be transferred, assigned, sold or released from escrow until the earlier of (i) six months after the date of the consummation of a Business Combination or (ii) the date on which the closing price of the Company’s shares of common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after a Business Combination and the remaining 50% of the Founder Shares will not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Services Agreement

The Company entered into an agreement, commencing on December 23, 2020 through the earlier of the Company’s consummation of a Business Combination or its liquidation, to pay Chardan Capital Markets, LLC a total of $10,000 per month for office space, utilities and secretarial support. For the years ended December 31, 2021 and 2020, the Company incurred $120,000in fees for these services, of which $120,000 and $0 is included in due to related party in the accompanying consolidated balance sheets as of December 31, 2021 and 2020, respectively.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Initial Stockholders, an affiliate of the Initial Stockholders, or the Company’s officers and directors may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $500,000 of the notes may be converted upon completion of a Business Combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to the Private Warrants. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Working Capital Loans made by Chardan Capital Markets, LLC or any of its related persons will not be convertible into Private Warrants and Chardan Capital Markets, LLC and its related persons will have no recourse with respect to their ability to convert their Working Capital Loans into Private Warrants. As of December 31, 2021 and 2020, no Working Capital Loans were outstanding.

Related Party Extension Loans

As discussed in Note 1, the Company may extend the period of time to consummate a Business Combination one time, for an additional three months (until June 30, 2022) to complete a Business Combination. In order to extend the time available for the Company to consummate a Business Combination, the Initial Stockholders or their affiliates or designees must deposit into the Trust Account $1,725,000 (due to the exercise in full of the underwriters’ over-allotment option), or $0.10 per Public Share, on or prior to the date of the applicable deadline. Any such payments would be made in the form of a loan. The terms of the promissory note to be issued in connection with any such loans have not yet been negotiated. If the Company completes a Business Combination, the Company would repay such loaned amounts out of the proceeds of the Trust Account released to the Company. If the Company does not complete a Business Combination, the Company will not repay such loans. The Initial Stockholders and their affiliates or designees are not obligated to fund the Trust Account to extend the time for the Company to complete a Business Combination.

VENTOUX CCM ACQUISITION CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

Advances from Related Parties

Related parties advanced the Company approximately $2,520,000 to pay for certain offering costs in connection with the Initial Public Offering. At December 31, 2020, there was $120,005 owed to some of these related parties. At June 30, 2021, the full balance of advances was repaid.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these consolidated financial statements. These consolidated financial statement do not include any adjustments that might result from the outcome of this uncertainty.

Registration and Stockholder Rights

Pursuant to a registration rights agreement entered into on December 23, 2020, the holders of the Founder Shares and the Private Warrants and securities that may be issued upon conversion of Working Capital Loans will be entitled to registration and stockholder rights pursuant to an agreement. The holders of a majority of these securities are entitled to make up to three demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private Warrants (and underlying securities) can elect to exercise these registration rights at any time after (i) the date that the Company consummates a Business Combination with respect to the Private Warrants or (ii) three months prior to the Release Date with respect to all other Registrable Securities, but prior to the five-year anniversary of the effective date of the Company’s Form S-1 Registration Statement.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the Initial Public Offering to purchase up to 2,250,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. On January 5, 2021, the underwriters elected to fully exercise the over-allotment option to purchase an additional 2,250,000 Units at a price of $10.00 per Unit.

The underwriters were paid cash underwriting discount of $0.20 per Unit, or $3,450,000 in the aggregate, upon the closing of the Initial Public Offering and the over-allotment option.

Business Combination Marketing Agreement

The Company has engaged Chardan Capital Markets, LLC as an advisor in connection with a Business Combination to assist the Company in holding meetings with its stockholders to discuss the potential Business Combination and the target business’s attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the potential Business Combination, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay Chardan Capital Markets, LLC a marketing fee for such services upon the consummation of a Business Combination in an amount equal to, in the aggregate, 3.5% of the gross proceeds of the Initial Public Offering, including proceeds from the exercise of the underwriters’ over-allotment option. As a result, Chardan Capital Markets, LLC will not be entitled to such fee unless the company consummates its Business Combination.

VENTOUX CCM ACQUISITION CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

Merger Agreement

On November 10, 2021, the Company entered into an agreement and plan of merger by and among the Company, Ventoux Merger Sub, Ventoux Merger Sub II, and Presto” (as amended and/or restated from time to time, the “Merger Agreement”). The Merger Agreement has been approved by the Company’s and Presto’s board of directors. Subject to the satisfaction or waiver of certain closing conditions set forth in the Merger Agreement, including the approval of the Merger Agreement and the transactions contemplated thereby by Presto and the Company’s stockholders, (a) Ventoux Merger Sub will merge with and into Presto (the “First Merger”), with Presto being the surviving entity in the First Merger and continuing (immediately following the First Merger) as a wholly-owned subsidiary of the Company (the “Surviving Corporation”), and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Ventoux Merger Sub II (the “Second Merger”), with Ventoux Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a wholly-owned subsidiary of the Company (the “Mergers” and the other agreements and transactions contemplated by the Merger Agreement, the “Proposed Business Combination”). In addition, in connection with the consummation of the Proposed Business Combination, the Company will be renamed Presto Technologies, Inc. and is referred to herein as “New Presto” as of the time of such change of name.

Pursuant to the Merger Agreement, subject to the satisfaction or waiver of certain closing conditions set forth therein, at the closing of the Proposed Business Combination (the “Closing”), the Company will acquire all of the outstanding equity interests of Presto, and stockholders of Presto will receive $800,000,000 in aggregate consideration (the “Aggregate Base Consideration”) in the form of newly issued common stock in New Presto, calculated based on a price of $10.00 per share.

In addition to the Aggregate Base Consideration, Presto stockholders may be entitled to receive, as additional consideration, and without any action on behalf of the Company, Ventoux Merger Sub, Ventoux Merger Sub II or the Company’s stockholders, 15,000,000 additional shares of common stock of New Presto (the “Presto Earnout Shares”), to be issued as follows: (A) 7,500,000 Presto Earnout Shares, if, during the period from and after the Closing until the third anniversary of the Closing, the Volume Weighted Average Price (“VWAP” as defined in the Merger Agreement) of New Presto common stock is greater than or equal to $12.50 for any 20 trading days within a period of 30 consecutive trading days, and (B) an additional 7,500,000 Presto Earnout Shares, if, during the period from and after the Closing until the fifth anniversary of the Closing, the VWAP of New Presto common stock is greater than or equal to $15.00 for any 20 trading days within a period of 30 consecutive trading days.

Pursuant to the Merger Agreement, at the time the First Merger becomes effective (the “Effective Time”), each option exercisable for Presto equity that is outstanding and unexercised immediately prior to the Effective Time will be assumed and converted into a newly issued option exercisable for common stock of New Presto. At the Effective Time, each warrant of Presto that is outstanding and unexercised immediately prior to the Effective Time shall, in accordance with its terms, either be (i) cancelled and converted into the right to receive common stock of New Presto, or (ii) assumed and converted into a newly issued warrant exercisable for common stock of New Presto. Immediately prior to the Effective Time, each convertible promissory note convertible for Presto equity that is issued and outstanding shall be cancelled and converted into the right to receive common stock of New Presto in accordance with the terms therein.

Subscription Agreements

The Company entered into equity subscription agreements (the “Equity Subscription Agreements”) each dated as of November 10, 2021, with certain accredited investors, pursuant to which, among other things, the Company agreed to issue and sell, in private placements to close immediately prior to or substantially concurrently with the Closing, an aggregate of 1,500,000 shares of common stock for $10.00 per share. The Equity Subscription

VENTOUX CCM ACQUISITION CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

Agreements provide that the Company must file a registration statement to register the resale of the subscribed common stock no later than 30 days after the closing date of the Proposed Business Combination (the “Closing Date”).

The Company also entered into a convertible note subscription agreement (the “Convertible Note Subscription Agreement” and, together with the Equity Subscription Agreements, the “Subscription Agreements”), each dated as of November 10, 2021, with an institutional accredited investor (collectively, the “Note Investor”), pursuant to which, among other things, the Company agreed to issue and sell, in a private placement to close immediately prior to the Closing, an aggregate of $55,000,000 in aggregate principal amount of convertible notes (the “Notes”) and an aggregate of 1,000,000 warrants (the “Note Financing Warrants”).

At any time prior to the close of business on the second trading day immediately preceding the maturity date of the Notes, the Notes will be convertible, at each holder’s option, into shares of common stock of New Presto at an initial conversion price equal to the lesser of (i) $13.00 and (ii) a 30% premium to the lowest per share price at which any equity of the Company is issued within 15 days prior to the Closing Date (the “Conversion Rate”). In the event of a conversion in connection with a Fundamental Change (as defined below) or a Company Redemption (as defined below), the Conversion Rate will be increased by a number of additional shares set forth in a usual and customary “make-whole table” to be included in the indenture governing the Notes (the “Indenture”).

At any time on or after the first anniversary of the issuance of the Notes until the second business day prior to maturity, the Notes will be convertible, in whole but not in part, at the Company’s option (a “Mandatory Conversion”) if the closing price of common stock is greater than or equal to 130% of the conversion price of the Notes for 20 trading days during any 30-consecutive-trading-day period ending on the day before the notice of the Mandatory Conversion is given. The Conversion Rate in connection with a Mandatory Conversion will be increased by a number of additional shares pursuant to the make-whole table described above.

In addition, the Company may redeem the Notes at any time prior to the 21st trading day before maturity by paying, in cash, the principal, accrued interest, and a premium equal to, (1) through third anniversary, the present value of all remaining scheduled interest payments, computed using a discount rate equal to the Treasury Rate (to be defined in the Indenture) plus 0.50%, and warrants to purchase a number of shares equal to 50% of the number of shares into which the Notes redeemed were convertible, or (2) between third anniversary and maturity, of all remaining scheduled interest payments, computed using a discount rate equal to the Treasury Rate.

Each holder of a Note will have the right to cause the Company to repurchase for cash all or a portion of the Notes held by such holder at any time upon the occurrence of a “fundamental change,” a customary definition of which will be agreed in the Indenture (a “Fundamental Change”), at a repurchase price equal to 100% of the principal amount of such Notes plus accrued and unpaid interest thereon to, but excluding, the repurchase date.

The Company will pay interest on the principal amount of the Notes in cash or in kind, at the Company’s election. If the Company elects to pay interest in cash (“Cash Interest”), the interest on the Notes will accrue at a rate of 9.0% per annum and be payable in cash. If the Company elects to pay interest in kind (“PIK Interest”), the interest on the Notes will be increased to a rate of 11.0% per annum. PIK Interest will be payable either (x) by increasing the principal amount of the outstanding Notes by an amount equal to the amount of PIK Interest for the applicable interest period (rounded up to the nearest $1.00) or (y) if the Notes are no longer held as global notes, by issuing additional Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest for the period (rounded up to the nearest $1.00). Following an increase in the principal amount of the outstanding Notes as a result of a PIK Interest payment, the Notes will bear interest on such increased principal amount.

The Note Financing Warrants have the same terms and conditions as the Company’s outstanding publicly held warrants, except that each Note Financing Warrant is exercisable into one whole share of common stock at an exercise price of $11.50 per share. The Note Financing Warrants, like the publicly held warrants, may be redeemed

VENTOUX CCM ACQUISITION CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

if, among other conditions, the reported last sale price of the Company common stock equals or exceeds $16.50 per share, for any 20 trading days within a 30-day trading period ending on the third business day prior to the date of the notice of redemption to warrant holders.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, the Sponsors, Presto’s directors and officers and certain affiliates of the Sponsors (together, the “Sponsor Parties”) entered into a Sponsor Support Agreement (the “Sponsor Agreement”) with the Company and Presto, pursuant to which the Sponsor Parties agreed, among other things, to vote all shares of the Company common stock beneficially owned by them in favor of each of the proposals at the Company Special Meeting and against any proposal that would impede the Proposed Business Combination. The Sponsor Agreement also provides that the Sponsor Parties will not redeem any shares of the Company common stock.

The Sponsor Parties agreed to subject the founder shares they acquired prior to the Company initial public offering to lock-up restrictions. During the period beginning on the Closing Date until the period beginning on the Closing Date to six months after the Closing Date, the Sponsor Parties may not transfer any of its, his or her founder shares, and during the period beginning on the date that is six months after the Closing Date to 12 twelve months after the Closing Date, the Sponsor Parties may only transfer up to 50% of its, his or her founder shares, in each case except for certain limited permitted transfers. In addition, the Sponsor Parties agreed that they will not transfer any privately placed warrants, acquired prior to the Company initial public offering, during the period from the Closing Date to 12 months after the Closing Date.

The Sponsors also agreed to subject their founder shares to vesting and forfeiture provisions as set forth in the Sponsor Agreement based on the number of public shares redeemed at the closing of the Proposed Business Combination (such shares, the “Sponsors’ Earnout Shares”). Pursuant to the Sponsor Agreement, at the Closing, (i) in the case of redemptions of public shares of 90% or more, 15% of the Sponsors’ founder shares that are owned immediately after the Closing will be subject to vesting, (ii) in the case of redemptions of public shares of between 80% and 90%, 10% of the Sponsors’ founder shares that are owned immediately after the Closing will be subject to vesting, (iii) in the case of redemptions of public shares of between 70% and 80%, 5% of the Sponsors’ founder shares that are owned immediately after the Closing will be subject to vesting and (iv) in the case of redemptions of public shares of less than 70%, none of the Sponsors’ founder shares will be subject to vesting. The Sponsors’ Earnout Shares will vest if, during the period from and after the Closing until the fifth anniversary of the Closing, the VWAP of New Presto common stock is greater than or equal to $12.50 for any 40 trading days within a period of 60 consecutive trading days.

Presto Stockholder Support Agreement

In connection with the execution of the Merger Agreement, certain stockholders of Presto (collectively, the “Presto Supporting Stockholders”) entered into support agreements (collectively, the “Stockholder Support Agreements”), pursuant to which each Presto Supporting Stockholder agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby (including the Proposed Business Combination), not to transfer his, her or its Presto shares prior to the Closing Date, and to execute the Amended and Restated Registration Rights Agreement (as defined below) at the Closing Date.

The Presto Stockholder Support Agreements provide that during the period beginning on the Closing Date and ending on the date that is six months after the Closing Date, the Presto Supporting Stockholders may not transfer any of their shares of New Presto common stock, and during the period beginning on the date that is six months after the Closing Date and ending on the date that is 12 months after the Closing Date, the Presto Supporting Stockholders may only transfer up to 50% of their New Presto common stock, in each case, except for certain limited permitted transfers.

VENTOUX CCM ACQUISITION CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

The Proposed Business Combination is expected to be consummated after receipt of the required approvals by the stockholders of the Company and Presto and the satisfaction or waiver of certain other customary conditions. For full details and the filed agreements, refer to our Current Report on 8-K announcing the Merger Agreement filed on November 10, 2021.

NOTE 7. STOCKHOLDERS’ DEFICIT

Preferred Stock — Per the Company’s Amended and Restated Certificate of Incorporation, the Company is authorized to issue up to 1,000,000 shares of preferred stock. As of December 31, 2021 and 2020, there were no shares of preferred stock issued or outstanding.

Common Stock — The Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.0001 per share. Holders of common stock are entitled to one vote for each share. At December 31, 2021 and 2020, there were 4,312,500 shares of common stock issued and outstanding, excluding 17,250,000 and 15,000,000 shares of common stock, respectively, subject to possible redemption and presented as temporary equity.

Rights — Except in cases where the Company is not the surviving company in a Business Combination, each holder of a right will automatically receive one-twentieth (1/20) of a share of common stock upon consummation of the Business Combination, even if the holder of a right converted all shares held by him, her or it in connection with the Business Combination or an amendment to the Company’s Certificate of Incorporation with respect to its pre-business combination activities. In the event that the Company will not be the surviving company upon completion of the Business Combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-twentieth (1/20) of a share of common stock underlying each right upon consummation of the Business Combination. No additional consideration will be required to be paid by a holder of rights in order to receive his, her or its additional share of common stock upon consummation of the Business Combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company). If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of shares of common stock will receive in the transaction on an as-converted into common stock basis.

The Company will not issue fractional shares in connection with an exchange of rights, so holders must hold rights in denominations of 20 in order to receive a share of the Company’s common stock at the closing of the initial Business Combination. If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

NOTE 8. WARRANTS

Warrants — There are 8,625,000 and 7,500,000 Public Warrants outstanding as of December 31, 2021 and 2020, respectively. The Public Warrants will become exercisable at any time commencing on the later of one year after the closing of the Initial Public Offering or the consummation of a Business Combination; provided that the Company has an effective and current registration statement covering the shares of common stock issuable upon the exercise of the Public Warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within 120 days from the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain

VENTOUX CCM ACQUISITION CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 8. WARRANTS (cont.)

an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        at any time while the warrants are exercisable;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•        if, and only if, the reported last sale price of the share of common stock equals or exceeds $16.50 per share, for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to the warrant holders; and

•        if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights or warrants will not receive any of such funds with respect to their rights or warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such rights or warrants. Accordingly, the rights and warrants may expire worthless.

In addition, if the Company issues additional common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the co-sponsors or their affiliates, without taking into account any Founder Shares held by the co-sponsors or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Newly Issued Price, and the $16.50 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 165% of the market value (the volume weighted average trading price of its common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its Business Combination).

The Public Warrants are accounted for as equity in the consolidated balance sheets.

The Private Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering except that each Private Warrant is exercisable for one share of common stock at an exercise price of $11.50 per share, the Private Warrants will be exercisable for cash (even if a registration statement covering the shares of common stock issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be non-redeemable by the Company, in each case, so long as they are held by the initial purchasers or their affiliates. As of December 31, 2021 and 2020, there are 6,675,000 and 6,000,000 Private Warrants outstanding, respectively.

The Private Warrants are accounted for as liabilities in the consolidated balance sheets.

VENTOUX CCM ACQUISITION CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 9. INCOME TAX

The Company’s net deferred tax assets are as follows:
	As of December 31,
	2021	2020
Deferred tax asset
Net operating loss carryforward	$29,442	$925
Organizational costs/Startup expenses	173,809	2,899
Total deferred tax asset	203,251	3,824
Valuation allowance	(203,251)	(3,824)
Deferred tax asset, net of allowance	$—	$—

The income tax provision consists of the following:
	Year ended December 31,
	2021	2020
Federal
Current	$—	$—
Deferred	(199,427)	(3,824)

State
Current	—	—
Deferred	—	—
Change in valuation allowance	199,427	3,824
Income tax provision	$—	$—

As of December 31, 2021, the Company had a U.S. federal net operating loss carryover of approximately $203,000 available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the years ended December 31, 2021 and 2020, the change in the valuation allowance was $199,427 and $3,824, respectively.

A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:
	As of December 31,
	2021	2020
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	0.0%	0.0%
Change in fair value of warrant liabilities	(26.1)%	(20.3)%
Transaction costs allocable to warrant liabilities	0.00%	(0.4)%
Change in valuation allowance	5.1%	(0.3)%
Income tax provision	0.0%	0.0%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.

VENTOUX CCM ACQUISITION CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 10. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320, “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying consolidated balance sheets and adjusted for the amortization or accretion of premiums or discounts.

The Company presents its investment in money market funds on the consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in interest income in the accompanying consolidated statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

At December 31, 2021, assets held in the Trust Account was comprised of $174,266,206 in money market funds which are invested primarily in U.S. Treasury Securities. During the year ended December 31, 2021, the Company did not withdraw any interest income from the Trust Account.

At December 31, 2020, assets held in the Trust Account were comprised of $151,500,000 in cash.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2021 and 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.
Description	Level	December 31, 2021	December 31, 2020
Assets:
Investments held in Trust Account – U.S. Treasury Securities Money Market Fund	1	$174,266,206	$—

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis at December 31, 2021 and 2020, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	December 31, 2021	December 31, 2020
Liabilities:
Warrant Liabilities – Private Warrants	3	$3,204,000	$7,320,000

The Private Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities in the consolidated balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented in the consolidated statements of operations.

The Private Warrants were valued using a Modified Black-Scholes model, which is considered to be a Level 3 fair value measurement. The Modified Black-Scholes model’s primary unobservable input utilized in determining the fair value of the Private Warrants is the expected volatility of the common stock. The expected volatility was initially derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates was implied from the Company’s own Public Warrant pricing. Inherent in a Black-Scholes model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. However, inherent uncertainties are involved. If factors or assumptions change, the estimated fair values could be materially different. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the

VENTOUX CCM ACQUISITION CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 10. FAIR VALUE MEASUREMENTS (cont.)

expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table presents the quantitative information regarding Level 3 fair value measurements of the warrant liabilities:
	December 31, 2021	December 31, 2020
Exercise price	$11.50	$11.50
Stock price	$10.01	$10.00
Volatility	8.75%	19.15%
Term	5.00	5.00
Risk-free rate	1.26%	0.36%
Dividend yield	0.0%	0.0%

The following table presents the changes in the fair value of Level 3 warrant liabilities:
Fair value as of January 1, 2020	$—
Initial measurement on December 30, 2020 (Initial Public Offering)	7,140,000
Change in fair value	180,000
Fair value as of December 31, 2020	7,320,000
Initial measurement on January 5, 2021 (Over-allotment)	837,000
Change in fair value	(4,953,000)
Fair value as of December 31, 2021	$3,204,000

Transfers to/from levels 1, 2, and 3 are recognized at the beginning of the reporting period. There were no transfers in or out of Level 3 from other levels in the fair value hierarchy during the years ended December 31, 2021 and 2020.

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors

E La Carte, Inc. (dba Presto)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of E La Carte, Inc. (dba Presto) (the “Company”) as of June 30, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Restatement of Prior Year Stockholders’ Deficit

As disclosed in Note 2 to the consolidated financial statements, stockholders’ deficit as of July 1, 2019 has been restated to correct certain misstatements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moss Adams LLP

San Francisco, California

December 17, 2021

We have served as the Company’s auditor since 2021.

E LA CARTE, INC.
(dba PRESTO)
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and par value)

	As of June 30,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$36,909	$4,187
Accounts receivable, net of allowance for doubtful accounts of $902 and $251 as of June 30, 2021 and 2020, respectively	1,183	2,272
Inventories	3,320	4,687
Deferred costs, current	11,264	12,465
Prepaid expenses and other current assets	1,511	1,044
Total current assets	54,187	24,655
Deferred costs, net of current portion	10,670	17,551
Property and equipment, net	3,925	9,685
Intangible assets, net	1,334	887
Other long-term assets	143	182
Total assets	$70,259	$52,960

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$6,037	$7,281
Accrued liabilities	7,256	4,410
Financing obligations, current	15,763	9,530
Convertible promissory notes and embedded warrants, current	9,854	—
PPP loan, current	2,599	—
Deferred revenue, current	13,980	15,559
Total current liabilities	55,489	36,780
Term loans, net of current portion	14,011	5,477
Financing obligations, net of current portion	2,772	5,984
Convertible promissory notes and embedded warrants, net of current portion	52,727	—
PPP loan, net of current portion	2,000	2,599
Warrant liabilities	1,434	468
Deferred revenue, net of current portion	11,643	22,454
Other long-term liabilities	202	178
Total liabilities	140,278	73,940

Commitments and Contingencies (Refer to Note 9)
Stockholders’ deficit:
Convertible preferred stock, $0.001 par value – 30,752,578 shares authorized; 28,343,420 shares issued and outstanding as of June 30, 2021 and 2020, (liquidation preference of $46,908 as of June 30, 2021 and 2020)	28	28
Common stock, $0.001 par value – 50,839,368 shares authorized and 5,132,354 and 5,034,446 shares issued and outstanding as of June 30, 2021 and 2020, respectively	5	5
Additional paid-in capital	74,417	73,654
Accumulated deficit	(144,469)	(94,667)
Total stockholders’ deficit	(70,019)	(20,980)
Total liabilities and stockholders’ deficit	$70,259	$52,960

The accompanying notes are an integral part of these consolidated financial statements.

E LA CARTE, INC.
(dba PRESTO)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except share and per share amounts)

	Years Ended June 30,
	2021	2020
Revenue
Platform	$19,074	12,062
Transaction	10,838	9,448
Total revenue	29,912	21,510
Cost of revenue
Platform	14,813	7,531
Transaction	8,497	6,057
Depreciation and impairment	5,554	2,840
Total cost of revenue	28,864	16,428
Gross profit	1,048	5,082

Operating expenses:
Research and development	14,985	18,753
Sales and marketing	2,895	2,431
General and administrative	4,344	3,360
Loss on infrequent product repairs	3,342	—
Total operating expenses	25,566	24,544
Loss from operations	(24,518)	(19,462)
Change in fair value of warrants and convertible promissory notes	(19,996)	(2,011)
Interest and other expense, net	(5,265)	(2,335)
Total other expense, net	(25,261)	(4,346)
Loss before provision for income taxes	(49,779)	(23,808)
Provision for income taxes	23	1
Net loss and comprehensive loss	$(49,802)	$(23,809)
Net loss per share attributable to common stockholders, basic and diluted	$(9.82)	$(4.74)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	5,074,018	5,019,947

The accompanying notes are an integral part of these consolidated financial statements.

E LA CARTE, INC.
(dba PRESTO)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at July 1, 2019, as restated (See Note 2)	24,799,343	$25	4,923,074	$5	$49,804	$(70,858)	$(21,024)
Reclassification of Series A convertible preferred stock warrant upon adoption of ASU – 2017-11	—	—	—	—	271	—	271
Issuance of Series C convertible preferred stock	1,513,316	1	—	—	9,964	—	9,965
Issuance of Series C-1 convertible preferred stock upon note conversion	2,030,761	2	—	—	12,880	—	12,882
Issuance of common stock upon exercise of stock options	—	—	111,372	—	11		11
Stock-based compensation	—	—	—	—	306	—	306
Fair value of newly issued Series C convertible preferred stock warrants	—	—	—	—	418	—	418
Net loss	—	—	—	—	—	(23,809)	(23,809)
Balance at June 30, 2020	28,343,420	28	5,034,446	5	73,654	(94,667)	(20,980)
Issuance of common stock upon exercise of stock options	—	—	97,908	—	13	—	13
Stock-based compensation	—	—	—	—	750	—	750
Net loss	—	—	—	—	—	(49,802)	(49,802)
Balance at June 30, 2021	28,343,420	$28	5,132,354	$5	$74,417	$(144,469)	$(70,019)

The accompanying notes are an integral part of these consolidated financial statements.

E LA CARTE, INC.
(dba PRESTO)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,
	2021	2020
Cash Flows from Operating Activities
Net loss	$(49,802)	$(23,809)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization and impairment	5,872	3,177
Stock-based compensation	736	300
Change in fair value of liability classified warrants	19	386
Change in fair value of convertible promissory notes and embedded warrants	18,915	1,769
Amortization of debt discount and debt issuance costs	1,229	289
Loss on debt extinguishment	616	33
Changes in operating assets and liabilities:
Accounts receivable, net	1,089	(1,306)
Inventories	1,367	(3,972)
Deferred costs	8,082	(28,094)
Prepaid expenses and other current assets	(385)	1,879
Other long-term assets	(43)	76
Accounts payable	(1,244)	5,909
Vendor financing facility	306	6,487
Accrued liabilities	2,192	3,357
Deferred revenue	(12,391)	24,950
Other long-term liabilities	(330)	354
Net cash used in operating activities	(23,772)	(8,215)

Cash Flows from Investing Activities
Purchase of property and equipment	(17)	(1,121)
Payments relating to capitalized software	(529)	(421)
Net cash used in investing activities	(546)	(1,542)

Cash Flows from Financing Activities
Proceeds from the exercise of common stock options	13	11
Repayment of term loans	(6,195)	(7,808)
Proceeds from issuance of convertible promissory notes and embedded warrants	43,666	4,000
Principal payments of financing obligations	(2,389)	(3,233)
Payment of debt issuance costs	(1,225)	(126)
Proceeds from the issuance of term loans	15,000	6,000
Proceeds from the issuance of PPP loans	2,000	2,599
Proceeds from issuance of financing obligations	6,170	1,069
Proceeds from issuance of Series C convertible preferred stock, net	—	9,966
Net cash provided by financing activities	57,040	12,478

Net increase in cash and cash equivalents	32,722	2,721
Cash and cash equivalents at beginning of year	4,187	1,466
Cash and cash equivalents at end of year	$36,909	$4,187

E LA CARTE, INC.
(dba PRESTO)
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(in thousands)

	Year Ended June 30,
	2021	2020
Supplemental Disclosure
Cash paid for income taxes	$24	$37
Cash paid for interest	4,664	2,170

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Conversion of convertible promissory notes to Series C-1 Convertible preferred stock	$—	$12,882
Issuance of warrants	$947	$418

The accompanying notes are an integral part of these consolidated financial statements.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

1. Summary of Business and Significant Accounting Policies

Description of Business

E la Carte, Inc.(formerly, KHR Technologies, Inc.) was incorporated in the State of Delaware in October 2008. In 2018, E la Carte, Inc. together with its subsidiary (the “Company”) adopted “Presto” as its trade name or doing business as (“dba”) name. In February 2019, the Company formed Presto Technology, Inc. as a wholly owned subsidiary located in Ontario, Canada. The Company is headquartered in Redwood City, California.

The Company is the developer of the Presto Smart Dining system, which offers operations efficiency, guest self-service and marketing benefits for casual dining operators. The solution includes a portfolio of tabletop, handheld and wearable devices supported by a suite of powerful, cloud-based services to enable guest ordering, payment and surveys as well as cloud-based operations metrics, security and support monitoring in real time. The Presto solution improves operations efficiency and serves as the restaurant operating system, connecting front of house and back of house operations across dine-in, takeout, and delivery channels, with access to data that was previously inaccessible, allowing restaurant operators to make the smart decisions required to thrive in the highly competitive casual dining market.

Fiscal Year

The Company’s fiscal year ends on June 30. References to fiscal 2021, for example, refer to the fiscal year ended June 30, 2021.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of the Company. All intercompany balances and transactions have been eliminated in consolidation. References to ASC and ASU included hereinafter refer to the Accounting Standards Codification and Accounting Standards Update established by the Financial Accounting Standards Board (“FASB”) as the source of authoritative U.S. GAAP.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses, and disclosures. Accordingly, actual amounts could differ from those estimates and those differences could be material.

Uses of estimates include, but are not limited to, the collectability of accounts receivable, the useful lives of property and equipment and intangible assets, inventory valuation, fair value of financial instruments, valuation of deferred tax assets and liabilities, valuation assumptions utilized in calculating the estimated value of stock-based compensation, valuation of warrant liabilities and impairment of property and equipment. The Company has assessed the impact and are not aware of any specific events or circumstances that required an update to the Company’s estimates and assumptions or materially affected the carrying value of the Company’s assets or liabilities as of the date of issuance of this report. These estimates may change as new events occur and additional information is obtained.

Risk and Uncertainties

The Company is subject to a number of risks common to emerging, technology-based companies, including a limited operating history; dependence on key individuals; rapid technological changes; competition from substitute products and larger companies; the need for additional financing to fund future operations; and the successful development, marketing, and outsourced manufacturing of the Company’s products and services as well as the impact of the novel coronavirus disease (“COVID-19”) on the restaurant industry.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

1. Summary of Business and Significant Accounting Policies (cont.)

Impact of COVID-19

The Company was subject to risks and uncertainties as a result of the outbreak of a novel strain of coronavirus, designated “COVID-19” and declared to be a pandemic in March 2020. The Company first began to experience impacts from COVID-19 in March 2020, as federal, state and local governments reacted to the COVID-19 pandemic by encouraging or requiring social distancing, instituting shelter-in-place orders, and requiring, in varying degrees, reduced operating hours, restaurant dine-in and/or indoor dining limitations, capacity limitations or other restrictions that largely limited restaurants to off-premise sales (take-out and delivery) in the early stages of the pandemic.

Over the course of fiscal 2021 and 2020, certain of these restrictions were relaxed as incidents of infection from the initial outbreak declined, but many of the restrictions were reinstituted as incidents of infection surged. The degree and duration of restriction varied by individual geographic area. The extent of the continuing impact of the COVID-19 pandemic on the Company’s business remains highly uncertain and difficult to predict, as the operating status of restaurants remains fluid and subject to change as government authorities modify existing restrictions or implement new restrictions on restaurant operations in response to changes in the number of COVID-19 infections and the availability and acceptance of vaccines in their respective jurisdictions. Additionally, economies worldwide have been negatively impacted by the COVID-19 pandemic, which resulted in a global economic recession.

The Company has taken several actions to mitigate the effects of the COVID-19 pandemic on its operations and franchisees. In April 2020, the Company received a loan of approximately $2,599 under the U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”), to assist with the economic hardships caused by the pandemic. In March 2021, the Company received a second loan of approximately $2,000 under the PPP.

In fiscal years 2021 and 2020, the volume of repair charges the Company experienced was higher than usual due to a liquid ingress issue resulting from COVID-19 related actions by its customers. The Company’s devices failed primarily due to the use of extremely strong commercial disinfectant solutions by customers to clean the hardware devices as a mandatory precaution protocol due to COVID-19. Due to use of commercial cleaning products, the solution leaked into the hardware causing significant damage to the devices and requiring replacement of such devices. In order to prevent disruption to customers’ businesses, the Company has incurred $3,342 of loss on infrequent customer repairs related to this issue, which is presented as a separate line item on the Company’s consolidated statement of operations and comprehensive loss and has made a claim to recover the costs from its third-party subcontractor who manufactures the hardware; however, the claim is pending legal arbitration (Refer to Note 10).

The severity of the continued impact of the COVID-19 pandemic on the Company’s business will depend on a number of factors, including, but not limited to, how long the pandemic will last, whether/when recurrences of the virus may arise, what restrictions on in-restaurant dining may be enacted or re-enacted, the availability and acceptance of vaccines, the timing and extent of customer re-engagement with its brands and, in general, what the short- and long-term impact on consumer discretionary spending the COVID-19 pandemic might have on the Company and the restaurant industry as a whole, all of which are uncertain and cannot be predicted. The Company’s future results of operations and liquidity could be impacted adversely by future dine-in restrictions and the failure of any initiatives or programs that the Company may undertake to address financial and operational challenges faced by it and its franchisees. As such, the extent to which the COVID-19 pandemic may continue to materially impact the Company’s financial condition, liquidity, or results of operations remains highly uncertain.

Liquidity and Capital Resources

As of June 30, 2021 and 2020, the Company’s principal sources of liquidity were cash and cash equivalents of $36,909 and $4,187, respectively, which were held for working capital purposes.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

1. Summary of Business and Significant Accounting Policies (cont.)

Since inception, the Company has financed its operations primarily through financing transactions such as the issuance of convertible promissory notes and loans, and sales of convertible preferred stock. The Company has incurred recurring losses since its inception, including net losses of $49,802 and $23,809 for the years ended June 30, 2021 and 2020, respectively. As of June 30, 2021, the Company had an accumulated deficit of $144,469 and the Company expects to continue to generate significant operating losses for the foreseeable future. Cash from operations could also be affected by various risks and uncertainties, including, but not limited to, the effects of the COVID-19 pandemic, including timing of cash collections from customers and other risks detailed in the section entitled “Risk Factors.” Additional capital infusion is necessary in order to fund currently anticipated expenditures, and to meet the Company’s obligations as they come due. The Company’s future capital requirements will depend on many factors, including the revenue growth rate, subscription renewal activity, billing frequency, the success of future product development, and the timing and extent of spending to support further sales and marketing and research and development efforts.

The Company may, in the future, enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. The Company is seeking to complete a deSPAC transaction (“deSPAC”). These plans for additional financings are intended to mitigate the conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern, however as the plans are outside of management’s control, the Company cannot ensure they will be effectively implemented. In the event the Company does not complete a deSPAC, the Company may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, the Company may not be able to raise it on terms acceptable to it or at all. If the Company is unable to raise additional capital when desired, its business, results of operations, and financial condition would be materially and adversely affected. As a result, substantial doubt exists about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued. The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Concentrations of Risks, Significant Customers and Investments

The Company’s financial instruments are exposed to concentrations of credit risk and consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with high-quality financial institutions with investment-grade ratings.

The following customers accounted for more than 10% of revenues during the years ended June 30:

	2021	2020
Customer A	46%	17%
Customer B	25%	30%
Customer C	22%	50%
	93%	97%

The following customers accounted for more than 10% of accounts receivable during the years ended June 30:

	2021	2020
Customer A	11%	—%
Customer B	35%	21%
Customer C	46%	68%
	92%	89%

The Company is exposed to vendor concentration risk as it supplies tablets from one vendor. The Company’s operating results could be adversely affected should the vendor increase prices or incur disruptions in its tablet supply. As of June 30, 2021 and 2020, the Company had $6,486 and $6,735, respectively, due to the vendor as part of its vendor financing facility.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

1. Summary of Business and Significant Accounting Policies (cont.)

Comprehensive Loss

Comprehensive loss is comprised of net loss and other comprehensive income (loss). The Company has no components of other comprehensive loss. Therefore, net loss equals comprehensive loss for all periods presented.

Fair Value Measurements

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

•        Level 1 — Quoted prices in active markets for identical assets as of the reporting date.

•        Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets, quoted prices for identical or similar assets in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

•        Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets.

Financial instruments consist of cash equivalents, accounts receivable, accounts payable, convertible promissory notes and warrant liabilities. Accounts receivable and accounts payable are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents. As of June 30, 2021 and 2020, cash and cash equivalents consists solely of cash held in financial institutions.

Accounts Receivable, Net and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amounts net of an allowance for doubtful accounts. The Company regularly reviews the outstanding accounts receivable and allowance for doubtful accounts and at each reporting date, makes judgments as to collectability of outstanding receivables. The Company determines the allowance for doubtful accounts receivable by making its best estimate of specific uncollectible accounts considering its historical accounts receivable collection experience and the information that management has regarding the current status of the Company’s accounts receivable balances. The allowance for doubtful accounts at June 30, 2021 and 2020 was $902 and $251, respectively.

Inventories

Inventories are valued at the lower of cost or net realizable value using the weighted average cost method, which approximates the first-in first-out inventory method. This method is consistent and valued separately across new inventories and refurbished inventories. Inventories are comprised of finished goods (tablets) and related component parts. The Company purchases its inventories from a third-party manufacturer as finished goods and stores the inventory partially in its own warehouse and partially at a third-party warehouse. The Company establishes

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

1. Summary of Business and Significant Accounting Policies (cont.)

provisions for excess and obsolete inventories after an evaluation of historical sales, future demand and market conditions, expected product life cycles, and current inventory levels to reduce such inventories to their estimated net realizable value. Such provisions are made in the normal course of business and are charged to cost of revenue in the consolidated statements of operations and comprehensive loss. The provision for excess and obsolete inventories was immaterial for the years ended June 30, 2021 and 2020.

Intangible assets, Net

Intangible assets consist of the Company’s domain name rights acquired for “Presto.com,” which is being amortized on a straight-line basis over 15 years. Intangible assets also include capitalized software development costs, which are amortized on a straight-line basis over the estimated useful lives of the software, which is generally 4 years. Software development costs include costs to develop software to be used to meet internal needs and applications used to deliver its services. The Company accounts for its internal use software in accordance with the guidance in Accounting Standard Codification (“ASC”) 350-40, Internal-Use Software. The costs incurred in the preliminary stages of development are expensed as incurred. The Company capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, and the software will be used to perform the function intended. Costs capitalized for developing such software applications were $540 and $427, respectively, for the years ended June 30, 2021, and 2020.

Property and Equipment, Net

Property and equipment, net, are stated at cost, less accumulated depreciation. Substantially all of the Company’s property and equipment is comprised of tablets which are sold or leased to customers. Property and equipment, net also includes equipment and software for general employee use. Depreciation is recognized using the straight-line method over the estimated useful lives of the respective assets, which is four years for tablets and three years for other property and equipment. Leasehold improvements are depreciated over the shorter of the life of the assets or the remaining term of the lease. Routine maintenance and repair costs are expensed as incurred. The costs of major additions, replacements and improvements are capitalized. Gains and losses realized on the sale or disposal of property and equipment are recognized or charged to other expense, net in the consolidated statements of operations and comprehensive loss.

For tablets classified as property and equipment, net, the Company has historically entered into equipment financing facilities with financing partners, whereby the Company legally sells the tablets to such financing partners. The Company accounts for these as property and equipment with a corresponding financing obligation, as the Company retains substantially all of the benefits and risks of ownership of the property sold.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets on an annual basis, or more frequently whenever circumstances indicate a long-lived asset may be impaired. When indicators of impairment exist, the Company estimates future undiscounted cash flows attributable to such assets. In the event cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair value. During the year ended June 30, 2021, the Company recorded $2,965 in write offs related to the impairment of tablets. No write offs were recorded during the year ended June 30, 2020. Refer to Note 5 for further details.

Financing Obligations

The Company entered various arrangements in which the Company incurred financing obligations in exchange for an upfront payment. The Company recognizes interest on the financed amount using either the effective interest method or stated interest, depending on the arrangement.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

1. Summary of Business and Significant Accounting Policies (cont.)

Revenue Recognition

The Company adopted the requirements of Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) on July 1, 2019. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, Topic 606 and Subtopic 340-40 are referred as the “new standard.” The Company adopted the new standard utilizing the modified retrospective approach for the year ended June 30, 2020, where the standard is applied to the most current period presented in the financial statements, with a cumulative adjustment to the opening balance of retained earnings as of July 1, 2019. The Company evaluated contracts that were not complete as of July 1, 2019, as if they had been accounted for under Topic 606 from the contract inception. The Company completed an assessment of customer contracts and concluded that the adoption of ASC 606 did not have a material impact on its financial statements; therefore, no cumulative-effect adjustment was recorded on the adoption date.

Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services, net of any taxes collected from customers (e.g., sales and other indirect taxes), which are subsequently remitted to government authorities.

During the years ended June 30, 2021 and 2020, the Company derived its revenues from two revenue streams: (1) sales and leases of the Presto Smart Dining System (“Platform revenue”), which includes hardware, hardware accessories, software and customer support and maintenance, and (2) Premium Content (gaming) and other revenue, which includes professional services (“Transaction revenue”).

Platform Revenue

The platform revenue stream is generated from fees charged to customers for access to the Company’s Tabletop system and is recognized ratably. Part of the total contract value is due upon execution of the contract, and the remainder is due upon installation of the tabletop systems. The Company’s contracts with customers are generally for a term ranging from 12 to 48 months. Amounts invoiced in excess of revenue recognized are recorded as deferred revenue.

The Company also maintains arrangements with certain customers whereby the Company leases the Tabletop system to its customer, which are accounted for in accordance with ASC 840. Revenue associated with the lease is recognized on a straight-line basis as platform revenue over the lease term in the consolidated statements of operations and comprehensive loss.

Transaction Revenue

Transaction revenue consists of a single performance obligation recognized at a point in time when the content is delivered and used. Transaction revenue is recognized on a gross basis as the Company is the principal in the relationship and the restaurant acts as a sales agent between the Company and the diner to upsell premium content purchases during the dining experience. The Company is the principal as the Company is the primary obligor responsible for fulfillment, the Company controls the gaming license and its accessibility and has influence in establishing the price charged to the diner. The portion of gaming service collections withheld by the restaurant for sales commission are recorded to transaction cost of revenues.

The Company determines revenue recognition through the following steps:

1.      Identification of the contract, or contracts, with a customer — the Company enters into a master sales agreement (“MSA”) with the customer which is signed by both parties. The rights and obligations are outlined in the MSA and payment terms are clearly defined. The Company then enters into a license agreement, typically with each franchisee, which outlines the specified goods and services to be

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

1. Summary of Business and Significant Accounting Policies (cont.)

provided. The Company also enters into separate gaming agreements with diners, whereby the customer agrees to pay for use of the premium content. Each MSA, in conjunction with a license agreement, and each gaming agreement, has commercial substance, whereby the Company is to provide products and services in exchange for payment, and collectability is probable.

2.      Identification of the performance obligations in the contract — The Company’s contracts with customers include promises to transfer multiple goods and services. For all arrangements with multiple services, the Company evaluates whether the individual services qualify as distinct performance obligations. In the Company’s assessment of whether a service is a distinct performance obligation, the Company determines whether the customer can benefit from the service on its own or with other readily available resources and whether the service is separately identifiable from other services in the contract. This evaluation requires the Company to assess the nature of each individual service offering and how the services are provided in the context of the contract, including whether the services are significantly integrated, highly interrelated, or significantly modify each other, which may require judgment based on the facts and circumstances of the contract.

The Company identified the following performance obligations: for the MSAs and license agreements, 1) sales or leases of hardware, software-as-a-service (“Saas”) and maintenance as one combined performance obligation (“Tabletop system”) and for gaming agreements, 2) premium content, or gaming. Professional services were insignificant during fiscal years 2021 and 2020.

The Tabletop system is considered a single performance obligation because each element of the Tabletop system is interdependent and cannot function independently. The software and hardware represent one combined output and the customer cannot benefit from the use of one element without the other.

When the Company enters into gaming agreements, the Company’s Tabletop system includes the capability of providing entertainment services, designed (either on its own or through other subcontractors) and provided by the Company via internet, that can be purchased by diners. The games are only accessible over the internet, and upon the diner making the decision to pay for the content, the diner receives the right to access the game on the Tabletop system. Gaming fees are usage based through the diner’s use of the device and stipulated in a separate contract with the diner. Any fees that are incurred are collected by the restaurant as part of the normal payment for the dining check from the diner and remitted back to the Company, net of commissions paid to the restaurant as the sales agent. Premium content revenue, or gaming revenue, is therefore one performance obligation.

3.      Determination of the transaction price — the Company’s MSAs stipulate the terms and conditions, and separate license agreements dictate the transaction price, and typically outlines as a price per store location or number of Tabletop systems. The transaction price is a fixed fee, with a portion due upfront upon signing of the contract and the remainder due upon installation of the tabletop systems. The transaction price for transaction revenue is a fixed fee charged per game. The Company occasionally provides consideration payable to a customer, which is recorded as a capitalized asset upon payment and included as part of deferred costs and amortized as contra-revenue over the expected customer life.

4.      Allocation of the transaction price to the performance obligations in the contract — As the tabletop system is one combined performance obligation, no reallocation of the contract price is required. The Company’s premium content contract is comprised of one performance obligation and does not require reallocation of the contract price.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

1. Summary of Business and Significant Accounting Policies (cont.)

5.      Recognition of revenue when, or as, the Company satisfies a performance obligation — As the customer simultaneously receives and consumes the benefits provided by the Company through continuous access to its SaaS platform, revenue from the Tabletop system is satisfied ratably over the contract period as the service is provided, commencing when the subscription service is made available to the customer. Transaction revenue does not meet the criteria for ratable recognition and is recognized at a point in time when the gaming service is provided.

Costs Capitalized to Obtain Revenue Contracts

Sales commissions and associated payroll taxes paid to internal sales personnel that are incremental costs resulting from obtaining a non-cancelable contract with a customer are capitalized and recognized over the estimated customer life, if material.

Incremental costs incurred to obtain a contract were immaterial during the years ended June 30, 2021, and 2020.

Deferred Revenue and Deferred Costs

Deferred revenue consists of deferred platform revenue, which arises from timing differences between the advance payment and satisfaction of all revenue recognition criteria consistent with the Company’s revenue recognition policy. Deferred costs consist of the direct costs associated with the purchase of the hardware in the tabletop system and other equipment, shipping and freight costs, and installation costs. Costs are deferred in the same manner as revenue that is deferred. Deferred revenue and associated deferred costs expected to be realized within one year are classified as deferred revenue, current, and deferred costs, current, respectively.

Cost of Revenue

Platform Cost of Revenue

Platform cost of revenue consists of four categories: product costs, shipping/freight costs, installation costs, and other costs. Product costs consist primarily of the cost to purchase the hardware and hardware accessories for the tabletop system. Shipping/freight costs consist of all costs to transport the tabletop system to the customers. Installation costs include the labor cost to install the hardware in each restaurant. Other costs include the amortization of capitalized software and product support costs.

The Company also incurs costs to refurbish and repair its tablets. These costs are expensed in the period they are incurred, as the costs are expected to be linear and therefore, will match with the timing of revenue recognition over time. In connection with these costs, the Company also accrues a liability at each reporting period for expected repair costs for customer tablets currently in the Company’s return merchandise authorization process as of the reporting period, which get charged to platform cost of revenue. Refer to Note 9 for further details.

Transaction Cost of Revenue

Transaction cost of revenue consists primarily of the portion of the fees collected from diners that are then paid to the restaurant as part of the revenue share agreement with each restaurant. As the Company bears the primary responsibility of the product, the Company is the principal in the premium content transactions and restaurants act as the agent, whereby the Company collect all of the fees paid as revenue and remit the revenue share to the restaurants as cost of revenue.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

1. Summary of Business and Significant Accounting Policies (cont.)

Depreciation and Impairment Cost of Revenue

Depreciation and impairment cost of revenue consists primarily of the costs of assets that are included in property and equipment, net in the balance sheet that are amortized to cost of revenue and related impairment charges.

Operating Expenses

Operating expenses consist of sales and marketing, research and development, and general and administrative expenses. The largest single component of operating expenses is employee-related expenses, which include salaries, commissions and bonuses, stock-based compensation, and employee benefit and payroll costs. Operating expenses for the year ended June 30, 2021 include $3,342 in losses on infrequent product repairs (refer to “Impact of COVID-19”). These damages were caused by customers’ use of commercial disinfectant solutions as a precautionary protocol in response to COVID-19, which caused damage to the devices and required significant repairs or replacement.

Research and development expenses consist primarily of employee-related costs associated with maintenance of the Company’s platform and the evaluation and preliminary development of new product offerings, as well as allocated overhead and expenses associated with the use of third-party software directly related to preliminary development and maintenance of the Company’s products and services. These costs are expensed as incurred as they do not meet the requirements for capitalization.

Sales and marketing expenses consist primarily of employee-related costs incurred to acquire new customers and increase product adoption across the Company’s existing customer base. Marketing expenses also include fees incurred to generate demand through various advertising channels and allocated overhead costs.

General and administrative expenses consist primarily of expenses related to facilities, finance, human resources and administrative personnel. General and administrative expenses also include costs related to fees paid for certain professional services, including legal, tax and accounting services and bad debt expenses.

Advertising Costs

The Company’s advertising and promotional costs are expensed as incurred. Advertising costs were $10 and $4 for the years ended June 30, 2021 and 2020, respectively and are included in sales and marketing expense.

Leases

The Company accounts for leases in accordance with ASC 840, Leases (ASC 840). The Company categorizes leases at their inception as either operating or capital leases, with the Company’s current lease portfolio consisting of operating leases for office spaces, and tablets leased to customers. In certain lease agreements, the Company may receive rent holidays and other incentives. For operating leases, the Company recognizes lease costs on a straight-line basis once control of the space is achieved, without regard to deferred payment terms such as rent holidays that defer the commencement date of required payments. Additionally, incentives received are treated as a reduction of costs over the term of the agreement.

Stock-Based Compensation

The Company has a stock incentive plan under which incentive stock options are granted to employees and non-qualified stock options are granted to employees, investors, directors and consultants. The options granted vest over time with a specified service period, except for performance-based grants. Stock-based compensation expense related to equity awards is recognized based on the fair value of the awards granted. The fair value of the Company’s common stock underlying the awards has historically been determined by the board of directors with

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

1. Summary of Business and Significant Accounting Policies (cont.)

input from management and third-party valuation specialists, as there was no public market for the Company’s common stock. The board of directors determines the fair value of the common stock by considering a number of objective and subjective factors including: the valuation of comparable companies, the Company’s operating and financial performance, the lack of liquidity of common stock, transactions in the Company’s preferred or common stock, and general and industry specific economic outlook, amongst other factors. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the fair value of the underlying common stock, risk-free interest rates, the expected term of the option, expected volatility, and expected dividend yield. The related stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally four years. For awards with performance conditions, the related cumulative stock-based compensation expense from inception to date is recognized when it is probable that the performance condition will be achieved. The Company accounts for forfeitures as they occur. Non-employee option expense and activity was insignificant during fiscal years 2021 and 2020.

Shipping and handling costs and sales tax

Shipping and handling costs are classified as a component of cost of revenue. Fees charged to customers for shipping and handling are recorded as revenue.

Sales tax collected from customers and remitted to taxing authorities is excluded from revenue and is included in accrued liabilities on the Company’s consolidated balance sheets.

Foreign Currency

The functional currency of the Company’s foreign subsidiary is the U.S. Dollar (USD). Monetary assets and liabilities are remeasured using foreign currency exchange rates at the end of the period, and non-monetary assets and liabilities are held based on historical exchange rates. Transactions denominated in currencies other than USD are recorded at the average exchange rates during the year. Gains and losses due to foreign currency are the result of either the remeasurement of subsidiary balances or transactions denominated in currencies other than the foreign subsidiaries’ functional currency and are included in other expense, net in the Company’s consolidated statement of operations and comprehensive loss.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when management estimates that it is more likely than not that deferred tax assets will not be realized. Realization of deferred tax assets is dependent upon future pretax earnings, the reversal of temporary differences between book and tax income, and the expected tax rates in future periods.

The Company is required to evaluate whether tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount that is initially recognized.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

1. Summary of Business and Significant Accounting Policies (cont.)

The Company records interest and penalties related to income tax matters in income tax expense. As of June 30, 2021 and 2020, the Company has no accrued interest and penalties related to uncertain tax positions.

Net Loss Per Share

The Company calculates basic net loss per share by dividing net loss attributable to common stockholders by the weighted-average number of ordinary shares outstanding during the period. Net loss attributable to common stockholders is net loss minus convertible preferred stock dividends declared, of which there were none during the periods presented. The Company applies the two-class method to calculate basic net loss per share for the Company’s common stock and non-voting common stock. The net loss attributable to common stockholders is allocated to common stock and non-voting common stock on a pro rata portion of the total common stock outstanding. The Company’s preferred stockholders are not included in the basic net loss per share calculation because they are not contractually obligated to share in the Company’s losses.

The Company’s potentially dilutive securities, which include stock options, convertible notes, convertible preferred stock and warrants, have been excluded from the computation of diluted net loss per share as the effect would be anti-dilutive and reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same for the years presented.

Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s Co-CODMs are the Chief Executive Officer and the Chief Financial Officer, who review financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. As such, the Company’s operations constitute a single operating segment and one reportable segment.

The Company has operations in the United States and Canada. The Company earns primarily all of its revenue in the United States and all of its long-lived assets are held in the United States.

Recently Adopted Accounting Standards

The Company qualifies as emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to “opt in” to the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and nonpublic companies, the Company will adopt the new or revised standard at the time nonpublic companies adopt the new or revised standard and will do so until such time that the Company either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an emerging growth company. The Company may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for nonpublic companies.

In May 2014, the FASB issued Topic 606. Topic 606 supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605: Revenue Recognition (Topic 605) and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The FASB subsequently issued ASU 2016-08, ASU 2016-10, ASU 2016-12, and ASU 2016-20, which clarifies the implementation of Topic 606. The Company adopted the standard on July 1, 2019 and the impact of the adoption of Topic 606 is described above in Revenue Recognition.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

1. Summary of Business and Significant Accounting Policies (cont.)

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments — Overall (Subtopic 825-10), which requires the separate presentation of the change in fair value related to instrument-specific credit risk for fair value option instruments in other comprehensive income (loss) and eliminates certain fair value disclosure requirements. The Company adopted the standard on July 1, 2019. The adoption of this standard did not have a material impact on the consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments. The standard provides new authoritative guidance addressing eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain transactions are presented and classified in the statement of cash flows. The Company adopted the standard retrospectively as of July 1, 2019. The adoption of this standard did not have an impact on the consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260) Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. The amendments in Part I of the ASU change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The amendments in Part II recharacterize the indefinite deferral of certain provisions of Topic 480 with a scope exception and do not have an accounting effect. The Company adopted the standard retrospectively as of July 1, 2019. The adoption of this standard resulted in a warrant reclass of $271 from liabilities to equity as of the adoption date and did not have an impact on the consolidated statement of operations and comprehensive loss and consolidated statement of cash flows.

In February 2018, the FASB issued ASU No. 2018-03, Technical Corrections and Improvements to Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The standard clarifies the presentation requirements for liabilities for which the fair value option has been elected. The Company adopted the standard on July 1, 2019. The adoption of this standard did not have an impact on the consolidated financial statements other than the required disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Compensation — Stock Compensation Topic 718: Improvements to Nonemployee Share-Based Payment Accounting (Topic 718), which simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The Company adopted the standard as of July 1, 2019, utilizing the modified retrospective approach. The adoption of this standard did not have a material impact on the consolidated financial statements.

In July 2018, the FASB issued ASU No. 2018-09, Codification Improvements, which clarified the guidance for the extinguishment of debt for which the fair value option has been elected. The Company adopted the standard on July 1, 2020. The adoption of this standard did not have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company adopted the standard retrospectively as of July 1, 2019. The adoption of this standard did not have a material impact on the consolidated financial statements.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

1. Summary of Business and Significant Accounting Policies (cont.)

Recently Issued Accounting Standards Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments Topic 326: Credit Losses Measurement of Credit Losses on Financial Instruments (Topic 326), which requires an entity to utilize a new impairment model known as the current expected credit loss (CECL) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. This guidance also requires new disclosures for financial assets measured at amortized cost, loans, and available-for-sale debt securities. Entities will apply the standard’s provisions as a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The FASB subsequently issued ASU 2018-19, ASU 2019-04, and ASU 2019-10, which clarified the implementation guidance and effective date of Topic 326. Topic 326 is effective for the Company beginning fiscal year 2024. The Company is currently evaluating the impact of the adoption of this standard on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Topic 842: Leases (Topic 842), which supersedes the guidance in ASC 840: Leases. This standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similarly to existing guidance for operating leases today. The Company will be required to recognize and measure leases existing at, or entered into after, the beginning of the period of adoption using a modified retrospective approach, with certain practical expedients available. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The FASB subsequently issued ASU 2018-10, ASU 2018-11, ASU 2019-01, ASU 2019-10, ASU 2020-05, and ASU 2021-05, which clarified the implementation guidance and effective date of Topic 842. The standard is effective for the Company beginning in fiscal year 2023 and early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by this new guidance. The standard is effective for the Company beginning in fiscal year 2022 and may be adopted either prospectively or retrospectively to all implementation costs incurred after the date of adoption. The Company is currently evaluating the impact of the adoption of this standard on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in ASC 740, Income Taxes in order to reduce cost and complexity of its application. The standard is effective for the Company beginning in fiscal year 2023 and interim periods in the following years. Most amendments within this guidance are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. The Company is currently evaluating the impact of the adoption of this standard on the Company’s consolidated financial statements.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

1. Summary of Business and Significant Accounting Policies (cont.)

In March 2020, the FASB issued ASU 2020-03, Codification Improvements to Financial Instruments, which amended the disclosure requirements for debt for which the fair value option was elected. The standard is effective for the Company beginning in fiscal year 2022. The Company is currently evaluating the impact of the adoption of this standard on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity, which simplifies the accounting for convertible debt and convertible preferred stock by removing the requirements to separately present certain conversion features in equity. The standard also simplifies guidance in Topic 815-40 by removing certain criteria that must be satisfied in order to classify a contract as equity and revises the guidance on calculating earnings per share, requiring the use of the if-converted method for all convertible instruments. The standard is effective for the Company beginning in fiscal year 2025. The Company is currently evaluating the impact of the adoption of this standard on the Company’s consolidated financial statements.

In March 2020 with an update in January 2021, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, and ASU 2021-01, Reference Rate Reform (Topic 848), which provides optional expedients and exceptions for applying current U.S. GAAP to contracts, hedging relationships, and other transactions affected by the discontinuation of the London Interbank Offered Rate (“LIBOR”) or by another reference rate expected to be discontinued. The guidance can be adopted immediately and is applicable to contracts entered into on or before December 31, 2022. The Company is currently evaluating its contracts that reference LIBOR and the potential effects of adopting this new guidance but does not expect this standard to have a material effect. The Company does not intend to adopt the standard early.

2. Restatement of Previously Issued Consolidated Financial Statements

Subsequent to the issuance of fiscal year 2019 financial statements, management concluded that its consolidated financial statements for 2019 and prior should no longer be relied upon due to misstatements associated with revenue, accounts receivable, deferred cost of sales, fair value of convertible notes, stock-based compensation related to share repurchases and certain other adjustments resulting in a net impact to fiscal 2020 beginning additional paid-in capital and accumulated deficit of $739 and $1,516, respectively (“Restatement Items”).

These errors were identified during the course of the audit with respect to the Company’s financial statements for the fiscal years ended June 30, 2021 and 2020. The Company has determined that these errors were the result of material weaknesses in internal control over financial reporting.

The Company evaluated the materiality of these errors both qualitatively and quantitatively following the guidance of Staff Accounting Bulletin (“SAB”) No. 99, Materiality and SAB No. 108, Considering the Effects of Prior Year Misstatements in Current Year Financial Statements, and determined the effect of these corrections

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

2. Restatement of Previously Issued Consolidated Financial Statements (cont.)

were material to the 2019 financial statements. As a result of the material misstatements, the Company has restated its fiscal year 2020 beginning balances within the consolidated financial statements and accompanying notes, in accordance with ASC 250, Accounting Changes and Error Corrections.

	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance at June 30, 2019, as previously reported	$49,065	$(69,342)	$(20,247)
Correction of revenue and accounts receivable errors	—	(1,918)	(1,918)
Correction of error in deferred costs of sales balance	—	1,475	1,475
Adjustment to appropriately recognize fair value of convertible notes	—	(644)	(644)
Correction for stock-based compensation error related to share repurchase	518	(518)	—
Other Adjustments:
Adjustments to the carrying value of property and equipment	—	398	398
Correction for warrant valuation errors	—	(303)	(303)
Adjustment to capitalized software balances	—	394	394
Correction to stock-based compensation errors associated with option grants	221	(221)	—
Adjustment for unsubstantiated prepaids balances	—	(179)	(179)
Balance at July 1, 2019, as restated	$49,804	$(70,858)	$(21,024)

Correction of revenue and accounts receivable errors

(1)    Correction for error in performance obligation determination — During 2020, the Company determined that the performance obligations in a contract entered into in fiscal year 2019 with one of the Company’s major customers, were inappropriately identified. The Company corrected for the error by concluding that only one performance obligation existed and that the Company over-recognized revenue of $1,635 during the year ended June 30, 2019. The impact of the correction on the June 30, 2019 balance sheet was a $1,635 increase to the deferred revenue balance and an offsetting increase to accumulated deficit.

(2)    Correction for unsupportable receivable balances — During the course of preparing the 2020 financial statements, it was discovered that certain accounts receivable balances that existed as of June 30, 2019 were not supportable and did not meet the definition of an asset. The impact of the correction on the June 30, 2019 balance sheet was a $283 decrease to the accounts receivable balance and an offsetting increase to accumulated deficit.

Correction of error in deferred costs of sales balance

In fiscal year 2019, the Company did not properly apply its accounting policy to defer direct costs associated with the purchase and manufacturing of the tabletop system in the same manner that it defers revenue. The Company initially expensed the majority of costs related to goods sold in the year that the physical inventory was legally sold rather than recognizing over the period of revenue recognition. The impact of the correction of the error on the June 30, 2019 balance sheet was a $1,475 increase to deferred costs and a corresponding decrease to accumulated deficit.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

2. Restatement of Previously Issued Consolidated Financial Statements (cont.)

Correction to appropriately recognize fair value of convertible notes

Beginning in December of 2018 through June of 2019, the Company issued convertible promissory notes for which the fair value accounting option was elected. The Company improperly applied the measurement effects of the fair value accounting option and accordingly determined that revision of the measurement was required. The impact of the correction on the June 30, 2019 balance sheet was a $788 increase to the liability for convertible debt, with an offsetting decrease to accrued liabilities for the interest portion of $144 and an offsetting increase to accumulated deficit of $644 related the historical fair value measurement loss recorded.

Correction for stock-based compensation error related to share repurchase

In April 2018, as part of the preferred stock financing that occurred in fiscal year 2018, the Company purchased shares from founders and employees. The Company failed to record compensation expense for the amount by which the purchase price paid for each share of common stock exceeded the fair value of that common stock, as required by ASC 718. The Company had originally recorded such excess as a debit to additional paid in capital. The impact of such assessment was determined to be a $518 increase to accumulated deficit and an offsetting increase to additional paid-in capital.

Other Adjustments

In addition to the adjustments recorded to address the Company’s errors described above, the Company has identified other adjustments that are generally not material, individually or in the aggregate, but have been recorded in connection with the restatement.

Included in Other Adjustments are adjustments to (1) adjust and increase the carrying value of property and equipment which was recorded at the incorrect net book value, (2) increase the carrying value of liability classified warrants in order to correct for previously inaccurate valuations, (3) increase to capitalized software development costs for amounts previously expensed, (4) increase in stock based compensation for various calculation errors and (5) reduce prepaids for unsupportable balances. The net effect of these other adjustments is a $221 increase to additional paid-in capital and an increase to accumulated deficit of $89.

The Company presented the effect of the Restatement Items as an adjustment to the Company’s previously reported consolidated statement of stockholders’ deficit and has labelled July 1, 2019 beginning balances as “restated” along with beginning balances of deferred revenue presented at Note 3 and convertible promissory notes and embedded warrants and warrant liabilities presented at Note 4 to the consolidated financial statements.

3. Revenue

Contract Balances

The Company receives payments from customers based on a billing schedule as established in its customer contracts. Accounts receivable is recorded when the Company contractually has the right to consideration. In some arrangements, a right to consideration for its performance under the customer contract may occur before invoicing to the customer, resulting in contract assets. The amount of contract assets included within accounts receivable before allowances, in the consolidated balance sheets was $446 and $310 as of June 30, 2021, and 2020, respectively.

Contract liabilities consist of deferred revenue. Deferred revenue represents amounts that have been invoiced in advance of revenue recognition, and the balance is recognized as revenue when transfer of control to customers has occurred or services have been provided. The current portion of deferred revenue balances are recognized during the following 12-month period.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

3. Revenue (cont.)

The following table summarizes the activity in deferred revenue:

Deferred Revenue
Deferred revenue, beginning of year – July 1, 2019, as restated (See note 2)	$13,062
Additions	31,567
Revenue recognized	(6,616)
Deferred revenue, end of period – June 30, 2020	38,013
Additions	2,999
Revenue recognized	(15,389)
Deferred revenue, end of period _ June 30, 2021	$25,623

As of June 30, 2021, approximately $28,599 of revenue is expected to be recognized from remaining performance obligations for customer contracts. The Company expects to recognize revenue on approximately $16,075 of these remaining performance obligations over the next 12 months, with the balance recognized thereafter.

On July 29, 2019, the Company entered into an arrangement with a customer whereby it agreed to provide a $5,000 marketing development payment once the roll out phase was completed, which occurred on June 4, 2020, with the payment coming due on July 4, 2020. This payment is treated as an offset to revenue recognized under the contract over 4 years and interest accrues on the unpaid balance at a rate of 12% per annum. As of June 30, 2021, the Company has accrued $634 of interest expense.

Disaggregation of Revenue

No single country other than the United States represented 10% or more of the Company’s revenue during the years ended June 30, 2021 and 2020.

For the years ended June 30, 2021 and 2020, $3,540 and $4,354 of revenue were from leasing arrangements.

4. Fair Value Measurements

Fair value accounting is applied for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The Company elected the fair value option to account for the convertible promissory notes and embedded warrants because the Company believes it more accurately reflects the value of the debt in the financial statements. Changes in the fair value of the convertible promissory notes and embedded warrants were included in change in fair value of warrants and convertible promissory notes in the consolidated statement of operations and comprehensive loss.

The following table provides a summary of all financial instruments measured at fair value on a recurring basis as of June 30, 2021 and 2020:

	June 30, 2021
	Level 1	Level 2	Level 3	Total
Financial Liabilities:
Convertible promissory notes and embedded warrants	$—	$—	$62,581	$62,581
Warrant liabilities	—	—	1,434	1,434
Total	$—	$—	$64,015	$64,015

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

4. Fair Value Measurements (cont.)

	June 30, 2020
	Level 1	Level 2	Level 3	Total
Financial Liabilities:
Warrant liabilities	$—	$—	$468	$468
Total	$—	$—	$468	$468

The fair value of the convertible notes is determined based on “Level 3” inputs, due to a lack of market data over inputs such as the probability weighting of the various scenarios that can impact the settlement. The principal amount of the convertible promissory notes, embedded warrants and accrued interest is measured at fair value using the Monte Carlo valuation model. The valuation model utilized various key assumptions, such as enterprise value and management assessments of the probability of expected future events, including conversion upon next financing of preferred stock, conversion upon a public liquidity event, conversion upon maturity and default. Other inputs included a volatility of 83.57% and a risk free rate of 0.46% for the embedded warrants. As part of the convertible notes valuation at each reporting date, the Company determined that credit risk associated with the convertible notes was immaterial.

The Company estimated the fair value of the convertible promissory notes, embedded warrants and accrued interest using the following weighted average assumptions:

	As of June 30, 2021
	Next Financing	Change in Control	Maturity Date	Default
Probability of conversion	70%	20%	5%	5%
Expected term (in years)	1.0	1.0	1.5	—
Conversion ratio	1.18	1.17	—	—
Discount rate	15%	15%	—	—

The fair value of the warrants are determined based on “Level 3” inputs, due to the lack of relevant observable market data over fair value inputs (volatility, stock price, risk-free rate, expected term, and dividend yield), used in the Black-Scholes-Merton model. The following table indicates the weighted-average assumptions made in estimating the fair value:

	As of June 30,
	2021	2020
Risk-free interest rate	1.07%	1.10%
Expected term (in years)	6.75	6.78
Expected volatility	49.20%	40.13%
Expected dividend yield	—	—
Exercise price	$5.96	$6.36

The following table sets forth a summary of the difference between the carrying amount and the fair value of Level 3 convertible promissory notes and embedded warrants for which the fair value option was elected:

	June 30, 2021
	Carrying Amount	Amount Charged to Earnings	Fair Value
Convertible promissory notes and embedded warrants	$43,666	$18,915	$62,581
Total	$43,666	$18,915	$62,581

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

4. Fair Value Measurements (cont.)

The following table sets forth a summary of changes in the fair value of Level 3 warrant liabilities and Level 3 convertible promissory notes and embedded warrants for the years ended June 30, 2021 and 2020:

	Convertible Promissory Notes and Embedded Warrants	Warrant Liabilities
Balance at July 1, 2019, as restated	$7,113	$353
Cumulative effect adjustment upon adoption of ASU 2017-11 – Fair value upon reclassification of Series A warrant from liability to equity	—	(271)
Issuance of convertible promissory notes	4,000	—
Change in fair value of warrant liabilities and convertible promissory notes	1,769	386
Conversion to Series C-1 convertible preferred stock	(12,882)	—
Balance at June 30, 2020	—	$468
Issuance of convertible promissory notes	43,666	—
Issuance of warrants	—	947
Change in fair value of warrant liabilities and convertible promissory notes	18,915	19
Balance at June 30, 2021	$62,581	$1,434

The Company measures certain non-financial assets and liabilities, including property and equipment, intangible assets, and inventory, at fair value on a non-recurring basis. Fair value measurements of non-financial assets and non-financial liabilities are used primarily in the impairment analyses of property and equipment, intangible assets and inventory. The Company determined that impairment indicators exist for its property and equipment, so the fair value of the property and equipment was compared to its carrying value (Refer to “Property and Equipment, Net”). The fair value was calculated using a discounted cash flow model determined using “Level 3” inputs, due to the lack of relevant observable market data over fair value inputs.

5. Consolidated Balance Sheet Components

Accounts Receivable, net

The Company’s allowance for doubtful accounts is as follows:

Allowance for doubtful accounts, beginning of year – July 1, 2019	$504
Additions	251
Write-offs	(504)
Allowance for doubtful accounts, end of period – June 30, 2020	251
Additions	651
Write-offs	—
Allowance for doubtful accounts, end of period – June 30, 2021	$902

Inventories

Inventories consisted of the following:

	As of June 30,
	2021	2020
Finished goods	$3,320	$4,687
Total inventories	$3,320	$4,687

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

5. Consolidated Balance Sheet Components (cont.)

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	As of June 30,
	2021	2020
Security deposits	$82	$—
Prepaid expenses	1,387	1,027
Prepaid insurance	42	17
Total prepaid expenses and other current assets	$1,511	$1,044

Property and Equipment, Net

Property and equipment, net consisted of the following:

	As of June 30,
	2021	2020
Tablets	$8,031	$12,915
Computer equipment	326	295
Software	562	576
Leasehold Improvements	38	38
Total property and equipment	8,957	13,824
Less: accumulated depreciation	(5,032)	(4,139)
Property and equipment, net	$3,925	$9,685

Depreciation expense was $2,907 and $3,177 for the years ended June 30, 2021 and 2020, respectively, of which $2,589 and $2,840, respectively, was related to capital leased equipment and was recorded in cost of revenue in the Company’s consolidated statement of operations and comprehensive loss. The remainder of depreciation expense was recorded in operating expenses for the years ended June 30, 2021 and 2020. During the year ended June 30, 2021, the Company recognized a loss on impairment of $2,965 in cost of revenue in the Company’s consolidated statement of operations and comprehensive loss. The impairment charge was primarily related to specific assets under lease with customers that terminated their contracts. Accordingly, the Company experienced a significant adverse change in the extent the property and equipment were being used. The Company evaluated the recoverability of the assets and concluded they were not recoverable. No impairment was recognized during the year ended June 30, 2020.

The useful life of property and equipment, net consisted of the following:

Years
Tablets	4
Computer equipment	3
Software	3
Leasehold Improvements	Shorter of estimated useful life or remaining lease term

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

5. Consolidated Balance Sheet Components (cont.)

Accrued Liabilities

Accrued liabilities consisted of the following:

	As of June 30,
	2021	2020
Accrued expenses	$3,723	$1,475
COVID-19 deferred compensation and deferred payroll tax	2,330	1,126
Accrued sales tax	90	1,153
Accrued vacation	751	519
Accrued interest	262	97
Accrued other	100	40
Total accrued liabilities	$7,256	$4,410

As of June 30, 2021, accrued expenses included approximately $1,166 for expected repair costs for customer tablets currently in the Company’s return merchandise authorization process.

6. Intangible Assets, Net

Intangible assets consisted of the following:

	As of June 30,
	2021	2020
Capitalized software	$1,470	$928
Domain name	151	151
Intangible assets, gross	1,621	1,079
Less: accumulated amortization	(287)	(192)
Intangible assets, net	$1,334	$887

Intangible assets have weighted-average amortization periods as follows:

Years
Capitalized software	4
Domain Name	15

Amortization expense of intangible assets was $95 and $71 for the years ended June 30, 2021 and 2020, respectively. Within capitalized software on June 30, 2021 and 2020, $1,033 and $491, respectively, are in process capitalized software costs and accordingly, the amortization of such costs are excluded from the table below.

Total future amortization expense for intangible assets was estimated as follows:

2022	$74
2023	59
2024	59
2025	34
2026	10
Thereafter	65
Total	$301

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

7. Financing Obligations

The Company’s financing obligations consist of the following:

	As of June 30,
	2021	2020
Vendor financing facility	$6,735	$6,486
Receivable financing facility	6,170	—
Equipment financing facility	5,630	9,028
Total financing obligations	18,535	15,514
Less: financing obligations, current	(15,763)	(9,530)
Total financing obligations, noncurrent	$2,772	$5,984

Vendor financing facility

The Company entered into an interest-bearing vendor financing arrangement used to finance certain inventory purchases. The arrangement extends the repayment terms of normal invoices beyond the original due date and as such is classified outside of accounts payable on the Company’s consolidated balance sheet. Through the agreement, payments are made over the course of an 18-month term, with the unpaid balance bearing interest at a rate of 18%-26%. As of June 30, 2021 and 2020, the Company had an outstanding principal balance of $6,792 and $6,486, respectively.

Receivable financing facility

On April 27, 2021, the Company entered into an investment arrangement in which the Company provides future receivables available to an outside investor to invest in, in exchange for an upfront payment. Through this arrangement, the Company obtains financing in the form of a large upfront payment, which the Company accounts for as a borrowing by recording the proceeds received as a financing obligation, which will be repaid through payments collected from accounts receivable debtors relating to future receivables. The financing obligation is non-recourse; however, the Company is responsible for collections as the Company must first collect payments from the debtors and remit them to the investor. The Company recognizes interest on the financed amount using the effective interest method. The effective interest rate is the interest rate that equates the present value of the cash amounts to be received by the investor with the present value of the cash amounts paid by the investor to the Company.

Equipment financing facility

Beginning in 2019, the Company entered into arrangements with third party financiers to secure payments of certain tablet purchases. Such arrangements generally have terms ranging from 3 – 5 years and interest rates ranging from 8%-14%. The Company then leases the tablets monetized by the financiers to one of its customers through operating leases that have 4-year terms.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

8. Debt Arrangements

The Company’s outstanding debt, net of debt discounts, consisted of the following:

	As of June 30,
	2021	2020
Convertible promissory notes	$62,581	$—
Term loans	14,011	5,477
PPP Loan	4,599	2,599
Total debt	81,191	8,076
Less: debt, current	(12,453)	—
Total debt, noncurrent	$68,738	$8,076

Convertible promissory notes

Fiscal Year 2019 and 2020 Notes

From December 2018 through June 2019, the Company issued convertible promissory notes (the “2019 Notes”) in the total amount of $6,325 with an annual interest rate of 5%. In July 2019, the Company issued convertible promissory notes (the “2020 Notes”) in the total amount of $4,000 with an annual interest rate of 5%. The 2019 and 2020 Notes were due at the earlier of (a) two years from the note issuance date or (b) event of default. If the notes had not converted prior to maturity, then at maturity the holder had the option to convert the outstanding principal and accrued interest into either (i) a variable number of shares of common stock based on the conversion price then in effect or (ii) be paid outstanding principal and accrued interest. Prior to maturity and upon the closing of the next financing of preferred stock, the entire outstanding principal and accrued interest shall automatically be cancelled and converted into that number of shares of preferred stock sold in such next financing as obtained by dividing (a) the entire principal and accrued interest balance by the conversion price then in effect (with the conversion price being 80% of the lowest per-share selling price at which the Company issues shares of preferred stock to new-money investors in the next financing). The Company concluded that the 2019 Notes and 2020 Notes were eligible to apply the fair value option under ASC 825, accordingly the Company elected to account for the convertible notes at fair value and to report interest costs as a component of the fair value measurement during each reporting period.

In January 2020, the Company consummated the Series C preferred stock offering, and the 2019 Notes and 2020 Notes automatically converted in line with the afore mentioned next financing conditions. As the notes settled under the next financing conversion option and the Company issued a variable number of shares, the settlement was treated as an extinguishment. Accordingly, a total principal balance of $10,325 and accrued interest of $410 were extinguished with the issuance 2,030,761 shares of Series C-1 preferred stock at $5.29 per share. Prior to extinguishment, the Company performed a final remeasurement of the 2019 Notes and 2020 Notes resulting in loss on remeasurement of $1,769.

Fiscal Year 2021 Notes

July 2020 Notes — In July 2020 the Company issued convertible promissory notes (the “July 2020 Notes”) in the amount of $5,500 with an annual interest rate of 5%. The July 2020 Notes mature at the earlier of (a) 18 months from the note issuance date or (b) an event of default. If the notes have not converted prior to maturity, then at maturity the holder has the option to convert the outstanding principal and accrued interest into either (i) a variable number of shares of common stock based on the conversion price then in effect or (ii) be paid outstanding principal and accrued interest. Prior to maturity and upon the closing of the next financing of preferred stock, the entire outstanding principal and accrued interest shall automatically be cancelled and converted into that number of shares of preferred stock sold in such next financing as obtained by dividing (a) the entire principal and accrued

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

8. Debt Arrangements (cont.)

interest balance by the conversion price then in effect. Upon a change in control, the holder has the option to convert the entire outstanding principal and accrued interest into that number of shares of preferred stock as obtained by dividing (a) the entire principal and accrued interest balance by the conversion price then in effect.

Concurrent with the issuance of the July 2020 Notes, the Company issued warrants to purchase a variable number of shares of common stock at an exercise price of $0.01 and expire in July 2025. The warrants were determined to not be freestanding financial instruments and are embedded in the convertible notes. The Company concluded that the July 2020 Notes were eligible to apply the fair value option under ASC 825, accordingly the Company elected to account for the convertible notes at fair value and to report interest costs as a component of the fair value measurement during each reporting period.

Q3 2021 Notes — During January 2021 through March 2021 the Company issued convertible promissory notes (the “Q3 2021 Notes”) in the amount of $18,166 with an annual interest rate of 5%. The Q3 2021 Notes mature at the earlier of (a) 20 months from the note issuance date or (b) an event of default. If the notes have not converted prior to maturity, then at maturity the outstanding principal and accrued interest shall be automatically converted into shares of a new series of preferred stock of the Company (with terms substantially similar to the Company’s Series C Preferred Stock, including a pari passu liquidation preference with the Company’s Series C Preferred Stock and a liquidation preference equal to the applicable conversion price of the Note) based on a per share conversion price equal to the quotient obtained by dividing (a) the then-applicable Valuation Cap (as defined in the Warrant) by (b) the Fully Diluted Capitalization as of immediately prior to the closing of the Maturity Date. Prior to maturity and upon the closing of the next financing of preferred stock, the entire outstanding principal and accrued interest shall automatically be cancelled and converted into that number of shares of preferred stock sold in such next financing as obtained by dividing (a) the entire principal and accrued interest balance by the conversion price. The conversion price being 85% of the lowest per-share selling price at which the Company issues shares of preferred stock to new-money investors in the next financing. Upon a change in control, the holder has the option to convert the entire outstanding principal and accrued interest into that number of shares of preferred stock as obtained by dividing (a) the entire principal and accrued interest balance by the conversion price then in effect.

Concurrent with the issuance of the Q3 2021 Notes, the Company issued warrants to purchase a variable number of shares of common stock at an exercise price of $0.01. Such warrants expire between January 2026 and March 2026. The warrants were determined to not be freestanding financial instruments and are embedded in the convertible notes. The Company concluded that the Q3 2021 Notes were not precluded from applying the fair value option under ASC 825, accordingly the Company elected to account for the convertible notes at fair value and to report interest costs as a component of the fair value measurement during each reporting period.

At June 30, 2021, the remeasured value of the July 2020 notes and Q3 2021 notes was $42,400, with the Company recording a loss on remeasurement of $18,734 during the year ended June 30, 2021.

June 2021 Notes — In June 2021, the Company issued convertible promissory notes (the “June 2021 Notes”) in the total amount of $20,000 with an annual interest rate of 5%. The June 2021 Notes mature at the earlier of (a) 20 months from the note issuance date or (b) an event of default. If the notes have not converted prior to maturity, then at maturity the outstanding principal and accrued interest shall be automatically converted into senior preferred stock of the Company based on a per share conversion price equal to the quotient obtained by dividing (a) the then-applicable Valuation Cap (as defined in the Warrant) by (b) the Fully Diluted Capitalization as of immediately prior to the closing of the Maturity Date. Prior to maturity and upon the closing of a qualified next financing of preferred stock, the entire outstanding principal and accrued interest shall automatically be cancelled and converted, or in the case of a nonqualified financing at the option of the holder may be cancelled and converted into that number of shares of preferred stock sold in such qualified or nonqualified next financing as obtained by dividing (a) the entire principal and accrued interest balance by the conversion price. The conversion price being 85% of the lowest per-share selling price at which the Company issues shares of preferred stock to new-money investors in such financing.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

8. Debt Arrangements (cont.)

The Company concluded that the June 2021 Notes were eligible to apply the fair value option under ASC 825, accordingly the Company elected to account for the convertible notes at fair value and to report interest costs as a component of the fair value measurement during each reporting period. At June 30, 2021, the remeasured value of the June 2021 notes was $20,181, with the Company recording a loss on remeasurement of $181 during the year ended June 30, 2021.

Term loans

On March 11, 2016, the Company entered into a loan and security agreement with Trinity Capital Fund II, L.P. (“TCF”), which was subsequently amended in 2017 (“Amended TCF Loan”). The Amended TCF Loan bore interest at 12% per annum and required repayment over a term of 45 months with the first 9 months as interest only and then equal monthly payments of principal and accrued interest over the remaining 36 months. It also contained a provision to which a $940 end of term fee is to be paid to TCF in conjunction with the final payment of the amended TCF Loan. This end of term fee was recorded as a debt discount and was being amortized over the term of the loan using the effective interest method. In May 2020, the Company pre-paid the remaining principal balance of $2,541 on the Amended TCF Loan and recorded a loss on extinguishment of $33.

On March 11, 2016, the Company entered into a loan and security agreement (the “WAB Loan”) with Western Alliance Bank (“WAB”) The WAB Loan bore interest at the greater of 4% or prime rate per annum, matured on March 10, 2020, and required repayment over a term of 30 equal monthly payments of principal and accrued interest. The Company paid the remaining principal balance of $133 upon maturity in March 2020.

On May 6, 2020, the Company entered into a loan agreement (the “PFI Loan”) with Point Financial Inc., which provided the Company with $6,000. The PFI Loan bore interest at 18.5% and matured on May 6, 2024. The PFI Loan required repayment of accrued interest only on the outstanding principal amount over the first 18 payment dates and an equal payment of principal plus accrued interest on the next 30 payment dates. The PFI Loan required a prepayment fee of 3% of the principal balance owed if the Company pre-paid within the first 18 months of the loan agreement term. The Company pre-paid the principal balance of $6,000 on March 5, 2021 and recorded a loss on extinguishment of $616.

On March 4, 2021, the Company entered into a loan agreement (the “Horizon Loan”) with Horizon Technology Finance Corporation, which provided the Company with $15,000, bears interest at prime rate plus 6.5% per annum, and has a term of 54 months from each loan funding date. The Horizon Loan payment terms require repayment of accrued interest only on the outstanding principal amount over the first 24 payment dates and an equal payment of principal plus accrued interest on the next 30 payment dates identified in the notes applicable to the loan. The Horizon Loan contains financial covenants that require the maintenance of an unrestricted cash plus accounts receivable balance and achievement of quarterly bookings targets. As of June 30, 2021 the Company is in compliance with all loan covenants. As of June 30, 2021, the Company had an outstanding balance of $15,000 on the term loan, net of unamortized debt discount of $989.

Paycheck Protection Program Loan

In April 2020, the Company obtained a PPP loan for $2,599 through the SBA. In March 2021, a second PPP loan was obtained in the amount of $2,000, for a total of $4,599. The loans will be fully forgiven if the funds are used for payroll costs, interest on mortgages, rent, and utilities, with at least 60% being used for payroll. The Company used the funds for these expenses during the years ended June 30, 2021, and 2020 and intends to apply for loan forgiveness of the PPP funds. Should the loans be forgiven, the forgiven loan balance will be recognized as income at that time. No collateral or personal guarantees were required for the loan. These PPP loans would bear an interest rate of 1% and a maturity of two years, which can be extended to up to five years if the Company and the lender agree. The Company accounts for the loans as debt subject to the accounting guidance in ASC 470, Debt.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

8. Debt Arrangements (cont.)

As of June 30, 2021, future principal payments on debt were as follows:

Year Ended June 30,
2022	$8,099
2023	41,508
2024	5,704
2025	6,285
2026	1,669
Total future payments on debt obligations	$63,265

9. Commitments and Contingencies

Operating Leases

The Company’s operating lease portfolio currently consists of office space leases. The Company leases its office headquarters under a non-cancellable operating lease expiring in March 2023.

Future minimum payments related to operating leases as of June 30, 2021, are as follows:

Year Ended June 30,	Operating Leases
2022	$268
2023	65
Total minimum lease payments	$333

Total rent expense in the statements of operations, totaled $208 and $1,382 for the years ended June 30, 2021, and 2020, respectively.

Warranties, Indemnification, and Contingencies

The Company enters into service level agreements with customers which warrant defined levels of uptime and support response times and permit those customers to receive credits for prepaid amounts in the event that those performance and response levels are not met. In the years ended June 30, 2021 and 2020, the Company has incurred costs to refurbish customer tablets of $2,241 and $1,437, respectively, recorded in cost of revenue in the Company’s consolidated statement of operations and comprehensive loss. In connection with the service level agreements, the Company has recorded $1,166 in accrued liabilities in the consolidated financial statements for expected repair costs for customer tablets currently in the Company’s return merchandise authorization process as of June 30, 2021.

In the ordinary course of business, the Company enters into contractual arrangements under which the Company agrees to provide indemnification of varying scope and terms to business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, intellectual property infringement claims made by third parties, and other liabilities relating to or arising from the Company’s platform or the Company’s acts or omissions. In these circumstances, payment may be conditional on the other party making a claim pursuant to the procedures specified in the particular contract. Further, the Company’s obligations under these agreements may be limited in terms of time and/or amount, and in some instances, the Company may have recourse against third parties for certain payments.

In addition, the Company has agreed to indemnify the Company’s directors and executive officers for costs associated with any fees, expenses, judgments, fines, and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by the Company, arising out of that person’s services as the

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

9. Commitments and Contingencies (cont.)

Company’s director or officer or that person’s services provided to any other company or enterprise at the Company’s request. The Company maintains director and officer insurance coverage that may enable the Company to recover a portion of any future amounts paid.

Legal Proceedings

In the ordinary course of business, the Company may be subject from time to time to various proceedings, lawsuits, disputes, or claims. The Company makes a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These estimates are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, estimated settlements, legal rulings, advice of legal counsel, and other information and events pertaining to a particular matter. In general, the resolution of a legal matter could be material to the Company’s financial condition or cash flows, or both, or could otherwise adversely affect the Company’s operating results. The outcomes of legal proceedings and other contingencies are, however, inherently unpredictable, and subject to significant uncertainties. At this time, the Company does not have any such matters that, if resolved unfavorably, would have a material impact on its financial condition, results of operations or cash flows.

10. Loss on Infrequent Product Repairs

In fiscal year 2021, the Company experienced an increase in hardware returned for repair or replacement using a Return Merchandise Authorization (“RMA”). While the Company has incurred RMA charges in the past, the volume of repair charges was extremely unusual and very high due to a liquid ingress issue resulting from COVID-19 related actions by the Company’s customers. The Company’s devices failed primarily due to the use of extremely strong commercial disinfectant solutions by the Company’s customers to clean the hardware devices as a mandatory precaution protocol due to COVID-19. Due to use of commercial cleaning products, the solution leaked into the hardware causing significant damage to the devices and requiring replacement of such devices.

The standard warranty the Company provides covers regular wear and tear and does not cover any damage caused by mishandling of the product. However, given the nature of issues, the Company, in order to prevent disruption to the Company’s customers’ businesses, has incurred approximately $3,342 of repair and replacement expenses related to this issue during fiscal year 2021. The Company provided repair and replacement of its hardware devices to all of its customers as a one-time only offer due to COVID-19. The Company has also made a claim to recover the costs from its third-party subcontractor who manufactures the hardware; however, the claim is in legal arbitration the outcome of which is pending determination.

11. Stockholders’ Deficit

Convertible Preferred Stock

In January 2020, the Company received total gross proceeds of $10,000 through the issuance of 1,513,316 shares of Series C convertible preferred stock at $6.61 per share. In January 2020, the Company converted the 2019 Notes and 2020 Notes with a total principal balance of $10,325 and accrued interest of $410 to issue 2,030,761 shares of Series C-1 convertible preferred stock at $5.29 per share.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

11. Stockholders’ Deficit (cont.)

A summary of the preferred stock outstanding and other related information is as follows:

	June 30, 2021 and 2020					Common Stock Issuable Upon Conversion
	Original Issue Price	Shares Authorized	Shares Outstanding	Net Carrying Value	Liquidation Preference
Series A	$0.3017	9,410,799	8,621,800	$2,567	$2,601	8,621,800
Series AA-1	9.3597	1,131,190	1,024,349	9,520	9,588	1,024,349
Series AA-2	3.3215	169,083	169,083	546	562	169,083
Series B	0.9959	10,364,829	10,364,829	10,131	10,322	10,364,829
Series B-1	0.6711	4,619,282	4,619,282	3,100	3,100	4,619,282
Series C	6.6080	3,026,634	1,513,316	9,965	10,000	1,513,316
Series C-1	5.2864	2,030,761	2,030,761	10,735	10,735	2,030,761
Total		30,752,578	28,343,420	$46,564	$46,908	28,343,420

As any liquidation event must first be approved by the Board, which is controlled by the Company and its common stockholders, the convertible preferred stock is classified as permanent equity in the Company’s consolidated balance sheets as of June 30, 2021 and 2020. The rights, preferences, privileges, restrictions, and other matters relating to the preferred stock are set forth in the Company’s Amended and Restated Certificate of Incorporation dated July 21, 2020, as amended, and are summarized as follows:

Dividend Rights — Holders of Series A convertible preferred stock, Series B convertible preferred stock, Series B-1 convertible preferred stock, Series C convertible preferred stock, and Series C-1 convertible preferred stock (collectively, the “Senior Preferred Stock”), are entitled to receive dividends prior and in preference to dividends declared on the Series AA-1 convertible preferred stock, the Series AA-2 convertible preferred stock, and the voting common stock and non-voting common stock (collectively, the “ELC common stock”) at a rate of $0.0241, $0.0797, $0.0537, $0.5286, and $0.4229 per share per annum, respectively.

After the holders of the Senior Preferred Stock have received full dividend preference, dividends may be declared and paid to all holders of Series AA-1 convertible preferred stock, in preference to the holders of Series AA-2 convertible preferred stock, common stock and non-voting common stock, at a rate of $0.7488 per share per annum. After the holders of Senior Preferred Stock and Series AA-1 convertible preferred stock have received full dividend preference, dividends may be declared and paid to all holders of Series AA-2 convertible preferred stock, in preference to the holders of the Company’s common stock, at a rate of $0.2657 per share per annum.

If, after dividends in the full preferential amount are paid to the holders of Senior Preferred Stock, Series AA-1 convertible preferred stock, and Series AA-2 convertible preferred stock, dividends may be declared and paid to all holders of the ELC common stock and convertible preferred stock holders in proportion to the number of shares of ELC common stock that would be held by each holder if all shares of convertible preferred stock were converted to common stock at the then effective conversion rate.

Dividends are payable only when, and if, declared by the Board of Directors and are non-cumulative.

As of June 30, 2021 and 2020, no dividends have been declared or paid by the Company.

Liquidation preference — In the event of any liquidation event (as defined in the restated certificate of incorporation), whether voluntary or involuntary, before any payment shall be made to the holders of Series AA-1 convertible preferred stock, Series AA-2 convertible preferred stock, or ELC common stock, the holders of Senior Preferred Stock are entitled to receive an amount equal to the greater of a) the original issue price (as defined below) for such series of Senior Preferred Stock, plus any dividends declared but unpaid or b) such amount per share as would have been payable had all shares of such series of Senior Preferred Stock been converted into common stock

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

11. Stockholders’ Deficit (cont.)

prior to the liquidation event. If upon any such liquidation event, the funds and assets available for distribution to the stockholders shall be insufficient to pay the holders of shares of Senior Preferred Stock the full amounts to which they are entitled, the holders of shares of Senior Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Senior Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Upon completion of the payments to holders of Senior Preferred Stock, before any payment shall be made to the holders of Series AA-2 convertible preferred stock and ELC common stock, the holders of Series AA-1 convertible preferred stock shall be entitled to receive out of the funds and assets available for distribution, an amount per share equal to the greater of a) the original issue price for such series of Series AA-1 convertible preferred stock plus all declared but unpaid dividends, or b) such amount per share as would have been payable had all shares of Series AA-1 convertible preferred stock been converted into common stock prior to the liquidation event. If the assets and funds distributed among the holders of the Series AA-1 convertible preferred stock are insufficient to permit payment to such holders of the full preferential amount, then the entire assets and funds of are legally available for distribution shall be distributed ratably among the holders of the Series AA-1 convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

Upon completion of the payments to holders of Senior Preferred Stock and Series AA-1 convertible preferred stock, before any payment shall be made to the holders of ELC common stock, the holders of Series AA-2 convertible preferred stock shall be entitled to receive out of the funds and assets available for distribution, an amount per share equal to the greater of a) the original issue price for such series of Series AA-2 convertible preferred stock plus all declared but unpaid dividends, or b) such amount per share as would have been payable had all shares of Series AA-2 convertible preferred stock been converted into common stock prior to the liquidation event. If the assets and funds distributed among the holders of the Series AA-2 convertible preferred stock are insufficient to permit payment to such holders of the full preferential amount, then the entire assets and funds of are legally available for distribution shall be distributed ratably among the holders of the Series AA-2 convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

After the payment of all preferential amounts required to be paid to the holders of Senior Preferred Stock, Series AA-1 convertible preferred stock, and Series AA-2 convertible preferred stock, the remaining assets and funds available for distribution to the stockholders shall be distributed among the holders of shares of ELC common stock.

The original issue price is $6.6080, $5.2864, $0.9959, $0.6711, $0.3017, $9.3597, and $3.3215 per share on Series C convertible preferred stock, Series C-1 convertible preferred stock, Series B convertible preferred stock, Series B-1 convertible preferred stock, Series A convertible preferred stock, Series AA-1 convertible preferred stock and Series AA-2 convertible preferred stock, respectively.

Conversion rights — Each share of a series of convertible preferred stock are convertible, into common stock at the option of the holder, at any time, by dividing the original issue price for such series of convertible preferred stock by the conversion price for such series of preferred stock.

The conversion price for each series of convertible preferred stock is equivalent to the original issue price for such series of convertible preferred stock.

Each share of convertible preferred stock will automatically be converted into shares of common stock (a) immediately upon the closing of an underwritten public offering, pursuant to an effective registration statement file with the United States Securities and Exchange Commission resulting in aggregate gross proceeds to the Company of at least $75,000 and at a per share offering price to the public of no less than one times the original issue price of the Series C convertible preferred stock or (b) (i) in the case of the Series C convertible preferred stock and Series C-1 convertible preferred stock, the date and time in which a majority of the holders of Series C convertible preferred stock and Series C-1 convertible preferred stock, including the Series C lead investor, then

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

11. Stockholders’ Deficit (cont.)

outstanding specify by vote or written consent (ii) in the case of the Series B convertible preferred stock and Series B-1 convertible preferred stock, the date and time in which a majority of the holders of Series B convertible preferred stock and Series B-1 convertible preferred stock, including the Series B lead investor, then outstanding specify by vote or written consent, (iii) in the case of the Series A convertible preferred stock including the Series A lead investor, the date and time in which a majority of the holders of Series A convertible preferred stock then outstanding specify by vote or written consent (iv) in the case of the Series AA-1 convertible preferred stock, the date and time in which a majority of the holders of Series AA-1 convertible preferred stock then outstanding specify by vote or written consent and (v) in the case of the Series AA-2 convertible preferred stock, the date and time in which a majority of the holders of Series AA-2 convertible preferred stock then outstanding specify by vote or written consent.

Voting Rights — Holders of convertible preferred stock are entitled to vote equal to the number of whole shares of common stock into which the shares of convertible preferred stock are convertible. Holders of convertible preferred stock vote together with the holders of common stock as a single class on an as-converted basis.

Common Stock

The Company is authorized to issue two classes of common stock: 50,674,000 shares of common stock and 165,368 shares of non-voting common stock as of June 30, 2021 and 2020, each with a par value of $0.001 per share. As of June 30, 2021 and 2020, the Company has 4,966,986 and 4,869,078 shares of common stock outstanding, respectively and 165,368 shares of non-voting common stock outstanding. The holders of common stock shall have the right to one vote for each share of common stock held. The holders of non-voting common stock do not have the right to vote on any matter. The Company’s common stock and non-voting common stock share all characteristics with the exception of voting rights.

The Company has the following shares of common stock reserved for future issuance:

	As of June 30,
	2021	2020
Conversion of convertible preferred stock	28,343,420	28,343,420
Warrants to purchase common stock	3,845,428	367,360
Warrants to purchase convertible preferred stock	1,518,693	1,120,749
Conversion of convertible notes(1)	4,259,508	—
Options to purchase common stock	14,920,447	11,038,508
Stock options available for future grants	767,017	1,046,864
	53,654,513	41,916,901

____________

(1)      Shares reserved for common stock upon settlement of convertible notes into preferred shares and conversion of such preferred shares into common shares assumes that the notes are settled into preferred shares under the next financing scenario and are converted into common shares on a one for one basis. The ultimate number of shares to be issued is dependent on the Company’s fully diluted capitalization at the time of conversion and the occurrence of a next financing event or a change in control prior to maturity.

12. Warrants

Since inception, the Company has issued warrants to purchase convertible preferred and common stock in conjunction with various debt financings.

The Company accounts for its warrants in accordance with ASC 815-40 as either liabilities or as equity instruments depending on the specific terms of the warrant agreement. Warrants are classified as liabilities when there is variability in the number of shares, and when the variability is not related to an implicit or explicit input to the valuation of the Company. Liability-classified warrants are remeasured at each reporting date until settlement,

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

12. Warrants (cont.)

with changes in the fair value recognized in change in fair value of warrants and convertible promissory notes in the statement of operations and comprehensive loss. Warrants that meet the fixed-for-fixed criteria or contain variability related to an implicit or explicit input to the valuation of the Company are classified as equity instruments. Warrants classified as equity instruments are initially recognized at fair value and are not subsequently remeasured.

Convertible Preferred Stock Warrants

The following tables represents the warrants on convertible preferred stock outstanding:

	As of June 30, 2021
	Expiration date	Exercise Price	Number of Shares	Term (years)	Classification
Series A	March 2026	$0.30	220,263	10	Equity
Series A	March 2026	$7.49	71,553	10	Liability
Series AA-1	March 2026	$7.49	106,841	10	Liability
Series A	July 2027	$0.30	497,183	10	Liability
Series C	[A]	$6.61	224,909	[A]	Equity
Series C	January 2031	$6.61	34,050	10	Liability
Series C-1	March 2031	$5.29	363,894[B]	10	Liability
Total			1,518,693
	As of June 30, 2020
	Expiration date	Exercise Price	Number of Shares	Term (years)	Classification
Series A	March 2026	$0.30	220,263	10	Equity
Series A	March 2026	$7.49	71,553	10	Liability
Series AA-1	March 2026	$7.49	106,841	10	Liability
Series A	July 2027	$0.30	497,183	10	Liability
Series C	[A]	$6.61	224,909	[A]	Equity
Total			1,120,749

____________

[A] — Warrants will expire at the earliest of a consummation of an acquisition and one year after the effective date of a registration statement for an initial public offering.

[B] — Warrant has the option of being converted into a variable number of shares based on the class of shares that the warrant is exercised at the discretion of the warrant holder. The Company notes the most likely conversion is to Series C-1 Preferred Stock and have calculated the number of shares as the quotient of the aggregate warrant intrinsic value of $1,925 over the exercise price of $5.29.

Common Stock Warrants

The following tables represents the warrants on common stock outstanding:

	As of June 30, 2021
	Expiration date	Exercise Price	Number of Shares	Term (years)	Classification
Common	[C]	$6.32	15,818	7	Equity
Common	[C]	$6.32	51,407	7	Equity
Common	[C]	$6.32	20,563	7	Equity
Common	March 2026	$7.49	104,284	10	Liability
Common	October 2027	$0.30	175,288	10	Equity
Common	[D]	$0.01	3,478,068	[D]	Liability
Total			3,845,428

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

12. Warrants (cont.)

	As of June 30, 2020
	Expiration date	Exercise Price	Number of Shares	Term (years)	Classification
Common	[C]	$6.32	15,818	7	Equity
Common	[C]	$6.32	51,407	7	Equity
Common	[C]	$6.32	20,563	7	Equity
Common	March 2026	$7.49	104,284	10	Liability
Common	October 2027	$0.30	175,288	10	Equity
Total			367,360

____________

[C] — Warrants expire at the greater of 7 years from the effective date or 5 years from the effective date of a registration statement for an initial public offering.

[D] — Warrants are exercisable after the conversion of the related convertible notes and will expire, if not exercised, at the earliest of a change in control event, the effective date of a registration statement for an initial public offering and 5 years from the issuance date.

13. Stock-Based Compensation

On November 7, 2018, the Company adopted a new equity incentive plan (“2018 Plan”) which replaced the 2008 Stock Incentive Plan (“2008 Plan” or “Prior Plan”). As of June 30, 2021 and 2020, the number of shares of common stock reserved for issuance under the 2018 Plan includes 767,017 and 1,046,864, respectively.

The Board of Directors may grant incentive and non-statutory stock options to employees, outside directors, investors and consultants at an exercise price of not less than 100% of the fair market value, as determined by the Board of Directors, at the date of grant. Stock options vest ratably over periods determined by the Board of Directors, generally 4 years, and expire no later than ten years from the date of grant. For options subject to the one-year cliff, the expense is recognized as 25% of the total option value, which is recognized on a straight-line basis over the first year and remaining option expense continues to be recognized straight-line as vesting occurs monthly thereafter. In fiscal year 2021, the Company granted performance awards that vest in the event of a financing round or a public liquidity event; certain of these awards also include service requirements.

In the event of voluntary or involuntary termination of employment with the Company for any reason, with or without cause, all unvested options are forfeited and all vested options must be exercised within a 90-day period the 2018 Plan and within a 30-day period under the 2008 Plan or they are forfeited.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

13. Stock-Based Compensation (cont.)

The following summary of the equity incentive plan activity for the year ended June 30, 2021 is shown collectively for the 2018 Plan and the 2008 Plan:

	Options Available for Grant	Number of Options Outstanding	Weighted-Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Balance – June 30, 2020	1,046,864	11,038,508	$0.17	7.87	—
Vested and expected to vest at June 30, 2020	—	11,038,508	$0.17	7.87	—
Authorized.	3,700,000	—	—	—	—
Granted	(4,582,648)	4,582,648	$1.35	9.60	—
Exercised	—	(97,908)	$0.14	6.13	—
Forfeited and expired	602,801	(602,801)	$0.41	—	—
Balance – June 30, 2021	767,017	14,920,447	$0.52	7.64	—
Vested and expected to vest at June 30, 2021	—	14,178,707	$0.52	7.64	$49,377
Exercisable at June 30, 2021	—	8,922,346	$0.16	6.60	$32,734

The options vested and expected to vest excludes 741,740 performance-based awards, for which the performance conditions were not probable of being achieved at June 30, 2021. The aggregate intrinsic value of options exercised during fiscal years 2021 and 2020 was $361 and $120, respectively. The weighted average grant date fair value of granted options during fiscal year 2021 and 2020 were $0.96 and $0.38, respectively.

Significant Assumptions used in Estimating Option Fair Value and Stock-Based Compensation Expense

The Company estimated the fair values of each option awarded on the date of grant using the Black-Scholes-Merton option pricing model utilizing the assumptions noted below.

•        Risk-free interest rate — The risk-free interest rate was calculated using the average of the published interest rates of U.S. Treasury zero-coupon issues with maturities that approximate the expected term. The dividend yield assumption is zero as the Company has no history of, nor plans to distribute, dividend payments.

•        Expected term — The expected term of the options is based on the average period the stock options are expected to remain outstanding, calculated as the midpoint of the options vesting term and the contractual expiration period, as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

•        Expected volatility — The expected stock price volatility for the Company’s stock was determined by examining the historical volatilities of the Company’s industry peers as the Company did not have any trading history of its common stock.

•        Expected dividend yield — The dividend yield assumption is zero as the Company has no history of, nor plans to distribute, dividend payments.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

13. Stock-Based Compensation (cont.)

The assumptions used under the Black-Scholes-Merton option pricing model and the weighted average calculated value of the options granted to employees are as follows:

Year Ended June 30,
	2021	2020
Risk-free interest rate	0.46% – 1.25%	1.59% – 1.73%
Expected term (years)	5.45 – 6.51	5.69 – 6.49
Expected volatility	46.24% – 47.74%	38.50% – 39.29%
Expected dividend yield	—%	—%

Stock-based compensation expense, excluding stock-based compensation in capitalized software, related to employees was $736 and $300 for the years ended June 30, 2021 and 2020, respectively. During the year ended June 30, 2021, there was no stock-based compensation expense recognized related to performance-based awards as the performance conditions were not probable of being achieved. Total expense to be recognized over the requisite service period once the performance condition is deemed probable is $775.

Stock-based compensation expense, excluding stock-based compensation in capitalized software, by function is as follows:

	Year Ended June 30,
	2021	2020
Research and development	$274	$166
Sales and marketing	103	56
General and administrative	359	78
	$736	$300

The weighted-average grant date fair value of options vested during the year ended June 30, 2021 was $0.38. As of June 30, 2021, the unrecognized stock-based compensation expense related to outstanding unvested stock options was $4,290, which is expected to be recognized over a weighted-average period of 1.64 years.

14. Income Taxes

The Company is subject to U.S. federal, state, and local corporate income taxes.

The components of loss before taxes are as follows:

	June 30,
	2021	2020
United States	$(49,819)	$(23,840)
International	40	31
Total loss before taxes	$(49,779)	$(23,809)

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

14. Income Taxes (cont.)

Income tax expense was comprised of the following:

	June 30,
	2021	2020
Current:
United States	$—	$—
State	23	1
International	—	—
Total current tax expense	23	1

Deferred:
United States	—	—
State	—	—
International	—	—
Total deferred tax expense	—	—
Total tax expense	$23	$1
Effective tax rate	(0.05)%	(0.01)%

The Company’s effective income tax rate reconciliation is composed of the following for the periods presented:

	June 30,
	2021	2020
Federal statutory rate	21.00%	21.00%
State tax net of federal benefit	(0.04)%	(0.07)%
Tax credits	0.83%	1.92%
Foreign rate differential	0.02%	0.03%
Change in fair value of warrants and convertible notes	(8.52)%	(2.24)%
Other	(0.24)%	(1.73)%
Change in valuation allowance	(13.10)%	(18.92)%
Provision for income taxes	(0.05)%	(0.01)%

The components of net deferred tax assets are as follows (in thousands):

	June 30
	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$19,659	$17,215
Deferred revenue	5,050	1,870
Tax credits	3,929	3,118
Other	916	602
Total deferred tax assets	29,555	22,805
Less: valuation allowance	(29,555)	(22,272)
Total deferred tax assets, net of valuation allowance	—	533

Deferred tax liabilities:
Other	—	(533)
Total deferred tax liabilities	—	(533)
Net deferred tax assets	$—	$—

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

14. Income Taxes (cont.)

Deferred tax assets are reduced by valuation allowances if, based on the consideration of all available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized.

The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. The Company considers the scheduled reversal of deferred tax liabilities (including the effect of available carryback and carryforward periods), as well as projected pre-tax book income in making this assessment. To fully utilize the net operating loss (“NOL”) and tax credits carryforwards, the Company will need to generate sufficient future taxable income in each respective jurisdiction.

The following summarizes the activity related to valuation allowances on deferred tax assets:

	June 30,
	2021	2020
Valuation allowance, as of beginning of year	$22,272	$17,174
Valuation allowance established	—	—
Changes to existing valuation allowances	7,283	5,098
Valuation allowance, as of end of year	$29,555	$22,272

As of June 30, 2021, the Company had approximately $84,137 and $28,836, respectively, of federal and state NOLs. Of the federal NOLs, $38,162 expire beginning in 2029 and $45,975 have no expiration date but can only be used to offset 80% of the Company’s future taxable income. The state NOLs begin to expire in 2029 if not utilized. The use of the NOLs may be subject to certain limitations under Section 382 of the Internal Revenue Code of 1986 (the “Code”) and similar state tax law. As of June 30, 2021, the Company had research and development tax credit carryforwards of approximately $4,278 and $4,101 for federal and state tax purposes, respectively. The federal credits begin to expire in 2029 and the state tax credits do not expire.

Utilization of the NOL carryforwards and credits may be subject to a substantial annual limitation due to ownership changes that may have occurred previously or that could occur in the future, as provided by Section 382 of the Code, as well as similar state provisions. Such annual limitation could result in the expiration of net operating losses and credits before their utilization.

Uncertain Tax Positions

The total amount of gross unrecognized tax benefits was $4,189 as of June 30, 2021, of which none would affect the effective tax rate if recognized because it would result in an increase in the deferred tax assets with a corresponding increase in the valuation allowance, therefore no impact. The aggregate changes in the balance of gross unrecognized tax benefits are as follows (in thousands):

	June 30,
	2021	2020
Balance at beginning of year	$3,388	$2,499
Decrease related to prior period tax positions	—	—
Increase related to current year tax positions	801	889
Balance at end of year	$4,189	$3,388

The amount of unrecognized tax benefits relating to the Company’s tax positions is subject to change based on future events including, but not limited to, the settlements of ongoing audits and/or the expiration of applicable statute of limitations. Although the outcomes and timing of such events are highly uncertain, the Company does not expect the unrecognized tax benefits to change significantly over the next 12 months.

The Company recognizes interest and penalties related to uncertain tax positions in its provision for income taxes. As of June 30, 2021, the Company had no interest and penalties related to uncertain tax positions.

The Company files U.S. federal and various state and local income tax returns, including the State of California. The Company has no ongoing tax examinations by the U.S. income tax authorities at this time. The Company is subject to U.S. federal, state or local income tax examinations for all prior years.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

14. Income Taxes (cont.)

In response to COVID-19, the Coronavirus Aid, Relief, and Economic Security Act was enacted by the U.S. government on March 27, 2020, which included several significant provisions for corporations. Recent legislative developments did not have a material impact on the Company’s provision for (benefit from) income taxes.

15. Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the periods presented:

	Years Ended June 30,
	2021		2020
	Voting	Non-Voting	Voting	Non-Voting
Numerator:
Net loss attributable to common stockholders, basic and diluted	$(48,179)	$(1,623)	$(23,025)	$(784)
Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	4,908,650	165,368	4,854,579	165,368
Net loss per share attributable to common stockholders, basic and diluted	$(9.82)	$(9.82)	$(4.74)	$(4.74)

Basic and diluted net loss per share are the same for each class of common stock because they are entitled to the same liquidation and dividend rights.

The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive are as follows:

	Year Ended June 30,
	2021	2020
Convertible preferred stock	28,343,420	28,343,420
Stock options	14,920,447	11,038,508
Convertible preferred stock warrants	1,518,693	1,120,749
Convertible notes	4,259,508	—
Common stock warrants	3,845,428	367,360
Total net loss per share attributable to common stockholders, basic and diluted	52,887,496	40,870,037

The Company’s stock options includes 741,740 of performance-based awards.

16. Employee Benefit Plans

The Company sponsors a 401(k) defined contribution plan covering eligible employees who elect to participate. The plan does not provide for any Company contributions.

17. Related Party Transactions

The Company has certain convertible promissory notes and embedded warrants with entities in which a member of the Company’s board of directors is an officer of the entity and has a financial interest in the entity (“affiliated entities”). In fiscal year 2021, the Company issued $4,500 of convertible promissory notes to the affiliated entities as part of the July 2020 Notes and the Q3 2021 Notes. Refer to Note 8 for further details on settlement of the July 2020 Notes and the Q3 2021 Notes.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

17. Related Party Transactions (cont.)

The Company has elected the fair value option for its convertible promissory notes and embedded warrants. As of June 30, 2021, $6,449 of the Company’s convertible promissory notes and embedded warrants balance is due to a related party, of which $3,583 are due within 12 months. As of June 30, 2020, the Company did not have any convertible promissory notes and embedded warrants due to related parties.

18. Subsequent Events

The Company has evaluated subsequent events after the balance sheet date through December 17, 2021, the date the financial statements were available to be issued.

In August 2021, the Company received forgiveness of $2,599 of the PPP loan balance.

In October 2021, the Company entered into an amendment to modify the July 2020 convertible notes in order to amend the definition of a next financing to include a public liquidity event and to state that the notes will automatically convert into shares of the Company’s common stock at a conversion price per share equal to the quotient obtained by dividing (a) $310,000 by (b) the full diluted capitalization on the maturity date.

On October 29, 2021, the Company entered into a new revenue arrangement. In line with the arrangement, it issued a warrant to purchase up to 500,000 shares of the Company’s non-voting common stock at a price per share equal to $0.01.

On August 15, 2021, the Company entered into an agreement to rollforward the financed amount that came due under its receivable financing facility, enabling the Company to delay the quarterly payment on the financed amount for a minimum of twelve-months. Subject to the approval of the financier, the Company expects to have the balance continue to be rolled forward. On November 16, 2021, the Company entered into another agreement to rollforward the financed amount that came due.

On September 29, 2021, the Company entered into a settlement agreement with a customer regarding the payment of a $5,000 marketing development payment and related accrued interest to be made to the customer and $2,000 in handheld services to be provided to the customer under a previous contract. The payment initially came due July 4, 2020, but was not paid by the Company. Through the settlement agreement, the Company agreed to provide certain alternative installation and replacement services with a value of $2,000 and cover expenses on behalf of the customer related to a liquid ingress issue resulting from COVID-19 of $3,333. The liquid ingress issue was a result of the Company’s devices failure primarily due to the use of extremely strong commercial disinfectant solutions by the Company’ customers to clean the hardware devices as a mandatory precaution protocol due to COVID-19. In return, the customer agreed to reduce the payment to be made from $5,000 to $3,200, waive the related accrued interest of $805 and no longer request a refund on a $2,000 payment it had previously made for handheld services. Of the amounts, $2,879 was accounted for as contra-loss on infrequent product repairs, $2,434 as a reduction to accounts payable for the principal and accrued interest owed, $274 as a reduction to deferred revenue, and $171 as prepaid interest as of June 30, 2021. Subsequently, $171 interest expense will be recognized as against the prepaid interest balance and $1,726 will be reallocated to the installation and replacement services as part of the contract modification and recognized as the goods are provided in fiscal 2022. The Company will continue to offset revenue recognized based on the original $5,000 marketing development fund.

On November 10, 2021, the Company entered into an agreement and plan of merger (the “Merger Agreement”) among the Company, Ventoux CCM Acquisition Corp., (“Ventoux”), Ventoux Merger Sub I, Inc., a Delaware corporation and direct wholly owned subsidiary of Ventoux (“Ventoux Merger Sub”), and Ventoux Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Ventoux (“Ventoux Merger Sub II”). The Merger Agreement has been approved by the Company’s and Presto’s board of directors. Subject to the satisfaction or waiver of certain closing conditions set forth in the Merger Agreement, including the approval of the Merger Agreement and the transactions contemplated thereby by the Company and Ventoux’s stockholders, (a) Ventoux Merger Sub will merge with and into Presto (the “First Merger”), with

E LA CARTE, INC.
(dba PRESTO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

18. Subsequent Events (cont.)

Presto being the surviving entity in the First Merger and continuing (immediately following the First Merger) as a wholly-owned subsidiary of the Company (the “Surviving Corporation”), and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Ventoux Merger Sub II (the “Second Merger”), with Ventoux Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a wholly-owned subsidiary of the Company (the “Mergers” and the other agreements and transactions contemplated by the Merger Agreement, the “Proposed Business Combination”). As a result of the Merger, the Company’s shareholders will receive $800,000 in aggregate consideration (“Aggregate Base Consideration”) as each outstanding share of the Company’s common stock, including those preferred shares that have converted to common, will be exchanged into the right to receive newly issued shares of Ventoux’s Class A common stock, as calculated pursuant to the terms of the Merger Agreement and based on a price of $10.00 per share. In addition, in connection with the consummation of the Proposed Business Combination, the Company will be renamed Presto Technologies, Inc. and is referred to herein as “New Presto” as of the time of such change of name.

In addition to the Aggregate Base Consideration, Presto stockholders may be entitled to receive, as additional consideration, and without any action on behalf of Ventoux, Ventoux Merger Sub, Ventoux Merger Sub II or the Ventoux’s stockholders, 15,000,000 additional shares of common stock of New Presto (the “Presto Earnout Shares”), to be issued as follows: (A) 7,500,000 Presto Earnout Shares, if, during the period from and after the Closing until the third anniversary of the Closing, the Volume Weighted Average Price (“VWAP” as defined in the Merger Agreement) of New Presto common stock is greater than or equal to $12.50 for any 20 trading days within a period of 30 consecutive trading days, and (B) an additional 7,500,000 Presto Earnout Shares, if, during the period from and after the Closing until the fifth anniversary of the Closing, the VWAP of New Presto common stock is greater than or equal to $15.00 for any 20 trading days within a period of 30 consecutive trading days.

E LA CARTE, INC.
(dba PRESTO)
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(In thousands, except share and par value)

	As of December 31, 2021	As of June 30, 2021
Assets
Current assets:
Cash and cash equivalents	$5,636	36,909
Accounts receivable, net of allowance for doubtful accounts of $116 and $902 as of December 31, 2021 and June 30, 2021, respectively	1,642	1,183
Inventories	3,642	3,320
Deferred costs, current	10,821	11,264
Prepaid expenses and other current assets	1,129	1,511
Total current assets	22,870	54,187
Deferred costs, net of current portion	5,155	10,670
Deferred transaction costs	3,720	—
Property and equipment, net	3,030	3,925
Intangible assets, net	2,072	1,334
Other long-term assets	10	143
Total assets	$36,857	70,259

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$3,179	6,037
Accrued liabilities	6,996	7,256
Financing obligations, current	7,827	15,763
Convertible promissory notes and embedded warrants, current	105,389	9,854
PPP loan, current	—	2,599
Deferred revenue, current	15,692	13,980
Total current liabilities	139,083	55,489
Term loans	14,129	14,011
Financing obligations, net of current portion	2,238	2,772
Convertible promissory notes and embedded warrants, net of current portion	—	52,727
PPP loan, net of current portion	2,000	2,000
Warrant liabilities	4,202	1,434
Deferred revenue, net of current portion	2,627	11,643
Other long-term liabilities	—	202
Total liabilities	164,279	140,278

Commitments and Contingencies (Refer to Note 7)
Stockholders’ deficit:
Convertible preferred stock, $0.001 par value – 30,752,578 shares authorized as of December 31, 2021 and June 30, 2021; 28,343,420 shares issued and outstanding as of December 31, 2021 and June 30, 2021 (liquidation preference of $46,908 as of December 31, 2021 and June 30, 2021)	28	28
Common stock, $0.001 par value – 51,339,368 and 50,839,368 shares authorized and 5,314,920 and 5,132,354 shares issued and outstanding as of December 31, 2021 and June 30, 2021, respectively	5	5
Additional paid-in capital	75,429	74,417
Accumulated deficit	(202,884)	(144,469)
Total stockholders’ deficit	(127,422)	(70,019)
Total liabilities and stockholders’ deficit	$36,857	$70,259

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

E LA CARTE, INC.
(dba PRESTO)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(UNAUDITED)
(in thousands, except share and per share amounts)

	Six Months Ended December 31,
	2021	2020
Revenue
Platform	$9,671	9,851
Transaction	5,254	4,950
Total revenue	14,925	14,801

Cost of revenue
Platform	7,815	7,083
Transaction	4,564	3,812
Depreciation and impairment	927	1,422
Total cost of revenue	13,306	12,317
Gross profit	1,619	2,484

Operating expenses:
Research and development	7,806	6,711
Sales and marketing	2,825	1,396
General and administrative	4,132	1,602
Loss on infrequent product repairs	463	664
Total operating expenses	15,226	10,373
Loss from operations	(13,607)	(7,889)
Change in fair value of warrants and convertible promissory notes	(45,169)	(530)
Other income, net	2,641	—
Interest expense	(2,256)	(2,119)
Total other expense, net	(44,784)	(2,649)
Loss before provision for income taxes	(58,391)	(10,538)
Provision for income taxes	24	10
Net loss and comprehensive loss	$(58,415)	(10,548)
Net loss per share attributable to common stockholders, basic and diluted	$11.26	$2.08
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	5,187,502	5,068,025

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

E LA CARTE, INC.
(dba PRESTO)
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
(UNAUDITED)
(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at June 30, 2020	28,343,420	$28	5,034,446	$5	$73,654	$(94,667)	$(20,980)
Issuance of common stock upon exercise of stock options	—	—	55,250	—	1	—	1
Stock-based compensation	—	—	—	—	113	—	113
Net loss	—	—	—	—	—	(10,548)	(10,548)
Balance at December 31, 2020	28,343,420	$28	5,089,696	$5	$73,768	$(105,215)	$(31,414)
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at June 30, 2021	28,343,420	$28	5,132,354	$5	$74,417	$(144,469)	$(70,019)
Issuance of common stock upon exercise of stock options	—	—	182,566	—	58	—	58
Stock-based compensation	—	—	—	—	954	—	954
Net loss	—	—	—	—	—	(58,415)	(58,415)
Balance at December 31, 2021	28,343,420	$28	5,314,920	$5	$75,429	$(202,884)	$(127,422)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

E LA CARTE, INC.
(dba PRESTO)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(in thousands)

	Six Months Ended December 31,
	2021	2020
Cash Flows from Operating Activities
Net loss	$(58,415)	$(10,548)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,053	1,585
Stock-based compensation	954	104
Change in fair value of liability classified warrants	2,768	34
Change in fair value of convertible promissory notes and embedded warrants	42,308	496
Amortization of debt discount and debt issuance costs	175	69
Forgiveness of PPP Loan	(2,599)	—

Changes in operating assets and liabilities:
Accounts receivable, net	(459)	309
Inventories	(321)	(654)
Deferred costs	5,958	4,799
Prepaid expenses and other current assets	599	154
Other long-term assets	(83)	6
Accounts payable	(4,777)	(1,111)
Vendor financing facility	(6,792)	1,038
Accrued liabilities	(2,656)	1,260
Deferred revenue	(7,305)	(4,748)
Other long-term liabilities	(699)	74
Net cash used in operating activities	(30,291)	(7,133)

Cash Flows from Investing Activities
Purchase of property and equipment	(109)	12
Payments relating to capitalized software	(787)	(369)
Net cash used in investing activities	(896)	(357)

Cash Flows from Financing Activities
Proceeds from the exercise of common stock options	58	1
Proceeds from issuance of convertible promissory notes and embedded warrants	500	5,500
Principal payments of financing obligations	(978)	(1,130)
Proceeds from issuance of financing obligations	438	—
Payments of deferred transaction costs	(104)	—
Net cash (used in) provided by financing activities	(86)	4,371

Net decrease in cash and cash equivalents	(31,273)	(3,119)
Cash and cash equivalents at beginning of period	36,909	4,187
Cash and cash equivalents at end of period	$5,636	$1,068

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Forgiveness of PPP Loan	$2,599	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

1. Summary of Business and Significant Accounting Policies

Description of Business

E la Carte, Inc.(formerly, KHR Technologies, Inc.) was incorporated in the State of Delaware in October 2008. In 2018, E la Carte, Inc. together with its subsidiary (the “Company”) adopted “Presto” as its trade name or doing business as (“dba”) name. In February 2019, the Company formed Presto Technology, Inc. as a wholly owned subsidiary located in Ontario, Canada. The Company is headquartered in Redwood City, California.

The Company is the developer of the Presto Smart Dining system, which offers operations efficiency, guest self-service and marketing benefits for casual dining operators. The solution includes a portfolio of tabletop, handheld and wearable devices supported by a suite of powerful, cloud-based services to enable guest ordering, payment and surveys as well as cloud-based operations metrics, security and support monitoring in real time. The Presto solution improves operations efficiency and serves as the restaurant operating system, connecting front of house and back of house operations across dine-in, takeout, and delivery channels, with access to data that was previously inaccessible, allowing restaurant operators to make the smart decisions required to thrive in the highly competitive casual dining market.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of the Company. All intercompany balances and transactions have been eliminated in consolidation. References to ASC and ASU included hereinafter refer to the Accounting Standards Codification and Accounting Standards Update established by the Financial Accounting Standards Board (“FASB”) as the source of authoritative U.S. GAAP.

Unaudited Interim Condensed Consolidated Financial Statements

The accompanying interim condensed consolidated balance sheet as of December 31, 2021 and the related condensed consolidated statements of operations and comprehensive loss, condensed consolidated statements of stockholders’ deficit and condensed consolidated statement of cash flows for the six months ended December 31, 2020 and 2021 and amounts relating to the interim periods included in the accompanying notes to the interim condensed consolidated financial statements are unaudited. The unaudited interim condensed consolidated financial statements are presented in accordance with the rules and regulations of the SEC and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with U.S. GAAP. In management’s opinion, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of December 31, 2021 and its results of operations and cash flows for the six months ended December 31, 2020 and 2021. The results for the six months ended December 31, 2021 are not necessarily indicative of the results expected for the year or any other periods. These interim financial statements should be read in conjunction with the Company’s financial statements and related notes for the fiscal year ended June 30, 2021. The unaudited balance sheet as of June 30, 2021 has been derived from the Company’s audited financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses, and disclosures. Accordingly, actual amounts could differ from those estimates and those differences could be material.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

1. Summary of Business and Significant Accounting Policies (cont.)

Uses of estimates include, but are not limited to, the collectability of accounts receivable, the useful lives of property and equipment and intangible assets, inventory valuation, fair value of financial instruments, valuation of deferred tax assets and liabilities, valuation assumptions utilized in calculating the estimated value of stock-based compensation, valuation of warrant liabilities and impairment of property and equipment. The Company has assessed the impact and are not aware of any specific events or circumstances that required an update to the Company’s estimates and assumptions or materially affected the carrying value of the Company’s assets or liabilities as of the date of issuance of these financial statement. These estimates may change as new events occur and additional information is obtained.

Risk and Uncertainties

The Company is subject to a number of risks common to emerging, technology-based companies, including a limited operating history; dependence on key individuals; rapid technological changes; competition from substitute products and larger companies; the need for additional financing to fund future operations; and the successful development, marketing, and outsourced manufacturing of the Company’s products and services as well as the impact of the novel coronavirus disease (“COVID-19”) on the restaurant industry.

Impact of COVID-19

The Company was and is subject to risks and uncertainties as a result of the outbreak of a novel strain of coronavirus, designated “COVID-19” and declared to be a pandemic in March 2020. The Company first began to experience impacts from COVID-19 in March 2020, as federal, state and local governments reacted to the COVID-19 pandemic by encouraging or requiring social distancing, instituting shelter-in-place orders, and requiring, in varying degrees, reduced operating hours, restaurant dine-in and/or indoor dining limitations, capacity limitations or other restrictions that largely limited restaurants to off-premise sales (take-out and delivery) in the early stages of the pandemic.

Over the course of the six months ended December 31, 2021 and the fiscal year ended 2021, certain of these restrictions were relaxed as incidents of infection from the initial outbreak declined, but many of the restrictions were reinstituted as incidents of infection surged. The degree and duration of restriction varied by individual geographic area. The extent of the continuing impact of the COVID-19 pandemic on the Company’s business remains highly uncertain and difficult to predict, as the operating status of restaurants remains fluid and subject to change as government authorities modify existing restrictions or implement new restrictions on restaurant operations in response to changes in the number of COVID-19 infections and the availability and acceptance of vaccines in their respective jurisdictions. Additionally, economies worldwide have been negatively impacted by the COVID-19 pandemic, which resulted in a global economic recession.

The Company has taken several actions to mitigate the effects of the COVID-19 pandemic on its operations and franchisees. In April 2020, the Company received a loan of approximately $2,599 under the U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”), to assist with the economic hardships caused by the pandemic. In March 2021, the Company received a second loan of approximately $2,000 under the PPP. In August 2021, the Company was granted forgiveness of the first loan of approximately $2,599.

In the six months ended December 31, 2021 and the fiscal year ended 2021, the volume of repair charges the Company experienced was higher than usual due to a liquid ingress issue resulting from COVID-19 related actions by its customers. The Company’s devices failed primarily due to the use of extremely strong commercial disinfectant solutions by customers to clean the hardware devices as a mandatory precaution protocol due to COVID-19. Due to use of commercial cleaning products, the solution leaked into the hardware causing significant damage to the devices and requiring replacement of such devices. In order to prevent disruption to customers’ businesses, the Company has incurred $463, and $664 of loss on infrequent customer repairs related to this issue for the six months ended December 31, 2021 and 2020 respectively, which are presented as a separate line item on the Company’s

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

1. Summary of Business and Significant Accounting Policies (cont.)

consolidated statement of operations and comprehensive loss and has made a claim to recover the costs from its third-party subcontractor who manufactures the hardware; however, the claim is pending legal arbitration (Refer to Note 8).

The severity of the continued impact of the COVID-19 pandemic on the Company’s business will depend on a number of factors, including, but not limited to, how long the pandemic will last, whether/when recurrences of the virus may arise, what restrictions on in-restaurant dining may be enacted or re-enacted, the availability and acceptance of vaccines, the timing and extent of customer re-engagement with its brands and, in general, what the short- and long-term impact on consumer discretionary spending the COVID-19 pandemic might have on the Company and the restaurant industry as a whole, all of which are uncertain and cannot be predicted. The Company’s future results of operations and liquidity could be impacted adversely by future dine-in restrictions and the failure of any initiatives or programs that the Company may undertake to address financial and operational challenges faced by it and its franchisees. As such, the extent to which the COVID-19 pandemic may continue to materially impact the Company’s financial condition, liquidity, or results of operations remains highly uncertain.

Liquidity and Capital Resources

As of December 31, 2021 and June 30, 2021, the Company’s principal sources of liquidity were cash and cash equivalents of $5,636 and $36,909, respectively, which were held for working capital purposes.

Since inception, the Company has financed its operations primarily through financing transactions such as the issuance of convertible promissory notes and loans, and sales of convertible preferred stock. The Company has incurred recurring losses since its inception, including net losses of $58,415 and $10,548 for the six months ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and June 30, 2021, the Company had an accumulated deficit of $202,884 and $144,469, respectively, and the Company expects to continue to generate significant operating losses for the foreseeable future. Cash from operations could also be affected by various risks and uncertainties, including, but not limited to, the effects of the COVID-19 pandemic, including timing of cash collections from customers and other risks detailed in the section entitled “Risk Factors.” Additional capital infusion is necessary in order to fund currently anticipated expenditures, and to meet the Company’s obligations as they come due. The Company’s future capital requirements will depend on many factors, including the revenue growth rate, subscription renewal activity, billing frequency, the success of future product development, and the timing and extent of spending to support further sales and marketing and research and development efforts.

The Company may, in the future, enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. The Company is seeking to complete a deSPAC transaction (“deSPAC”). These plans for additional financings are intended to mitigate the conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern, however as the plans are outside of management’s control, the Company cannot ensure they will be effectively implemented. In the event the Company does not complete a deSPAC, the Company may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, the Company may not be able to raise it on terms acceptable to it or at all. If the Company is unable to raise additional capital when desired, its business, results of operations, and financial condition would be materially and adversely affected. As a result, substantial doubt exists about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued. The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Concentrations of Risks, Significant Customers and Investments

The Company’s financial instruments are exposed to concentrations of credit risk and consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with high-quality financial institutions with investment-grade ratings.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

1. Summary of Business and Significant Accounting Policies (cont.)

The following customers accounted for more than 10% of revenues during the six months ended December 31:

	2021	2020
Customer A	52%	46%
Customer B	25%	24%
Customer C*	17%	26%
	94%	96%

The following customers accounted for more than 10% of accounts receivable as of December 31, 2021 and June 30, 2021:

	December 31, 2021	June 30, 2021
Customer A	25%	11%
Customer B	38%	35%
Customer C	—%	46%
Customer D	20%	—%
	83%	92%

____________

*        The decrease in revenue is attributable to the customer relationship cancellation with the enterprise and certain associated franchisees within Customer C. Customers include, as applicable, the franchisees of such restaurants aggregated as a single customer for reporting purposes.

The Company is exposed to vendor concentration risk as it supplies tablets from one vendor. The Company’s operating results could be adversely affected should the vendor increase prices or incur disruptions in its tablet supply. As of December 31, 2021 and June 30, 2021, the Company had $0 and $6,486, respectively, due to the vendor as part of its vendor financing facility.

Comprehensive Loss

Comprehensive loss is comprised of net loss and other comprehensive income (loss). The Company has no components of other comprehensive loss. Therefore, net loss equals comprehensive loss for all periods presented.

Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s Co-CODMs are the Chief Executive Officer and the Chief Financial Officer, who review financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. As such, the Company’s operations constitute a single operating segment and one reportable segment.

The Company has operations in the United States and Canada. The Company earns primarily all of its revenue in the United States and all of its long-lived assets are held in the United States.

Deferred Transaction Costs

Deferred transaction costs consist of direct incremental legal, consulting, and accounting fees relating to the merger transaction which are capitalized and will be recorded as a reduction to the issuance of equity arising from the consummation of the merger transaction. In the event the merger transaction is terminated, deferred transaction costs will be expensed. As of and for the six month period ended December 31, 2021, the Company has incurred and deferred such costs amounting to $3,720, which are deferred transaction costs in the condensed consolidated balance sheet. No such costs were deferred at June 30, 2021.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

1. Summary of Business and Significant Accounting Policies (cont.)

Recently Adopted Accounting Standards

The Company qualifies as emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to “opt in” to the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and nonpublic companies, the Company will adopt the new or revised standard at the time nonpublic companies adopt the new or revised standard and will do so until such time that the Company either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an emerging growth company. The Company may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for nonpublic companies.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by this new guidance. The Company adopted the standard prospectively on July 1, 2021. The adoption of this standard resulted in an increase to capitalized software of 45 as of the adoption date and did not have an impact on the consolidated statement of operations and comprehensive loss and consolidated statement of cash flows.

In March 2020, the FASB issued ASU 2020-03, Codification Improvements to Financial Instruments, which amended the disclosure requirements for debt for which the fair value option was elected. The Company adopted the standard on July 1, 2021. The adoption of this standard did not have an impact on the consolidated financial statements other than the required disclosures.

Recently Issued Accounting Standards Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments Topic 326: Credit Losses Measurement of Credit Losses on Financial Instruments (Topic 326), which requires an entity to utilize a new impairment model known as the current expected credit loss (CECL) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. This guidance also requires new disclosures for financial assets measured at amortized cost, loans, and available-for-sale debt securities. Entities will apply the standard’s provisions as a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The FASB subsequently issued ASU 2018-19, ASU 2019-04, and ASU 2019-10, which clarified the implementation guidance and effective date of Topic 326. Topic 326 is effective for the Company beginning fiscal year 2024. The Company is currently evaluating the impact of the adoption of this standard on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Topic 842: Leases (Topic 842), which supersedes the guidance in ASC 840: Leases. This standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similarly to existing guidance for operating leases today. The Company will be required to recognize and measure leases existing at, or entered into after, the beginning of the period of adoption using a modified retrospective approach, with certain practical expedients available. Under

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

1. Summary of Business and Significant Accounting Policies (cont.)

the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The FASB subsequently issued ASU 2018-10, ASU 2018-11, ASU 2019-01, ASU 2019-10, ASU 2020-05, and ASU 2021-05, which clarified the implementation guidance and effective date of Topic 842. The standard is effective for the Company beginning in fiscal year 2023 and early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in ASC 740, Income Taxes in order to reduce cost and complexity of its application. The standard is effective for the Company beginning in fiscal year 2023 and interim periods in the following years. Most amendments within this guidance are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. The Company is currently evaluating the impact of the adoption of this standard on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity, which simplifies the accounting for convertible debt and convertible preferred stock by removing the requirements to separately present certain conversion features in equity. The standard also simplifies guidance in Topic 815-40 by removing certain criteria that must be satisfied in order to classify a contract as equity and revises the guidance on calculating earnings per share, requiring the use of the if-converted method for all convertible instruments. The standard is effective for the Company beginning in fiscal year 2025. The Company is currently evaluating the impact of the adoption of this standard on the Company’s consolidated financial statements.

In March 2020 with an update in January 2021, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, and ASU 2021-01, Reference Rate Reform (Topic 848), which provides optional expedients and exceptions for applying current U.S. GAAP to contracts, hedging relationships, and other transactions affected by the discontinuation of the London Interbank Offered Rate (“LIBOR”) or by another reference rate expected to be discontinued. The guidance can be adopted immediately and is applicable to contracts entered into on or before December 31, 2022. The Company is currently evaluating its contracts that reference LIBOR and the potential effects of adopting this new guidance but does not expect this standard to have a material effect. The Company does not intend to adopt the standard early.

2. Revenue

Contract Balances

The Company receives payments from customers based on a billing schedule as established in its customer contracts. Accounts receivable is recorded when the Company contractually has the right to consideration. In some arrangements, a right to consideration for its performance under the customer contract may occur before invoicing to the customer, resulting in contract assets. The amount of contract assets included within accounts receivable before allowances, in the consolidated balance sheets was $461 and $446 as of December 31, 2021 and June 30, 2021, respectively.

Contract liabilities consist of deferred revenue. Deferred revenue represents amounts that have been invoiced in advance of revenue recognition, and the balance is recognized as revenue when transfer of control to customers has occurred or services have been provided. The current portion of deferred revenue balances are recognized during the following 12-month period.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

2. Revenue (cont.)

The following table summarizes the activity in deferred revenue:

Deferred Revenue
Deferred revenue, end of period – June 30, 2020	$38,013
Additions	2,999
Revenue recognized	(15,389)
Deferred revenue, end of period – June 30, 2021	$25,623
Additions	753
Revenue recognized	(8,057)
Deferred revenue, end of period – December 31, 2021	$18,319

As of December 31, 2021, approximately $20,043 of revenue is expected to be recognized from remaining performance obligations for customer contracts. The Company expects to recognize revenue on approximately $17,230 of these remaining performance obligations over the next 12 months with the balance recognized thereafter.

On July 29, 2019, the Company entered into an arrangement with a customer whereby it agreed to provide a $5,000 marketing development payment once the roll out phase was completed, which occurred on June 4, 2020, with the payment coming due on July 4, 2020. This payment is treated as an offset to revenue recognized under the contract over 4 years and interest accrues on the unpaid balance at a rate of 12% per annum. The payment due on July 4, 2020 was not paid by the Company. As of December 31, 2021 and June 30, 2021 the Company had incurred $804 and $634 of accrued interest, respectively.

On September 29, 2021, the Company entered into a settlement agreement with a customer regarding the payment of a $5,000 marketing development payment and related accrued interest to be made to the customer and $2,000 in handheld services to be provided to the customer under a previous contract. Through the settlement agreement, the Company agreed to provide certain alternative installation and replacement services with a value of $2,000 and cover expenses on behalf of the customer related to a liquid ingress issue resulting from COVID-19 of $3,333. The liquid ingress issue was a result of the Company’s devices failure primarily due to the use of extremely strong commercial disinfectant solutions by the Company’s customers to clean the hardware devices as a mandatory precaution protocol due to COVID-19. In return, the customer agreed to reduce the payment to be made from $5,000 to $3,200, waive the related accrued interest of $804 and no longer request a refund on a $2,000 payment it had previously made for handheld services. Of the amounts, $2,879 was accounted for as contra-loss on infrequent product repairs, $2,434 as a reduction to accounts payable for the principal and accrued interest owed, $274 as a reduction to deferred revenue, and $171 as prepaid interest as of June 30, 2021. Subsequently, $171 interest expense was recognized against the prepaid interest balance, $3,200 was recognized as a reduction to accounts payable for the payment of the outstanding marketing development amount in October 2021 and $351 was recognized as revenue relating to the installation and replacement services provided as part of the contract modification as of and for the six months ended December 31, 2021. The Company will continue to offset revenue recognized based on the original $5,000 marketing development fund.

Disaggregation of Revenue

No single country other than the United States represented 10% or more of the Company’s revenue during the six months ended December 31, 2021 and 2020.

For the six months ended December 31, 2021 and 2020, $1,252 and $2,287 of revenue were from leasing arrangements.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

3. Fair Value Measurements

Fair value accounting is applied for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The Company elected the fair value option to account for the convertible promissory notes and embedded warrants because the Company believes it more accurately reflects the value of the debt in the financial statements. Changes in the fair value of the convertible promissory notes and embedded warrants were included in change in fair value of warrants and convertible promissory notes in the consolidated statement of operations and comprehensive loss.

The following table provides a summary of all financial instruments measured at fair value on a recurring basis as of December 31, 2021 and June 30, 2021:

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial Liabilities:
Convertible promissory notes and embedded warrants	$—	$—	$105,389	$105,389
Warrant liabilities	—	—	4,202	4,202
Total	$—	$—	$109,591	$109,591
	June 30, 2021
	Level 1	Level 2	Level 3	Total
Financial Liabilities:
Convertible promissory notes and embedded warrants	$—	$—	$62,581	$62,581
Warrant liabilities	—	—	1,434	1,434
Total	$—	$—	$64,015	$64,015

The fair value of the convertible notes is determined based on “Level 3” inputs, due to a lack of market data over inputs such as the probability weighting of the various scenarios that can impact the settlement. The principal amount of the convertible promissory notes, embedded warrants and accrued interest is measured at fair value using the Monte Carlo valuation model. The valuation model utilized various key assumptions, such as enterprise value and management assessments of the probability of expected future events, including conversion upon next financing of preferred stock, conversion upon a public liquidity event, conversion upon maturity and default. Other inputs included a volatility of 65.00% and 83.57% and a risk free rate of 0.97% and 0.46% as of December 31, 2021 and June 30, 2021, respectively, for the embedded warrants. As part of the convertible notes valuation at each reporting date, the Company determined that credit risk associated with the convertible notes was immaterial.

The Company estimated the fair value of the convertible promissory notes, embedded warrants and accrued interest using the following weighted average assumptions:

	As of December 31, 2021
	Next Financing	Public Liquidity Event	Maturity Date	Default
Probability of conversion	30%	60%	5%	5%
Expected term (in years)	0.5	0.5	1.0	—
Conversion ratio	1.18	1.33	—	—
Discount rate	15%	15%	—	—

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

3. Fair Value Measurements (cont.)

	As of June 30, 2021
	Next Financing	Public Liquidity Event	Maturity Date	Default
Probability of conversion	70%	20%	5%	5%
Expected term (in years)	1.0	1.0	1.5	—
Conversion ratio	1.18	1.17	—	—
Discount rate	15%	15%	—	—

The fair value of the warrants are determined based on “Level 3” inputs, due to the lack of relevant observable market data over fair value inputs (volatility, stock price, risk-free rate, expected term, and dividend yield), used in the Black-Scholes-Merton model. The following table indicates the weighted-average assumptions made in estimating the fair value:

	As of December 31,	As of June 30,
	2021
Risk-free interest rate	1.35%	1.07%
Expected term (in years)	6.58	6.75
Expected volatility	59.23%	49.20%
Expected dividend yield	—	—
Exercise price	$4.78	$5.96

The following table sets forth a summary of the difference between the carrying amount and the fair value of Level 3 convertible promissory notes and embedded warrants for which the fair value option was elected:

	December 31, 2021
	Carrying Amount	Amount Charged to Earnings	Fair Value
Convertible promissory notes and embedded warrants	$44,166	$61,223	$105,389
Total	$44,166	$61,223	$105,389
	June 30, 2021
	Carrying Amount	Amount Charged to Earnings	Fair Value
Convertible promissory notes and embedded warrants	$43,666	$18,915	$62,581
Total	$43,666	$18,915	$62,581

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

3. Fair Value Measurements (cont.)

The following table sets forth a summary of changes in the fair value of Level 3 warrant liabilities and Level 3 convertible promissory notes and embedded warrants for the six months ended December 31, 2021 and 2020:

	Convertible Promissory Notes and Embedded Warrants	Warrant Liabilities
Balance at June 30, 2020	$—	$468
Issuance of convertible promissory notes	5,500	—
Issuance of warrants	—	—
Change in fair value of warrant liabilities and convertible promissory notes	496	34
Balance at December 31, 2020	$5,996	$502

Balance at June 30, 2021	$62,581	$1,434
Issuance of convertible promissory notes	500	—
Change in fair value of warrant liabilities and convertible promissory notes	42,308	2,768
Balance at December 31, 2021	$105,389	$4,202

The Company measures certain non-financial assets and liabilities, including property and equipment, intangible assets, and inventory, at fair value on a non-recurring basis. Fair value measurements of non-financial assets and non-financial liabilities are used primarily in the impairment analyses of property and equipment, intangible assets and inventory.

4. Consolidated Balance Sheet Components

Inventories

Inventories consisted of the following:

	As of December 31,	As of June 30,
	2021
Finished goods	$3,642	$3,320
Total inventories	$3,642	$3,320

Accrued Liabilities

Accrued liabilities consisted of the following:

	As of December 31,	As of June 30,
	2021
Accrued expenses	$4,774	$3,723
COVID-19 deferred compensation and deferred payroll tax	910	2,330
Accrued sales tax	58	90
Accrued vacation	742	751
Accrued interest	261	262
Accrued other	251	100
Total accrued liabilities	$6,996	$7,256

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

5. Financing Obligations

The Company’s financing obligations consist of the following:

	As of December 31,	As of June 30,
	2021
Vendor financing facility	$—	$6,735
Receivable financing facility	6,112	6,170
Equipment financing facility	3,953	5,630
Total financing obligations	10,065	18,535
Less: financing obligations, current	(7,827)	(15,763)
Total financing obligations, noncurrent	$2,238	$2,772

Vendor financing facility

The Company entered into an interest-bearing vendor financing arrangement used to finance certain inventory purchases. The arrangement extends the repayment terms of normal invoices beyond the original due date and as such is classified outside of accounts payable on the Company’s consolidated balance sheet. Through the agreement, payments are made over the course of an 18-month term, with the unpaid balance bearing interest at a rate of 18% – 26%. As of December 31, 2021, there were no financial obligations related to the vendor financing arrangement. As of June 30, 2021, the Company had an outstanding principal balance of $6,792.

Receivable financing facility

On April 27, 2021, the Company entered into an investment arrangement in which the Company provides future receivables available to an outside investor to invest in, in exchange for an upfront payment. Through this arrangement, the Company obtains financing in the form of a large upfront payment, which the Company accounts for as a borrowing by recording the proceeds received as a financing obligation, which will be repaid through payments collected from accounts receivable debtors relating to future receivables. The financing obligation is non-recourse; however, the Company is responsible for collections as the Company must first collect payments from the debtors and remit them to the investor. The Company recognizes interest on the financed amount using the effective interest method. The effective interest rate is the interest rate that equates the present value of the cash amounts to be received by the investor with the present value of the cash amounts paid by the investor to the Company.

On August 15, 2021 and November 16, 2021, the Company amended the agreement to rollforward the financed amount that came due under its receivable financing facility, enabling the Company to defer the quarterly payment on the financed amount for a minimum of twelve-months. Subject to the approval of the financier, the Company expects to have the balance continue to be rolled forward.

Equipment financing facility

Beginning in 2019, the Company entered into arrangements with third party financiers to secure payments of certain tablet purchases. Such arrangements generally have terms ranging from 3 – 5 years and interest rates ranging from 8% – 14%. The Company then leases the tablets monetized by the financiers to one of its customers through operating leases that have 4-year terms.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

6. Debt Arrangements

The Company’s outstanding debt, net of debt discounts, consisted of the following:

	As of December 31,	As of June 30,
	2021
Convertible promissory notes	$105,389	$62,581
Term loans	14,129	14,011
PPP Loan	2,000	4,599
Total debt	121,518	81,191
Less: debt, current	(105,389)	(12,453)
Total debt, noncurrent	$16,129	$68,738

Convertible promissory notes

Fiscal Year 2021 Notes

July 2020 Notes — In July 2020 the Company issued convertible promissory notes (the “July 2020 Notes”) in the amount of $5,500 with an annual interest rate of 5%. The July 2020 Notes mature at the earlier of (a) 18 months from the note issuance date or (b) an event of default. If the notes have not converted prior to maturity, then at maturity the outstanding principal and accrued interest shall be automatically converted into shares of common stock based on a per-share conversion price equal to (a) $310,000,000 divided by (b) the Fully Diluted Capitalization as of immediately prior to the closing of the Maturity Date. Prior to maturity and upon the closing of the next financing of preferred stock or public liquidity event, the entire outstanding principal and accrued interest shall automatically be cancelled and converted into that number of shares of preferred stock sold in such next financing as obtained by dividing (a) the entire principal and accrued interest balance by the conversion price then in effect. Upon a public liquidity event, the holder has the option to convert the entire outstanding principal and accrued interest into that number of shares of preferred stock as obtained by dividing (a) the entire principal and accrued interest balance by the conversion price then in effect. After December 31, 2021, the Company amended the July 2020 Notes to extend the maturity date. Refer to Note 16 for further details.

Concurrent with the issuance of the July 2020 Notes, the Company issued warrants to purchase a variable number of shares of common stock at an exercise price of $0.01 and expire in July 2025. The warrants were determined to not be freestanding financial instruments and are embedded in the convertible notes. The Company concluded that the July 2020 Notes were eligible to apply the fair value option under ASC 825, accordingly the Company elected to account for the convertible notes at fair value and to report interest costs as a component of the fair value measurement during each reporting period.

Q3 2021 Notes — During January 2021 through March 2021 the Company issued convertible promissory notes (the “Q3 2021 Notes”) in the amount of $18,166 with an annual interest rate of 5%. The Q3 2021 Notes mature at the earlier of (a) 20 months from the note issuance date or (b) an event of default. If the notes have not converted prior to maturity, then at maturity the outstanding principal and accrued interest shall be automatically converted into shares of a new series of preferred stock of the Company (with terms substantially similar to the Company’s Series C Preferred Stock, including a pari passu liquidation preference with the Company’s Series C Preferred Stock and a liquidation preference equal to the applicable conversion price of the Note) based on a per share conversion price equal to the quotient obtained by dividing (a) the then-applicable Valuation Cap (as defined in the Warrant) by (b) the Fully Diluted Capitalization as of immediately prior to the closing of the Maturity Date. Prior to maturity and upon the closing of the next financing of preferred stock, the entire outstanding principal and accrued interest shall automatically be cancelled and converted into that number of shares of preferred stock sold in such next financing as obtained by dividing (a) the entire principal and accrued interest balance by the conversion price. The conversion price being 85% of the lowest per-share selling price at which the Company issues shares

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

6. Debt Arrangements (cont.)

of preferred stock to new-money investors in the next financing. Upon a public liquidity event, the holder has the option to convert the entire outstanding principal and accrued interest into that number of shares of preferred stock as obtained by dividing (a) the entire principal and accrued interest balance by the conversion price then in effect.

Concurrent with the issuance of the Q3 2021 Notes, the Company issued warrants to purchase a variable number of shares of common stock at an exercise price of $0.01. Such warrants expire between January 2026 and March 2026. The warrants were determined to not be freestanding financial instruments and are embedded in the convertible notes.

June 2021 Notes — In June 2021, the Company issued convertible promissory notes (the “June 2021 Notes”) in the total amount of $20,000 with an annual interest rate of 5%. The June 2021 Notes mature at the earlier of (a) 20 months from the note issuance date or (b) an event of default. If the notes have not converted prior to maturity, then at maturity the outstanding principal and accrued interest shall be automatically converted into senior preferred stock of the Company based on a per share conversion price equal to the quotient obtained by dividing (a) the then-applicable Valuation Cap (as defined in the Warrant) by (b) the Fully Diluted Capitalization as of immediately prior to the closing of the Maturity Date. Prior to maturity and upon the closing of a qualified next financing of preferred stock or public liquidity event, the entire outstanding principal and accrued interest shall automatically be cancelled and converted, or in the case of a nonqualified financing at the option of the holder may be cancelled and converted into that number of shares of preferred stock sold in such qualified or nonqualified next financing as obtained by dividing (a) the entire principal and accrued interest balance by the conversion price. The conversion price being 85% of the lowest per-share selling price at which the Company issues shares of preferred stock to new-money investors in such financing.

July 2021 Notes — In July 2021, the Company issued convertible promissory notes (the “July 2021 Notes”) in the total amount of $500 with an annual interest rate of 5%. The July 2021 Notes mature at the earlier of (a) December 20, 2022 or (b) an event of default. If the notes have not converted prior to maturity, then at maturity the outstanding principal and accrued interest shall be automatically converted into senior preferred stock of the Company based on a per share conversion price equal to the quotient obtained by dividing (a) the then-applicable Valuation Cap (as defined in the Warrant) by (b) the Fully Diluted Capitalization as of immediately prior to the closing of the Maturity Date. Prior to maturity and upon the closing of a qualified next financing of preferred stock or public liquidity event, the entire outstanding principal and accrued interest shall automatically be cancelled and converted, or in the case of a nonqualified financing at the option of the holder may be cancelled and converted into that number of shares of preferred stock sold in such qualified or nonqualified next financing as obtained by dividing (a) the entire principal and accrued interest balance by the conversion price. The conversion price being 85% of the lowest per-share selling price at which the Company issues shares of preferred stock to new-money investors in such financing.

The Company concluded that the convertible promissory notes were eligible to apply the fair value option under ASC 825, accordingly the Company elected to account for the convertible notes at fair value and to report interest costs as a component of the fair value measurement during each reporting period. At December 31, 2021 and June 30, 2021, the remeasured value of the convertible promissory notes was $105,389, and $62,581, respectively with the Company recording a loss on remeasurement of $42,808 during the six months ended December 31, 2021. The Company recorded a loss on remeasurement of $496 during the six months ended December 31, 2020.

Term loans

On March 4, 2021, the Company entered into a loan agreement (the “Horizon Loan”) with Horizon Technology Finance Corporation, which provided the Company with $15,000, bears interest at prime rate plus 6.5% per annum, and has a term of 54 months from each loan funding date. The Horizon Loan payment terms require repayment of accrued interest only on the outstanding principal amount over the first 24 payment dates and an equal payment of principal plus accrued interest on the next 30 payment dates identified in the notes applicable to the loan.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

6. Debt Arrangements (cont.)

The Horizon Loan contains financial covenants that require the maintenance of an unrestricted cash plus accounts receivable balance and achievement of quarterly bookings targets. As of December 31, 2021 and June 30, 2021, the Company is in compliance with all loan covenants. As of December 31, 2021 and June 30, 2021, the Company had an outstanding balance of $15,000, on the term loan, net of unamortized debt discount of $871 and $989, respectively.

Paycheck Protection Program Loan

In April 2020, the Company obtained a PPP loan for $2,599 through the SBA. In March 2021, a second PPP loan was obtained in the amount of $2,000, for a total of $4,599. The loans will be fully forgiven if the funds are used for payroll costs, interest on mortgages, rent, and utilities, with at least 60% being used for payroll. The Company used the funds for these expenses and applied for loan forgiveness of the PPP funds. Should the loans be forgiven, the forgiven loan balance will be recognized as income at that time. During the six months ended December 31, 2021, the Company received forgiveness for the first PPP loan of $2,599 and recognized as Other income, net during the six months ended December 31, 2021. The second PPP loan has not been forgiven as of December 31, 2021. No collateral or personal guarantees were required for the loan. These PPP loans would bear an interest rate of 1% and a maturity of two years, which can be extended to up to five years if the Company and the lender agree. The Company accounts for the loans as debt subject to the accounting guidance in ASC 470, Debt.

As of December 30, 2021, future principal payments on debt were as follows:

Year Ended June 30,
2022 (remaining)	$5,500
2023	42,008
2024	5,704
2025	6,285
2026	1,669
Total future payments on debt obligations	$61,166

7. Commitments and Contingencies

Operating Leases

The Company’s operating lease portfolio currently consists of office space leases. The Company leases its office headquarters under a non-cancellable operating lease expiring in March 2023.

Future minimum payments related to operating leases as of December 31, 2021, are as follows:

Year Ended June 30,	Operating Leases
2022 (remainder)	$109
2023	65
Total minimum lease payments	$174

Total rent expense in the statements of operations, was $200 and $71 for the six months ended December 31, 2021 and 2020 respectively.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

7. Commitments and Contingencies (cont.)

Warranties, Indemnification, and Contingencies

The Company enters into service level agreements with customers which warrant defined levels of uptime and support response times and permit those customers to receive credits for prepaid amounts in the event that those performance and response levels are not met. In the six months ended December 31, 2021 and 2020, the Company has incurred costs to refurbish customer tablets of $1,974 and $1,867, respectively, recorded in cost of revenue in the Company’s consolidates statement of operations and comprehensive loss. In connection with the service level agreements, the Company has recorded $521 and $1,166 in accrued liabilities in the consolidated financial statements for expected repair costs for customer tablets currently in the Company’s return merchandise authorization process as of December 31, 2021 and June 30, 2021, respectively.

In the ordinary course of business, the Company enters into contractual arrangements under which the Company agrees to provide indemnification of varying scope and terms to business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, intellectual property infringement claims made by third parties, and other liabilities relating to or arising from the Company’s platform or the Company’s acts or omissions. In these circumstances, payment may be conditional on the other party making a claim pursuant to the procedures specified in the particular contract. Further, the Company’s obligations under these agreements may be limited in terms of time and/or amount, and in some instances, the Company may have recourse against third parties for certain payments.

In addition, the Company has agreed to indemnify the Company’s directors and executive officers for costs associated with any fees, expenses, judgments, fines, and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by the Company, arising out of that person’s services as the Company’s director or officer or that person’s services provided to any other company or enterprise at the Company’s request. The Company maintains director and officer insurance coverage that may enable the Company to recover a portion of any future amounts paid.

Legal Proceedings

In the ordinary course of business, the Company may be subject from time to time to various proceedings, lawsuits, disputes, or claims. The Company makes a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These estimates are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, estimated settlements, legal rulings, advice of legal counsel, and other information and events pertaining to a particular matter. In general, the resolution of a legal matter could be material to the Company’s financial condition or cash flows, or both, or could otherwise adversely affect the Company’s operating results. The outcomes of legal proceedings and other contingencies are, however, inherently unpredictable, and subject to significant uncertainties. At this time, the Company does not have any such matters that, if resolved unfavorably, would have a material impact on its financial condition, results of operations or cash flows.

8. Loss on Infrequent Product Repairs

In the six months ended December 31, 2021 and 2020, the Company experienced an increase in hardware returned for repair or replacement using a Return Merchandise Authorization (“RMA”). While the Company has incurred RMA charges in the past, the volume of repair charges was extremely unusual and very high due to a liquid ingress issue resulting from COVID-19 related actions by the Company’s customers. The Company’s devices failed primarily due to the use of extremely strong commercial disinfectant solutions by the Company’s customers to clean the hardware devices as a mandatory precaution protocol due to COVID-19. Due to use of commercial cleaning products, the solution leaked into the hardware causing significant damage to the devices and requiring replacement of such devices.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

8. Loss on Infrequent Product Repairs (cont.)

The standard warranty the Company provides covers regular wear and tear and does not cover any damage caused by mishandling of the product. However, given the nature of issues, the Company, in order to prevent disruption to the Company’s customers’ businesses, has incurred approximately $463 and $664 of repair and replacement expenses related to this issue during the six months ended December 31, 2021 and 2020, respectively. The Company provided repair and replacement of its hardware devices to all of its customers as a one-time only offer due to COVID-19. The Company has also made a claim to recover the costs from its third-party subcontractor who manufactures the hardware; however, the claim is in legal arbitration the outcome of which is pending determination.

9. Stockholders’ Deficit

Convertible Preferred Stock

	December 31, 2021 and June 30, 2021					Common Stock Issuable Upon Conversion
	Original Issue Price	Shares Authorized	Shares Outstanding	Net Carrying Value	Liquidation Preference
Series A	$0.3017	9,410,799	8,621,800	$2,567	$2,601	8,621,800
Series AA-1	9.3597	1,131,190	1,024,349	9,520	9,588	1,024,349
Series AA-2	3.3215	169,083	169,083	546	562	169,083
Series B	0.9959	10,364,829	10,364,829	10,131	10,322	10,364,829
Series B-1	0.6711	4,619,282	4,619,282	3,100	3,100	4,619,282
Series C	6.6080	3,026,634	1,513,316	9,965	10,000	1,513,316
Series C-1	5.2864	2,030,761	2,030,761	10,735	10,735	2,030,761
Total		30,752,578	28,343,420	$46,564	$46,908	28,343,420

As any liquidation event must first be approved by the Board, which is controlled by the Company and its common stockholders, the convertible preferred stock is classified as permanent equity in the Company’s consolidated balance sheets as of December 31, 2021 and June 30, 2021. The rights, preferences, privileges, restrictions, and other matters relating to the preferred stock are set forth in the Company’s Amended and Restated Certificate of Incorporation dated July 21, 2020, as amended, and are summarized in the Company’s financial statements and related notes for the fiscal year ended June 30, 2021.

Common Stock

The Company is authorized to issue two classes of common stock: 50,674,000 shares of common stock and 665,368 shares of non-voting common stock as of December 31, 2021, and 50,674,000 shares of common stock and 165,368 shares of non-voting common stock as of June 30, 2021, each with a par value of $0.001 per share. As of December 31, 2021, the Company has 5,149,552 shares of common stock outstanding and 165,368 shares of non-voting common stock outstanding. As of June 30, 2021, the Company has 4,966,986 and 4,869,078 shares of common stock outstanding, respectively, and 165,368 shares of non-voting common stock outstanding. The holders of common stock shall have the right to one vote for each share of common stock held. The holders of non-voting common stock do not have the right to vote on any matter. The Company’s common stock and non-voting common stock share all characteristics with the exception of voting rights.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

9. Stockholders’ Deficit (cont.)

The Company has the following shares of common stock reserved for future issuance:

As of December 31, 2021
Conversion of convertible preferred stock	28,343,420
Warrants to purchase common stock	3,852,930
Warrants to purchase non-voting common stock	500,000
Warrants to purchase convertible preferred stock	1,518,693
Conversion of convertible notes(1)	4,400,645
Options to purchase common stock	14,839,663
Stock options available for future grants	665,235
54,120,586

____________

(1)      Shares reserved for common stock upon settlement of convertible notes into preferred shares and conversion of such preferred shares into common shares assumes that the notes are settled into preferred shares under the next financing scenario and are converted into common shares on a one for one basis. The ultimate number of shares to be issued is dependent on the Company’s fully diluted capitalization at the time of conversion and the occurrence of a next financing event or a public liquidity event prior to maturity.

10. Warrants

Since inception, the Company has issued warrants to purchase convertible preferred and common stock in conjunction with various debt financings.

The Company accounts for its warrants in accordance with ASC 815-40 as either liabilities or as equity instruments depending on the specific terms of the warrant agreement. Warrants are classified as liabilities when there is variability in the number of shares, and when the variability is not related to an implicit or explicit input to the valuation of the Company. Liability-classified warrants are remeasured at each reporting date until settlement, with changes in the fair value recognized in change in fair value of warrants and convertible promissory notes in the statement of operations and comprehensive loss. Warrants that meet the fixed-for-fixed criteria or contain variability related to an implicit or explicit input to the valuation of the Company are classified as equity instruments. Warrants classified as equity instruments are initially recognized at fair value and are not subsequently remeasured.

Convertible Preferred Stock Warrants

The following tables represents the warrants on convertible preferred stock outstanding:

	As of December 31, 2021
	Expiration date	Exercise Price	Number of Shares	Term (years)	Classification
Series A	March 2026	$0.30	220,263	10	Equity
Series A	March 2026	$7.49	71,553	10	Liability
Series AA-1	March 2026	$7.49	106,841	10	Liability
Series A	July 2027	$0.30	497,183	10	Liability
Series C	[A]	$6.61	224,909	[A]	Equity
Series C	January 2031	$6.61	34,050	10	Liability
Series C-1	March 2031	$5.29	363,894[B]	10	Liability
Total			1,518,693

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

10. Warrants (cont.)

	As of June 30, 2021
	Expiration date	Exercise Price	Number of Shares	Term (years)	Classification
Series A	March 2026	$0.30	220,263	10	Equity
Series A	March 2026	$7.49	71,553	10	Liability
Series AA-1	March 2026	$7.49	106,841	10	Liability
Series A	July 2027	$0.30	497,183	10	Liability
Series C	[A]	$6.61	224,909	[A]	Equity
Series C	January 2031	$6.61	34,050	10	Liability
Series C-1	March 2031	$5.29	363,894[B]	10	Liability
Total			1,518,693

____________

[A] — Warrants will expire at the earliest of a consummation of an acquisition and one year after the effective date of a registration statement for an initial public offering.

[B] — Warrant has the option of being converted into a variable number of shares based on the class of shares that the warrant is exercised at the discretion of the warrant holder. The Company notes the most likely conversion is to Series C-1 Preferred Stock and have calculated the number of shares as the quotient of the aggregate warrant intrinsic value of $1,925 over the exercise price of $5.29 as of December 31, 2021 and June 30, 2021.

Common Stock Warrants

The following tables represents the warrants on common stock outstanding:

	As of December 31, 2021
	Expiration date	Exercise Price	Number of Shares	Term (years)	Classification
Common	[C]	$6.32	15,818	7	Equity
Common	[C]	$6.32	51,407	7	Equity
Common	[C]	$6.32	20,563	7	Equity
Common	March 2026	$7.49	104,284	10	Liability
Common	October 2027	$0.30	175,288	10	Equity
Common	[D]	$0.01	3,485,570	[D]	Liability
Non-voting Common	June 2028	$0.01	500,000[E]	6.7	Equity
Total			4,352,930
	As of June 30, 2021
	Expiration date	Exercise Price	Number of Shares	Term (years)	Classification
Common	[C]	$6.32	15,818	7	Equity
Common	[C]	$6.32	51,407	7	Equity
Common	[C]	$6.32	20,563	7	Equity
Common	March 2026	$7.49	104,284	10	Liability
Common	October 2027	$0.30	175,288	10	Equity
Common	[D]	$0.01	3,478,068	[D]	Liability
Total			3,845,428

____________

[C] — Warrants expire at the greater of 7 years from the effective date or 5 years from the effective date of a registration statement for an initial public offering.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

10. Warrants (cont.)

[D] — Warrants are exercisable after the conversion of the related convertible notes and will expire, if not exercised, at the earliest of a public liquidity event, the effective date of a registration statement for an initial public offering and 5 years from the issuance date. Warrants are exercisable for a variable number of shares dependent on the fully diluted capitalization and are estimated at each reporting date.

[E] — Warrants were issued in October 2021 and are exercisable contingent on rollouts of the Company’s products and services to the warrant holder. Number of shares represents the maximum number of shares to be issued to the warrant holder of 500,000, all of which remained contingent as of December 31, 2021.

11. Stock-Based Compensation

On November 7, 2018, the Company adopted a new equity incentive plan (“2018 Plan”) which replaced the 2008 Stock Incentive Plan (“2008 Plan” or “Prior Plan”). As of December 31, 2021 and June 30, 2021, the number of shares of common stock reserved for issuance under the 2018 Plan includes 1,165,235 and 767,017, respectively.

The Board of Directors may grant incentive and non-statutory stock options to employees, outside directors, investors and consultants at an exercise price of not less than 100% of the fair market value, as determined by the Board of Directors, at the date of grant. Stock options vest ratably over periods determined by the Board of Directors, generally 4 years, and expire no later than ten years from the date of grant. For options subject to the one-year cliff, the expense is recognized as 25% of the total option value, which is recognized on a straight-line basis over the first year and remaining option expense continues to be recognized straight-line as vesting occurs monthly thereafter. The Company did not grant performance awards in the six months ended December 31, 2021 and 2020.

In the event of voluntary or involuntary termination of employment with the Company for any reason, with or without cause, all unvested options are forfeited and all vested options must be exercised within a 90-day period the 2018 Plan and within a 30-day period under the 2008 Plan or they are forfeited.

The following summary of the equity incentive plan activity for the six months ended December 31, 2021 is shown collectively for the 2018 Plan and the 2008 Plan:

	Options Available for Grant	Number of Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Balance – June 30, 2021	767,017	14,920,447	$0.52	7.64	—
Vested and expected to vest at June 30, 2021	—	14,178,707	$0.52	7.64	—
Authorized	500,000	—	—	—	—
Granted	(396,939)	396,939	$3.83	9.38	—
Exercised	—	(182,566)	$0.32	2.48	—
Forfeited and expired	295,157	(295,157)	$1.15	—	—
Balance – December 31, 2021	1,165,235	14,839,663	$0.60	7.21	—
Vested and expected to vest at December 31, 2021	—	14,097,923	$0.60	7.21	$82,033
Exercisable at December 31, 2021	—	9,548,142	$0.22	6.30	$56,459

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

11. Stock-Based Compensation (cont.)

The options vested and expected to vest excludes 741,740 performance-based awards, for which the performance conditions were not probable of being achieved at December 31, 2021. The aggregate intrinsic value of options exercised during the six months ended December 31, 2021 was $1,061. The weighted average grant date fair value of granted options during the six months ended December 31, 2021 was $3.32.

Significant Assumptions used in Estimating Option Fair Value and Stock-Based Compensation Expense

The Company estimated the fair values of each option awarded on the date of grant using the Black-Scholes-Merton option pricing model utilizing the assumptions noted below.

•        Risk-free interest rate — The risk-free interest rate was calculated using the average of the published interest rates of U.S. Treasury zero-coupon issues with maturities that approximate the expected term. The dividend yield assumption is zero as the Company has no history of, nor plans to distribute, dividend payments.

•        Expected term — The expected term of the options is based on the average period the stock options are expected to remain outstanding, calculated as the midpoint of the options vesting term and the contractual expiration period, as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

•        Expected volatility — The expected stock price volatility for the Company’s stock was determined by examining the historical volatilities of the Company’s industry peers as the Company did not have any trading history of its common stock.

•        Expected dividend yield — The dividend yield assumption is zero as the Company has no history of, nor plans to distribute, dividend payments.

The assumptions used under the Black-Scholes-Merton option pricing model and the weighted average calculated value of the options granted to employees are as follows:

Six Months Ended December 31, 2021
Risk-free interest rate	1.00% – 1.06%
Expected term (years)	6.10 – 6.51
Expected volatility	45.84% – 46.15%
Expected dividend yield	—%

Stock-based compensation expense, excluding stock-based compensation in capitalized software, related to employees was $948 and $103 for the six months ended December 31, 2021 and 2020, respectively. During the six months ended December 31, 2021 and 2020, there was no stock-based compensation expense recognized related to performance-based awards as the performance conditions were not probable of being achieved. Total expense to be recognized over the requisite service period once the performance condition is deemed probable is $775.

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

11. Stock-Based Compensation (cont.)

Stock-based compensation expense, excluding stock-based compensation in capitalized software, by function is as follows:

	Six Months Ended December 31,
	2021	2020
Research and development	$250	$55
Sales and marketing	213	20
General and administrative	485	28
	$948	$103

The weighted-average grant date fair value of options vested during the six months ended December 31, 2021 was $0.68. As of December 31, 2021, the unrecognized stock-based compensation expense related to outstanding unvested stock options was $5,383, which is expected to be recognized over a weighted-average period of 1.70 years.

12. Income Taxes

The Company is subject to U.S. federal, state, and local corporate income taxes.

The Company’s effective tax rate was (0.15)% and (0.04)% for the six months ended December 31, 2021 and 2020. During the six months ended December 31, 2021, the Company recorded $24 of income tax expense, which was related to state taxes in various jurisdictions. This compares to $10 of state tax expense recorded for the six months ended December 31, 2020.

13. Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the periods presented:

	Six Months Ended December 31,
	2021		2020
	Voting	Non-Voting	Voting	Non-Voting
Numerator:
Net loss attributable to common stockholders, basic and diluted	$(56,553)	$(1,862)	$(10,204)	$(344)
Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	5,022,134	165,368	4,902,657	165,368
Net loss per share attributable to common stockholders, basic and diluted	$(11.26)	$(11.26)	$(2.08)	$(2.08)

Basic and diluted net loss per share are the same for each class of common stock because they are entitled to the same liquidation and dividend rights.

The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive are as follows:

E LA CARTE, INC.
(dba PRESTO)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

13. Net Loss Per Share (cont.)

	Six Months Ended December 31,
	2021	2020
Convertible preferred stock	28,343,420	28,343,420
Stock options	14,839,663	11,180,666
Convertible preferred stock warrants	1,518,693	1,120,749
Convertible notes	4,400,645	851,602
Common stock warrants	3,852,930	689,080
Non-Voting Common stock warrants	500,000	—
Total net loss per share attributable to common stockholders, basic and diluted	53,455,351	42,185,517

The Company’s stock options includes 741,740 of performance-based awards.

14. Related Party Transactions

The Company has certain convertible promissory notes and embedded warrants with entities in which a member of the Company’s board of directors is an officer of the entity and has a financial interest in the entity (“affiliated entities”). In fiscal year 2021, the Company issued $4,500 of convertible promissory notes to the affiliated entities as part of the July 2020 Notes and the Q3 2021 Notes. Refer to Note 6 for further details on settlement of the July 2020 Notes and the Q3 2021 Notes.

The Company has elected the fair value option for its convertible promissory notes and embedded warrants. As of December 31, 2021 and June 30, 2021 $15,334 and $6,449, respectively, of the Company’s convertible promissory notes and embedded warrants balance is due to a related party, of which $15,334 and $3,583, respectively, are due within 12 months.

15. Subsequent Events

The Company has evaluated subsequent events after the balance sheet date through March 11, 2022 the date the financial statements were available to be issued.

In January 2022, the Company amended its July 2020 Notes to extend the maturity date to the earlier of (a) March 31, 2022 or (b) an event of default.

In February 2022, the Company issued a convertible promissory note in the amount of $25,663 with an annual interest rate of 5%. Of the proceeds of the issuance, $20,663 was used to repay the June 2021 Notes.

On March 11, 2022, the Company entered into a loan and security agreement (the “Lago Loans”) with Lago Innovation Fund II, LLC (“Lago”), which provided the Company with proceeds of $12.6 million. The Lago Loans are comprised of two separate commitment amounts of $6.3 million, the commitments of which terminate on March 11, 2023. The Lago Loans bear cash interest at a rate equal to the greater of (i) 1.0% and (ii) LIBOR, plus 12.0%, and accrue paid-in-kind interest on the principal amounts thereof at a rate of 2.0%. The Lago Loans mature 12 months after the funding of such loans. The Lago Loans contain financial covenants that require the maintenance of unrestricted cash plus accounts receivable balances and the achievement of semiannual bookings targets. All of the obligations under the Lago Loans are secured by liens on substantially all of the Company’s assets, subject to certain exceptions and permitted liens as described in the Lago Loans, and are subordinated to the Horizon Loan.

Annex A-1

EXECUTION VERSION

DATED NOVEMBER 10, 2021

AGREEMENT AND PLAN OF MERGER

AMONG

VENTOUX CCM ACQUISITION CORP.,
AS ACQUIROR

VENTOUX MERGER SUB I INC.
AS FIRST MERGER SUB

VENTOUX MERGER SUB II LLC
AS SECOND MERGER SUB

AND

E LA CARTE, INC.
AS THE COMPANY

Annex A-1-i

Annex A-1-ii

Annex A-1-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of November 10, 2021, is entered into by and among Ventoux CCM Acquisition Corp., a Delaware corporation (“Acquiror”), Ventoux Merger Sub I Inc., a Delaware corporation (“First Merger Sub”), Ventoux Merger Sub II LLC, a Delaware limited liability company (“Second Merger Sub”) and E La Carte, Inc., a Delaware corporation (the “Company”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I of this Agreement.

RECITALS

WHEREAS, Acquiror is a blank check company incorporated to acquire one or more operating businesses through a Business Combination;

WHEREAS, each of First Merger Sub and Second Merger Sub is a newly formed, wholly owned, direct subsidiary of Acquiror, and was formed for the sole purpose of the Mergers;

WHEREAS, subject to the terms and conditions hereof, at the Closing: (a) First Merger Sub is to merge with and into the Company pursuant to the First Merger, with the Company surviving as the Surviving Entity; and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Entity will merge with and into Second Merger Sub pursuant to the Second Merger, with Second Merger Sub surviving as the Surviving Company;

WHEREAS, the respective boards of directors or similar governing bodies of each of Acquiror, First Merger Sub, Second Merger Sub and the Company have each approved and declared advisable the Transactions upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”);

WHEREAS, in connection with the Transactions, Acquiror has entered into subscription agreements (each, as amended or modified from time to time, a “Subscription Agreement”) with the Investors pursuant to which, and on the terms and subject to the conditions of which, such Investors agreed to purchase from Acquiror, as applicable, (i) shares of Acquiror Common Stock and (ii) convertible debt securities of Acquiror and warrants to purchase shares of Acquiror Common Stock, for a total $70,000,000 (the “Base Subscription Amount”) in gross proceeds to Acquiror, such purchases to be consummated prior to or substantially concurrently with the Closing;

WHEREAS, the Company shall have the right hereunder to elect to approve new Subscription Agreements in amounts in excess of the Base Subscription Amount;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Sponsor Parties (as defined therein) have entered into that certain Sponsor Agreement with Acquiror and the Company, dated as of the date hereof (the “Sponsor Agreement”), pursuant to which, among other things, the Sponsor Parties have agreed, on the terms and subject to the conditions set forth therein, to (i) vote all of their shares of Acquiror Common Stock in favor of the approval and (to the extent applicable) adoption of this Agreement and the transactions contemplated hereby; (ii) the transfer restrictions contained therein; (iii) not effect any sale or distribution of any Acquiror Common Stock held by such stockholders; and (iv) subject a portion of their shares of Acquiror Common Stock to certain vesting and forfeiture conditions;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, certain stockholders of the Company have entered into that certain Support Agreement, dated as of the date hereof (the “Support Agreement”), with Acquiror and the Company;

WHEREAS, pursuant to the Acquiror Organizational Documents, Acquiror shall provide an opportunity to its stockholders to have their Acquiror Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the Acquiror Organizational Documents, the Trust Agreement, and the Proxy Statement in conjunction with, inter alia, obtaining approval from the stockholders of Acquiror for the Business Combination (the “Offer”);

Annex A-1-1

WHEREAS, prior to the consummation of the Transactions, the Acquiror shall, subject to obtaining the Acquiror Stockholder Approval, adopt the amended and restated certificate of incorporation (the “Acquiror A&R Charter”) in the form set forth on Exhibit A, to provide for, among other things, an increase to the number of Acquiror’s authorized shares of Acquiror Common Stock in connection with the Transactions;

WHEREAS, prior to the consummation of the Transactions, the Acquiror shall adopt the amended and restated bylaws (the “Acquiror A&R Bylaws”) in the form set forth on Exhibit B;

WHEREAS, prior to the consummation of the Transactions, the Acquiror shall, subject to obtaining the Acquiror Stockholder Approval, adopt an equity incentive plan in a form mutually agreed to by Acquiror and the Company (the “Acquiror Incentive Plan”);

WHEREAS, prior to the consummation of the Transactions, the Acquiror shall, subject to obtaining the Acquiror Stockholder Approval, adopt an employee stock purchase plan in a form mutually agreed to by Acquiror and the Company (the “Acquiror ESPP”);

WHEREAS, prior to the consummation of the Transactions, the Acquiror, the Sponsors, certain of the members of the Sponsors and certain former stockholders of the Company shall enter into an Amended and Restated Registration Rights Agreement in substantially the form set forth on Exhibit C (the “Registration Rights Agreement”); and

WHEREAS, each of the parties intends that, for U.S. federal income tax purposes, (i) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986 (the “Code”) and the Treasury Regulations promulgated thereunder and (ii) the First Merger and the Second Merger, taken together, shall constitute an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Acquiror, First Merger Sub, Second Merger Sub and the Company agree as follows:

Article I

CERTAIN DEFINITIONS

Section 1.01        Definitions. As used herein, the following terms shall have the following meanings:

“Acquiror” has the meaning specified in the preamble hereto.

“Acquiror A&R Charter” has the meaning specified in the recitals hereto.

“Acquiror Affiliate Agreement” has the meaning specified in Section 5.19.

“Acquiror and Merger Sub Representations” means the representations and warranties of each of Acquiror, First Merger Sub and Second Merger Sub expressly and specifically set forth in Article V of this Agreement, and the certificates delivered by Acquiror at Closing hereunder, in each case, as qualified by the Schedules. For the avoidance of doubt, the Acquiror and Merger Sub Representations are solely made by Acquiror, First Merger Sub and Second Merger Sub.

“Acquiror Board” means the board of directors of Acquiror.

“Acquiror Common Stock” means Acquiror’s Common Stock, par value $0.0001 per share.

“Acquiror Cure Period” has the meaning specified in Section 10.01(c).

“Acquiror ESPP” has the meaning specified in the recitals hereto.

“Acquiror Incentive Plan” has the meaning specified in the recitals hereto.

“Acquiror Material Adverse Effect” means any change, event or effect that would have a material adverse effect: on the ability of Acquiror, First Merger Sub or Second Merger Sub to enter into and perform its obligations under this Agreement and the other agreements, certificates and documents referenced herein and consummate

Annex A-1-2

the Transactions and the other transactions contemplated by such other agreements, certificates and documents; provided, however, that in no event would any redemption of Acquiror Common Stock made in accordance with the Certificate of Incorporation, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an “Acquiror Material Adverse Effect”, in each case, solely with respect to such redemption.

“Acquiror Organizational Documents” means the Certificate of Incorporation and Acquiror’s bylaws, in each case as may be amended from time to time in accordance with the terms of this Agreement.

“Acquiror Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Acquiror.

“Acquiror Private Placement Warrant” means a warrant entitling the holder to purchase one share of Acquiror Common Stock per warrant.

“Acquiror Right” means a right entitling the holder to receive one twentieth (1/20th) of a share of Acquiror Common Stock per right.

“Acquiror SEC Reports” has the meaning specified in Section 5.10(a).

“Acquiror Stockholder” means a holder of Acquiror Common Stock.

“Acquiror Stockholder Approval” has the meaning specified in Section 5.02(b).

“Acquiror Unit” means one share of Acquiror Common Stock and one Acquiror Warrant.

“Acquiror Warrant” means a warrant entitling the holder to purchase one-half of one share of Acquiror Common Stock per warrant.

“Action” means any claim, action, suit, assessment, arbitration or proceeding, in each case that is by or before any Governmental Authority.

“Additional Proposal” has the meaning specified in Section 8.02(b).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

“Agreement” has the meaning specified in the preamble hereto.

“Amendment Proposal” has the meaning specified in Section 8.02(b).

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time, and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Combination” has the meaning ascribed to such term in the Certificate of Incorporation.

“Business Combination Proposal” has the meaning set forth in Section 7.11.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or San Francisco, California are authorized or required by Law to close.

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Acquiror, filed with the Secretary of State of the State of Delaware on December 23, 2020, and as subsequently amended from time to time.

Annex A-1-3

“Certificates of Merger” has the meaning specified in Section 2.02.

“Change in Recommendation” has the meaning specified in Section 8.02(f).

“Claim” means any demand, claim, action, legal, judicial or administrative proceeding (whether at law or in equity) or arbitration.

“Closing” has the meaning specified in Section 2.04.

“Closing Date” has the meaning specified in Section 2.04.

“Code” has the meaning specified in the Recitals hereto.

“Company” has the meaning specified in the preamble hereto.

“Company Acquisition Proposal” means any written or bona fide oral inquiry, indication of interest, proposal or offer (other than an offer, indication of interest or proposal made or submitted by or on behalf of Acquiror or any of its Affiliates) contemplating or otherwise relating to any Company Acquisition Transaction.

“Company Acquisition Transaction” means any transaction or series of related transactions (other than the Transactions or other transactions in the ordinary course of business) involving, directly or indirectly: (i) any merger, consolidation, amalgamation, share exchange, business combination, acquisition, recapitalization, dissolution, liquidation, reorganization or other similar transaction involving the sale or disposition of (A) the Company or (B) any of its Subsidiaries holding assets constituting, individually or in the aggregate, 20% or more of the consolidated assets of the Company and its Subsidiaries; (ii) any issuance, sale, pledge, disposal of, transfer or encumbrance of any securities (or instruments convertible into or exercisable or exchangeable for, such securities) of the Company or any of its Subsidiaries, other than issuances, sales, pledges, disposals, transfers or encumbrances of securities (or instruments convertible into or exercisable or exchangeable for, such securities) expressly permitted by Section 6.01; (iii) any transaction (x) in which any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 20% or more of the outstanding voting power of the Company or any of its Subsidiaries; or (y) in which the Company or any of its Subsidiaries issues, transfers, sells or pledges securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 20% or more of the outstanding voting power of the Company or any of its Subsidiaries (after giving effect to such transaction); (iv) any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquiring beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for such securities) representing 20% or more of the outstanding voting power of the Company or any of its Subsidiaries; or (v) any combination of the foregoing types of transaction if the sum of the percentage of the voting power of the Company or any of its Subsidiaries or of the revenues, income or assets of the Company or any of its Subsidiaries involved is 20% or more.

“Company Affiliate Agreement” has the meaning specified in Section 4.21.

“Company Benefit Plan” has the meaning specified in Section 4.13.

“Company Board” means the board of directors of the Company.

“Company Certificate” has the meaning specified in Section 3.05(a).

“Company Common Stock” has the meaning specified in Section 4.06.

“Company Convertible Notes” means the convertible debt securities issued by the Company in favor of certain investors, the terms of which provide for the conversion into, or exchange for, Company Common Stock or Company Preferred Stock.

“Company Cure Period” has the meaning specified in Section 10.01(b).

“Company Equity Awards” means Company Options and any other awards granted under the Company Stock Plans.

Annex A-1-4

“Company Intellectual Property” means all Owned Intellectual Property and all Intellectual Property used in or necessary for the conduct of the businesses of the Company and its Subsidiaries, as currently conducted.

“Company Merger Shares” means the number of shares of Acquiror Common Stock equal to the quotient determined by dividing (a) the Company Valuation by (b) $10.00.

“Company Non-Voting Common Stock” means a share of the Company’s non-voting common stock, par value $0.001 per share.

“Company Option” means each option to purchase shares of Company Common Stock issued under any agreement with the Company, including the Company Stock Plans, whether vested or unvested, outstanding and unexercised immediately prior to Closing.

“Company Outstanding Shares” means, without duplication, (a) the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to Company Common Stock basis, and including, without limitation, (i) the number of shares of Company Common Stock issuable upon conversion of the Company Preferred Stock and Company Convertible Notes pursuant to Section 3.01(a) and Section 3.01(b), and the exercise of Company Warrants, respectively, and (ii) the number of shares of Company Common Stock subject to unexpired, issued and outstanding Company Options as of immediately prior to the Effective Time, minus (b) (i) the total number of shares of Company Common Stock, issued or issuable in connection with the Permitted Acquisitions, (ii) Excluded Shares outstanding immediately prior to the Effective Time and (iii) the Dissenting Shares.

“Company Preferred Stock” means the shares of (a) Company Series A Preferred Stock, (b) Company Series AA-1 Preferred Stock, (c) Company Series AA-2 Preferred Stock, (d) Company Series B Preferred Stock, (e) Company Series B-1 Preferred Stock, (f) Company Series C Preferred Stock and (g) Company Series C-1 Preferred Stock.

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article IV of this Agreement, and the certificates delivered by the Company at Closing hereunder, in each case, as qualified by the Schedules. For the avoidance of doubt, the Company Representations are solely made by the Company.

“Company Requisite Approval” means the vote of holders of Company Stock required to approve the adoption of this Agreement and approval of the transactions contemplated hereby, including the authorization of the Mergers, the Proposals, and all other transactions contemplated hereby, as determined in accordance with applicable Law and the organizational documents of the Company.

“Company Series A Preferred Stock” means the shares of Series A Preferred Stock, par value $0.001 per share, of the Company.

“Company Series AA-1 Preferred Stock” means the shares of Series AA-1 Preferred Stock, par value $0.001 per share, of the Company.

“Company Series AA-2 Preferred Stock” means the shares of Series AA-2 Preferred Stock, par value $0.001 per share, of the Company.

“Company Series B Preferred Stock” means the shares of Series B Preferred Stock, par value $0.001 per share, of the Company.

“Company Series B-1 Preferred Stock” means the shares of Series B-1 Preferred Stock, par value $0.001 per share, of the Company.

“Company Series C Preferred Stock” means the shares of Series C Preferred Stock, par value $0.001 per share, of the Company.

“Company Series C-1 Preferred Stock” means the shares of Series C-1 Preferred Stock, par value $0.001 per share, of the Company.

Annex A-1-5

“Company Software” means all Software used in or necessary for conduct of the businesses of the Company and its Subsidiaries, as currently conducted.

“Company Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Stock Plans” means the Company’s 2008 Stock Incentive Plan and the Company’s 2018 Equity Incentive Plan.

“Company Stockholder” means the holder of either a share of Company Common Stock or a share of Company Preferred Stock.

“Company Stockholders Meeting” means a special meeting of the Company Stockholders to be held to consider the adoption of this Agreement pursuant to Section 8.03(b).

“Company Valuation” means $800,000,000.

“Company Voting Common Stock” means a share of the Company’s voting common stock, par value $0.001 per share.

“Company Warrants” means the warrants of the Company to purchase Company Common Stock or Company Preferred Stock.

“Confidentiality Agreement” has the meaning specified in Section 11.09.

“Consent Solicitation Statement” means the consent solicitation statement with respect to the solicitation by the Company of the Company Requisite Approval.

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders (other than any Company Benefit Plans).

“Copyleft Terms” has the meaning specified in Section 4.11(h).

“D&O Tail” has the meaning specified in Section 7.02(b).

“DGCL” has the meaning specified in the Recitals hereto.

“Dissenting Shares” has the meaning specified in Section 3.11.

“Earnout Participants” means holders of (i) shares of Company Common Stock outstanding immediately prior to the Effective Time, after giving effect to the conversion of Company Preferred Stock in accordance with Section 3.01(a) and each share of Company Stock delivered in satisfaction of Company Warrants exercised prior to the Effective Time and in connection with the conversion of the Company Convertible Notes, and (ii) Company Equity Awards outstanding immediately prior to the Effective Time and held by any active employee of the Company as of immediately prior to the Closing, in each case with an Earnout Pro Rata Portion in excess of zero (0).

“Earnout Pro Rata Portion” means, with respect to each Earnout Participant:

(a)         in the case of a holder of outstanding shares of Company Common Stock as of immediately prior to the Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of Acquiror Common Stock into which such holder’s shares of Company Common Stock are converted into in accordance with Section 3.01(c)(i) (including shares issued in connection with the conversion of the Company Convertible Notes) divided by (ii) the sum of (x) the total number of shares of Acquiror Common Stock into which all outstanding shares of Company Common Stock are converted in accordance with Section 3.01(c)(i) (including shares issued in connection with the conversion of the Company Convertible Notes), plus (y) the total number of shares of Acquiror Common Stock issued or issuable upon the exercise of the Exchanged Warrants and the Exchanged Options as of immediately following the Effective Time (whether vested or unvested, and on a cash exercise basis) (the “Earnout Denominator”); and

(b)         in the case of a holder of outstanding Company Warrants or Company Options (whether vested or unvested) as of immediately prior to the Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of Company Common Stock issued or issuable upon the exercise of such holder’s Exchanged Warrants or Exchanged Options, as applicable (whether vested or unvested, on a cash exercise basis),

Annex A-1-6

divided by (ii) the Earnout Denominator, in each case, with such adjustments to give effect to rounding as the Company may determine in its sole discretion; provided, however, that in no event shall the aggregate Earnout Pro Rata Portion exceed 100%.

“Earnout Shares” has the meaning specified in Section 3.07.

“Effective Time” has the meaning specified in Section 2.01.

“Employee Stock Purchase Plan Proposal” has the meaning specified in Section 8.02(b).

“Environmental Laws” means any and all applicable Laws relating to pollution, the protection of the environment (including natural resources), and the protection of human health or safety (to the extent related to exposure to Hazardous Materials), including any requiring the registration, testing, evaluation, classification or labelling of, or which prohibit or restrict in commerce, any Hazardous Material.

“ERISA” has the meaning specified in Section 4.13(a).

“ERISA Affiliate” has the meaning specified in Section 4.13(e).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means the following ratio (rounded to four decimal places): the quotient obtained by dividing (i) the Company Merger Shares by (ii) the Company Outstanding Shares.

“Exchanged Option” has the meaning specified in Section 3.02(a).

“Exchanged Warrant” has the meaning specified in Section 3.02(b).

“Excluded Share” has the meaning specified in Section 3.01(c)(ii).

“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.

“Financial Statements” has the meaning specified in Section 4.07.

“First Certificate of Merger” has the meaning specified in Section 2.02.

“First Earnout Shares” has the meaning specified in Section 3.07.

“First Merger” has the meaning specified in Section 2.02.

“First Merger Sub” has the meaning specified in the preamble hereto.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, arbitrator, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, designated, classified or defined as “hazardous,” “toxic,” or “radioactive,” or a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws, including but not limited to petroleum, petroleum by-products, petroleum products and all derivatives thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances or toxic mold.

Annex A-1-7

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Incentive Plan Proposal” has the meaning specified in Section 8.02(b).

“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (e) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (f) obligations under capitalized leases, (g) obligations under any Financial Derivative/Hedging Arrangement, (h) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (g) above and (i) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations; provided, however, that Indebtedness shall not include (w) accounts payable to trade creditors and accrued expenses arising in the ordinary course of business consistent with past practice, (x) any obligations relating to the Permitted Acquisitions and (y) expenses incurred in connection with this Agreement and the Transactions.

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition.

“Intellectual Property” means all intellectual or industrial property rights created, arising, or protected under applicable Law, in any jurisdiction, including all rights, title, and interest in and to any and all: (i) patents, patent applications, patentable inventions, invention disclosures and other patent rights (including any provisionals, extensions, divisionals, continuations, continuations-in-part, reissues, reexaminations and interferences thereof) (collectively, “Patents”); (ii) trademarks, service marks, certification marks, trade dress, trade names, taglines, social media identifiers (such as a Twitter® Handle), brand names, logos, slogans and corporate names and all other indicia of source or origin, together with all goodwill related to any of the foregoing (collectively, “Trademarks”); (iii) works of authorship (including Software, websites, and content), copyrights, mask work rights, database and design rights and all moral rights or similar attribution rights (collectively, “Copyrights”); (iv) internet domain names and internet protocol addresses; (v) trade secrets, including know-how, inventions, processes, procedures, database rights, Personal Information, customer lists, supplier lists, business plans, formulae, discoveries, methods, techniques, algorithms, source code, object code, data, databases, data analytics, ideas, designs, models, concepts, creations, confidential business information and other proprietary information and rights, in each case, to the extent it constitutes a trade secret under applicable Law (collectively, “Trade Secrets”), (vi) rights in Software; (vii) rights of publicity and privacy; (viii) rights recognized under applicable Law that are equivalent or similar to any of the foregoing; and (ix) applications, registrations, issuances, renewals, extensions or equivalents or foreign equivalents or counterparts of any of the foregoing in any jurisdiction.

“Intended Tax Treatment” has the meaning specified in the Recitals hereto.

“Interim Period” has the meaning specified in Section 6.01.

“Investor” means each Person that has committed or will commit to purchasing Acquiror Common Stock, convertible debt securities of Acquiror or warrants to purchase shares or Acquiror Common Stock pursuant to a Subscription Agreement in connection with the Transactions prior to the Closing.

Annex A-1-8

“Issuance Proposal” has the meaning specified in Section 8.02(b).

“IT Systems” means all software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches, operational technology, automated processes, information technology, and other technology equipment owned, leased, or licensed by the Company or its Subsidiaries and used in the operation of the business of the Company and its Subsidiaries as currently conducted.

“Joint Fees” means the fees incurred by Acquiror, First Merger Sub, Second Merger Sub, the Sponsors, the Company and the Company Stockholders in connection with the Transactions (i) relating to obtaining any required regulatory or governmental approvals of the Transactions (including filing fees and printer costs and expenses), and (ii) to the extent the parties hereto mutually agree to procure such report, the costs of any independent market research report that has been, or will be, obtained in connection with the Transactions.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority, including guidance issued by Treasury and the U.S. Small Business Administration.

“Leased Real Property” means all real property leased, subleased, licensed or otherwise occupied by the Company or its Subsidiaries.

“Letter of Transmittal” has the meaning specified in Section 3.05(a).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest, title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except: (a) for any restrictions arising under any applicable Securities Laws, and (b) immaterial easements, rights of way, covenants, encumbrances or restrictions that do not materially detract the value of the underlying asset or the use of the asset.

“Material Adverse Effect” means any event, change or circumstance that has had a material adverse effect on (i) the assets, business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any official interpretation thereof, (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (c) the announcement or the execution of this Agreement, the pendency or consummation of the Mergers (provided, that the exceptions in this clause (c) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 4.04 and, to the extent related thereto, the condition in Section 9.02(a)), (d) any change generally affecting any of the industries or markets in which the Company or its Subsidiaries operate or the economy as a whole, (e) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, epidemic, disease outbreak, pandemic (including the Covid-19 pandemic), weather condition, explosion fire, act of God or other force majeure event, (f) any national or international political or social conditions (including social unrest) in countries in which, or in the proximate geographic region of which, the Company operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (g) any failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets, (h) any actions (I) required to be taken, or required not to be taken, pursuant to the terms of this Agreement, other than as a result of compliance with the first sentence of Section 6.01 or (II) taken with the prior written consent of or at the prior written request of Acquiror, First Merger Sub or Second Merger Sub; provided, that clause (g) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect), except in the case of clause (a), (b), and (d), to the extent that such change does not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other industry participants (or, in the case of clauses (e) and (f), as compared to other industry participants in the same geographic areas in which the Company operates) or (ii) the ability of the Company to consummate the Transactions.

Annex A-1-9

“Material Permits” has the meaning specified in Section 4.23.

“Mergers” has the meaning specified in Section 2.02(b).

“Multiemployer Plan” has the meaning specified in Section 4.13(e).

“Nasdaq” means the Nasdaq Capital Market.

“Offer” has the meaning specified in the Recitals hereto.

“Open Source Materials” has the meaning specified in Section 4.11(f).

“Option Earnout Shares” has the meaning specified in Section 3.02(a).

“Outstanding Acquiror Expenses” has the meaning specified in Section 3.10(b).

“Outstanding Company Expenses” has the meaning specified in Section 3.10(a).

“Owned Company Software” means all Software owned or purported by the Company to be owned, in whole or in part, by the Company or any of its Subsidiaries.

“Owned Intellectual Property” means all Intellectual Property owned or purported by the Company to be owned, in whole or in part, by the Company or any of its Subsidiaries and includes the Registered Intellectual Property.

“PCAOB Financial Statements” has the meaning specified in Section 8.02(a).

“Per Share Merger Consideration” has the meaning specified in Section 3.01(c)(i).

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations, identification numbers and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Acquisitions” means, collectively, the transactions described on Schedule 1.01.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens (A) that arise in the ordinary course of business, (B) that relate to amounts not yet delinquent or (C) that are being contested in good faith through appropriate Actions and either are not material or appropriate reserves for the amount being contested have been established in accordance with GAAP, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions to the extent appropriate reserves have been established in accordance with GAAP, (iv) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (v) Standard Licenses, (vi) Liens that secure obligations that are reflected as liabilities on the balance sheet included in the Financial Statements or Liens the existence of which is referred to in the notes to the balance sheet included in the Financial Statements, (vii) in the case of Leased Real Property, matters that would be disclosed by an accurate survey or inspection of such Leased Real Property, which do not materially interfere with the current use or occupancy of any Leased Real Property, (viii) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, which do not materially interfere with the current use or occupancy of any Leased Real Property, (ix) statutory Liens of landlords for amounts that (A) are not due and payable, (B) are being contested in good faith by appropriate proceedings and either are not material or appropriate reserves for the amount being contested have been established in accordance with GAAP or (C) may thereafter be paid without penalty, (x) Liens against any landlord’s interest in any Leased Real Property and (xi) Liens described on Schedule 1.01(a) or incurred in connection with activities permitted under Section 6.01 hereof (including, for the avoidance of doubt, any refinancings of existing indebtedness of the Company and its subsidiaries).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

Annex A-1-10

“Personal Information” means any information relating to an identified or identifiable natural person. An identifiable natural person is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person.

“PPP” means the Paycheck Protection Program from the U.S. Small Business Administration.

“PPP Loan” means the loan received by the Company under the PPP on March 4, 2021.

“Proposals” has the meaning specified in Section 8.02(b).

“Proxy Statement” has the meaning specified in Section 8.02(b).

“Real Estate Documents” has the meaning specified in Section 4.18(b).

“Redeeming Stockholder” means an Acquiror Stockholder who demands that Acquiror redeem its Acquiror Common Stock for cash in connection with the transactions contemplated hereby and in accordance with the Acquiror Organizational Documents.

“Registered Intellectual Property” has the meaning specified in Section 4.11(a).

“Registration Statement” has the meaning specified in Section 8.02(b).

“Registration Statement Effective Date” has the meaning specified in Section 8.02(c).

“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, as applicable.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, lenders, debt financing sources and consultants of such Person.

“Schedules” means the disclosure schedules of the Company and its Subsidiaries and/or the disclosure schedules of the Acquiror and its Subsidiaries, as context requires.

“SEC” means the United States Securities and Exchange Commission.

“Second Certificate of Merger” has the meaning specified in Section 2.02.

“Second Earnout Shares” has the meaning specified in Section 3.07.

“Second Merger” has the meaning specified in Section 2.02.

“Second Merger Sub” has the meaning specified in the preamble hereto.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, including compilers, middleware, tools, firmware, operating systems, platforms, algorithms, interfaces, APIs, architecture, modules, test specifications, scripts, executables, libraries, and other components thereof, and (b) databases, database rights and compilations, including any and all collections of data, whether machine readable or otherwise.

“Solicitation Documents” has the meaning specified in Section 8.02(c).

“Special Meeting” has the meaning specified in Section 8.02(f).

“Sponsor Agreement” has the meaning specified in the Recitals hereto.

“Sponsors” means Ventoux Acquisition Holdings LLC, a Delaware limited liability company, and Chardan International Investments, LLC, a Delaware limited liability company.

Annex A-1-11

“Standard Inbound License” means any nonexclusive license (or software-as-a-service agreement) granted to the Company or any of its Subsidiaries (a) for uncustomized Software that is generally commercially available on generally standard terms and conditions for less than $500,000 annually, (b) for Open Source Materials, (c) to Intellectual Property that is not material to the business of the Company and its Subsidiaries pursuant to employee, contractor, service provider, or consulting agreements, (d) in the ordinary course of business for the use of a name, logo or feedback for marketing or similar purposes, (e) in nondisclosure agreements for use in evaluation and negotiation permitted by such agreements, (f) pursuant to a perpetual, irrevocable, fully paid up, royalty-free license agreement, or (g) implied by or incidental to the purchase or sale of goods or services.

“Standard Licenses” means, collectively, Standard Inbound Licenses and Standard Outbound Licenses.

“Standard Outbound License” means any nonexclusive license granted by the Company or any of its Subsidiaries (a) to its customers or distributors in the ordinary course of business, (b) to vendors and service providers for the purpose of providing the applicable services to the Company or any of its Subsidiaries, (c) in nondisclosure agreements for use in evaluation and negotiation permitted by such agreements, (d) in the ordinary course of business for the use of the Company’s or its Subsidiary’s name, or logo (or feedback that is not material to the business of the Company and its Subsidiaries) for marketing or similar purposes, or (e) implied by or incidental to the purchase or sale of goods or services.

“Subscription Agreements” has the meaning specified in the Recitals hereto.

“Subscription Proposals” has the meaning specified in Section 8.02(b).

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Support Agreement” has the meaning specified in the Recitals hereto.

“Surviving Company” has the meaning specified in Section 2.02.

“Surviving Entity” has the meaning specified in Section 2.02.

“Surviving Provisions” has the meaning specified in Section 10.02.

“Tax” means any federal, state, provincial, territorial, local, foreign and other net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, withholding, payroll, ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, customs duties, escheat, sales, use, or other tax, governmental fee or other like assessment, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto by a Governmental Authority.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Terminating Acquiror Breach” has the meaning specified in Section 10.01(c).

“Terminating Company Breach” has the meaning specified in Section 10.01(b).

“Termination Date” has the meaning specified in Section 10.01(b).

“Trade Control Laws” means any Laws related to any economic or financial sanctions or the export, import, re-export, or transfer of products, software, technical data, services or technologies, which may be imposed and enforced from time to time by the U.S. Government, including the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the U.S. Department of Commerce, or any other relevant sanctions or export control authority.

Annex A-1-12

“Trading Day” means any day on which shares of Acquiror Common Stock are actually traded on the principal securities exchange or securities market on which shares of Acquiror Common Stock are then traded.

“Transactions” means the transactions contemplated by this Agreement to occur at or immediately prior to the Closing, including the Merger.

“Treasury Regulations” means the regulations promulgated under the Code.

“Trust Account” has the meaning specified in Section 5.07(a).

“Trust Agreement” has the meaning specified in Section 5.07(a).

“Trustee” has the meaning specified in Section 5.07(a).

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by the Acquiror.

“Warrant Agreement” means that certain Warrant Agreement, dated as of December 23, 2020, between Acquiror and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent.

“Warrant Earnout Shares” has the meaning specified in Section 3.02(b).

“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

Section 1.02             Construction.

(a)         Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b)         Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c)         Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d)         The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e)         Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

Annex A-1-13

(f)          All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g)         The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than one calendar day prior to the date of this Agreement to the party to which such information or material is to be (i) provided or furnished in the virtual “data room” set up by the Company in connection with this Agreement, (ii) delivered to such party or its legal counsel via electronic mail or hard copy form or (iii) filed or furnished with the SEC by Acquiror.

Section 1.03             Knowledge. As used herein, the phrase “to the knowledge” shall mean the actual knowledge of, in the case of the Company, Rajat Suri, Ashish Gupta, Dan Mosher, Daniel Dreymann and Bill Healey, and, in the case of Acquiror, Edward Scheetz, Matthew MacDonald, Prasad Phatak and Brock Strasbourger.

Article II

THE MERGER; CLOSING

Section 2.01             Effective Times. Subject to the terms and conditions set forth in this Agreement, on the Closing Date the Company and First Merger Sub will cause the First Merger to be consummated by filing the First Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the First Certificate of Merger, being the “Effective Time”). As soon as practicable following the Effective Time and in any case on the same day as the Effective Time, the Surviving Entity and Second Merger Sub will cause the Second Merger to be consummated by filing the Second Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DLLCA (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the Second Certificate of Merger, being the “Second Effective Time”).

Section 2.02             The Merger.

(a)         Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, First Merger Sub shall be merged with and into the Company (the “First Merger”), with the Company being the surviving corporation (which is sometimes hereinafter referred to for the periods at and after the Effective Time as the “Surviving Entity”) following the First Merger and the separate corporate existence of First Merger Sub shall cease.

(b)         Upon the terms and subject to the conditions set forth in this Agreement, at the Second Effective Time, the Surviving Entity shall be merged with and into the Second Merger Sub (the “Second Merger”, and, together with the First Merger, the “Mergers”), with the Second Merger Sub being the surviving company (which is sometimes hereinafter referred to for the periods at and after the Second Effective Time as the “Surviving Company”).

Section 2.03             Effects of the Mergers.

(a)         The First Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the First Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and First Merger Sub shall vest in the Surviving Entity and all of the debts, liabilities and duties of the Company and First Merger Sub shall become the debts, liabilities and duties of the Surviving Entity.

(b)         The Second Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the Second Merger and without further act or deed, at the Second Effective Time, all of the property, rights, privileges, powers and franchises of the Surviving Entity and Second Merger Sub shall vest in the Surviving Company and all of the debts, liabilities and duties of the Surviving Entity and Second Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

Annex A-1-14

Section 2.04             Closing. Subject to the terms and conditions of this Agreement, the closing of the Mergers (the “Closing”) shall take place electronically through the exchange of documents via e-mail or facsimile on the date which is three (3) Business Days after the date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date: (a) the Company and First Merger Sub shall cause the First Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 251 and 103 of the DGCL; and (b) the Surviving Entity and Second Merger Sub shall cause the Second Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 251 and 103 of the DGCL.

Section 2.05             Registration Rights Agreement.

(a)         At the Closing, the Company will deliver or cause to be delivered to Acquiror, the Registration Rights Agreement, duly executed by the stockholders of the Company set forth in Schedule 2.05(a).

(b)         At the Closing, Acquiror will deliver or cause to be delivered to the Company, the Registration Rights Agreement, duly executed by duly authorized representatives of the Acquiror and each of the Sponsors.

Section 2.06             Certificate of Incorporation and Bylaws of the Surviving Entity, Surviving Company and Acquiror.

(a)         At the Effective Time, the certificate of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Entity, until thereafter supplemented or amended in accordance with its terms and the DGCL.

(b)         At the Second Effective Time, the certificate of formation and operating agreement of Second Merger Sub shall be the certificate of formation and operating agreement of the Surviving Company, until thereafter supplemented or amended in accordance with its terms and as provided by applicable Law, except that the name of the Surviving Company shall be a name reasonably determined by the Company.

(c)          The certificate of incorporation and bylaws of Acquiror from and after the Effective Time shall be in the form attached as Exhibit A and Exhibit B hereto, respectively (with such changes as may be agreed in writing by Acquiror and the Company), until thereafter supplemented or amended in accordance with its terms and the DGCL.

Section 2.07             Directors and Officers of the Surviving Entity and the Surviving Company.

(a)         Immediately after the Effective Time, the board of directors and executive officers of the Surviving Entity will be the board of directors and executive officers of the Company immediately prior to the Effective Time. The Company shall take all necessary action prior to the Second Effective Time such that (i) each director of the Company in office immediately prior to the Second Effective Time shall cease to be a director immediately following the Second Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Second Effective Time) and (ii) each person set forth on Schedule 2.07 shall be appointed to the board of directors of the Surviving Company, effective as of immediately following the Second Effective Time, and, as of such time, shall be the only directors of the Surviving Company (including by causing the Company Board to adopt resolutions prior to the Second Effective Time that expand or decrease the size of the Company Board, as necessary, and appoint such persons to the vacancies resulting from the incumbent directors’ respective resignations or, if applicable, the newly created directorships upon any expansion of the size of the Company Board). Each person appointed as a director of the Surviving Company pursuant to the preceding sentence shall remain in office as a director of the Surviving Company until his or her successor is elected and qualified or until his or her earlier resignation or removal.

(b)         Persons constituting the officers of the Company prior to the Effective Time shall continue to be the officers of the Surviving Entity until the earlier of their resignation or removal or until their respective successors are duly appointed.

Annex A-1-15

Article III

EFFECTS OF THE MERGERs

Section 3.01             Conversion of Securities.

(a)         Immediately prior to the Effective Time, the Company shall cause (i) each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time to be automatically converted into a number of shares of Company Common Stock at the then-effective conversion rate as calculated pursuant to Section 4.1.1 of the Certificate of Incorporation and (ii) each share of Company Non-Voting Common Stock that is issued and outstanding immediately prior to the Effective Time to be automatically converted into one share of Company Common Stock. All of the shares of Company Preferred Stock and Company Non-Voting Common Stock converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock and Company Non-Voting Common Stock, as applicable, shall thereafter cease to have any rights with respect to such securities, except the right to receive the number of Company Merger Shares and Earnout Shares into which such shares shall have been converted in the Mergers.

(b)         At the Effective Time, by virtue of the First Merger and without any action on the part of any holder of a Company Convertible Note, each Company Convertible Note that is issued and outstanding immediately prior to the Effective Time shall be canceled and converted into (i) the right to receive the applicable portion of the Company Merger Shares equal to (A) the Exchange Ratio, multiplied by (B) the number of Company Common Stock or the number of Company Common Stock into which the Company Preferred Stock converts issuable pursuant to such Company Convertible Note immediately prior to the Effective Time and (ii) its Earnout Pro Rata Portion of any Earnout Shares in accordance with Section 3.07.

(c)         At the Effective Time, by virtue of the First Merger and without any action on the part of Acquiror, First Merger Sub, Second Merger Sub, the Company or the holders of any of the following securities:

(i)          each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Company Common Stock resulting from the conversion of Company Preferred Stock and Company Convertible Notes described in Section 3.01(a) and Section 3.01(b), respectively, and all Company Common Stock issued or issuable in connection with the Permitted Acquisitions but excluding Dissenting Shares and Excluded Shares) shall be canceled and converted into the right to receive the number of shares of Acquiror Common Stock equal to the Exchange Ratio (the “Per Share Merger Consideration”);

(ii)         each share of Company Stock held in the treasury of the Company or owned by Acquiror, First Merger Sub, Second Merger Sub or the Company immediately prior to the Effective Time (each, an “Excluded Share”) shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

(iii)        each share of common stock, par value $0.0001 per share, of First Merger Sub issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall thereupon be converted into and become one validly issued fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Surviving Entity and all such shares shall constitute the only outstanding shares of capital stock of the Surviving Entity as of immediately following the Effective Time.

Section 3.02             Treatment of Company Options and Warrants

(a)         At the Effective Time, by virtue of the First Merger and without any further action on the part of any party, each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be assumed and converted into (i) an option to purchase a number of shares of Acquiror Common Stock (such option, an “Exchanged Option”) and (ii) the contingent right to receive the applicable Earnout Pro Rata Portion of Earnout Shares (which may be zero (0)) following the Closing in accordance with Section 3.07 (the “Option Earnout Shares”). As of the Effective Time, each such Exchanged Option as so assumed and converted shall be exercisable for that number of shares of Acquiror Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock issuable pursuant to such Company Option immediately prior to the Effective Time and (y) the Exchange Ratio, at an exercise price per share (rounded down to the nearest whole cent) equal to (A) the exercise price per share of such Company Option immediately

Annex A-1-16

prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Acquiror Common Stock purchasable pursuant to the Exchanged Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Exchanged Option to which Section 422 of the Code applies, the exercise price and the number of shares of Acquiror Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Exchanged Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option immediately prior to the Effective Time.

(b)         At the Effective Time, each Company Warrant that is issued and outstanding immediately prior to the Effective Time and not exercised pursuant to its terms at or immediately prior to the Effective Time, shall, in accordance with its terms, either (i) be automatically converted into a number of shares of Company Common Stock or Company Preferred Stock, as applicable, in accordance with its terms, or (ii) be assumed and converted into (A) a warrant to purchase a number of shares of Acquiror Common Stock (such warrant, an “Exchanged Warrant”) and (B) the contingent right to receive the applicable Earnout Pro Rata Portion of Earnout Shares (which may be zero (0)) following the Closing in accordance with Section 3.07 (the “Warrant Earnout Shares”). As of the Effective Time, each such Exchanged Warrant as so assumed and converted shall be exercisable for that number of shares of Acquiror Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Stock issuable pursuant to such Company Warrant immediately prior to the Effective Time and (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Warrant immediately prior to the Effective Time divided by (B) the Exchange Ratio.

Section 3.03             Effect of the Second Merger. Upon the terms and subject to the conditions of this Agreement, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of any party, any Company Stockholder, or the holders of any shares of capital stock of Acquiror, the Surviving Entity or Second Merger Sub: (a) each share of common stock of the Surviving Entity issued and outstanding immediately prior to the Second Effective Time will be cancelled and will cease to exist without any conversion thereof or payment therefor; and (b) the membership interests of Second Merger Sub outstanding immediately prior to the Second Effective Time will be converted into and become the membership interests of the Surviving Company, which will constitute all of the outstanding equity of the Surviving Company. From and after the Second Effective Time, the membership interests of the Second Merger Sub will be deemed for all purposes to represent the number of membership interests into which they were converted in accordance with the immediately preceding sentence.

Section 3.04             Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Company Common Stock, Company Preferred Stock or shares of Acquiror Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Common Stock, Company Preferred Stock or shares of Acquiror Common Stock will be appropriately adjusted to provide to the holders of Company Common Stock, Company Preferred Stock and the holders of Acquiror Common Stock the same economic effect as contemplated by this Agreement; provided, however, that this Section 3.04 shall not be construed to permit Acquiror, the Company, First Merger Sub or Second Merger Sub to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

Section 3.05             Delivery of Company Merger Shares.

(a)         Concurrently with the mailing of the Consent Solicitation Statement, Acquiror shall cause to be mailed to each holder of record of Company Stock (for the avoidance of doubt, including holders of shares of Company Common Stock resulting from the conversion of Company Preferred Stock and Company Convertible Notes described in Section 3.01(a) and Section 3.01(b), respectively, and the exercise of any Company Warrants but excluding holders of Excluded Shares), a letter of transmittal in customary form to be approved by the Company (such approval not to be unreasonably withheld, conditioned or delayed) prior to the Closing (the “Letter of Transmittal”), which shall (i) have customary representations and warranties as to title, authorization, execution and delivery and (ii) specify that delivery shall be effected, and risk of loss and title to the shares of Company Stock,

Annex A-1-17

shall pass, only upon delivery of the shares of Company Stock, to Acquiror (including all certificates representing shares of Company Stock (each, a “Company Certificate” and, collectively, the “Company Certificates”), to the extent such shares of Company Stock are certificated), together with instructions thereto.

(b)         Upon the receipt of a Letter of Transmittal (accompanied with all Company Certificates representing shares of Company Stock and the holder of such shares of Company Stock, to the extent such shares of Company Stock are certificated) duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by Acquiror, the holder of such shares of Company Stock, as applicable, shall be entitled to receive in exchange therefor, and Acquiror shall cause the delivery of, the applicable Per Share Merger Consideration in accordance with the provisions of Section 3.01. Until surrendered as contemplated by this Section 3.05(b), each share of Company Stock shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the applicable Per Share Merger Consideration that such holder is entitled to receive in accordance with the provisions of Section 3.01.

Section 3.06             Lost Certificate. In the event any Company Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if required by Acquiror, the provision by such Person of a customary indemnity against any claim that may be made against Acquiror with respect to such Company Certificate, Acquiror shall issue in exchange for such lost, stolen or destroyed Company Certificate the Per Share Merger Consideration, deliverable in respect thereof as determined in accordance with this Article III.

Section 3.07             Earnout.

(a)         If at any time from the Closing Date until the three-year anniversary of the Closing, the VWAP of Acquiror Common Stock quoted on Nasdaq is greater than or equal to $12.50 for any twenty (20) Trading Days within any thirty (30) Trading Day period, Acquiror shall promptly issue to the Earnout Participants an aggregate amount of 7,500,000 shares of Acquiror Common Stock (the “First Earnout Shares”) in accordance with their Earnout Pro Rata Portion.

(b)         If at any time from the Closing Date until the five-year anniversary of the Closing, the VWAP of Acquiror Common Stock quoted on Nasdaq is greater than or equal to $15.00 for any twenty (20) Trading Days within any thirty (30) Trading Day period, Acquiror shall promptly issue to the Earnout Participants an aggregate amount of 7,500,000 shares of Acquiror Common Stock (the “Second Earnout Shares”, and together with the First Earnout Shares, the “Earnout Shares”), in accordance with their Earnout Pro Rata Portion.

(c)          The Acquiror Common Stock price targets set forth in Section 3.07(a) and Section 3.07(b) and the number of shares to be issued pursuant to the foregoing shall be equitably adjusted for any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event affecting the Acquiror Common Stock after the date of this Agreement.

(d)         Any Option Earnout Shares payable to holders of unvested Exchanged Options shall be subject to terms and conditions that are substantially similar to those that applied to the award of such Company Option immediately prior to the Effective Time (including vesting and forfeiture conditions, but taking into account any changes thereto provided for in the Company Stock Plans, in any award agreement evidencing such Company Option or by reason of this Agreement or the Transactions). The issuance of the Option Earnout Shares will also be subject to any withholding required pursuant to applicable Law pursuant to Section 3.08.

(e)         Any Warrant Earnout Shares payable to holders of Exchanged Warrants shall be subject to terms and conditions that are substantially similar to those that applied to the award of such Company Warrant immediately prior to the Effective Time. The issuance of the Warrant Earnout Shares will also be subject to any withholding required pursuant to applicable Law pursuant to Section 3.08.

Section 3.08             Withholding. Each of Acquiror, First Merger Sub, Second Merger Sub, the Company, the Surviving Entity and the Surviving Company and their respective Affiliates shall be entitled to deduct and withhold from any amounts otherwise deliverable or payable under this Agreement such amounts that any such Persons are required to deduct and withhold with respect to any of the deliveries and payments contemplated by this Agreement under the Code or any other applicable Law through the withholding of a number of such shares; provided that before making any deduction or withholding pursuant to this Section 3.08 other than with respect to compensatory payments made pursuant to Section 3.05 and Section 3.07, Acquiror shall use commercially reasonable efforts

Annex A-1-18

to give the Company at least five days prior written notice of any anticipated deduction or withholding (together with any legal basis therefor) to provide the Company with sufficient opportunity to provide any forms or other documentation from the applicable equity holders or take such other steps in order to avoid such deduction or withholding and shall reasonably consult and cooperate with the Company in good faith to attempt to reduce or eliminate any amounts that would otherwise be deducted or withheld pursuant to this Section 3.08. To the extent that Acquiror, First Merger Sub, Second Merger Sub, the Company, the Surviving Entity and the Surviving Company or any of their respective Affiliates withholds such amounts with respect to any Person and properly remits such withheld amounts to the applicable Governmental Authority, such withheld amounts shall be treated as having been paid to or on behalf of such Person for all purposes. In the case of any such payment payable to employees of the Company or its Affiliates in connection with the Mergers treated as compensation, the parties shall cooperate to pay such amounts through the Company’s or its Affiliate’s payroll to facilitate applicable withholding.

Section 3.09             Cash in Lieu of Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Acquiror Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 3.01(c)(i), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Acquiror Common Stock. In lieu of the issuance of any such fractional share, Acquiror shall pay to each former holder of Company Common Stock who otherwise would be entitled to receive such fractional share an amount in cash, without interest, equal to the product of (i) the amount of the fractional share interest in a share of Acquiror Common Stock to which such holder otherwise would have been entitled but for this Section 3.09 multiplied by (ii) an amount equal to the VWAP of shares of Acquiror Common Stock for the twenty (20) Trading Days prior to the date that is three (3) Business Days prior to the Closing.

Section 3.10             Payment of Expenses.

(a)         No sooner than five (5), or later than two (2), Business Days prior to the Closing Date, the Company shall provide to Acquiror a written report setting forth a list of the following fees and expenses incurred (or estimated to be incurred) by or on behalf of the Company or the Company Stockholders in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby (together with written invoices, wire transfer instructions for the payment thereof, and any other document reasonably requested by Acquiror in connection with the Outstanding Company Expenses), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to the Company or the Company Stockholders incurred in connection with the Transactions, (ii) the fees and expenses of any other agents, advisors, consultants, experts and financial advisors employed by the Company in connection with the Transactions (including, for the avoidance of doubt, audit and pre-audit consulting expenses) and (iii) fifty percent of the Joint Fees (collectively, the “Outstanding Company Expenses”). On the Closing Date following the Closing, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Company Expenses. A good faith estimate of the Outstanding Company Expenses is set forth on Schedule 3.10(a). The Company shall promptly provide Acquiror with written notice of any expected changes to such estimate that exceeds $500,000.

(b)         No sooner than five (5), or later than two (2), Business Days prior to the Closing Date, Acquiror shall provide to the Company a written report setting forth a list of the following fees and expenses incurred (or estimated to be incurred) by or on behalf of the Acquiror, First Merger Sub, Second Merger Sub or the Sponsors in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby (together with written invoices, wire transfer instructions for the payment thereof, and any other document reasonably requested by the Company in connection with the Outstanding Acquiror Expenses), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to Acquiror, First Merger Sub, Second Merger Sub or the Sponsors incurred in connection with the Transactions, (ii) the fees and expenses of any other agents, advisors, experts and financial advisors employed by Acquiror, First Merger Sub, Second Merger Sub or the Sponsors in connection with the Transactions (which excludes, for the avoidance of any doubt, the fees payable pursuant to the business combination marketing agreement executed by Acquiror and Chardan Capital Markets, LLC on December 23, 2020), (iii) fifty percent of the Joint Fees, and (iv) the fees, premiums, costs, and expenses relating to the D&O Tail (collectively, the “Outstanding Acquiror Expenses”). On the Closing Date following the Closing, Acquiror shall pay or cause to be paid by wire
Annex A-1-19

transfer of immediately available funds all such Outstanding Acquiror Expenses. A good faith estimate of the Outstanding Acquiror Expenses is set forth on Schedule 3.10(b). Acquiror shall promptly provide the Company with written notice of any expected changes to such estimate that exceeds $500,000. If the Outstanding Acquiror Expenses exceed $12,000,000, the Sponsors will reimburse Acquiror for such excess amount pursuant to the terms of the Sponsor Agreement.

Section 3.11             Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock and Company Preferred Stock outstanding immediately prior to the Effective Time and owned by a holder who is entitled to: demand and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. At the Effective Time, (i) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (ii) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses such holder’s right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Per Share Merger Consideration in accordance with this Article III. The Company shall give Acquiror prompt notice (and in any event within two (2) Business Days) of any demands or notice of exercise received by the Company for appraisal of shares of Company Common Stock and Company Preferred Stock or dissenters’ rights, attempted withdrawals of such demands, notices, and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Acquiror shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Acquiror (which shall not be unreasonably withheld, delayed, or denied), make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or dissenters’ rights or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), the Company represents and warrants to Acquiror, First Merger Sub and Second Merger Sub as follows:

Section 4.01             Corporate Organization of the Company.

(a)         The Company has been duly incorporated, is validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The certificate of incorporation and by-laws of the Company previously made available by the Company to Acquiror are true, correct and complete and are in effect as of the date of this Agreement.

(b)         The Company is licensed or duly qualified and in good standing as a foreign company in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.02             Subsidiaries.

(a)         The Subsidiaries of the Company as of the date hereof, together with their jurisdiction of incorporation or organization, as applicable, are set forth on Schedule 4.02, including, as of such date, a description of the capitalization of each such Subsidiary and the names of the record owners of all securities and other equity interests in each Subsidiary. Each Subsidiary of the Company has been duly formed or organized and

Annex A-1-20

is validly existing under the Laws of its jurisdiction of incorporation or organization and has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted, in each case, except where the failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Complete and correct copies of the principal organizational documents of each Subsidiary listed on Schedule 4.02, as amended and currently in effect, have been made available to Acquiror. No Subsidiary of the Company is in violation of any of the provisions pursuant to its organizational documents.

(b)         As of the date hereof, except for the Company’s or any of its Subsidiaries’ ownership interest in such Subsidiaries, neither the Company nor its Subsidiaries own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

Section 4.03             Due Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each ancillary agreement to this Agreement to which it is a party and (subject to receipt of the Company Requisite Approval) to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such ancillary agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Company Board and upon receipt of the Company Requisite Approval, no other company proceeding on the part of the Company is necessary to authorize this Agreement or such ancillary agreements or the Company’s performance hereunder or thereunder. This Agreement has been, and each such ancillary agreement will be, duly and validly executed and delivered by the Company and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Company Requisite Approval is the only vote of the holders of any class or series of capital stock of the Company required to approve and adopt this Agreement and approve the transactions contemplated hereby.

Section 4.04             No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.05 or on Schedule 4.05, the execution, delivery and performance of this Agreement and each ancillary agreement to this Agreement to which it is a party by the Company and the consummation of the transactions contemplated hereby do not and will not (a) conflict with or violate any provision of, or result in the breach of, the certificate of formation, bylaws or other organizational documents of the Company or its Subsidiaries, (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to the Company or its Subsidiaries, or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract set forth on Schedule 4.12(a), or any Real Estate Document, to which the Company or its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties, equity interests or assets of the Company or its Subsidiaries, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches, defaults, terminations, accelerations, cancellations, modifications, amendments, payments, postings or Liens which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Annex A-1-21

Section 4.05             Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Law, (b) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to consummate the Transactions and (c) as otherwise disclosed on Schedule 4.05.

Section 4.06             Capitalization.

(a)         The authorized capital stock of the Company consists of (i) 51,339,368 shares of common stock (“Company Common Stock”), which consists of (A) 50,674,000 shares of Company Voting Common Stock, 5,064,423 of which are issued and outstanding as of the date of this Agreement, (B) 665,368 shares of Company Non-Voting Common Stock, 165,368 of which are issued and outstanding as of the date of this Agreement and (ii) 30,752,578 shares of the Company Preferred Stock, (A) 9,410,799 shares of which are designated Company Series A Preferred Stock, 8,621,800 of which are issued and outstanding at the date of this Agreement, (B) 1,131,190 shares of which are designated Company Series AA-1 Preferred Stock, 1,024,349 of which are issued and outstanding as of the date of this Agreement, (C) 169,083 shares of which are designated Company Series AA-2 Preferred Stock, 169,083 of which are issued and outstanding as of the date of this Agreement, (D) 10,364,829 shares of which are designated Company Series B Preferred Stock, 10,364,829 of which are issued and outstanding as of the date of this Agreement, (E) 4,619,282 shares of which are designated Company Series B-1 Preferred Stock, 4,619,282 of which are issued and outstanding as of the date of this Agreement, (F) 3,026,634 shares of which are designated Company Series C Preferred Stock, 1,513,316 of which are issued and outstanding as of the date of this Agreement and (G) 2,030,761 shares of which are designated Company Series C-1 Preferred Stock, 2,030,761 of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Securities Law, (iii) were not issued in breach or violation of any preemptive rights or Contract, and (iv) are fully vested. Other than the Company Warrants set forth on Schedule 4.06(a), there are issued and outstanding Company Warrants to purchase an aggregate of (i) 367,360 shares of Company Voting Common Stock, (ii) 500,000 shares of Company Non-Voting Common Stock, (iii) 788,999 shares of Company Series A Preferred Stock, (iv) 106,841 shares of Company Series AA-1 Preferred Stock and (v) 224,909 shares of Company Series C Preferred Stock. All of the issued and outstanding Company Warrants (A) have been duly authorized and validly issued and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity and (B) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws. Set forth on Schedule 4.06(a) is a true, correct and complete list of each holder of shares of Company Common Stock, Company Preferred Stock or other equity interests of the Company and the number of shares of Company Common Stock, Company Preferred Stock or other equity interests held by each such holder as of the date hereof. Except as set forth in this Section 4.06, set forth on Schedule 4.06(a) or Company Equity Awards, as of the date hereof there are no other shares of Company Common Stock, Company Preferred Stock, Company Warrants or other equity interests of the Company authorized, reserved, issued or outstanding.

(b)         With respect to each Company Equity Award, Schedule 4.06(b) sets forth, as of the date hereof, each Company Equity Award, along with the name of the holder of such Company Equity Award, the type of security or property that such Company Equity Award covers, the number of vested and unvested shares covered by such Company Equity Award, the date of grant and the cash exercise price, and strike price per share of such Company Equity Award, as applicable.

(c)         Except for the Company Preferred Stock, Company Equity Awards, Company Convertible Notes and Company Warrants, as of the date hereof there are (x) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Company Common Stock or the equity interests of the Company, or any other Contracts to which the Company is a party or by which the Company is bound

Annex A-1-22

obligating the Company to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company and (y) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company. As of the date hereof, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company. Except as set forth on Schedule 4.06(c), there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company’s stockholders may vote. Except as set forth on Schedule 4.06(c), as of the date hereof the Company is not party to any shareholders agreement, voting agreement or registration rights agreement relating to its equity interests.

(d)         As of the date hereof, the outstanding shares of capital stock or other equity interests of the Company’s Subsidiaries (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law and (iii) were not issued in breach or violation of any preemptive rights or Contract. As of the date hereof, there are (A) no subscriptions, calls, rights or other securities convertible into or exchangeable or exercisable for the equity interests of the Company’s Subsidiaries (including any convertible preferred equity certificates), or any other Contracts to which any of the Company’s Subsidiaries is a party or by which any of the Company’s Subsidiaries is bound obligating such Subsidiaries to issue or sell any shares of capital stock of, other equity interests in or debt securities of, such Subsidiaries, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company’s Subsidiaries. As of the date hereof, there are no outstanding contractual obligations of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company’s Subsidiaries. Except as set forth on Schedule 4.06(d), there are no outstanding bonds, debentures, notes or other indebtedness of the Company’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the such Subsidiaries’ stockholders may vote. Except as forth on Schedule 4.06(d), the Company’s Subsidiaries are not party to any stockholders agreement, voting agreement or registration rights agreement relating to the equity interests of the Company’s Subsidiaries.

(e)         As of the date hereof, the Company is the direct or indirect owner of, and has good and marketable direct or indirect title to, all the issued and outstanding shares of capital stock or equity interests of its Subsidiaries free and clear of any Liens other than Permitted Liens. there are no options or warrants convertible into or exchangeable or exercisable for the equity interests of the Company’s Subsidiaries.

Section 4.07             Financial Statements.

(a)         Attached as Schedule 4.07 are the unaudited condensed draft consolidated balance sheets of the Company and its Subsidiaries as of June 30, 2020 and June 30, 2021 and the unaudited condensed consolidated statements of operations, statements of comprehensive income (loss), cash flows and changes in equity of the Company and its Subsidiaries as of June 30, 2020 and June 30, 2021 (the “Financial Statements”). The Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP (except, for the absence of footnotes and other presentation items and normal year-end or periodic reclassifications and adjustments) and were derived from, and accurately reflect in all material respects, the books and records of the Company and its Subsidiaries. There are no audited financial statements (including any audited consolidated balance sheets, income (loss) statements, statements of comprehensive income (loss), changes in equity and cash flows) for the Company or any of its or the Company’s Subsidiaries with respect to fiscal years 2020 and 2021.

(b)         The PPP Loan was obtained in accordance with all applicable Laws and complies with all eligibility requirements under applicable Laws. The application submitted by the Company to the PPP Loan complied with all applicable Laws. The full amount of the PPP Loan is eligible for forgiveness in accordance with the terms of the PPP and the PPP Loan, and the Company has not taken any action that could reduce the extent by which the PPP Loan will be forgiven. The Company has not received notice from any Governmental Authority asserting or threatening that the PPP Loan is not or may not be eligible for forgiveness in full or that the PPP Loan does not comply with applicable Laws and requirements.

Annex A-1-23

Section 4.08             Undisclosed Liabilities. There is no liability, debt or obligation of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability) solely of the type required to be reflected as a liability in the liability column on a balance sheet prepared in accordance with GAAP against the Company or its Subsidiaries, except for liabilities and obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of the operation of business of the Company and its Subsidiaries, (c) disclosed on Schedule 4.08, (d) arising under this Agreement and/or the performance by the Company of its obligations hereunder or (e) that would not, individually or in the aggregate, reasonably expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 4.09             Litigation and Proceedings. Except as forth on Schedule 4.09, there are no material pending or, to the knowledge of the Company, threatened, Actions and, to the knowledge of the Company, there are no material pending or threatened investigations, in each case, against the Company or its Subsidiaries, or otherwise affecting the Company or its Subsidiaries or their assets, including any condemnation or similar proceedings. Neither the Company nor its Subsidiaries or any property, asset or business of the Company or its Subsidiaries is subject to any Governmental Order, or, to the knowledge of the Company, any continuing investigation by, any Governmental Authority, which constitute a Material Adverse Effect. There is no unsatisfied material judgment or any open injunction binding upon the Company or its Subsidiaries.

Section 4.10             Compliance with Laws.

(a)         The Company and its Subsidiaries are, and since June 30, 2019 have been, in compliance in all material respects with all applicable Laws. Neither of the Company nor its Subsidiaries has received any written notice from any Governmental Authority of a material violation of any applicable Law by the Company or its Subsidiaries at any time since June 30, 2019.

(b)         Since the date that is three (3) years prior to the date hereof, (i) there has been no action taken by the Company, its Subsidiaries, or, to the knowledge of the Company, any officer, director, shareholder, manager, employee, agent, representative or sales intermediary of the Company or its Subsidiaries, in each case, acting on behalf of the Company or its Subsidiaries, in violation of any applicable Anti-Corruption Laws or Trade Control Laws, (ii) neither the Company nor its Subsidiaries has been convicted of violating any Anti-Corruption Laws or Trade Control Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws or Trade Control Laws, (iii) neither the Company nor its Subsidiaries has made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws or Trade Control Laws and (iv) neither the Company nor its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws or Trade Control Laws.

(c)         None of the Company, its Subsidiaries, or, to the knowledge of the Company, any officer, director, shareholder, manager, employee, agent or representative of the Company or its Subsidiaries, in each case, acting on behalf of the Company or its Subsidiaries, is a person that is the target of sanctions or any applicable Trade Control Laws.

Section 4.11             Intellectual Property.

(a)         Schedule 4.11(a) sets forth, as of the date hereof, a true and complete list, including owner, jurisdiction, and registration and application numbers, of all issued Patents, all registered Copyrights, all registered Trademarks, all domain name registrations and all pending registration applications for any of the foregoing, in each case, that are owned by the Company or one of its Subsidiaries (the “Registered Intellectual Property”), all of which (other than applications) is, valid, subsisting, and enforceable. Except as set forth on Schedule 4.11(a)(i), the Company or one of its Subsidiaries is the sole and exclusive owner of all right, title, and interest in and to all Registered Intellectual Property required to set forth on Schedule 4.11(a)(i) and all other Owned Intellectual Property, in each case, free and clear of all Liens, other than Permitted Liens. All such patents and patent applications and all other material Registered Intellectual Property has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees. Except as set forth on Schedule 4.11(a)(ii), no loss or expiration of any material Registered Intellectual Property is threatened, pending

Annex A-1-24

or reasonably foreseeable that the Company would reasonably consider to be materially adverse to its business as currently conducted (except for patents expiring at the end of their statutory terms and not as a result of any act or omission by the Company or any of its Subsidiaries, including failure thereby to pay any required maintenance fees).

(b)         Except as set forth on Schedule 4.11(b), (i) as of the date hereof, no Actions are pending or, to the Company’s knowledge, threatened in writing (including unsolicited offers to license Patents) against the Company or any of its Subsidiaries by any third party and no written claims have been received in the past three (3) years either (A) claiming infringement, misappropriation or other violation of Intellectual Property rights owned by such third party; or (B) challenging the ownership, use, patentability, validity, or enforceability of any Owned Intellectual Property; (ii) as of the date hereof, neither the Company nor any of its Subsidiaries is a party to any pending Action claiming infringement, misappropriation or other violation by any third party of any Owned Intellectual Property; (iii) within the three (3) years preceding the date of this Agreement, to the Company’s knowledge, none of the Company, its Subsidiaries, nor the conduct of the their businesses has infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party. To the knowledge of the Company, no third party is infringing, misappropriating or otherwise violating any Owned Intellectual Property.

(c)         The Company or one of its Subsidiaries, as the case may be, either own(s), has a valid license to use, or otherwise has the lawful right to use, all of the Company Intellectual Property, IT Systems, and Company Software, in each case in the manner in which they are currently used. Immediately subsequent to the Closing, the Company Intellectual Property shall be owned or available for use by the Company and its Subsidiaries on terms and conditions identical to those under which they own or use the Company Intellectual Property immediately prior to the Closing, without payment of additional fees.

(d)         The Company and the Subsidiaries have undertaken commercially reasonable efforts to maintain and protect all Owned Intellectual Property and to protect the confidentiality of any Trade Secrets and any confidential information that the Company and the Subsidiaries desire (and are not obligated) to keep confidential included in the Owned Intellectual Property that are material to their businesses. No such Trade Secrets or confidential information of any Person to whom the Company or any of the Subsidiaries owes a duty of confidentiality has been disclosed thereby to any Person other than pursuant to a written agreement sufficiently restricting the disclosure and use thereof by such Person.

(e)         No current or former director, officer, employee or other Representative of the Company or any Subsidiary has any right, title, or ownership interest in or to any of the Owned Intellectual Property. The Company has implemented policies whereby employees and contractors of the Company who create or develop any Intellectual Property in the course of their employment or provision of services for the Company or any of its Subsidiaries are required to assign to the Company all of such employee’s or contractor’s rights therein (to the extent permitted by applicable law), and all such employees and contractors have executed valid written agreements pursuant to which such Persons have assigned to the Company or its applicable Subsidiaries all of such employee’s or contractor’s rights in and to such Intellectual Property that did not vest automatically in the Company or its Subsidiary by operation of law (unless, in the case of contractors, such Intellectual Property was not intended by the Company to be proprietary to the Company or its Subsidiary).

(f)          Except as set forth on Schedule 4.11(f), or otherwise as would not materially adversely affect the Owned Intellectual Property or the businesses of the Company or its Subsidiaries, no funding and no personnel, facilities or other resources of any Governmental Authority, university, college, other similar institution, or research center were used in the development of any Owned Intellectual Property nor does any such Person have any rights, title or interest in or to any Company Intellectual Property. Neither the Company nor any of its Subsidiaries is a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to which the Company or any of its Subsidiaries is obligated to grant any license, rights, or immunity in or to any Company Intellectual Property to any Person.

(g)         The Company and each of its Subsidiaries is in all material respects in compliance with the terms and conditions of all licenses for “free software,” “open source software” or under a similar licensing or distribution term (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Affero General Public License (AGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License) (“Open Source Materials”) used by the Company or any of its Subsidiaries in any way.

Annex A-1-25

(h)         Neither the Company nor any of its Subsidiaries has (i) incorporated Open Source Materials into, or combined Open Source Materials with, any material Owned Intellectual Property including Owned Company Software, (ii) distributed Open Source Materials in conjunction or connection with any Owned Intellectual Property including Owned Company Software or (iii) used Open Source Materials in or in connection with any Owned Intellectual Property including Owned Company Software, in each case of the foregoing clauses (i), (ii) and (iii), in such a way that grants (or otherwise requires the Company or its Subsidiaries to license, grant rights or otherwise disclose, distribute, or provide) to any third party any material Owned Intellectual Property, including, but not limited to, the source code for any material Owned Company Software or the right to make derivative works thereof, or otherwise imposes any material limitation, restriction or condition on the right or ability of the Company or any of its Subsidiaries to use, distribute, charge for the use of, or enforce any Owned Intellectual Property in any manner (collectively, “Copyleft Terms”).

(i)In the two (2) year period preceding the date hereof, (i) to the knowledge of the Company, there have been no material unauthorized intrusions or breaches of the security of the IT Systems currently used to provide material products to customers in the conduct of their business as it is currently conducted and (ii) the Company and its Subsidiaries have implemented commercially reasonable security for the IT Systems and the data thereon.

(j)          The Company and its Subsidiaries’ collection, use, disclosure, storage and transfer of Personal Information in connection with their business complies in all material respects with, and for the two (2) years prior to the date of this Agreement has complied in all material respects with (i) any Contract to which any of them is a party, (ii) any of their then-current published external privacy policies or (iii) any applicable privacy Laws. In the two (2) years prior to the date of this Agreement, the Company and its Subsidiaries have not received any written notice of any claims, investigations, or alleged violations of law, regulation, or contract with respect to Personal Information or information security-related incidents, nor have the Company and its Subsidiaries notified in writing, or, to the knowledge of the Company, been required by applicable law, regulation, or Contract to notify in writing, any person or entity of any Personal Information or information security-related incident.

Section 4.12             Contracts; No Defaults.

(a)         Schedule 4.12(a) contains a listing of all Contracts described in clauses (i) through (ix) below to which, as of the date of this Agreement, the Company or one or more of its Subsidiaries is a party or by which any of their respective assets are bound. True, correct and complete copies of the Contracts listed on Schedule 4.12(a) have been delivered to or made available to Acquiror or its agents or representatives.

(i)          each employee collective bargaining Contract;

(ii)         any Contract pursuant to which the Company or any of its Subsidiaries (A) is granted a license, immunity, or other rights from a third party in or to any Intellectual Property that is material to the businesses of the Company and its Subsidiaries, taken as a whole, other than Standard Inbound Licenses and other than Contracts with employees and contractors assigning Intellectual Property to the Company or (B) grants a license, immunity, or other rights to a third party in or to Owned Intellectual Property, including Owned Company Software other than Standard Outbound Licenses;

(iii)        any Contract which restricts in any material respect or contains any material limitations on the ability of the Company or its Subsidiaries to compete in any line of business or in any geographic territory where such restriction or limitation would have a material effect on the business of the Company and its Subsidiaries, taken as a whole;

(iv)        any Contract that is still in effect under which the Company or its Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness exceeding $1,000,000, (B) granted a Lien on its assets, whether tangible or intangible, to secure any material Indebtedness or (C) extended credit to any Person (other than (1) intercompany loans and advances and (2) customer payment terms in the ordinary course of business);

(v)         any principal transaction Contract entered into in connection with a completed acquisition or disposition by the Company or its Subsidiaries since December 31, 2017 involving consideration in excess of $2,000,000 of any Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner);

Annex A-1-26

(vi)        any Contract with outstanding obligations for the sale or purchase of personal property (excluding Intellectual Property), fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $1,000,000 or, together with all related Contracts, in excess of $1,000,000, in each case, other than sales or purchases in the ordinary course of business consistent with past practices;

(vii)       any Contract not made in the ordinary course of business and not disclosed pursuant to any other clause under this Section 4.12(a) and expected to result in revenue or require expenditures in excess of $2,500,000 in the calendar year ended December 31, 2020 or any subsequent calendar year;

(viii)      except Contracts entered into in connection with employment, any Contract between the Company or its Subsidiaries, on the one hand, and any of Company’s shareholders, on the other hand, that will not be terminated at or prior to the Closing;

(ix)        any Contract establishing any joint venture, or legal partnership, strategic alliance or other collaboration that is material to the business of the Company and its Subsidiaries taken as a whole and expected to result in revenue or require expenditures in excess of $1,000,000 in the calendar year ended December 31, 2020 or any subsequent calendar year;

(x)         each Contract and agreement with consideration paid or payable to the Company or any of the Company’s Subsidiaries of more than $2,500,000, in the aggregate, over the 12-month period ending December 31, 2020; and

(xi)        each Contract and agreement with suppliers to the Company or any Subsidiary of the Company for expenditures paid or payable by the Company or any Subsidiary of the Company of more than $2,500,000, in the aggregate, over the 12-month period ending December 31, 2020.

(b)         Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract required to be set forth on Schedule 4.12(a), (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of the Company or its Subsidiaries party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of the Company, are enforceable by the Company or its Subsidiaries in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) none of the Company, its Subsidiaries or, to the knowledge of the Company as of the date of this Agreement, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (iii) since December 31, 2020, neither the Company nor its Subsidiaries have received any written or, to the knowledge of the Company, oral claim or notice of material breach of or material default under any such Contract, (iv) to the knowledge of the Company, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by the Company or its Subsidiaries or, to the knowledge of the Company as of the date of this Agreement, any other party thereto (in each case, with or without notice or lapse of time or both) and (v) since December 31, 2020 through the date hereof, neither the Company nor its Subsidiaries have received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract. The Company has made available to Acquiror true and complete copies, as amended and currently in effect, of all Contracts listed in Schedule 4.12(a).

Section 4.13             Company Benefit Plans.

(a)         Schedule 4.13(a) sets forth a complete list of each material Company Benefit Plan. “Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and any other written plan, policy, program, arrangement or agreement providing compensation or benefits to any current or former director, officer, employee, independent contractor or other service provider, in each case, that is maintained, sponsored or contributed to by the Company or its

Annex A-1-27

Subsidiaries or under which the Company or its Subsidiaries has or could reasonably be expected to have any obligation or liability, including, without limitation, all pension, retirement, employment, consulting, change in control, severance, retention, incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements. Each Company Benefit Plan sponsored by a professional employer organization (a “PEO Plan”) is identified on Schedule 4.13(a).

(b)         With respect to each Company Benefit Plan, the Company has delivered or made available to Acquiror correct and complete copies (or to the extent no copy exists, an accurate summary) of, if applicable, (i) the current plan document (or summary in the case of a PEO Plan) and any trust agreement, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 filed with the Internal Revenue Service (or, with respect to non-U.S. plans, any comparable annual or periodic report), (iv) the most recent actuarial valuation and (v) the most recent determination or opinion letter issued by the Internal Revenue Service (or applicable comparable Governmental Authority).

(c)         Each Company Benefit Plan that is not a PEO Plan, and to the knowledge of the Company in the case of a PEO Plan, has been administered in compliance with its terms and all applicable Laws, including ERISA and the Code. All contributions required to be made by the Company under the terms of any Company Benefit Plan as of the date this representation is made have been timely made or, if not yet due, have been properly reflected in the Company’s financial statements.

(d)         Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification, (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter. To the knowledge of the Company, no event has occurred that would reasonably be expected to result in the loss of the tax-qualified status of such plans.

(e)         Neither the Company nor any of its Subsidiaries or ERISA Affiliates sponsored, maintained, contributed to or was required to contribute to, or has or had any liability in respect of, at any point during the six (6) year period prior to the date hereof, a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan, in each case, that is subject to Title IV of ERISA. No circumstance or condition exists that would reasonably be expected to result in an actual obligation of the Company or any of its Subsidiaries to pay money to any Multiemployer Plan or other pension plan that is subject to Title IV of ERISA and that is maintained by an ERISA Affiliate of the Company. For purposes of this Agreement, “ERISA Affiliate” means any entity (whether or not incorporated) other than the Company or a Subsidiary of the Company that, together with the Company, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code.

(f)          With respect to the Company Benefit Plans other than the PEO Plans, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other Governmental Authorities is pending or, to the knowledge of the Company, threatened.

(g)         Except as required by applicable Law, no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits.

(h)         Except as described on Schedule 4.13(h), neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) will (i) entitle any employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan, (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time, (vi) require a “gross-up,” indemnification for, or

Annex A-1-28

payment to any individual for any taxes imposed under Section 409A or Section 4999 of the Code or any other tax or (vii) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

Section 4.14             Labor Matters.

(a)         (i) Neither the Company nor its Subsidiaries is a party to, negotiating, required to negotiate, or bound by any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council, (ii) no labor union or organization, works council or group of employees of the Company or its Subsidiaries has made a pending written demand for recognition or certification and (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding pending or, to the knowledge of the Company, threatened in writing to be brought or filed with the National Labor Relations Board or any other applicable labor relations authority.

(b)         Except as described on Schedule 4.14(b), each of the Company and its Subsidiaries (i) is in compliance with all applicable Laws regarding employment and employment practices, including, without limitation, all laws respecting terms and conditions of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, pay equity, overtime pay, employee leave issues, the proper classification of employees and independent contractors, the proper classification of exempt and non-exempt employees, and unemployment insurance, (ii) has not been adjudged to have committed any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved and (iii) since January 1, 2017, has not experienced any actual or, to the knowledge of the Company, threatened arbitrations, grievances, labor disputes, strikes, lockouts, picketing, hand-billing, slowdowns or work stoppages against or affecting the Company or its Subsidiaries.

(c)         The Company and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(d)         To the knowledge of the Company, no employee of the Company or its Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation: (i) to the Company or its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or its Subsidiaries or (B) to the knowledge or use of Trade Secrets or proprietary information.

Section 4.15             Taxes.

(a)         All material Tax Returns required by Law to be filed by the Company or its Subsidiaries have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings).

(b)         All material amounts of Taxes shown due on any Tax Returns of the Company and its Subsidiaries and all other material amounts of Taxes owed by the Company and its Subsidiaries have been timely paid.

(c)         Each of the Company and its Subsidiaries has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, shareholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.

(d)         Neither the Company nor its Subsidiaries is currently engaged in any material audit, administrative or judicial proceeding with a taxing authority with respect to Taxes. Neither the Company nor its Subsidiaries has received any written notice from a taxing authority of a proposed deficiency of a material amount of Taxes, other than any such deficiencies that have since been resolved. No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or

Annex A-1-29

reassessment of, material Taxes of the Company or its Subsidiaries, and no written request for any such waiver or extension is currently pending.

(e)         Neither the Company nor its Subsidiaries (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the prior two years.

(f)          Neither the Company nor its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(g)         Except with respect to deferred revenue or prepaid subscription revenues collected by the Company and its Subsidiaries in the ordinary course of business, neither the Company nor its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (B) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issue or executed prior to the Closing; (C) installment sale or open transaction disposition made prior to the Closing; (D) prepaid amount received prior to the Closing; (E) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing; or (F) Section 965 of the Code.

(h)         There are no Liens with respect to Taxes on any of the assets of the Company or its Subsidiaries, other than Permitted Liens.

(i)          Neither the Company nor its Subsidiaries has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or (ii) as a transferee or successor.

(j)          Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(k)         Neither the Company nor any of its Subsidiaries has made an entity classification election pursuant to Treasury Regulation Section 301.7701-3 to be classified as other than such entity’s default classification pursuant to Treasury Regulation Section 301.7701-3(b) for U.S. federal income tax purposes.

(l)          Neither the Company nor any of its Subsidiaries is, and has not been at any time during the five (5) year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m)        Each of the Company and its Subsidiaries is in compliance with applicable United States and foreign transfer pricing Laws and regulations in all material respects, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of each of the Company and its Subsidiaries.

(n)         To the knowledge of the Company, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(o)         The Company has not made an election under Section 965(h) of the Code.

(p)         Other than the representations and warranties set forth in Section 4.07 and Section 4.13, this Section 4.15 contains the exclusive representations and warranties of the Company with respect to Tax matters. Nothing in this Section 4.15 shall be construed as providing a representation or warranty with respect to (i) other than the representations and warranties set forth in Section 4.15(g), Section 4.15(i) and Section 4.15(j), any taxable period (or portion thereof) beginning following the Closing Date or (ii) the existence, amount, expiration date or limitations on (or availability of) any Tax attribute.

Annex A-1-30

Section 4.16             Brokers’ Fees. Except as described on Schedule 4.16, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, its Subsidiaries or any of their Affiliates for which the Company or any of its Subsidiaries has any obligation.

Section 4.17             Insurance. Schedule 4.17 contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, the Company or its Subsidiaries as of the date of this Agreement. True, correct and complete copies or comprehensive summaries of such insurance policies have been made available to Acquiror. With respect to each such insurance policy required to be listed on Schedule 4.17, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all premiums due have been paid, (ii) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (iii) neither the Company nor its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the knowledge of the Company, no such action has been threatened and (iv) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals.

Section 4.18             Real Property; Assets.

(a)         Neither the Company nor any of its Subsidiaries owns any real property.

(b)         Schedule 4.18(b) contains a true, correct and complete list of all Leased Real Property as of the date of this Agreement. The Company has made available to Acquiror true, correct and complete copies of the leases, subleases, licenses and occupancy agreements (including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto) for the Leased Real Property to which the Company or its Subsidiaries is a party (the “Real Estate Documents”), and such deliverables comprise all Real Estate Documents relating to the Leased Real Property.

(c)         Each Real Estate Document (i) is a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries and, to the knowledge of the Company, the other parties thereto, as applicable, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, and each such lease is in full force and effect, (ii) has not been amended or modified except as reflected in the Real Estate Documents made available to Acquiror and (iii) to the knowledge of the Company, covers the entire estate it purports to cover and, subject to securing the consents or approvals, if any, required under the Real Estate Documents to be obtained from any landlord, lender or any other third party (as applicable), in connection with the execution and delivery of this Agreement by the Company or the consummation of the transaction contemplated hereby by the Company, upon the consummation of the transactions contemplated by this Agreement, will entitle Acquiror or its Subsidiaries to the exclusive use (subject to the terms of the respective Real Estate Documents in effect with respect to the Leased Real Property), occupancy and possession of the premises specified in the Real Estate Documents for the purpose specified in the Real Estate Documents.

(d)         No material default or breach by (i) the Company or its Subsidiaries or (ii) to the knowledge of the Company, any other parties thereto, as applicable, presently exists under any Real Estate Documents. Neither the Company nor its Subsidiaries has received written or, to the knowledge of the Company, oral notice of material default or breach under any Real Estate Document which has not been cured. To the knowledge of the Company, no event has occurred that, and no condition exists which, with notice or lapse of time or both, would constitute a material default or breach under any Real Estate Document by the Company or its Subsidiaries or by the other parties thereto. Neither the Company nor its Subsidiaries has subleased or otherwise granted any Person the right to use or occupy any Leased Real Property which is still in effect. Neither the Company nor its Subsidiaries has collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein which is still in effect. The Company or its Subsidiaries has a good and valid leasehold title to each Leased Real Property subject only to Permitted Liens.

Annex A-1-31

(e)         Neither the Company nor its Subsidiaries has received any written notice that remains outstanding as of the date of this Agreement that the current use and occupancy of the Leased Real Property and the improvements thereon (i) are prohibited by any Lien or law other than Permitted Liens or (ii) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Leased Real Property.

(f)          Except for Permitted Liens, the Company and its Subsidiaries have good and valid title to the assets of the Company and its Subsidiaries.

Section 4.19             Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a)         the Company and its Subsidiaries are and, during the last three (3) years, have been in compliance with all Environmental Laws;

(b)         there has been no release of any Hazardous Materials by the Company or any of its Subsidiaries (i) at, in, on, from or under any Leased Real Property, (ii) to the knowledge of the Company, in connection with the Company’s or its Subsidiaries’ operations off-site of the Leased Real Property or, (iii) to the knowledge of the Company, at, in, on, from or under any formerly owned, operated or leased real property during the time that the Company or any Subsidiary owned, operated or leased such property;

(c)         neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any real property owned, operated or leased by the Company or any of its Subsidiaries is subject to any Governmental Order relating to any Environmental Law or the investigation, sampling, monitoring, treatment, remediation, removal, handling, recycling or cleanup of Hazardous Materials;

(d)         no Action is pending or, to the knowledge of the Company, threatened and, to the knowledge of the Company, no investigation is pending or threatened with respect to Environmental Law and the Company or any of its Subsidiaries, or, to the Company’s knowledge, Environmental Law and any real property owned, operated or leased by the Company or any of its Subsidiaries;

(e)         to the knowledge of the Company, neither the Company nor any of its Subsidiaries has assumed, either contractually or by operation of Law, the liability of any other Person relating to any Environmental Law or Hazardous Material; and

(f)          the Company has made available to Acquiror all material environmental documents in the Company’s possession, including environmental reports (i.e., Phase I or Phase II environmental site assessments), audits, correspondence or other material documents, in each case relating to the Leased Real Property, or any formerly owned or operated real property for which the Company may be liable under Environmental Laws.

Section 4.20             Absence of Changes.

(a)         Since June 30, 2021 through the date of this Agreement, there has not been any change, development, condition, occurrence, event or effect relating to the Company or its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

(b)         From June 30, 2021 through the date of this Agreement, the Company and its Subsidiaries (i) have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practices and (ii) have not taken any action that both (A) would require the consent of the Acquiror pursuant to Section 6.01 if such action had been taken after the date hereof and (B) is material to the Company and its Subsidiaries, taken as a whole.

Section 4.21             Affiliate Agreements. Except as set forth on Schedule 4.21 and except for, in the case of any employee, officer or director, any employment Contract or Contract with respect to the issuance of equity in the Company, none of the Company or its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any (i) present or former executive officer or director of any of the Company or its Subsidiaries, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or its Subsidiaries or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, a “Company Affiliate Agreement”).

Annex A-1-32

Section 4.22             Internal Controls. The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.23             Permits. Each of the Company and its Subsidiaries has all material Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) each Material Permit is in full force and effect in accordance with its terms, (b) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by the Company or its Subsidiaries, (c) to the knowledge of the Company, none of such Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions, (d) there are no Actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit and (e) each of the Company and its Subsidiaries is in compliance with all Material Permits applicable to the Company or its Subsidiaries.

Section 4.24             Proxy Statement. None of the information relating to the Company or its Subsidiaries supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion or incorporation by reference in the Proxy Statement will, as of the time the Proxy Statement, as of the date it is first mailed to the Acquiror Stockholders, and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 4.24, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Proxy Statement that were not supplied by or on behalf of the Company for use therein.

Section 4.25             No Additional Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Schedules), the Company expressly disclaims any representations or warranties of any kind or nature, express or implied, as to the condition, value or quality of the Company or the Company’s assets, and Acquiror, First Merger Sub and Second Merger Sub shall rely on their own examination and investigation thereof. None of the Company’s Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or its Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or its Affiliates.

Article V

REPRESENTATIONS AND WARRANTIES
OF ACQUIROR, FIRST MERGER SUB AND SECOND MERGER SUB

Except as set forth in (a) the Schedules to this Agreement (each of which qualifies (i) the correspondingly numbered representation, warranty or covenant if specified therein and (ii) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent) or (b) the registration statements, reports, schedules, forms, statements and other documents filed or furnished with the SEC by Acquiror (excluding any disclosures in such Acquiror SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature), each of Acquiror, First Merger Sub and Second Merger Sub represents and warrants to the Company as follows:

Section 5.01             Corporate Organization.

(a)         Acquiror is duly incorporated and is validly existing as a corporation in good standing under the Laws of Delaware and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The copies of the organizational documents of

Annex A-1-33

Acquiror previously delivered by Acquiror to the Company are true, correct and complete and are in effect as of the date of this Agreement. Acquiror is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its respective organizational documents. Acquiror is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.

(b)         First Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder.

(c)         Second Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder.

(d)         Other than First Merger Sub and Second Merger Sub, Acquiror has no other Subsidiaries or any equity or other interests in any other Person.

Section 5.02             Due Authorization.

(a)         Each of Acquiror, First Merger Sub and Second Merger Sub has all requisite corporate or entity power and authority to execute and deliver this Agreement and each ancillary agreement to this Agreement to which it is a party and (subject to the approvals described in Section 5.06) (in the case of Acquiror), upon receipt of the Acquiror Stockholder Approval and the effectiveness of the Acquiror A&R Charter, to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such ancillary agreements by each of Acquiror, First Merger Sub and Second Merger Sub and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action and, except for the Acquiror Stockholder Approval and the effectiveness of the Acquiror A&R Charter, no other corporate or equivalent proceeding on the part of Acquiror, First Merger Sub or Second Merger Sub is necessary to authorize this Agreement or such ancillary agreements or Acquiror’s, First Merger Sub’s or Second Merger Sub’s performance hereunder or thereunder. This Agreement has been, and each such ancillary agreement will be, duly and validly executed and delivered by each of Acquiror, First Merger Sub and Second Merger Sub and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each such ancillary agreement will constitute, a legal, valid and binding obligation of each of Acquiror, First Merger Sub and Second Merger Sub, enforceable against each of Acquiror, First Merger Sub and Second Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)         The affirmative vote of (i) holders of a majority of the votes of Acquiror Common Stock cast at the Special Meeting shall be required to approve each of the Issuance Proposal and each of the Subscription Proposals, (ii) holders of a majority of the outstanding shares of Acquiror Common Stock entitled to vote at the Special Meeting shall be required to approve the Amendment Proposal, and (iii) holders of a majority of the Acquiror Common Stock voted at the Special Meeting shall be required to approve the Incentive Plan Proposal, in each case, assuming a quorum is present, to approve the Proposals are the only votes of any of Acquiror’s capital stock necessary in connection with the entry into this Agreement by Acquiror, and the consummation of the transactions contemplated hereby, including the Closing (the approval by Acquiror Stockholders of all of the foregoing, collectively, the “Acquiror Stockholder Approval”).

(c)         At a meeting duly called and held, the Acquiror Board has: (i) determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of Acquiror and its stockholders; (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any business combination marketing (in lieu of deferred underwriting) commissions and taxes payable on interest earned) as of the date hereof; (iii) approved the transactions contemplated by this Agreement as a Business Combination; and (iv) resolved to recommend to the stockholders of Acquiror approval of each of the matters requiring Acquiror Stockholder approval.

Annex A-1-34

Section 5.03             No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.06 or on Schedule 5.06, the execution, delivery and performance of this Agreement by each of Acquiror, First Merger Sub and Second Merger Sub, upon receipt of the Acquiror Stockholder Approval and the effectiveness of the Acquiror A&R Charter, the consummation of the transactions contemplated hereby do not and will not (a) conflict with or violate any provision of, or result in the breach of, the Acquiror Organizational Documents, any organizational documents of any Subsidiaries of Acquiror or any of the organizational documents of First Merger Sub and Second Merger Sub, (b) conflict with or result in any violation of any provision of any Law or Governmental Order applicable to each of Acquiror, First Merger Sub or Second Merger Sub or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which each of Acquiror, First Merger Sub or Second Merger Sub or any their respective Subsidiaries is a party or by which any of their respective assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror, First Merger Sub or Second Merger Sub, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.

Section 5.04             Litigation and Proceedings. There are no pending litigation or material other Actions or, to the knowledge of Acquiror, threatened, material Actions and, to the knowledge of Acquiror, there are no pending or threatened material investigations, in each case, against Acquiror, or otherwise affecting Acquiror or its assets, including any condemnation or similar proceedings. As of the date of this Agreement, there is no unsatisfied judgment or any open injunction binding upon Acquiror.

Section 5.05             Compliance with Laws.

(a)         Except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Subsidiaries, the Acquiror and its Subsidiaries are as of the date of this Agreement, and since December 23, 2020 through the date of this Agreement have been, in compliance in all material respects with all applicable Laws. Neither of the Acquiror nor its Subsidiaries has received any written notice from any Governmental Authority of a violation of any applicable Law by the Acquiror or its Subsidiaries at any time since December 23, 2020 through the date of this Agreement.

(b)         Since December 23, 2020, (i) there has been no action taken by the Acquiror, its Subsidiaries, or, to the knowledge of the Acquiror, any officer, director, shareholder, manager, employee, agent or representative of the Acquiror or its Subsidiaries, in each case, acting on behalf of the Acquiror or its Subsidiaries, in violation of any applicable Anti-Corruption Laws or Trade Control Laws, (ii) neither the Acquiror nor its Subsidiaries has been convicted of violating any Anti-Corruption Laws or Trade Control Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws or Trade Control Laws, (iii) neither the Acquiror nor its Subsidiaries has made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws or Trade Control Laws and (iv) neither the Acquiror nor its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws or Trade Control Laws.

(c)         None of the Acquiror, its Subsidiaries, or, to the knowledge of the Acquiror, any officer, director, shareholder, manager, employee, agent or representative of the Acquiror or its Subsidiaries, in each case, acting on behalf of the Acquiror or its Subsidiaries, is a person that is the target of sanctions or any applicable Trade Control Laws.

Annex A-1-35

Section 5.06             Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Acquiror, First Merger Sub or Second Merger Sub with respect to Acquiror’s, First Merger Sub’s or Second Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for applicable requirements of the HSR Act and any other applicable Antitrust Law, Securities Laws, Nasdaq and the filing and effectiveness of the Certificates of Merger and the Acquiror A&R Charter.

Section 5.07             Financial Ability; Trust Account.

(a)         As of the date hereof, there is at least $174,225,000 invested in a trust account at Morgan Stanley (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated December 23, 2020, by and between Acquiror and the Trustee (the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, the Trustee, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of Acquiror, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Acquiror SEC Reports to be inaccurate or (ii) entitle any Person (other than any Acquiror Stockholder who is a Redeeming Stockholder) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, Acquiror Organizational Documents and Acquiror’s final prospectus dated October 16, 2018. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Acquiror has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no Actions pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Since December 23, 2020, Acquiror has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to the Acquiror Organizational Documents shall terminate, and, as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to the Acquiror Organizational Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. Following the Effective Time, no Acquiror Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Stockholder is a Redeeming Stockholder.

(b)         As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, Acquiror has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror on the Closing Date.

(c)         As of the date hereof, Acquiror does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.

Section 5.08             Taxes.

(a)         All material Tax Returns required by Law to be filed by Acquiror have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings).

(b)         All material amounts of Taxes shown due on any Tax Returns of Acquiror and all other material amounts of Taxes owed by Acquiror have been timely paid.

(c)         Acquiror has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, shareholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.

Annex A-1-36

(d)         Acquiror is not currently engaged in any material audit, administrative or judicial proceeding with a taxing authority with respect to Taxes. Acquiror has not received any written notice from a taxing authority of a proposed deficiency of a material amount of Taxes, other than any such deficiencies that have since been resolved. No written claim has been made by any Governmental Authority in a jurisdiction where Acquiror does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of Acquiror, and no written request for any such waiver or extension is currently pending.

(e)         Acquiror has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the prior two years.

(f)          Acquiror has not been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(g)         Acquiror will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (B) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issue or executed prior to the Closing; (C) installment sale or open transaction disposition made prior to the Closing; (D) prepaid amount received prior to the Closing; (E) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing; or (F) Section 965 of the Code.

(h)         There are no Liens with respect to Taxes on any of the assets of the Acquiror, other than Permitted Liens.

(i)          Acquiror does not have any liability for the Taxes of any Person (other than the Company or its Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or (ii) as a transferee or successor.

(j)          Acquiror is not party to, or bound by, or have any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(k)         To the knowledge of Acquiror, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(l)          Neither the execution and delivery of this Agreement by Acquiror nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) will (i) entitle any employee, director, officer or independent contractor of Acquiror or any of its Subsidiaries to severance pay or any material increase in severance pay, (ii) result in the payment of any amount to any employee, director, officer or independent contractor of Acquiror or any of its Subsidiaries that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code, or (iii) require a “gross-up,” indemnification for, or payment to any employee, director, officer or independent contractor of Acquiror or any of its Subsidiaries for any taxes imposed under Section 409A or Section 4999 of the Code or any other tax.

(m)        Other than the representations and warranties set forth in Section 5.10, this Section 5.08 contains the exclusive representations and warranties of Acquiror with respect to Tax matters. Nothing in this Section 5.08 shall be construed as providing a representation or warranty with respect to (i) other than the representations and warranties set forth in Section 5.08(g), (i) and (j) any taxable period (or portion thereof) beginning following the Closing Date or (ii) the existence, amount, expiration date or limitations on (or availability of) any Tax attribute.

Annex A-1-37

Section 5.09             Brokers’ Fees. Except for fees described on Schedule 5.09 (including the amounts owed with respect thereto), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Acquiror, First Merger Sub or Second Merger Sub or any of their respective Affiliates, including the Sponsors.

Section 5.10             Acquiror SEC Reports; Financial Statements; Sarbanes-Oxley Act.

(a)         Acquiror has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since December 23, 2020 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Acquiror SEC Reports”). Acquiror has furnished to the Company true and correct copies of all amendments and modifications that have not been filed by Acquiror with the SEC to all agreements, documents, and other instruments (if any) that previously had been filed by Acquiror with the SEC and are currently in effect. None of the Acquiror SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the Acquiror SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC), and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Acquiror as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended.

(b)         Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror and other material information required to be disclosed by Acquiror in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Acquiror’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act.

(c)         Acquiror has established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror’s financial statements for external purposes in accordance with GAAP.

(d)         There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e)         Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

(f)          To the knowledge of Acquiror, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Acquiror SEC Reports. To the knowledge of Acquiror, none of the Acquiror SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Annex A-1-38

Section 5.11             Business Activities; Undisclosed Liabilities; Absence of Changes.

(a)         Since its incorporation, Acquiror has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Acquiror Organizational Documents, there is no agreement, commitment or Governmental Order binding upon Acquiror or to which Acquiror is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or any acquisition of property by Acquiror or the conduct of business by Acquiror as currently conducted or as currently contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have an Acquiror Material Adverse Effect.

(b)Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, Acquiror has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c)         Except for (i) this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.03), (ii) as set forth on Schedule 5.11(c) and (iii) with respect to fees and expenses of Acquiror’s legal, financial and other advisors, Acquiror is not, and at no time has been, party to any Contract with any other Person that would require payments by Acquiror in excess of $75,000 monthly, $150,000 in the aggregate annually with respect to any individual Contract or more than $500,000 in the aggregate annually when taken together with all other Contracts (other than this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.03) and Contracts set forth on Schedule 5.11(c)).

(d)         There is no liability, debt or obligation against Acquiror or its Subsidiaries, except for liabilities and obligations (i) reflected or reserved for on Acquiror’s consolidated balance sheet for the quarterly period ended June 30, 2021 or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to Acquiror and its Subsidiaries, taken as a whole), (ii) that have arisen since the date of Acquiror’s consolidated balance sheet for the quarterly period June 30, 2021 in the ordinary course of the operation of business of the Acquiror and its Subsidiaries (other than any such liabilities as are not and would not be, in the aggregate, material to Acquiror and its Subsidiaries, taken as a whole), (iii) disclosed in Schedule 5.11(d), (iv) arising under this Agreement and/or the performance by the Company of its obligations hereunder or (v) that would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Subsidiaries, taken as a whole.

(e)         Neither First Merger Sub nor Second Merger Sub owns or has a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(f)          First Merger Sub was formed solely for the purpose of effecting the Mergers and has not engaged in any business activities or conducted any operations other than in connection with the Mergers and has no, and at all times prior to the Effective Time except as contemplated by this Agreement or the ancillary agreements to this Agreement, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(g)         Second Merger Sub was formed solely for the purpose of effecting the Mergers and has not engaged in any business activities or conducted any operations other than in connection with the Mergers and has no, and at all times prior to the Second Effective Time except as contemplated by this Agreement or the ancillary agreements to this Agreement, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(h)         (i) Since June 30, 2021 through the date of this Agreement, there has not been any change, development, condition, occurrence, event or effect relating to the Acquiror or its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, an Acquiror Material Adverse Effect and (ii) from June 30, 2021 through the date of this Agreement, Acquiror and its Subsidiaries have not taken any action that would require the consent of the Company pursuant to Section 7.03, if such action had been taken after the date hereof.

Annex A-1-39

Section 5.12             Proxy Statement. As of the time the Proxy Statement is first mailed to the Acquiror Stockholders, and at the time of the Special Meeting, the Proxy Statement (together with any amendments or supplements thereto) will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Proxy Statement in reliance upon and in conformity with information furnished in writing to the Acquiror by or on behalf of the Company specifically for inclusion in the Proxy Statement.

Section 5.13             No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, Acquiror and its Affiliates and any of its and their respective directors, officers, employees, stockholders, partners, members or representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates or any of their respective directors, officers, employees, stockholders, partners, members, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV and in any ancillary agreement to this Agreement to which it is a party or certificate delivered by the Company pursuant to the Agreement, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement and in any ancillary agreement to this Agreement to which it is a party or certificate delivered by the Company pursuant to the Agreement.

Section 5.14             Capitalization.

(a)         The authorized capital stock of Acquiror consists of (i) 1,000,000 shares of Acquiror Preferred Stock and (ii) 50,000,000 shares of Acquiror Common Stock. As of the date of this Agreement, (A) no shares of Acquiror Preferred Stock are issued and outstanding, (B) 21,562,500 shares of Acquiror Common Stock are issued and outstanding, (C) 17,250,000 Acquiror Warrants are issued and outstanding, (D) 6,675,000 Acquiror Private Placement Warrants are issued and outstanding and (E) rights to receive 862,500 shares of Acquiror Common Stock are issued and outstanding. All of the issued and outstanding shares of Acquiror Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. All outstanding Acquiror Units, shares of Acquiror Common Stock, Acquiror Warrants and Acquiror Private Placement Warrant (1) were issued in compliance in all material respects with applicable Law and (2) were not issued in breach or violation of any preemptive rights or Contract.

(b)         Except for this Agreement, the Acquiror Warrants, the Acquiror Private Placement Warrants, the Acquiror Rights and the Subscription Agreements, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Acquiror Common Stock or the equity interests of Acquiror, or any other Contracts to which Acquiror is a party or by which Acquiror is bound obligating Acquiror to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Acquiror, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Acquiror. Except as disclosed in the Acquiror SEC Reports or the Acquiror Organizational Documents, there are no outstanding contractual obligations of Acquiror to repurchase, redeem or otherwise acquire any securities or equity interests of Acquiror. There are no outstanding bonds, debentures, notes or other Indebtedness of Acquiror having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Acquiror’s stockholders may vote. Except as disclosed in the

Annex A-1-40

Acquiror SEC Reports, Acquiror is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to Acquiror Common Stock or any other equity interests of Acquiror. Acquiror does not own any capital stock or any other equity interests in any other Person (other than First Merger Sub and Merger Sub) or any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person. There are no securities or instruments issued by or to which the Acquiror is a party containing anti-dilution or similar provisions that will be triggered by the consummation of the transactions contemplated by the Subscription Agreements that have not been or will be waived on or prior to the Closing Date.

(c)         As of the date hereof, the authorized share capital of First Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share, of which 100 shares are issued and outstanding and beneficially held (and held of record) by Acquiror as of the date of this Agreement.

(d)         As of the date hereof, Acquiror is the sole member and owner of all (100%) of the membership interests of Second Merger Sub.

Section 5.15             Nasdaq Stock Market Quotation. The issued and outstanding shares of Acquiror Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “VTAQ”. Acquiror is in compliance in all material respects with the rules of the Nasdaq and there is no action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq, the Financial Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the Acquiror Common Stock or terminate the listing of Acquiror Common Stock on Nasdaq. None of Acquiror or its Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Common Stock, Acquiror Warrants or Acquiror Private Placement Warrants under the Exchange Act except as contemplated by this Agreement.

Section 5.16             Contracts; No Defaults.

(a)         Schedule 5.16(a) contains a listing of all Contracts including every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements, this Agreement and the Subscription Agreements) to which, as of the date of this Agreement, Acquiror or one or more of its Subsidiaries is a party or by which any of their respective assets are bound. True, correct and complete copies of the Contracts listed on Schedule 5.16(a) have been delivered to or made available to the Company or its agents or representatives.

(b)         Each Contract of a type required to be listed on Schedule 5.16(a), whether or not set forth on Schedule 5.16(a), was entered into at arm’s length in all material respects and in the ordinary course of business. Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type described in Schedule 5.16(a), whether or not set forth on Schedule 5.16(a), (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of the Acquiror or its Subsidiaries party thereto and, to the knowledge of the Acquiror, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of the Acquiror, are enforceable by the Acquiror or its Subsidiaries to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) none of the Acquiror, its Subsidiaries or, to the knowledge of the Acquiror, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (iii) since June 30, 2021, neither the Acquiror nor its Subsidiaries have received any written or, to the knowledge of the Acquiror, oral claim or notice of material breach of or material default under any such Contract, (iv) to the knowledge of the Acquiror, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by the Acquiror or its Subsidiaries or, to the knowledge of the Acquiror, any other party thereto (in

Annex A-1-41

each case, with or without notice or lapse of time or both) and (v) since December 31, 2020 through the date hereof, neither the Acquiror nor its Subsidiaries have received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

Section 5.17             Title to Property. Except as set forth on Schedule 5.17, neither the Acquiror nor any of its Subsidiaries (a) owns or leases any real or personal property or (b) is a party to any agreement or option to purchase any real property, personal property or other material interest therein.

Section 5.18             Investment Company Act. Neither the Acquiror nor any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 5.19             Affiliate Agreements. Except as set forth on Schedule 5.19 and except for, in the case of any employee, officer or director, any employment Contract or Contract with respect to the issuance of equity in Acquiror, none of the Acquiror or its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any (i) present or former executive officer or director of any of the Acquiror or its Subsidiaries, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Acquiror or its Subsidiaries or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, an “Acquiror Affiliate Agreement”).

Section 5.20             Subscription Agreements. The Acquiror has delivered to the Company a true, correct and complete copy of each Subscription Agreement executed on or prior to the date hereof, pursuant to which certain Investors have committed, subject to the terms and conditions therein, to purchase shares of Acquiror Common Stock, convertible debt securities of Acquiror and warrants to purchase shares or Acquiror Common Stock, for total proceeds equal to the Base Subscription Amount. To the knowledge of Acquiror, each Subscription Agreement is in full force and effect and is legal, valid and binding upon the Acquiror and the applicable Investor, enforceable in accordance with its terms. Each Subscription Agreement has not been withdrawn, terminated, amended or modified since the date of delivery hereunder and prior to the execution of this Agreement, and, to the knowledge of Acquiror, as of the date of this Agreement no such withdrawal, termination, amendment or modification is contemplated, and as of the date of this Agreement the commitments contained in each Subscription Agreement have not been withdrawn, terminated or rescinded by the applicable Investor in any respect. As of the date hereof, there are no side letters or Contracts to which Acquiror, First Merger Sub or Second Merger Sub is a party related to the provision or funding, as applicable, of the purchases contemplated by each Subscription Agreement or the transactions contemplated hereby other than as expressly set forth in this Agreement, each Subscription Agreement or any other agreement entered into (or to be entered into) in connection with the Transactions delivered to the Company. Acquiror has fully paid any and all commitment fees or other fees required in connection with each Subscription Agreement that are payable on or prior to the date hereof and will pay any and all such fees when and as the same become due and payable after the date hereof pursuant to each Subscription Agreement. Acquiror has, and to the knowledge of Acquiror, each Investor has, complied with all of its obligations under each Subscription Agreement. There are no conditions precedent or other contingencies related to the consummation of the purchases set forth in each Subscription Agreement, other than as expressly set forth in each Subscription Agreement. No event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of Acquiror or, to the knowledge of Acquiror as of the date hereof, any Investor, (ii) assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied, constitute a failure to satisfy a condition on the part of Acquiror or, to the knowledge of Acquiror as of the date hereof, the applicable Investor or (iii) assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied, to the knowledge of Acquiror as of the date hereof, result in any portion of the amounts to be paid by each Investor in accordance with each Subscription Agreement being unavailable on the Closing Date. As of the date hereof, assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied, Acquiror has no reason to believe that any of the conditions to the consummation of the purchases under each Subscription Agreement will not be satisfied, and, as of the date hereof, Acquiror is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions not to be satisfied.

Annex A-1-42

Article VI

COVENANTS OF THE COMPANY

Section 6.01             Conduct of Business. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except in relation to the Permitted Acquisitions and except as set forth on Schedule 6.01, as expressly contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, use commercially reasonable efforts to (A) conduct and operate its business in the ordinary course, (B) preserve intact the current business organization and ongoing businesses of the Company and its Subsidiaries, and (C) maintain the existing relations and goodwill of the Company and its Subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of the Company and its Subsidiaries and. Without limiting the generality of the foregoing, and, except as set forth on Schedule 6.01, as expressly contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period, except as otherwise contemplated by this Agreement:

(a)         change or amend the certificate of incorporation, bylaws or other organizational documents of the Company or its Subsidiaries;

(b)         (i) make, declare or pay any dividend or distribution (whether in cash, stock or property) to the stockholders of the Company in their capacities as stockholders, (ii) effect any recapitalization, reclassification, split or other change in its capitalization in a manner that would increase the Company Merger Shares payable to the stockholders of the Company, (iii) authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock, or (iv) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests; provided that (x) the issuance of shares of Company Stock upon exercise or settlement of any Company Options or Company Warrants in effect on the date of this Agreement, (y) grants of Company Options on or after the date of this Agreement in the ordinary course of business consistent with past practice, and (z) the issuance of shares of Company Common Stock (or other class of equity security of the Company, as applicable) pursuant to the terms of the Company Preferred Stock and the Company Convertible Notes, in each case, in effect on the date of this Agreement, shall not require the consent of Acquiror;

(c)         enter into, or amend or modify any material term of (in a manner adverse to the Company or any of its Subsidiaries), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any Contract of a type required to be listed on Schedule 4.12(a) (or any Contract, that if existing on the date hereof, would have been required to be listed on Schedule 4.12(a)), any material lease related to the Leased Real Property or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Company or its Subsidiaries is a party or by which it is bound, other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business consistent with past practice;

(d)         (i) sell, transfer, license, sublicense, covenant not to assert, lease, pledge or otherwise encumber or subject to any Lien, abandon, cancel, let lapse or convey or dispose of any assets, properties or business of the Company and its Subsidiaries (including Owned Intellectual Property, including Owned Company Software) that are material to the business of the Company and its Subsidiaries, taken as a whole, except for (x) dispositions of obsolete or worthless assets, (y) sales of tangible inventory or Standard Outbound Licenses, in each case, in the ordinary course of business consistent with past practice and (z) sales, abandonment, lapses of assets or items or materials in an amount not in excess of $1,000,000 in the aggregate, other than (A) as set forth on Schedule 6.01(d), (B) Permitted Liens or (C) pledges and encumbrances on property and assets in the ordinary course of business and that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (ii) subject any material Owned Intellectual Property (including any material Owned Company Software) to Copyleft Terms; or (iii) disclose any material Trade Secret that is Owned Intellectual Property to any Person other than pursuant to a written agreement restricting the disclosure and use thereof by such Person;

Annex A-1-43

(e)         except as required under applicable Law or the terms of any Company Benefit Plan existing as of the date hereof (A) increase in any manner the compensation, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any of the current or former directors, officers, employees or consultants of the Company or its Subsidiaries, other than increases to any such individuals who are not directors or officers of the Company or its Subsidiaries in the ordinary course of business consistent with past practice, (B) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, or any compensation, severance, pension, retirement, profit-sharing, welfare benefit for the benefit of any current or former directors, officers, employees or consultants of the Company or its Subsidiaries (or newly hired employees), (C) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plan, (D) amend or modify any outstanding award under any Company Benefit Plan, (E) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (F) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization, (G) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Law, or (H) forgive any loans, or issue any loans (other than routine travel advances issued in the ordinary course of business) to any of its or its Subsidiaries’ directors, officers, contractors or employees;

(f)          (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the transactions contemplated by this Agreement);

(g)         make any capital expenditures (or commitment to make any capital expenditures) that in the aggregate exceed $5,000,000, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget for periods following the date hereof, made available to Acquiror or any capitalized Contract costs associated with new or existing customers;

(h)         make (i) any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants) other than loans, advances or capital contributions to, or investments in any Person (excluding any of its officers, directors, agents or consultants) in an aggregate amount not to exceed $500,000, or (ii) any material change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person, except advances to employees or officers of the Company or its Subsidiaries in the ordinary course of business consistent with past practice;

(i)          make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any amendment to a material Tax Return, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority of or relating to any material Taxes or settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes, or enter into any Tax sharing or similar agreement (excluding any commercial contract not primarily related to Taxes);

(j)          take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

(k)         acquire any fee interest in real property;

(l)          enter into, renew or amend in any material respect any Company Affiliate Agreement;

(m)        waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability, other than in the ordinary course of business consistent with past practice or that otherwise do not exceed $2,500,000 in the aggregate;

Annex A-1-44

(n)         incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness in excess of $1,000,000, other than in connection with borrowings, extensions of credit and other financial accommodations under the Company’s and Subsidiaries’ existing credit facilities, notes and other existing Indebtedness and, in each case, any refinancings thereof, provided, that, in no event shall any such borrowing, extension of credit or other financial accommodation be subject to any prepayment fee or penalty or similar arrangement or amend, restate or modify in a manner materially adverse to the Company any terms of or any agreement with respect to any such outstanding Indebtedness (when taken as a whole); provided, further, that any action permitted under this Section 6.01(n) shall be deemed not to violate Section 6.01(b) or Section 6.01(c);

(o)         enter into any material new line of business outside of the business currently conducted by the Company and its Subsidiaries as of the date of this Agreement;

(p)         make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

(q)         voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Company and its Subsidiaries and their assets and properties; and

(r)          enter into any agreement to do any action prohibited under this Section 6.01.

Section 6.02             Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or its Subsidiaries by third parties that may be in the Company’s or its Subsidiaries’ possession from time to time, and except for any information which (x) relates to interactions with prospective buyers of the Company or the negotiation of this Agreement and the transactions contemplated hereby or (y) in the judgment of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which the Company or any of its Subsidiaries is bound, the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments and analyses and, as reasonably requested by Acquiror or its Representatives, appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries as such Representatives may reasonably request, in each case, as necessary to facilitate Acquiror’s ongoing due diligence and consummation of the transactions contemplated by this Agreement. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by Acquiror and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

Section 6.03             HSR Act and Regulatory Approvals.

(a)         In connection with the transactions contemplated by this Agreement, the Company shall comply promptly but in no event later than fifteen (15) Business Days after the date hereof with the notification and reporting requirements of the HSR Act. The Company shall furnish to the Acquiror as promptly as reasonably practicable all information required for any application or other filing to be made by the Acquiror pursuant to any Antitrust Law. The Company shall (i) substantially comply with any Information or Document Requests and (ii) request early termination of any waiting period under the HSR Act. The Company shall promptly notify the Acquiror of any substantive communication with, and furnish to Acquiror copies of any notices or written communications received by, the Company or any of its Affiliates and any third party or any Governmental Authority with respect to the transactions contemplated by this Agreement, and the Company shall permit counsel to Acquiror an opportunity to review in advance, and the Company shall consider in good faith the views of such counsel in connection with, any proposed written communications by the Company and/or its Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement; provided, that the Company shall not extend any

Annex A-1-45

waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of Acquiror. The Company agrees to provide, to the extent permitted by the applicable Governmental Authority, Acquiror and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between the Company and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 6.03 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the Company or other competitively sensitive material; provided, that the Company may, as it deems advisable and necessary, designate any materials provided to the Acquiror under this Section 6.03 as “outside counsel only.” Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.03 or any other provision of this Agreement shall require or obligate the Company or any of its Affiliates (including the Investors and any investment funds or investment vehicles affiliated with, or managed or advised by, the Investors or any portfolio company (as such term is commonly understood in the private equity industry) or investment of the Investors or of any such investment fund or investment vehicle) to, and the Acquiror shall not, without the prior written consent of the Company, agree or otherwise be required to, take any action with respect to the Company, or any of its Subsidiaries or such Affiliates, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of the Company or any of its Subsidiaries or such Affiliates, or any interest therein. The Company shall pay 50% of all filing fees payable to the Regulatory Consent Authorities in connection with the transactions contemplated by this Agreement.

(b)         The Company shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders or declarations of any Regulatory Consent Authorities or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transaction contemplated hereby; (iii) increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) delay or prevent the consummation of the transactions contemplated hereby.

Section 6.04             No Acquiror Common Stock Transactions. From and after the date of this Agreement until the Effective Time, except as otherwise contemplated by this Agreement, none of the Company or any of its Subsidiaries or its stockholders shall engage in any transactions involving the securities of Acquiror without the prior written consent of Acquiror. The Company shall use reasonable best efforts to require each of its Subsidiaries and stockholders to comply with the foregoing sentence.

Section 6.05             No Claim Against the Trust Account. The Company acknowledges that the Acquiror is a blank check company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, and the Company has read Acquiror’s final prospectus, dated December 23, 2020 and other Acquiror SEC Reports, the Acquiror Organizational Documents, and the Trust Agreement and understands that Acquiror has established the Trust Account described therein for the benefit of Acquiror’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Company further acknowledges and agrees that the Acquiror’s sole assets consist of the cash proceeds of the Acquiror’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public shareholders. The Company further acknowledges that, if the transactions contemplated by this Agreement are not consummated by June 30, 2022, or such later date as approved by the shareholders of Acquiror to complete a Business Combination, Acquiror will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself and its Affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and Acquiror

Annex A-1-46

to collect from the Trust Account any monies that may be owed to them by Acquiror or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including, without limitation, for any Willful Breach of this Agreement. This Section 6.05 shall survive the termination of this Agreement for any reason.

Section 6.06             No-Solicitation.

(a)         From the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 10.01, the Company will not, and will cause each of its Subsidiaries and its and their respective directors, officers and employees not to, and shall instruct and use its reasonable best efforts to cause the Company’s and its Subsidiaries’ other respective Representatives not to, directly or indirectly: (i) solicit, initiate, assist, knowingly encourage or facilitate or cooperate with any inquiries regarding, or the submission or announcement by any Person or “group” (as defined in the Exchange Act and the rules thereunder) (other than Acquiror) of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Transaction; (ii) furnish, or afford access to (including through any virtual data room), any information regarding the Company, any of its Subsidiaries, or their respective businesses, operations, assets, liabilities, financial condition, books and records, prospects or employees to any Person or “group” (as defined in the Exchange Act and the rules thereunder) (other than to Acquiror or any of its Affiliates or Representatives) in connection with, for the purpose of assisting, soliciting, initiating, encouraging or facilitating, or in response to, or that would reasonably be expected to lead to, any Company Acquisition Transaction; (iii) enter into, continue, engage in or otherwise participate in any discussions or negotiations with any Person or “group” (as defined in the Exchange Act and the rules thereunder) (other than Acquiror or its Representatives) with respect to, any Company Acquisition Transaction, or any agreement, arrangement or understanding (including any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to any Company Acquisition Transaction), or any inquiry, proposal or offer that would reasonably be expected to lead to any Company Acquisition Transaction, or announce an intention to do so; (iv) approve, adopt, endorse, recommend or enter into, or propose to approve, adopt, endorse, recommend or enter into, any letter of intent or similar document, agreement, commitment or agreement in principle with respect to any Company Acquisition Transaction; or (v) release any third Person, or waive any provision of, any confidentiality agreement to which such Person is a party and which directly relates to a potential Company Acquisition Transaction.

(b)         If the Company, any of its Subsidiaries or, to the Company’s knowledge, any of their respective Representatives, receives a or any inquiry, proposal or offer, request for information or request for discussions or negotiations, regarding or constituting a Company Acquisition Transaction or that is reasonably likely to lead to a Company Acquisition Transaction, then the Company shall promptly (and in no event later than forty eight (48) hours after receipt of such inquiry, proposal, offer or request) notify Acquiror in writing of such written inquiry, proposal, offer or request (which notification shall, unless expressly prohibited by a confidentiality agreement in effect as of the date hereof, include the identity of the Person making or submitting such inquiry, proposal, offer or request and a copy of any such inquiry, proposal, offer or request (or, if not in writing, the material terms and conditions thereof)). The Company shall keep the Acquiror promptly informed of the status of any such inquiries, proposals, offers or requests.

(c)         Promptly following the execution and delivery of this Agreement, the Company shall, and shall cause each of its Subsidiaries and its and their respective Affiliates and its and their respective directors, officers and employees, and shall instruct and use reasonable best efforts to cause the Company’s and its Subsidiaries’ other respective Representatives to (and the shareholders of the Company party to the Support Agreement have acknowledged to the Company that they shall), immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person or “group” (as defined in the Exchange Act and the rules thereunder) (other than Acquiror or its Representatives) relating to any Company Acquisition Transaction made on, prior to or after the date hereof. The Company shall not, and shall cause its Subsidiaries and its and their respective Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which the Company, any of its Subsidiaries or any of their respective Affiliates is a party.

Annex A-1-47

(d)         Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 6.06 by any of the Company’s Subsidiaries, or any of the Company’s or its Subsidiaries’ respective Representatives acting on the Company’s or one of its Subsidiaries’ behalf, shall be deemed to be a breach of this Section 6.06 by the Company.

Section 6.07             Section 280G. To the extent applicable, the Company shall, at least five (5) days prior to the Closing, take commercially reasonable actions to (a) solicit waivers of any excess parachute payment (as described below) from each Person who has or may have a right to any payments and/or benefits as a result of or in connection with the transactions contemplated by this Agreement that would be deemed to constitute “excess parachute payments” (within the meaning of Section 280G of the Code), and (b) solicit the approval of the Company’s shareholders in a manner intended to comply with Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code of all payments and/or benefits (including payments and benefits waived pursuant to the preceding clause) that would, as a result of, or in connection with, the transactions contemplated by this Agreement, be deemed to constitute “excess parachute payments.” To the extent required to comply with the provisions of the preceding sentence, the Company shall deliver, among other items, to its equity holders entitled to vote in the shareholder approval process under Code Section 280G(b)(5)(B), a disclosure statement intended to satisfy the shareholder approval requirements of Section 280G(b)(5)(B) of the Code. The form of waiver, solicitation of shareholder approval, and disclosure materials shall be provided to Acquiror for review at least ten (10) days prior to Closing and all such materials shall be subject to the approval of Acquiror, such approval not to be unreasonably withheld, conditioned or delayed.

Article VII

COVENANTS OF ACQUIROR

Section 7.01             HSR Act and Regulatory Approvals.

(a)         In connection with the transactions contemplated by this Agreement, Acquiror shall comply promptly but in no event later than fifteen (15) Business Days after the date hereof with the notification and reporting requirements of the HSR Act. Acquiror shall furnish to the Company as promptly as reasonably practicable all information required for any application or other filing to be made by the Company pursuant to any Antitrust Law. Acquiror shall substantially comply with any Information or Document Requests.

(b)         Acquiror shall request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable Antitrust Laws, (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted.

(c)         Acquiror shall cooperate in good faith with the Regulatory Consent Authorities and exercise its reasonable best efforts to undertake promptly any and all action required to complete lawfully the transactions contemplated by this Agreement as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under Antitrust Law or the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Mergers. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.01 or any other provision of this Agreement shall require or obligate Acquiror’s Affiliates, the Sponsors, the Investors, their respective Affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by, Acquiror’s Affiliates, the Sponsors, the Investors or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Acquiror’s Affiliates, Sponsors, the Investors or of any such investment fund or investment vehicle to take any action in connection with (A) obtaining termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable Antitrust Laws or (B) avoiding, preventing, eliminating or removing any impediment under Antitrust Law with respect to the Transactions, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect such Person’s or entity’s freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of such Person or entity or any of such entity’s Subsidiaries or Affiliates, or any interest therein.

Annex A-1-48

(d)         Acquiror shall promptly notify the Company of any substantive communication with, and furnish to the Company copies of any notices or written communications received by, Acquiror or any of its Affiliates and any third party or Governmental Authority with respect to the transactions contemplated by this Agreement, and Acquiror shall permit counsel to the Company an opportunity to review in advance, and Acquiror shall consider in good faith the views of such counsel in connection with, any proposed communications by Acquiror and/or its Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement; provided, that Acquiror shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the Company. Acquiror agrees to provide the Company and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Acquiror and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 7.01 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the Company or other competitively sensitive material; provided, that the Acquiror may, as it deems advisable and necessary, designate any materials provided to the Company under this Section 7.01 as “outside counsel only.”

(e)         Acquiror shall pay 50% of all filing fees payable to the Regulatory Consent Authorities in connection with the transactions contemplated by this Agreement. The Company shall pay 50% of all filing fees payable to the Regulatory Consent Authorities in connection with the transactions contemplated by this Agreement.

(f)          Acquiror shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders or declarations of any Regulatory Consent Authorities or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transaction contemplated hereby; (iii) increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) delay or prevent the consummation of the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, the restrictions and obligations set forth in this Section 7.01(f) shall not apply to or be binding upon Acquiror’s Affiliates, the Sponsor, the Investor, their respective Affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, Acquiror’s Affiliates, the Sponsors, the Investor or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Acquiror’s Affiliates, the Sponsors, the Investor or of any such investment fund or investment vehicle.

Section 7.02             Indemnification and Insurance.

(a)         From and after the Effective Time, Acquiror agrees to cause the Surviving Company to indemnify and hold harmless each present and former director and officer of Acquiror, First Merger Sub, Second Merger Sub, the Company and each of their respective Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Acquiror, First Merger Sub, Second Merger Sub, the Company and each of their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause the Surviving Company and its Subsidiaries to, (i) maintain for a period of not less than six years from the Effective Time provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those Persons than the provisions of such certificates of incorporation (if applicable), bylaws and other organizational

Annex A-1-49

documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, and shall cause the Surviving Company and their respective Subsidiaries to honor, each of the covenants in this Section 7.02.

(b)         For a period of six years from the Effective Time, Acquiror shall, or shall cause one or more of its Subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the directors’ and officers’ liability insurance policies of Acquiror, First Merger Sub, Second Merger Sub, the Company and each of their respective Subsidiaries on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Acquiror or its Subsidiaries be required to pay an annual premium for such insurance in excess of 350% of the aggregate annual premium payable by Acquiror for such insurance policy for the year ended December 31, 2020; provided, however, that (i) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy (the “D&O Tail”) containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 7.02 shall be continued in respect of such claim until the final disposition thereof.

(c)         Notwithstanding anything contained in this Agreement to the contrary, this Section 7.02 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on Acquiror and the Surviving Company and all successors and assigns of Acquiror and the Surviving Company. In the event that Acquiror, the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror and the Surviving Company shall ensure that proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 7.02. The obligations of Acquiror and the Surviving Company under this Section 7.02 shall not be terminated or modified in such a manner as to materially and adversely affect any present and former director and officer of Acquiror, First Merger Sub, Second Merger Sub, the Company and each of their respective Subsidiaries to whom this Section 7.02 applies without the consent of the affected Person.

Section 7.03             Conduct of Acquiror During the Interim Period.

(a)         During the Interim Period, except as set forth on Schedule 7.03 or as expressly contemplated by this Agreement (including, for the avoidance for doubt, the execution and delivery of the Subscription Agreements and performance of the Acquiror’s obligations thereunder) or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed), Acquiror shall not and each shall not permit any of its Subsidiaries to:

(i)          change, modify or amend the Trust Agreement, the Acquiror Organizational Documents or the organizational documents of First Merger Sub or Second Merger Sub;

(ii)         (A) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests; (B) split, combine, reclassify or otherwise change any of its capital stock or other equity interests; or (C) other than the redemption of any shares of Acquiror Common Stock required by the Offer or as otherwise required by Acquiror’s Organizational Documents in order to consummate the transactions contemplated hereby, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Acquiror;

(iii)        make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any amendment to a material Tax Return, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority of or relating to any material Taxes or settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes, or enter into any Tax sharing or similar agreement (excluding any commercial contract not primarily related to Taxes);

Annex A-1-50

(iv)        take any action, or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

(v)         other than as set forth on Schedule 7.03, enter into, renew or amend in any material respect, any Acquiror Affiliate Agreement (or any Contract, that if existing on the date hereof, would have constitute an Acquiror Affiliate Agreement);

(vi)        enter into, or amend or modify any material term of (in a manner adverse to the Acquiror or any of its Subsidiaries (including the Company and its Subsidiaries)), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any Contract of a type required to be listed on Schedule 5.16(a) (or any Contract, that if existing on the date hereof, would have been required to be listed on Schedule 5.16(a)) or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Acquiror or its Subsidiaries is a party or by which it is bound;

(vii)       waive, release, compromise, settle or satisfy any pending or threatened claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability;

(viii)      incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;

(ix)         (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Acquiror or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (i) in connection with the exercise of any Acquiror Warrants or Acquiror Private Placement Warrants outstanding on the date hereof or (ii) the transactions contemplated by this Agreement (including the transactions contemplated by the Subscription Agreements) or (B) amend, modify or waive any of the terms or rights set forth in, any Acquiror Warrant, any Acquiror Private Placement Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein, other than pursuant to the Sponsor Agreement;

(x)          (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Acquiror or its Subsidiaries (other than the transactions contemplated by this Agreement);

(xi)        make any capital expenditures;

(xii)       make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

(xiii)      enter into any new line of business outside of the business currently conducted by the Acquiror and its Subsidiaries as of the date of this Agreement;

(xiv)      make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP, including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or applicable Law;

(xv)       voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Acquiror and its Subsidiaries and their assets and properties; or

(xvi)      enter into any agreement to do any action prohibited under this Section 7.03.

(b)         During the Interim Period, Acquiror shall, and shall cause its Subsidiaries to comply with, and continue performing under, as applicable, the Acquiror Organizational Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party.

Annex A-1-51

Section 7.04             Trust Account. Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article IX), Acquiror shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement for the following: (a) the redemption of any shares of Acquiror Common Stock in connection with the Offer; (b) the payment of the Outstanding Company Expenses and Outstanding Acquiror Expenses pursuant to Section 3.10; and (c) the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses (a) and (b), to be disbursed to Acquiror.

Section 7.05             Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Acquiror or its Subsidiaries by third parties that may be in Acquiror’s or its Subsidiaries’ possession from time to time, and except for any information which in the opinion of legal counsel of Acquiror would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which Acquiror or any of its Subsidiaries is bound, Acquiror shall afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of Acquiror, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of Acquiror that are in the possession of Acquiror as such Representatives may reasonably request. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

Section 7.06             Acquiror Nasdaq Listing.

(a)         From the date hereof through the Closing, Acquiror shall use commercially reasonable efforts to ensure Acquiror remains listed as a public company on, and for shares of Acquiror Common Stock to be listed on, Nasdaq.

(b)         Acquiror shall use commercially reasonable efforts to cause the Acquiror Common Stock to be issued in connection with the Transactions (including the Earnout Shares) to be approved for listing on remains as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Closing Date. The Company shall cooperate with Acquiror, including by providing all information and materials necessary, to accomplish the requirements of this Section 7.06.

Section 7.07             Acquiror Public Filings. From the date hereof through the Closing, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

Section 7.08             Financing. Acquiror, First Merger Sub and Second Merger Sub shall take, or cause to be taken, as promptly as practicable after the date hereof, all actions, and to do, or cause to be done, all things necessary, on or prior to the Closing Date, to consummate the purchases contemplated by the Subscription Agreements on the terms and conditions described or contemplated therein. Notwithstanding anything herein to the contrary, Acquiror shall not enter into Subscription Agreements in amounts in excess of the Base Subscription Amount without the prior written consent of the Company in its sole discretion.

Section 7.09             Additional Insurance Matters. Prior to the Closing, Acquiror shall obtain directors’ and officers’ liability insurance that shall be effective as of Closing and will cover those Persons who will be the directors and officers of Acquiror and its Subsidiaries (including the directors and officers of the Company and its Subsidiaries) at and after the Closing on terms not less favorable than the better of (a) the terms of the current directors’ and officers’ liability insurance in place for the Company’s and its Subsidiaries’ directors and officers and (b) the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on Nasdaq which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as Acquiror and its Subsidiaries (including the Company and its Subsidiaries).

Annex A-1-52

Section 7.10             Section 16 Matters. Prior to the Closing, the board of directors of Acquiror, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Acquiror Common Stock pursuant to this Agreement (including the Earnout Shares) and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Acquiror following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

Section 7.11             No Solicitation.

(a)         From the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 10.01, Acquiror will not, and will cause each of its Affiliates and its and their respective directors, officers and employees not to, and shall instruct and use its reasonable best efforts to cause Acquiror’s and its Affiliates’ other Representatives not to, directly or indirectly: (i) solicit, initiate, assist, knowingly encourage or facilitate or cooperate with any inquiries regarding, or the submission or announcement by any Person or “group” (as defined in the Exchange Act and the rules thereunder) (other than the Company) of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”); (ii) furnish, or afford access to (including through any virtual data room), any information regarding Acquiror or its businesses, operations, assets, liabilities, financial condition, books and records, prospects or employees to any Person or “group” (as defined in the Exchange Act and the rules thereunder) (other than to the Company or any of its Affiliates or Representatives) in connection with, for the purpose of assisting, soliciting, initiating, encouraging or facilitating, or in response to, or that would reasonably be expected to lead to, any Business Combination Proposal; (iii) enter into, continue, engage in or otherwise participate in any discussions or negotiations with any Person or “group” (as defined in the Exchange Act and the rules thereunder) (other than the Company or its Representatives) with respect to, any Business Combination Proposal, or any agreement, arrangement or understanding (including any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to any Business Combination Proposal), or any inquiry, proposal or offer that would reasonably be expected to lead to any Business Combination Proposal, or announce an intention to do so; (iv) approve, adopt, endorse, recommend or enter into, or propose to approve, adopt, endorse, recommend or enter into, any letter of intent or similar document, agreement, commitment or agreement in principle with respect to any Business Combination Proposal; or (v) release any third Person, or waive any provision of, any confidentiality agreement to which such Person is a party and which directly relates to a potential Business Combination Proposal.

(b)         If Acquiror, any of its Affiliates or, to the Acquiror’s knowledge, any of its or their Representatives, receives a Business Combination Proposal or any inquiry, proposal or offer, request for information or request for discussions or negotiations, regarding or constituting a Business Combination Proposal or that is reasonably likely to lead to a Business Combination Proposal, then Acquiror shall promptly (and in no event later than forty eight (48) hours after receipt of such Company Acquisition Proposal or such inquiry, proposal, offer or request) notify the Company in writing of such Business Combination Proposal or such written inquiry, proposal, offer or request (which notification shall, unless expressly prohibited by a confidentiality agreement in effect as of the date hereof, include the identity of the Person making or submitting such Business Combination Proposal or such inquiry, proposal, offer or request and a copy of any such written Business Combination Proposal or such inquiry, proposal, offer or request (or, if not in writing, the material terms and conditions thereof)). Acquiror shall keep the Company promptly informed of the status of any such Business Combination Proposals, inquiries, proposals, offers or requests.

(c)         Promptly following the execution and delivery of this Agreement, Acquiror shall, and shall cause each of its Affiliates and its and their respective directors, officers and employees, and shall instruct and use reasonable best efforts to cause Acquiror’s and its Affiliates’ and its and their other respective Representatives to (and the parties to the Sponsor Agreement have acknowledged to the Company that they shall), immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person or “group” (as defined in the Exchange Act and the rules thereunder) (other than the Company or its Representatives) relating to any Business Combination Proposal made on, prior to or after the date hereof. Acquiror shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which Acquiror or any of its Affiliates is a party.

Annex A-1-53

(d)         Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 7.11 by any of Acquiror’s Affiliates, or any of the Acquiror’s or its Affiliates’ respective Representatives acting on Acquiror’s behalf, shall be deemed to be a breach of this Section 7.11 by Acquiror.

Section 7.12             Bylaws. Prior to the consummation of the Transactions, Acquiror shall adopt the Acquiror A&R Bylaws.

Section 7.13             Director Appointments. Except as otherwise agreed in writing by the Company and Acquiror prior to the Closing, and conditioned upon the occurrence of the Closing, subject to any limitation imposed under applicable Laws and Nasdaq listing requirements, Acquiror shall take all actions necessary or appropriate to cause (a) the Acquiror Board to consist of seven (7) directors, divided into three (3) classes, designated Class I, II and III, with Class I consisting of two (2) directors with an initial term that expires in 2022, Class II consisting of two (2) directors with an initial term that expires in 2023, and Class III consisting of three (3) directors with an initial term that expires in 2024 and (b) the individuals set forth on Schedule 7.13 to be elected as members of the Acquiror Board, effective as of the Closing. On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to the Company with the individuals set forth on Schedule 7.13, which indemnification agreements shall continue to be effective following the Closing.

Section 7.14             Employee Matters.

(a)         As soon as practicable following the date that is sixty (60) days after the Closing and subject to applicable securities Laws, Acquiror shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Acquiror Common Stock issuable under the Acquiror Incentive Plan and the Acquiror ESPP, and Acquiror shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Acquiror Incentive Plan and the Acquiror ESPP remain outstanding.

(b)         Notwithstanding anything herein to the contrary, Acquiror, First Merger Sub, Second Merger Sub and the Company acknowledge and agree that all provisions contained in this Section 7.14 are included for the sole benefit of Acquiror and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Acquiror, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 7.15             Transaction Litigation. In the event that any stockholder litigation related to this Agreement, the agreements ancillary to the Agreement, or the transactions contemplated hereby or thereby is brought or threatened in writing against Acquiror, or any of the members of its board of directors, after the date of this Agreement and prior to the Effective Time (the “Transaction Litigation”), Acquiror shall promptly (and in any event within forty-eight (48) hours) notify the Company in writing (e-mail being sufficient) of any such Transaction Litigation and shall keep the Company reasonably informed with respect to the status thereof. Acquiror shall give the Company the opportunity to participate in the defense of any Transaction Litigation and keep the Company reasonably apprised of, and consult with the Company (and consider in good faith the Company’s advice), with respect to, proposed strategy and any material decisions related thereto. Acquiror shall not settle or agree to settle any Transaction Litigation without the Company’s prior written consent.

Section 7.16             Termination of Acquiror Affiliate Agreements. Acquiror shall cause all Acquiror Affiliate Agreements, including those set forth on Schedule 5.19, and all liabilities and obligations of Acquiror pursuant thereto to be terminated as of the Effective Time, in each case, without further liability or obligation of any kind to Acquiror, First Merger Sub, Second Merger Sub, the Company or any of the Company’s Subsidiaries.

Annex A-1-54

Article VIII

JOINT COVENANTS

Section 8.01             Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, including the obligations of the Company and Acquiror with respect to the notifications, filings, reaffirmations and applications described in Section 6.03 and Section 7.01, respectively, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 8.01, Acquiror and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions, (b) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of Acquiror, the Company, or their respective Affiliates are required to obtain in order to consummate the Transactions, including any required approvals of parties to material Contracts with the Company or its Subsidiaries, and (c) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event shall Acquiror, First Merger Sub, Second Merger Sub, the Company or its Subsidiaries be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or its Subsidiaries is a party or otherwise in connection with the consummation of the Transactions.

Section 8.02             Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.

(a)         As soon as reasonably practicable, and using commercially reasonable efforts, the Company shall deliver to Acquiror (A) audited consolidated balance sheets as of June 30, 2021 and 2020 and consolidated statements of operations and comprehensive (loss) income, stockholders’ deficit and cash flows of the Company for the 12-month periods ended June 30, 2021 and 2020 together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (collectively, the “PCAOB Financial Statements”); provided, that, upon delivery of such PCAOB Financial Statements, such financial statements shall be deemed “Financial Statements” for all the purposes of this Agreement and the representation and warranties set forth in Section 4.07 shall be deemed to apply to such Financial Statements with the same force and effect as if made as of the date of this Agreement; (B) all other audited and unaudited financial statements of the Company and any company or business units acquired by it, as applicable, required under the applicable rules and regulations of the SEC and applicable Law to be included in the Proxy Statement/Prospectus and any required Current Report on Form 8-K (including pro forma financial information); (C) all selected financial data of the Company required by Item 301 of Regulation S-K, as necessary for inclusion in the Proxy Statement/Prospectus and any required Current Report on Form 8-K; and (D) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K of the SEC with respect to the periods ended June 30, 2020 and 2019, as necessary for inclusion in the Proxy Statement/Prospectus and any required Current Report on Form 8-K (including pro forma financial information).

(b)         As promptly as practicable and with the parties hereto using commercially reasonable efforts to file after the execution of this Agreement and the delivery of the PCAOB Financial Statements, (i) Acquiror, First Merger Sub, Second Merger Sub and the Company shall jointly prepare, and upon the prior approval of both Acquiror and the Company, Acquiror shall file with the SEC, a registration statement on Form S-4 (the “Registration Statement”), containing a proxy statement/prospectus (the “Proxy Statement/Prospectus”), in preliminary form, to be filed with the SEC in connection with the Special Meeting for the purpose of, among other things: soliciting proxies from holders of Acquiror Common Stock to vote at the Special Meeting in favor of: (i) approval of the Acquiror A&R Charter (the “Amendment Proposal”), (ii) approval of the issuance of Acquiror Common Stock as contemplated by this Agreement (the “Issuance Proposal”), (iii) approval of the issuance of Acquiror Common Stock pursuant to each Subscription Agreement and any other issuance of Acquiror Common Stock in connection with the Transactions in accordance with this Agreement, in each case to the extent required by Nasdaq listing rules (the “Subscription Proposals”), (iv) the adoption of the Acquiror Incentive Plan (the “Incentive Plan Proposal”), (v) the adoption of the Acquiror ESPP (the “Employee Stock Purchase Plan Proposal”) and (vi)

Annex A-1-55

approval of any other proposals reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transaction contemplated hereby (the “Additional Proposal” and, together with the Amendment Proposal, Issuance Proposal, Subscription Proposals, Incentive Plan Proposal, and Employee Stock Purchase Plan Proposal, the “Proposals”). The Acquiror Incentive Plan shall provide that an aggregate number of shares of Acquiror Common Stock equal to 5% of the outstanding shares of Acquiror Common Stock as of Closing shall be reserved for issuance pursuant to the Acquiror Incentive Plan, subject to annual increases as provided therein. The Acquiror ESPP shall initially reserve a number of shares of Acquiror Common Stock constituting no less than 2.5% of the outstanding shares of Acquiror Common Stock as of Closing.

(c)         Each of Acquiror, First Merger Sub, Second Merger Sub and the Company shall use its reasonable efforts to cause the Registration Statement and the Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby, and to obtain all necessary state securities law or “Blue Sky” approvals required to carry out the transactions contemplated hereby. Each of Acquiror, First Merger Sub, Second Merger Sub and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, the Proxy Statement/Prospectus, a current report on Form 8-K pursuant to the Exchange Act in connection with the transactions, or any other statement, filing, notice or application made by or on behalf of Acquiror, First Merger Sub, Second Merger Sub and the Company or their respective Subsidiaries to any regulatory authority (including Nasdaq) in connection with the Transactions (the “Solicitation Documents”). Acquiror shall file an amendment to the Registration Statement containing a definitive Proxy Statement/Prospectus with the SEC and, as promptly as practicable after the Registration Statement is declared effective under the Securities Act (the “Registration Statement Effective Date”), cause the definitive Proxy Statement/Prospectus to be mailed to its stockholders of record, as of the record date to be established by the board of directors of Acquiror.

(d)         The Company will give Acquiror prompt written notice of any action taken or not taken by the Company or its Subsidiaries or of any development regarding the Company or its Subsidiaries, in any such case which is known by the Company, that would cause the Proxy Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, Acquiror and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Proxy Statement, such that the Proxy Statement no longer contains an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by Acquiror pursuant to this Section 6.06 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Schedules.

(e)         If, at any time prior to the Closing, Acquiror or the Company discovers or becomes aware of any information that should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus so that the Proxy Statement/Prospectus would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, such party shall inform the other parties, and Acquiror shall prepare (and the Company shall cooperate in preparing, to the extent necessary) and promptly file an appropriate amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus containing such information and, to the extent required by applicable Laws, transmit to Acquiror’s stockholders such amendment or supplement to the Proxy Statement/Prospectus containing such information.

(f)          Acquiror shall, as promptly as practicable following the Registration Statement Effective Date, establish a record date (which date shall be mutually agreed with the Company) for, duly call and give notice of, the Special Meeting. Acquiror shall convene and hold, no later than 45 days (which may be extended to 60 days if Acquiror determines it is desirable to do so, after consultation with the Company) after the Proxy Statement/Prospectus is mailed, a meeting of Acquiror’s stockholders (the “Special Meeting”), for the purpose of

Annex A-1-56

obtaining the approval of the Proposals. Acquiror shall use its reasonable best efforts to obtain the approval of the Proposals at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Law for the purpose of seeking the approval of the Proposals. Acquiror shall, through the Acquiror Board, recommend to its stockholders that they approve the Proposals (the “Acquiror Board Recommendation”) and shall include the Acquiror Board Recommendation in the Proxy Statement/Prospectus. The board of directors of Acquiror shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Acquiror Board Recommendation (a “Change in Recommendation”). Acquiror agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the Proposals shall not be affected by any Change in Recommendation, and Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its stockholders the matters contemplated by the Proxy Statement/Prospectus as contemplated by this Section 8.02(f), regardless of whether or not there shall have occurred any Change in Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Acquiror shall be entitled to postpone or adjourn the Special Meeting: (i) to ensure that any supplement or amendment to the Proxy Statement/Prospectus that the board of directors of Acquiror has determined in good faith is required by applicable Law is disclosed to Acquiror’s stockholders and for such supplement or amendment to be promptly disseminated to Acquiror’s stockholders prior to the Special Meeting; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus), there are insufficient shares of Acquiror Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; (iii) in order to solicit additional proxies from stockholders for purposes of obtaining approval of the Proposals; or (iv) if the holders of Acquiror Common Stock have elected to redeem a number of Acquiror Common Stock as of such time that would reasonably be expected to result in Acquiror not satisfying the condition set forth in Section 9.03(e); provided, that in the event of a postponement or adjournment pursuant to clauses (i), (ii), (iii) or (iv) above, the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

Section 8.03             Company Requisite Approval.

(a)         The Company shall, through the Company Board, recommend to the Company Stockholders that they adopt this Agreement. The Company shall take all action necessary to solicit the Company Requisite Approval via written consent as soon as practicable after the Registration Statement Effective Date. The Company will provide Acquiror with copies of all written consents it receives within five (5) Business Days of receipt of the Company Requisite Approval. If the Company Requisite Approval is obtained, then promptly following the receipt of the required written consents, the Company will prepare and deliver to its stockholders who have not consented the notice required by Section 228(e) and 262 of the DGCL.

(b)         To the extent the Company Requisite Approval is not delivered pursuant to Section 8.03(a) within one (1) day following the Registration Statement Effective Date, then the Company shall take all action necessary to duly call, given notice, convene and hold the Company Stockholders Meeting as soon as practicable, and, in connection therewith, the Company shall (i) mail a stockholder information statement and proxy solicitation which shall include, without limitation, the Proxy Statement/Prospectus and a notice of dissent and appraisal rights as required under applicable Delaware law to the holders of Company Common Stock in advance of such meeting for the purpose of soliciting from the holders of Company Common Stock proxies to vote in favor of the adoption of this Agreement and approval of the Mergers; and (ii) take all other actions necessary or advisable to secure the vote or consent of the Company Stockholders required by applicable Law to obtain such approval. The Company shall keep Acquiror, First Merger Sub and Second Merger Sub updated with respect to proxy solicitation results as requested by Acquiror, First Merger Sub or Second Merger Sub. Once the Company Stockholders Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Stockholders Meeting without the consent of Acquiror (other than: (i) in order to obtain a quorum of its stockholders; or (ii) as reasonably determined by the Company to comply with applicable Law).

(c)         Unless this Agreement has been terminated in accordance with its terms, the Company’s obligation to solicit written consents from the Company Stockholders to give the Company Requisite Approval in accordance with this Section 8.03 shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any other acquisition proposal.

Annex A-1-57

Section 8.04             Tax Matters.

(a)         Transfer Taxes. Notwithstanding anything to the contrary contained herein, the Company shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions. The Company shall, at its own expense, file all necessary Tax Returns with respect to all such Taxes, and, if required by applicable Law, Acquiror will join in the execution of any such Tax Returns.

(b)         Tax Treatment. Acquiror, First Merger Sub, Second Merger Sub and the Company intend that the Transactions shall qualify for the Intended Tax Treatment. None of the parties or their respective Affiliates shall knowingly take or cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action that would reasonably be expected to prevent qualification for such Intended Tax Treatment. Each party shall, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. final determination) or a change in applicable Law, or based on a change in the facts and circumstances underlying the Transactions from the terms described in this Agreement, cause all Tax Returns to be filed on a basis of treating the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code. Each of the parties agrees to use reasonable best efforts to promptly notify all other parties of any challenge to the Intended Tax Treatment by any Governmental Authority. Acquiror and the Company shall execute and deliver officer’s certificates containing customary representations at such time or times as may be reasonably requested by counsel to the Company in connection with the delivery of any opinion by such counsel to the Company with respect to the tax treatment of the Transactions.

(c)         The Company, Acquiror, First Merger Sub and Second Merger Sub hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(d)         On or prior to the Closing Date, the Company shall deliver to Acquiror a certification from the Company pursuant to Treasury Regulations Section 1.1445-2(c) dated no more than thirty (30) days prior to the Closing Date and signed by a responsible corporate officer of the Company.

(e)         Second Merger Sub shall file an election to be treated as an entity disregarded as separate from its owner for U.S. federal income tax effective as of the date of formation of Second Merger Sub.

Section 8.05             Confidentiality; Publicity.

(a)         Acquiror acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. At the Effective Time, the Confidentiality Agreement shall terminate with respect to information relating to the Company and its Subsidiaries.

(b)         Prior to the Effective Time, none of Acquiror, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior written consent of the Company or Acquiror, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Law or the rules of any national securities exchange), in which case Acquiror or the Company, as applicable, shall use their commercially reasonable efforts to coordinate such announcement or communication with the other party, prior to announcement or issuance and allow the other party a reasonable opportunity to comment thereon (which shall be considered by Acquiror or the Company, as applicable, in good faith); provided, however, that, notwithstanding anything contained in this Agreement to the contrary, each party and its Affiliates may make announcements and may provide information regarding this Agreement and the transactions contemplated hereby to their respective owners, their Affiliates, and its and their respective directors, officers, employees, managers, advisors, direct and indirect investors and prospective investors, and in the case of the Company and its Subsidiaries, customers, vendors, and suppliers, without the consent of any other party hereto; and provided, further, that subject to Section 6.02 and this Section 8.05, the foregoing shall not prohibit any party hereto from communicating with third parties to the extent necessary for the purpose of seeking any third party consent.

Annex A-1-58

Section 8.06             Post-Closing Cooperation; Further Assurances. Following the Closing, each party shall, on the request of any other party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the transactions contemplated hereby.

Article IX

CONDITIONS TO OBLIGATIONS

Section 9.01             Conditions to Obligations of All Parties. The obligations of the parties hereto to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a)         HSR Act. The applicable waiting period(s) under the HSR Act and, if required, any other applicable Antitrust Law in respect of the Transactions shall have expired or been terminated.

(b)         No Prohibition. There shall not have been enacted or promulgated any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions, except those initiated by a party seeking to terminate this Agreement.

(c)         Offer Completion. The Offer shall have been completed in accordance with the terms hereof and the Proxy Statement.

(d)         Acquiror Stockholder Approval. The Acquiror Stockholder Approval shall have been obtained.

(e)         Company Requisite Approval. The Company Requisite Approval shall have been obtained.

(f)          Nasdaq. The Acquiror Common Stock to be issued in connection with the Transactions shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof.

Section 9.02             Additional Conditions to Obligations of Acquiror. The obligations of Acquiror to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:

(a)         Representations and Warranties.

(i)          Each of the representations and warranties of the Company contained in the first sentence of Section 4.01(a) (Due Incorporation), Section 4.06(b) (Capitalization – Equity Awards), Section 4.03 (Due Authorization), Section 4.16 (Brokers’ Fees) and Section 4.21 (Affiliate Arrangements), in each case shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii)         The representations and warranties of the Company contained in Section 4.20(a) (No Material Adverse Effect) shall be true and correct in all respects as of the date hereof.

(iii)        The representations and warranties of the Company contained in Section 4.06(a) (Capitalization) shall be true and correct other than “de minimis” inaccuracies as of Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date); provided that a “de minimis” inaccuracy for purposes of this Section 9.02(a)(iii) means an inaccuracy that would reasonably be expected to result in damages to Acquiror of less than $2,000,000.

(iv)        Each of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company described in Section 9.02(a)(i), Section 9.02(a)(ii) and Section 9.02(a)(iii)), shall be true and correct (without giving any effect to any limitation as to

Annex A-1-59

“materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(b)         Agreements and Covenants. Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c)         Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of this Agreement that is continuing.

(d)         Officer’s Certificate. The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.02(a), Section 9.02(b) and Section 9.02(c) have been fulfilled.

(e)         Subscription Agreements. The transactions contemplated by the Subscription Agreements have been consummated concurrently with the Closing.

Section 9.03             Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the Mergers is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)         Representations and Warranties.

(i)          Each of the representations and warranties of Acquiror contained in this Agreement (other than the representations and warranties of Acquiror contained in Section 5.14(a) (Capitalization)) (without giving effect to any limitation as to “materiality”, “material adverse effect” or any similar limitation set forth therein) shall be true and correct in all respects as of the Closing Date, as if made anew at and as of that time (except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date), where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, an Acquiror Material Adverse Effect.

(ii)         The representations and warranties of Acquiror contained in Section 5.14(a), shall be true and correct, other than “de minimis” inaccuracies as of the Closing Date (immediately prior to the effectiveness of the Acquiror A&R Charter), as if made anew at and as of that time; provided that a “de minimis” inaccuracy for purposes of this Section 9.03(a)(ii) means an inaccuracy that would reasonably be expected to result in damages to the Company or its Subsidiaries of less than $2,000,000.

(b)         Agreements and Covenants. Each of the covenants of Acquiror to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c)         Officer’s Certificate. Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a) and Section 9.03(b) have been fulfilled.

(d)         Acquiror A&R Charter. The Certificate of Incorporation shall be amended and restated substantially in the form of the Acquiror A&R Charter.

(e)         Acquiror Assets. Acquiror shall have delivered to the Company evidence reasonably satisfactory to the Company that, immediately after the Closing (after deducting all amounts in connection with the redemption of any shares of Acquiror Common Stock required by the Offer, but before deducting (i) all Outstanding Acquiror Expenses and Outstanding Company Expenses, and (ii) without duplication of Outstanding Company Expenses, all audit and pre-audit consulting expenses incurred by the Company) the funds in the Trust Account, together with the funding of any amounts payable under the Subscription Agreements, will be no less than the $85,000,000.

Annex A-1-60

Article X

TERMINATION/EFFECTIVENESS

Section 10.01           Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a)         by written consent of the Company and Acquiror;

(b)         prior to the Closing, by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement (or any breach of Section 1 of the Support Agreement), such that the conditions specified in Section 9.02(a) or Section 9.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Acquiror provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) (A) in the event that PCAOB Financial Statements have been delivered by the Company to Acquiror by February 15, 2022, the Closing has not occurred on or before June 30, 2022, and (B) in the event that PCAOB Financial Statements have not been delivered by the Company to Acquiror by February 15, 2022, the Closing has not occurred on or before August 31, 2022 (such applicable date, the “Termination Date”), or (iii) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if Acquiror’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; provided, further, that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if Acquiror is in material breach of its obligations under Section 7.06 on such date;

(c)          prior to the Closing, by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror set forth in this Agreement, such that the conditions specified in Section 9.03(a) or Section 9.03(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such commercially reasonable efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, that the right to terminate this Agreement under Section 10.01(c)(ii) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(d)          by written notice from either the Company or Acquiror to the other if the Acquiror Stockholder Approval is not obtained at the Special Meeting (subject to any adjournment or recess of the meeting); or

(e)         by written notice from Acquiror if the Company shall have failed to obtain the Company Requisite Approval within five (5) Business Days after the Registration Statement Effective Date.

Section 10.02           Effect of Termination. Except as otherwise set forth in this Section 10.02, in the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, employees or stockholders, other than liability of any party hereto for any Willful Breach of this Agreement by such party occurring prior to such termination subject to Section 6.05. The provisions of Section 6.05, Section 8.04, Section 10.02 and Article XI (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions, which are required to survive in order to

Annex A-1-61

give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement. Notwithstanding the foregoing, a failure by Acquiror, First Merger Sub and Second Merger Sub to close in accordance with this Agreement when they are obligated to do so shall be deemed to be a Willful Breach of this Agreement.

Article XI

MISCELLANEOUS

Section 11.01           Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by Section 11.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

Section 11.02           Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)         If to Acquiror, First Merger Sub or Second Merger Sub, to:

Ventoux CCM Acquisition Corp.

1 East Putnam Avenue, Floor 4

Greenwich, CT 06830

Attn:

E-mail:

with a copy (which shall not constitute actual or constructive notice) to:

Woolery & Co.

1 Pier 76

408 12th Ave

New York, NY 10018

Attn: Mathew J. Saur

E-mail: Mathew@wooleryco.com

and

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020

Attention: Ilan Katz and Brian Lee

Email: ilan.katz@dentons.com and brian.lee@dentons.com

(b)         If to the Company to:

E La Carte, Inc.

816 Hamilton Street

Redwood City, CA 94063

Attn: Rajat Suri and Ashish Gupta

E-mail: raj@presto.com and ashish@presto.com

with a copy (which shall not constitute actual or constructive notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

Attn: Colin Diamond

E-mail: colin.diamond@whitecase.com

Annex A-1-62

and

White & Case LLP

3000 El Camino Real

2 Palo Alto Square, Suite 900

Palo Alto, California 94306-2109

Attn: Tali Sealman

E-mail: tali.sealman@whitecase.com

and

White & Case LLP

609 Main Street Suite 2900

Houston, Texas 77007

Attn: Emery Choi

E-mail: emery.choi@whitecase.com

or to such other address or addresses as the parties may from time to time designate in writing.

Section 11.03           Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

Section 11.04           Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company and Acquiror (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.02 and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Sections 11.14 and 11.16.

Section 11.05           Expenses. Except as otherwise provided herein (including Section 3.08, Section 7.01(e) and Section 8.04(a)), each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.

Section 11.06           Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.07           Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 11.08           Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes.

Section 11.09           Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement), that certain Confidentiality Agreement, dated January 12, 2021, between Acquiror and the Company (the “Confidentiality Agreement”), and any other documents, instruments, and agreements among the parties

Annex A-1-63

hereto as contemplated by or referred to herein, constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

Section 11.10           Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate this Agreement in accordance with Section 10.01 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 11.10.

Section 11.11           Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 11.12           Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, the District Courts located in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.12. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.13           Enforcement. (a) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13 shall not be required to provide any bond or other security in connection with any such injunction.

Section 11.14           Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent named as a party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney,

Annex A-1-64

advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror, First Merger Sub or Second Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Section 11.15           Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Section 11.15.

Section 11.16           Acknowledgements. Each of the parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other parties (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) the Company Representations constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby; (iii) the Acquiror and Merger Sub Representations constitute the sole and exclusive representations and warranties of Acquiror, First Merger Sub and Second Merger Sub; (iv) except for the Company Representations by the Company, the Acquiror and Merger Sub Representations by Acquiror, First Merger Sub and Second Merger Sub, none of the parties hereto or any other Person makes, or has made, any other express or implied representation or warranty with respect to any party hereto (or any party’s Affiliates) or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any party hereto or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any party hereto (or any party’s Subsidiaries), and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any party hereto (or its Subsidiaries), or the quality, quantity or condition of any party’s or its Subsidiaries’ assets) are specifically disclaimed by all parties hereto and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any party hereto or its Subsidiaries); and (v) each party hereto and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the Company Representations by the Company, the Acquiror and Merger Sub Representations by Acquiror, First Merger Sub and Second Merger Sub and the other representations expressly made by a Person in the Subscription Agreements, the Sponsor Agreement and the Support Agreement.

[Signature page follows]

Annex A-1-65

IN WITNESS WHEREOF, Acquiror, First Merger Sub, Second Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

VENTOUX CCM ACQUISITION CORP.
By:	/s/ Edward Scheetz
Name: Edward Scheetz
Title: Chief Executive Officer
Ventoux Merger Sub I Inc.
By:	/s/ Edward Scheetz
Name: Edward Scheetz
Title: Chief Executive Officer
Ventoux Merger Sub II LLC
By:	/s/ Edward Scheetz
Name: Edward Scheetz
Title: Chief Executive Officer
E La Carte, Inc.
By:	/s/ Rajat Suri
Name: Rajat Suri
Title: Chief Executive Officer

Annex A-1-66

Exhibit A

Form of Amended and Restated Certificate of Incorporation of Acquiror

See Attached.

Annex A-1-67

Exhibit B

Form of Amended and Restated Bylaws of Acquiror

See Attached.

Annex A-1-68

Exhibit C

Form of Registration Rights Agreement

See Attached.

Annex A-1-69

Annex A-2

Execution Version

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Amendment to Agreement and Plan of Merger (this “Amendment”), dated as of April 1, 2022, is made by and among (a) Ventoux CCM Acquisition Corp., a Delaware corporation (“Acquiror”), Ventoux Merger Sub I Inc., a Delaware corporation (“First Merger Sub”), Ventoux Merger Sub II LLC, a Delaware limited liability company (“Second Merger Sub”) and E La Carte, Inc., a Delaware corporation (the “Company”), and amends that certain Agreement and Plan of Merger dated as of November 10, 2021, by and among Acquiror, First Merger Sub, Second Merger Sub and the Company (the “Merger Agreement”). Capitalized terms used and not defined in this Amendment have the respective meanings given to such terms in the Merger Agreement.

WHEREAS, pursuant to Section 11.10 of the Merger Agreement, the Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as the Merger Agreement which makes reference to the Merger Agreement; and

WHEREAS, the parties wish to amend the Merger Agreement as described herein.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Amendment of Section 9.03(e). Section 9.03(e) of the Merger Agreement is hereby amended by deleting “$85,000,000” and replacing it with “$65,000,000”.

2. Amendment of Section 10.01(b). Section 10.01(b) of the Merger Agreement is hereby deleted in its entirety and replaced with:

“(b) prior to the Closing, by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement (or any breach of Section 1 of the Support Agreement), such that the conditions specified in Section 9.02(a) or Section 9.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Acquiror provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred on or before August 31, 2022 (such date, the “Termination Date”), or (iii) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if Acquiror’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; provided, further, that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if Acquiror is in material breach of its obligations under Section 7.06 on such date;”

3. Valid Amendment. This Amendment is made in accordance with Section 11.10 of the Merger Agreement and constitutes an integral part thereof.

4. Confirmation, Ratification and Entire Agreements. Except as expressly amended and modified herein, the Merger Agreement shall continue in full force and effect, and the parties hereby ratify and confirm the Merger Agreement as hereby amended. All references to the Merger Agreement in any document, instrument, agreement, or writing delivered pursuant to the Merger Agreement (as amended hereby) shall hereafter be deemed to refer to the Merger Agreement as amended hereby. The Merger Agreement (as amended hereby), the Confidentiality Agreement and any other documents, instruments, and agreements among the parties as contemplated by or referenced in the Merger Agreement comprise the complete and exclusive agreement between the parties regarding the subject matter

A-2-1

of this Amendment, and supersede all oral and written communications, negotiations, representations or agreements in relation to that subject matter made or entered into before the date hereof.

5. Miscellaneous. Sections 11.01 (Waiver), 11.02 (Notices), 11.03 (Assignment), 11.04 (Rights of Third Parties), 11.05 (Expenses), 11.06 (Governing Law), 11.07 (Captions; Counterparts), 11.10 (Amendments), 11.11 (Severability), 11.12 (Jurisdiction; WAIVER OF TRIAL BY JURY), 11.13 (Enforcement) and 11.14 (Non-Recourse) of the Merger Agreement are incorporated herein by reference, mutatis mutandis. Upon the effectiveness of this Amendment, each reference in the Merger Agreement to “this Agreement,” “hereunder,” “herein,” “hereof” or words of like import referring to the Merger Agreement shall mean and refer to the Merger Agreement as amended by this Amendment.

The remainder of this page is intentionally left blank.

A-2-2

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and delivered on the date first set forth above.

VENTOUX CCM ACQUISITION CORP.
By:	/s/ Edward Scheetz
Name:	Edward Scheetz
Title:	Chief Executive Officer
VENTOUX MERGER SUB I INC.
By:	/s/ Edward Scheetz
Name:	Edward Scheetz
Title:	Chief Executive Officer
VENTOUX MERGER SUB II LLC
By:	/s/ Edward Scheetz
Name:	Edward Scheetz
Title:	Chief Executive Officer
E LA CARTE, INC.
By:	/s/ Rajat Suri
Name:	Rajat Suri
Title:	Chief Executive Officer

[Signature Page to Amendment to Merger Agreement]

A-2-3

Annex B

ANNEX B — FORM OF PROPOSED CHARTER

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
VENTOUX CCM ACQUISITION CORP.

Ventoux CCM Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.   The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 10, 2019 (the “Original Certificate of Incorporation”). The name under which the Original Certificate of Incorporation was filed is “Chardan Global Acquisition Corp.” Thereafter, the Original Certificate of Incorporation was amended by a certificate of amendment to the Original Certificate of Incorporation on July 17, 2019, changing the name of the Corporation to “Chardan International Acquisition Corp.” and a certificate of amendment to the Original Certificate of Incorporation on July 29, 2020 further changing the name of the Corporation to “Ventoux CCM Acquisition Corp.”.

2.   An amended and restated certificate of incorporation, which restated the provisions of the Original Certificate of Incorporation, was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”), and such restated certificate of incorporation was filed with the Secretary of State of the State of Delaware on December 23, 2020 (the “First Amended and Restated Certificate”). The name under which the First Restated Certificate of Incorporation was filed is “Ventoux CCM Acquisition Corp.”

3.   The First Amended and Restated Certificate is being amended and restated in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated as of November 10, 2021 (as it may be amended, supplemented or restated from time to time in accordance with the terms of such agreement, the “Merger Agreement”), by and among the Corporation, Ventoux Merger Sub Inc., a Delaware corporation, and Ventoux CCM Acquisition Corp., a Delaware corporation.

4.   This Second Amended and Restated Certificate of Incorporation (this “Second Amended and Restated Certificate”) was approved and declared advisable by the board of directors of the Corporation and duly adopted by the stockholders in accordance with Sections 228, 242 and 245 of the DGCL, as applicable.

5.   This Second Amended and Restated Certificate restates, integrates and amends the provisions of the First Amended and Restated Certificate and shall become effective on the date of filing with the Secretary of State of the State of Delaware.

6.   Pursuant to Sections 242 and 245 of the DGCL, the text of the First Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

Article I
NAME

The name of this corporation is Presto Technologies, Inc. (the “Corporation”).

Article II
REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is 919 N. Market Street, Suite 725, in the city of Wilmington, County of New Castle, Delaware 19801, and the name of the Corporation’s registered agent at such address is Delaware Corporate Services, Inc.

Annex B-1

Article III
PURPOSE

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL of the State of Delaware (the “DGCL”).

Article IV
CAPITALIZATION

Section 4.1     Authorized Capital Stock

4.1.1   The total number of shares of all classes of stock that the Corporation has authority to issue is 181,500,000 shares, consisting of two classes: 180,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”), and 1,500,000 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).

4.1.2   The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of the Common Stock voting separately as a class shall be required therefor.

Section 4.2     Designation of Additional Series

4.2.1   The Corporation’s Board of Directors (the “Board”) is authorized, subject to any limitations prescribed by the law of the State of Delaware, by resolution or resolutions adopted from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware (the “Certificate of Designation”), to establish from time to time the number of shares to be included in each such series, to fix the designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock or any series thereof, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a vote of any such holders is required pursuant to the terms of any Certificate of Designation designating a series of Preferred Stock.

4.2.2   Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock pursuant to the foregoing provisions of this Article IV, (a) any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and (b) any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock or any future class or series of Preferred Stock or Common Stock.

4.2.3   The holders of shares of Common Stock shall (a) be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation (the “Bylaws”) and (b) be entitled to vote upon such matters and in such manner as may be provided by applicable law; provided, however, that, except as otherwise required by law, holders of shares of Common Stock shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate (including any Certificate of Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate (including any Certificate of Designation relating to any series of Preferred Stock). Except as otherwise expressly provided herein or required by applicable law, each holder of Common Stock shall have the right to one vote per share of Common Stock held of record by such holder as of the applicable record date.

Annex B-2

Article V
BOARD OF DIRECTORS

Section 5.1     The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided by law. In addition to the powers and authority expressly conferred upon them by statute or by this Second Amended and Restated Certificate or the Bylaws, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

Section 5.2     Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the total number of directors constituting the Whole Board shall be fixed from time to time exclusively by resolution adopted by a majority of the Whole Board. For purposes of this Second Amended and Restated Certificate, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies or unfilled seats in previously authorized directorships.

Section 5.3     Subject to the special rights of the holders of any series of Preferred Stock to elect directors, the directors shall be divided, with respect to the time for which they severally hold office, into three classes designated as Class I, Class II and Class III, respectively (the “Classified Board”). The Board is authorized to assign members of the Board already in office to such classes of the Classified Board, which assignments shall become effective at the same time the Classified Board becomes effective. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board, with the number of directors in each class to be divided as nearly equal as reasonably possible. The initial term of office of the Class I directors shall expire at the Corporation’s first annual meeting of stockholders following the Effectiveness Date, the initial term of office of the Class II directors shall expire at the Corporation’s second annual meeting of stockholders following the Effectiveness Date and the initial term of office of the Class III directors shall expire at the Corporation’s third annual meeting of stockholders following the Effectiveness Date. At each annual meeting of stockholders following the Effectiveness Date, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. In the event of any increase or decrease in the authorized number of directors (a) each director then serving as such shall nevertheless continue as a director of the class of which the director is a member and (b) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board among the three classes of directors so as to ensure that no one class has more than one director more than any other class.

Section 5.4     Each director shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is elected and qualified, or until such director’s earlier death, resignation, disqualification or removal. Any director may resign at any time upon notice to the Corporation given in writing or by any electronic transmission permitted by the Bylaws. Subject to the special rights of the holders of any series of Preferred Stock, no director may be removed from the Board except for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors voting together as a single class. In the event of any increase or decrease in the authorized number of directors, (a) each director then serving as such shall nevertheless continue as a director of the class of which the director is a member and (b) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board among the classes of directors so as to ensure that no one class has more than one director more than any other class. To the extent possible, consistent with the foregoing rule, any newly created directorships shall be added to those classes whose terms of office are to expire at the latest dates following such allocation, and any newly eliminated directorships shall be subtracted from those classes whose terms of office are to expire at the earliest dates following such allocation, unless otherwise provided from time to time by resolution adopted by the Board. No decrease in the authorized number of directors constituting the Board shall shorten the term of any incumbent director.

Section 5.5     Subject to the special rights of the holders of any series of Preferred Stock to elect directors, any vacancy occurring in the Board for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall, unless (a) the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which the

Annex B-3

director has been assigned expires or until such director’s successor shall have been duly elected and qualified, or until such director’s earlier death, resignation, disqualification or removal. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

Section 5.6     Election of directors need not be by written ballot unless the Bylaws shall so provide. Except as may otherwise be set forth in the resolution or resolutions of the Board providing for the issuance of one or more series of Preferred Stock, and then only with respect to such series of Preferred Stock, cumulative voting in the election of directors is specifically denied.

Article VI
LIMITED LIABILITY

Section 6.1     To the fullest extent permitted by law, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 6.2     Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of this Second Amended and Restated Certificate inconsistent with this Article VI, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

Article VII
BYLAWS

The Board is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, the Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Second Amended and Restated Certificate of Incorporation. Any adoption, amendment or repeal of the Bylaws by the Board shall require the approval of a majority of the Whole Board. The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, notwithstanding any other provision of this Second Amended and Restated Certificate (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser or no vote, but in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Second Amended and Restated Certificate (including any Preferred Stock issued pursuant to any Certificate of Designation), the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws; provided, further, that if at least two-thirds of the Whole Board has approved such adoption, amendment or repeal of any provisions of the Bylaws, then only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws; provided, further, that any amendment, alteration, change, addition to or repeal of Article VI (Indemnification) of the Bylaws shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights to all such parties on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (regardless of when such Proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Article VIII
MEETINGS OF STOCKHOLDERS

Section 8.1     Subject to the rights of any series of Preferred Stock then outstanding, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

Annex B-4

Section 8.2     Special meetings of stockholders of the Corporation may be called only by the Chairperson of the Board, the Chief Executive Officer or the Board acting pursuant to a resolution adopted by a majority of the Whole Board, and may not be called by any other person or persons. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Section 8.3     Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner and to the extent provided in the Bylaws.

Section 8.4     Notwithstanding anything contained in this Second Amended and Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with this Article VIII.

Article IX
EXCLUSIVE FORUM

Section 9.1     Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Second Amended and Restated Certificate or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. This exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended (the “Securities Act”), or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act, or any other claim for which the federal courts have exclusive jurisdiction.

Section 9.2     If any action the subject matter of which is within the scope of Section 9.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 12.1 immediately above (an “Presto Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Presto Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Section 9.3     Any person or entity holding, owning or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

Article X
CORPORATE OPPORTUNITIES

Section 10.1   In recognition and anticipation that (i) certain directors, principals, officers, employees, equityholders and/or other representatives of Ventoux Acquisition Holdings LLC, a Delaware limited liability company and Chardan International Investments, LLC, a Delaware limited liability company (the “Sponsors”) and their respective Affiliates and Affiliated Entities (each, as defined below) may serve as directors, officers or agents

Annex B-5

of the Corporation (the “Sponsors’ Persons”), (ii) the Sponsors and their respective Affiliates and Affiliated Entities, including (I) any portfolio company in which they or any of their respective Affiliates or Affiliated Entities have made a debt or equity investment (and vice versa) or (II) any of their respective limited partners, non-managing members or other similar direct or indirect investors (the “Sponsors’ Entities”), may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and (iii) members of the Board who are not employees of the Corporation (“Non-Employee Directors”) and their respective Affiliates and Affiliated Entities including (I) any company in which they or any of their respective Affiliates or Affiliated Entities have made a debt or equity investment (and vice versa) or (II) any of their respective direct or indirect investors (the “Non-Employee Director Entities”), may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article XI are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve the Sponsors, any of the Non-Employee Directors or their respective Affiliates or Affiliated Entities and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

Section 10.2   None of Sponsors, Sponsors’ Persons, Sponsors’ Entities, Non-Employee Directors and Non-Employee Director Entities or his, her, its or their respective Affiliates or Affiliated Entities (the Persons (as defined below) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in and possessing interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, on its own account, or in partnership with, or as an employee, officer, director or shareholder of any other Person and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted from time to time by the laws of the State of Delaware, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 10.3. Subject to said Section 10.3, in the event that any Identified Person first acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty (fiduciary, contractual or otherwise) to communicate, present or offer such transaction or other business opportunity or matter to the Corporation or any of its Affiliates or stockholders and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any duty (fiduciary, contractual or otherwise) as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person or does not present such opportunity to the Corporation or any of its Affiliates or stockholders.

Section 10.3   The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director if such opportunity is first expressly offered to such person solely in his or her capacity as a director of the Corporation, and the provisions of Section 10.2 shall not apply to any such corporate opportunity.

Section 10.4   In addition to and notwithstanding the foregoing provisions of this Article X, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

Section 10.5   For purposes of this Article X, (i) “Affiliate” shall mean (A) in respect of a Sponsor, any Person that, directly or indirectly, is controlled by such Sponsor (as applicable), controls such Sponsor (as applicable) or is under common control with such Sponsor (as applicable) and shall include any principal, member, director, manager, investment manager, investor, partner, stockholder, officer, employee, predecessor, successor, agent or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the

Annex B-6

Corporation), including, without limitation, funds, accounts and/or other investment vehicles managed by any Affiliate of such Sponsor, (B) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (C) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation; (ii) “Affiliated Entity” shall mean (A) any Person of which a Non-Employee Director serves as an officer, director, employee, agent or other representative (other than the Corporation and any entity that is controlled by the Corporation), (B) any direct or indirect partner, stockholder, member, manager or other representative of such Person or (C) any Affiliate of any of the foregoing; and (iii) “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

Section 10.6   To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article X.

Section 10.7   Neither the alteration, amendment, addition to or repeal of this Article X, nor the adoption of any provision of this Second Amended and Restated Certificate (including any Preferred Stock designation) inconsistent with this Article X, shall eliminate or reduce the effect of this Article X upon the Sponsor, Sponsor Persons, Sponsor Entities, Non-Employee Directors and Non-Employee Director Entities or his, her, its or their respective Affiliates or Affiliated Entities in respect of any business opportunity or any other matter occurring, or any cause of action, suit or claim that would accrue or arise, prior to, upon or following such alteration, amendment, addition, repeal or adoption. This Article X shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Second Amended and Restated Certificate, the Bylaws or applicable law.

Article XI
SEVERABILITY

If any provision of this Second Amended and Restated Certificate shall be held to be invalid, illegal or unenforceable, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of this Second Amended and Restated Certificate (including without limitation, all portions of any section of this Second Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall remain in full force and effect.

Article XII
INDEMNIFICATION

Section 12.1   To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended, automatically and without further action, upon the date of such amendment.

Section 12.2   The Corporation, to the fullest extent permitted by law, may indemnify and advance expenses to any Person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or any predecessor of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 12.3   Neither any amendment nor repeal of this Article XII, nor the adoption by amendment of this Second Amended and Restated Certificate of Incorporation of any provision inconsistent with this Article, shall eliminate or reduce the effect of this Article XII in respect of any matter occurring, or any action or proceeding accruing or arising (or that, but for this Article XII, would accrue or arise) prior to such amendment or repeal or adoption of an inconsistent provision.

Annex B-7

Article XIII
AMENDMENT

Section 13.1   The Corporation reserves the right to amend or repeal any provision contained in this Second Amended and Restated Certificate in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Second Amended and Restated Certificate (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Second Amended and Restated Certificate (including any Certificate of Designation), and subject to Sections 4.1 and 4.2.1, the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal or adopt any provision inconsistent with Sections 4.1.2 and 4.2, or Article V, Article VI, Article VII, Article VIII, Article IX, Article X, Article XI, Article XII or this Section 13.1 (the “Specified Provisions”); provided, further, that if two-thirds of the Whole Board has approved such amendment or repeal of, or any provision inconsistent with, the Specified Provisions, then only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, the Specified Provisions.

Section 13.2   Notwithstanding any other provision of this Second Amended and Restated Certificate (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Second Amended and Restated Certificate (including any Certificate of Designation), the affirmative vote of the holders of Common Stock representing at least 75% of the voting power of the then-outstanding shares of Common Stock shall be required to amend or repeal, or to adopt any provision inconsistent with, Section 4.3 or this Section 13.2.

* * *

Annex B-8

IN WITNESS WHEREOF, Presto Technologies, Inc. has caused this Second Amended and Restated Certificate of Incorporation to be executed in its name and signed on its behalf by its duly authorized officer on this _____ day of _____________, 2022.

[__________]
[__________]

Annex B-9

Annex C

Annex C — Form of Bylaws

Presto Technologies, Inc.

(a Delaware corporation)

AMENDED AND RESTATED BYLAWS

As Adopted [    ], 2022 and

As Effective [    ], 2022

Annex C-i

Annex C-ii

Presto Technologies, Inc.

(a Delaware corporation)

AMENDED AND RESTATED BYLAWS

As Adopted [    ], 2022 and

As Effective [    ], 2022

Article I

STOCKHOLDERS

1.1    Annual Meetings.

An annual meeting of stockholders shall be held for the election of directors at such date and time as the Board of Directors (the “Board”) of Presto Technologies, Inc. (the “Corporation”) shall each year fix. The meeting may be held either at a place, within or without the State of Delaware as permitted by the Delaware General Corporation Law (the “DGCL”), or by means of remote communication as the Board in its sole discretion may determine. Any proper business may be transacted at the annual meeting.

1.2    Special Meetings.

Special meetings of stockholders for any purpose or purposes shall be called in the manner set forth in the Second Amended and Restated Certificate of Incorporation of the Corporation (as the same may be amended and/or restated from time to time, the “Certificate of Incorporation”). The special meeting may be held either at a place, within or without the State of Delaware, or by means of remote communication as the Board in its sole discretion may determine. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of the meeting.

1.3    Notice of Meetings.

Notice of all meetings of stockholders shall be given in writing or by electronic transmission in the manner provided by applicable law (including, without limitation, as set forth in Section 7.1.1 of these Bylaws) stating the date, time and place, if any, of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting). In the case of a special meeting, such notice shall also set forth the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Certificate of Incorporation, notice of any meeting of stockholders shall be given not less than ten (10), nor more than sixty (60), days before the date of the meeting to each stockholder of record entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

1.4    Adjournments.

Notwithstanding Section 1.5 of these Bylaws, the chairperson of the meeting shall have the power to adjourn the meeting to another time, date and place (if any), regardless of whether quorum is present, at any time and for any reason. Any meeting of stockholders, annual or special, may be adjourned from time to time, and notice need not be given of any such adjourned meeting if the time, date and place (if any) thereof and the means of remote communication (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting. At the adjourned meeting, the Corporation may transact any business that might have been transacted at the original

Annex C-1

meeting. If a quorum is present at the original meeting, it shall also be deemed present at the adjourned meeting. To the fullest extent permitted by law, the Board may postpone, reschedule or cancel at any time and for any reason any previously scheduled special or annual meeting of stockholders before it is to be held, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to Section 1.3 hereof or otherwise, in which case notice shall be provided to the stockholders of the new date, time and place, if any, of the meeting as provided in Section 1.3 above.

1.5    Quorum.

Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders the holders of a majority of the voting power of the shares of stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of stock is required by applicable law or the Certificate of Incorporation, the holders of a majority of the voting power of the shares of such class or classes or series of the stock issued and outstanding and entitled to vote on such matter, present in person or represented by proxy at the meeting, shall constitute a quorum entitled to take action with respect to the vote on such matter. If a quorum shall fail to attend any meeting, the chairperson of the meeting or, if directed to be voted on by the chairperson of the meeting, the holders of a majority of the voting power of the shares entitled to vote who are present in person or represented by proxy at the meeting may adjourn the meeting. Shares of the Corporation’s stock belonging to the Corporation (or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation), shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any other corporation to vote any shares of the Corporation’s stock held by it in a fiduciary capacity and to count such shares for purposes of determining a quorum. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

1.6    Organization.

Meetings of stockholders shall be presided over by (a) such person as the Board may designate, or (b) in such person’s absence, the Chairperson of the Board, or (c) in such person’s absence, the Lead Independent Director, if elected, or, (d) in such person’s absence, the Chief Executive Officer of the Corporation, or (e) in such person’s absence, the President of the Corporation, or (f) in the absence of such person, by a Vice President. Such person shall be chairperson of the meeting and, subject to Section 1.10 of these Bylaws, shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to such person to be in order. The Secretary of the Corporation shall act as secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

1.7    Voting; Proxies.

Each stockholder of record entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy. Such a proxy may be prepared, transmitted and delivered in any manner permitted by applicable law. Except as may be required in the Certificate of Incorporation, directors shall be elected by a plurality of the votes cast by the holders of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. At all meetings of the stockholders at which a quorum is present, unless a different or minimum vote is required by applicable law, rule or regulation applicable to the Corporation or its securities, the rules or regulations of any stock exchange applicable to the Corporation, the Certificate of Incorporation or these Bylaws, in which case such different or minimum vote shall be the applicable vote on the matter, every matter other than the election of directors shall be decided by the affirmative vote of the holders of a majority of the voting power of the shares of stock entitled to vote on such matter that are present in person or represented by proxy at the meeting and are voted for or against the matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each class or series, the holders of a majority of the voting power of the shares of stock of that class or series present in person or represented by proxy at the meeting voting for or against such matter).

Annex C-2

1.8    Fixing Date for Determination of Stockholders of Record.

In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at 5:00 p.m. Eastern Time on the day next preceding the day on which notice is given, or, if notice is waived, at 5:00 p.m. Eastern Time on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which shall not be more than sixty (60) days prior to such action. If no such record date is fixed by the Board, then the record date for determining stockholders for any such purpose shall be at 5:00 p.m. Eastern Time on the day on which the Board adopts the resolution relating thereto.

1.9    List of Stockholders Entitled to Vote.

The Secretary shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, (a) on a reasonably accessible electronic network as permitted by applicable law (provided that the information required to gain access to the list is provided with the notice of the meeting), or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is held at a location where stockholders may attend in person, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present at the meeting. If the meeting is held solely by means of remote communication, then a list of stockholders entitled to vote at the meeting shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access the list shall be provided with the notice of the meeting. Except as otherwise provided by law, the list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.10  Inspectors of Elections.

1.10.1 Applicability. Unless otherwise required by the Certificate of Incorporation or by the DGCL, the following provisions of this Section 1.10 shall apply only if and when the Corporation has a class of voting stock that is: (a) listed on a national securities exchange; (b) authorized for quotation on an interdealer quotation system of a registered national securities association; or (c) held of record by more than two thousand (2,000) stockholders. In all other cases, observance of the provisions of this Section 1.10 shall be optional, and at the discretion of the Board.

1.10.2 Appointment. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting.

Annex C-3

1.10.3 Inspector’s Oath. Each inspector of election, before entering upon the discharge of such inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability.

1.10.4 Duties of Inspectors. At a meeting of stockholders, the inspectors of election shall (a) ascertain the number of shares outstanding and the voting power of each share, (b) determine the shares represented at a meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

1.10.5 Opening and Closing of Polls. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced by the chairperson of the meeting at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware, upon application by a stockholder, shall determine otherwise.

1.10.6 Determinations. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in connection with proxies pursuant to Section 211(a)(2)b.(i) of the DGCL, or in accordance with Sections 211(e) or 212(c)(2) of the DGCL, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification of their determinations pursuant to this Section 1.10 shall specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors’ belief that such information is accurate and reliable.

1.11  Conduct of Meetings.

The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders (such person to be selected by the Board) shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; (v) limitations on the time allotted to questions or comments by participants; (vi) restricting the use of audio/video recording devices and cell phones; and (vii) complying with any state and local laws and regulations concerning safety and security. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Annex C-4

1.12  Notice of Stockholder Business; Nominations.

1.12.1  Annual Meeting of Stockholders.

(a)     Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only: (i) pursuant to the Corporation’s notice of such meeting (or any supplement thereto), (ii) by or at the direction of the Board or any committee thereof or (iii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of the notice provided for in this Section 1.12 (the “Record Stockholder”), who is entitled to vote at such meeting and who complies with the notice and other procedures set forth in this Section 1.12 in all applicable respects. For the avoidance of doubt, the foregoing clause (iii) shall be the exclusive means for a stockholder to make nominations or propose business (other than business included in the Corporation’s proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (such act, and the rules and regulations promulgated thereunder, the “Exchange Act”)), at an annual meeting of stockholders, and such stockholder must fully comply with the notice and other procedures set forth in this Section 1.12 to make such nominations or propose business before an annual meeting.

(b)    For nominations or other business to be properly brought before an annual meeting by a Record Stockholder pursuant to Section 1.12.1(a) of these Bylaws:

(i)     the Record Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and provide any updates or supplements to such notice at the times and in the forms required by this Section 1.12;

(ii)    such other business (other than the nomination of persons for election to the Board) must otherwise be a proper matter for stockholder action;

(iii)   if the Proposing Person (as defined below) has provided the Corporation with a Solicitation Notice (as defined below), such Proposing Person must, in the case of a proposal other than the nomination of persons for election to the Board, have delivered a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the Corporation’s voting shares reasonably believed by such Proposing Person to be sufficient to elect the nominee or nominees proposed to be nominated by such Record Stockholder, and must, in either case, have included in such materials the Solicitation Notice; and

(iv)   if no Solicitation Notice relating thereto has been timely provided pursuant to this Section 1.12, the Proposing Person proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 1.12.

To be timely, a Record Stockholder’s notice must be delivered to the Secretary at the principal executive offices of the Corporation not later than 5:00 p.m. Eastern Time on the ninetieth (90th) day nor earlier than 5:00 p.m. Eastern Time on the one hundred and twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting (except in the case of the Corporation’s first annual meeting following the closing of the Transaction (as defined below), for which such notice shall be timely if delivered in the same time period as if such meeting were a special meeting governed by Section 1.12.3 of these Bylaws); provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the Record Stockholder to be timely must be so delivered (A) no earlier than 5:00 p.m. Eastern Time on the one hundred and twentieth (120th) day prior to such annual meeting and (B) no later than 5:00 p.m. Eastern Time on the later of the ninetieth (90th) day prior to such annual meeting or 5:00 p.m. Eastern Time on the tenth (10th) day following the day on which Public Announcement (as defined below) of the date of such meeting is first made by the Corporation. In no event shall an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for providing the Record Stockholder’s notice. Such Record Stockholder’s notice shall set forth:

(x) as to each person whom the Record Stockholder proposes to nominate for election or reelection as a director:

(i)     the name, age, business address and residence address of such person;

(ii)    the principal occupation or employment of such nominee;

Annex C-5

(iii)   the class, series and number of any shares of stock of the Corporation that are beneficially owned or owned of record by such person or any Associated Person (as defined in Section 1.12.4(c));

(iv)   the date or dates such shares were acquired and the investment intent of such acquisition;

(v)    all other information relating to such person that would be required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or would be otherwise required, in each case pursuant to and in accordance with Section 14(a) (or any successor provision) under the Exchange Act and the rules and regulations thereunder (including such person’s written consent to being named in the proxy statement as a nominee, to the public disclosure of information regarding or related to such person provided to the Corporation by such person or otherwise pursuant to this Section 1.12 and to serving as a director if elected);

(vi)   whether such person meets the independence requirements of the stock exchange upon which the Corporation’s common stock, par value $0.0001 per share (the “Common Stock”), is primarily traded;

(vii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such Proposing Person or any of its respective affiliates and associates, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, on the other hand, including all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the Proposing Person or any of its respective affiliates and associates were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant; and

(viii) a completed and signed questionnaire, representation and agreement required by Section 1.12.2 of these Bylaws;

(y) as to any other business, other than the nomination of a director or directors that the Record Stockholder proposes to bring before the meeting:

(i)     a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the text of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such Proposing Person, including any anticipated benefit to any Proposing Person therefrom; and

(ii)    a description of all agreements, arrangements and understandings between or among any such Proposing Person and any of its respective affiliates or associates, on the one hand, and any other person or persons, on the other hand, (including their names) in connection with the proposal of such business by such Proposing Person; and

(z) as to the Proposing Person giving the notice:

(iii)   the current name and address of such Proposing Person, including, if applicable, their name and address as they appear on the Corporation’s stock ledger, if different;

(iv)   the class or series and number of shares of stock of the Corporation that are directly or indirectly owned of record or beneficially owned by such Proposing Person, including any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future;

(v)    whether and the extent to which any derivative interest in the Corporation’s equity securities (including without limitation any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of shares of the Corporation or otherwise, and any cash-settled equity swap, total return swap, synthetic equity position or similar derivative arrangement (any of the foregoing, a “Derivative Instrument”), as well as any rights to dividends on the shares of any class or series of shares of the Corporation that are separated or separable from the underlying shares of the Corporation) or any short interest in any security of the Corporation (for purposes of this

Annex C-6

Bylaw a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any increase or decrease in the value of the subject security, including through performance-related fees) is held directly or indirectly by or for the benefit of such Proposing Person, including without limitation whether and the extent to which any ongoing hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including without limitation any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such Proposing Person with respect to any share of stock of the Corporation (any of the foregoing, a “Short Interest”);

(vi)   any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such Proposing Person or any of its respective affiliates or associates is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership;

(vii)  any direct or indirect material interest in any material contract or agreement with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement);

(viii) any significant equity interests or any Derivative Instruments or Short Interests in any principal competitor of the Business held by such Proposing Person and/or any of its respective affiliates or associates;

(ix)   any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation, on the other hand;

(x)    all information that would be required to be set forth in a Schedule 13D filed pursuant to Rule 13d-1(a) or an amendment pursuant to Rule 13d-2(a) if such a statement were required to be filed under the Exchange Act and the rules and regulations promulgated thereunder by such Proposing Person and/or any of its respective affiliates or associates;

(xi)   any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) (or any successor provision) under the Exchange Act and the rules and regulations thereunder (the disclosures to be made pursuant to the foregoing clauses (iv) through (vii) are referred to as “Disclosable Interests”). For purposes hereof “Disclosable Interests” shall not include any information with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner;

(xii)  such Proposing Person’s written consent to the public disclosure of information provided to the Corporation pursuant to this Section 1.12;

(xiii) a complete written description of any agreement, arrangement or understanding (whether oral or in writing) (including any knowledge that another person or entity is Acting in Concert (as defined in Section 1.12.4(c)) with such Proposing Person) between or among such Proposing Person, any of its respective affiliates or associates and any other person Acting in Concert with any of the foregoing persons;

(xiv) as to each person whom such Proposing Person proposes to nominate for election or re-election as a director, any agreement, arrangement or understanding of such person with any other person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director known to such Proposing Person after reasonable inquiry;

(xv)  a representation that the Record Stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination;

Annex C-7

(xvi) a representation whether such Proposing Person intends (or is part of a group that intends) to deliver a proxy statement or form of proxy to holders of, in the case of a proposal, at least the percentage of the Corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Corporation’s voting shares to elect such nominee or nominees (an affirmative statement of such intent being a “Solicitation Notice”); and

(xvii)any proxy, contract, arrangement, or relationship pursuant to which the Proposing Person has a right to vote, directly or indirectly, any shares of any security of the Corporation.

A stockholder providing written notice required by this Section 1.12 will update and supplement such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for the meeting and (ii) 5:00 p.m. Eastern Time on the fifth (5th) business day prior to the meeting and, in the event of any adjournment or postponement thereof, 5:00 p.m. Eastern Time on the fifth (5th) business day prior to such adjourned or postponed meeting. In the case of an update and supplement pursuant to clause (i) of the foregoing sentence, such update and supplement will be received by the Secretary of the Corporation at the principal executive office of the Corporation not later than eight (8) business days prior to the date for the meeting and, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed). For the avoidance of doubt, the obligation to update as set forth in this paragraph shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or nomination or to submit any new proposal, including by changing or adding nominees, matters, business and/or resolutions proposed to be brought before a meeting of the stockholders.

(c)    Notwithstanding anything in the second sentence of Section 1.12.1(b) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board is increased and there is no Public Announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board at least ninety (90) days prior to the first anniversary of the preceding year’s annual meeting (or, if the annual meeting is held more than thirty (30) days before or sixty (60) days after such anniversary date, at least ninety (90) days prior to such annual meeting), a stockholder’s notice required by this Section 1.12 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive office of the Corporation no later than 5:00 p.m. Eastern Time on the tenth (10th) day following the day on which such Public Announcement is first made by the Corporation.

(d)    Notwithstanding anything in this Section 1.12 or any other provision of the Bylaws to the contrary, any person who has been determined by a majority of the Whole Board to have violated Section 2.11 of these Bylaws or a Board Confidentiality Policy (as defined below) while serving as a director of the Corporation in the preceding five (5) years shall be ineligible to be nominated or serve as a member of the Board, absent a prior waiver for such nomination or service approved by two-thirds of the Whole Board.

1.12.2     Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee of any stockholder for election or reelection as a director of the Corporation, the person proposed to be nominated must deliver (in accordance with the time periods prescribed for delivery of notice under Section 1.12 of these Bylaws) to the Secretary at the principal executive offices of the Corporation a completed and signed questionnaire in the form required by the Corporation (which form the stockholder shall request in writing from the Secretary of the Corporation and which the Secretary shall provide to such stockholder within ten days of receiving such request) with respect to the background and qualification of such person to serve as a director of the Corporation and the background of any other person or entity on whose behalf, directly or indirectly, the nomination is being made and a signed representation and agreement (in the form available from the Secretary upon written request) that such person: (a) is not and will not become a party to (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (b) is not and will not become a party to any Compensation Arrangement (as defined below) that has not been disclosed therein, (c) if elected as a director of the Corporation, will comply with all informational and similar requirements of applicable insurance policies and laws and regulations in connection with service or action as a director of the Corporation,

Annex C-8

(d) if elected as a director of the Corporation, will comply with all corporate governance, conflict of interest, stock ownership requirements, confidentiality and trading policies and guidelines of the Corporation publicly disclosed from time to time, (e) if elected as a director of the Corporation, will act in the best interests of the Corporation and its stockholders and not in the interests of individual constituencies, (f) consents to being named as a nominee in the Corporation’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Corporation and agrees to serve if elected as a director and (g) intends to serve as a director for the full term for which such individual is to stand for election.

1.12.3     Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of such meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of such meeting (a) by or at the direction of the Board or any committee thereof or (b) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice of the special meeting, who shall be entitled to vote at the meeting and who complies with the notice and other procedures set forth in this Section 1.12 in all applicable respects. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by Section 1.12.1(b) of these Bylaws shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation (i) no earlier than the one hundred twentieth (120th) day prior to such special meeting and (ii) no later than 5:00 p.m. Eastern Time on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which Public Announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for providing such notice.

1.12.4     General.

(a)    Except as otherwise expressly provided in any applicable rule or regulation promulgated under the Exchange Act, only such persons who are nominated in accordance with the procedures set forth in this Section 1.12 shall be eligible to be elected at a meeting of stockholders and serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.12. Except as otherwise provided by law or these Bylaws, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 1.12 and, if any proposed nomination or business is not in compliance herewith, to declare that such defective proposal or nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 1.12, unless otherwise required by law, if the stockholder (or a Qualified Representative of the stockholder (as defined below)) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

(b)    Notwithstanding the foregoing provisions of this Section 1.12, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 1.12 shall be deemed to affect any rights of (a) stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or (b) the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

(c)    For purposes of these Bylaws the following definitions shall apply:

(A)        a person shall be deemed to be “Acting in Concert” with another person if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert with, or toward a common goal relating to the management, governance or control of the Corporation in substantial parallel with, such other person where (1) each person is conscious of the other person’s conduct or intent and this awareness is an element in their decision-making processes and (2) at least one additional factor suggests that such persons intend to act in concert or in substantial parallel, which such additional factors may include, without

Annex C-9

limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions or making or soliciting invitations to act in concert or in substantial parallel; provided, that a person shall not be deemed to be Acting in Concert with any other person solely as a result of the solicitation or receipt of revocable proxies or consents from such other person in response to a solicitation made pursuant to, and in accordance with, Section 14(a) (or any successor provision) of the Exchange Act by way of a proxy or consent solicitation statement filed on Schedule 14A. A person Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other person;

(B)         “Associated Person” shall mean with respect to any subject stockholder or other person (including any proposed nominee) (1) any person directly or indirectly controlling, controlled by or under common control with such stockholder or other person, (2) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder or other person, (3) any associate (as defined in Rule 405 under the Securities Act of 1933, as amended), of such stockholder or other person, and (4) any person directly or indirectly controlling, controlled by or under common control or Acting in Concert with any such Associated Person;

(C)         “Compensation Arrangement” shall mean any direct or indirect compensatory payment or other financial agreement, arrangement or understanding with any person or entity other than the Corporation, including any agreement, arrangement or understanding with respect to any direct or indirect compensation, reimbursement or indemnification in connection with candidacy, nomination, service or action as a nominee or as a director of the Corporation;

(D)         “Proposing Person” shall mean (1) the stockholder providing the notice of business proposed to be brought before an annual meeting or nomination of persons for election to the Board at a stockholder meeting, (2) the beneficial owner or beneficial owners, if different, on whose behalf the notice of business proposed to be brought before the annual meeting or nomination of persons for election to the Board at a stockholder meeting is made, and (3) any Associated Person on whose behalf the notice of business proposed to be brought before the annual meeting or nomination of persons for election to the Board at a stockholder meeting is made;

(E)         “Public Announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act; and

(F)         to be considered a “Qualified Representative” of a stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as a proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction thereof, at the annual meeting; provided, however, that if the stockholder is (1) a general or limited partnership, any general partner or person who functions as a general partner of the general or limited partnership or who controls the general or limited partnership shall be deemed a Qualified Representative, (2) a corporation or a limited liability company, any officer or person who functions as the substantial equivalent of an officer of the corporation or limited liability company or any officer, director, general partner or person who functions as an officer, director or general partner of any entity ultimately in control of the corporation or limited liability company shall be deemed a Qualified Representative or (3) a trust, any trustee of such trust shall be deemed a Qualified Representative. The Secretary of the Corporation, or any other person who shall be appointed to serve as secretary of the meeting, may require, on behalf of the Corporation, reasonable and appropriate documentation to verify the status of a person purporting to be a “Qualified Representative” for purposes hereof.

1.13  No Action by Stockholder Consent in Lieu of a Meeting.

Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of Corporation and may not be effected by any consent by such stockholders.

Annex C-10

Article II

BOARD OF DIRECTORS

2.1    Number; Qualifications.

The total number of directors constituting the Board (the “Whole Board”) shall be fixed from time to time in the manner set forth in the Certificate of Incorporation. No decrease in the authorized number of directors constituting the Whole Board shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation.

2.2    Election; Resignation; Removal; Vacancies.

Election of directors need not be by written ballot. Unless otherwise provided by the Certificate of Incorporation and subject to the special rights of holders of any series of Preferred Stock to elect directors, the Board shall be divided into three classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one third of the Whole Board. Each director shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Any director may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairperson of the Board, the Chief Executive Officer, or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at a later time or upon the happening of an event. Subject to the special rights of holders of any series of Preferred Stock to elect directors, directors may be removed only as provided by the Certificate of Incorporation and applicable law. All vacancies occurring in the Board and any newly created directorships resulting from any increase in the authorized number of directors shall be filled in the manner set forth in the Certificate of Incorporation.

2.3    Regular Meetings

Regular meetings of the Board may be held at such places, within or without the State of Delaware, and at such times as the Board may from time to time determine. Notice of regular meetings need not be given if the date, times and places thereof are fixed by resolution of the Board.

2.4    Special Meetings.

Special meetings of the Board may be called by the Chairperson of the Board, the Chief Executive Officer, the Lead Independent Director or a majority of the members of the Board then in office and may be held at any time, date or place, within or without the State of Delaware, as the person or persons calling the meeting shall fix. Special meetings of the Board may not be called by any other person or persons. Notice of the time, date and place of such meeting shall be given, orally, in writing or by electronic transmission (including electronic mail), by or at the direction of the person or persons calling the meeting to all directors at least four (4) days before the meeting if the notice is mailed, or at least twenty-four (24) hours before the meeting if such notice is given by telephone, hand delivery, telegram, telex, mailgram, facsimile, electronic mail or other means of electronic transmission; provided, however, that if, under the circumstances, the Chairperson of the Board, the Lead Independent Director or the Chief Executive Officer calling a special meeting deems that more immediate action is necessary or appropriate, notice may be delivered on the day of such special meeting. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting.

2.5    Remote Meetings Permitted.

Members of the Board, or any committee of the Board, may participate in a meeting of the Board or such committee by means of conference telephone or other remote communications by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to conference telephone or other remote communications shall constitute presence in person at such meeting.

2.6    Quorum; Vote Required for Action.

At all meetings of the Board, a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date or time without further notice thereof. Except as otherwise provided herein or in the Certificate of Incorporation, or required by law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board.

Annex C-11

2.7    Organization.

Meetings of the Board shall be presided over by (a) the Chairperson of the Board, or (b) in such person’s absence, the Lead Independent Director, if elected or (c) in such person’s absence, by the Chief Executive Officer, or (d) in such person’s absence, by a chairperson chosen by the Board at the meeting. The Secretary shall act as secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

2.8    Unanimous Action by Directors in Lieu of a Meeting.

Any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, must be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board or committee, as applicable. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.9    Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

2.10  Compensation of Directors.

Members of the Board, as such, may receive, pursuant to a resolution of the Board, fees and other compensation for their services as directors, including without limitation their services as members of committees of the Board.

2.11  Confidentiality.

Each director shall maintain the confidentiality of, and shall not share with any third party person or entity (including third parties that originally sponsored, nominated or designated such director (the “Sponsoring Party”)), any non-public information learned in their capacities as directors, including communications among Board members in their capacities as directors. The Board may adopt a board confidentiality policy further implementing and interpreting this bylaw (a “Board Confidentiality Policy”). All directors are required to comply with this bylaw and any such Board Confidentiality Policy unless such director or the Sponsoring Party for such director has entered into a specific written agreement with the Corporation, in either case as approved by the Board, providing otherwise with respect to such confidential information.

Article III

COMMITTEES

3.1    Committees.

The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting of such committee who are not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in a resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it, but no such committee shall have the power or authority in reference to the following matters: (a) approving, adopting or recommending to the stockholders any action or matter (other than the election or removal of members of the Board) expressly required by the DGCL to be submitted to stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation.

Annex C-12

3.2    Committee Rules.

Each committee shall keep records of its proceedings and make such reports as the Board may from time to time request. Unless the Board otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of such rules, each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these Bylaws. Except as otherwise provided in the Certificate of Incorporation, these Bylaws or the resolution of the Board designating the committee, any committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and may delegate to any such subcommittee any or all of the powers and authority of the committee.

Article IV

OFFICERS; CHAIRPERSON; LEAD INDEPENDENT DIRECTOR

4.1    Generally.

The officers of the Corporation shall consist of a Chief Executive Officer (who may be the Chairperson of the Board or the President), a President, a Secretary and a Treasurer and may consist of such other officers, including, without limitation, a Chief Financial Officer and one or more Vice Presidents, as may from time to time be appointed by the Board. All officers shall be elected by the Board; provided, however, that the Board may empower the Chief Executive Officer of the Corporation to appoint any officer other than the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer. Except as otherwise provided by law, by the Certificate of Incorporation or these Bylaws, each officer shall hold office until such officer’s successor is duly elected and qualified or until such officer’s earlier resignation, death, disqualification or removal. Any number of offices may be held by the same person. Any officer may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairperson of the Board, the Chief Executive Officer or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board and the Board may, in its discretion, leave unfilled, for such period as it may determine, any offices. Each such successor shall hold office for the unexpired term of such officer’s predecessor and until a successor is duly elected and qualified or until such officer’s earlier resignation, death, disqualification or removal.

4.2    Chief Executive Officer.

Subject to the control of the Board and such supervisory powers, if any, as may be given by the Board, the powers and duties of the Chief Executive Officer of the Corporation are:

(a)     to act as the general manager and, subject to the control of the Board, to have general supervision, direction and control of the business and affairs of the Corporation;

(b)    subject to Article I, Section 1.6 of these Bylaws, to preside at all meetings of the stockholders;

(c)     subject to Section 1.2 of these Bylaws, to call special meetings of the stockholders to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as he or she shall deem proper;

(d)    to affix the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation; and

(e)     to sign certificates for shares of stock of the Corporation (if any); and, subject to the direction of the Board, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

The person holding the office of President shall be the Chief Executive Officer of the Corporation unless the Board shall designate another officer to be the Chief Executive Officer.

Annex C-13

4.3    Chairperson of the Board.

Subject to the provisions of Section 2.7 of these Bylaws, the Chairperson of the Board shall have the power to preside at all meetings of the Board and shall have such other powers and duties as provided in these Bylaws and as the Board may from time to time prescribe. The Chairperson of the Board may or may not be an officer of the Corporation.

4.4    Lead Independent Director.

The Board may, in its discretion, elect a lead independent director from among its members that are Independent Directors (as defined below) (such director, the “Lead Independent Director”). The Lead Independent Director shall preside at all Board meetings at which the Chairperson of the Board is not present and shall exercise such other powers and duties as may from time to time be assigned to such person by the Board or as prescribed by these Bylaws. For purposes of these Bylaws, “Independent Director” has the meaning ascribed to such term under the rules of the exchange upon which the Corporation’s Common Stock is primarily traded.

4.5    President.

The person holding the office of Chief Executive Officer shall be the President of the Corporation unless the Board shall have designated one individual as the President and a different individual as the Chief Executive Officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board, and subject to the supervisory powers of the Chief Executive Officer (if the Chief Executive Officer is an officer other than the President), and subject to such supervisory powers and authority as may be given by the Board to the Chairperson of the Board, and/or to any other officer, the President shall have the responsibility for the general management and control of the business and affairs of the Corporation and the general supervision and direction of all of the officers, employees and agents of the Corporation (other than the Chief Executive Officer, if the Chief Executive Officer is an officer other than the President) and shall perform all duties and have all powers that are commonly incident to the office of President or that are delegated to the President by the Board.

4.6    Chief Financial Officer.

The person holding the office of Chief Financial Officer shall be the Treasurer of the Corporation unless the Board shall have designated another officer as the Treasurer of the Corporation. Subject to the direction of the Board and the Chief Executive Officer, the Chief Financial Officer shall perform all duties and have all powers that are commonly incident to the office of Chief Financial Officer, or as the Board or the Chief Executive Officer may from time to time prescribe.

4.7    Treasurer.

The person holding the office of Treasurer shall have custody of all monies and securities of the Corporation. The Treasurer shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions. The Treasurer shall also perform such other duties and have such other powers as are commonly incident to the office of Treasurer, or as the Board or the Chief Executive Officer may from time to time prescribe.

4.8    Vice President.

Each Vice President shall have all such powers and duties as are commonly incident to the office of Vice President or that are delegated to such Vice President by the Board or the Chief Executive Officer. A Vice President may be designated by the Board to perform the duties and exercise the powers of the Chief Executive Officer or President in the event of the Chief Executive Officer’s or President’s absence or disability.

4.9    Secretary.

The Secretary shall issue or cause to be issued all authorized notices for, and shall keep, or cause to be kept, minutes of all meetings of the stockholders and the Board. The Secretary shall have charge of the corporate minute books and similar records and shall perform such other duties and have such other powers as are commonly incident to the office of Secretary, or as the Board or the Chief Executive Officer may from time to time prescribe.

Annex C-14

4.10  Delegation of Authority.

The Board may from time to time delegate the powers or duties of any officer of the Corporation to any other officers or agents of the Corporation, notwithstanding any provision hereof.

4.11  Removal.

Any officer of the Corporation shall serve at the pleasure of the Board and may be removed at any time, with or without cause, by the Board; provided, that if the Board has empowered the Chief Executive Officer to appoint any officer of the Corporation, then such officer may also be removed by the Chief Executive Officer. Such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation.

Article V

STOCK

5.1    Certificates; Uncertificated Shares.

The shares of capital stock of the Corporation shall be uncertificated shares; provided, however, that the resolution of the Board that the shares of capital stock of the Corporation shall be uncertificated shares shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation (or the transfer agent or registrar, as the case may be). Notwithstanding the foregoing, the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be certificated shares. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation, by the Chairperson or Vice-Chairperson of the Board, the Chief Executive Officer or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation, representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

5.2    Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates or Uncertificated Shares.

The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to agree to indemnify the Corporation and/or to give the Corporation a bond sufficient to indemnify it, against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

5.3    Lock-Up.

5.3.1 Lock-Up. Subject to Section 5.3.2, the holders of Lock-Up Shares (the “Lock-Up Holders”), and their Permitted Transferees, may not effect any Transfer, or make a public announcement of any intention to effect such Transfer, of any Lock-Up Shares until the expiration of the applicable Lock-Up Period (the “Lock-Up”).

5.3.2 Permitted Transfers.

(a)    No prohibition in Section 5.3.1 shall apply to: (i) Transfers permitted by Section 5.3.2(b) (except as otherwise provided in Section 5.3.2(c)); or (ii) Transfers by any Lock-Up Holder following the expiration of the applicable Lock-Up Period.

Annex C-15

(b)    Notwithstanding anything to the contrary contained in this Section 5.3 (including Section 5.3.1), subject to Section 5.3.2(c), during the applicable Lock-Up Period, each Lock-Up Holder may Transfer, without the consent of the Corporation, any of such Lock-Up Holder’s Lock-Up Shares:

(i)  to the Corporation’s officers or directors or any Affiliate or Family Member of an officer or director;

(ii) to any of such Lock-Up Holder’s Permitted Transferees; provided that, in respect of Transfers to a Family Member or an Affiliate of a Family Member of such Lock-Up Holder (other than pursuant to Section 5.3.2(b)(iii)), no consideration is paid by such Family Member or such Affiliate of a Family Member and such Transfer is conditioned on the receipt by the Corporation of an undertaking by such Family Member or Affiliate of a Family Member to Transfer such Lock-Up Shares back to the applicable Transferor if such Family Member or Affiliate of a Family Member ceases to be a Family Member or an Affiliate of a Family Member of such Transferor;

(iii)in the case of a Lock-Up Holder that is a natural person, (i) upon death of such Lock-Up Holder by will or other instrument taking effect at the death of such Lock-Up Holder or by applicable laws of descent and distribution to such Lock-Up Holder’s Family Members, (ii) pursuant to a qualified domestic relations order or (iii) by bona fide gift for no consideration to a Charitable Organization;

(iv) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof;

(v)  pursuant to any liquidation, merger, amalgamation, stock exchange or other similar transaction of the Corporation with a Third-Party Purchaser that results in all of the Corporation’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property and a change in control of the Corporation that has been approved by the Board;

(vi)to the Corporation;

(vii)       (A) to the Corporation for the purposes of exercising (including for the payment of tax withholdings or remittance payments due as a result of such exercise) on a “net exercise” or “cashless exercise” basis options to purchase Common Stock and (B) in connection with the vesting or settlement of restricted stock units, including any transfer to the Corporation for the payment of tax withholdings or remittance payments due as a result of the vesting or settlement of such restricted stock units, and any transfer necessary to generate such amount of cash needed for the payment of taxes, including estimated taxes, due as a result of the vesting or settlement of restricted stock units whether by means of a “net settlement” or otherwise, provided that in all such cases described in subclauses (A) and (B), any such shares of Common Stock received upon such exercise, vesting or settlement shall be subject to the terms of this Section 5.3; or

(viii)      entering into a written plan meeting the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, relating to the sale of Common Stock, provided that no such sales occur during the Lock-up Period;

(c)    In respect of any Transfers permitted by Section 5.3.2(b)(i) through (iv), (i) the applicable Transferee shall be required, at the time of and as a condition to such Transfer, to deliver an executed written acknowledgement, in a form reasonably satisfactory to the Board, pursuant to which such Transferee acknowledges and agrees that it is subject to the rights, restrictions and obligations of this Section 5.3 in respect of the Lock-Up Shares Transferred to such Transferee, and such Transfer shall not be recognized unless and until such acknowledgement is executed and delivered to the Board, (ii) prior written notice of such Transfer shall be given to the Board, and (iii) the applicable Transferee shall not be permitted to further Transfer such Lock-Up Shares without compliance with the provisions of this Section 5.3 that are applicable to the initial Transferor. For the avoidance of doubt, in connection with any Transfer of Lock-Up Shares pursuant to Section 5.3.2(b)(i) through (iv), the restrictions and obligations contained in this Section 5.3 shall continue to apply to such Lock-Up Shares for the applicable Lock-Up Period.

5.3.3           Authority. Notwithstanding the other provisions set forth in this Section 5.3, the Board may, in its sole discretion, determine to waive, amend, or repeal the Lock-Up obligations set forth herein; provided, that, any such waiver, amendment or repeal of any Lock-Up obligations set forth herein shall require, in addition to any other vote of the members of the Board required to take such action pursuant to these Bylaws or applicable law, the

Annex C-16

affirmative vote of the majority of the independent directors; provided, however, that, to the extent the applicable Lock-Up Holder is a party to either the Support Agreement, dated as of November 10, 2021 by and among the Company and certain of the stockholders of the Company and/or the Sponsor Support Agreement, dated as of November 10, 2021 by and among the Company, the Sponsors (as defined below) and several others (collectively the “Support Agreements”), no waiver, amendment or repeal of the Lock-Up obligations set forth herein by the Board shall affect any provisions, rights, obligations or restrictions applicable to such Lock-Up Holder in the Support Agreements, which provisions, rights, obligations and restrictions in the Support Agreements shall continue to apply to such Lock-Up Holder and the shares of Common Stock held by such Lock-Up Holder in accordance with the terms of the Support Agreements.

5.3.4 Miscellaneous Provisions Relating to Transfers of Lock-Up Shares.

(a)    The Corporation shall place customary restrictive legends on the certificates or book entries representing the Lock-Up Shares, in addition to any legends required by applicable law or these Bylaws, and remove such restrictive legends reasonably promptly after the expiration of the applicable Lock-Up Period.

(b)    Any attempt to Transfer any Lock-Up Shares that is not in compliance with this Section 5.3 shall be null and void ab initio, and the Corporation shall not, and shall cause any transfer agent not to, give any effect in the Corporation’s stock records to such attempted Transfer and the purported Transferee in any such purported Transfer shall not be treated as the owner of such Lock-Up Shares for purposes of these Bylaws (provided that this Section 5.3 shall continue to apply to such Lock-Up Shares).

(c)    Notwithstanding any other provision of this Section 5.3, the Lock-Up Shares, in each case, beneficially owned (as defined in Rule 13d-3 promulgated under the Exchange Act) by a Lock-Up Holder shall remain subject to any restrictions on Transfer under applicable federal, state, local or foreign securities laws, including all applicable holding periods under the Securities Act of 1933 and other rules of the Securities Exchange Commission, and, as applicable, these Bylaws and the Certificate of Incorporation.

5.3.5 Definitions. For purposes of this Section 5.3:

(a)    the term “Affiliate” of any particular Person shall mean any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise;

(b)    the term “Charitable Organization” means any charitable organization that is tax-exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended,

(c)     the term “Controlled Entity” shall mean, as to any Person, (i) any corporation more than fifty percent (50%) of the outstanding voting stock of which is owned by such Person or such Person’s Family Members or Affiliates, (ii) any trust, whether or not revocable, of which such Person or such Person’s Family Members or Affiliates are the sole beneficiaries, (iii) any partnership of which such Person or an Affiliate of such Person is the managing or general partner or in which such Person or such Person’s Family Members or Affiliates hold partnership interests representing at least fifty percent (50%) of such partnership’s capital and profits and (iv) any limited liability company of which such Person or an Affiliate of such Person is the sole manager or managing member or appoints a majority of the board of managers or in which such Person or such Person’s Family Members or Affiliates hold membership interests representing at least fifty percent (50%) of such limited liability company’s capital and profits;

(d)    the term “Family Member” means, with respect to any Person, such Person’s spouse, ancestors, descendants (whether by blood, marriage or adoption) or spouse of a descendant of such Person, brothers and sisters (whether by blood, marriage or adoption) and inter vivos or testamentary trusts of which only such Person and his spouse, ancestors, descendants (whether by blood, marriage or adoption), brothers and sisters (whether by blood, marriage or adoption) are beneficiaries;

(e)    the term “Equity Holders” means the holders of equity securities (including, without limitation, restricted stock units, equity awards, warrants, exercised options or other convertible securities) of the Target (as defined below), excluding the equity securities held by the Sponsors, immediately prior to the closing of the Transaction (as defined below) and shall exclude the holders of unexercised options immediately prior to the closing of the Transaction;

Annex C-17

(f)     the term “Lock-Up Period” means (i) with respect to 50% of the Lock-Up Shares held by the Sponsors and 50% of the Lock-Up Shares held by the Equity Holders, the period beginning on the Closing Date and ending on the sixth-month anniversary of the Closing Date, and (ii) with respect to the other 50% of the Lock-Up Shares held by the Sponsors and the other 50% of the Lock-Up Shares held by the Equity Holders, the period beginning on the Closing Date and ending on the one year anniversary of the Closing Date;

(g)    the term “Lock-Up Shares” means any shares of Common Stock held by the Equity Holders and the Sponsors as of and immediately following the Closing Date; provided, however in no such event shall “Lock-Up Shares” include any shares of Common Stock purchased pursuant to a subscription agreement entered into between the Corporation and the party thereto as of the date of that certain Agreement and Plan of Merger, dated as of November 10, 2021 (as it may be amended, supplemented or restated from time to time in accordance with the terms of such agreement, the “Merger Agreement”), by and among the Corporation, Ventoux Merger Sub Inc., and Ventoux CCM Acquisition Corp. (the “SPAC”);

(h)    the term “Permitted Transferees” means with respect to any Person, (i) any Family Member of such Person, (ii) any Affiliate of such Person, (iii) any Affiliate of any Family Member of such Person (excluding any Affiliate under this clause (iii) who operates or engages in a business which competes with the business of the Corporation or any of its subsidiaries), (iv) any Controlled Entity of such Person and (v) any Lock-Up Holder or any direct or indirect partners, members or equity holders if the Lock-Up Holders, any Affiliates of the Lock-Up Holders or any related investment funds or vehicles controlled or managed by such Persons or their respective Affiliates;

(i)     the term “Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or federal, state, provincial, municipal, local or foreign government, governmental authority, any political subdivision thereof, regulatory or administrative agency, governmental commission, department, board, bureau, body, authority, rate setting agency, division, office, agency or instrumentality, court or tribunal;

(j)     the term “Third-Party Purchaser” means any Person who, immediately prior to the contemplated transaction, does not beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) or directly or indirectly have the right to acquire any outstanding shares of Common Stock;

(k)    the term “Transfer” means, when used as a noun, any voluntary or involuntary transfer, sale, pledge or hypothecation or other disposition (whether by operation of law or otherwise) and, when used as a verb, to voluntarily or involuntarily, transfer, sell, pledge or hypothecate or otherwise dispose of (whether by operation of law or otherwise), including, in each case, (a) the establishment or increase of a put equivalent position or liquidation with respect to, or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security or (b) entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise. The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings; and

(l)     the term “Warrants” means the following outstanding warrants of the Corporation, each exercisable for one share of Common Stock: (i) warrants entitling Ventoux Acquisition Holdings LLC (the “Co-Sponsor”) to purchase 4,450,000 shares of Common Stock, issued to the Co-Sponsor pursuant to that certain Subscription Agreement, dated December 23, 2020, by and between the Co-Sponsor and the Corporation, for a purchase price of $1.00 per warrant and (ii) warrants entitling Chardan International Investments, LLC (“Co-Sponsor II”, and together with the Co-Sponsor, the “Sponsors”) to purchase 2,225,000 shares of Common Stock, issued to the Co-Sponsor II pursuant to that certain Subscription Agreement, dated December 23, 2020, by and between the Co-Sponsor and the Corporation, for a purchase price of $1.00 per warrant converted immediately prior to the Effective Time into warrants of the Corporation pursuant to the Merger Agreement.

Annex C-18

5.4    Other Regulations.

Subject to applicable law, the Certificate of Incorporation and these Bylaws, the issue, transfer, conversion and registration of shares represented by certificates and of uncertificated shares shall be governed by such other regulations as the Board may establish.

Article VI

INDEMNIFICATION

6.1    Indemnification of Officers and Directors.

Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, legislative or any other type whatsoever (a “Proceeding”), by reason of the fact that such person (or a person of whom such person is the legal representative), is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (for purposes of this Article VI, an “Indemnitee”), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith, provided such Indemnitee acted in good faith and in a manner that the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal Proceeding, had no reasonable cause to believe the Indemnitee’s conduct was unlawful. Such indemnification shall continue as to an Indemnitee who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such Indemnitees’ heirs, executors and administrators. Notwithstanding the foregoing, subject to Section 6.5 of these Bylaws, the Corporation shall indemnify any such Indemnitee seeking indemnity in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board or such indemnification is authorized by an agreement approved by the Board.

6.2    Advance of Expenses.

Except as otherwise provided in a written indemnification contract between the Corporation and an Indemnitee, the Corporation shall pay all expenses (including attorneys’ fees) incurred by an Indemnitee in defending any Proceeding in advance of its final disposition; provided, however, that if the DGCL then so requires, the advancement of such expenses shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay such amounts if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VI or otherwise.

6.3    Non-Exclusivity of Rights.

The rights conferred on any person in this Article VI shall not be exclusive of any other right that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote or consent of stockholders or disinterested directors, or otherwise. Additionally, nothing in this Article VI shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses pursuant to this Article VI.

6.4    Indemnification Contracts.

The Board is authorized to cause the Corporation to enter into indemnification contracts with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing indemnification or advancement rights to such person. Such rights may be greater than those provided in this Article VI.

Annex C-19

6.5    Right of Indemnitee to Bring Suit.

The following shall apply to the extent not in conflict with any indemnification contract provided for in Section 6.4 of these Bylaws.

6.5.1 Right to Bring Suit. If a claim under Section 6.1 or 6.2 of these Bylaws is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall be entitled to be paid, to the fullest extent permitted by law, the expense of prosecuting or defending such suit. In any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the Indemnitee has not met any applicable standard of conduct which makes it permissible under the DGCL (or other applicable law) for the Corporation to indemnify the Indemnitee for the amount claimed.

6.5.2 Effect of Determination. Neither the absence of a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in applicable law, nor an actual determination that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit.

6.5.3 Burden of Proof. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VI, or otherwise, shall be on the Corporation.

6.6    Nature of Rights.

The rights conferred upon Indemnitees in this Article VI shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators. Any amendment, repeal or modification of any provision of this Article VI that adversely affects any right of an Indemnitee or an Indemnitee’s successors shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this Article VI with respect to any Proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, repeal or modification.

6.7    Insurance.

The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

6.8    Contract Rights.

The rights conferred upon Indemnitees in this Article VI shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director or officer and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article VI that adversely affects any right of an Indemnitee or its successors shall be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights to all such parties on a retroactive basis than permitted prior thereto) and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

Annex C-20

Article VII

NOTICES

7.1    Notice.

7.1.1 Form and Delivery. Except as otherwise specifically required in these Bylaws (including, without limitation, Section 7.1.2 of these Bylaws) or by applicable law, all notices required to be given pursuant to these Bylaws shall be in writing and may (a) in every instance in connection with any delivery to a member of the Board, be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by overnight express courier, facsimile, electronic mail or other form of electronic transmission and (b) be effectively delivered to a stockholder when given by hand delivery, by depositing such notice in the mail, postage prepaid or, if specifically consented to by the stockholder as described in Section 7.1.2 of these Bylaws, by sending such notice by facsimile, electronic mail or other form of electronic transmission. Any such notice shall be addressed to the person to whom notice is to be given at such person’s address as it appears on the records of the Corporation. The notice shall be deemed given: (a) in the case of hand delivery, when received by the person to whom notice is to be given or by any person accepting such notice on behalf of such person; (b) in the case of delivery by mail, upon deposit in the mail; (c) in the case of delivery by overnight express courier, when dispatched; and (d) in the case of delivery via facsimile, electronic mail or other form of electronic transmission, at the time provided in Section 7.1.2 of these Bylaws.

7.1.2 Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation, or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given in accordance with Section 232 of the DGCL. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (a) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (b) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given pursuant to this Section 7.1.2 shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of such posting and the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder.

7.1.3 Affidavit of Giving Notice. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given in writing or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

7.2    Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver of notice, signed by the person entitled to notice, or waiver by electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any waiver of notice.

Annex C-21

Article VIII

INTERESTED DIRECTORS

8.1    Interested Directors.

No contract or transaction between the Corporation and one or more of its members of the Board or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are members of the board of directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof that authorizes the contract or transaction, or solely because such director’s or officer’s votes are counted for such purpose, if: (a) the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board, a committee thereof, or the stockholders.

8.2    Quorum.

Interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

Article IX

MISCELLANEOUS

9.1    Fiscal Year.

The fiscal year of the Corporation shall be determined by resolution of the Board.

9.2    Seal.

The Board may provide for a corporate seal, which may have the name of the Corporation inscribed thereon and shall otherwise be in such form as may be approved from time to time by the Board.

9.3    Form of Records.

Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on or by means of, or be in the form of any other information storage device, method or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided, that the records so kept can be converted into clearly legible paper form within a reasonable time and otherwise comply with the DGCL. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to any provision of the DGCL.

9.4    Reliance Upon Books and Records.

A member of the Board, or a member of any committee designated by the Board shall, in the performance of such person’s duties, be fully protected in relying in good faith upon the books and records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Annex C-22

9.5    Certificate of Incorporation Governs.

In the event of any conflict between the provisions of the Certificate of Incorporation and Bylaws, the provisions of the Certificate of Incorporation shall govern.

9.6    Severability.

If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Certificate of Incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation) shall remain in full force and effect.

9.7    Time Periods.

In applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

Article X

AMENDMENT

Notwithstanding any other provision of these Bylaws, any alteration, amendment or repeal of these Bylaws, and any adoption of new Bylaws, shall require the approval of the Board or the stockholders of the Corporation as expressly provided in the Certificate of Incorporation; provided, however, that Section 5.3 and any provision of these Bylaws related thereto may only be altered, amended or repealed in accordance with Section 5.3.3.

Annex C-23

CERTIFICATION OF AMENDED AND RESTATED BYLAWS

OF

Presto Technologies, Inc.

(a Delaware corporation)

I, [    ], certify that I am Secretary of Presto Technologies, Inc., a Delaware corporation (the “Corporation”), that I am duly authorized to make and deliver this certification and that the attached Bylaws are a true and complete copy of the Amended and Restated Bylaws of the Corporation in effect as of the date of this certificate.

Dated: [ ], 2022
[ ] Secretary

Annex C-24

Annex D

PRESTO TECHNOLOGIES, INC.

2022 INCENTIVE AWARD PLAN

1.      Establishment of the Plan; Effective Date; Duration.

(a)        Establishment of the Plan; Effective Date. The Plan permits the grant of Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards, Other Cash-Based Awards, Dividend Equivalents, and Performance Awards. The Plan shall become effective on the Effective Date. The effectiveness of the Plan shall be subject to approval of the Plan by the stockholders of the Company within twelve months following the date the Plan is first approved by the Board.

(b)        Duration of the Plan. The Plan shall remain in effect, subject to the right of the Board to amend or terminate the Plan at any time pursuant to Section 14, until the tenth anniversary of the Effective Date. In the case of an Award that is an Incentive Stock Option, no Incentive Stock Option shall be granted on or after ten years from the earlier of (i) the date the Plan is approved by the Board and (ii) date the Company’s stockholders approve the Plan.

2.      Purpose. The purpose of the Plan is to provide a means through which the Company and its Affiliates may attract and retain key personnel and to provide a means whereby certain directors, officers, employees, consultants and advisors of the Company and its Affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may be measured by reference to the value of Common Stock, thereby strengthening their commitment to the welfare of the Company and its Affiliates and aligning their interests with those of the Company’s stockholders.

3.      Definitions. Certain terms used herein have the definitions given to them in the first instance in which they are used. In addition, for purposes of the Plan, the following terms are defined as set forth below:

(a)        “Affiliate” means (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company and/or (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise.

(b)        “Applicable Law” means any applicable law, including without limitation: (a) provisions of the Code, the Securities Act, the Exchange Act and any rules or regulations thereunder; (b) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether federal, state, local or foreign; and (c) rules of any securities exchange or automated quotation system on which the Common Stock is listed, quoted or traded.

(c)        “Award” means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Stock-Based Awards, Other Cash-Based Awards, Dividend Equivalents, and/or Performance Award granted under the Plan.

(d)        “Award Agreement” means a written agreement between a Participant and the Company which sets out the terms of the grant of an Award.

(e)        “Board” means the Board of Directors of the Company.

(f)        “Cause” means, in the case of a particular Award, unless the applicable Award Agreement states otherwise, (i) the Company or an Affiliate having “cause” to terminate a Participant’s employment or service, as defined in any employment or consulting or similar agreement between the Participant and the Company or an Affiliate in effect at the time of such termination, or (ii) in the absence of any such employment or consulting or similar agreement (or the absence of any definition of “Cause” contained therein), a Participant’s (A) conviction of, or the entry of a plea of guilty or no contest to, a felony or any other crime that causes the Company or its Affiliates public disgrace or disrepute, or materially and adversely affects the Company’s or its Affiliates’ operations or financial performance or the relationship the Company has with its customers; (B) gross negligence or willful misconduct with respect to the Company or any of its Affiliates, including, without limitation, fraud, embezzlement,

Annex D-1

theft or proven dishonesty in the course of his employment or other service to the Company or an Affiliate; (C) refusal to perform any lawful, material obligation or fulfill any duty to the Company or its Affiliates (other than due to a disability, as determined by the Committee), which refusal, if curable, is not cured within 15 days after delivery of written notice thereof; (D) material breach of any agreement with or duty owed to the Company or any of its Affiliates, which breach, if curable, is not cured within 15 days after the delivery of written notice thereof; or (E) material violation or breach of the documented code of ethics, code of conduct or similar document of the Company or an Affilliate or fiduciary duties to the Company or an Affiliate.

(g)        “Change in Control” shall, in the case of a particular Award, unless the applicable Award Agreement states otherwise or contains a different definition of “Change in Control,” be deemed to occur upon any of the following events:

(i)       any “person” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than (A) the Company or any of its Affiliates, (B) any trustee or other fiduciary holding securities under any employee benefit plan of the Company or any of its Affiliates, (C) an underwriter temporarily holding securities pursuant to an offering of such securities, or (D) an entity owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Common Stock) becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, by way of merger, consolidation, recapitalization, reorganization or otherwise, of fifty percent (50%) or more of the total voting power of the then outstanding voting securities of the Company;

(ii)      the cessation of control (by virtue of their not constituting a majority of directors) of the Board by the individuals (the “Continuing Directors”) who (x) were directors on the Effective Date or (y) become directors after Effective Date and whose election or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the directors then in office who were directors on the Effective Date or whose election or nomination for election was previously so approved;

(iii)     the consummation of a merger or consolidation of the Company with any other company, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation;

(iv)     the consummation of a plan of complete liquidation of the Company or the sale or disposition by the Company of all or substantially all the Company’s assets; or

(v)      any other event specified as a “Change in Control” in an applicable Award Agreement.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Section 409A of the Code, to the extent required to avoid the imposition of additional taxes under Section 409A of the Code, the transaction or event described in subsection (i), (ii), (iii), (iv), or (v) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).

(h)        “Claim” means any claim, liability or obligation of any nature, arising out of or relating to the Plan or an alleged breach of the Plan or an Award Agreement.

(i)        “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(j)        “Committee” means a committee of at least two people as the Board may appoint to administer the Plan or, if no such committee has been appointed by the Board, the Board.

(k)        “Common Stock” means the Company’s common stock, par value $0.0001 per share (and any stock or other securities into which such shares may be converted or into which they may be exchanged).

Annex D-2

(l)        “Company” means Presto Technologies, Inc., a Delaware corporation.

(m)      “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(n)        “Dividend Equivalent” means a right awarded under Section 11 to receive the equivalent value (in cash or Common Stock) of ordinary dividends that would otherwise be paid on the Common Stock subject to an Award that is a full-value award but that have not been issued or delivered.

(o)        “Effective Date” means the date on which the transactions contemplated by the Merger Agreement are consummated, provided that the Board has adopted the Plan prior to or on such date, subject to approval of the Plan by the Company’s stockholders.

(p)        “Eligible Director” means a person who is a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.

(q)        “Eligible Person” with respect to an Award denominated in Common Stock, means any (i) individual employed by the Company or an Affiliate; (ii) director of the Company or an Affiliate; (iii) consultant or advisor to the Company or an Affiliate; provided that if the Securities Act applies such persons must be eligible to be offered securities registrable on Form S-8 under the Securities Act; or (iv) prospective employees, directors, officers, consultants or advisors who have accepted offers of employment or consultancy from the Company or its Affiliates (and would satisfy the provisions of clauses (i) through (iii) above once he begins employment with or begins providing services to the Company or its Affiliates, provided that the Date of Grant of any Award to such individual shall not be prior to the date he begins employment with or begins providing services to the Company or its Affiliates).

(r)        “Exchange Act” means the U.S. Securities Exchange Act of 1934, as it may be amended from time to time, including the rules and regulations promulgated thereunder and successor provisions and rules and regulations thereto.

(s)        “Exercise Price” has the meaning given such term in Section 7(c) of the Plan.

(t)        “Fair Market Value” means, as of any date, the value of Common Stock determined as follows:

(i)        If the Common Stock is listed on any established stock exchange or a national market system, the closing sales price for such shares (or if no sales were reported, the closing price on the date immediately preceding such date) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(ii)       If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Common Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(iii)      In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Committee and such determination shall be conclusive and binding on all persons.

(iv)      Notwithstanding the foregoing, the determination of Fair Market Value in all cases shall be in accordance with the requirements set forth under Section 409A of the Code to the extent necessary for an Award to comply with, or be exempt from, Section 409A of the Code.

(u)        “Immediate Family Members” shall have the meaning set forth in Section 15(b)(ii).

(v)        “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan for incentive stock options.

(w)       “Indemnifiable Person” shall have the meaning set forth in Section 4(e) of the Plan.

Annex D-3

(x)        “Mature Shares” means shares of Common Stock owned by a Participant that are not subject to any pledge or security interest and that have been either previously acquired by the Participant on the open market or meet such other requirements, if any, as the Committee may determine are necessary in order to avoid an accounting earnings charge on account of the use of such shares to pay the Exercise Price or satisfy a tax or deduction obligation of the Participant.

(y)        “Merger Agreement” shall mean that certain Agreement and Plan of Merger, by and among Ventoux CCM Acquisition Corp., Ventoux Merger Sub Inc. and E La Carte, Inc., dated as of November 10, 2021 as amended from time to time.

(z)        “Nonqualified Stock Option” means an Option that is not designated by the Committee as an Incentive Stock Option.

(aa)      “Option” means an Award granted under Section 7 of the Plan.

(bb)      “Option Period” has the meaning given such term in Section 7(d) of the Plan.

(cc)      “Optionholder Earnout Shares” means Earnout Shares issuable to holders of Exchanged Options (each as defined in the Merger Agreement).

(dd)      “Other Cash-Based Award” means a cash Award granted to a Participant under Section 10 of the Plan, including cash awarded as a bonus or upon the attainment of Performance Goals or otherwise as permitted under the Plan.

(ee)      “Other Stock-Based Award” means an equity-based or equity-related Award, other than an Option, SAR, Restricted Stock, Restricted Stock Unit or Dividend Equivalent, granted in accordance with the terms and conditions set forth under Section 10 of the Plan

(ff)       “Participant” means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to Section 6 of the Plan.

(gg)      “Performance Award” shall mean any Award designated by the Committee as a Performance Award pursuant to Section 12 of the Plan.

(hh)      “Performance Criteria” shall mean the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Award under the Plan pursuant to Section 12 of the Plan.

(ii)       “Performance Formula” shall mean, for a Performance Period, the one or more formulae applied against the relevant Performance Goal to determine, with regard to the Performance Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Award has been earned for the applicable Performance Period.

(jj)       “Performance Goals” shall mean, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria pursuant to Section 12 of the Plan.

(kk)      “Performance Period” shall mean the one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance Award.

(ll)       “Permitted Transferee” shall have the meaning set forth in Section 15(b)(ii) of the Plan.

        (mm)     “Person” means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act.

(nn)      “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.
Annex D-4

(oo)      “Restricted Stock” means shares of Common Stock, subject to certain specified performance or time-based restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(pp)      “Restricted Stock Unit” means an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities or other property, subject to certain performance or time-based restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(qq)      “SAR Period” has the meaning given such term in Section 8(b) of the Plan.

(rr)       “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of the Securities Act shall be deemed to include any rules, regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, rules, regulations or guidance.

(ss)      “Share” means a share of Common Stock.

(tt)       “Stock Appreciation Right” or “SAR” means an Award granted under Section 8 of the Plan.

(uu)      “Strike Price” means, except as otherwise provided by the Committee in the case of Substitute Awards, (i) in the case of a SAR granted in tandem with an Option, the Exercise Price of the related Option, or (ii) in the case of a SAR granted independent of an Option, the Fair Market Value on the Date of Grant.

(vv)      “Subsidiary” means any corporation in which the Company owns, directly or indirectly, stock representing 50% or more of the combined voting power of all classes of stock entitled to vote, and any other business organization, regardless of form, in which the Company possesses, directly or indirectly, 50% or more of the total combined equity interests in such organization.

(ww)    “Substitute Award” has the meaning given such term in Section 5(f).

4.      Administration.

(a)        Administration. The Committee shall administer the Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act and Applicable Law (if the Board is not acting as the Committee under the Plan), it is intended that each member of the Committee shall, at the time he takes any action with respect to an Award under the Plan, be an Eligible Director. However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan. Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

(b)        Committee Authority. Subject to the provisions of the Plan and Applicable Law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the Plan, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Common Stock, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Common Stock, other securities, other Awards or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan, in each case, to the extent consistent with the terms of the Plan.

Annex D-5

(c)        Delegation. The Committee may delegate to one or more officers of the Company or any Affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election that is the responsibility of or that is allocated to the Committee herein, and that may be so delegated as a matter of law, except for grants of Awards to persons subject to Section 16 of the Exchange Act.

(d)        Interpretation. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award or any documents evidencing Awards granted pursuant to the Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons or entities, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(e)        Indemnification. No member of the Board, the Committee, delegate of the Committee or any employee or agent of the Company (each such person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award hereunder. Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award Agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, provided that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company’s Articles of Incorporation or Bylaws. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company’s Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

5.      Grant of Awards; Shares Subject to the Plan; Limitations.

(a)        The Committee may, from time to time, grant Awards to one or more Eligible Persons.

(b)        Subject to Section 5(c) and Section 13 of the Plan, Awards granted under the Plan shall be subject to the following limitations: (i) the Committee is authorized to deliver under the Plan an aggregate of [•] shares of Common Stock, plus (ii) any Optionholder Earnout Shares, as applicable, which are forfeited by reason of a termination of service or employment following the Effective Date (in the case of this subclause (ii), not to exceed [•] shares of Common Stock in the aggregate). Subject to Section 13, the maximum aggregate number of Shares that may be issued through the exercise of Incentive Stock Options granted under the Plan is [•]shares of Common Stock.

(c)        On each January 1 of each of 2023 through 2032, the aggregate number of shares of Common Stock reserved for issuance under the Plan shall be increased automatically by the number of shares equal to (1%) of the total number of shares of all classes of Common Stock issued and outstanding on the immediately preceding December 31 (rounded down to the nearest whole share); provided, that the Board or the Committee may in its sole discretion reduce the amount of the increase in any particular year.

(d)        The maximum number of Shares that may be granted under the Plan during any single fiscal year to any Participant who is a non-employee director, when taken together with any cash fees paid to such non-employee director during such year in respect of his service as a non-employee director (including service as a member or chair of any committee of the Board), shall not exceed $750,000 in total value (calculating the value of any such Awards based on the Fair Market Value on the Date of Grant of such Awards for financial reporting purposes), which may be increased to $1,000,000 in the calendar year of his or her initial services as a non-employee director.

Annex D-6

(e)        In the event that (i) any Option or other Award granted hereunder is exercised through the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Company, or (ii) tax or deduction liabilities arising from such Option or other Award are satisfied by the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Company, then in each such case the Shares so tendered or withheld shall be added to the Shares available for grant under the Plan on a one-for-one basis. Shares underlying Awards under the Plan that are forfeited, canceled, expire unexercised, or are settled in cash shall also be available again for issuance as Awards under the Plan.

(f)        Shares delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase, or a combination of the foregoing.

(g)        Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (“Substitute Awards”). The number of Shares underlying any Substitute Awards shall not be counted against the aggregate number of Shares available for Awards under the Plan.

6.      Eligibility. Participation shall be limited to Eligible Persons who have entered into an Award Agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in the Plan.

7.      Options.

(a)        Generally. Each Option granted under the Plan shall be evidenced by an Award Agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Option so granted shall be subject to the conditions set forth in this Section 7 and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option.

(b)        Incentive Stock Options. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company and its Affiliates, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code; provided that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan.

(c)        Exercise Price. Except with respect to Substitute Awards, the exercise price (“Exercise Price”) per Share for each Option shall not be less than 100% of the Fair Market Value of such share determined as of the Date of Grant; provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns shares representing more than 10% of the total combined voting power of all classes of shares of the Company or any related corporation (as determined in accordance with Treasury Regulation Section 1.422-2(f)), the Exercise Price per share shall not be less than 110% of the Fair Market Value per share on the Date of Grant and provided further, that, notwithstanding any provision herein to the contrary, the Exercise Price shall not be less than the par value per Share.

(d)        Vesting and Expiration. Options shall vest and become exercisable in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the “Option Period”); provided, however, that the Option Period shall not exceed five years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns shares representing more than 10% of the total combined voting power of all classes of shares of the Company or any related corporation (as determined in accordance with Treasury Regulation Section 1.422-2(f)); provided,

Annex D-7

further, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any Option, which acceleration shall not affect the terms and conditions of such Option other than with respect to exercisability. If the Option would expire at a time when the exercise of the Option would violate applicable securities laws, the expiration date applicable to the Option will be automatically extended to a date that is 30 calendar days following the date such exercise would no longer violate applicable securities laws (so long as such extension shall not violate Section 409A of the Code); provided, that in no event shall such expiration date be extended beyond the expiration of the Option Period.

(e)        Method of Exercise and Form of Payment. No Shares shall be delivered pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any taxes required to be withheld or paid upon exercise of such Option. Options that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Option, accompanied by payment of the Exercise Price. The Exercise Price shall be payable (i) in cash, check, cash equivalent and/or Common Stock valued at the Fair Market Value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of Shares in lieu of actual delivery of such shares to the Company); provided that such Shares are not subject to any pledge or other security interest and are Mature Shares; and (ii) by such other method as the Committee may permit in accordance with Applicable Law, in its sole discretion, including without limitation: (A) in other property having a Fair Market Value on the date of exercise equal to the Exercise Price, (B) if there is a public market for the Common Stock at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered a copy of irrevocable instructions to a stockbroker to sell the Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price, or (C) by a “net exercise” method whereby the Company withholds from the delivery of the Shares for which the Option was exercised that number of Shares having a Fair Market Value equal to the aggregate Exercise Price for the Shares for which the Option was exercised. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(f)        Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date he makes a disqualifying disposition of any Shares acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Shares before the later of (i) two years after the Date of Grant of the Incentive Stock Option or (ii) one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession of any Shares acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Participant until the end of the period described in the preceding sentence.

(g)        Compliance With Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes Oxley Act of 2002, if applicable; any other Applicable Law; the applicable rules and regulations of the Securities and Exchange Commission; or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.

8.      Stock Appreciation Rights.

(a)        Generally. Each SAR granted under the Plan shall be evidenced by an Award Agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each SAR so granted shall be subject to the conditions set forth in this Section 8 and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b)        Strike Price. The Strike Price per Share for each SAR shall not be less than 100% of the Fair Market Value of such share determined as of the Date of Grant.

Annex D-8

(c)    Vesting and Expiration. A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable and shall expire in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the “SAR Period”); provided, however, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any SAR, which acceleration shall not affect the terms and conditions of such SAR other than with respect to exercisability. If the SAR would expire at a time when the exercise of the SAR would violate applicable securities laws, the expiration date applicable to the SAR will be automatically extended to a date that is 30 calendar days following the date such exercise would no longer violate applicable securities laws (so long as such extension shall not violate Section 409A of the Code); provided, that in no event shall such expiration date be extended beyond the expiration of the SAR Period.

(d)    Method of Exercise. SARs that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded.

(e)    Payment. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that are being exercised, multiplied by the excess, if any, of the Fair Market Value of one Share on the exercise date over the Strike Price, less an amount equal to any taxes required to be withheld or paid. The Company shall pay such amount in cash, in Common Stock having a Fair Market Value equal to such amount, or any combination thereof, as determined by the Committee. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

9.      Restricted Stock and Restricted Stock Units.

(a)    Generally. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each such grant shall be subject to the conditions set forth in this Section 9 and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b)    Restricted Accounts; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, a book entry in a restricted account shall be established in the Participant’s name at the Company’s transfer agent and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than held in such restricted account pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate stock power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank stock power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9 and the applicable Award Agreement, the Participant generally shall have the rights and privileges of a stockholder as to such Restricted Stock, including, without limitation, the right to vote such Restricted Stock and the right to receive dividends, if applicable. To the extent shares of Restricted Stock are forfeited, any share certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company.

(c)    Vesting. Unless otherwise provided by the Committee in an Award Agreement the unvested portion of Restricted Stock and Restricted Stock Units shall terminate and be forfeited upon termination of employment or service of the Participant granted the applicable Award.

(d)    Delivery of Restricted Stock and Settlement of Restricted Stock Units.

(i)        Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used,

Annex D-9

upon such expiration, the Company shall deliver to the Participant, or his beneficiary, without charge, the share certificate evidencing the shares of Restricted Stock that have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share) or shall register such shares in the Participants name without any such restrictions. Dividends, if any, that may have been withheld by the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in Shares having a Fair Market Value equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends (except as otherwise set forth by the Committee in the applicable Award Agreement).

(ii)      Unless otherwise provided by the Committee in an Award Agreement, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his beneficiary, without charge, one share of Common Stock for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion, elect to (A) pay cash or part cash and part Common Stock in lieu of delivering only Common Stock in respect of such Restricted Stock Units or (B) defer the delivery of shares of Common Stock (or cash or part Common Stock and part cash, as the case may be) beyond the expiration of the Restricted Period if such delivery would result in a violation of Applicable Law until such time as is no longer the case. If a cash payment is made in lieu of delivering Common Stock, the amount of such payment shall be equal to the Fair Market Value of the Common Stock as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units, less an amount equal to any taxes required to be withheld or paid.

10.    Other Stock-Based Awards and Other Cash-Based Awards.

(a)    Other Stock-Based Awards. The Committee may grant types of equity-based or equity related Awards not otherwise described by the terms of the Plan (including the grant or offer for sale of unrestricted Common Stock), in such amounts and subject to such terms and conditions, as the Committee shall determine. Such Other Stock-Based Awards may involve the transfer of actual shares of Common Stock to Participants, or payment in cash or otherwise of amounts based on the value of Common Stock. The terms and conditions of such Awards shall be consistent with the Plan and set forth in the Award Agreement and need not be uniform among all such Awards or all Participants receiving such Awards.

(b)    Other Cash-Based Awards. The Committee may grant a Participant a cash Award not otherwise described by the terms of the Plan, including cash awarded as a bonus or upon the attainment of Performance Goals or otherwise as permitted under the Plan.

(c)    Value of Awards. Each Other Stock-Based Award shall be expressed in terms of shares of Common Stock or units based on Common Stock, as determined by the Committee, and each Other Cash-Based Awards shall be shall be expressed in terms of cash, as determined by the Committee. The Committee may establish Performance Goals in its discretion pursuant to Section 12, and any such Performance Goals shall be set forth in the applicable Award Agreement. If the Committee exercises its discretion to establish Performance Goals, the number and/or value of Other Stock-Based Awards or Other Cash-Based Awards that will be paid out to the Participant will depend on the extent to which such Performance Goals are met.

(d)    Payment of Awards. Payment, if any, with respect to an Other Stock-Based Award or Other Cash-Based Award shall be made in accordance with the terms of the Award, as set forth in the Award Agreement, in cash, Common Stock or a combination of cash and Common Stock, as the Committee determines.

(e)    Vesting. The Committee shall determine the extent to which the Participant shall have the right to receive Other Stock-Based Awards or Other Cash-Based Awards following the Participant’s termination of employment or service (including by reason of such Participant’s death, disability (as determined by the Committee), or termination without Cause). Such provisions shall be determined in the sole discretion of the Committee and will be included in the applicable Award Agreement but need not be uniform among all Other Stock-Based Awards or Other Cash-Based Awards issued pursuant to the Plan and may reflect distinctions based on the reasons for the termination of employment or service.

Annex D-10

11.    Dividend Equivalents. No adjustment shall be made in the Common Stock issuable or taken into account under Awards on account of cash dividends that may be paid or other rights that may be issued to the holders of Common Stock prior to issuance of such Common Stock under such Award. The Committee may grant Dividend Equivalents based on the dividends declared on shares of Common Stock that are subject to any Award (other than an Option or Stock Appreciation Right). Any Award of Dividend Equivalents may be credited as of the dividend payment dates, during the period between the Date of Grant of the Award and the date the Award becomes payable or terminates or expires, as determined by the Committee; however, Dividend Equivalents shall not be payable unless and until the Award becomes payable, and shall be subject to forfeiture to the same extent as the underlying Award. Dividend Equivalents may be subject to any additional limitations and/or restrictions determined by the Committee. Dividend Equivalents shall be payable in cash, Common Stock or converted to full-value Awards, calculated based on such formula, as may be determined by the Committee.

12.    Performance Awards.

(a)    Generally. The Committee shall have the authority, at the time of grant of any Award described in Sections 7 through 10 of the Plan, to designate such Award as a Performance Award. The Committee shall have the authority to make an award of a cash bonus to any Participant and designate such Award as a Performance Award. Unless otherwise determined by the Committee, all Performance Awards shall be evidenced by an Award Agreement.

(b)    Discretion of Committee with Respect to Performance Awards. The Committee shall have the discretion to establish the terms, conditions and restrictions of any Performance Award. With regard to a particular Performance Period, the Committee shall have sole discretion to select the length of such Performance Period, the type(s) of Performance Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goals(s) that is (are) to apply and the Performance Formula.

(c)    Performance Criteria. The Committee may establish Performance Criteria that will be used to establish the Performance Goal(s) for Performance Awards which may be based on the attainment of specific levels of performance of the Company (and/or one or more Affiliates, divisions, business segments or operational units, or any combination of the foregoing) and may include, without limitation, any of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of the Company’s equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total stockholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of new product rollouts; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; (xxxiii) personal targets, goals or completion of projects; and (xxxiv) such other criteria as established by the Committee in its discretion from time to time. Any one or more of the Performance Criteria may be used on an absolute or relative basis to measure the performance of the Company and/or one or more Affiliates as a whole or any business unit(s) of the Company and/or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Criteria may be compared to the performance of a selected group of comparable or peer companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph. Any Performance Criteria that are financial metrics, may be determined in accordance with United States Generally Accepted Accounting Principles (“GAAP”) or may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP.

(d)    Modification of Performance Goal(s). The Committee is authorized at any time to adjust or modify the calculation of a Performance Goal for such Performance Period, based on and in order to appropriately reflect any specified circumstance or event that occurs during a Performance Period, including but not limited to the

Annex D-11

following: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) unusual and/or infrequently occurring items as described in Accounting Principles Board Opinion No. 30 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to stockholders for the applicable year; (vi) acquisitions or divestitures; (vii) discontinued operations; (viii) any other specific unusual or infrequently occurring or non-recurring events, or objectively determinable category thereof; (ix) foreign exchange gains and losses; and (x) a change in the Company’s fiscal year.

(e)    Terms and Condition to Receipt of Payment. Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Award for such Performance Period. Unless otherwise determined by the Committee, a Participant shall be eligible to receive payment in respect of a Performance Award only to the extent that: (i) the Performance Goals for such period are achieved; and (ii) all or some of the portion of such Participant’s Performance Award has been earned for the Performance Period based on the application of the Performance Formula to such achieved Performance Goals. Following the completion of a Performance Period, the Committee shall determine whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate the amount of the Performance Awards earned for the period based upon the Performance Formula. The Committee shall then determine the amount of each Participant’s Performance Award actually payable for the Performance Period.

13.    Changes in Capital Structure and Similar Events. In the event of (a) any dividend (other than ordinary cash dividends) or other distribution (whether in the form of cash, Common Stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, spin-off, split-up, split-off, combination, repurchase or exchange of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire Common Stock or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the Common Stock, or (b) unusual or infrequently occurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee shall make any such adjustments in such manner as it may deem equitable, subject to the requirements of Code Sections 409A, 421, and 422, if applicable, including without limitation any or all of the following:

(a)    adjusting any or all of (i) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under the Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of the Plan) and (ii) the terms of any outstanding Award, including, without limitation, (A) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (B) the Exercise Price or Strike Price with respect to any Award or (C) any applicable performance measures (including, without limitation, Performance Criteria and Performance Goals);

(b)    providing for a substitution or assumption of Awards in a manner that substantially preserves the applicable terms of such Awards;

(c)    accelerating the exercisability or vesting of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event;

(d)    modifying the terms of Awards to add events, conditions or circumstances (including termination of employment within a specified period after a Change in Control) upon which the exercisability or vesting of or lapse of restrictions thereon will accelerate;

(e)    deeming any performance measures (including, without limitation, Performance Criteria and Performance Goals) satisfied at target, maximum or actual performance through closing or such other level determined by the Committee in its sole discretion, or providing for the performance measures to continue (as is or as adjusted by the Committee) after closing;

Annex D-12

(f)    providing that for a period prior to the Change in Control determined by the Committee in its sole discretion, any Options or SARs that would not otherwise become exercisable prior to the Change in Control will be exercisable as to all Common Stock subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the Change in Control and if the Change in Control does not take place after giving such notice for any reason whatsoever, the exercise will be null and void) and that any Options or SARs not exercised prior to the consummation of the Change in Control will terminate and be of no further force and effect as of the consummation of the Change in Control; and

(g)    canceling any one or more outstanding Awards and causing to be paid to the holders thereof, in cash, Common Stock, other securities or other property, or any combination thereof, the value of such Awards, if any, as determined by the Committee (which if applicable may be based upon the price per Common Share received or to be received by other stockholders of the Company in such event), including without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the Common Stock subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR, respectively (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the Fair Market Value of a Common Share subject thereto may be canceled and terminated without any payment or consideration therefor); provided, however, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be final, conclusive and binding for all purposes.

14.    Amendments and Termination.

(a)    Amendment and Termination of the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation system on which the Common Stock may be listed or quoted); provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary.

(b)    Amendment of Award Agreements; Repricing. The Committee may, to the extent consistent with the terms of any applicable Award Agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, unless the Committee determines, in its sole discretion, that the amendment is necessary for the Award to comply with Code Section 409A. In addition, the Committee shall, without the approval of the stockholders of the Company, have the authority to reduce the exercise price per share of outstanding Options or Stock Appreciation Rights or cancel outstanding Options or Stock Appreciation Rights in exchange for cash, other Awards or Options or Stock Appreciation Rights with an exercise price per share that is less than the exercise price per share of the original Options or Stock Appreciation Rights.

15.    General.

(a)    Award Agreements. Each Award under the Plan shall be evidenced by an Award Agreement, which shall be delivered to the Participant (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)) and shall specify the terms and conditions of the Award and any rules applicable thereto, including, without limitation, the effect on such Award of the death, disability or termination of employment or service of a Participant, or of such other events as may be determined by the Committee.

Annex D-13

(b)    Nontransferability.

(i)      Each Award shall be exercisable only by a Participant during the Participant’s lifetime, or, if permissible under Applicable Law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii)     Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award Agreement to preserve the purposes of the Plan, to: (A) any person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and his Immediate Family Members; (C) a partnership or limited liability company whose only partners or stockholders are the Participant and his Immediate Family Members; or (D) any other transferee as may be approved either (I) by the Board or the Committee in its sole discretion, or (II) as provided in the applicable Award Agreement (each transferee described in clauses (A), (B), (C) and (D) above is hereinafter referred to as, a “Permitted Transferee”); provided that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii)    The terms of any Award transferred in accordance with the immediately preceding sentence shall apply to the Permitted Transferee and any reference in the Plan, or in any applicable Award Agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the Common Stock to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award Agreement, that such a registration statement is necessary or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of the termination of the Participant’s employment by, or services to, the Company or an Affiliate under the terms of the Plan and the applicable Award Agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award Agreement.

(c)    Tax Withholding and Deductions.

(i)      A Participant shall be required to pay to the Company or any Affiliate, and the Company or any Affiliate shall have the right and is hereby authorized to deduct and withhold, from any cash, Common Stock, other securities or other property deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, Common Stock, other securities or other property) of any required taxes (up to the maximum statutory rate under Applicable Law as in effect from time to time as determined by the Committee) and deduction in respect of an Award, its grant, vesting or exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such taxes.

(ii)     Without limiting the generality of clause (i) above, the Committee may, in its sole discretion, permit a Participant to satisfy, in whole or in part, the foregoing tax and deduction liability by (A) the delivery of shares of Common Stock (which are not subject to any pledge or other security interest and are Mature Shares, except as otherwise determined by the Committee) owned by the Participant having a Fair Market Value equal to such liability or (B) having the Company withhold from the number of shares of Common Stock otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a Fair Market Value equal to such liability.

Annex D-14

(d)    No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of the Company or an Affiliate, or other person, shall have any Claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. A Participant’s sole remedy for any Claim related to the Plan or any Award shall be against the Company, and no Participant shall have any Claim or right of any nature against any Subsidiary or Affiliate of the Company or any stockholder or existing or former director, officer or employee of the Company or any Subsidiary of the Company. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any Claim under the Plan, unless otherwise expressly provided in the Plan or any Award Agreement. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any Claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under the Plan or any Award Agreement, notwithstanding any provision to the contrary in any written employment contract or other agreement between the Company and its Affiliates and the Participant, whether any such agreement is executed before, on or after the Date of Grant.

(e)    International Participants. With respect to Participants who reside or work outside of the United States of America, the Committee may in its sole discretion amend the terms of the Plan or outstanding Awards with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other and, in furtherance of such purposes the Administrator may make such modifications, amendments, procedures, sub-plans and the like as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company or its Subsidiaries operates or has employees.

(f)    Designation and Change of Beneficiary. Each Participant may file, on forms supplied by the Committee, a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon his death. A Participant may, from time to time, revoke or change his beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his spouse or, if the Participant is unmarried at the time of death, his estate.

(g)    Termination of Employment/Service. Unless determined otherwise by the Committee at any time following such event and subject to Section 15(r) of the Plan: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence nor a transfer from employment or service with the Company to employment or service with an Affiliate (or vice-versa) shall be considered a termination of employment or service with the Company or an Affiliate; and (ii) if a Participant’s employment with the Company and its Affiliates terminates, but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity (or vice-versa), such change in status shall not be considered a termination of employment with the Company or an Affiliate.

(h)    No Rights as a Stockholder. Except as otherwise specifically provided in the Plan or any Award Agreement, no person shall be entitled to the privileges of ownership in respect of Common Stock or other securities that are subject to Awards hereunder until such shares have been issued or delivered to that person.

(i)    Government and Other Regulations.

(i)      The obligation of the Company to settle Awards in Common Stock or other consideration shall be subject to all Applicable Laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Common Stock or other securities pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company

Annex D-15

has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the Common Stock or other securities to be offered or sold under the Plan. The Committee shall have the authority to provide that all certificates for Common Stock or other securities of the Company or any Affiliate delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement, the federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter dealer quotation system upon which such shares or other securities are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that it in its sole discretion deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii)     The Committee may cancel an Award or any portion thereof if the Committee determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of Common Stock from the public markets, the Company’s issuance of Common Stock or other securities to the Participant, the Participant’s acquisition of Common Stock or other securities from the Company and/or the Participant’s sale of Common Stock to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award denominated in Common Stock in accordance with the foregoing, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate Fair Market Value of the Common Stock subject to such Award or portion thereof that is canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or delivered, as applicable), over (B) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of delivery of Common Stock (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof.

(j)    Payments to Persons Other Than Participants. If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior Claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(k)    Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options or other equity-based awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(l)    No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other person or entity, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees or service providers under general law.

Annex D-16

(m)  Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company and its Affiliates and/or any other information furnished in connection with the Plan by any agent of or service provider to the Company or the Committee or the Board, other than himself.

(n)    Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(o)    Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and performed wholly within the State of Delaware, without giving effect to the conflict of laws provisions thereof.

(p)    Severability. If any provision of the Plan or any Award or Award Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the Applicable Laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(q)    Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, amalgamation, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(r)    Code Section 409A.

(i)       Notwithstanding any provision of the Plan to the contrary, all Awards made under the Plan are intended to be exempt from or, in the alternative, comply with Code Section 409A and the authoritative guidance thereunder, including the exceptions for stock rights and short-term deferrals. The Plan shall be construed and interpreted in accordance with such intent. Each payment under an Award shall be treated as a separate payment for purposes of Code Section 409A.

(ii)      If a Participant is a “specified employee” (as such term is defined for purposes of Code Section 409A) at the time of his termination of service, no amount that is nonqualified deferred compensation subject to Code Section 409A and that becomes payable by reason of such termination of service shall be paid to the Participant (or in the event of the Participant’s death, the Participant’s representative or estate) before the earlier of (x) the first business day after the date that is six months following the date of the Participant’s termination of service, and (y) within 30 days following the date of the Participant’s death. For purposes of Code Section 409A, a termination of service shall be deemed to occur only if it is a “separation from service” within the meaning of Code Section 409A, and references in the Plan and any Award Agreement to “termination of service” or similar terms shall mean a “separation from service.” If any Award is or becomes subject to Code Section 409A, unless the applicable Award Agreement provides otherwise, such Award shall be payable upon the Participant’s “separation from service” within the meaning of Code Section 409A. If any Award is or becomes subject to Code Section 409A and if payment of such Award would be accelerated or otherwise triggered under a Change in Control, then the definition of Change in Control shall be deemed modified, only to the extent necessary to avoid the imposition of any additional tax under Code Section 409A, to mean a “change in control event” as such term is defined for purposes of Code Section 409A.

(iii)     Any adjustments made pursuant to Section 13 to Awards that are subject to Code Section 409A shall be made in compliance with the requirements of Code Section 409A, and any adjustments made pursuant to Section 13 to Awards that are not subject to Code Section 409A shall be made in such a manner as to ensure that after such adjustment, the Awards either (x) continue not to be subject to Code Section 409A or (y) comply with the requirements of Code Section 409A.

Annex D-17

(s)    Expenses; Gender; Titles and Headings. The expenses of administering the Plan shall be borne by the Company and its Affiliates. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings shall control.

(t)    Other Agreements. Notwithstanding the above, the Committee may require, as a condition to the grant of and/or the receipt of Common Stock or other securities under an Award, that the Participant execute lock-up, stockholder or other agreements, as it may determine in its sole and absolute discretion.

(u)    Payments. Participants shall be required to pay, to the extent required by Applicable Law, any amounts required to receive Common Stock or other securities under any Award made under the Plan.

(v)    Erroneously Awarded Compensation. All Awards shall be subject (including on a retroactive basis) to (i) any clawback, forfeiture or similar incentive compensation recoupment policy established from time to time by the Company, including, without limitation, any such policy established to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act, (ii) Applicable Law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act), and/or (iii) the rules and regulations of the applicable securities exchange or inter-dealer quotation system on which the Common Stock or other securities are listed or quoted, and such requirements shall be deemed incorporated by reference into all outstanding Award Agreements.

Annex D-18

Annex E

PRESTO TECHNOLOGIES, INC.

2022 EMPLOYEE STOCK PURCHASE PLAN

1.           Establishment of the Plan; Effective Date; Duration.

1.1         Establishment of the Plan; Effective Date. Presto Technologies, Inc., a Delaware corporation (the “Company”), hereby establishes this 2022 Employee Stock Purchase Plan, as amended from time to time (the “Plan”). The Plan shall become effective on the Effective Date. The effectiveness of the Plan shall be subject to approval of the Plan by the stockholders of the Company within twelve months following the date the Plan is first approved by the Board.

1.2         Duration of the Plan. The Plan shall become effective on the Effective Date and, unless terminated earlier pursuant to Section 20.8, shall continue until the tenth anniversary of the Effective Date.

2.           Purpose. The Plan is intended to provide employees of the Company and its Participating Subsidiaries with an opportunity to acquire a proprietary interest in the Company through the purchase of shares of Common Stock. The Company intends that the Plan qualify as an “employee stock purchase plan” under Section 423 of the Code and the Plan shall be interpreted in a manner that is consistent with that intent.

3.           Definitions.

3.1         “Board” or “Board of Directors” means the Board of Directors of the Company, as constituted from time to time.

3.2         “Code” means the U.S. Internal Revenue Code of 1986, as it may be amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.

3.3         “Committee” means the committee appointed by the Board to administer the Plan.

3.4         “Common Stock” means the common stock of the Company, par value $0.0001 per share (and any stock or other securities into which such shares may be converted or into which they may be exchanged).

3.5         “Company” means Presto Technologies, Inc., a Delaware corporation, including any successor thereto.

3.6         “Compensation” means, unless otherwise determined by the Committee, base salary, wages, annual bonuses and commissions paid to an Eligible Employee by the Company or a Participating Subsidiary as compensation for services to the Company or Participating Subsidiary, before deduction for any salary deferral contributions made by the Eligible Employee to any tax-qualified or nonqualified deferred compensation plan, including overtime, vacation pay, holiday pay, jury duty pay and funeral leave pay, but excluding education or tuition reimbursements, imputed income arising under any group insurance or benefit program, travel expenses, business and relocation expenses, and income received in connection with stock options or other equity-based awards.

3.7         “Corporate Transaction” means a merger, consolidation, acquisition of property or stock, separation, reorganization or other corporate event described in Section 424 of the Code.

3.8         “Designated Broker” means the financial services firm or other agent designated by the Company to maintain ESPP Share Accounts on behalf of Participants who have purchased shares of Common Stock under the Plan.

3.9         “Effective Date” means the date on which the transactions contemplated by the Merger Agreement are consummated, provided that the Board has adopted the Plan prior to or on such date, subject to approval of the Plan by the Company’s stockholders.

3.10       “Employee” means any person who renders services to the Company or a Participating Subsidiary as an employee pursuant to an employment relationship with such employer. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on military leave, sick leave

Annex E-1

or other leave of absence approved by the Company or a Participating Subsidiary that meets the requirements of Treasury Regulation Section 1.421-1(h)(2). Where the period of leave exceeds three (3) months, or such other period of time specified in Treasury Regulation Section 1.421-1(h)(2), and the individual’s right to re-employment is not guaranteed by statute or contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three-month period, or such other period specified in Treasury Regulation Section 1.421-1(h)(2).

3.11       “Eligible Employee” means an Employee who is customarily employed for at least twenty (20) hours per week and more than five (5) months in any calendar year. Notwithstanding the foregoing, the Committee may exclude from participation in the Plan or any Offering Employees who are “highly compensated employees” of the Company or a Participating Subsidiary (within the meaning of Section 414(q) of the Code) or a sub-set of such highly compensated employees.

3.12       “Enrollment Form” means an agreement pursuant to which an Eligible Employee may elect to enroll in the Plan, to authorize a new level of payroll deductions, or to stop payroll deductions and withdraw from an Offering Period.

3.13       “ESPP Share Account” means an account into which Common Stock purchased with accumulated payroll deductions at the end of an Offering Period are held on behalf of a Participant.

3.14       “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

3.15       “Fair Market Value” means, as of any date, the value of the shares of Common Stock determined as follows:

(a)         If the Common Stock is listed on any established stock exchange or a national market system, the Fair Market Value shall be the closing price of a share (or if no sales were reported, the closing price on the date immediately preceding such date) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(b)         If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Common Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(c)         In the absence of an established market for the shares, the Fair Market Value shall be determined in good faith by the Committee and such determination shall be conclusive and binding on all persons.

3.16       “Merger Agreement” shall mean that certain Agreement and Plan of Merger, by and among Ventoux CCM Acquisition Corp., Ventoux Merger Sub Inc. and E La Carte, Inc., dated as of November 10, 2021 as amended from time to time.

3.17       “Offering Date” means the first Trading Day of each Offering Period as designated by the Committee.

3.18       “Offering” or “Offering Period” means a period with respect to which the right to purchase Common Stock may be granted under the Plan, as determined by the Committee pursuant to Section 6.

3.19       “Participant” means an Eligible Employee who is actively participating in the Plan.

3.20       “Participating Subsidiaries” means the Subsidiaries that have been designated as eligible to participate in the Plan, and such other Subsidiaries that may be designated by the Committee from time to time in its sole discretion.

3.21       “Plan” means this Presto Technologies, Inc. 2022 Employee Stock Purchase Plan, as set forth herein, and as amended from time to time.

3.22       “Purchase Date” means the last Trading Day of each Offering Period.

Annex E-2

3.23       “Purchase Price” means an amount equal to the lesser of (i) eighty-five percent (85%) (or such greater percentage as designated by the Committee) of the Fair Market Value of a share of Common Stock on the Offering Date or (ii) eighty-five percent (85%) (or such greater percentage as designated by the Committee) of the Fair Market Value of a share of Common Stock on the Purchase Date; provided, that the Purchase Price per share of Common Stock will in no event be less than the par value of the Common Stock.

3.24       “Securities Act” means the Securities Act of 1933, as amended.

3.25       “Subsidiary” means any corporation in which the Company owns, directly or indirectly, stock representing 50% or more of the combined voting power of all classes of stock entitled to vote, and any other business organization, regardless of form, in which the Company possesses, directly or indirectly, 50% or more of the total combined equity interests in such organization. In all cases, the determination of whether an entity is a Subsidiary shall be made in accordance with Section 424(f) of the Code.

3.26       “Trading Day” means any day on which the national stock exchange upon which the Common Stock is listed is open for trading or, if the Common Stock is not listed on an established stock exchange or national market system, a business day, as determined by the Committee in good faith.

4.           Administration. The Plan shall be administered by the Committee which shall have the authority to construe and interpret the Plan, prescribe, amend and rescind rules relating to the Plan’s administration and take any other actions necessary or desirable for the administration of the Plan including, without limitation, adopting rules, sub-plans, and/or procedures relating to the operation and administration of the Plan designed to comply with local laws, regulations or customs or to achieve tax, securities law or other objectives for eligible employees outside of the United States. Any sub-plans applicable to particular Participating Subsidiaries or locations may be designed to be outside the scope of Section 423 of the Code. The Committee may correct any defect or supply any omission or reconcile any inconsistency or ambiguity in the Plan. The decisions of the Committee shall be final and binding on all persons. All expenses of administering the Plan shall be borne by the Company.

5.           Eligibility.

5.1         General. Unless otherwise determined by the Committee in a manner that is consistent with Section 423 of the Code, any individual who is an Eligible Employee as of the first day of the enrollment period designated by the Committee for a particular Offering Period shall be eligible to participate in such Offering Period, subject to the requirements of Section 423 of the Code.

5.2         5% Stockholder. Notwithstanding any provision of the Plan to the contrary, no Eligible Employee shall be granted an option under the Plan if immediately after the grant of the option, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company or hold outstanding options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary.

5.3         $25,000 Limit. Notwithstanding any provision of the Plan to the contrary, no Eligible Employee shall be granted an option under the Plan if such option would permit his or her rights to purchase stock under all employee stock purchase plans (described in Section 423 of the Code) of the Company and its Subsidiaries to accrue at a rate that exceeds $25,000 of the Fair Market Value of such stock (determined at the time the option is granted) for each calendar year in which such option is outstanding at any time. For purposes of this Section, the Fair Market Value shall be determined in each case as of the beginning of the Offering Period in which such Common Stock is purchased.

6.           Offering Periods.

6.1         General. The Plan shall be implemented by a series of Offering Periods, each of which shall be six (6) months in duration, with new Offering Periods commencing on or about January 1 and July 1 of each year (or such other times as determined by the Committee). The Committee shall have the authority to change the duration, frequency, start and end dates of Offering Periods, provided that no Offering Period may exceed twenty-seven (27) months duration.

Annex E-3

6.2         Separate Offerings. The Committee may designate separate Offerings under the Plan (the terms of which need not be identical) in which eligible employees of one or more Participating Corporations will participate, and the provisions of the Plan will separately apply to each such separate Offering even if the dates of the applicable Offering Periods of each such Offering are identical. To the extent permitted by Section 423 of the Code, the terms of each separate Offering under the Plan need not be identical, provided that the rights and privileges established with respect to a particular Offering are applied in an identical manner to all employees of every Participating Corporation whose employees are granted options under that particular offering.

7.           Participation.

7.1         Enrollment; Payroll Deductions. An Eligible Employee may elect to participate in the Plan by properly completing an Enrollment Form, which may be electronic, and submitting it to the Company, in accordance with the enrollment procedures established by the Committee. Participation in the Plan is entirely voluntary. By submitting an Enrollment Form, the Eligible Employee authorizes payroll deductions from his or her pay check in an amount equal to at least 1%, but not more than 15% of his or her Compensation on each pay day occurring during an Offering Period (or such other maximum percentage as the Committee may establish from time to time before an Offering Period begins). Payroll deductions shall commence on the first payroll date following the Offering Date and end on the last payroll date on or before the Purchase Date. The Company shall maintain records of all payroll deductions but shall have no obligation to pay interest on payroll deductions or to hold such amounts in a trust or in any segregated account. Unless expressly permitted by the Committee, a Participant may not make any separate contributions or payments to the Plan.

7.2         Election Changes. During an Offering Period, a Participant may decrease or increase his or her rate of payroll deductions applicable to such Offering Period only once. To make such a change, the Participant must submit a new Enrollment Form authorizing the new rate of payroll deductions at least fifteen (15) days before the Purchase Date. A Participant may decrease or increase his or her rate of payroll deductions for future Offering Periods by submitting a new Enrollment Form authorizing the new rate of payroll deductions at least fifteen days (15) before the start of the next Offering Period.

7.3         Automatic Re-enrollment. The deduction rate selected in the Enrollment Form shall remain in effect for subsequent Offering Periods unless the Participant (a) submits a new Enrollment Form authorizing a new level of payroll deductions in accordance with Section 7.2, (b) withdraws from the Plan in accordance with Section 11, or (c) terminates employment or otherwise becomes ineligible to participate in the Plan.

8.           Grant of Option. On each Offering Date, each Participant in the applicable Offering Period shall be granted an option to purchase, on the Purchase Date, a number of shares of Common Stock determined by dividing the Participant’s accumulated payroll deductions by the applicable Purchase Price; provided, however, that in no event shall any Participant purchase more than 5,000 shares of Common Stock during an Offering Period (subject to adjustment in accordance with Section 19 and the limitations set forth in Section 14 of the Plan).

9.           Exercise of Option/Purchase of Shares. A Participant’s option to purchase shares of Common Stock will be exercised automatically on the Purchase Date of each Offering Period. The Participant’s accumulated payroll deductions will be used to purchase the maximum number of whole shares that can be purchased with the amounts in the Participant’s notional account. No fractional shares may be purchased but notional fractional shares of Common Stock will be allocated to the Participant’s ESPP Share Account to be aggregated with other notional fractional shares of Common Stock on future Purchase Dates, subject to earlier withdrawal by the Participant in accordance with Section 11 or termination of employment in accordance with Section 12.

10.         Transfer of Shares. As soon as reasonably practicable after each Purchase Date, the Company will arrange for the delivery to each Participant of the shares of Common Stock purchased upon exercise of his or her option. The Committee may permit or require that the shares be deposited directly into an ESPP Share Account established in the name of the Participant with a Designated Broker and may require that the shares of Common Stock be retained with such Designated Broker for a specified period of time. Participants will not have any voting, dividend or other rights of a stockholder with respect to the shares of Common Stock subject to any option granted hereunder until such shares have been delivered pursuant to this Section 10.

Annex E-4

11.         Withdrawal.

11.1       Withdrawal Procedure. A Participant may withdraw from an Offering by submitting to the Company a revised Enrollment Form indicating his or her election to withdraw at least fifteen (15) days before the Purchase Date. The accumulated payroll deductions held on behalf of a Participant in his or her notional account (that have not been used to purchase shares of Common Stock) shall be paid to the Participant promptly following receipt of the Participant’s Enrollment Form indicating his or her election to withdraw and the Participant’s option shall be automatically terminated. If a Participant withdraws from an Offering Period, no payroll deductions will be made during any succeeding Offering Period, unless the Participant re-enrolls in accordance with Section 7.1 of the Plan.

11.2       Effect on Succeeding Offering Periods. A Participant’s election to withdraw from an Offering Period will not have any effect upon his or her eligibility to participate in succeeding Offering Periods that commence following the completion of the Offering Period from which the Participant withdraws.

12.         Termination of Employment; Change in Employment Status. Termination of a Participant’s employment for any reason, including retirement, death, disability, or the failure of a Participant to remain an eligible employee of the Company or of a Participating Subsidiary, immediately terminates his or her participation in this Plan (except as required due to local legal requirements outside the United States). In such event, accumulated payroll deductions credited to the Participant’s notional account will be returned to Participant or, in the case of Participant’s death, to Participant’s designated or legal representative (as applicable), without interest (except to the extent required due to local legal requirements outside the United States). For purposes of this Section 12, an employee will not be deemed to have terminated employment or failed to remain in the continuous employ of the Company or of a Participating Subsidiary in the case of sick leave, military leave, or any other leave of absence approved by the Company; provided that such leave is for a period of not more than ninety (90) days or reemployment upon the expiration of such leave is guaranteed by contract or statute. The Company will have sole discretion to determine whether a Participant has terminated employment and the effective date on which the Participant terminated employment, regardless of any notice period or garden leave required under local law.

13.         Interest. No interest shall accrue on or be payable with respect to the payroll deductions of a Participant in the Plan.

14.         Shares Reserved for Plan.

14.1       Number of Shares. A total of [•] shares of Common Stock have been reserved as authorized for the grant of options under the Plan. In addition, on each January 1 of each of 2023 through 2032, the aggregate number of shares of Common Stock reserved for issuance under the Plan shall be increased automatically by the number of shares equal to one percent (1%) of the total number of shares of all classes of Common Stock issued and outstanding on the immediately preceding December 31 (rounded down to the nearest whole share); provided, that the Board or the Committee may in its sole discretion reduce the amount of the increase in any particular year. Subject to Section 19, no more than [•] shares of Common Stock may be issued over the term of this Plan. The number of shares initially reserved for issuance under this Plan and the maximum number of shares that may be issued under this Plan shall be subject to adjustments effected in accordance with Section 19. The shares of Common Stock may be newly issued shares, treasury shares or shares acquired on the open market.

14.2       Over-subscribed Offerings. The number of shares of Common Stock which a Participant may purchase in an Offering under the Plan may be reduced if the Offering is over-subscribed. No option granted under the Plan shall permit a Participant to purchase shares of Common Stock which, if added together with the total number of shares of Common Stock purchased by all other Participants in such Offering would exceed the total number of shares of Common Stock remaining available under the Plan. If the Committee determines that, on a particular Purchase Date, the number of shares of Common Stock with respect to which options are to be exercised exceeds the number of shares of Common Stock then available under the Plan, the Company shall make a pro rata allocation of the shares of Common Stock remaining available for purchase in as uniform a manner as practicable and as the Committee determines to be equitable.

Annex E-5

15.         Transferability. No payroll deductions credited to a Participant, nor any rights with respect to the exercise of an option or any rights to receive Common Stock hereunder may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 18 hereof) by the Participant. Any attempt to assign, transfer, pledge or otherwise dispose of such rights or amounts shall be without effect.

16.         Application of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose to the extent permitted by applicable law, and the Company shall not be required to segregate such payroll deductions or contributions.

17.         Statements. Participants will be provided with statements at least annually which shall set forth the contributions made by the Participant to the Plan, the Purchase Price of any shares of Common Stock purchased with accumulated funds, the number of shares of Common Stock purchased, and any payroll deduction amounts remaining in the Participant’s notional account.

18.         Designation of Beneficiary. A Participant may file, on forms supplied by the Committee, a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive any shares of Common Stock and cash in respect of any fractional shares of Common Stock, if any, from the Participant’s ESPP Share Account under the Plan in the event of such Participant’s death. In addition, a Participant may file a written designation of beneficiary who is to receive any cash withheld through payroll deductions and credited to the Participant’s notional account in the event of the Participant’s death prior to the Purchase Date of an Offering Period. A Participant may, from time to time, revoke or change his beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his spouse or, if the Participant is unmarried at the time of death, his estate.

19.         Adjustments Upon Changes in Capitalization; Dissolution or Liquidation; Corporate Transactions.

19.1       Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Common Stock, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the Company’s structure affecting the Common Stock occurs, then in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, the Committee will, in such manner as it deems equitable, adjust the number of shares and class of Common Stock that may be delivered under the Plan, the Purchase Price per share and the number of shares of Common Stock covered by each outstanding option under the Plan, and the numerical limits of Section 8 and Section 14.

19.2       Dissolution or Liquidation. Unless otherwise determined by the Committee, in the event of a proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a new Purchase Date and the Offering Period will end immediately prior to the proposed dissolution or liquidation. The new Purchase Date will be before the date of the Company’s proposed dissolution or liquidation. Before the new Purchase Date, the Committee will provide each Participant with written notice, which may be electronic, of the new Purchase Date and that the Participant’s option will be exercised automatically on such date, unless before such time, the Participant has withdrawn from the Offering in accordance with Section 11.

19.3       Corporate Transaction. In the event of a Corporate Transaction, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a parent or Subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute the option, the Offering Period with respect to which the option relates will be shortened by setting a new Purchase Date on which the Offering Period will end. The new Purchase Date will occur before the date of the Corporate Transaction. Prior to the new Purchase Date, the Committee will provide each Participant with written notice, which may be electronic, of the new Purchase Date and that the Participant’s option will be exercised automatically on such date, unless before such time, the Participant has withdrawn from the Offering in accordance with Section 11.

Annex E-6

20.         General Provisions.

20.1       Equal Rights and Privileges. Notwithstanding any provision of the Plan to the contrary and in accordance with Section 423 of the Code, all Eligible Employees who are granted options under the Plan shall have the same rights and privileges.

20.2       No Right to Continued Service. Neither the Plan nor any compensation paid hereunder will confer on any Participant the right to continue as an Employee or in any other capacity.

20.3       Rights as Stockholder. A Participant will become a stockholder with respect to the shares of Common Stock that are purchased pursuant to options granted under the Plan when the shares are transferred to the Participant’s ESPP Share Account. A Participant will have no rights as a stockholder with respect to shares of Common Stock for which an election to participate in an Offering Period has been made until such Participant becomes a stockholder as provided above.

20.4       Successors and Assigns. The Plan shall be binding on the Company and its successors and assigns.

20.5       Entire Plan. This Plan constitutes the entire plan with respect to the subject matter hereof and supersedes all prior plans with respect to the subject matter hereof.

20.6       Compliance with Law. The obligations of the Company with respect to payments under the Plan are subject to compliance with all applicable laws and regulations. Common Stock shall not be issued with respect to an option granted under the Plan unless the exercise of such option and the issuance and delivery of the shares of Common Stock pursuant thereto shall comply with all applicable provisions of law, including, without limitation, the Securities Act, the Exchange Act, and the requirements of any stock exchange upon which the shares may then be listed.

20.7       Notice of Disqualifying Dispositions. Each Participant shall give the Company prompt written notice of any disposition or other transfer of shares of Common Stock acquired pursuant to the exercise of an option acquired under the Plan, if such disposition or transfer is made within two years after the Offering Date or within one year after the Purchase Date.

20.8       Amendment or Termination. The Committee may, in its sole discretion, amend, suspend or terminate the Plan at any time and for any reason. If the Plan is terminated, the Committee may elect to terminate all outstanding Offering Periods either immediately or once shares of Common Stock have been purchased on the next Purchase Date (which may, in the discretion of the Committee, be accelerated) or permit Offering Periods to expire in accordance with their terms (and subject to any adjustment in accordance with Section 19). If any Offering Period is terminated before its scheduled expiration, all amounts that have not been used to purchase shares of Common Stock will be returned to Participants (without interest, except as otherwise required by law) as soon as administratively practicable.

20.9       Applicable Law. The laws of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of the Plan, without regard to such state’s conflict of law rules.

20.10     Section 423. The Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. Any provision of the Plan that is inconsistent with Section 423 of the Code shall be reformed to comply with Section 423 of the Code.

20.11     Withholding. To the extent required by applicable Federal, state or local law, a Participant must make arrangements satisfactory to the Company for the payment of any withholding or similar tax obligations that arise in connection with the Plan.

Annex E-7

20.12     Use of Participant Funds. The Company may use all payroll deductions received or held by it under the Plan for any corporate purpose, and the Company will not be required to segregate payroll deductions (except to the extent required due to local legal requirements outside the United States). Until shares are issued, Participants will only have the rights of an unsecured creditor unless otherwise required under local law.

20.13     Severability. If any provision of the Plan shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, and the Plan shall be construed as if such invalid or unenforceable provision were omitted.

20.14     Headings. The headings of sections herein are included solely for convenience and shall not affect the meaning of any of the provisions of the Plan.

Annex E-8

Annex F

Execution Version

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on November 10, 2021, by and between Ventoux CCM Acquisition Corp., a Delaware corporation (the “Company”), and Silver Rock Contingent Credit Fund LP and Silver Rock Tactical Allocation Fund LP (collectively, “Subscriber”).

WHEREAS, concurrently with the execution of this Subscription Agreement, the Company is entering into a definitive agreement with E la Carte, Inc., a Delaware corporation (“Presto”), and the other parties thereto, providing for the combination of the Company and Presto (the “Transaction Agreement” and the transactions contemplated by the Transaction Agreement, the “Transaction”);

WHEREAS, in connection with the Transaction, Subscriber desires to subscribe for and purchase from the Company, immediately prior to the consummation of the Transaction, that principal amount of the Company’s 9.0%/11.0% convertible senior notes due 2026 (the “Notes”) set forth on the signature page hereto (the “Subscribed Notes”) and that number of warrants (the “Warrants”) to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), set forth on the signature page hereto (the “Subscribed Warrants” and, together with the Subscribed Notes, the “Subscribed Securities”) for an aggregate purchase price equal to 100.0% of the principal amount of the Subscribed Notes (the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Subscribed Securities in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company;

WHEREAS, concurrently with the execution of this Subscription Agreement or prior to the closing date of the Transaction (the “Closing Date”), the Company is entering or will enter into subscription agreements (the “Other Subscription Agreements” and together with this Subscription Agreement, the “Subscription Agreements”), with certain other accredited investors (the “Other Subscribers” and together with Subscriber, the “Subscribers”), which are on substantially the same terms as the terms of this Subscription Agreement (other than with respect to (v) the amounts and types of the Company’s securities to be subscribed for and purchased by the Other Subscribers and any terms relating to such other types of the Company’s securities, (w) certain fees payable by Presto, board observer rights and the purchase of Common Stock from the Sponsors (as defined herein) contemplated by Section 1(b) by Silver Rock Contingent Credit Fund LP and Silver Rock Tactical Allocation Fund LP and their affiliates, (x) certain closing conditions in the Other Subscription Agreements relating to the Subscribed Notes, (y) (i) any rights or benefits granted to an Other Subscriber in connection with such Other Subscriber’s compliance with any law, regulation or policy specifically applicable to such Other Subscriber or in connection with the taxable status of an Other Subscriber and (ii) any rights with respect to the confidentiality or disclosure of an Other Subscriber’s identity and (z) certain registration rights), pursuant to which such investors shall agree or have agreed to purchase on the Closing Date, inclusive of the Subscribed Securities, as applicable (i) shares of Common Stock and (ii) Notes and Warrants, for, as of the date hereof, up to $70,000,000 in gross proceeds to the Company (together with the Subscribed Securities, the “Aggregate Subscribed Securities”);

WHEREAS, in connection with the issuance of the Notes on the Closing Date, the Company and U.S. Bank National Association, as trustee (the “Trustee”), will enter into an indenture in respect of the Notes in substantially the form attached hereto as Exhibit A (the “Indenture”); and

WHEREAS, in connection with the issuance of the Subscribed Warrants on the Closing Date, the Company, Continental Stock Transfer & Trust Company, as Warrant Agent, and Subscriber will enter into an amended and restated warrant agreement in respect of the Subscribed Warrants in substantially the form attached hereto as Exhibit B (the “Warrant Agreement”).

Annex F-1

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription; Fee and Share Transfer.

a. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Securities (such subscription and issuance, the “Subscription”).

b. At the Closing, the Company shall pay Silver Rock Contingent Credit Fund LP and Silver Rock Tactical Allocation Fund LP or their designee(s) collectively a one-time fee equal to 2.0% of aggregate principal amount of the Subscribed Notes, and Ventoux Acquisition Holdings LLC, a Delaware limited liability company, and Chardan International Investments, LLC, a Delaware limited liability company (together, the “Sponsors”) shall transfer an aggregate of 300,000 of the shares of Common Stock that are owned by the Sponsors to Silver Rock Contingent Credit Fund LP and Silver Rock Tactical Allocation Fund LP and in consideration for such shares, Silver Rock Contingent Credit Fund LP and Silver Rock Tactical Allocation Fund LP shall pay the Sponsors the purchase price of $0.00595 per share. Each of Silver Rock Contingent Credit Fund LP and Silver Rock Tactical Allocation Fund LP acknowledges that such shares are subject to the terms and conditions set forth in that certain Stock Escrow Agreement, dated as of December 23, 2020, by and among the Company, the Sponsors, certain other initial shareholders listed thereto, and Continental Stock Transfer & Trust Company.

2. Closing.

a. Subject to the terms of this Subscription Agreement, the consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the Closing Date immediately prior to or substantially concurrently with the consummation of the Transaction.

b. At least five (5) Business Days before the anticipated Closing Date, the Company shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Company. No later than two (2) Business Days after receiving the Closing Notice, Subscriber shall deliver to the Company such information as is reasonably requested in the Closing Notice in order for the Company to issue the Subscribed Securities to Subscriber. Subscriber shall deliver to the Company, no later than one (1) Business Day prior to the Closing Date as set forth in the Closing Notice, (a) the Purchase Price for the Subscribed Securities by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice, such funds to be held by the Company in escrow until the Closing and (b) such information as is reasonably requested in the Closing Notice in order for the Company to issue the Subscribed Securities to Subscriber at the Closing.  Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, the Company shall deliver to Subscriber (i) at the Closing, the Subscribed Notes in book entry form, free and clear of any liens or other restrictions (other than those arising under the Indenture, this Subscription Agreement or applicable state or federal securities laws), and (ii) the Warrant Agreement executed by the Company, evidencing the issuance to Subscriber of the Subscribed Warrants on and as of the Closing Date, subject to Subscriber’s execution of such Warrant Agreement. In the event that the consummation of the Transaction does not occur within two (2) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company and Subscriber, the Company shall promptly (but in no event later than one (1) Business Day thereafter) return the funds so delivered by Subscriber to the Company by wire transfer in immediately available funds to the account specified by Subscriber and any book entries shall be deemed cancelled. Subscriber shall not be required to deliver to the Company on more than two (2) occasions, the Purchase Price pursuant to a Closing Notice; provided, however, that if a second Closing Notice is delivered following the return of the delivery of the Purchase Price pursuant to the first Closing Notice, then the Company shall reimburse the Subscriber the lesser of (x) [***] and (y) [***]. Notwithstanding such return or cancellation a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of New York is closed.

Annex F-2

c. The Closing shall be subject to the satisfaction or valid waiver in writing by each of the parties hereto (to the extent a valid waiver is capable of being issued) by the Company, on the one hand, or Subscriber, on the other, of the conditions that, on the Closing Date:

(i) no suspension of the qualification of any of the Subscribed Securities or the Common Stock for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred and the shares of Common Stock underlying the Subscribed Notes and Subscribed Warrants (the “Underlying Shares”) shall have been approved for listing on The Nasdaq Stock Market LLC (“NASDAQ”), subject to official notice of issuance;

(ii) all conditions precedent to the closing of the Transaction set forth in the Transaction Agreement, including the approval of the Company’s stockholders, shall have been satisfied or waived, and the closing of the Transaction shall be scheduled to occur concurrently with or immediately following the Closing; and

(iii) no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby (except in the case of a governmental authority located outside the United States where such judgment, order, law, rule or regulation would not be reasonably expected to have a Company Material Adverse Effect (as defined below)); and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition (except in the case of a governmental authority located outside the United States where such restraint or prohibition would not be reasonably expected to have a Company Material Adverse Effect).

d. The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Company of the additional conditions that, on the Closing Date:

(i) all representations and warranties of Subscriber contained in this Subscription Agreement are true and correct in all material respects (other than (x) those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such date, and (y) representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects) at and as of the Closing Date; and

(ii) Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance or compliance would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Closing.

e. The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver by Subscriber of the additional conditions that, on the Closing Date:

(i) all representations and warranties of the Company contained in this Subscription Agreement are true and correct in all material respects (other than (x) those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such date, and (y) representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects) at and as of the Closing Date;

(ii) the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

(iii) there shall have been no amendment, waiver or modification to the Transaction Agreement that materially and adversely affects the Company or the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement without having received Subscriber’s prior written consent;

(iv) the Company shall not have entered into any Other Subscription Agreement relating to Notes with a lower purchase price per $1,000 principal amount of the Subscribed Notes or other terms (economic or otherwise) more favorable to such Other Subscriber than as set forth in this Subscription Agreement, other than

Annex F-3

with respect to (a) the amounts and types of the Company’s securities to be subscribed for and purchased by the Other Subscribers, (b) certain fees payable by Presto and the purchase of Common Stock from the Sponsors (as defined herein) contemplated by Section 1(b) by Silver Rock Contingent Credit Fund LP and Silver Rock Tactical Allocation Fund LP and their affiliates, (c) certain closing conditions in the Other Subscription Agreements relating to the Subscribed Notes, (d) (i) any rights or benefits granted to an Other Subscriber in connection with such Other Subscriber’s compliance with any law, regulation or policy specifically applicable to such Other Subscriber or in connection with the taxable status of an Other Subscriber and (ii) any rights with respect to the confidentiality or disclosure of an Other Subscriber’s identity and (e) certain registration rights;

(v) there has not occurred a Company Material Adverse Effect;

(vi) the Company’s financial statements for the year ended June 30, 2021 shall have been audited and accompanied by a report and opinion of a registered public accounting firm prepared in accordance with audit standards of the Public Company Accounting Oversight Board;

(vii) provided the Transaction is consummated, the Company shall have paid all reasonable and documented out-of-pocket legal, accounting and diligence fees and expenses of Subscriber incurred in connection with this Subscription Agreement, the Indenture and the other documents relating thereto, including the reasonable and documented fees and expenses of Milbank LLP, as counsel to Subscriber, such fees and expenses not to exceed [***] in the aggregate, to the extent invoiced at least one (1) Business Day prior to the Closing Date;

(viii) provided the Transaction is consummated, the Company shall have paid a one-time fee to Subscriber equal to 2.0% of the aggregate principal amount of the Subscribed Notes, and the Sponsors shall have transferred an aggregate of 300,000 of the shares of Common Stock that are owned by the Sponsors to Subscriber;

(ix) there shall be no Default or Event of Default (each as defined in the Indenture) under the Indenture as of the Closing Date on a pro forma basis after giving effect to the Transaction;

(x) the Company shall not have received any consideration from any Other Subscriber that is not otherwise contemplated in such Other Subscription Agreement as in effect as of the date hereof in order to, directly or indirectly, induce the Company or any Subsidiary (i) to treat such Other Subscriber in a manner that is more favorable than the Subscriber, or (ii) to treat the Subscriber in a manner that is less favorable than any Other Subscriber; provided, however, that the determination of whether the Subscriber has been treated more or less favorably than any Other Subscriber shall disregard any other securities (other than the Subscribed Notes) of the Company purchased by the Subscriber or Other Subscriber, respectively;

(xi) if the gross proceeds of the Notes are equal to or greater than $70.0 million on the Closing Date, the Company shall have applied $15,000,000 of the Purchase Price substantially concurrently with the Closing to repay the existing senior secured debt of Company under the Venture Loan and Security Agreement, dated as of March 5, 2021, by and between Horizon Technology Finance Corporation, as lender and collateral agent, and Presto, as borrower (“Horizon Credit Facility”);

(xii) if the gross proceeds of the issuance of Common Stock pursuant to the Other Subscription Agreements is less than $35 million on the Closing Date, the Indenture shall have reflected an increase of 1.5% in both the cash and PIK interest rates; and

(xiii) the Company and Subscriber shall have entered into the Confidentiality Agreement.

f. Prior to or at the Closing, Subscriber shall deliver to the Company a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

g. For the avoidance of doubt, the Closing shall not be subject to Company’s consummation of the transactions pursuant to the Other Subscription Agreements.

3. Company Representations and Warranties. The Company represents and warrants to Subscriber and the Placement Agents (as defined below) that:

a. The Company (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation; (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into, deliver and perform its obligations under this Subscription

Annex F-4

Agreement; and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company and its subsidiaries, taken together as a whole (on a consolidated basis), that, individually or in the aggregate, (A) would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken together as a whole (on a consolidated basis) or (B) would prevent, materially delay or materially impede the performance by the Company or its subsidiaries of their respective obligations under this Subscription Agreement, including the sale of the Subscribed Securities, the Transaction Agreement or the consummation of the Transaction.

b. As of the Closing Date, the Subscribed Notes and Subscribed Warrants will be duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued and will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except that the enforcement thereof may be subject to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by equitable principles relating to enforceability (collectively, the “Enforceability Exceptions”), and will not have been issued in violation of any preemptive rights created under the Company’s organizational documents or the laws of the State of Delaware.

c. The Underlying Shares have been duly authorized and, when issued and delivered to Subscriber upon conversion of the Subscribed Notes or Subscribed Warrants, will be validly issued, fully paid and nonassessable and will not have been issued in violation of any preemptive rights created under the Company’s organizational documents or the laws of the State of Delaware.

d. This Subscription Agreement has been duly authorized, executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except that the enforcement thereof may be subject to the Enforceability Exceptions.

e. The Indenture has been duly authorized by the Company and, when duly authorized, executed and delivered by the Trustee, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except that the enforcement thereof may be subject to the Enforceability Exceptions.

f. The execution and delivery of this Subscription Agreement, the issuance and sale of the Subscribed Securities, the issuance and delivery of the Underlying Shares in accordance with the terms of the Indenture and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject; (ii) the organizational documents of the Company; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect or have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Securities.

g. The Subscribed Securities are not, and following the Closing, will not be, subject to any Transfer Restriction. The term “Transfer Restriction” means any condition to or restriction on the ability of the undersigned to pledge, sell, assign or otherwise transfer the Subscribed Securities under any organizational document, policy or agreement of, by or with the Company, but excluding the restrictions on transfer described in the Indenture, the Warrant Agreement, the Registration Rights Agreement and Section 4(e) of this Subscription Agreement with respect to the status of the Subscribed Securities as “restricted securities” pending their registration for resale under the Securities Act of 1933, as amended (the “Securities Act”) in accordance with the terms of this Subscription Agreement.

Annex F-5

h. Assuming the accuracy of the representations and warranties of Subscriber, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the Nasdaq Stock Market) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Securities), other than (i) filings required by applicable state securities laws, (ii) the filing of the registration statement pursuant to Section 5 below, (iii) the filing of a Notice of Exempt Offering of Securities on Form D with the United States Securities and Exchange Commission (“Commission”) under Regulation D of the Securities Act, if applicable; (iv) those required by the Nasdaq Stock Market, including with respect to obtaining shareholder approval, (v) those required to consummate the Transaction as provided under the Transaction Agreement, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, (vii) such as have been or will have been obtained, made or given on or prior to the Closing Date, and (viii) those the failure of which to obtain would not be reasonably likely to have a Company Material Adverse Effect or have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Securities.

i. As of their respective dates, all reports required to be filed by the Company with the Commission (the “SEC Reports”) complied in all material respects with the requirements of the Securities Act and the Securities Exchange Act of 1934, and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. The description of the business and financial information of Presto set forth in the presentation dated November 2021 (the “Investor Presentation”) made available to the undersigned prior to the execution of this Subscription Agreement, and as amended through the Closing Date, shall be consistent in all material respects with the description of the business and financial information of Presto described or included in the proxy statement of the Company filed in connection with the approval of the Transaction by the stockholders of the Company. Notwithstanding the foregoing, with respect to the proxy statement/prospectus to be filed by the Issuer with respect to the Transactions or any other information relating to the Transactions or to Target or any of its affiliates included in any SEC Report or filed as an exhibit thereto, the representation and warranty in this sentence is made to the Company’s knowledge.

j. As of the date hereof and as of immediately prior to the Closing, the authorized share capital of the Company consists of 50,000,000 shares of Common stock and 1,000,000 preferred shares, par value $0.0001 per share (“Preferred Shares”). As of the Closing Date (and immediately after the consummation of the Transaction), the authorized share capital of the Company will consist of 180,000,000 shares of Common Stock and 1,500,000 Preferred Shares. As of the date hereof and as of immediately prior to the Closing: (i) 17,250,000 shares of Common Stock (excluding shares held by the Sponsors (the “Founder Shares”)), 4,312,500 Founder Shares and no Preferred Shares were issued and outstanding; (ii) 17,250,000 public warrants, each exercisable to purchase one-half of one share of Common Stock at $11.50 per full share and 6,675,000 private placement warrants, (including 600,000 private placement warrants that will be cancelled at the Closing Date) each exercisable to purchase one share of Common Stock at $11.50 per full share (together “Warrants”), were issued and outstanding; (iii) 17,250,000 rights, each right entitling the holder to receive one-twentieth of one share of common stock upon the consummation of the Transaction; and (iv) no Common Stock was subject to issuance upon exercise of outstanding options. As of the date hereof, the Company has no outstanding long-term indebtedness for borrowed money that is or would be required to be recognized as a long-term liability in accordance with generally accepted accounting principles (other than fees payable under the business combination marketing agreement entered into in connection with its initial public offering and/or warrant liability accounting treatment of the Company’s private placement warrants and/or public warrants) and will not have any long-term indebtedness for borrowed money that is or would be required to be recognized as a long-term liability in accordance with generally accepted accounting principles immediately prior to and as of the Closing (other than indebtedness owed to the Sponsors or their affiliates for the purpose of funding working capital or extending the term to complete the Business Combination from 15 months to 18 months,

Annex F-6

indebtedness under the Horizon Credit Facility to the extent outstanding borrowings thereunder are not repaid with the proceeds of the Notes, certain financing arrangements in connection with the purchase of inventory, sale of receivables and purchase and leasing of equipment, a loan from the Small Business Administration pursuant to the Paycheck Protection Program and warrant liability accounting treatment of the Company’s private placement warrants and/or public warrants) and all outstanding convertible promissory notes heretofore issued by Presto will have been converted into Common Stock pursuant to the terms of the Transaction Agreement as of the Closing. Immediately following the Closing, 3,169,438 Founder Shares (which may increase to 4,312,500 Shares subject to the number of shares of Common Stock redeemed as further described in the Transaction Agreement) and 6,675,000 private placement warrants (including 600,000 private placement warrants that will be cancelled at the Closing Date) will be fully vested, and up to 559,313 Founder Shares (which may decrease to 0 Shares subject to the number of shares of Common Stock redeemed as further described in the Transaction Agreement) are subject to vesting and shall be vested in the event the post-trading price of the Company’s Common Stock closes at or above $12.50 for 40 of 60 trading days. No Warrants are exercisable on or prior to the Closing. All (i) issued and outstanding Common Stock has been duly authorized and validly issued, is fully paid and non-assessable and is not subject to preemptive rights and (ii) outstanding Warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive rights. As of the date hereof, except as set forth above and pursuant to (i) this Agreement, (ii) the Other Subscription Agreements, (iii) the Transaction Agreement, (iv) any agreement(s) that the Company may enter into with third parties for the purpose of recapturing or reducing the shares of Common Stock redeemed by public shareholders, (such agreement(s), the “Forward Purchase Agreement”), there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Common Stock or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. As of the date hereof, the Company has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any Equity Interests, other than (A) the letter agreements entered into by the Company in connection with the Company’s initial public offering on December 30, 2020 pursuant to which the Company’s sponsor and the Company’s executive officers and independent directors agreed to vote in favor of any proposed Business Combination (as defined therein), which includes the Transaction, (B) as contemplated by the Transaction Agreement and (C) the Forward Purchase Agreement. There are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Subscribed Securities or (ii) the securities to be issued pursuant to any Other Subscription Agreement. Subscriber understands and acknowledges the Sponsors may from time to time enter into various agreements relating to the transfer of the Founder Shares and private placement warrants in furtherance of the Transaction, and that such agreements shall not be in violation of this Subscription Agreement so long as the aggregate number of outstanding Founder Shares or private placement warrants do not increase, the Sponsors shall promptly notify Subscriber if the aggregate number of Founder Shares or private placement warrants decrease as a result of such agreements.

k. Except for such matters as have not had and would not be reasonably likely to have a Company Material Adverse Effect or have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Securities, as of the date hereof, there is no (i) suit, action, investigation, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or any of its directors or officers in their capacities as such or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company or any of its directors or officers in their capacities as such.

l. The issued and outstanding shares of Common Stock are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are listed for trading on the Nasdaq Stock Market under the symbol “VTAQ.” There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the Nasdaq Stock Market or the Commission with respect to any intention by such entity to deregister the shares of Common Stock or prohibit or terminate the listing of the shares of Common Stock on the Nasdaq Stock Market. The Company has taken no action that is designed to terminate the registration of the shares of Common Stock under the Exchange Act. The Company will file a listing application with NASDAQ for the Underlying Shares and such application has been, or prior to Closing will be, approved by NASDAQ.

Annex F-7

m. Upon consummation of the Transaction, the issued and outstanding shares of Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Nasdaq Stock Market.

n. Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Subscribed Securities by the Company to Subscriber.

o. Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Securities.

p. Except for each of William Blair & Company, L.L.C. (“William Blair”), Truist Securities, Inc. (“Truist”) and Chardan Capital Markets, LLC (“Chardan” and together with William Blair and Truist, the “Placement Agents” and each a “Placement Agent”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Securities to Subscriber.

q. Except for such matters as have not had and would not be reasonably likely to have a Company Material Adverse Effect or have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Securities, the Company is, and has been since its inception, in compliance with all laws applicable to the conduct of the business of the Company. The Company has not received any written, or to its knowledge, other communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such noncompliance, default or violation would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

r. The Company has not in the past nor will it hereafter take any action to sell, offer for sale or solicit offers to buy any securities of the Company that could result in the initial sale of the Subscribed Securities not being exempt from the registration requirements of Section 5 of the Securities Act.

s. The Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which would have a material adverse effect, and to the Company’s knowledge, the Company is not in default in any material respect under any of such franchises, permits, licenses or other authority.

t. There is no action, suit, proceeding or investigation pending or, to the Company’s knowledge, currently threatened in writing against the Company that questions the validity of this Agreement or the right of the Company to enter into this Agreement, or to consummate the transactions contemplated thereby, or that might result, if determined adversely to the Company, in a material adverse effect, or in any material change in the current equity ownership of the Company.

u. To the Company’s knowledge, the Company owns or possesses sufficient legal rights to all (a) patents, patent applications and inventions; (b) trademarks, service marks, trade names, trade dress, logos, domain names or corporate names and registrations and applications for registration thereof, together with all of the goodwill associated therewith; (c) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registrations thereof; (d) computer software, data, and databases and documentation thereof; (e) trade secrets and other confidential information; and (f) licenses, information and proprietary rights and processes necessary for its business as now conducted. The Company has not received any written communications alleging that the Company has violated or, by conducting its business as proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity.

v. The Company has not entered into any subscription agreement, side letter or similar agreement with any investor in connection with such investor’s direct or indirect investment in the Company other than (i) the Transaction Agreement, (ii) any agreement or arrangement contemplated by the Transaction Agreement, which for the avoidance of doubt, includes the Forward Purchase Agreement, (iii) as disclosed in the Company’s filings with the Commission and (iv) the Other Subscription Agreements. The Other Subscription Agreements reflect terms with respect to the purchase of the Notes that are no more favorable to such subscriber thereunder than the terms

Annex F-8

of this Subscription Agreement other than such Other Subscription Agreements containing any of the following: (v) the amounts and types of the Company’s securities to be subscribed for and purchased by the Other Subscribers, (w) certain fees payable by Presto, certain board observer rights and the purchase of Common Stock from the Sponsors (as defined herein) contemplated by Section 1(b) by Silver Rock Contingent Credit Fund LP and Silver Rock Tactical Allocation Fund LP and their affiliates, (x) certain closing conditions in the Other Subscription Agreements relating to the Subscribed Notes, (y) (i) any rights or benefits granted to an Other Subscriber in connection with such Other Subscriber’s compliance with any law, regulation or policy specifically applicable to such Other Subscriber or in connection with the taxable status of an Other Subscriber and (ii) any rights with respect to the confidentiality or disclosure of an Other Subscriber’s identity and (z) certain registration rights.

w. The Company will use commercially reasonable efforts to make the Subscribed Notes DTC-eligible and delivered in book-entry form pursuant to the DWAC procedures of The Depository Trust Company (“DTC”), which will act as the securities depository for the Notes, free and clear of any liens or other restrictions (other than those arising under the Indenture, this Subscription Agreement or applicable state or federal securities laws), in the name of a custodian designated by Subscriber (which custodian shall have properly posted such DWAC for release by the Trustee through the facilities of DTC).

4. Subscriber Representations and Warranties. Subscriber represents and warrants to the Company that:

a. Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.

b. This Subscription Agreement has been duly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

c. The execution and delivery of this Subscription Agreement, the purchase of the Subscribed Securities and the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Securities.

d. Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) under the Securities Act) satisfying the applicable requirements set forth on Annex A; (ii) is acquiring the Subscribed Securities only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Securities as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) under the Securities Act) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Securities and is an “institutional account” as defined by FINRA Rule 4512(e).

Annex F-9

e. Subscriber understands that the Subscribed Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Securities have not been registered under the Securities Act. Subscriber understands that the Subscribed Securities may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, or (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (ii), in accordance with any applicable securities laws of the applicable states and other jurisdictions of the United States, and as a result of these transfer restrictions, Subscriber may not be able to readily resell the Subscribed Securities and the Underlying Shares and may be required to bear the financial risk of an investment in the Subscribed Securities for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Securities will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year from the Closing Date. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Securities and the Underlying Shares.

f.   Each book entry for the Subscribed Securities shall contain a notation, and each certificate (if any) evidencing the Subscribed Securities shall be stamped or otherwise imprinted with a legend, in substantially the following form:

THIS SECURITY AND THE COMMON STOCK, IF ANY, ISSUABLE UPON CONVERSION OR EXERCISE OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

(1) REPRESENTS THAT EITHER (A) IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (as defined in Rule 144A under the Securities Act) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT OR (B) IT IS AN institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) under the Securities Act) AND (2) AGREES FOR THE BENEFIT OF (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT AND IS EFFECTIVE AT THE TIME OF SUCH TRANSFER, OR

(C) TO A PERSON THAT YOU REASONABLY BELIEVE TO BE A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR

(D) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(D) ABOVE, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

g. Subscriber understands and agrees that Subscriber is purchasing the Subscribed Securities directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by

Annex F-10

the Company, any other party to the Transaction or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Subscription Agreement. Subscriber acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

h. Subscriber agrees that none of the Placement Agents, nor any of their respective affiliates or any of their or their respective affiliates’ control persons, officers, directors or employees, shall be liable to Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscribed Securities. On behalf of itself and its affiliates, Subscriber releases each of the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to this Subscription Agreement or the transactions contemplated hereby.

i. In making its decision to purchase the Subscribed Securities, Subscriber has relied solely upon independent investigation made by Subscriber and upon the representations, warranties and covenants set forth herein. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Securities, including with respect to the Company and the Transaction (including Presto and their respective subsidiaries (collectively, the “Acquired Companies”)). Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such undersigned’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Securities. Subscriber acknowledges and agrees that none of the Placement Agents, nor any respective affiliates of the Placement Agents have provided Subscriber with any information or advice with respect to the Subscribed Securities nor is such information or advice necessary or desired. None of the Placement Agents nor any of their respective affiliates have made or make any representation as to the Company or the Acquired Companies or the quality or value of the Subscribed Securities and the Placement Agents and any of their respective affiliates may have acquired non-public information with respect to the Company or the Acquired Companies which Subscriber agrees need not be provided to it. In connection with the issuance of the Subscribed Securities to Subscriber, none of the Placement Agents nor any of their respective affiliates have acted as a financial advisor or fiduciary to Subscriber. Each of the Placement Agents is acting solely as placement agent to the Company and is not acting as an underwriter or in any other capacity or as a fiduciary for the Company or any other person or entity in connection with the Transaction and none of the Placement Agents or any of their respective affiliates has prepared any disclosure or offering document in connection with the offer and sale of the Subscribed Securities. Subscriber acknowledges that the Placement Agents and their respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company or the Subscribed Securities or the accuracy, completeness or adequacy of any information supplied to Subscriber by the Company.

j. Subscriber acknowledges and agrees that (i) the Placement Agents have not made and will not make any representation or warranty, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the Transactions, and (ii) the Placement Agents will have no responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the Transactions or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (B) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or the Transactions.

k. Subscriber became aware of this offering of the Subscribed Securities solely by means of direct contact between Subscriber and the Company or by means of contact from the Placement Agent and the Subscribed Securities were offered to Subscriber solely by direct contact between Subscriber and the Company. Subscriber did not become aware of this offering of the Subscribed Securities, nor were the Subscribed Securities offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Securities (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

Annex F-11

l. Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Securities and the Underlying Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Securities and the Underlying Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.

m. Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Securities and the Underlying Shares and determined that the Subscribed Securities and the Underlying Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

n. Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Securities or the Underlying Shares or made any findings or determination as to the fairness of this investment.

o. Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program; (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515; or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Securities were legally derived.

p. As of the date hereof, and during the 30-day period immediately prior to the date hereof Subscriber has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of the Company. Notwithstanding the foregoing, in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Securities covered by this Agreement.

q. If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Internal Revenue Code of 1986, as amended, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that neither the Company, nor any of its respective affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscribed Securities, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Securities and the Underlying Shares and none of the acquisition, holding and/or transfer or disposition of the Subscribed Securities and the Underlying Shares will result in a non-exempt prohibited Transactions under ERISA or Section 4975 of the Code or any similar law or regulation.

r. Subscriber at the Closing will have sufficient funds to pay the Purchase Price pursuant to Section 2(a).

Annex F-12

s. Subscriber agrees that, notwithstanding Section 8(i), the Placement Agent may rely upon the representations and warranties made by Subscriber to the Company in this Subscription Agreement.

5. Registration of Subscribed Securities. On the Closing Date, the Company and Subscriber shall execute the registration rights agreement, in substantially the form attached as Exhibit C to the Transaction Agreement (the “Registration Rights Agreement”), pursuant to which the Company shall agree to register the resale of the (i) the Subscribed Notes, (ii) shares of Common Stock issuable upon (x) conversion of the Subscribed Notes and (y) exercise of the Subscribed Warrants and (iii) the Warrants in accordance with the terms provided therein. Upon execution and delivery of the Registration Rights Agreement by the Subscriber, Subscriber and each permitted transferee of a Subscribed Security that receives Subscribed Securities in compliance with the restrictions on transfer contained in and pursuant to the Registration Right Agreement shall have the rights of a “Holder” therein, and all of the Subscribed Securities shall constitute “Registrable Securities” under the Registration Rights Agreement.

6. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms; (b) upon the mutual written agreement of the Company and Subscriber to terminate this Subscription Agreement; (c) if, on the Closing Date of the Transaction, any of the conditions to Closing set forth in Section 2 of this Subscription Agreement have not been satisfied as of the time required hereunder to be so satisfied or waived (to the extent a valid waiver is capable of being issued) by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated; or (d) the “Termination Date” as defined in the Transaction Agreement (as such Termination Date may be amended or extended from time to time) (the “Termination Date”); provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall notify Subscriber of the termination of the Transaction Agreement promptly after the termination thereof.

7. Trust Account Waiver. Subscriber hereby acknowledges that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (i) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to this Subscription Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”); (ii) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Company; and (iii) will not seek recourse against the Trust Account for any reason whatsoever; provided however, that nothing in this Section 7 shall be deemed to limit (x) any Subscriber’s right to distributions from the Trust Account in accordance with the Company’s amended and restated certificate of incorporation in respect of any redemptions by Subscriber of its shares of public Common Stock of the Company acquired by any means other than pursuant to this Subscription Agreement or (y) any Subscriber’s recourse against assets held outside of the Trust Account or held by the post-Closing combined entity. Each Subscriber acknowledges and agrees that it shall not have any redemption rights with respect to the Subscribed Securities pursuant to the Company’s organizational documents in connection with the Transaction or any other business combination, any subsequent liquidation of the Trust Account, the Company or otherwise, except as set forth in the Indenture.

8. Miscellaneous.

a. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient; (ii) when sent by electronic mail, on the date of transmission to such recipient; provided, that such notice, request, demand, claim or other communication is also sent to the recipient pursuant to clauses (i), (iii) or (iv) of this Section 8(a); (iii) one Business Day after being sent to the recipient by reputable

Annex F-13

overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 8(a).

b. Subscriber acknowledges that the Company and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. The Company acknowledges that Subscriber and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, the Company agrees to promptly notify Subscriber if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company set forth herein are no longer accurate in all material respects.

c. Each of the Company and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

d. The Company shall be solely responsible for and shall bear all of costs and expenses incurred by or on behalf of the Company in connection with this Subscription Agreement. If the Transaction is consummated, the Company shall reimburse Subscriber on the Closing Date for all reasonable and documented out-of-pocket legal, accounting and diligence fees and expenses of Subscriber incurred in connection with this Subscription Agreement, the Indenture and the other documents relating thereto, including the reasonable and documented fees and expenses of Milbank LLP, as counsel to Subscriber, such fees and expenses not to exceed [***] in the aggregate, to the extent invoiced at least one (1) Business Day prior to the Closing Date. This Section 8(e) shall survive the termination of this Subscription Agreement. Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Securities acquired hereunder, if any) may be transferred or assigned.

e. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder solely in connection with the consummation of the Transaction and exclusively to another entity under the control of, or under common control with, the Company). Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Subscriber) or, with the Company’s prior written consent, to another person, provided that no such assignment shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company has given its prior written consent to such relief.

f. All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

g. The Company may request from Subscriber such additional information as the Company may deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Securities, and Subscriber shall provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures.

h. This Subscription Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought; provided, that, this Subscription Agreement may be amended, modified, waived or terminated with the written consent of the Company and Subscribers then holding a majority of the Aggregate Subscribed Securities then committed to be purchased at the Closing by (or, if after the Closing, then held by) all Subscribers (the “Required Subscribers”). Upon the effectuation of such waiver, modification, amendment or termination with the consent of the Required Subscribers in conformance with this Section 8(h), such amendment, modification, waiver or termination shall be binding on all Subscribers and effective as to all of the Subscription Agreements. The Company shall promptly give written notice thereof to Subscriber if Subscriber has not previously consented to such amendment, modification, waiver or termination in writing; provided that the failure to give such notice shall not affect the validity of such amendment, modification, waiver or termination. Notwithstanding anything to the contrary

Annex F-14

herein, (i) no amendment, modification or waiver shall be effective against any Subscriber unless such amendment, modification or waiver applies to all Subscribers equally; (ii) any amendment, modification or waiver that has a disproportionate effect on a Subscriber (considered apart from any disproportionate effect owing to the number of Subscribed Securities held by such Subscriber), shall require the consent of such Subscriber; (iii) any amendment to Section 2(e)(vii) and (viii), Section 3(h), Section 5, or Section 6 (to amend the definition of Termination Date) or this Section 8(h) of this Subscription Agreement; and (iv) any amendment, modification or other change that alters the Purchase Price, or the number of Subscribed Securities shall require the consent of the undersigned Subscriber.

i. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

j. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

k. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

l. This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

m. This Subscription Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person; provided, however, that the Placement Agent shall be an intended third-party beneficiary of the representations and warranties of the Company in Section 3 hereof and of Subscriber in Section 4 hereof.

n. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

o. This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

p. EACH PARTY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

Annex F-15

q. The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware or, in the event each federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware) (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this subscription agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 8(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

r. This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Subscription Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

s. The Company shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated hereby (and by the Other Subscription Agreements entered into as of the date hereof), the Transaction and any other material, nonpublic information that the Company has provided to Subscriber at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, Subscriber shall not be in possession of any material, non-public information received from the Company or any of its officers, directors or employees or the Placement Agent. Notwithstanding the foregoing, the Company shall not publicly disclose the name of Subscriber or any affiliate or investment adviser of Subscriber, or include the name of Subscriber or any affiliate or investment adviser of Subscriber in any press release or in any filing with the Commission or any regulatory agency or trading market, without the prior written consent (including by e-mail) of Subscriber, except as required by the federal securities laws, rules or regulations and to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under Nasdaq Stock Market regulations, in which case the Company shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure.

t. The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Securities pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and other investors are in any way

Annex F-16

acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Securities or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

u. Following the Closing Date, Company shall hold regular quarterly conference calls to discuss the company’s financial results during the previous quarter.

v. Following the Closing Date, for so long as the Subscriber holds no less than 50.0% of the Subscribed Notes (or shares issued in conversion thereof) purchased on the Closing Date, the Subscriber shall be entitled to designate one natural person from time to time to serve as an observer of the board of directors of the Company (the “Board”) (a “Board Observer”). Each of the Company and Subscriber shall take commercially reasonable efforts to negotiate in good faith a customary non-disclosure agreement between the Company and the Subscriber in a customary form provided by the Company and to be agreed between the parties including a “cleansing protocol” (the “Confidentiality Agreement”). Subject to entry into the Confidentiality Agreement, the Board Observer may attend and participate in any meeting of the Board or any committee thereof as a non-voting observer. The Board Observer shall not (i) be deemed to be a member of the Board, (ii) have the right to vote on any matter presented to the Board or committee thereof, (iii) be considered or required for purposes of establishing quorum, and (iv) have the right to propose or offer any motions or resolutions to the Board. The Board Observer shall, subject to execution of the Confidentiality Agreement, have the right to (i) receive the same materials distributed to the Board and any committee thereof, (ii) receive notice of all meetings of the Board and any committee thereof and (iii) otherwise fully participate in meetings and discussions of the Board and any committee thereof (whether in person or by telephone), except for the right to vote; provided, however, the Board Observer shall adhere and be subject to, and act consistently with, the policies of the Board. Notwithstanding the foregoing, Subscriber agrees that the Board Observer may be excluded from access to any material or meeting or portion thereof if the Board or committee of the Board determines in good faith that (A) such exclusion is reasonably necessary to preserve the attorney-client privilege between the Company or its subsidiaries and counsel, or any privilege under any common interest or joint defense doctrine, (B) such materials or discussion relates to items in which Subscriber or its Affiliates have a conflict of interest or otherwise relate to any potential transactions (including but not limited to transactions relating to the convertible notes or common stock issuable upon conversion) between or among the Company or its Affiliates and such persons, or (C) such exclusion is necessary to avoid disclosure that is restricted by any agreement to which the Company or its Affiliates is a party or otherwise bound and (iii) nothing herein shall prevent the Board or any committee of the Board from taking any action by written consent; provided, however, that the Company shall provide notice to the Board Observer of (a) any meeting of the Board or any committee thereof from which the Board Observer was excluded and (b) any action taken by written consent of the Board or any committee of the Board within 24 hours after such meet has been held or such action has been taken.

[Signature pages follow.]

Annex F-17

IN WITNESS WHEREOF, each of the Company and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

VENTOUX CCM ACQUISITION CORP.
By:	/s/ Edward Scheetz
Name: Edward Scheetz
Title: Chairman and Chief Executive Officer
Address for Notices:
1 East Putnam Avenue, Floor 4
Greenwich, CT

[Signature Page to Ventoux CCM Acquisition Corp Subscription Agreement]

Annex F-18

SUBSCRIBER:

Silver Rock Contingent Credit Fund LP

By:	Silver Rock Financial LP, its investment adviser

By:	/s/ Patrick Hunnius
Name:	Patrick Hunnius
Title:	General Counsel and CCO

Address for Notices:

[***]

Name in which shares are to be registered:

Silver Rock Contingent Credit Fund LP

Aggregate Principal Amount of Subscribed Notes subscribed for:	$	[***]

Aggregate Number of Subscribed Warrants subscribed for:		[***]

Aggregate Number of shares of Common Stock from Sponsors to be transferred:		[***]

Aggregate Purchase Price:	$	[***]

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account of the Company specified by the Company in the Closing Notice.

Annex F-19

SUBSCRIBER:
Silver Rock Tactical Allocation Fund LP
By:	Silver Rock Financial LP, its investment adviser
By:	/s/ Patrick Hunnius
Name:	Patrick Hunnius
Title:	General Counsel and CCO
Address for Notices:
[***]
Name in which shares are to be registered:
Silver Rock Tactical Allocation Fund LP

Aggregate Principal Amount of Subscribed Notes subscribed for:	$	[***]

Aggregate Number of Subscribed Warrants subscribed for:		[***]

Aggregate Number of shares of Common Stock from Sponsors to be transferred:		[***]

Aggregate Purchase Price:	$	[***]

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account of the Company specified by the Company in the Closing Notice.

Annex F-20

ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex A should be completed and signed by Subscriber
and constitutes a part of the Subscription Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)
☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).
B.	ACCREDITED INVESTOR STATUS (Please check the box)
☐

Subscriber is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

C.	AFFILIATE STATUS (Please check the applicable box)

SUBSCRIBER:

☐	is:
☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐	Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;
☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

☐

Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐	Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;
☐

Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

Annex F-21

☐	Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000;
☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in § 230.506(b)(2)(ii);

☐	Any entity in which all of the equity owners are accredited investors;
☐	Any entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;
☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status;

☐

Any natural person who is a “knowledgeable employee,” as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such Act;

☐

Any ‘‘family office,’’ as defined in rule 202(a)(11)(G)–1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)–1): (i) With assets under management in excess of $5,000,000, (ii) That is not formed for the specific purpose of acquiring the securities offered, and (iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

☐

Any ‘‘family client,’’ as defined in rule 202(a)(11)(G)–1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)–1)), of a family office meeting the requirements in paragraph (a)(12) of this section 501(a) and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (a)(12)(iii).

[Specify which tests:]

SUBSCRIBER:
Print Name:

By:
Name:
Title:

Annex F-22

Exhibit A

Form of Indenture

[Attached]

Annex F-23

Exhibit B

Form of Amended and Restated Warrant Agreement

[Attached]

Annex F-24

Annex G

FORM OF SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on November 10, 2021, by and between Ventoux CCM Acquisition Corp., a Delaware corporation (the “Company”), and the undersigned subscriber (“Subscriber”).

WHEREAS, concurrently with the execution of this Subscription Agreement, the Company is entering into a definitive agreement with E la Carte, Inc., a Delaware corporation (“Presto”), and the other parties thereto, providing for the combination of the Company and Presto (the “Transaction Agreement” and the transactions contemplated by the Transaction Agreement, the “Transaction”);

WHEREAS, in connection with the Transaction, Subscriber desires to subscribe for and purchase from the Company, immediately prior to the consummation of the Transaction, that number of shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), set forth on the signature page hereto (the “Subscribed Shares”) for a purchase price of $10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company; and

WHEREAS, concurrently with the execution of this Subscription Agreement or prior to the closing date of the Transaction (the “Closing Date”), the Company is entering or will enter into subscription agreements (the “Other Subscription Agreements” and together with this Subscription Agreement, the “Subscription Agreements”) with certain other accredited investors (the “Other Subscribers” and together with Subscriber, the “Subscribers”), which are on substantially the same terms as the terms of this Subscription Agreement (other than with respect to (v) the amounts and types of the Company’s securities to be subscribed for and purchased by the Other Subscribers, (w) certain fees payable by Presto, certain board observer rights granted, and the purchase of Common Stock from the Sponsors (as defined herein) by Silver Rock Contingent Credit Fund LP and Silver Rock Tactical Allocation Fund LP and their affiliates, (x) certain closing conditions in the Other Subscription Agreements relating to the Notes (as defined below), (y) (i) any rights or benefits granted to an Other Subscriber in connection with such Other Subscriber’s compliance with any law, regulation or policy specifically applicable to such Other Subscriber or in connection with the taxable status of an Other Subscriber and (ii) any rights with respect to the confidentiality or disclosure of an Other Subscriber’s identity and (z) certain registration rights), pursuant to which such investors shall agree or have agreed to purchase on the Closing Date, inclusive of the Subscribed Shares, as applicable (i) shares of Common Stock, at the Per Share Price and (ii) the Company’s 9.0%/11.0% convertible senior notes due 2026 (the “Notes”) and related warrants (the “Warrants”) to purchase shares of Common Stock, for, as of the date hereof, up to $70,000,000 in gross proceeds to the Company (together with the Subscribed Shares, the “Aggregate Subscribed Securities”);

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”).

2. Closing.

a. Subject to the terms of this Subscription Agreement, the consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the Closing Date immediately prior to or substantially concurrently with the consummation of the Transaction.

b. At least five (5) Business Days before the anticipated Closing Date, the Company shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Company. No later than two (2) Business Days after receiving the Closing Notice, Subscriber shall deliver to the Company such information as is reasonably requested in the Closing Notice in order for the Company to issue the Subscribed Shares to Subscriber. Subscriber shall deliver to the Company, no later than one (1) Business Day prior to the Closing Date as set forth in the Closing Notice,

Annex G-1

(a) the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice, such funds to be held by the Company in escrow until the Closing and (b) such information as is reasonably requested in the Closing Notice in order for the Company to issue the Subscribed Shares to Subscriber at the Closing. Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, the Company shall deliver to Subscriber (i) at the Closing, the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable state or federal securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable, and (ii) written notice from the Company or its transfer agent evidencing the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. In the event that the consummation of the Transaction does not occur within two (2) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company and Subscriber, the Company shall promptly (but in no event later than one (1) Business Day thereafter) return the funds so delivered by Subscriber to the Company by wire transfer in immediately available funds to the account specified by Subscriber and any book entries shall be deemed cancelled. Subscriber shall not be required to deliver to the Company on more than two (2) occasions, the Purchase Price pursuant to a Closing Notice. Notwithstanding such return or cancellation a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of New York is closed.

c. The Closing shall be subject to the satisfaction or valid waiver in writing by each of the parties hereto (to the extent a valid waiver is capable of being issued) by the Company, on the one hand, or Subscriber, on the other, of the conditions that, on the Closing Date:

(i) no suspension of the qualification of the Common Stock for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred and the Subscribed Shares shall have been approved for listing on The Nasdaq Stock Market LLC (“NASDAQ”), subject to official notice of issuance;

(ii) all conditions precedent to the closing of the Transaction set forth in the Transaction Agreement, including the approval of the Company’s stockholders, shall have been satisfied or waived, and the closing of the Transaction shall be scheduled to occur concurrently with or immediately following the Closing; and

(iii) no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby (except in the case of a governmental authority located outside the United States where such judgment, order, law, rule or regulation would not be reasonably expected to have a Company Material Adverse Effect (as defined below)); and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition (except in the case of a governmental authority located outside the United States where such restraint or prohibition would not be reasonably expected to have a Company Material Adverse Effect).

d. The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Company of the additional conditions that, on the Closing Date:

(i) all representations and warranties of Subscriber contained in this Subscription Agreement are true and correct in all material respects (other than (x) those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such date, and (y) representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects) at and as of the Closing Date; and

(ii) Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance or compliance would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Closing.

Annex G-2

e. The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver by Subscriber of the additional conditions that, on the Closing Date:

(i) all representations and warranties of the Company contained in this Subscription Agreement are true and correct in all material respects (other than (x) those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such date, and (y) representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects) at and as of the Closing Date;

(ii) the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

(iii) there shall have been no amendment, waiver or modification to the Transaction Agreement that materially and adversely affects the Company or the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement without having received Subscriber’s prior written consent;

(iv) the Company shall not have entered into any Other Subscription Agreement relating to Common Stock with a lower Per Share Price or other terms (economic or otherwise) more favorable to such Other Subscriber than as set forth in this Subscription Agreement, other than with respect to (a) the amounts and types of the Company’s securities to be subscribed for and purchased by the Other Subscribers, (b) certain fees payable by Presto, certain board observer rights granted, and the purchase of Common Stock from Ventoux Acquisition Holdings LLC, a Delaware limited liability company, and Chardan International Investments, LLC, a Delaware limited liability company (together, the “Sponsors”) by Silver Rock Contingent Credit Fund LP and Silver Rock Tactical Allocation Fund LP and their affiliates, (c) certain closing conditions in the Other Subscription Agreements relating to the Notes, (d) (i) any rights or benefits granted to an Other Subscriber in connection with such Other Subscriber’s compliance with any law, regulation or policy specifically applicable to such Other Subscriber or in connection with the taxable status of an Other Subscriber and (ii) any rights with respect to the confidentiality or disclosure of an Other Subscriber’s identity and (e) certain registration rights;

(v) there has not occurred a Company Material Adverse Effect;

(vi) the Company’s financial statements for the year ended June 30, 2021 shall have been audited and accompanied by a report and opinion of a registered public accounting firm prepared in accordance with audit standards of the Public Company Accounting Oversight Board; and

(vii) the Company shall not have received any consideration from any Other Subscriber that is not otherwise contemplated in such Other Subscription Agreement as in effect as of the date hereof in order to, directly or indirectly, induce the Company or any Subsidiary (i) to treat such Other Subscriber in a manner that is more favorable than the Subscriber, or (ii) to treat the Subscriber in a manner that is less favorable than any Other Subscriber; provided, however, that the determination of whether the Subscriber has been treated more or less favorably than any Other Subscriber shall disregard any other securities (other than the Subscribed Shares) of the Company purchased by the Subscriber or Other Subscriber, respectively.

f. Prior to or at the Closing, Subscriber shall deliver to the Company a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

g. For the avoidance of doubt, the Closing shall not be subject to Company’s consummation of the transactions pursuant to the Other Subscription Agreements.

3. Company Representations and Warranties. The Company represents and warrants to Subscriber and the Placement Agents (as defined below) that:

a. The Company (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation; (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into, deliver and perform its obligations under this Subscription Agreement; and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its

Annex G-3

business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company and its subsidiaries, taken together as a whole (on a consolidated basis), that, individually or in the aggregate, (A) would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken together as a whole (on a consolidated basis) or (B) would prevent, materially delay or materially impede the performance by the Company or its subsidiaries of their respective obligations under this Subscription Agreement, including the sale of the Subscribed Shares, the Transaction Agreement or the consummation of the Transaction.

b. As of the Closing Date, the Subscribed Shares will be duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued and will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except that the enforcement thereof may be subject to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by equitable principles relating to enforceability (collectively, the “Enforceability Exceptions”), and will not have been issued in violation of any preemptive rights created under the Company’s organizational documents or the laws of the State of Delaware.

c. This Subscription Agreement has been duly authorized, executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except that the enforcement thereof may be subject to the Enforceability Exceptions.

d. The execution and delivery of this Subscription Agreement, the issuance and sale of the Subscribed Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject; (ii) the organizational documents of the Company; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect or have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares.

e. The Subscribed Shares are not, and following the Closing, will not be, subject to any Transfer Restriction. The term “Transfer Restriction” means any condition to or restriction on the ability of the undersigned to pledge, sell, assign or otherwise transfer the Subscribed Shares under any organizational document, policy or agreement of, by or with the Company, but excluding the restrictions on transfer described in Section 4(e) of this Subscription Agreement with respect to the status of the Subscribed Shares as “restricted securities” pending their registration for resale under the Securities Act of 1933, as amended (the “Securities Act”) in accordance with the terms of this Subscription Agreement.

f. Assuming the accuracy of the representations and warranties of Subscriber, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the Nasdaq Stock Market) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable state securities laws; (ii) the filing of the Registration Statement pursuant to Section 5 below; (iii) the filing of a Notice of Exempt Offering of Securities on Form D with the United States Securities and Exchange Commission (“Commission”) under Regulation D of the Securities Act, if applicable; (iv) those required by the Nasdaq Stock Market, including with respect to obtaining shareholder approval; (v) those required to consummate the Transaction as provided under the Transaction Agreement; (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable; (vii) such as have been or will have been obtained, made or given on or prior to the Closing Date, and (viii) the failure of which to obtain would not be

Annex G-4

reasonably likely to have a Company Material Adverse Effect or have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares.

g. As of their respective dates, all reports required to be filed by the Company with the Commission (the “SEC Reports”) complied in all material respects with the requirements of the Securities Act and the Securities Exchange Act of 1934, and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. The description of the business and financial information of Presto set forth in the presentation dated November 2021 (the “Investor Presentation”) made available to the undersigned prior to the execution of this Subscription Agreement, and as amended through the Closing Date, shall be consistent in all material respects with the description of the business and financial information of Presto described or included in the proxy statement of the Company filed in connection with the approval of the Transaction by the stockholders of the Company. Notwithstanding the foregoing, with respect to the proxy statement/prospectus to be filed by the Issuer with respect to the Transactions or any other information relating to the Transactions or to Target or any of its affiliates included in any SEC Report or filed as an exhibit thereto, the representation and warranty in this sentence is made to the Company’s knowledge.

h. As of the date hereof and as of immediately prior to the Closing, the authorized share capital of the Company consists of 50,000,000 shares of Common stock and 1,000,000 preferred shares, par value $0.0001 per share (“Preferred Shares”). As of the Closing Date (and immediately after the consummation of the Transaction), the authorized share capital of the Company will consist of 180,000,000 shares of Common Stock and 1,500,000 Preferred Shares. As of the date hereof and as of immediately prior to the Closing: (i) 17,250,000 shares of Common Stock (excluding shares held by the Sponsors (the “Founder Shares”)), 4,312,500 Founder Shares and no Preferred Shares were issued and outstanding; (ii) 17,250,000 public warrants, each exercisable to purchase one-half of one share of Common Stock at $11.50 per full share and 6,675,000 private placement warrants, (including 600,000 private placement warrants that will be cancelled at the Closing Date) each exercisable to purchase one share of Common Stock at $11.50 per full share (together “Warrants”), were issued and outstanding; (iii) 17,250,000 rights, each right entitling the holder to receive one-twentieth of one share of common stock upon the consummation of the Transaction; and (iv) no Common Stock was subject to issuance upon exercise of outstanding options. As of the date hereof, the Company has no outstanding long-term indebtedness for borrowed money that is or would be required to be recognized as a long-term liability in accordance with generally accepted accounting principles (other than fees payable under the business combination marketing agreement entered into in connection with its initial public offering and/or warrant liability accounting treatment of the Company’s private placement warrants and/or public warrants) and will not have any long-term indebtedness for borrowed money that is or would be required to be recognized as a long-term liability in accordance with generally accepted accounting principles immediately prior to and as of the Closing (other than indebtedness owed to the Sponsors or their affiliates for the purpose of funding working capital or extending the term to complete the Business Combination from 15 months to 18 months, under the Horizon Credit Facility to the extent outstanding borrowings thereunder are not repaid with the proceeds of the Notes, certain financing arrangements in connection with the purchase of inventory, sale of receivables and purchase and leasing of equipment, a loan from the Small Business Administration pursuant to the Paycheck Protection Program and warrant liability accounting treatment of the Company’s private placement warrants and/or public warrants) and all outstanding convertible promissory notes heretofore issued by Presto will have been converted into Common Stock pursuant to the terms of the Transaction Agreement as of the Closing. Immediately following the Closing, 3,169,438 Founder Shares (which may increase to 4,312,500 Shares subject to the number of shares of Common Stock redeemed as further described in the Transaction Agreement) and 6,675,000 private placement warrants (including 600,000 private placement warrants that will be cancelled at the Closing Date) will be fully vested, and up to 559,313 Founder Shares (which may decrease to 0 Shares subject to the number of shares of Common Stock redeemed as further described in the Transaction Agreement) are subject to vesting and shall be

Annex G-5

vested in the event the post-trading price of the Company’s Common Stock closes at or above $12.50 for 40 of 60 trading days. No Warrants are exercisable on or prior to the Closing. All (i) issued and outstanding Common Stock has been duly authorized and validly issued, is fully paid and non-assessable and is not subject to preemptive rights and (ii) outstanding Warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive rights. As of the date hereof, except as set forth above and pursuant to (i) this Agreement, (ii) the Other Subscription Agreements, (iii) the Transaction Agreement, or (iv) any agreement(s) that the Company may enter into with third parties for the purpose of recapturing or reducing the shares of Common Stock redeemed by public shareholders, (such agreement(s), the “Forward Purchase Agreement”), there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Common Stock or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. As of the date hereof, the Company has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any Equity Interests, other than (A) the letter agreements entered into by the Company in connection with the Company’s initial public offering on December 30, 2020 pursuant to which the Company’s sponsor and the Company’s executive officers and independent directors agreed to vote in favor of any proposed Business Combination (as defined therein), which includes the Transaction, (B) as contemplated by the Transaction Agreement and (C) the Forward Purchase Agreement. There are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Subscribed Shares or (ii) the securities to be issued pursuant to any Other Subscription Agreement. Subscriber understands and acknowledges the Sponsors may from time to time enter into various agreements relating to the transfer of the Founder Shares and private placement warrants in furtherance of the Transaction, and that such agreements shall not be in violation of this Subscription Agreement so long as the aggregate number of outstanding Founder Shares or private placement warrants do not increase, the Sponsors shall promptly notify Subscriber if the aggregate number of Founder Shares or private placement warrants decrease as a result of such agreements.

i. Except for such matters as have not had and would not be reasonably likely to have a Company Material Adverse Effect or have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares, as of the date hereof, there is no (i) suit, action, investigation, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or any of its directors or officers in their capacities as such or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company or any of its directors or officers in their capacities as such.

j. The issued and outstanding shares of Common Stock are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are listed for trading on the Nasdaq Stock Market under the symbol “VTAQ.” There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the Nasdaq Stock Market or the Commission with respect to any intention by such entity to deregister the shares of Common Stock or prohibit or terminate the listing of the shares of Common Stock on the Nasdaq Stock Market. The Company has taken no action that is designed to terminate the registration of the shares of Common Stock under the Exchange Act. The Company will file a listing application with NASDAQ for the Underlying Shares and such application has been, or prior to Closing will be, approved by NASDAQ.

k. Upon consummation of the Transaction, the issued and outstanding shares of Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Nasdaq Stock Market.

l. Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Subscribed Shares by the Company to Subscriber.

m. Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares.

Annex G-6

n. Except for each of William Blair & Company, L.L.C. (“William Blair”), Truist Securities, Inc. (“Truist”) and Chardan Capital Markets, LLC (“Chardan” and together with William Blair and Truist, the “Placement Agents” and each a “Placement Agent”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.

o. Except for such matters as have not had and would not be reasonably likely to have a Company Material Adverse Effect or have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares, the Company is, and has been since its inception, in compliance with all laws applicable to the conduct of the business of the Company. The Company has not received any written, or to its knowledge, other communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such noncompliance, default or violation would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

p. The Company has not in the past nor will it hereafter take any action to sell, offer for sale or solicit offers to buy any securities of the Company that could result in the initial sale of the Subscribed Shares not being exempt from the registration requirements of Section 5 of the Securities Act.

q. The Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which would have a material adverse effect, and to the Company’s knowledge, the Company is not in default in any material respect under any of such franchises, permits, licenses or other authority.

r. There is no action, suit, proceeding or investigation pending or, to the Company’s knowledge, currently threatened in writing against the Company that questions the validity of this Agreement or the right of the Company to enter into this Agreement, or to consummate the transactions contemplated thereby, or that might result, if determined adversely to the Company, in a material adverse effect, or in any material change in the current equity ownership of the Company.

s. To the Company’s knowledge, the Company owns or possesses sufficient legal rights to all (a) patents, patent applications and inventions; (b) trademarks, service marks, trade names, trade dress, logos, domain names or corporate names and registrations and applications for registration thereof, together with all of the goodwill associated therewith; (c) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registrations thereof; (d) computer software, data, and databases and documentation thereof; (e) trade secrets and other confidential information; and (f) licenses, information and proprietary rights and processes necessary for its business as now conducted. The Company has not received any written communications alleging that the Company has violated or, by conducting its business as proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity.

t. The Company has not entered into any subscription agreement, side letter or similar agreement with any investor in connection with such investor’s direct or indirect investment in the Company other than (i) the Transaction Agreement, (ii) any agreement or arrangement contemplated by the Transaction Agreement, which for the avoidance of doubt, includes the Forward Purchase Agreement, (iii) as disclosed in the Company’s filings with the Commission and (iv) the Other Subscription Agreements. The Other Subscription Agreements reflect terms with respect to the purchase of the Notes that are no more favorable to such subscriber thereunder than the terms of this Subscription Agreement other than such Other Subscription Agreements containing any of the following: (v) the amounts and types of the Company’s securities to be subscribed for and purchased by the Other Subscribers, (w) certain fees payable by Presto, certain board observer rights and the purchase of Common Stock from the Sponsors (as defined herein) by Silver Rock Contingent Credit Fund LP and Silver Rock Tactical Allocation Fund LP and their affiliates, (x) certain closing conditions in the Other Subscription Agreements relating to the Notes, (y) (i) any rights or benefits granted to an Other Subscriber in connection with such Other Subscriber’s compliance with any law, regulation or policy specifically applicable to such Other Subscriber or in connection with the taxable status of an Other Subscriber and (ii) any rights with respect to the confidentiality or disclosure of an Other Subscriber’s identity and (z) certain registration rights.

Annex G-7

4. Subscriber Representations and Warranties. Subscriber represents and warrants to the Company that:

a. Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.

b. This Subscription Agreement has been duly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

c. The execution and delivery of this Subscription Agreement, the purchase of the Subscribed Shares and the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.

d. Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) under the Securities Act) satisfying the applicable requirements set forth on Annex A; (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) under the Securities Act) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares and is an “institutional account” as defined by FINRA Rule 4512(e).

e. Subscriber understands that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act. Subscriber understands that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, or (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (ii), in accordance with any applicable securities laws of the applicable states and other jurisdictions of the United States, and as a result of these transfer restrictions, Subscriber may not be able to readily resell the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year from the Closing Date. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

Annex G-8

f. Each book entry for the Subscribed Shares shall contain a notation, and each certificate (if any) evidencing the Subscribed Shares shall be stamped or otherwise imprinted with a legend, in substantially the following form:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

(1) REPRESENTS THAT EITHER (A) IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (as defined in Rule 144A under the Securities Act) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT OR (B) IT IS AN institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) under the Securities Act) AND (2) AGREES FOR THE BENEFIT OF (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION

THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT AND IS EFFECTIVE AT THE TIME OF SUCH TRANSFER, OR

(C) TO A PERSON THAT YOU REASONABLY BELIEVE TO BE A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR

(D) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(D) ABOVE, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

g. Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, any other party to the Transaction or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Subscription Agreement. Subscriber acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

h. Subscriber agrees that none of the Placement Agents, nor any of their respective affiliates or any of their or their respective affiliates’ control persons, officers, directors or employees, shall be liable to Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscribed Shares. On behalf of itself and its affiliates, Subscriber releases each of the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to this Subscription Agreement or the transactions contemplated hereby.

Annex G-9

i. In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber and upon the representations, warranties and covenants set forth herein. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company and the Transaction (including Presto and their respective subsidiaries (collectively, the “Acquired Companies”)). Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such undersigned’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Subscriber acknowledges and agrees that none of the Placement Agents, nor any respective affiliates of the Placement Agents have provided Subscriber with any information or advice with respect to the Subscribed Shares nor is such information or advice necessary or desired. None of the Placement Agents nor any of their respective affiliates have made or make any representation as to the Company or the Acquired Companies or the quality or value of the Subscribed Shares and the Placement Agents and any of their respective affiliates may have acquired non-public information with respect to the Company or the Acquired Companies which Subscriber agrees need not be provided to it. In connection with the issuance of the Subscribed Shares to Subscriber, none of the Placement Agents nor any of their respective affiliates have acted as a financial advisor or fiduciary to Subscriber. Each of the Placement Agents is acting solely as placement agent to the Company and is not acting as an underwriter or in any other capacity or as a fiduciary for the Company or any other person or entity in connection with the Transaction and none of the Placement Agents or any of their respective affiliates has prepared any disclosure or offering document in connection with the offer and sale of the Subscribed Shares. Subscriber acknowledges that the Placement Agents and their respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company or the Subscribed Shares or the accuracy, completeness or adequacy of any information supplied to Subscriber by the Company.

j. Subscriber acknowledges and agrees that (i) the Placement Agents have not made and will not make any representation or warranty, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the Transactions, and (ii) the Placement Agents will have no responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the Transactions or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (B) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or the Transactions.

k. Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company or by means of contact from the Placement Agent and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

l. Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.

m. Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

n. Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

Annex G-10

o. Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program; (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515; or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares were legally derived.

p. As of the date hereof, and during the 30-day period immediately prior to the date hereof Subscriber has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of the Company. Notwithstanding the foregoing, in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Agreement.

q. If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Internal Revenue Code of 1986, as amended, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that neither the Company, nor any of its respective affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and none of the acquisition, holding and/or transfer or disposition of the Subscribed Shares will result in a non-exempt prohibited Transactions under ERISA or Section 4975 of the Code or any similar law or regulation.

r. Subscriber at the Closing will have sufficient funds to pay the Purchase Price pursuant to Section 2(a).

s. Subscriber agrees that, notwithstanding Section 8(i), the Placement Agent may rely upon the representations and warranties made by Subscriber to the Company in this Subscription Agreement.

5. Registration of Subscribed Shares.

a. The Company agrees that, within thirty (30) days after the Closing Date, the Company will file with the SEC (at the Company’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares (the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective upon the Closing, but no later than sixty (60) calendar days following the Closing Date (the “Effectiveness Deadline”), provided, that the Effectiveness Deadline shall be extended to ninety (90) calendar days after the Closing Date if the Registration Statement is reviewed by, and receives comments from, the SEC. The Company will provide a draft of the Registration Statement to the undersigned for review at least two (2) business days in advance of filing the Registration Statement. In no event

Annex G-11

shall the undersigned be identified as a statutory underwriter in the Registration Statement unless requested by the SEC. Notwithstanding the foregoing, if the SEC prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Subscribed Shares which is equal to the maximum number of Subscribed Shares as is permitted by the SEC. In such event, the number of Subscribed Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders. The Company agrees that the Company will cause such Registration Statement to remain effective until the earlier of (i) two years from the issuance of the Subscribed Shares, (ii) the date on which all of the Subscribed Shares shall have been sold, or (iii) on the first date on which the undersigned can sell all of its Subscribed Shares (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold. For as long as the Registration Statement shall remain effective pursuant to the immediately preceding sentence, the Company will use its reasonable best efforts to file all reports, and will provide all customary and reasonable cooperation, necessary to enable the undersigned to resell the Subscribed Shares pursuant to the Registration Statement or Rule 144 of the Securities Act, as applicable, qualify the Subscribed Shares for listing on the applicable stock exchange, update or amend the Registration Statement as necessary to include the Subscribed Shares and provide customary notice to holders of Subscribed Shares. The undersigned agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), of Subscribed Shares to the Company (or its successor) upon request to assist the Company in making the determination described above. The Company’s obligations to include the Subscribed Shares in the Registration Statement are contingent upon the undersigned furnishing in writing to the Company such information regarding the undersigned, the securities of the Company held by the undersigned and the intended method of disposition of the Subscribed Shares as shall be reasonably requested by the Company to effect the registration of the Subscribed Shares, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Subscribed Shares. The Company may delay filing or suspend the use of any such registration statement if it determines that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if such filing or use could materially affect a bona fide business or financing transaction of the Company or would require premature disclosure of information that could materially adversely affect the Company (each such circumstance, a “Suspension Event”); provided, that, (i) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than sixty (60) consecutive days or more than two (2) times in any three hundred sixty (360) day period and (ii) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by the undersigned of such securities as soon as practicable thereafter. Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company) of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the undersigned agrees that (i) it will immediately discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the undersigned receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law or subpoena. If so directed by the Company, the undersigned will deliver to the Company or, in the undersigned’s sole discretion, destroy all copies of the prospectus covering the Subscribed Shares in the undersigned’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (i) to the extent the undersigned is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

Annex G-12

b. The Company shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless the undersigned (to the extent a seller under the Registration Statement), the officers, directors, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of the undersigned, each person who controls the undersigned (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and the officers, directors, partners, members, managers, stockholders, agents, affiliates, employees and investment advisers of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”) that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained (or incorporated by reference) in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 5, except to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding the undersigned furnished in writing to the Company by the undersigned expressly for use therein. The Company shall notify the undersigned promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 5 of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Subscribed Shares by the undersigned. Notwithstanding the forgoing, the Company’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed), nor shall the Company be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in connection with any failure of such person to deliver or cause to be delivered a Prospectus made available by the Company in a timely manner or (B) in connection with any offers or sales effected by or on behalf of the undersigned in violation of this Agreement.

c. The undersigned shall, severally and not jointly with any other subscriber in the Offering, indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding the undersigned furnished in writing to the Company by the undersigned expressly for use therein. In no event shall the liability of the undersigned be greater in amount than the dollar amount of the net proceeds received by the undersigned upon the sale of the Subscribed Shares giving rise to such indemnification obligation. Notwithstanding the forgoing, the undersigned’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the undersigned (which consent shall not be unreasonably withheld or delayed).

6. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms; (b) upon the mutual written agreement of the Company and Subscriber to terminate this Subscription Agreement; (c) if, on the Closing Date of the Transaction, any of the conditions to Closing set forth in Section 2 of this Subscription Agreement have not been satisfied as of the time required hereunder to be so satisfied or waived (to the extent a valid waiver is capable of being issued) by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated; or (d) the “Termination Date” as defined in the Transaction Agreement (as such Termination Date may be amended or extended from time to time) (the “Termination Date”); provided, that nothing herein will relieve

Annex G-13

any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall notify Subscriber of the termination of the Transaction Agreement promptly after the termination thereof.

7. Trust Account Waiver. Subscriber hereby acknowledges that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (i) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to this Subscription Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”); (ii) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Company; and (iii) will not seek recourse against the Trust Account for any reason whatsoever; provided however, that nothing in this Section 7 shall be deemed to limit (x) any Subscriber’s right to distributions from the Trust Account in accordance with the Company’s amended and restated certificate of incorporation in respect of any redemptions by Subscriber of its shares of public Common Stock of the Company acquired by any means other than pursuant to this Subscription Agreement or (y) any Subscriber’s recourse against assets held outside of the Trust Account or held by the post-Closing combined entity. Subscriber acknowledges and agrees that it shall not have any redemption rights with respect to the Subscribed Shares pursuant to the Company’s organizational documents in connection with the Transaction or any other business combination, any subsequent liquidation of the Trust Account, the Company or otherwise.

8. Miscellaneous.

a. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient; (ii) when sent by electronic mail, on the date of transmission to such recipient; provided, that such notice, request, demand, claim or other communication is also sent to the recipient pursuant to clauses (i), (iii) or (iv) of this Section 8(a); (iii) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 8(a).

b. Subscriber acknowledges that the Company and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. The Company acknowledges that Subscriber and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, the Company agrees to promptly notify Subscriber if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company set forth herein are no longer accurate in all material respects.

c. Each of the Company and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

d. Subscriber shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

Annex G-14

e. Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder, if any) may be transferred or assigned. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder solely in connection with the consummation of the Transaction and exclusively to another entity under the control of, or under common control with, the Company). Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Subscriber) or, with the Company’s prior written consent, to another person, provided that no such assignment shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company has given its prior written consent to such relief.

f. All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

g. The Company may request from Subscriber such additional information as the Company may deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares, and Subscriber shall provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures.

h. This Subscription Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought; provided, that, this Subscription Agreement may be amended, modified, waived or terminated with the written consent of the Company and Subscribers then holding a majority of the Aggregate Subscribed Securities then committed to be purchased at the Closing by (or, if after the Closing, then held by) all Subscribers (the “Required Subscribers”). Upon the effectuation of such waiver, modification, amendment or termination with the consent of the Required Subscribers in conformance with this Section 8(h), such amendment, modification, waiver or termination shall be binding on all Subscribers and effective as to all of the Subscription Agreements. The Company shall promptly give written notice thereof to Subscriber if Subscriber has not previously consented to such amendment, modification, waiver or termination in writing; provided that the failure to give such notice shall not affect the validity of such amendment, modification, waiver or termination. Notwithstanding anything to the contrary herein, (i) no amendment, modification or waiver shall be effective against any Subscriber unless such amendment, modification or waiver applies to all Subscribers equally; (ii) any amendment, modification or waiver that has a disproportionate effect on a Subscriber (considered apart from any disproportionate effect owing to the number of Subscribed Shares held by such Subscriber), shall require the consent of such Subscriber; (iii) any amendment to Section 3(j), Section 5, or Section 6 (to amend the definition of Termination Date) or this Section 8(h) of this Subscription Agreement; and (iv) any amendment, modification or other change that alters the Per Share Price, the Purchase Price, or the number of Subscribed Shares shall require the consent of the undersigned Subscriber.

i. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

j. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

k. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

l. This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

Annex G-15

m. This Subscription Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person; provided, however, that the Placement Agent shall be an intended third-party beneficiary of the representations and warranties of the Company in Section 3 hereof and of Subscribers in Section 4 hereof.

n. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

o. This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

p. EACH PARTY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

q. The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware or, in the event each federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware) (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this subscription agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 8(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

r. This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Subscription Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

Annex G-16

s. The Company shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated hereby (and by the Other Subscription Agreements entered into as of the date hereof), the Transaction and any other material, nonpublic information that the Company has provided to Subscriber at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, Subscriber shall not be in possession of any material, non-public information received from the Company or any of its officers, directors or employees or the Placement Agent. Notwithstanding the foregoing, the Company shall not publicly disclose the name of Subscriber or any affiliate or investment adviser of Subscriber, or include the name of Subscriber or any affiliate or investment adviser of Subscriber in any press release or in any filing with the Commission or any regulatory agency or trading market, without the prior written consent (including by e-mail) of Subscriber, except as required by the federal securities laws, rules or regulations and to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under Nasdaq Stock Market regulations, in which case the Company shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure.

t. The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

u. Following the Closing Date, Company shall hold regular quarterly conference calls to discuss the company’s financial results during the previous quarter.

[Signature pages follow.]

Annex G-17

IN WITNESS WHEREOF, each of the Company and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

VENTOUX CCM ACQUISITION CORP.
By:
	Name:	Edward Scheetz
	Title:	Chairman and Chief Executive Officer
Address for Notices:
1 East Putnam Avenue, Floor 4
Greenwich, CT
SUBSCRIBER:
Print Name: _____________________________
By:
Name:
Title:
Address for Notices:
______________________________________
______________________________________
Name in which shares are to be registered:
______________________________________

Number of Subscribed Shares subscribed for: ________________

Price Per Subscribed Share: $10.00

Aggregate Purchase Price: $_________

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account of the Company specified by the Company in the Closing Notice.

[Signature Page to Ventoux CCM Acquisition Corp Subscription Agreement]

Annex G-18

ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex A should be completed and signed by Subscriber
and constitutes a part of the Subscription Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)
☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).
B.	ACCREDITED INVESTOR STATUS (Please check the box)
☐

Subscriber is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

C.	AFFILIATE STATUS (Please check the applicable box)

SUBSCRIBER:

☐	is:
☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐	Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;
☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐

Any corporation, similar business trust, partnership or any organization described in Section 501(c)(3) of the Internal Revenue Code, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐	Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

Annex G-19

☐	Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests or one of the following tests.

[Specify which tests:]

SUBSCRIBER:
Print Name:
By:
Name:
Title:

Annex G-20

Annex H

FORM OF AMENDED AND RESTATED
WARRANT AGREEMENT

This AMENDED AND RESTATED WARRANT AGREEMENT (“Warrant Agreement”) is made as of [•], 2022, by and between Ventoux CCM Acquisition Corp., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company (the “Warrant Agent”).

WHEREAS, the Company completed an initial public offering (the “Public Offering”) of 17,250,000 units (the “Units”) of the Company, inclusive of the underwriters’ exercise of their over-allotment option in full, each Unit consisting of one share of common stock, par value $0.0001 per share (the “Common Stock”), one right to receive one-twentieth of one share of Common Stock, and one warrant (the “Public Warrant” or “Public Warrants”), each whole Public Warrant entitling its holder to purchase one-half of one share of Common Stock (the “Public Warrant Shares”);

WHEREAS, the Company entered into Subscription Agreements dated as of December 23, 2020 (collectively, the “Subscription Agreements”), with Ventoux Acquisition Holdings LLC (the “Co-Sponsor”) and Chardan International Investments, LLC (the “Co-Sponsor II”, and together with the Co-Sponsor, the “Sponsors”), pursuant to which the Co-Sponsor purchased 4,450,000 warrants and the Co-Sponsor II purchased 2,225,000 warrants, for an aggregate purchase of 6,675,000 warrants, each for a purchase price of $1.00 per warrant (the “Private Warrants”, together with the Public Warrants, the “Initial Warrants”), each whole Private Warrant entitling its holder to purchase one share of Common Stock (“Private Warrant Shares”, and together with the Public Warrant Shares, the “Initial Warrant Shares”);

WHEREAS, the Company, Co-Sponsor and Co-Sponsor II desire to cancel 600,000 of the Private Warrants on a pro-rata basis between Co-Sponsor and Co-Sponsor II;

WHEREAS, the Company and Warrant Agent entered into that certain Warrant Agreement, dated as of December 23, 2020 (the “Original Warrant Agreement”), which provides for the form and provisions of the Initial Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitations of rights, and immunities of the Company, the Warrant Agent and the holders of the Initial Warrants;

WHEREAS, the Company has filed with the Securities and Exchange Commission (the “SEC”), and the SEC has declared effective, a Registration Statement on Form S-1, No. 333-251048 (“Registration Statement”), for the registration, under the Securities Act of 1933, as amended (the “Act”) relating to the issuance of, among other securities, the Public Warrants;

WHEREAS, the Company, Ventoux Merger Sub I, Inc. (“First Merger Sub”), Ventoux Merger Sub II, LLC (“Second Merger Sub”) and E La Carte, Inc. (the “Target”) have entered into that certain Agreement and Plan of Merger, dated as of November 10, 2021 (the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) First Merger Sub will merge with and into the Target, with the Target surviving such merger as a wholly-owned subsidiary of the Company (the “First Merger”), and immediately following the First Merger, the surviving corporation will merge with and into Second Merger Sub, with Second Merger Sub continuing on as the surviving entity as a wholly-owned subsidiary of the Company (the merger transactions collectively referred to as the “Merger”);

WHEREAS, the Company has, concurrently with entering into the Merger Agreement, entered into a Subscription Agreement, dated as of November 10, 2021 (the “Subscription Agreement”) with a certain investor (the “Subscriber”), pursuant to which the Subscriber has agreed to subscribe for and purchase, and the Company has agreed to issue and sell to the Subscriber, effective as of immediately prior to the effective time of the Merger, (a) an aggregate principal amount of $55,000,000 of the Company’s 9.0%/11.0% notes due 2026 (the “Notes”), which are convertible into shares of Common Stock, and (b) warrants to purchase an aggregate of 1,000,000 shares of Common Stock (the “Notes Warrant Shares” and together with the Initial Warrant Shares, the “Warrant Shares”) for an initial exercise price of $11.50 per share of Common Stock (the “Note Financing Warrants” and, together with the Initial Warrants, the “Warrants”);

Annex H-1

WHEREAS, each Public Warrant entitles the holder thereof to purchase one-half of one share of Common Stock at a price of $11.50 per whole share; and each Private Warrant and Note Financing Warrant entitles the holder thereof to purchase one share of Common Stock for $11.50 per share, subject to adjustment as described herein;

WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants;

WHEREAS, the Company desires to provide for the form, terms and provisions of the Warrants, including the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent, and the holders of the Warrants;

WHEREAS, in connection with the foregoing, the Company and the Warrant Agent desire to amend and restate the Original Warrant Agreement in the form of this Agreement, in accordance with Section 9.8 of the Original Warrant Agreement, such that this Agreement will take effect and supersede the Original Warrant Agreement in its entirety as of immediately prior to the effective time of the Merger (concurrently with the issuance of the Note Financing Warrants); and

WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent, as provided herein, the legally valid and binding obligations of the Company, and to authorize the execution and delivery of this Warrant Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1. Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company for the Warrants, and the Warrant Agent hereby accepts such appointment and agrees to perform the same in accordance with the terms and conditions set forth in this Warrant Agreement.

2. Warrants.

2.1 Form of Warrant. Each Warrant other than a Private Warrant shall be: (a) issued in registered form only, (b) in substantially the form of Exhibit A hereto, the provisions of which are incorporated herein and (c) signed by, or bear the facsimile signature of, the Chairman of the Board, the Chief Executive Officer or the Chief Financial Officer of the Company. The Note Financing Warrants shall be identical to the Public Warrants, except that the Note Financing Warrants shall be exercisable for one share of Common Stock. In the event the person whose facsimile signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance.

2.2 Effect of Countersignature. Unless and until countersigned by the Warrant Agent pursuant to this Warrant Agreement, a Warrant shall be invalid and of no effect and may not be exercised by the holder thereof.

2.3 Registration.

2.3.1 Warrant Register. The Warrant Agent shall maintain books (the “Warrant Register”), for the registration of the original issuance and transfers of the Warrants. Upon the initial issuance of the Warrants, the Warrant Agent shall issue and register the Warrants in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Warrant Agent by the Company.1

2.3.2 Registered Holder. Prior to due presentment for registration of transfer of any Warrant, the Company and the Warrant Agent may deem and treat the person in whose name such Warrant shall be registered upon the Warrant Register (“Registered Holder”) as the absolute owner of such Warrant and of each Warrant represented thereby (notwithstanding any notation of ownership or other writing on the Warrant certificate made by anyone other than the Company or the Warrant Agent), for the purpose of any exercise thereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

2.4 Reserved.

Annex H-2

2.5 Private Warrants.

2.5.1 Cancellation of Certain Private Warrants. Of the 6,675,000 Private Warrants outstanding immediately prior to the execution of this Warrant Agreement, 600,000 Private Warrants shall be cancelled, on a pro rata basis between Co-Sponsor and Co-Sponsor II, effective as of the date hereof.

2.5.2 Exercise and Redemption. The Private Warrants (i) will be exercisable either for cash or on a cashless basis at the holder’s option pursuant to Section 3.3 hereof and (ii) will not be redeemable by the Company, in either case as long as the Private Warrants are held by the initial purchasers or any of their permitted transferees (as prescribed in the Subscription Agreements).

3. Terms and Exercise of Warrants.

3.1 Warrant Price. Each Warrant shall, when countersigned by the Warrant Agent, entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Warrant Agreement, to purchase from the Company the number of shares of Common Stock stated therein, at the exercise price of $11.50 per whole share, subject to the adjustments provided in Section 4 hereof. The term “Warrant Price” as used in this Warrant Agreement refers to the price per whole share at which shares of Common Stock may be purchased at the time such Warrant is exercised. The Public Warrants may only be exercised for a whole number of Warrant Shares by a Registered Holder.

3.2 Duration of Warrants. A Warrant may be exercised only during the period (“Exercise Period”) commencing on the date of completion of the Company’s initial business combination, and terminating at 5:00 p.m., New York City time, on the earlier to occur of (i) (A) with respect to the Public Warrants, the Private Warrants (except as provided in the following clause (B)) and the Note Financing Warrants, five years following the completion of the Company’s initial business combination, and (B) only with respect to the Warrants purchased by Co-Sponsor II, five years from the effective date of the Registration Statement with respect to the Private Warrants, provided that once the Private Warrants are not beneficially owned by Co-Sponsor II or any of its related persons anymore, the Private Warrants may not be exercised five years following the completion of the Company’s initial business combination, and (ii) the date fixed for redemption of the Warrants as provided in Section 6 of this Warrant Agreement (except as provided in Section 2.5) (“Expiration Date”). Except with respect to the right to receive the Redemption Price (as set forth in Section 6 hereunder), each Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Warrant Agreement shall cease at the close of business on the Expiration Date. The Company may extend the duration of the Warrants by delaying the Expiration Date; provided, however, that the Company will provide written notice of not less than 10 days to Registered Holders of such extension and that such extension shall be identical in duration among all of the then outstanding Warrants.

3.3 Exercise of Warrants.

3.3.1 Cash Exercise. Subject to the provisions of the Warrant and this Warrant Agreement, a Warrant, when countersigned by the Company, may be exercised by the Registered Holder thereof by surrendering it at the office of the Warrant Agent, or at the office of its successor as Warrant Agent, currently being:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
Attn: Compliance Department

with the subscription form, as set forth in the Warrant, duly executed, and by paying in full, in lawful money of the United States, by certified or bank cashier’s check payable to the order of the Warrant Agent or by wire transfer to the Warrant Agent’s bank account, the Warrant Price for each whole Warrant Share as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for the Warrant Shares, and the issuance of the Warrant Shares (such exercise, a “Cash Exercise”). A Cash Exercise in accordance with this Section 3.3.1 is available to the Registered Holder only during such times that there is an effective registration statement registering the Warrant Shares, with the prospectus contained therein being available for the resale of the Warrant Shares.

3.3.2 Cashless Exercise. Notwithstanding anything contained herein to the contrary, if there is no effective registration statement registering the Warrant Shares on any day the Registered Holder desires to exercise the Warrants and more than 120 days have passed since the Company completed its initial business combination,

Annex H-3

the Registered Holder may exercise the Warrants in whole or in part in lieu of making a cash payment for whole numbers of Warrant Shares, by providing notice to the Chief Financial Officer of the Company in a subscription form of its election to utilize cashless exercise, in which event the Company shall issue to the Holder the number of Warrant Shares determined as follows:

X = Y [(A-B)/A]

where:

X = the number of Warrant Shares to be issued to the Holder.

Y = the number of Warrant Shares with respect to which this Warrant is being exercised.

A = the Fair Market Value of one share of Common Stock.

B = the Warrant Price.

The Registered Holder may not exercise any Warrants in the absence of a registration statement except pursuant to this Section 3.3.2. For purposes of this Section 3.3.2 and Section 4.1, the “Fair Market Value” of one share of Common Stock is defined as follows:

(i)     if the Company’s shares of Common Stock are listed and traded on the New York Stock Exchange, the NYSE American, the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market (each, a “Trading Market”), the fair market value shall be deemed the average of the closing price on such Trading Market for the 10 trading days ending on the third trading day immediately prior to the date the subscription form is submitted to the Company in connection with the exercise of the Warrant; or

(ii)    if the Company’s shares of Common Stock are not listed on a Trading Market, but is traded in the over-the-counter market, the fair market value shall be deemed to be the average of the bid price on such Trading Market for the 10 trading days ending on the third trading day immediately prior to the date the subscription form is submitted in connection with the exercise of the Warrant; or

(iii)   if there is no active public market for the Company’s shares of Common Stock, the fair market value of the shares of Common Stock shall be determined in good faith by the Company’s board of directors.

3.3.3 Fractional Shares. Notwithstanding any provision to the contrary contained in this Warrant Agreement, the Company shall not be required to issue any fraction of a Warrant Share in connection with the exercise of Warrants, and in any case where the Registered Holder would be entitled under the terms of the Warrants to receive a fraction of a Warrant Share upon the exercise of such Registered Holder’s Warrants, issue or cause to be issued only the largest whole number of Warrant Shares issuable on such exercise (and such fraction of a Warrant Share will be disregarded); provided, that if more than one Warrant certificate is presented for exercise at the same time by the same Registered Holder, the number of whole Warrant Shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares issuable on exercise of all such Warrants.

3.3.4 Issuance of Common Stock Certificates. No later than three (3) business days following the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price pursuant to Section 3.3.1 or cashless exercise pursuant to Section 3.3.2, the Company shall issue, or cause to be issued, to the Registered Holder of such Warrant a certificate or certificates representing (or at the option of the Registered Holder, a book-entry position and deliver electronically through the facilities of the Depository Trust Corporation) the number of whole shares of Common Stock to which such Registered Holder is entitled, registered in such name or names as may be directed by such Registered Holder, and, if such Warrant shall not have been exercised or surrendered in full, a new book-entry position or countersigned Warrant, as applicable, for the number of shares of Common Stock as to which such Warrant shall not have been exercised or surrendered. Notwithstanding the foregoing, the Company shall not deliver, or cause to be delivered, any securities without applicable restrictive legend pursuant to the exercise of a Warrant unless (a) a registration statement under the Act with respect to the shares of Common Stock issuable upon exercise of such Warrants is effective and a current prospectus relating to the shares of Common Stock issuable upon exercise of the Warrants is available for delivery to the Registered Holder of the Warrant or (b) in the opinion of counsel to the Company, the exercise of the Warrants is exempt from the registration requirements of the Act and such securities are qualified for sale or exempt from qualification under applicable securities laws of the states or other

Annex H-4

jurisdictions in which the Registered Holder resides. Warrants may not be exercised by, or securities issued to, any Registered Holder in any state in which such exercise or issuance would be unlawful. In addition, in no event will the Company be obligated to pay such Registered Holder any cash consideration upon exercise or otherwise “net cash settle” the Warrant.

3.3.5 Valid Issuance. All shares of Common Stock issued upon the proper exercise or surrender of a Warrant in conformity with this Warrant Agreement shall be validly issued, fully paid and non-assessable.

3.3.6 Date of Issuance. Each person or entity in whose name any book-entry position or certificate for shares of Common Stock is issued shall, for all purposes, be deemed to have become the holder of record of such shares of Common Stock on the date on which the Warrant (or book-entry position representing such Warrant) was surrendered and payment of the Warrant Price was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company or book-entry system of the Warrant Agent are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books or book-entry system are open.

3.3.7 Maximum Percentage. A holder of a Warrant may notify the Company in writing in the event it elects to be subject to the provisions contained in this subsection 3.3.7; however, no holder of a Warrant shall be subject to this subsection 3.3.7 unless he, she or it makes such election. If the election is made by a holder, the Warrant Agent shall not effect the exercise of the holder’s Warrant, and such holder shall not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 9.9% (the “Maximum Percentage”) of the shares of Common Stock outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by such person and its affiliates shall include the number of shares of Common Stock issuable upon exercise of the Warrant with respect to which the determination of such sentence is being made, but shall exclude the shares of Common Stock that would be issuable upon (x) exercise of the remaining, unexercised portion of the Warrant beneficially owned by such person and its affiliates and (y) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such person and its affiliates (including, without limitation, any convertible notes or convertible preferred shares or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For purposes of the Warrant, in determining the number of outstanding shares of Common Stock, the holder may rely on the number of outstanding shares of Common Stock as reflected in (1) the Company’s most recent annual report on Form 10-K, quarterly report on Form 10-Q, current report on Form 8-K or other public filing with the SEC as the case may be, (2) a more recent public announcement by the Company, or (3) any other notice by the Company or the Warrant Agent setting forth the number of shares of Common Stock outstanding. For any reason at any time, upon the written request of the holder of the Warrant, the Company shall, within two (2) business days, confirm orally and in writing to such holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of equity securities of the Company by the holder and its affiliates since the date as of which such number of outstanding shares of Common Stock was reported. By written notice to the Company, the holder of a Warrant may from time to time increase or decrease the Maximum Percentage applicable to such holder to any other percentage specified in such notice; provided, however, that any such increase shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

4. Adjustments.

4.1 Stock Dividends, Splits. If, after the date hereof, and subject to the provisions of Section 4.5 below, the number of outstanding shares of Common Stock is increased or decreased by a stock dividend payable in shares of Common Stock, or by a forward or reverse split of shares of Common Stock, or other similar event, then, on the effective date of such stock dividend, split or similar event, the number of shares of Common Stock issuable on exercise of each Warrant shall be increased or decreased in proportion to such increase or decrease in outstanding shares of Common Stock. A rights offering to all holders of the shares of Common Stock entitling holders to purchase shares of Common Stock at a price less than the Fair Market Value shall be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for the shares of Common Stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the Fair Market Value. For

Annex H-5

purposes of this subsection 4.1, if the rights offering is for securities convertible into or exercisable for shares of Common Stock, in determining the price payable for the shares of Common Stock, there shall be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion.

4.2 Aggregation of Shares. If, after the date hereof, and subject to the provisions of Section 4.6, the number of outstanding shares of Common Stock is decreased by a consolidation, combination or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Warrant shall be decreased in proportion to such decrease in outstanding shares of Common Stock.

4.3 Extraordinary Dividends. If the Company, at any time while the Warrants (or rights to purchase the Warrants) are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of the shares of Common Stock on account of such shares of Common Stock (or other shares of the Company’s capital stock into which the Warrants are convertible), other than (a) as described in subsection 4.1 above, (b) Ordinary Cash Dividends (as defined below), (c) to satisfy the conversion rights of the holders of the shares of Common Stock in connection with a proposed initial business combination or vote to extend the time period to complete an initial business combination, (d) as a result of the repurchase of shares of Common Stock by the Company in connection with an initial business combination or as otherwise permitted by the Investment Management Trust Agreement between the Company and the Warrant Agent dated of even date herewith or (e) in connection with the Company’s liquidation and the distribution of its assets upon its failure to consummate a business combination (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and the fair market value (as determined by the Company’s board of directors, in good faith) of any securities or other assets paid on each share of Common Stock in respect of such Extraordinary Dividend. For purposes of this subsection 4.3, “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share basis with the per share amounts of all other cash dividends and cash distributions paid on the shares of Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of shares of Common Stock issuable on exercise of each Warrant) does not exceed $0.50 (being 5% of the offering price of the Units in the Offering). The foregoing adjustment shall not apply to the Private Warrants or the Note Financing Warrants.

4.4 Adjustments in Exercise Price. Whenever the number of shares of Common Stock purchasable upon the exercise of the Warrants is adjusted, as provided in Sections 4.1 and 4.2 above, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price, immediately prior to such adjustment, by a fraction, (a) the numerator of which shall be the number of shares of Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (b) the denominator of which shall be the number of shares of Common Stock so purchasable immediately thereafter.

4.5 Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than a change covered by Sections 4.1, 4.2 or 4.3 hereof or one that solely affects the par value of such shares of Common Stock), or, in the case of any merger or consolidation of the Company with or into another entity (other than a consolidation or merger in which the Company is the continuing entity and that does not result in any reclassification or reorganization of the outstanding shares of Common Stock), or, in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety, in connection with which the Company is dissolved, the Registered Holders shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the Registered Holder would have received if such Registered Holder had exercised his, her or its Warrant(s) immediately prior to such event; and if any reclassification also results in a change in shares of Common Stock covered by Sections 4.1, 4.2 or 4.3, then such adjustment shall be made pursuant to Sections 4.1, 4.2, 4.3 and this Section 4.5. The provisions of this Section 4.5 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. In no event shall the Warrant Price be reduced to less than the par value per share of Common Stock issuable upon exercise of the Warrant.

Annex H-6

4.6 Notices of Changes in Warrant. Upon every adjustment of the Warrant Price or the number of shares of Common Stock issuable upon exercise of a Warrant, the Company shall give written notice thereof to the Warrant Agent, which notice shall state the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of shares of Common Stock purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any event specified in Sections 4.1 – 4.5 the Company shall give written notice to each Registered Holder, at the last address set forth for such Registered Holder in the Warrant Register, of the record date or the effective date of the event. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.

4.7 Form of Warrant. The form of Warrant need not be changed because of any adjustment pursuant to this Section 4, and Warrants issued after such adjustment may state the same Warrant Price and the same number of shares as is stated in the Warrants initially issued pursuant to this Warrant Agreement. However, the Company may, at any time, in its sole discretion, make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.

4.8 Notice of Certain Transactions. In the event that the Company shall (a) offer to holders of all its shares of Common Stock rights to subscribe for or to purchase any securities convertible into shares of Common Stock or shares of stock of any class or any other securities, rights or options, (b) issue any rights, options or warrants entitling all the holders of shares of Common Stock to subscribe for shares of Common Stock, or (c) make a tender offer, redemption offer or exchange offer with respect to the shares of Common Stock, the Company shall send to the Registered Holders a notice of such action or offer. Such notice shall be mailed to the Registered Holders at their addresses as they appear in the Warrant Register, which shall specify the record date for the purposes of such dividend, distribution or rights, or the date such issuance or event is to take place and the date of participation therein by the holders of shares of Common Stock, if any such date is to be fixed, and shall briefly indicate the effect of such action on the shares of Common Stock and on the number and kind of any other shares of stock and on other property, if any, and the number of shares of Common Stock and other property, if any, issuable upon exercise of each Warrant and the Warrant Price after giving effect to any adjustment pursuant to this Section 4 which would be required as a result of such action. Such notice shall be given as promptly as practicable after the Company has taken any such action.

4.9 Other Events. In case any event shall occur affecting the Company as to which none of the provisions of preceding subsections of this Section 4 are strictly applicable, but which would require an adjustment to the terms of the Warrants in order to (i) avoid an adverse impact on the Warrants and (ii) effectuate the intent and purpose of this Section 4, then, in each such case, the Company shall appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing, which shall give its opinion as to whether or not any adjustment to the rights represented by the Warrants is necessary to effectuate the intent and purpose of this Section 4 and, if they determine that an adjustment is necessary, the terms of such adjustment. The Company shall adjust the terms of the Warrants in a manner that is consistent with any adjustment recommended in such opinion.

5. Transfer and Exchange of Warrants.

5.1 Registration of Transfer. The Warrant Agent shall register the transfer, from time to time, of any outstanding Warrant into the Warrant Register, upon surrender of such Warrant for transfer, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Warrant Agent. The Warrants so cancelled shall be delivered by the Warrant Agent to the Company from time to time upon the Company’s request.

5.2 Procedure for Surrender of Warrants. Warrants may be surrendered to the Warrant Agent, together with a written request for exchange or transfer, and, thereupon, the Warrant Agent shall issue in exchange therefor one or more new Warrants as requested by the Registered Holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that, in the event a Warrant surrendered for transfer bears a restrictive legend, the Warrant Agent shall not cancel such Warrant and shall issue new Warrants in exchange therefor until the Warrant Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.

5.3 Fractional Warrants. The Warrant Agent shall not be required to effect any registration of transfer or exchange which will result in the issuance of a warrant certificate or book-entry position for a fraction of a warrant.

Annex H-7

5.4 Service Charges. No service charge shall be made for any exchange or registration of transfer of Warrants.

5.5 Warrant Execution and Countersignature. The Warrant Agent is hereby authorized to countersign and to deliver, in accordance with the terms of this Warrant Agreement, the Warrants required to be issued pursuant to the provisions of this Section 5, and the Company, whenever required by the Warrant Agent, will supply the Warrant Agent with Warrants duly executed on behalf of the Company for such purpose.

6. Redemption.

6.1 Redemption. Subject to the second sentence of this Section 6.1, all (and not less than all) of the outstanding Warrants may be redeemed, in whole and not in part, at the option of the Company, at any time from and after the Warrants become exercisable, and prior to their expiration, at the office of the Warrant Agent, upon the notice referred to in Section 6.2, at the price of $0.01 per Warrant (“Redemption Price”); provided that the last sales price of the shares of Common Stock has been equal to or greater than $16.50 per share (subject to adjustment for splits, dividends, recapitalizations and other similar events), for any twenty (20) trading days within a thirty (30) trading day period ending on the third business day prior to the date on which notice of redemption is given and provided further that there is a current registration statement in effect with respect to the shares of Common Stock underlying the Warrants and a current prospectus relating thereto, for each day in the aforementioned 30-day trading period and continuing each day thereafter until the Redemption Date (defined below). For avoidance of doubt, if and when the warrants become redeemable by the Company under this Section, the Company may exercise its redemption right, even if it is unable to register or qualify the Warrant Shares for sale under all applicable state securities laws.

6.2 Date Fixed for, and Notice of, Redemption. In the event the Company shall elect to redeem all of the Warrants, the Company shall fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than 30 days prior to the date fixed for redemption to the Registered Holders of the Warrants to be redeemed at their last addresses as they shall appear on the Warrant Register. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the Registered Holder received such notice.

6.3 Exercise After Notice of Redemption. The Warrants may be exercised in accordance with Section 3 of this Warrant Agreement at any time after notice of redemption shall have been given by the Company pursuant to Section 6.2 hereof and prior to the Redemption Date; provided that the Company may require the Registered Holder who desires to exercise the Warrant to elect cashless exercise as set forth under Section 3.3.2, and such Registered Holder must exercise the Warrants on a cashless basis if the Company so requires. On and after the Redemption Date, the Registered Holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.

6.4 No Other Rights to Cash Payment. Except for a redemption in accordance with this Section 6, no Registered Holder of any Warrant shall be entitled to any cash payment whatsoever from the Company in connection with the ownership, exercise or surrender of any Warrant under this Warrant Agreement.

7. Other Provisions Relating to Rights of Registered Holders of Warrants.

7.1 No Rights as Stockholder. A Warrant does not entitle the Registered Holder thereof to any of the rights of a stockholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of the Company or any other matter.

7.2 Lost, Stolen Mutilated or Destroyed Warrants. If any Warrant is lost, stolen, mutilated or destroyed, the Company and the Warrant Agent may, on such terms as to indemnity or otherwise as they may in their discretion impose (which terms shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination, tenor and date as the Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

7.3 Reservation of shares of Common Stock. The Company shall at all times reserve and keep available a number of its authorized but unissued shares of Common Stock that will be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Warrant Agreement.

Annex H-8

7.4 Registration of shares of Common Stock. The Company agrees that as soon as practicable, but in no event later than thirty (30) business days after the closing of a business combination, it shall use its best efforts to file with the SEC a registration statement for the registration under the Act of the shares of Common Stock issuable upon exercise of the Warrants, and to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of this Warrant Agreement. In addition, the Company agrees to use its best efforts to register the shares of Common Stock issuable upon exercise of the Warrants under state blue sky laws, to the extent an exemption is not available.

8. Concerning the Warrant Agent and Other Matters.

8.1 Payment of Taxes. The Company will, from time to time, promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of shares of Common Stock upon the exercise of Warrants, but the Company shall not be obligated to pay any transfer taxes in respect of the Warrants or such shares of Common Stock.

8.2 Resignation, Consolidation, or Merger of Warrant Agent.

8.2.1 Appointment of Successor Warrant Agent. The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days’ notice in writing to the Company. If the office of the Warrant Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint, in writing, a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such appointment within a period of 30 days after it has been notified in writing of such resignation or incapacity by the Warrant Agent or by the Registered Holder of the Warrant (who shall, with such notice, submit his, her or its Warrant for inspection by the Company), then the Registered Holder of any Warrant may apply to the Supreme Court of the State of New York for the County of New York for the appointment of a successor Warrant Agent. Any successor Warrant Agent, whether appointed by the Company or by such court, shall be a corporation organized and existing under the laws of the State of New York, in good standing and having its principal office in the Borough of Manhattan, City and State of New York, and be authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authorities. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further act or deed; but, if for any reason it becomes necessary or appropriate, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers, and rights of such predecessor Warrant Agent hereunder; and, upon request of any successor Warrant Agent, the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Warrant Agent all such authority, powers, rights, immunities, duties and obligations.

8.2.2 Notice of Successor Warrant Agent. In the event a successor Warrant Agent shall be appointed, the Company shall give notice thereof to the predecessor Warrant Agent and the transfer agent for the shares of Common Stock not later than the effective date of any such appointment.

8.2.3 Merger or Consolidation of Warrant Agent. Any corporation into which the Warrant Agent may be merged or with which it may be consolidated or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party shall be the successor Warrant Agent under this Warrant Agreement without any further act on the part of the Company or the Warrant Agent.

8.3Fees and Expenses of Warrant Agent.

8.3.1Remuneration. The Company agrees to pay the Warrant Agent reasonable remuneration for its services as Warrant Agent hereunder and will reimburse the Warrant Agent upon demand for all expenditures that the Warrant Agent may reasonably incur in the execution of its duties hereunder.

8.3.2 Further Assurances. The Company agrees to perform, execute, acknowledge and deliver, or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing of the provisions of this Warrant Agreement.

Annex H-9

8.4 Liability of Warrant Agent.

8.4.1 Reliance on Company Statement. Whenever, in the performance of its duties under this Warrant Agreement, the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the Chief Executive Officer, Chief Financial Officer or Chairman of the Board of the Company and delivered to the Warrant Agent. The Warrant Agent may rely upon such statement for any action taken or suffered in good faith by it pursuant to the provisions of this Warrant Agreement.

8.4.2 Indemnity. The Warrant Agent shall be liable hereunder only for its own gross negligence, willful misconduct or bad faith. The Company agrees to indemnify the Warrant Agent and hold it harmless against any and all liabilities, including judgments, costs and reasonable counsel fees, for anything done or omitted by the Warrant Agent in the execution of this Warrant Agreement, except as a result of the Warrant Agent’s gross negligence, willful misconduct or bad faith.

8.4.3 Exclusions. The Warrant Agent shall have no responsibility with respect to the validity of this Warrant Agreement or with respect to the validity or execution of any Warrant (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Warrant Agreement or in any Warrant; nor shall it be responsible to make any adjustments required under the provisions of Section 4 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment; nor shall it, by any act hereunder, be deemed to make any representation or warranty as to the authorization or reservation of any shares of Common Stock to be issued pursuant to this Warrant Agreement or any Warrant or as to whether any shares of Common Stock will when issued be valid and fully paid and non-assessable.

8.5 Acceptance of Agency. The Warrant Agent hereby accepts the agency established by this Warrant Agreement and agrees to perform the same upon the terms and conditions herein set forth and, among other things, shall account promptly to the Company with respect to Warrants exercised and concurrently account for, and pay to the Company, all moneys received by the Warrant Agent for the purchase of shares of the Company’s shares of Common Stock through the exercise of Warrants.

9. Miscellaneous Provisions.

9.1 Successors. All the covenants and provisions of this Warrant Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

9.2 Notices. Any notice, statement or demand authorized by this Warrant Agreement to be given or made by the Warrant Agent or by the Registered Holder of any Warrant to or on the Company shall be delivered by hand or sent by registered or certified mail or overnight courier service, addressed (until another address is filed in writing by the Company with the Warrant Agent) as follows:

Ventoux CCM Acquisition Corp.
3000 El Camino Real 2 Palo Alto Square Suite 900
Palo Alto, California 94306-2109

with a copy (which shall not constitute notice) to:

White and Case LLP
1221 Avenue of the Americas
New York, NY 10020-1095
Attn: Colin Diamond

Any notice, statement or demand authorized by this Warrant Agreement to be given or made by the Registered Holder of any Warrant or by the Company to or on the Warrant Agent shall be delivered by hand or sent by registered or certified mail or overnight courier service, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004

Annex H-10

Any notice, sent pursuant to this Warrant Agreement shall be effective, if delivered by hand, upon receipt thereof by the party to whom it is addressed, if sent by overnight courier, on the next business day of the delivery to the courier, and if sent by registered or certified mail on the third day after registration or certification thereof.

9.3 Applicable Law. The validity, interpretation, and performance of this Warrant Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of laws. Subject to applicable law, the Company and the Warrant Agent hereby agree that any action, proceeding or claim against either of them arising out of or relating in any way to this Warrant Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive forum for any such action, proceeding or claim. The Company and the Warrant Agent hereby waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in the Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 9.3. If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any Warrant holder, such Warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such Warrant holder in any such enforcement action by service upon such Warrant holder’s counsel in the foreign action as agent for such Warrant holder.

Any such process or summons to be served upon the Company or the Warrant Agent may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 9.2 hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the party receiving such service in any action, proceeding or claim.

9.4 Persons Having Rights under this Warrant Agreement. Nothing in this Warrant Agreement expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or give to, any person or corporation other than the parties hereto and the Registered Holders of the Warrants and, for the purposes of Sections 2.5 hereof, the Representative and the underwriters, any right, remedy, or claim under or by reason of this Warrant Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Warrant Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors and assigns and of the Registered Holders of the Warrants.

9.5 Examination of the Warrant Agreement. A copy of this Warrant Agreement shall be available at all reasonable times at the office of the Warrant Agent in the Borough of Manhattan, City and State of New York, for inspection by the Registered Holder of any Warrant. The Warrant Agent may require any such Registered Holder to submit his, her or its Warrant for inspection.

9.6 Counterparts- Facsimile Signatures. This Warrant Agreement may be executed in any number of counterparts, and each of such counterparts shall, for all purposes, be deemed to be an original, and all such counterparts shall together constitute one and the same instrument. Facsimile signatures shall constitute original signatures for all purposes of this Warrant Agreement.

9.7 Effect of Headings. The section headings herein are for convenience only and are not part of this Warrant Agreement and shall not affect the interpretation there of

9.8 Amendments. This Warrant Agreement and any Warrant certificate may be amended by the parties hereto by executing a supplemental warrant agreement (a “Supplemental Agreement”), without the consent of any of the Warrant holders, for the purpose of (i) curing any ambiguity, or curing, correcting or supplementing any defective provision contained herein, or making any other provisions with respect to matters or questions arising under this Warrant Agreement that is not inconsistent with the provisions of this Warrant Agreement or the Warrant certificates, (ii) evidencing the succession of another corporation to the Company and the assumption by any such

Annex H-11

successor of the covenants of the Company contained in this Warrant Agreement and the Warrants, (iii) evidencing and providing for the acceptance of appointment by a successor Warrant Agent with respect to the Warrants, (iv) adding to the covenants of the Company for the benefit of the Registered Holders or surrendering any right or power conferred upon the Company under this Warrant Agreement, or (viii) amending this Warrant Agreement and the Warrants in any manner that the Company may deem to be necessary or desirable and that will not adversely affect the interests of the Registered Holders in any material respect. All other modifications or amendments to this Warrant Agreement, including any amendment to increase the Warrant Price or shorten the Exercise Period and any amendment to the terms of only the Note Financing Warrants, shall require the written consent of the Registered Holders of a majority of the then outstanding Warrants. Notwithstanding the foregoing, the Company may extend the duration of the Exercise Period in accordance with Section 3.2 without such consent.

9.9 Severability. This Warrant Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Warrant Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Warrant Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[SIGNATURE PAGE FOLLOWS]

Annex H-12

IN WITNESS WHEREOF, this Warrant Agreement has been duly executed by the parties hereto as of the day and year first above written.

VENTOUX CCM ACQUISITION CORP.
By:
	Name:	Edward Scheetz
	Title:	Chief Executive Officer
CONTINENTAL STOCK TRANSFER & TRUST COMPANY
By:
Name:
Title:

Annex H-13

Exhibit A
Form of Warrant
SPECIMEN WARRANT CERTIFICATE

NUMBER	[ ] WARRANTS
WA-

(THIS WARRANT WILL BE VOID IF NOT EXERCISED PRIOR TO 5:00 P.M.
NEW YORK CITY TIME, FIVE YEARS FROM THE CLOSING DATE OF THE COMPANY’S
INITIAL BUSINESS COMBINATION)
VENTOUX CCM ACQUISITION CORP.

CUSIP 92280L119

WARRANT

THIS WARRANT CERTIFIES THAT, for value received, or registered assigns, is the registered holder of a Warrant or Warrants (the “Warrant”), expiring on a date which is five (5) years from the completion of the Company’s initial business combination, to purchase one-half of one2 fully paid and non-assessable share (the “Warrant Shares”), of common stock, par value $0.0001 per share (the “Common Stock”), of Ventoux CCM Acquisition Corp., a Delaware corporation (the “Company”), for each Warrant evidenced by this Warrant Certificate. This Warrant Certificate is subject to and shall be interpreted under the terms and conditions of the Warrant Agreement (as defined below).

The Warrant entitles the holder thereof to purchase from the Company, from time to time, in whole or in part, commencing on the later to occur of (i) the completion of the Company’s initial business combination or (ii) twelve (12) months following the closing of the Company’s initial public offering, such number of Warrant Shares at the price of $11.50 per share (the “Warrant Price”), upon surrender of this Warrant Certificate and payment of the Warrant Price at the office or agency of Continental Stock Transfer & Trust Company (the “Warrant Agent”), such payment to be made subject to the conditions set forth herein and in the Warrant Agreement, dated [•], 2020, between the Company and the Warrant Agent (the “Warrant Agreement”). In no event shall the registered holder(s) of this Warrant be entitled to receive a net-cash settlement in lieu of physical settlement in Warrant Shares of the Company. The Warrant Agreement provides that, upon the occurrence of certain events, the Warrant Price and the number of Warrant Shares purchasable hereunder, set forth on the face hereof, may be adjusted, subject to certain conditions. The term Warrant Price as used in this Warrant Certificate refers to the price per full Warrant Share at which Warrant Shares may be purchased at the time the Warrant is exercised.

This Warrant will expire on the date first referenced above if it is not exercised prior to such date by the registered holder pursuant to the terms of the Warrant Agreement or if it is not redeemed by the Company prior to such date.

No fractional shares will be issued upon any exercise of a Warrant. If, upon exercise of a Warrant, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, issue or cause to be issued only the largest whole number of Warrant Shares issuable on such exercise (and such fraction of a share will be disregarded).

Upon any exercise of the Warrant for less than the total number of full Warrant Shares provided for herein, there shall be issued to the registered holder(s) hereof or its assignee(s) a new Warrant Certificate covering the number of Warrant Shares for which the Warrant has not been exercised.

Warrant Certificates, when surrendered at the office or agency of the Warrant Agent by the registered holder(s) hereof in person or by attorney duly authorized in writing, may be exchanged in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants.

Upon due presentment for registration of transfer of the Warrant Certificate at the office or agency of the Warrant Agent, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any applicable tax or other governmental charge.

____________

2        Each Note Financing Warrant is exercisable into one share of Common Stock

Annex H-14

The Company and the Warrant Agent may deem and treat the registered holder(s) as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone) for the purpose of any exercise hereof, of any distribution to the registered holder(s), and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

This Warrant does not entitle the registered holder(s) to any of the rights of a stockholder of the Company.

After the Warrant becomes exercisable and prior to its expiration date, the Company reserves the right to call the Warrant at any time, with a notice of call in writing to the holder(s) of record of the Warrant, giving thirty (30) days’ written notice of such call if the last reported sale price of the Common Stock has been equal to or greater than $16.50 per share for any twenty (20) trading days within a thirty (30) trading day period ending on the third (3rd) trading day prior to the date on which notice of such call is given, provided that (i) a registration statement under the Securities Act of 1933, as amended (the “Act”) with respect to the shares of Common Stock issuable upon exercise must be effective and a current prospectus must be available for use by the registered holders hereof or (ii) the Warrants may be exercised on cashless basis as set forth in the Warrant Agreement and such cashless exercise is exempt from registration under the Act. The call price is $0.01 per Warrant Share. No fractional shares will be issued upon exercise of the Warrant.

If the foregoing conditions are satisfied and the Company calls the Warrant for redemption, each holder will then be entitled to exercise his, her or its Warrant prior to the date scheduled for redemption; provided that the Company may require the Registered Holder who desires to exercise the Warrant, to elect cashless exercise as set forth in the Warrant Agreement, and such Registered Holder must exercise the Warrants on a cashless basis if the Company so requires. Any Warrant either not exercised or tendered back to the Company by the end of the date specified in the notice of call shall be canceled on the books of the Company and have no further value except for the $0.01 call price.

By
Chief Executive Officer

Annex H-15

[REVERSE OF CERTIFICATE]

SUBSCRIPTION FORM

To Be Executed by the Registered Holder(s) in Order to Exercise Warrants

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive shares of Common Stock in accordance with the terms of this Warrant Certificate and pursuant to the method selected below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Warrant Certificate. PLEASE CHECK ONE METHOD OF PAYMENT:

a “Cash Exercise” with respect to Warrant Shares; and/or

a “Cashless Exercise” with respect to Warrant Shares because on the date of this exercise, there is no effective registration statement registering the Warrant Shares, or the prospectus contained therein is not available for the resale of the Warrant Shares, in which event the Company shall deliver to the registered holder(s) shares of Common Stock pursuant to Section 3.3.2 of the Warrant Agreement.

The undersigned requests that a certificate for such shares be registered in the name(s) of:

(PLEASE TYPE OR PRINT NAME(S) AND ADDRESS)

(SOCIAL SECURITY OR TAX IDENTIFICATION NUMBER(S))

and be delivered to

(PLEASE PRINT OR TYPE NAME(S) AND ADDRESS)

and, if such number of Warrants shall not be all the Warrants evidenced by this Warrant Certificate, that a new Warrant Certificate for the balance of such Warrants be registered in the name of, and delivered to, the registered holder(s) at the address(es) stated below:

Dated:

(SIGNATURE(S))
(ADDRESS(ES))

(TAX IDENTIFICATION NUMBER(S))

Annex H-16

ASSIGNMENT

To Be Executed by the Registered Holder in Order to Assign Warrants

For Value Received, hereby sell(s), assign(s), and transfer(s) unto

(PLEASE TYPE OR PRINT NAME(S) AND ADDRESS(ES))

(SOCIAL SECURITY OR TAX IDENTIFICATION NUMBER(S))

and to be delivered to

(PLEASE PRINT OR TYPE NAME(S)
AND ADDRESS(ES))

(SOCIAL SECURITY OR TAX IDENTIFICATION NUMBER(S))

of the Warrants represented by this Warrant Certificate, and hereby irrevocably constitute and appoint Attorney to transfer this Warrant Certificate on the books of the Company, with full power of substitution in the premises.

Dated:

(SIGNATURE(S))

NOTICE: THE SIGNATURE(S) TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

Signature(s) Guaranteed:
By

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15).
Annex H-17

Annex I

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

This AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made as of [•], 2022, by and among (i) Ventoux CCM Acquisition Corp., a Delaware corporation (“Pubco”), (ii) Ventoux Acquisition Holdings LLC, a Delaware limited liability company (“Co-Sponsor”), (iii) Chardan International Investments, LLC, a Delaware limited liability company (together with the Co-Sponsor, the “Sponsors”), (iv) Silver Rock Contingent Credit Fund LP (the “SR Fund”) and Silver Rock Tactical Allocation Fund LP (together with the SR Fund, the “Silver Rock Investors”), (v) each of the Persons listed on the Schedule of Investors attached hereto as of the date hereof, and (vi) each of the other Persons set forth from time to time on the Schedule of Investors who, at any time, own securities of Pubco and enter into a joinder to this Agreement agreeing to be bound by the terms hereof (each Person identified in the foregoing (ii) through (vi), an “Investor” and, collectively, the “Investors”). Unless otherwise provided in this Agreement, capitalized terms used herein shall have the meanings set forth in Section 11 hereof.

WHEREAS, Pubco and certain of the Investors (the “Original Holders”) are parties to that certain Registration Rights Agreement, dated as of December 23, 2020 (the “Prior Agreement”);

WHEREAS, the Original Holders currently hold an aggregate of 4,312,500 shares (the “Founder Shares”) of common stock of Pubco, par value $0.0001 per share, issued prior to Pubco’s initial public offering;

WHEREAS, upon the consummation of the transactions contemplated by the Merger Agreement, the Original Holders will hold an aggregate of 6,075,000 warrants (the “Private Placement Warrants”) to purchase, at an exercise price of $11.50 per share (subject to adjustment), shares of Common Stock;

WHEREAS, Pubco, Ventoux Merger Sub I, Inc. (“First Merger Sub”), Ventoux Merger Sub II, LLC (“Second Merger Sub”) and E La Carte, Inc. (the “Target”) have entered into that certain Agreement and Plan of Merger, dated as of November 10, 2021 (the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) First Merger Sub will merge with and into the Target, with the Target surviving such merger as a wholly-owned subsidiary of Pubco (the “First Merger”), and immediately following the First Merger, the surviving corporation will merge with and into Second Merger Sub, with Second Merger Sub continuing on as the surviving entity as a wholly-owned subsidiary of the Company (the merger transactions collectively referred to as the “Merger”);

WHEREAS, in connection with the execution and delivery of the Merger Agreement, Pubco and the Silver Rock Investors entered into subscription agreements, dated as of 10, 2021 (the “Subscription Agreements”), pursuant to which, and subject to the terms and conditions thereof, such Silver Rock Investors have agreed to purchase the Subscribed Shares, the Subscribed Notes and the Subscribed Warrants, each as defined in the Subscription Agreements);

WHEREAS, the parties to the Prior Agreement desire to amend and restate the Prior Agreement in its entirety on the terms and conditions included herein and to include the recipients of the other Registrable Securities identified herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1. Resale Shelf Registration Rights.

(a) Registration Statement Covering Resale of Registrable Securities. Pubco shall use its reasonable best efforts to prepare and file or cause to be prepared and filed with the Commission, no later than thirty (30) days following the consummation of the Mergers (the “Filing Deadline”), a Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by the Investors of all of the Registrable Securities held by the Investors (the “Resale Shelf Registration Statement”). The Resale Shelf Registration Statement shall be on Form S-1; provided, that Pubco shall file, within thirty (30) days of such time as Form S-3 (“Form S-3”) is available for the Resale Shelf Registration Statement, a post-effective amendment to the Resale Shelf Registration Statement then in effect, or otherwise file a Registration

Annex I-1

Statement on Form S-3, registering the Registrable Securities for resale in accordance with the immediately preceding sentence on Form S-3 (provided that Pubco shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement (or post-effective amendment) on Form S-3 covering such Registrable Securities has been declared effective by the Commission). Pubco shall use reasonable best efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as possible after filing, but in no event later than the earlier of (i) sixty (60) days following the Filing Deadline and (ii) three (3) Business Days after the Commission notifies Pubco that it will not review the Resale Shelf Registration Statement, if applicable (the “Effectiveness Deadline”); provided, that, if the Registration Statement filed pursuant to this Section 1(a) is reviewed by, and Pubco receives comments from, the Commission with respect to such Registration Statement, the Effectiveness Deadline shall be extended to ninety (90) days following the Filing Deadline. Without limiting the foregoing, as soon as practicable, but in no event later than three (3) Business Days, following the resolution or clearance of all Commission comments or, if applicable, following notification by the Commission that any such Registration Statement or any amendment thereto will not be subject to review, Pubco shall file a request for acceleration of effectiveness of such Registration Statement (to the extent required, by declaration or ordering of effectiveness, of such Registration Statement or amendment by the Commission) to a time and date not later than two (2) Business days after the submission of such request. Once effective, Pubco shall use reasonable best efforts to keep the Resale Shelf Registration Statement continuously effective and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, to ensure that another Registration Statement is available, under the Securities Act at all times for the public resale of all of the Registrable Securities until such date as all Registrable Securities covered by the Resale Shelf Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement. The Resale Shelf Registration Statement shall contain a Prospectus in such form as to permit any Investor to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement, and Pubco shall file with the Commission the final form of such Prospectus pursuant to Rule 424 (or successor thereto) under the Securities Act no later than the first (1st) Business Day after the Resale Shelf Registration Statement becomes effective. The Resale Shelf Registration Statement shall provide that the Registrable Securities may be sold pursuant to any method or combination of methods legally available to, and requested by, the Investors. Without limiting the foregoing, subject to any comments from the Commission, each Registration Statement filed pursuant to this Section 1 shall include a “plan of distribution” approved by the Majority Presto Investors, the Majority Silver Rock Investors and the Sponsors.

(b) Notwithstanding the registration obligations set forth in this Section 1, in the event that, despite Pubco’s efforts to include all of the Registrable Securities in any Registration Statement filed pursuant to Section 1(a), the Commission informs Pubco (the “Commission’s Notice”) that all of the Registrable Securities cannot, as a result of the application of Rule 415 or otherwise, be registered for resale as a secondary offering on a single Registration Statement, Pubco agrees to promptly (i) inform each of the holders thereof and use its reasonable best efforts to file amendments to the Resale Shelf Registration Statement as required by the Commission and (ii) as soon as practicable but in no event later than the New Registration Statement Filing Deadline, file an additional Registration Statement (a “New Registration Statement”), on Form S-3, or if Form S-3 is not then available to Pubco for such Registration Statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, Pubco shall be obligated to use its reasonable best efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”), including without limitation, the Manual of Publicly Available Telephone Interpretations D.29. The Investors shall have the right to participate or have their respective legal counsel participate in any meetings or discussions with the Commission regarding the Commission’s position and to comment or have their respective counsel comment on any written submission made to the Commission with respect thereto. No such written submission shall be made to the Commission to which any Investor’s counsel reasonably objects. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering, unless otherwise directed in writing by a holder as to its Registrable Securities directing the inclusion of less than such holder’s pro rata amount or otherwise required by the SEC, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of Registrable Securities held by the Investors. In the event Pubco amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, Pubco will use

Annex I-2

its reasonable best efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to Pubco or to registrants of securities in general, one or more Registration Statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement. If Pubco shall not be able to register for resale all of the Registrable Securities on the Resale Shelf Registration Statement within three (3) months following the date of Pubco’s receipt of the Commission’s Notice, then, until such Resale Shelf Registration Statement is effective, each of the Majority Presto Investors, the Majority Silver Rock Investors and the Sponsors shall be entitled to demand registration rights pursuant to Section 2 below (the “Shelf Demand Right”).

(c) Registrations effected pursuant to this Section 1 shall not be counted as Demand Registrations effected pursuant to Section 2.

(d) No Investor shall be named as an “underwriter” in any Registration Statement filed pursuant to this Section 1 without the Investor’s prior written consent; provided that if the Commission requests that an Investor be identified as a statutory underwriter in the Registration Statement, then such Investor will have the option, in its sole and absolute discretion, to either (i) have the opportunity to withdraw from the Registration Statement upon its prompt written request to Pubco, in which case Pubco’s obligation to register such Investor’s Registrable Securities shall be deemed satisfied or (ii) be included as such in the Registration Statement. Each Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided to (and shall be subject to the approval, which shall not be unreasonably withheld or delayed, of) the Majority Presto Investors, the Majority Silver Rock Investors and the Sponsors prior to its filing with, or other submission to, the Commission; provided that, Pubco shall not be deemed to be in breach of any Effectiveness Deadline or other deadline set forth in this Agreement if the failure of Pubco to meet such deadline is the result of an Investor’s failure to approve such Registration Statement or amendment or supplement thereto or request for acceleration thereof.

(e) In the event that on any Trading Day (as defined below) (the “Registration Trigger Date”) the number of shares available under the Registration Statements filed pursuant to this Section 1 is insufficient to cover all of the Registrable Securities (without giving effect to any limitations on the exercise or conversion of any securities exercisable for, or convertible into, Registrable Securities and, in the case of Registrable Securities issuable upon the exercise of warrants, assuming the exercise of such warrants for cash), Pubco shall amend such Registration Statements, or file a new Registration Statement (on the short form available therefor, if applicable), or both, so as to cover the total number of Registrable Securities so issued or issuable (without giving effect to any limitations on the exercise or conversion of any securities exercisable for, or convertible into, Registrable Securities and, in the case of Registrable Securities issuable upon the exercise of warrants, assuming the exercise of such warrants for cash) as of the Registration Trigger Date as soon as practicable, but in any event within fifteen (15) days after the Registration Trigger Date. Pubco shall use its reasonable best efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof, but in any event Pubco shall cause such amendment and/or new Registration Statement to become effective within sixty (60) days of the Registration Trigger Date (or ninety (90) days if the applicable Registration Statement or amendment is reviewed by, and comments are thereto provided from, the Commission) or as promptly as practicable in the event Pubco is required to increase its authorized shares. “Trading Day” shall mean any day on which the Common Stock is traded for any period on the principal securities exchange or other securities market on which the Common Stock is then being traded.

2. Demand Registrations.

(a) Requests for Registration. Subject to the terms and conditions of this Agreement and, as applicable, the lock-up provisions contained in Section 5.3 of Pubco’s Amended and Restated Bylaws (the “Bylaws”) and the Support Agreements (as defined in the Merger Agreement) at any time or from time to time, provided that Pubco does not then have an effective Registration Statement outstanding covering all of the Registrable Securities, the holders of Registrable Securities may request registration under the Securities Act of all or any portion of their Registrable Securities on Form S-1 or any similar long-form registration statement (“Long-Form Registrations”) or, if available, on Form S-3 (including a shelf registration pursuant to Rule 415 under the Securities Act) or any similar short-form registration statement, including an automatic shelf registration statement (as defined in Rule 405) (an “Automatic Shelf Registration Statement”), if available to Pubco (“Short-Form Registrations”), in accordance with Section 2(b) and Section 2(c) below (such holders being referred to herein as the “Initiating Investors” and all registrations requested by the Initiating Investors being referred to herein as “Demand Registrations”). Each request

Annex I-3

for a Demand Registration shall specify the approximate number of Registrable Securities requested to be registered and the intended method of distribution. Subject to Sections 10(a) and 10(b) (collectively, the “MNPI Provisions”), within five (5) Business Days after receipt of any such request, Pubco shall give written notice of such requested registration to all other holders of Registrable Securities and, subject to the terms and conditions set forth herein, shall include in such registration (and in all related registrations and qualifications under state blue sky laws or in compliance with other registration requirements and in any related underwriting) all such Registrable Securities with respect to which Pubco has received written requests for inclusion therein within five (5) Business Days after the receipt of Pubco’s notice. Each holder of Registrable Securities agrees that such holder shall treat as confidential the receipt of the notice of Demand Registration and shall not disclose or use the information contained in such notice of Demand Registration without the prior written consent of Pubco until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the holder in breach of the terms of this Agreement.

(b) Long-Form Registrations. (i) The Majority Presto Investors, on behalf of any and all Presto Investors, may request two (2) Long-Form Registration in which Pubco shall pay all Registration Expenses whether or not any such Long-Form Registration has become effective, (ii) the Majority Silver Rock Investors, on behalf of any and all Silver Rock Investors, may request two (2) Long-Form Registration in which Pubco shall pay all Registration Expenses whether or not any such Long-Form Registration has become effective, and (iii) the Sponsors may request two (2) Long-Form Registration in which Pubco shall pay all Registration Expenses whether or not any such Long-Form Registration has become effective; in each case, provided thatif Pubco has already effected a Demand Registration (which became effective) in the preceding 45-day period; provided, further, that Pubco shall only be obligated to effect, or take any action to effect, two (2) Long-Form Registrations for each of the Majority Presto Investors, the Majority Silver Rock Investors and the Sponsors. A registration shall not count as one of the permitted Long-Form Registrations until it has become effective and unless the holders of Registrable Securities are able to register and sell at least 90% of the Registrable Securities requested to be included in such registration; provided that in any event Pubco shall pay all Registration Expenses in connection with any registration initiated as a Long-Form Registration whether or not it has become effective and whether or not such registration has counted as one of the permitted Long-Form Registrations hereunder.

(c) Short-Form Registrations. In addition to the Long-Form Registration provided pursuant to Section 2(b), each of (i) the Majority Presto Investors, on behalf of any and all Presto Investors, (ii) the Majority Silver Rock Investors, on behalf of any and all Silver Rock Investors, and (iii) the Sponsors, shall be entitled to request Short-Form Registrations in which Pubco shall pay all Registration Expenses whether or not any such Short-Form Registration has become effective; provided, however, that Pubco shall not be obligated to effect any such Short-Form Registration: (x) if Pubco has already effected three (3) Short-Form Registrations (which became effective) for the holders of Registrable Securities requesting a Short-Form Registration pursuant to this Section 2(c), or (y) if Pubco has already effected a Demand Registration (which became effective) in the preceding 90-day period. Demand Registrations shall be Short-Form Registrations whenever Pubco is permitted to use any applicable short form registration and if the managing underwriters (if any) agree to the use of a Short-Form Registration. For so long as Pubco is subject to the reporting requirements of the Exchange Act, Pubco shall use its reasonable best efforts to make Short-Form Registrations available for the offer and sale of Registrable Securities. If Pubco is qualified to and, pursuant to the request of the holders of a majority of the Registrable Securities, has filed with the Commission a Registration Statement under the Securities Act on Form S-3 pursuant to Rule 415 (a “Shelf Registration”), then Pubco shall use its reasonable best efforts to cause the Shelf Registration to be declared effective under the Securities Act as soon as practicable after filing, and, if Pubco is a WKSI at the time of any such request, to cause such Shelf Registration to be an Automatic Shelf Registration Statement, and once effective, Pubco shall cause such Shelf Registration to remain effective (including by filing a new Shelf Registration, if necessary) for a period ending on the earlier of (i) the date on which all Registrable Securities included in such registration have been sold or distributed pursuant to the Shelf Registration or (ii) the date as of which all of the Registrable Securities included in such registration are able to be sold within a 45-day period in compliance with Rule 144 under the Securities Act (without any restrictions as to volume or the manner of sale or otherwise and without the requirement for Pubco to be in compliance with the current public information required under Rule 144(c)(i) or Rule 144(i)(2) and, in the case of Registrable Securities issuable upon the exercise of warrants, assuming the exercise of such warrants for cash). If for any reason Pubco ceases to be a WKSI or becomes ineligible to utilize Form S-3, Pubco shall prepare and file with the Commission a Registration Statement or Registration Statements on such form that is available for the sale of Registrable Securities.

Annex I-4

(d) Shelf Takedowns. At any time when the Resale Shelf Registration Statement or a Shelf Registration for the sale or distribution by holders of Registrable Securities on a delayed or continuous basis pursuant to Rule 415, including by way of an underwritten offering, block sale or other distribution plan (each, a “Resale Shelf Registration”), is effective and its use has not been otherwise suspended by Pubco in accordance with the terms of Section 2(f) below, upon a written demand (a “Takedown Demand”) by any Investor that is, in either case, a Shelf Participant holding Registrable Securities at such time (the “Initiating Holder”), Pubco will facilitate in the manner described in this Agreement a “takedown” of Registrable Securities off of such Resale Shelf Registration (a “take down offering”) and Pubco shall pay all Registration Expenses in connection therewith; provided that, subject to the MNPI Provisions, Pubco will provide (x) in connection with any non-marketed underwritten takedown offering (other than a Block Trade), at least two (2) Business Days’ notice of such Takedown Demand to each holder of Registrable Securities (other than the Initiating Holder) that is a Shelf Participant, (y) in connection with any Block Trade initiated prior to the three (3) year anniversary of the consummation of the Mergers, notice of such Takedown Demand to each holder of Registrable Securities (other than the Initiating Holder) that is a Shelf Participant no later than noon Eastern time on the Business Day prior to the requested Takedown Demand and (z) in connection with any marketed underwritten takedown offering, at least five (5) Business Days’ notice of such Takedown Demand to each holder of Registrable Securities (other than the Initiating Holder) that is a Shelf Participant. In connection with (x) any non-marketed underwritten takedown offering initiated prior to the three (3) year anniversary of the consummation of the Mergers and (y) any marketed underwritten takedown offering, if any Shelf Participants entitled to receive a notice pursuant to the preceding sentence request inclusion of their Registrable Securities (by notice to Pubco, which notice must be received by Pubco no later than (A) in the case of a non-marketed underwritten takedown offering (other than a Block Trade), the Business Day following the date notice is given to such participant, (B) in the case of a Block Trade, by 10:00 p.m. Eastern time on the date notice is given to such participant and (C) in the case of a marketed underwritten takedown offering, three (3) Business Days following the date notice is given to such participant), the Initiating Holder and the other Shelf Participants that request inclusion of their Registrable Securities shall be entitled to sell their Registrable Securities in such offering. Each holder of Registrable Securities that is a Shelf Participant agrees that such holder shall treat as confidential the receipt of the notice of a Takedown Demand and shall not disclose or use the information contained in such notice without the prior written consent of Pubco until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the holder in breach of the terms of this Agreement.

(e) Priority on Demand Registrations and Takedown Offerings. Pubco shall not include in any Demand Registration that is an underwritten offering any securities that are not Registrable Securities without the prior written consent of the managing underwriters and the holders of a majority of the Registrable Securities then outstanding. If a Demand Registration or a takedown offering is an underwritten offering and the managing underwriters advise Pubco in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the holders of a majority of the Registrable Securities included in such underwritten offering, Pubco shall include in such offering, prior to the inclusion of any securities which are not Registrable Securities, the Registrable Securities requested to be included in such registration (pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder).

(f) Restrictions on Demand Registrations and Takedown Offerings. Any demand for the filing of a Registration Statement or for a registered offering (including a takedown offering) hereunder will be subject to the constraints of any applicable lock-up arrangements to which any demanding Investor is party, and any such demand must be deferred until such lock-up arrangements no longer apply.

(i) Pubco shall not be obligated to effect any Demand Registration within 60 days prior to Pubco’s good faith estimate of the date of filing of a Registration Statement in respect of an underwritten public offering of Pubco’s securities and for such a period of time after such a filing as the managing underwriters request, provided that such period shall not exceed 120 days from the date of the underwriting agreement entered into in respect of such underwritten public offering. Pubco may postpone, for up to 60 days from the date of the request, the filing or the effectiveness of a Registration Statement for a Demand Registration or suspend the use of a prospectus that is part of any Resale Shelf Registration Statement (and therefore suspend sales of the Registrable Securities included therein pursuant to such Resale Shelf Registration Statement) by providing written notice to the holders of Registrable Securities in accordance with Section 2(f)(ii) if the board of directors of Pubco reasonably determines in good faith that the offer

Annex I-5

or sale of Registrable Securities would be expected to have a detrimental effect on any proposal or plan by Pubco or any subsidiary thereof to engage in any material acquisition or disposition of assets or stock (other than in the ordinary course of business) or any material merger, consolidation, tender offer, recapitalization, reorganization or similar transaction or would require Pubco to disclose any material nonpublic information which would reasonably be likely to be detrimental to Pubco and its subsidiaries; provided that in such event, the holders of Registrable Securities initially requesting such Demand Registration or Takedown Demand shall be entitled to withdraw such request. Pubco may delay or suspend the effectiveness of a Registration Statement filed hereunder or takedown offering pursuant to this Section 2(f)(i) twice in any consecutive twelve-month period; provided that, for the avoidance of doubt, Pubco may in any event delay or suspend the effectiveness of Demand Registration or takedown offering in the case of an event described under Section 5(g) to enable it to comply with its obligations set forth in Section 5(f).

(ii) In the case of an event that causes Pubco to suspend the use of any Resale Shelf Registration as set forth in Section 2(f)(i) or pursuant to Section 5(g) (a “Suspension Event”), Pubco shall give a notice to the holders of Registrable Securities registered pursuant to such Shelf Registration (a “Suspension Notice”), no later than three (3) Business Days from the date of such Suspension Event, to suspend sales of the Registrable Securities and, subject to the MNPI Provisions, such notice shall state that such suspension shall continue only for so long as the Suspension Event or its effect is continuing (provided that in each notice Pubco shall not disclose the basis for such suspension or any material non-public information to any Investor unless otherwise requested in writing by such Investor). Pubco shall use commercially reasonable efforts to make the Resale Shelf Registration Statement available for the sale by Investors of Registrable Securities as soon as practicable following a Suspension Event. A holder of Registrable Securities shall not effect any sales of the Registrable Securities pursuant to such Resale Shelf Registration (or such filings) at any time after it has received a Suspension Notice from Pubco and prior to receipt of an End of Suspension Notice (as defined below); provided, for the avoidance of doubt, that the foregoing shall not restrict or otherwise affect the consummation of any sale pursuant to a contract entered into, or order placed, by any holder prior to the delivery the Suspension Notice. Each holder of Registrable Securities agrees that such holder shall treat as confidential the receipt of the Suspension Notice and shall not disclose the information contained in such Suspension Notice without the prior written consent of Pubco until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by such holder in breach of the terms of this Agreement. The holders of Registrable Securities may recommence effecting sales of the Registrable Securities pursuant to the Resale Shelf Registration (or such filings) following further written notice to such effect (an “End of Suspension Notice”) from Pubco, which End of Suspension Notice shall be given by Pubco to the holders of Registrable Securities and to such holders’ counsel, if any, promptly following the conclusion of any Suspension Event.

(iii) Notwithstanding any provision herein to the contrary, if Pubco shall give a Suspension Notice with respect to any Resale Shelf Registration pursuant to this Section 2(f), Pubco agrees that it shall extend the period of time during which such Resale Shelf Registration shall be maintained effective pursuant to this Agreement by the number of days during the period from the date of receipt by the holders of the Suspension Notice to and including the date of receipt by the holders of the End of Suspension Notice and provide copies of the supplemented or amended prospectus necessary to resume sales, with respect to each Suspension Event; provided that such period of time shall not be extended beyond the date that Common Stock covered by such Resale Shelf Registration are no longer Registrable Securities.

(g) Selection of Underwriters. In connection with any Demand Registration, the Applicable Approving Party shall have the right to select the investment banker(s) and manager(s) to administer the offering; provided that such selection shall be subject to the written consent of Pubco, which consent will not be unreasonably withheld, conditioned or delayed. If any takedown offering is an underwritten offering, the Applicable Approving Party shall have the right to select the investment banker(s) and manager(s) to administer such takedown offering, provided that such selection shall be subject to the written consent of Pubco, which consent will not be unreasonably withheld, conditioned or delayed. In each case, Pubco and the Applicable Approving Party shall have the right to approve the underwriting arrangements with such investment banker(s) and manager(s) on behalf of all holders of Registrable Securities participating in such offering. All Investors proposing to distribute their securities through underwriting shall (together with Pubco) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting.

Annex I-6

(h) Other Registration Rights. Pubco represents and warrants to each holder of Registrable Securities that the registration rights granted in this Agreement do not conflict with any other registration rights granted by Pubco. Except as provided in this Agreement, Pubco shall not grant to any Persons the right to request Pubco to register any equity securities of Pubco, or any securities, options or rights convertible or exchangeable into or exercisable for such securities, without the prior written consent of the holders of a majority of the Registrable Securities then outstanding.

(i) Revocation of Demand Notice or Takedown Notice. At any time prior to the effective date of the Registration Statement relating to a Demand Registration or the “pricing” of any offering relating to a Takedown Demand, the holders of Registrable Securities that requested such Demand Registration or takedown offering may revoke such request for a Demand Registration or takedown offering on behalf of all holders of Registrable Securities participating in such Demand Registration or takedown offering without liability to such holders of Registrable Securities, in each case by providing written notice to Pubco.

3. Piggyback Registrations.

(a) Right to Piggyback. Whenever Pubco proposes to register under the Securities Act an offering of any of its securities on behalf of any holders thereof or otherwise effect an underwritten offering of securities (other than (i) pursuant to the Resale Shelf Registration Statement, (ii) pursuant to a Demand Registration (which, for the avoidance of doubt, is addressed in and subject to the rights set forth in, Section 2 hereof), (iii) pursuant to a Takedown Demand (which, for the avoidance of doubt, is addressed in and subject to the rights set forth in, Section 2 hereof), (iv) in connection with registrations on Form S-4 or S-8 promulgated by the Commission or any successor forms, (v) pursuant to a registration relating solely to employment benefit plans, or (vi) in connection with a registration the primary purpose of which is to register debt securities) and the registration form to be used may be used for the registration of Registrable Securities (a “Piggyback Registration”), Pubco shall give prompt written notice to all holders of Registrable Securities of its intention to effect such a Piggyback Registration and, subject to the terms of Sections 3(c) and 3(d) hereof, shall include in such Piggyback Registration (and in all related registrations or qualifications under blue sky laws or in compliance with other registration requirements and in any related underwriting) all Registrable Securities with respect to which Pubco has received written requests for inclusion therein within ten (10) Business Days after the delivery of Pubco’s notice; provided that any such other holder may withdraw its request for inclusion at any time prior to executing the underwriting agreement or, if none, prior to the applicable Registration Statement becoming effective (if applicable).

(b) Piggyback Expenses. The Registration Expenses of the holders of Registrable Securities shall be paid by Pubco in all Piggyback Registrations, whether or not any such registration became effective.

(c) Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of Pubco, and the managing underwriters advise Pubco in writing that in their opinion the number of securities requested to be included in such registration exceeds the number of securities which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, Pubco shall include in such registration (i) first, the securities Pubco proposes to sell, (ii) second, the Registrable Securities requested to be included in such registration by the Investors which, in the opinion of such underwriters, can be sold, without any such adverse effect (pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder), and (iii) third, other securities requested to be included in such registration which, in the opinion of such underwriters, can be sold, without any such adverse effect.

(d) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of Pubco’s securities other than holders of Registrable Securities, and the managing underwriters advise Pubco in writing that in their opinion the number of securities requested to be included in such registration exceeds the number of securities which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, Pubco shall include in such registration (i) first, the securities requested to be included therein by the holders initially requesting such registration, (ii) second, the Registrable Securities requested to be included in such registration by the Investors which, in the opinion of such underwriters, can be sold, without any such adverse effect (pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder), and (iii) third, other securities requested to be included in such registration which, in the opinion of such underwriters, can be sold, without any such adverse effect.

Annex I-7

(e) Other Registrations. If Pubco has previously filed a Registration Statement with respect to Registrable Securities pursuant to Section 2 or pursuant to this Section 3, and if such previous registration has not been withdrawn or abandoned, then Pubco shall not be required to file or cause to be effected any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Form S-8 or any successor form or the Resale Shelf Registration Statement or a New Registration Statement) at the request of any holder or holders of such Registrable Securities until a period of at least 90 days has elapsed from the effective date of such previous registration; provided, however, that Pubco shall at all times remain obligated to file, supplement and/or amend, as applicable, each Registration Statement required to be filed pursuant to Section 1 in accordance with Sections 1(a) and 1(b), as applicable.

(f) Right to Terminate Registration. Pubco shall have the right to terminate or withdraw any registration initiated by it under this Section 3 whether or not any holder of Registrable Securities has elected to include securities in such registration. The Registration Expenses of such withdrawn registration shall be borne by Pubco in accordance with Section 7.

4. Agreements of Certain Holders.

(a) If required by the managing underwriter(s), in connection with any underwritten Public Offering on or after the date hereof, any Investor that beneficially owns 1% or more of the outstanding Common Stock on the date of such underwritten Public Offering shall enter into lock-up agreements with the managing underwriter(s) of such underwritten Public Offering in such form as agreed to by such managing underwriter(s). In no event shall any Investor holding Registrable Securities that is not a director or executive officer of Pubco on the date of such underwritten Public Offering be required to enter into any such lock-up agreement (i) that contains less favorable terms than the terms offered to any other Investor, or (ii) unless such Investor has requested its Registrable Securities be included in such underwritten registration, after the first anniversary of the Closing Date (as defined in the Merger Agreement) if it owns less than 5% of the outstanding Common Stock on the date of such underwritten Public Offering. In addition, (i) in no event shall any Investor that is not a director or executive officer of Pubco on the date of such underwritten Public Offering be required to enter into lock-up agreements pursuant to this Section 4(a) on more than two (2) occasions (unless such Investor is including its Registrable Securities in an underwritten registration and such lock-up is requested by the managing underwriter(s) in connection therewith), (ii) any lock-up agreement into which any Investor enters into pursuant to this Section 4(a) shall be for a period of not more than sixty (60) days, (iii) the obligations of the Investors to enter into lockup agreements pursuant to this Section 4(a) shall terminate on the second anniversary of the Closing Date, (iv) no Investor shall be required to enter into a lock-up agreement pursuant to this Section 4(a) within six (6) months following the expiration of a previous lock-up agreement entered into by such Investor pursuant to this Section 4(a), (v) no Investor shall be required to be subject to a lock-up agreement pursuant to this Section 4(a) during the sixty (60) day period commencing immediately following the date that shares of Common Stock are first released from the Lock-up (as defined in the Support Agreements, respectively).

(b) The holders of Registrable Securities shall use commercially reasonable efforts to provide such information as may reasonably be requested by Pubco, or the managing underwriter, if any, in connection with the preparation of any Registration Statement in which the Registrable Securities of such holder are to be included, including amendments and supplements thereto, in order to effect the Registration Statement, including amendments and supplements thereto, in order to effect the Registration of any Registrable Securities under the Securities Act pursuant to Section 3. Notwithstanding anything else in this Agreement, Pubco shall not be obligated to include such holder’s Registrable Securities to the extent Pubco has not received such information, and received any other reasonably requested selling stockholder questionnaires, on or prior to the later of (i) the tenth (10th) Business Day following the date on which such information is requested from such holder and (ii) the second (2nd) Business Day prior to the first anticipated filing date of a Registration Statement pursuant to this Agreement.

5. Registration Procedures. In connection with the Registration to be effected pursuant to the Resale Shelf Registration Statement, and whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement or have initiated a takedown offering, Pubco shall use its reasonable best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto Pubco shall as expeditiously as reasonably possible:

(a) prepare in accordance with the Securities Act and all applicable rules and regulations promulgated thereunder and file with the Commission a Registration Statement, and all amendments and

Annex I-8

supplements thereto and related prospectuses as may be necessary to comply with applicable securities laws, with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective (provided that at least two (2) Business Days before filing a Registration Statement or prospectus or any amendments or supplements thereto, Pubco shall furnish to counsel selected by the Applicable Approving Party copies of all such documents proposed to be filed, which documents shall be subject to the review and comment of such counsel, and no such document shall be filed with the Commission to which any Investor or its counsel reasonably objects);

(b) notify each holder of Registrable Securities of (A) the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for that purpose, (B) the receipt by Pubco or its counsel of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (C) the effectiveness of each Registration Statement filed hereunder;

(c) prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement and the prospectus used in connection therewith current, effective and available for the resale of all of the Registrable Securities required to be covered thereby for a period ending when all of the securities covered by such Registration Statement have been disposed of in accordance with the intended methods of distribution by the sellers thereof set forth in such Registration Statement (but not in any event before the expiration of any longer period required under the Securities Act or, if such Registration Statement relates to an underwritten Public Offering, such longer period as in the opinion of counsel for the underwriters a prospectus is required by law to be delivered in connection with sale of Registrable Securities by an underwriter or dealer) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement;

(d) furnish to each seller of Registrable Securities thereunder such number of copies of such Registration Statement, each amendment and supplement thereto, the prospectus included in such Registration Statement (including each preliminary prospectus), each Free-Writing Prospectus and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

(e) during any period in which a prospectus is required to be delivered under the Securities Act, promptly file all documents required to be filed with the Commission, including pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Act;

(f) use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as the lead underwriter or the Applicable Approving Party reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that Pubco shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 5(f), (ii) consent to general service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction);

(g) promptly notify in writing each seller of such Registrable Securities (i) after it receives notice thereof, of the date and time when such Registration Statement and each post-effective amendment thereto has become effective or a prospectus or supplement to any prospectus relating to a Registration Statement has been filed and when any registration or qualification has become effective under a state securities or blue sky law or any exemption thereunder has been obtained, (ii) subject to the MNPI Provisions after receipt thereof, of any request by the Commission for the amendment or supplementing of such Registration Statement or prospectus or for additional information, and (iii) at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, Pubco promptly shall prepare, file with the Commission and furnish to each such seller a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

Annex I-9

(h) cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by Pubco are then listed and, if similar securities are not so listed, to be listed on a securities exchange and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with FINRA;

(i) if applicable, promptly effect a filing with FINRA pursuant to FINRA Rule 5110 (or successor thereto) with respect to the public offering contemplated by resales of securities under the Resale Shelf Registration Statement (an “Issuer Filing”), pay the filing fee required by such Issuer Filing and use its reasonable best efforts to pursue the Issuer Filing until FINRA issues a letter confirming that it does not object to the terms of the offering contemplated by the Resale Shelf Registration Statement.

(j) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such Registration Statement;

(k) enter into and perform such customary agreements (including underwriting agreements in customary form) and take all such other actions as the Applicable Approving Party or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, participating in such number of “road shows”, investor presentations and marketing events as the underwriters managing such offering may reasonably request);

(l) make available for inspection by a representative of the Investors, other than the Majority Silver Rock Investors and Sponsors (such representative to be selected by the Majority Presto Investors), a representative of the Sponsors, a representative of the Silver Rock Investors, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by any such representative or underwriter, all financial and other records, pertinent corporate and business documents and properties of Pubco as shall be reasonably requested to enable them to exercise their due diligence responsibility, and cause Pubco’s officers, managers, directors, employees, agents, representatives and independent accountants to supply all information reasonably requested by any such representative, underwriter, attorney, accountant or agent in connection with such Registration Statement; provided, however, that any such representative or underwriter enters into a confidentiality agreement, in form and substance reasonably satisfactory to Pubco, prior to the release or disclosure of any such information;

(m) take all reasonable actions to ensure that any Free-Writing Prospectus utilized in connection with any Demand Registration (including any Shelf Registration) or Piggyback Registration hereunder complies in all material respects with the Securities Act, is filed in accordance with the Securities Act to the extent required thereby, is retained in accordance with the Securities Act to the extent required thereby and, when taken together with the related prospectus, shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(n) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission;

(o) permit any holder of Registrable Securities who, in its good faith judgment (based on the advice of counsel), could reasonably be expected to be deemed to be an underwriter or a controlling Person of Pubco to participate in the preparation of such registration or comparable statement and to require the insertion therein of material furnished to Pubco in writing, which in the reasonable judgment of such holder and its counsel should be included;

(p) in the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Common Stock included in such Registration Statement for sale in any jurisdiction, use its reasonable best efforts promptly to obtain the withdrawal of such order;

(q) use its reasonable best efforts to cause such Registrable Securities covered by such Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the sellers thereof to consummate the disposition of such Registrable Securities;

(r) cooperate with the holders of Registrable Securities covered by the Registration Statement and the managing underwriter or agent, if any, to facilitate the timely preparation and delivery of certificates (not bearing

Annex I-10

any restrictive legends) representing securities to be sold under the Registration Statement and enable such securities to be in such denominations and registered in such names as the managing underwriter, or agent, if any, or such holders may request;

(s) cooperate with each holder of Registrable Securities covered by the Registration Statement and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

(t) if such registration includes an underwritten public offering, use its reasonable best efforts to obtain a cold comfort letter from Pubco’s independent public accountants and addressed to the underwriters, in customary form and covering such matters of the type customarily covered by cold comfort letters as the underwriters in such registration reasonably request;

(u) provide a legal opinion of Pubco’s outside counsel, dated the effective date of such Registration Statement (and, if such registration includes an underwritten Public Offering, dated the date of the closing under the underwriting agreement), with respect to the Registration Statement, each amendment and supplement thereto, the prospectus included therein (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature, which opinion shall be addressed to the underwriters;

(v) if Pubco files an Automatic Shelf Registration Statement covering any Registrable Securities, use its reasonable best efforts to remain a WKSI (and not become an ineligible issuer (as defined in Rule 405)) during the period during which such Automatic Shelf Registration Statement is required to remain effective;

(w) if Pubco does not pay the filing fee covering the Registrable Securities at the time an Automatic Shelf Registration Statement is filed, pay such fee at such time or times as the Registrable Securities are to be sold;

(x) subject to the terms of Section 2(c) and Section 2(d), if an Automatic Shelf Registration Statement has been outstanding for at least three (3) years, at the end of the third year, refile a new Automatic Shelf Registration Statement covering the Registrable Securities, and, if at any time when Pubco is required to re-evaluate its WKSI status Pubco determines that it is not a WKSI, use its reasonable best efforts to refile the Registration Statement on Form S-3 and keep such Registration Statement effective (including by filing a new Resale Shelf Registration or Shelf Registration, if necessary) during the period throughout which such Registration Statement is required to be kept effective;

(y) cooperate with each Investor that holds Registrable Securities being offered and the managing underwriter or underwriters with respect to an applicable Registration Statement, if any, to facilitate the timely (i) preparation and delivery of certificates (not bearing any restrictive legends) representing Registrable Securities to be offered pursuant to such Registration Statement, and enable such certificates to be registered in such names and in such denominations or amounts, as the case may be, or (ii) crediting of the Registrable Securities to be offered pursuant to a Registration Statement to the applicable account (or accounts) with The Depository Trust Company (“DTC”) through its Deposit/Withdrawal At Custodian (“DWAC”) system, in any such case as such Investor or the managing underwriter or underwriters, if any, may reasonably request; and

(z) for so long as this Agreement remains effective, (a) cause the Common Stock to be eligible for clearing through DTC, through its DWAC system; (b) be eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Common Stock; (c) ensure that the transfer agent for the Common Stock is a participant in, and that the Common Stock is eligible for transfer pursuant to, DTC’s Fast Automated Securities Transfer Program (or successor thereto); and (d) use its reasonable best efforts to cause the Common Stock to not at any time be subject to any DTC “chill,” “freeze” or similar restriction with respect to any DTC services, including the clearing of shares of Common Stock through DTC, and, in the event the Common Stock becomes subject to any DTC “chill,” “freeze” or similar restriction with respect to any DTC services, use its reasonable best efforts to cause any such “chill,” “freeze” or similar restriction to be removed at the earliest possible time.

6. Termination of Rights. Notwithstanding anything contained herein to the contrary, the right of any Investor to include Registrable Securities in any Demand Registration or any Piggyback Registration shall terminate on such date that (i) such Investor (together with its affiliates) beneficially owns less than 1% of the outstanding Common Stock, (ii) has held the securities for one year and (iii) may sell all of the Registrable Securities owned

Annex I-11

by such Investor pursuant to Rule 144 of the Securities Act without any restrictions as to volume or the manner of sale or otherwise and without the requirement for Pubco to be in compliance with the current public information required under Rule 144(c)(i) or Rule 144(i)(2); provided, however, that with respect to any Investor whose rights have terminated pursuant to this Section 6, if following such a termination, such Investor loses the ability to sell all of its Registrable Securities pursuant to Rule 144 of the Securities Act without any restrictions as to volume or the manner of sale or otherwise and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(i) or Rule 144(i)(2) due to a change in interpretive guidance by the Commission or otherwise, then such Investor’s right to include Registrable Securities in any Demand Registration or any Piggyback Registration shall be reinstated until such time as the Investor is once again able to sell all of its Registrable Securities pursuant to Rule 144 of the Securities Act without any restrictions as to volume or the manner of sale or otherwise and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(i) or Rule 144(i)(2).

7. Registration Expenses.

(a) All expenses incident to Pubco’s performance of or compliance with this Agreement, including, without limitation, all registration, qualification and filing fees, listing fees, fees and expenses of compliance with securities or blue sky laws, stock exchange rules and filings, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for Pubco and all independent certified public accountants, underwriters (excluding underwriting discounts and commissions) and other Persons retained by Pubco (all such expenses being herein called “Registration Expenses”), shall be borne by Pubco as provided in this Agreement and, for the avoidance of doubt, Pubco also shall pay all of its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by Pubco are then listed. Each Person that sells securities hereunder shall bear and pay all underwriting discounts and commissions, underwriter marketing costs, brokerage fees and transfer taxes applicable to the securities sold for such Person’s account and all reasonable fees and expenses of any legal counsel representing any such Person.

(b) Pubco shall reimburse the holders of Registrable Securities included in such registration for the reasonable fees and disbursements of one counsel chosen by the Applicable Approving Party in connection with any underwritten Demand Registration.

8. Indemnification.

(a) Pubco agrees to (i) indemnify, defend and hold harmless, to the fullest extent permitted by law, each Investor, each Person who controls such Investor (within the meaning of the Securities Act or the Exchange Act) each Investor’s and control Person’s respective officers, directors, members, partners, managers, agents, affiliates and employees from and against all losses, claims, actions, damages, liabilities and expenses (“Losses”) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus, preliminary prospectus, free writing prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a prospectus, in light of the circumstances under which the statements therein were made), and (ii) pay to each Investor and their respective officers, directors, members, partners, managers, agents, affiliates and employees and each Person who controls such Investor (within the meaning of the Securities Act or the Exchange Act), as incurred, any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, except in each case of (i) or (ii) insofar as the same are caused by or contained in any information furnished in writing to Pubco or any managing underwriter by or on behalf of such Investor expressly for use therein; provided, however, that the indemnity agreement contained in this Section 8 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of Pubco (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall Pubco be liable in any such case for any such claim, loss, damage, liability or action to the extent that it arises out of or is based upon an untrue or alleged untrue statement of any material fact contained in the Registration Statement, prospectus, preliminary prospectus, free writing prospectus or any amendment thereof or supplement thereto or omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration

Annex I-12

Statement, prospectus, preliminary prospectus, free writing prospectus or any amendment thereof or supplement thereto, in reliance upon and in conformity with written information furnished by or on behalf of such Investor expressly for use in connection with such Registration Statement or to the extent that such Loss results from an Investor’s initiation of a transaction pursuant to a Registration Statement during a Suspension Event noticed to such Investor by Pubco in accordance with Section 2(f)(ii) hereof. In connection with an underwritten offering, Pubco shall indemnify any underwriters or deemed underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act or the Exchange Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities.

(b) In connection with any Registration Statement in which a holder of Registrable Securities is participating, each such holder shall furnish to Pubco in writing such information relating to such holder as Pubco reasonably requests for use in connection with any such Registration Statement or prospectus and, to the extent permitted by law, shall indemnify Pubco, its officers, directors, employees, agents and representatives and each Person who controls Pubco (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue or alleged untrue statement or omission is contained in any information so furnished in writing by or on behalf of such holder or to the extent that such Loss results from an Investor’s initiation of a transaction pursuant to a Registration Statement during a Suspension Event noticed to such Investor by Pubco in accordance with Section 2(f)(ii) hereof; provided that the obligation to indemnify shall be individual, not joint and several, for each holder and shall be limited to the net amount of proceeds actually received by such holder from the sale of Registrable Securities pursuant to such Registration Statement.

(c) Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party in defending such claim) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (as well as one local counsel for each applicable jurisdiction) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, the conflicted indemnified parties shall have a right to retain one separate counsel, chosen by the holders of a majority of the Registrable Securities included in the registration, at the expense of the indemnifying party. Notwithstanding anything to the contrary contained herein, Pubco shall not, without the prior written consent of the Person entitled to indemnification, consent to entry of any judgment or enter into any settlement or other compromise with respect to any claim in respect of which indemnification or contribution may be or has been sought hereunder (whether or not any such indemnified Person is an actual or potential party to such action or claim) which does not include as an unconditional term thereof the giving by the claimant or plaintiff to the indemnified Persons of a full release from all liability with respect to such claim or which includes any admission as to fault or culpability or failure to act on the part of any indemnified Person.

(d) Each party hereto agrees that, if for any reason the indemnification provisions contemplated by Sections 8(a) or 8(b) are unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, relates to information

Annex I-13

supplied by or on behalf of such indemnifying party or indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just or equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation (even if the holders or any underwriters or all of them were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or, except as provided in Section 8(c), defending any such action or claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The sellers’ obligations in this Section 8(d) to contribute shall be several in proportion to the amount of securities registered by them and not joint and shall be limited to an amount equal to the net proceeds actually received by such seller from the sale of Registrable Securities effected pursuant to such registration (less the aggregate amount of any damages or other amounts such Investor has otherwise been required to pay (pursuant to Section 8(b) or otherwise) as a result of any untrue statements, alleged untrue statements, omissions or alleged omissions in connection with such registration).

(e) The indemnification and contribution provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, manager, agent, representative or controlling Person of such indemnified party and shall survive the transfer of Registrable Securities and the termination or expiration of this Agreement.

9. Participation in Underwritten Registrations. No Person may participate in any registration hereunder which is underwritten unless such Person (a) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements (including, without limitation, pursuant to any over-allotment or “green shoe” option requested by the underwriters; provided that no holder of Registrable Securities shall be required to sell more than the number of Registrable Securities such holder has requested to include) and (b) completes and executes all questionnaires, powers of attorney, custody agreements, stock powers, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements; provided that no holder of Registrable Securities included in any underwritten registration shall be required to make any representations or warranties to Pubco or the underwriters (other than representations and warranties regarding such holder, such holder’s title to the securities, such Person’s authority to sell such securities and such holder’s intended method of distribution) or to undertake any indemnification obligations to Pubco or the underwriters with respect thereto that are materially more burdensome than those provided in Section 8. Each holder of Registrable Securities shall execute and deliver such other agreements as may be reasonably requested by Pubco and the lead managing underwriter(s) that are consistent with such holder’s obligations under Section 4, Section 5 and this Section 9 or that are necessary to give further effect thereto, and Pubco shall execute and deliver such other agreements as may be reasonably requested by the lead managing underwriter(s) (if applicable) in order to effect any registration required hereunder. To the extent that any such agreement is entered into pursuant to, and consistent with, Section 4 and this Section 9, the respective rights and obligations created under such agreement shall supersede the respective rights and obligations of the holders, Pubco and the underwriters created pursuant to this Section 9.

10. Other Agreements.

(a) For so long as any Investor holds Registrable Securities that may be sold pursuant to Rule 144 only if Pubco is in compliance with the current public information requirement under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), Pubco will use its commercially reasonable efforts to make and keep public information available, as those terms are understood and defined in Rule 144 and, in furtherance thereof, (i) remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; and (ii) timely (without giving effect to any extensions pursuant to Rule 12b-25 under the Exchange Act, as applicable) file all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable (provided, that the failure to file Current Reports on Form 8-K, other than the Form 8-K filed on the Form 10 Disclosure Filing Date, shall not be deemed to violate this Section 10(b) to the extent that Rule 144 remains available for the resale of Registrable Securities). Upon reasonable prior written request, Pubco shall deliver to the Investors a customary written statement as to whether it has complied with such requirements.

Annex I-14

(b) Notwithstanding anything in this Agreement to the contrary, and subject to (and without limiting) Section 8(s) of the Subscription Agreements, in the event that Pubco believes that a notice or communication required by this Agreement to be delivered to any Investor contains material, nonpublic information relating to Pubco, its securities, any of its affiliates or any other Person, Pubco shall so indicate to such Investor prior to delivery of such notice or communication, and such indication shall provide such Investor the means to refuse to receive such notice or communication; and in the absence of any such indication, the Investors and their respective affiliates, agents and representatives shall be allowed to presume that all matters relating to such notice or communication do not constitute material, nonpublic information relating to Pubco, its securities, any of its affiliates or any other Person. In the event of a breach of any of the foregoing covenants by Pubco, any of its affiliates, or any of its or their respective officers, directors (or equivalent persons), employees, attorneys, agents or representatives, in addition to any other remedies otherwise available at law or in equity, each of the Investors shall have the right to make a public disclosure in the form of a press release or otherwise, of the applicable material nonpublic information without the prior approval by Pubco or any of its affiliates, officers, directors (or equivalent persons), employees, stockholders, attorneys, agents or representatives, and no Investor (nor any of its affiliates, agents or representatives) shall have any liability to Pubco, any of its affiliates or any of its or their respective officers, directors (or equivalent persons), employees, stockholders, attorneys, agents or representatives for any such disclosure.

(c) Notwithstanding the foregoing and Section 8(s) of the Subscription Agreements, to the extent Pubco reasonably and in good faith determines that it is necessary to disclose material non-public information to an Investor in order to comply with its obligations hereunder (a “Necessary Disclosure”), Pubco shall inform counsel to such Investor of such determination without disclosing the applicable material non-public information, and Pubco and such counsel on behalf of the applicable Investor shall endeavor to agree upon a process for making such Necessary Disclosure to the applicable Investor or its representatives that is mutually acceptable to such Investor and Pubco (an “Agreed Disclosure Process”). Thereafter, Pubco shall be permitted to make such Necessary Disclosure (only) in accordance with the Agreed Disclosure Process. In furtherance of (but without limiting) the foregoing or Section 8(s) of the Subscription Agreements, at any time on or after the effective date of the Resale Shelf Registration Statement, any Investor may deliver written notice (an “Opt-Out Notice”) to Pubco requesting that such Investor thereafter not receive notices from Pubco otherwise required by Section 10 of this Agreement, other than Suspension Notices to the extent applicable to such Investor; provided, however, that such Investor may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from any Investor (unless such Opt-Out Notice is subsequently revoked), Pubco shall not deliver any such notices to such Investor, and such Investor shall no longer be entitled to the rights associated with any such notice or conditioned upon the receipt of or response to any such notice.

(d) The stock certificates evidencing the Registrable Securities (and/or book entries representing the Registrable Securities) held by each Investor shall not contain or be subject to any legend restricting the transfer thereof (and the Registrable Securities shall not be subject to any stop transfer or similar instructions or notations) and no Investor shall be required to delivery any documentation affixed with a medallion guarantee in connection therewith: (A) while a Registration Statement covering the sale or resale of such securities is effective under the Securities Act, or (B) if such Investor provides customary paperwork to the effect that it has sold such shares pursuant to Rule 144, or (C) if such Registrable Securities are eligible for sale under Rule 144(b)(1) as set forth in customary non-affiliate paperwork provided by such Investor, or (D) if at any time on or after the date that is one year after the Form 10 Disclosure Filing Date such Investor certifies that it is not an affiliate of Pubco and that such Investor’s holding period for purposes of Rule 144 in respect of such Registrable Securities is at least six (6) months, or (E) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission) as determined in good faith by counsel to Pubco or set forth in a legal opinion delivered by nationally recognized counsel to the Initiating Holder (collectively, the “Unrestricted Conditions”). Pubco agrees that following the Registration Date or at such time as any of the Unrestricted Conditions is met or such legend is otherwise no longer required it will, no later than two (2) Business Days following the delivery by an Investor to Pubco or Pubco’s transfer agent of a certificate representing any Registrable Securities, issued with a restrictive legend, (or, in the case of Registrable Securities represented by book entries, delivery by an Investor to Pubco or Pubco’s transfer agent of a legend removal request) deliver or cause to be delivered to such Investor a certificate or, at the request of such Investor, deliver or cause to be delivered such Registrable Securities to such Investor by crediting the account of such Investor’s prime broker with DTC through its Deposit/Withdrawal at Custodian (DWAC) system, in each case, free from all restrictive and other legends and stop transfer or similar instructions or notations and without the requirement for any Investor to

Annex I-15

deliver any documentation affixed with a medallion guarantee. For purposes hereof, “Registration Date” shall mean the date that the Resale Shelf Registration Statement covering the Registration Statement has been declared effective by the Commission. If any of the Unrestricted Conditions is met at the time of issuance of any Registrable Securities (e.g., upon exercise of warrants), then such securities shall be issued free of all legends. Each Investor shall have the right to pursue any remedies available to it hereunder, or otherwise at law or in equity, including a decree of specific performance and/or injunctive relief, with respect to Pubco’s failure to timely deliver shares of Common Stock without legend as required pursuant to the terms hereof.

11. Definitions.

(a) “Applicable Approving Party” means the holders of a majority of the Registrable Securities participating in the applicable offering or, in the case of a Short-Form Registration effected pursuant to Section 2(c), the holders of a majority of the type of Registrable Securities that initiated such Short-Form Registration.

(b) “Block Trade” means any non-marketed underwritten takedown offering taking the form of a bought deal or block sale to a financial institution.

(c) “Business Day” means any day that is not a Saturday or Sunday or a legal holiday in the state in which Pubco’s chief executive office is located or in New York, NY.

(d) “Commission” means the U.S. Securities and Exchange Commission.

(e) “Common Stock” means the Common Stock of Pubco, par value $0.0001 per share.

(f) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

(g) “FINRA” means the Financial Industry Regulatory Authority or any successor thereto.

(h) “Free-Writing Prospectus” means a free-writing prospectus, as defined in Rule 405 of the Securities Act.

(i) “Form 10 Disclosure Filing Date” means the date on which Pubco shall file with the Commission a Current Report on Form 8-K that includes current “Form 10 information” (within the meaning of Rule 144) reflecting Pubco’s status as an entity that is no longer an issuer described in paragraph (i)(1)(i) of Rule 144, which in no event shall occur later than four business days following the consummation of the Mergers.

(j) “Majority Presto Investors” means, as of any date of determination, the holders of a majority of the Registrable Securities held by the Presto Investors and their successors and assigns.

(k) “Majority Silver Rock Investors” means, as of any date of determination, the holders of a majority of the Registrable Securities held by the Silver Rock Investors as of such date.

(l) “New Registration Statement Filing Deadline” means, with respect to any New Registration Statements that may be required pursuant to Section 1(b), (i) the tenth (10th) day following the first date on which such Registrable Securities may then be included in a Registration Statement if such Registration Statement is required to be filed because the Commission shall have informed Pubco that certain Registrable Securities were not eligible for inclusion in a previously filed Registration Statement, or (B) if such New Registration Statement is required for a reason other than as described in clause (i) of this definition, the fifteenth (15th) day following the date on which Pubco first knows that such New Registration Statement is required.

(m) “Permitted Transferees” means any Person to whom an Investor transfers Registrable Securities; provided, however, that, with respect to any transfer of Registrable Securities that constitute Lock-up Shares (as defined in the Bylaws), during the applicable Lock-up Period (as defined in the Bylaws and the Support Agreements), the transferee thereof shall only constitute a Permitted Transferee if such transferee is a Person to whom such Registrable Securities are permitted to be transferred by the transferring Investor during the applicable Lock-up Period (as defined in per Bylaws and the Support Agreements) under the Bylaws and the Support Agreements.

Annex I-16

(n) “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other legal entity or business organization and a governmental entity or any department, agency or political subdivision thereof.

(o) “Presto Investors” means the Investors set forth on the Schedule of Investors as of the date hereof and their direct and indirect transferees, if any, who become a party to this Agreement pursuant to Section 12(f) of this Agreement.

(p) “Prospectus” means (i) the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus and (ii) any free writing prospectus (within the meaning of Rule 405 under the Securities Act) relating to any offering of Registrable Securities pursuant to a Registration Statement.

(q) “Public Offering” means any sale or distribution by Pubco and/or holders of Registrable Securities to the public of Common Stock pursuant to an offering registered under the Securities Act.

(r) “Register,” “Registered” and “Registration” mean a registration effected by preparing and filing a Registration Statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.

(s) “Registrable Securities” means (i) any Founder Shares held by the Investors, (ii) any shares of Common Stock issued to an Investor, or issuable upon exercise of warrants issued to an Investor, in Pubco’s initial public offering, (iii) any Private Placement Warrants (or underlying securities) held by the Investors, (iv) any shares of Common Stock issued to an Investor pursuant to the terms of the Merger Agreement, (v) any Subscribed Notes, Subscribed Shares, Subscribed Warrants and Underlying Securities (as defined in the Subscription Agreements), (vi) any other shares of Common Stock or warrants to purchase shares of Common Stock held or later acquired by an Investor, (vii) any shares of Common Stock issued or issuable upon the exercise, conversion or exchange of, or pursuant to anti-dilution provisions applicable to, securities hereafter issued in exchange or substitution for, or otherwise with respect to, securities referred to in clauses (i) through (v) by way of reclassification, exchange or otherwise, and (viii) any Common Stock issued or issuable with respect to the securities referred to in the preceding clauses (i) through (vii) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when they have been sold or distributed to the public pursuant to an offering registered under the Securities Act or sold to the public through a broker, dealer or market maker in compliance with Rule 144 following the consummation of the Mergers or repurchased by Pubco or any of its subsidiaries. For purposes of this Agreement, a Person shall be deemed to be a holder of Registrable Securities, and the Registrable Securities shall be deemed to be in existence, whenever such Person holds such Registrable Securities of record or in “street name” or has the right to acquire directly or indirectly such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right and, in the case of Registrable Securities issuable upon exercise of warrants, assuming the exercise thereof for cash), whether or not such acquisition has actually been effected, and such Person shall be entitled to exercise the rights of a holder of Registrable Securities hereunder.

(t) “Registration Statement” means any registration statement filed by Pubco with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of Common Stock or Registrable Securities, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

(u) “Rule 144”, “Rule 405” and “Rule 415” mean, in each case, such rule promulgated under the Securities Act (or any successor provision) by the Commission, as the same shall be amended from time to time, or any successor rule then in force.

(v) “Securities Act” means the Securities Act of 1933, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

(w) “Shelf Participant” means any holder of Registrable Securities listed as a potential selling stockholder in connection with the Resale Shelf Registration Statement or the Shelf Registration or any such holder

Annex I-17

that could be added to such Resale Shelf Registration Statement or Shelf Registration without the need for a post-effective amendment thereto or added by means of an automatic post-effective amendment thereto.

(x) “WKSI” means a “well-known seasoned issuer” as defined under Rule 405.

12. Miscellaneous.

(a) No Inconsistent Agreements. Pubco shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates or in any way impairs the rights granted to the Investors in this Agreement.

(b) Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions among the parties hereto, written or oral, with respect to the subject matter hereof, and amends and restates the Prior Agreement its entirety.

(c) Remedies. Any Person having rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that, in addition to any other rights and remedies existing in its favor, any party shall be entitled to specific performance and/or other injunctive relief from any court of law or equity of competent jurisdiction (without posting any bond or other security) in order to enforce or prevent violation of the provisions of this Agreement.

(d) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only with the prior written consent of Pubco and the holders of a majority of the Registrable Securities then outstanding; provided, that such majority shall include the Majority Presto Investors for so long as the Presto Investors hold at least 5% of the outstanding Common Stock on the date of such amendment or waiver, provided, further, that no amendment may materially and disproportionately adversely affect the rights of any holder of Registrable Securities compared to other holders of Registrable Securities without the consent of such adversely affected holder. Any amendment or waiver effected in accordance with this Section 12(d) shall be binding upon each Investor and Pubco. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

(e) Successors and Assigns. All covenants and agreements in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and permitted assigns of the parties hereto whether so expressed or not. In addition, whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of purchasers or holders of Registrable Securities are also for the benefit of, and enforceable by, any subsequent holder of Registrable Securities and any subsequent holder of securities that are convertible into, or exercisable or exchangeable for, Registrable Securities. Pubco shall not assign its obligations hereunder without the prior written consent of the holders of a majority of the Registrable Securities then outstanding.

(f) Transfer of Rights. An Investor may transfer or assign, in whole or from time to time in part, to one or more Permitted Transferees, its rights and obligations under this Agreement and such rights will be transferred to such transferee effective upon receipt by Pubco of (A) written notice from such Investor stating the name and address of the transferee and identifying the number of Registrable Securities with respect to which rights under this Agreement are being transferred and the nature of the rights so transferred, and (B) except in the case of a transfer to an existing Investor, a written agreement from such transferee to be bound by the terms of this Agreement. A transferee of Registrable Securities who satisfies the conditions set forth in this Section 12(f) shall henceforth be an “Investor” for purposes of this Agreement and in the case of a transfer from a Presto Investor, Silver Rock Investor or the Sponsors, a transferee shall be considered a Presto Investor, a Silver Rock Investor or a Sponsor as shall be applicable. In the event a holder transfers Registrable Securities included on a Registration Statement and such Registrable Securities remain Registrable Securities following such transfer, at the request of such holder, Pubco shall use its reasonable best efforts to amend or supplement the Resale Shelf Registration Statement as may be necessary in order to enable such transferee to offer and sell such Registrable Securities

Annex I-18

pursuant to such Resale Shelf Registration Statement; provided that in no event shall Pubco be required to file a post-effective amendment to the Resale Shelf Registration Statement unless Pubco receives a written request from the subsequent transferee, requesting that its shares of Common Stock be included in the Resale Shelf Registration Statement, with all information reasonably requested by Pubco.

(g) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid, illegal or unenforceable in any respect under any applicable law, such provision shall be ineffective only to the extent of such prohibition, invalidity, illegality or unenforceability, without invalidating the remainder of this Agreement.

(h) Counterparts. This Agreement may be executed simultaneously in counterparts (including by means of facsimile, electronic mail, portable data format (PDF) or other electronic signature pages), any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

(i) Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. Unless the context otherwise required: (i) the use of the word “including” herein shall mean “including without limitation,” (ii) all references to Sections, Schedules or Exhibits are to Sections, Schedules or Exhibits contained in or attached to this Agreement, and (iii) words in the singular or plural include the singular and plural, and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter.

(j) Governing Law; Jurisdiction. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

(k) Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by or email or by registered or certified mail (postage prepaid, return receipt requested) to each Investor at the address indicated on the Schedule of Investors attached hereto and to Pubco at the address indicated below (or at such other address as shall be specified in a notice given in accordance with this Section 12(k)):

E La Carte, Inc. d/b/a Presto
810 Hamilton St.
Redwood City, CA 94063
E-mail: raj@presto.com
Attention: Rajat Suri

with a copy to:

White & Case LLP
1221 Avenue of the Americas
New York, NY 10020-1095

Email:          cdiamond@whitecase.com

            laurakatherine.mann@whitecase.com

            emery.choi@whitecase.com

Attention:    Colin Diamond

            Laura Katherine Mann

            Emery Choi

Annex I-19

(l) Mutual Waiver of Jury Trial. As a specifically bargained inducement for each of the parties to enter into this Agreement (with each party having had opportunity to consult counsel), each party hereto expressly and irrevocably waives the right to trial by jury in any lawsuit or legal proceeding relating to or arising in any way from this Agreement or the transactions contemplated herein, and any lawsuit or legal proceeding relating to or arising in any way to this Agreement or the transactions contemplated herein shall be tried in a court of competent jurisdiction by a judge sitting without a jury.

(m) No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

* * * * *

Annex I-20

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Registration Rights Agreement as of the date first written above.

VENTOUX CCM ACQUISITION CORP.
By:
Name:
Title:
INVESTORS:
Ventoux acquisition holdings llc
By:
Name:
Title:
chardan international investments, llc
By:
Name:
Title:
SILVER ROCK CONTINGENT CREDIT FUND LP
By:
Name:
Title:
SILVER ROCK TACTICAL ALLOCATION FUND LP
By:
Name:
Title:
cindat usa llc
By:
Name:
Title:
blind 1212, llc
By:
Name:
Title:
julie atkinson
By:
Name:
Christian ahrens
By:
Name:
ROMULUS CAPITAL II, L.P.
By:
Name:

Annex I-21

ROMULUS CAPITAL III, L.P.
By:
Name:
ROMULUS ELC b3 Special opportunity, L.P.
By:
Name:
RAJAT SURI
By:
Name:
AShish gupta
By:
Name:
Daniel Dreyman
By:
Name:
william healey
By:
Name:
Dan MOSHER
By:
Name:
KRISHNA GUPTA
By:
Name:
iLYA GOLUBOVICH
By:
Name:
KIM AXEL LOPDRUP
By:
Name:
BLYTHE MCGARVIE
By:
Name:
ED SCHEETZ
By:
Name:
GAIL ZAUDER
By:
Name:

Annex I-22

SCHEDULE OF INVESTORS

Investor	Address
Ventoux Acquisition Holdings LLC

Ventoux Acquisition Holdings LLC
211 North Street
Northampton, MA 01060
Attn: Ed Scheetz
E-mail: ed@ventouxccm.com

with a copy (which shall not constitute notice) to:

Dentons LLP
1221 Avenue of the Americas
New York, NY 10020
Attn: Brian Lee
E-mail:  brian.lee@dentons.com

and

Woolery & Co.

1 Pier 76

408 12th Ave

New York, NY 10018

Attn: Matthew J. Saur

Email: mathew@wooleryco.com

Chardan International Investments, LLC

Chardan International Investments LLC
17 State Street 21st Floor
New York, NY 10004
Attn: [•]
E-mail: [•]

with a copy (which shall not constitute notice) to:

Dentons LLP
1221 Avenue of the Americas
New York, NY 10020
Attn: Brian Lee
E-mail:  brian.lee@dentons.com

and

Woolery & Co.

1 Pier 76

408 12th Ave

New York, NY 10018

Attn: Matthew J. Saur

Email: mathew@wooleryco.com

Annex I-23

Cindat USA LLC	Cindat USA LLC Seagram Building, 375 Park Avenue #3703 New York, NY 10152 Attn: [•] E-mail: [•] with a copy (which shall not constitute notice) to: [•] [•] Attn: [•] E-mail: [•]
Blind 1212, LLC	Blind 1212, LLC [•] Attn: [•] E-mail: [•] with a copy (which shall not constitute notice) to: [•] [•] Attn: [•] E-mail: [•]
Julie Atkinson	[•] Attn: [•] E-mail: [•] with a copy (which shall not constitute notice) to: [•] [•] Attn: [•] E-mail: [•]
Christian Ahrens	[•] Attn: [•] E-mail: [•] with a copy (which shall not constitute notice) to: [•] [•] Attn: [•] E-mail: [•]
Romulus Capital II, L.P.	[•] Attn: Krishna Gupta E-mail: krishnakgupta20@gmail.com with a copy (which shall not constitute notice) to: [•] [•] Attn: [•] E-mail: [•]

Annex I-24

Romulus Capital III, L.P.	[•] Attn: Krishna Gupta E-mail: krishnakgupta20@gmail.com with a copy (which shall not constitute notice) to: [•] [•] Attn: [•] E-mail: [•]
Romulus ELC B3 Special Opportunity, L.P.	[•] Attn: Krishna Gupta E-mail: krishnakgupta20@gmail.com with a copy (which shall not constitute notice) to: [•] [•] Attn: [•] E-mail: [•]
Rajat Suri	[•] Attn: Rajat Suri E-mail: raj@presto.com with a copy (which shall not constitute notice) to: [•] [•] Attn: [•] E-mail: [•]
Ashish Gupta	[•] Attn: Ashish Gupta E-mail: ashish@presto.com with a copy (which shall not constitute notice) to: [•] [•] Attn: [•] E-mail: [•]
Daniel Dreyman	[•] Attn: [•] E-mail: [•] with a copy (which shall not constitute notice) to: [•] [•] Attn: [•] E-mail: [•]

Annex I-25

William Healey	[•] Attn: [•] E-mail: [•] with a copy (which shall not constitute notice) to: [•] [•] Attn: [•] E-mail: [•]
Dan Mosher	[•] Attn: [•] E-mail: [•] with a copy (which shall not constitute notice) to: [•] [•] Attn: [•] E-mail: [•]
Krishna Gupta	[•] Attn: [•] E-mail: [•] with a copy (which shall not constitute notice) to: [•] [•] Attn: [•] E-mail: [•]
Ilya Golubovich	[•] Attn: [•] E-mail: [•] with a copy (which shall not constitute notice) to: [•] [•] Attn: [•] E-mail: [•]
Kim Axel Lopdrup	[•] Attn: [•] E-mail: [•] with a copy (which shall not constitute notice) to: [•] [•] Attn: [•] E-mail: [•]

Annex I-26

Blythe McGarvie	[•] Attn: [•] E-mail: [•] with a copy (which shall not constitute notice) to: [•] [•] Attn: [•] E-mail: [•]
Ed Scheetz

Ventoux Acquisition Holdings LLC
211 North Street
Northampton, MA 01060
Attn: Ed Scheetz
E-mail: ed@ventouxccm.com

with a copy (which shall not constitute notice) to:

Dentons LLP
1221 Avenue of the Americas
New York, NY 10020
Attn: Brian Lee
E-mail:  brian.lee@dentons.com

and

Woolery & Co.

1 Pier 76

408 12th Ave

New York, NY 10018

Attn: Matthew J. Saur

Email: mathew@wooleryco.com

Gail Zauder	[•] Attn: [•] E-mail: [•] with a copy (which shall not constitute notice) to: [•] [•] Attn: [•] E-mail: [•]

Annex I-27

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this Joinder pursuant to the Amended and Restated Registration Rights Agreement dated as of _______________ (as the same may hereafter be amended, the “Registration Rights Agreement”), among Ventoux CCM Acquisition Corp., a Delaware corporation (“Pubco”), and the other persons named as parties therein.

By executing and delivering this Joinder to Pubco, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the provisions of the Registration Rights Agreement as a holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement.

Accordingly, the undersigned has executed and delivered this Joinder as of the ___ day of ________, 20__.

INVESTOR:
[•]
By: __________________________________
Its:
Address for Notices: [•]
[•]
[•]
[•]
Agreed and Accepted as of _________________
Ventoux ccm acquisition Corp.
By: __________________________________
Its:

Annex I-28

Annex J

Exhibit A

[•],

as Issuer,

the Guarantors from time to time party hereto

AND

U.S. Bank National Association,

as Trustee1

INDENTURE

Dated as of [•], 2022

9.0%/11.0%2 Convertible Senior PIK Toggle Notes due 2026

____________

1      NTD: This Indenture is subject to comments from the trustee that are reasonably acceptable to both parties.

2      NTD: Interest rate to be increased by 1.5% should the gross proceeds of the concurrent stock offering be less than $35 million.

Annex J-i

Annex J-ii

ARTICLE 10
Supplemental Indentures
Section 10.01.	Supplemental Indentures Without Consent of Holders	J-50
Section 10.02.	Supplemental Indentures with Consent of Holders	J-50
Section 10.03.	Effect of Supplemental Indentures	J-51
Section 10.04.	Notation on Notes	J-51
Section 10.05.	Evidence of Compliance of Supplemental Indenture to Be Furnished Trustee	J-51

Annex J-iii

ARTICLE 11
Consolidation, Merger, Sale, Conveyance and Lease
Section 11.01.	Company May Consolidate, Etc. on Certain Terms	J-52
Section 11.02.	Successor Corporation to Be Substituted	J-52

ARTICLE 12
Immunity of Incorporators, Stockholders, Officers and Directors
Section 12.01.	Indenture and Notes Solely Corporate Obligations	J-53

ARTICLE 13
[Reserved]

ARTICLE 14
Conversion of Notes
Section 14.01.	Conversion Privilege	J-53
Section 14.02.	Conversion Procedure; Settlement Upon Conversion	J-53
Section 14.03.	Company’s Mandatory Conversion Option.	J-56
Section 14.04.	Increased Conversion Rate Applicable to Certain Notes Surrendered in Connection with Make-Whole Fundamental Changes or during a Redemption Period	J-57
Section 14.05.	Adjustment of Conversion Rate	J-59
Section 14.06.	Adjustments of Prices	J-66
Section 14.07.	Shares to Be Fully Paid	J-66
Section 14.08.	Effect of Recapitalizations, Reclassifications and Changes of the Common Stock	J-66
Section 14.09.	Certain Covenants	J-68
Section 14.10.	Responsibility of Trustee	J-68
Section 14.11.	Notice to Holders Prior to Certain Actions	J-68
Section 14.12.	Stockholder Rights Plans	J-69
Section 14.13.	Exchange in Lieu of Conversion	J-69

ARTICLE 15
Repurchase of Notes at Option of Holders
Section 15.01.	[Intentionally Omitted]	J-69
Section 15.02.	Repurchase at Option of Holders Upon a Fundamental Change	J-69
Section 15.03.	Withdrawal of Fundamental Change Repurchase Notice	J-71
Section 15.04.	Deposit of Fundamental Change Repurchase Price	J-72
Section 15.05.	Covenant to Comply with Applicable Laws Upon Repurchase of Notes	J-72

ARTICLE 16
Optional Redemption
Section 16.01.	Optional Redemption	J-73
Section 16.02.	Notice of Optional Redemption; Selection of Notes	J-73
Section 16.03.	Payment of Notes Called for Redemption	J-74
Section 16.04.	Restrictions on Redemption	J-74
ARTICLE 17
Guarantee
Section 17.01.	Guarantee	J-74
Section 17.02.	Limitation on Guarantor Liability	J-75
Section 17.03.	Release of Guarantees	J-75

Annex J-iv

EXHIBIT

Exhibit A	Form of Note	J-81
Exhibit B	Form of PIK Election Notice	J-93

Annex J-v

INDENTURE dated as of [•], 2022 between [•], a Delaware corporation, as issuer (the “Company,” as more fully set forth in Section 1.01) and U.S. Bank National Association, as trustee (the “Trustee,” as more fully set forth in Section 1.01).

W I T N E S S E T H:

WHEREAS, for its lawful corporate purposes, the Company has duly authorized the issuance of its 9.0%/11.0% Convertible Senior PIK Toggle Notes due 2026 (the “Notes”), initially in an aggregate principal amount not to exceed $70,000,000, and in order to provide the terms and conditions upon which the Notes are to be authenticated, issued and delivered, the Company has duly authorized the execution and delivery of this Indenture; and

WHEREAS, the Form of Note, the certificate of authentication to be borne by each Note, the Form of Notice of Conversion, the Form of Fundamental Change Repurchase Notice and the Form of Assignment and Transfer to be borne by the Notes are to be substantially in the forms herein provided; and

WHEREAS, all acts and things necessary to make the Notes, when executed by the Company and authenticated and delivered by the Trustee or a duly authorized authenticating agent, as in this Indenture provided, the valid, binding and legal obligations of the Company, and this Indenture a valid agreement according to its terms, have been done and performed, and the execution of this Indenture and the issuance hereunder of the Notes have in all respects been duly authorized.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

That in order to declare the terms and conditions upon which the Notes are, and are to be, authenticated, issued and delivered, and in consideration of the premises and of the purchase and acceptance of the Notes by the Holders thereof, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of the respective Holders from time to time of the Notes (except as otherwise provided below), as follows:

Annex J-vi

Article 1
Definitions

Section 1.01. Definitions. The terms defined in this Section 1.01 (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.01. The words “herein,” “hereof,” “hereunder” and words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision. The terms defined in this Article include the plural as well as the singular.

“1% Provision” shall have the meaning specified in Section 14.05(l).

“30-Day ADTV” means, as of any date and with respect to any shares of Common Stock, an amount equal to the arithmetic average of the products, for each Trading Day in the 30 Trading Day period ending on, and including, the Trading Day immediately preceding such date, of (i) the daily trading volume in such shares of Common Stock on the applicable exchange for such Trading Day and (ii) the Daily VWAP for such Trading Day; provided that in the case of calculating the amount in this clause (ii) with respect to any shares of Common Stock, in respect of any Trading Day occurring on or subsequent to the Ex-Dividend Date for such dividend or distribution, such amount shall be increased by an amount of cash in U.S. dollars per share of Common Stock distributed, or to be distributed, in such dividend or distribution, net of any applicable withholding taxes, as determined by the Conversion Agent, unless such dividend or distribution does not occur, in which case such amount shall be reduced to the amount that would then be in effect if such dividend or distribution had not been declared.

“Additional Interest” means all amounts, if any, payable pursuant to Section 4.06(d) and Section 6.03, as applicable.

“Additional Shares” shall have the meaning specified in Section 14.04(a).

“Additional Warrants” shall mean warrants to purchase a number of shares of Common Stock equal to 50% of the number of shares of Common Stock into which the Notes redeemed pursuant to Section 16.01 were convertible on the Trading Day immediately prior to the Redemption Date. The Additional Warrants shall be identical to the Warrants (as such term is defined in the Subscription Agreement dated [•], 2021 by and between the Company, Silver Rock Contingent Credit Fund LP and Silver Rock Tactical Allocation Fund LP except that the exercise period of the Additional Warrants shall terminate on [•], 2026.3

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Subsidiary of the Company or such acquisition, merger or consolidation.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. Notwithstanding anything to the contrary herein, the determination of whether one Person is an “Affiliate” of another Person for purposes of this Indenture shall be made based on the facts at the time such determination is made or required to be made, as the case may be, hereunder.

“Applicable Premium” means, with respect to a Note at any Redemption Date occurring (i) before [•], 2025,4 (x) the present value at such Redemption Date of all required remaining scheduled interest payments (calculated based on the PIK interest rate) due on such Note through [•], 20255 (but excluding accrued and unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate plus 0.50% and (y) the Additional

____________

3        NTD: Insert Maturity Date.

4        NTD: Insert date that is the day before the third anniversary of issuance.

5        NTD: Insert date that is the third anniversary of issuance.

Annex J-1

Warrants, or (ii) on or after [•], 20256, the present value at such Redemption Date of all required remaining scheduled interest payments (calculated based on the PIK interest rate) due on such Note through [•], 20267 (but excluding accrued and unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, will be governed by Article 11 and/or Article 15 and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of the Company’s Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $1.0 million at such time;

(2) a transfer of assets (including Equity Interests of Subsidiaries) between or among the Company and its Subsidiaries;

(3) an issuance of Equity Interests by a Subsidiary of the Company to the Company or to another Subsidiary of the Company;

(4) the sale, abandonment, disposition, lease or sublease of products, inventory, equipment, services, accounts receivable or other assets or property (including, but not limited to, real property), or the granting of any option or other right to purchase, lease or otherwise acquire such assets, in each case, in the ordinary course of business and any sale or other disposition of assets that are damaged, worn out, obsolete or otherwise unsuitable for use or unusable by the Company or its Subsidiaries in connection with the conduct of their business as determined in good faith by the Company’s executive officers;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a Restricted Payment that does not violate Section 4.10 of this Indenture or a Permitted Investment;

(7) any sale or disposition deemed to occur in connection with the granting or creating of a Permitted Lien;

(8) the licensing of patents, trademarks, copyrights, and other intellectual property rights in the ordinary course of business;

(9) any involuntary loss, damage or destruction of property;

(10) any involuntary condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, or confiscation or requisition of use of property; and

(11) the lapse of registered patents, trademarks and other intellectual property of the Company and its Subsidiaries to the extent not economically desirable in the conduct of their business and so long as such lapse does not materially interfere with the business of the Company and its Subsidiaries.

“Board of Directors” means the board of directors of the Company or a committee of such board duly authorized to act for it hereunder.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors, and to be in full force and effect on the date of such certification, and delivered to the Trustee.

____________

6        NTD: Insert date that is the third anniversary of issuance.

7        NTD: Insert Maturity Date.

Annex J-2

“Business Day” means, with respect to any Note, any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed. However, solely for purposes of Section 18.06, a day on which the applicable place of payment is authorized or required by law or executive order to close or be closed will be deemed not to be a “Business Day.”

“Capital Stock” means, for any entity, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by that entity, but shall not include any debt securities convertible or exchangeable for any securities otherwise constituting Capital Stock pursuant to this definition until so converted or exchanged.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Cash Equivalents” means:

(1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2) marketable direct obligations issued or fully guaranteed by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof, maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s;

(3) commercial paper maturing no more than 270 days from the date of creation thereof and, at the time of acquisition, having a rating of at least A-2 from S&P or at least P-2 from Moody’s;

(4) in the case of any foreign Subsidiary of the Company, such local currencies held by it from time to time in the ordinary course of business and the foreign equivalent of Cash Equivalents described in clause (2) above;

(5) demand or time deposit accounts with commercial banks that satisfy the criteria described in clause (6) below or any other commercial bank organized under the laws of the United States of America, any state thereof, the District of Columbia, Canada or any province or territory thereof; provided that the full amount maintained with any such other bank is insured by the Federal Deposit Insurance Corporation or the Canadian Deposit Insurance Corporation, as applicable;

(6) obligations (including, but not limited to, overnight bank deposits, demand or time deposits, bankers’ acceptances and certificates of deposit) issued or guaranteed by a depository institution or trust company organized under the laws of the United States of America, any state thereof, the District of Columbia, Canada or any province or territory thereof or any United States branch of a foreign bank or any member of the European Union; provided that (A) such instrument has a final maturity not more than one year from the date of purchase thereof by the Company or any Subsidiary of the Company and (B) such depository institution or trust company has at the date of acquisition thereof combined capital and surplus in excess of $500.0 million;

(7) debt securities with maturities of six months or less from the date of acquisition backed by standby letters of credit issued by any commercial bank satisfying the criteria described in clause (6) above;

(8) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) and (6) above entered into with any bank meeting the qualifications specified in clause (6) above; and

(9) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (7) above.

“Cash Interest” shall have the meaning specified in Section 4.01.

“Cash Settlement” shall have the meaning specified in Section 14.02(a)(i).

Annex J-3

“Certificate of Designations” means the certificate of designations of the Company in effect on the date hereof, as amended from time to time.

“Clause A Distribution” shall have the meaning specified in Section 14.04(c).

“Clause B Distribution” shall have the meaning specified in Section 14.04(c).

“Clause C Distribution” shall have the meaning specified in Section 14.04(c).

“close of business” means 5:00 p.m. (New York City time).

“Combination Settlement” shall have the meaning specified in Section 14.02(a)(i).

“Commission” means the U.S. Securities and Exchange Commission.

“Common Equity” of any Person means Capital Stock of such Person that is generally entitled (a) to vote in the election of directors of such Person or (b) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

“Common Stock” means the voting common stock of the Company, par value $[0.0001]8 per share, at the date of this Indenture, subject to Section 14.08.

“Company” shall have the meaning specified in the first paragraph of this Indenture, and subject to the provisions of Article 11, shall include its successors and assigns.

“Company Order” means a written order of the Company signed by any of its Officers and delivered to the Trustee.

“Conversion Agent” shall have the meaning specified in Section 4.02.

“Conversion Consideration” shall have the meaning specified in Section 14.12(a).

“Conversion Date” shall have the meaning specified in Section 14.02(c).

“Conversion Obligation” shall have the meaning specified in Section 14.01(a).

“Conversion Price” means as of any time, $1,000, divided by the Conversion Rate as of such time.

“Conversion Rate” shall have the meaning specified in Section 14.01(a).

“Corporate Trust Office” means the designated office of the Trustee at which at any time this Indenture shall be administered, which office at the date hereof is located at U.S. Bank National Association, [•]9 Attention: [•], or such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the designated corporate trust office of any successor trustee (or such other address as such successor trustee may designate from time to time by notice to the Holders and the Company).

“Credit Facility” means any credit or debt facilities, commercial paper facilities or other debt instruments, indentures or agreements, in each case providing for revolving credit loans, term loans, receivables financings, letters of credit or other Indebtedness, in each case, including all agreements, instruments and documents executed and delivered pursuant to or in connection with any of the foregoing, including but not limited to any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other guarantees, pledge agreements, security agreements and collateral documents, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original banks, lenders or institutions or other banks, lenders or institutions or otherwise, and whether provided under any original Credit Facility or one or more other credit agreements, indentures, financing agreements or other Credit Facilities or otherwise). Without limiting the generality of the foregoing, the term “Credit Facility” shall include any (i) agreement changing the maturity of

____________

8        NTD: To be confirmed.

9        NTD: Trustee to provide.

Annex J-4

any Indebtedness incurred thereunder or contemplated thereby, (ii) agreement adding Subsidiaries as additional borrowers or guarantors thereunder, (iii) agreement increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder, (iv) Hedging Agreement or other similar agreement or arrangement with respect thereto or (v) agreement otherwise altering the terms and conditions thereof.

“Custodian” means the Trustee, as custodian for The Depository Trust Company, with respect to the Global Notes, or any successor entity thereto.

“Daily Conversion Value” means, for each of the 30 consecutive Trading Days during the Observation Period, 1/30th of the product of (a) the Conversion Rate on such Trading Day and (b) the Daily VWAP for such Trading Day.

“Daily Measurement Value” means the Specified Dollar Amount (if any), divided by ٣٠.

“Daily Settlement Amount,” for each of the 30 consecutive Trading Days during the Observation Period, shall consist of:

(a) cash in an amount equal to the lesser of (i) the Daily Measurement Value and (ii) the Daily Conversion Value on such Trading Day; and

(b) if the Daily Conversion Value on such Trading Day exceeds the Daily Measurement Value, a number of shares of Common Stock equal to (i) the difference between the Daily Conversion Value and the Daily Measurement Value, divided by (ii) the Daily VWAP for such Trading Day.

“Daily VWAP” means, for each of the 30 consecutive Trading Days during the relevant Observation Period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “[•] <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the market value of one share of the Common Stock on such Trading Day reasonably determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the Company). The “Daily VWAP” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

“Defaulted Amounts” means any amounts on any Note (including, without limitation, the Redemption Price, the Fundamental Change Repurchase Price, principal and interest) that are payable but are not punctually paid or duly provided for.

“Default Settlement Method” means, initially, Combination Settlement with a Specified Dollar Amount of $1,000 per $1,000 principal amount of Notes; provided, however, the Company may, from time to time, change the Default Settlement Method by sending written notice of the new Default Settlement Method to the Holders, the Trustee and the Conversion Agent (if other than the Trustee); and provided, further that the Company may, by notice to all Holders, the Trustee and the Conversion Agent (if other than the Trustee), irrevocably fix the Settlement Method (to any Settlement Method that it is then permitted to elect), that will apply to all Note conversions with a Conversion Date that is on or after the date the Company sends such notice. Notwithstanding the foregoing, no such change in the Default Settlement Method or irrevocable election will affect any Settlement Method theretofore elected (or deemed to be elected) with respect to any Note pursuant to Section 14.02. Concurrently with sending written notice to all Holders, the Trustee and the Conversion Agent (if other than the Trustee) of a change in the Default Settlement Method or an election to irrevocably fix the Settlement Method, the Company shall promptly issue a report on Form 8-K or press release, which the Company shall post on its website, announcing that it has made such change to the Default Settlement Method or elected to irrevocably fix the Settlement Method, as the case may be. For the avoidance of doubt, such an irrevocable election, if made, will be effective without the need to amend this Indenture or the Notes, including pursuant to Section 10.01(i). However, the Company may nonetheless choose to execute such an amendment at its option.

Annex J-5

“Depositary” means, with respect to each Global Note, the Person specified in Section 2.05(c) as the Depositary with respect to such Notes, until a successor shall have been appointed and become such pursuant to the applicable provisions of this Indenture, and thereafter, “Depositary” shall mean or include such successor.

“Designated Financial Institution” shall have the meaning specified in Section 14.12(a).

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof) or upon the happening of any event, matures or is mandatorily redeemable (other than solely for Capital Stock in such Person that does not constitute Disqualified Capital Stock and cash in lieu of fractional shares of such Capital Stock), pursuant to a sinking fund obligation or otherwise, or is redeemable (other than solely for Capital Stock in such Person that does not constitute Disqualified Capital Stock and cash in lieu of fractional shares of such Capital Stock) at the sole option of the holder thereof, on or prior to the final maturity date of the Notes; provided that if the Capital Stock in any Person is issued pursuant to any plan for the benefit of employees of the Company or any Subsidiary or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Capital Stock solely because it may be required to be repurchased by the Company or any Subsidiary in order to satisfy applicable statutory or regulatory obligations of such Person.

“Distributed Property” shall have the meaning specified in Section 14.04(c).

“Domestic Subsidiary” means any Subsidiary of the Company that is organized under the laws of the United States of America or any state thereof or the District of Columbia and any Subsidiary of such Domestic Subsidiary (including, for the avoidance of doubt, any Subsidiary of the Company which is organized and existing under the laws of Puerto Rico or any other territory of the United States of America).

“Effective Date” shall have the meaning specified in Section 14.03(c), except that, as used in Section 14.04 and Section 14.05, “Effective Date” means the first date on which shares of the Common Stock trade on the applicable exchange or in the applicable market, regular way, reflecting the relevant share split or share combination, as applicable. For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of shares of Common Stock under a separate ticker symbol or CUSIP number will not be considered “regular way” for this purpose.

“Eligible Market” means The New York Stock Exchange or The Nasdaq Stock Market.

“Equity Conditions” means, with respect to a given date of determination: (i) on each day during the period beginning 30 days prior to such applicable date of determination and ending on and including such applicable date of determination (the “Equity Conditions Measuring Period”) either (x) one or more registration statements filed with the Commission shall be effective and the prospectus contained therein shall be available on such applicable date of determination (with, for the avoidance of doubt, any shares of Common Stock previously sold pursuant to such prospectus deemed unavailable) for the resale of all shares of Common Stock to be issued in connection with the event requiring this determination (without regard to any limitations on conversion set forth herein) (a “Required Minimum Securities Amount”) or (y) all shares of Common Stock issuable upon conversion of the applicable Notes shall be eligible for sale pursuant to Rule 144 of the Securities Act, and the Company is then current with its required filings with the Commission; (ii) on each day during the Equity Conditions Measuring Period, the Common Stock (including all shares of Common Stock issued or issuable upon conversion of the Notes) is listed or designated for quotation (as applicable) on an Eligible Market and shall not have been suspended from trading on an Eligible Market (other than suspensions of not more than two days and occurring prior to the applicable date of determination due to business announcements by the Company) nor shall delisting or suspension by an Eligible Market have been threatened (with a reasonable prospect of delisting occurring after giving effect to all applicable notice, appeal, compliance and hearing periods) or reasonably likely to occur or pending as evidenced by (A) a writing by such Eligible Market or (B) the Company falling below the minimum listing maintenance requirements of the Eligible Market on which the Common Stock is then listed or designated for quotation, as applicable; (iii) during the Equity Conditions Measuring Period, the Company shall have delivered all shares of Common Stock issuable upon conversion of the Notes on a timely basis in accordance herewith and to the extent required hereby and to the extent required by any other Transaction Document; (iv) any shares of Common Stock to be issued in connection with the event requiring determination (or issuable upon conversion of the portion of the Notes being redeemed in the event requiring this determination (without regards to any limitations on conversion set forth herein)) may be issued in full without violating the rules or regulations of the Eligible Market on which

Annex J-6

the Common Stock is then listed or designated for quotation (as applicable); (v) on each day during the Equity Conditions Measuring Period, no public announcement of a pending, proposed or intended Fundamental Change shall have occurred which has not been abandoned, terminated or consummated; (vi) the Company shall have no knowledge of any fact that would reasonably be expected to cause (1) any registration statement filed with the Commission to not be effective or the prospectus contained therein to not be available, in each case, for the resale of the applicable Required Minimum Securities Amount of all shares of Common Stock issuable upon conversion of the applicable Notes in accordance with the terms of the Subscription Agreement or (2) any shares of Common Stock issuable upon conversion of the applicable Notes to not be eligible for sale pursuant to Rule 144, (vii) on each Trading Day during the Equity Conditions Measuring Period there shall not have occurred any Volume Failure as of such applicable date of determination; (viii) on the applicable date of determination all shares of Common Stock to be issued in connection with the event requiring this determination (or issuable upon conversion of the portion of this Note being redeemed in the event requiring this determination (without regards to any limitations on conversion set forth herein)) may be issued in full from the authorized and available shares of Common Stock of the Company; (ix) on each day during the Equity Conditions Measuring Period, there shall not have occurred and there shall not exist an Event of Default or an event that with the passage of time or giving of notice would constitute an Event of Default; (x) the shares of Common Stock issuable pursuant to the event requiring the satisfaction of the Equity Conditions are duly authorized and will be listed and eligible upon issuance for trading on an Eligible Market; (xi) no Holder shall be in possession of any material, non-public information provided to any of them by the Company, any of its Subsidiaries or any of their respective affiliates, employees, officers, representatives, agents or the like; provided, however that the foregoing shall not apply to information provided to any individual serving as a member of the board of directors or as a board observer in the course of such individual’s status as a director or board observer; or (xii) the Company shall not have failed to make any payment due pursuant to any Transaction Document which failure remains incurred as of the Mandatory Conversion Date.

“Equity Conditions Failure” means, with respect to any date of determination, the Equity Conditions have not been satisfied (or waived in writing by the applicable Holder).

“Equity Conditions Measuring Period” shall have the meaning specified in the definition of “Equity Conditions.”

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for Capital Stock).

“Event of Default” shall have the meaning specified in Section 6.01.

“Ex-Dividend Date” means the first date on which shares of the Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Company or, if applicable, from the seller of Common Stock on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Election” shall have the meaning specified in Section 14.12(a).

“Fair Market Value” value of such asset or liability as determined by senior management in good faith; provided that, except as otherwise provided in this Indenture, if the fair market value exceeds $1.0 million, such determination shall be made by the Board of Directors of the Company or an authorized committee thereof in good faith (including as to the value of all non-cash assets and liabilities).

“Form of Assignment and Transfer” means the “Form of Assignment and Transfer” attached as Attachment 3 to the Form of Note attached hereto as Exhibit A.

“Form of Fundamental Change Repurchase Notice” means the “Form of Fundamental Change Repurchase Notice” attached as Attachment 2 to the Form of Note attached hereto as Exhibit A.

“Form of Note” means the “Form of Note” attached hereto as Exhibit A.

“Form of Notice of Conversion” means the “Form of Notice of Conversion” attached as Attachment 1 to the Form of Note attached hereto as Exhibit A.

Annex J-7

“Fundamental Change” shall be deemed to have occurred at the time after the Notes are originally issued if any of the following occurs:

(a) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than the Company, its direct or indirect Wholly Owned Subsidiaries and the employee benefit plans of the Company and its Wholly Owned Subsidiaries, has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of Common Stock of the Company representing more than 50% of the voting power of the Common Stock of the Company and has filed a Schedule TO (or any successor schedule, form or report) or any schedule, form or report under the Exchange Act that discloses such fact, unless such beneficial ownership arises solely as a result of a revocable proxy delivered in response to a public proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act and is not also then reportable on Schedule 13D or Schedule 13G (or any successor schedule) under the Exchange Act; provided that no person or group shall be deemed to be the beneficial owner of any securities tendered pursuant to a tender or exchange offer made by or on behalf of such person or group until such tendered securities are accepted for purchase or exchange under such offer;

(b) the consummation of (A) any recapitalization, reclassification or change of the Common Stock (other than a change to par value or from par value to no par value or changes resulting from a subdivision or combination) as a result of which the Common Stock would be converted into, or exchanged for, stock, other securities, other property or assets; (B) any share exchange, consolidation or merger of the Company pursuant to which the Common Stock will be converted into cash, securities or other property or assets; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person other than one or more of the Company’s direct or indirect Wholly Owned Subsidiaries; provided, however, that neither (i) a transaction described in clause (A) or clause (B) in which the holders of all classes of the Company’s Common Equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of the continuing or surviving corporation or transferee or the direct or indirect parent thereof immediately after such transaction in substantially the same proportions (relative to each other) as such ownership immediately prior to such transaction nor (ii) any merger of the Company solely for the purpose of change its jurisdiction of incorporation that results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of common stock of the surviving entity shall, in each case, be a Fundamental Change pursuant to this clause (b);

(c) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; or

(d) the Common Stock (or other common stock underlying the Notes) ceases to be listed or quoted on any Eligible Market and is not listed or quoted on an Eligible Market within one Trading Day of such cessation;

provided, however, that a transaction or transactions described in clause (a) or clause (b) above shall not constitute a Fundamental Change, if at least 90% of the consideration received or to be received by the common stockholders of the Company, excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights, in connection with such transaction or transactions consists of shares of common stock that are listed or quoted on any Eligible Market or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions and as a result of such transaction or transactions such consideration, excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights (subject to the provisions of Section 14.02(a), Section 14.04 and Section 14.03) becomes Reference Property for the Notes. If any transaction in which the Common Stock is replaced by the securities of another entity occurs, following completion of any related Make-Whole Fundamental Change Period (or, in the case of a transaction that would have been a Fundamental Change or a Make-Whole Fundamental Change but for the proviso immediately following clause (d) of this definition, following the effective date of such transaction) references to the Company in this definition shall instead be references to such other entity.

For purposes of this definition, any transaction that constitutes a Fundamental Change pursuant to both clause (a) and clause (b) of this definition (without regard to the proviso in clause (2)) shall be deemed a Fundamental Change solely under clause (2) of such definition (subject to such proviso).

Annex J-8

“Fundamental Change Company Notice” shall have the meaning specified in Section 15.02(c).

“Fundamental Change Repurchase Date” shall have the meaning specified in Section 15.02(a).

“Fundamental Change Repurchase Notice” shall have the meaning specified in Section 15.02(b)(i).

“Fundamental Change Repurchase Price” shall have the meaning specified in Section 15.02(a).

The terms “given”, “mailed”, “notify,” “delivered” or “sent” with respect to any notice to be given to a Holder pursuant to this Indenture, including in circumstances pursuant to which such notice must be “written,” shall mean notice (x) given to the Depositary (or its designee) pursuant to the standing instructions from the Depositary or its designee, including by electronic mail in accordance with accepted practices or procedures at the Depositary (in the case of a Global Note) or (y) mailed to such Holder by first class mail, postage prepaid, at its address as it appears on the Note Register (in the case of a Physical Note), in each case, in accordance with Section 18.03. Notice so “given” shall be deemed to include any notice to be “mailed” or “delivered,” as applicable, under this Indenture.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

“Global Note” shall have the meaning specified in Section 2.05(b).

“Guarantee” means a guarantee by a Guarantor of the Company’s obligations under this Indenture.

“Guarantor” means each Domestic Subsidiary of the Company that is a guarantor of the Notes, including any Person that is required after the Issue Date to execute a Guarantee of the Notes pursuant to Section 4.14; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of this Indenture. On the Issue Date, each Domestic Subsidiary of the Company shall be a Guarantor.

“Hedging Agreement” means any rate swap agreement, forward rate agreement, commodity swap, commodity option, interest rate option, forward foreign exchange agreement, spot foreign exchange agreement, rate cap agreement, rate floor agreement, rate collar agreement, currency swap agreement, cross-currency rate swap agreement, currency option and any other similar agreement entered into for the purposes of hedging risks of currency, interest, or commodity price fluctuations or similar matters, or any indemnity agreements and arrangements entered into in connection therewith, in each case, as the same may be amended, restated, supplemented, or otherwise modified from time to time.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under a Hedging Agreement.

“Holder,” as applied to any Note, or other similar terms (but excluding the term “beneficial holder”), means any Person in whose name at the time a particular Note is registered on the Note Register.

“Horizon Revolving Credit Facility” means the senior secured facility under the Venture Loan and Security Agreement, dated as of March 5, 2021, by and between Horizon Technology Finance Corporation, as lender and collateral agent, and E la Carte, Inc., a Delaware corporation.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal of indebtedness of such Person for borrowed money;

(2) the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all reimbursement obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have not been reimbursed) (except to the extent such reimbursement obligations relate to trade payables and accounts payable and such obligations are satisfied within 30 days of Incurrence);

Annex J-9

(4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables or similar obligations to trade creditors), which purchase price is due more than one year after the date of placing such property in service or taking final delivery and title thereto;

(5) Capitalized Lease Obligations of such Person;

(6) the principal component of all obligations, or liquidation preference, of such Person with respect to any Disqualified Capital Stock or, with respect to any Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination (as determined in good faith by the Company) and (b) the amount of such Indebtedness of such other Persons;

(8) guarantees by such Person of the principal component of Indebtedness of the type referred to in clauses (1), (2), (3), (4), (5) and (9) of other Persons to the extent guaranteed by such Person;

(9) to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the net payments under such agreement or arrangement giving rise to such obligation that would be payable by such Person at the termination of such agreement or arrangement);

with respect to clauses (1), (2), (4) and (5) above, if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP.

The amount of Indebtedness of any Person at any time in the case of a revolving credit or similar facility will be the total amount of funds borrowed and then outstanding. The amount of any Indebtedness outstanding as of any date will be (a) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (b) the principal amount of Indebtedness, or liquidation preference thereof, in the case of any other Indebtedness. Indebtedness will be calculated without giving effect to the effects of Financial Accounting Standards Board Accounting Standards Codification Topic No. 815 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

“Indenture” means this instrument as originally executed or, if amended or supplemented as herein provided, as so amended or supplemented.

“Independent Financial Advisor” means a firm (1) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company, and (2) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

“interest” means, with respect to the Notes, interest (including PIK Interest) on the Notes.

“Interest Payment Date” means each March 15, June 15, September 15 and December 15 of each year, beginning on [June 15], 2022.

“Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. “Investment” shall exclude extensions of trade credit by the Company and its Subsidiaries in accordance with normal trade practices of the Company or such Subsidiary, as the case may be.

“Issue Date” means [•], 202[•], the date of original issuance of the Notes.

“Last Original Issue Date” means, (A) with respect to the Notes offered pursuant to the Subscription Agreement dated [•] by and between the Company and [•], the date of this Indenture; (B) with respect to any

Annex J-10

additional Notes issued pursuant to the first sentence of Section 2.10, and any Notes issued in exchange therefor or in substitution thereof, either (i) the later of (x) the date such Notes are originally issued and (y) the last date any Notes are originally issued as part of the same offering pursuant to the exercise of an option granted to the initial purchaser(s) of such Notes to purchase additional Notes; or (ii) such other date as is specified in an Officer’s Certificate delivered to the Trustee before the original issuance of such Notes.

“Last Reported Sale Price” of the Common Stock (or any other security for which a last reported sale price must be determined) on any date means the closing sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) per share of the Common Stock (or such other security) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which the Common Stock is traded. If the Common Stock (or such other security) is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “Last Reported Sale Price” shall be the last quoted bid price per share of the Common Stock (or such other security) in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization. If the Common Stock (or such other security) is not so quoted, the “Last Reported Sale Price” shall be the average of the midpoint of the last bid and ask prices per share of the Common Stock (or such other security) on the relevant date from each of at least three nationally recognized independent investment banking firms selected by the Company for this purpose. The “Last Reported Sale Price” shall be determined without regard to after-hours trading or any other trading outside of regular trading session hours.

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Make-Whole Fundamental Change” means any transaction or event that constitutes a Fundamental Change (as defined above and determined after giving effect to any exceptions to or exclusions from such definition, but without regard to the proviso in clause (b) of the definition thereof).

“Make-Whole Fundamental Change Period” shall have the meaning specified in Section 14.03(a).

“Mandatory Conversion” means a conversion pursuant to Section 14.03(a).

“Mandatory Conversion Condition” means the conditions required for the Company to cause Notes to be converted pursuant to Section 14.03(a).

“Mandatory Conversion Date” means the Conversion Date for a Mandatory Conversion, as provided in Section 14.03(c).

“Mandatory Conversion Notice” shall have the meaning specified in Section 14.03(b).

“Mandatory Conversion Notice Date” means the date on which the Company provides the Mandatory Conversion Notice in accordance with Section 14.03(b).

“Mandatory Conversion Right” shall have the meaning specified in Section 14.03(a).

“Market Capitalization” means, with respect to any date of determination, an amount equal to (i) the total number of issued and outstanding publicly traded shares of Common Stock multiplied by (ii) the 30-Day ADTV immediately preceding such date.

“Market Disruption Event” means, for the purpose of determining amounts due upon conversion only (a) a failure by the primary U.S. national or regional securities exchange or market on which the Common Stock is listed or admitted for trading to open for trading during its regular trading session or (b) the occurrence or existence prior to 1:00 p.m., New York City time, on any Scheduled Trading Day for the Common Stock for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in the Common Stock or in any options contracts or futures contracts relating to the Common Stock.

“Maturity Date” means [•], 2026.

“Merger Event” shall have the meaning specified in Section 14.07(a).

Annex J-11

“Nasdaq Stock Market” shall mean the Nasdaq Capital Market, the Nasdaq Global Market and the Nasdaq Global Select Market.

“Net Proceeds” means the aggregate cash proceeds and the fair market value of any Cash Equivalents received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, sales commissions, rationalization and other  relocation expenses incurred as a result of the Asset Sale, and taxes paid or payable as a result of the Asset Sale after taking into account any available tax credits or deductions and any tax sharing arrangements, (2) amounts required to be applied to the repayment of Indebtedness secured by a Permitted Lien on the asset or assets that were the subject of such Asset Sale, and (3) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Net Proceeds Offer” shall have the meaning specified in Section 4.18(d).

“Note” or “Notes” shall have the meaning specified in the first paragraph of the recitals of this Indenture.

“Note Obligation” shall have the meaning specified in Section 13.01.

“Note Register” shall have the meaning specified in Section 2.05(a).

“Note Registrar” shall have the meaning specified in Section 2.05(a).

“Notice of Conversion” shall have the meaning specified in Section 14.02(b).

“Notice of Redemption” shall have the meaning specified in Section 16.02(a).

“Obligations” means all obligations for principal, premium, interest, penalties, fees, expenses, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Observation Period” with respect to any Note surrendered for conversion means: (i) subject to clause (ii), if the relevant Conversion Date occurs prior to [•], 202610, the 30 consecutive Trading Day period beginning on, and including, the second Trading Day immediately succeeding such Conversion Date; (ii) if the relevant Conversion Date for a Note called for redemption occurs during a Redemption Period pursuant to Section 16.02, the 30 consecutive Trading Days beginning on, and including, the 31st Scheduled Trading Day immediately preceding such Redemption Date; and (iii) subject to clause (ii) of this definition above, if the relevant Conversion Date occurs on or after [•], 2026, the 30 consecutive Trading Days beginning on, and including, the 31st Scheduled Trading Day immediately preceding the Maturity Date.

“Officer” means, with respect to the Company, the Chief Executive Officer, the Chief Financial Officer, or the Chief Revenue Officer, or any Vice President (whether or not designated by a number or numbers or word or words added before or after the title “Vice President”).

“Officer’s Certificate,” when used with respect to the Company, means a certificate that is delivered to the Trustee and that is signed by any Officer of the Company. Each such certificate shall include the statements provided for in Section 18.05 if and to the extent required by the provisions of such Section. The Officer giving an Officer’s Certificate pursuant to Section 4.08 shall be the principal executive, financial or accounting officer of the Company.

“open of business” means 9:00 a.m. (New York City time).

“Opinion of Counsel” means an opinion in writing signed by legal counsel, who may be an employee of or counsel to the Company, or other counsel who is reasonably acceptable to the Trustee, which opinion may contain customary exceptions and qualifications as to the matters set forth therein, that is delivered to the Trustee. Each such opinion shall include the statements provided for in Section 18.05 if and to the extent required by the provisions of such Section 18.05.

____________

10      NTD: Insert date that is 32 days prior to the Maturity Date.

Annex J-12

“Optional Redemption” shall have the meaning specified in Section 16.01.

“outstanding,” when used with reference to Notes, shall, subject to the provisions of Section 8.04, mean, as of any particular time, all Notes authenticated and delivered by the Trustee under this Indenture, except:

(a) Notes theretofore canceled by the Trustee or accepted by the Trustee for cancellation;

(b) Notes, or portions thereof, that have become due and payable and in respect of which monies in the necessary amount shall have been deposited in trust with the Trustee or with any Paying Agent (other than the Company) or shall have been set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent);

(c) Notes that have been paid pursuant to Section 2.08 or Notes in lieu of which, or in substitution for which, other Notes shall have been authenticated and delivered pursuant to the terms of Section 2.08 unless proof satisfactory to the Trustee is presented that any such Notes are held by protected purchasers in due course;

(d) Notes converted pursuant to Article 14 and required to be cancelled pursuant to Section 2.08;

(e) Notes redeemed pursuant to Article 16; and

(f) Notes repurchased by the Company pursuant to the penultimate sentence of Section 2.10 and delivered to the Trustee for cancellation.

“Paying Agent” shall have the meaning specified in Section 4.02.

“Permitted Business” means a business in which the Company and its Subsidiaries were engaged on the Closing Date, and any business that is related, ancillary, incidental or complementary thereto.

“Permitted Indebtedness” shall have the meaning specified in Section 4.11(b).

“Permitted Investment” means:

(1) any Investment in a Subsidiary (including the Capital Stock of a Subsidiary) or the Company or a Person that will, upon the making of such Investment, become a Subsidiary or merge or consolidate with or into, or transfer or convey all or substantially all its assets to, or is liquidated into, the Company or a Subsidiary;

(2) receivables owing to the Company or any Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(3) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(4) any Investments in or repurchases of the Notes;

(5) any Investments consisting of purchases and acquisitions of inventory, supplies, services, material and equipment or licenses or leases of intellectual property, in any case, in the ordinary course of business or for the purpose of obtaining, maintaining or renewing client contracts and loans and advances to distributors, in each case, in the ordinary course of business;

(6) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and similar deposits entered into as a result of the operations of the business of the Company and its Subsidiaries in the ordinary course of business;

(7) Guarantees issued in accordance with Section 4.14 and Article 17;

(8) Investments in existence on the Issue Date and any extension, modification, replacement, reinvestment or renewal thereof; provided that any such extensions, modifications, replacements, reinvestments or renewals are not more disadvantageous to the Holders in any material respect than such Investments as they were in existence on the Issue Date; and

Annex J-13

(9) cash and Cash Equivalents.

“Permitted Liens” means the following types of Liens:

(1) Liens securing Indebtedness incurred pursuant to Section 4.11(b)(1) and all related Obligations;

(2) (i) Liens securing Indebtedness incurred pursuant to Section 4.11(b)(6) and all related Obligations; provided that such Liens do not extend to any property or assets other than property or assets acquired with such Indebtedness (and additions, accessions, improvements and replacements and customary deposits in connection therewith and proceeds and products therefrom) and (ii) Liens incurred in the ordinary course of business securing Indebtedness incurred pursuant to Section 4.11(b)(13);

(3) Liens imposed by law, including carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s Liens or other similar Liens, incurred in the ordinary course of business;

(4) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or that are being contested in good faith by appropriate proceedings, provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances or similar obligations issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(6) pledges, deposits or Liens in connection with workers’ compensation, professional liability insurance, insurance programs, unemployment insurance and other social security and other similar legislation or other insurance-related obligations (including, without limitation, pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements);

(7) Liens existing on the Issue Date (other than Liens permitted under clauses (1) and (2)) and replacement Liens that do not encumber additional assets, unless such encumbrance is otherwise permitted;

(8) Liens securing Indebtedness or other obligations of a Subsidiary of the Company owing to the Company or another Subsidiary of the Company; and

(9) Liens existing on property or assets of a Person at the time such Person becomes a Subsidiary of the Company (or at the time the Company or a Subsidiary acquires such property or assets); provided, however, that such Liens and arrangements are not created in connection with, or in contemplation of, such other Person becoming such a Subsidiary (or such acquisition of such property or assets).

“Physical Settlement” shall have the meaning specified in Section 14.02(a)(i).

“PIK Election” shall have the meaning specified in Section 4.01.

“PIK Interest” means the portion of an installment of interest due on an Interest Payment Date after a PIK Election as applicable in respect of Notes that is payable in PIK Notes or by increasing the outstanding principal amount of the Notes, in each case as provided in the Notes.

“PIK Notes” shall have the meaning specified in Section 2.02.

“PIK Payment” shall have the meaning specified in Section 2.02.

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof.

“Physical Notes” means permanent certificated Notes in registered form issued in denominations of $1,000 principal amount and integral multiples thereof.

“Predecessor Note” of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 2.06 in lieu of or in exchange for a mutilated, lost, destroyed or stolen Note shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Note that it replaces.

Annex J-14

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of Common Stock (or other applicable security) have the right to receive any cash, securities or other property or in which the Common Stock (or such other security) is exchanged for or converted into any combination of cash, securities or other property, the time and date fixed for determination of holders of the Common Stock (or such other security) entitled to receive such cash, securities or other property (whether such date is fixed by the Company in good faith, by statute, by contract or otherwise).

“Redemption Date” shall have the meaning specified in Section 16.02(a).

“Redemption Notice Date” means the date on which the Company provides the Notice of Redemption in accordance with Section 16.02.

“Redemption Period” means, with respect to any Optional Redemption of Notes pursuant to Article 16, the period from, and including, the Redemption Notice Date for such Optional Redemption to, and including, the close of business on the second Scheduled Trading Day immediately preceding the Redemption Date.

“Redemption Price” means, for any Notes to be redeemed pursuant to Section 16.01, 100% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to, but excluding, the Redemption Date (unless the Redemption Date falls after a Regular Record Date but on or prior to the immediately succeeding Interest Payment Date, in which case the Company will pay, on or, at the Company’s election, before such Interest Payment Date, the full amount of accrued and unpaid interest to the Holders of record of such Notes as of the close of business on such Regular Record Date, and the Redemption Price will be equal to 100% of the principal amount of such Notes to be redeemed) plus the Applicable Premium.

“Reference Property” shall have the meaning specified in Section 14.07(a).

“Refinancing Indebtedness” shall have the meaning specified in Section 4.11(b)(10).

“Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement dated [•], 2022, by and among the Company, Ventoux CCM Acquisition Corp., Ventoux Acquisition Holdings LLC, Chardan International Investments, LLC, Silver Rock Contingent Credit Fund LP, and the other parties thereto.

“Registrable Securities” shall have the meaning specified in the Subscription Agreement.

“Regular Record Date,” with respect to any Interest Payment Date, means the June 1 or December 1 (whether or not such day is a Business Day), as the case may be, immediately preceding the applicable June 15 or December 15 Interest Payment Date, respectively.

“Reorganization Merger Event” means a Merger Event that is solely for the purpose of changing the jurisdiction of organization of the Company that (x) does not constitute a Fundamental Change or a Make-Whole Fundamental Change and (y) results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of common stock of the surviving entity and such common stock becomes Reference Property for the notes

“Responsible Officer” means, when used with respect to the Trustee, any officer within the Corporate Trust Office of the Trustee, including any senior vice president, vice president, assistant vice president, any trust officer or assistant trust officer, or any other officer of the Trustee who customarily performs functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter relating to this Indenture is referred because of such person’s knowledge of and familiarity with the particular subject and who, in each case, shall have direct responsibility for the administration of this Indenture.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Securities” shall have the meaning specified in Section 2.05(c).

“Restrictive Notes Legend” shall have the meaning specified in Section 2.05(c).

“Rule 144” means Rule 144 as promulgated under the Securities Act.

Annex J-15

“Rule 144A” means Rule 144A as promulgated under the Securities Act.

“Scheduled Trading Day” means a day that is scheduled to be a Trading Day on the principal U.S. national or regional securities exchange or market on which the Common Stock is listed or admitted for trading. If the Common Stock is not so listed or admitted for trading, “Scheduled Trading Day” means a Business Day.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Settlement Amount” shall have the meaning specified in Section 14.02(a)(iv).

“Settlement Method” means, with respect to any conversion of Notes, Physical Settlement, Cash Settlement or Combination Settlement, as elected (or deemed to have been elected) by the Company.

“Settlement Method Election Date” shall have the meaning specified in Section 14.02(a)(iii).

“Settlement Notice” shall have the meaning specified in Section 14.02(a)(iii).

“Significant Subsidiary” means a Subsidiary of the Company that meets the definition of “significant subsidiary” in Rule 1-02(w) of Regulation S-X under the Exchange Act; provided that, in the case of a Subsidiary that meets the criteria of clause (1)(iii) of the definition thereof but not clause (1)(i) or (1)(ii) thereof, in each case, as such rule is in effect on the date hereof, such Subsidiary shall be deemed not to be a Significant Subsidiary unless the Subsidiary’s income (or loss) from continuing operations before income taxes exclusive of amounts attributable to any non-controlling interests for the last completed fiscal year prior to the date of such determination exceeds $1,000,000. For the avoidance of doubt, to the extent any such Subsidiary would not be deemed to be a “significant subsidiary” under the relevant definition set forth in Article 1, Rule 1-02 of Regulation S-X (or any successor rule) as in effect on the relevant date of determination, such Subsidiary shall not be deemed to be a “significant subsidiary” under this Indenture irrespective of whether such Subsidiary would otherwise be deemed to be a “significant subsidiary” pursuant to the immediately preceding sentence.

“Specified Dollar Amount” means the maximum cash amount per $1,000 principal amount of Notes to be received upon conversion as specified in the Settlement Notice (or deemed specified as provided in Section 14.02(a)(iii)) related to any converted Notes.

“Spin-Off” shall have the meaning specified in Section 14.05(c).

“Stock Price” shall have the meaning specified in Section 14.04(c).

“Subscription Agreement” means, collectively, the Subscription Agreements dated as of [•], each between the Company and the Subscriber defined therein.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person; (ii) such Person and one or more Subsidiaries of such Person; or (iii) one or more Subsidiaries of such Person.

“Successor Company” shall have the meaning specified in Section 11.01(a).

“Trading Day” means, except for determining amounts due upon conversion as set forth below, a day on which (i) trading in the Common Stock (or other security for which a closing sale price must be determined) generally occurs on The Nasdaq Stock Market or, if the Common Stock (or such other security) is not then listed on The Nasdaq Stock Market, on the principal other U.S. national or regional securities exchange on which the Common Stock (or such other security) is then listed or, if the Common Stock (or such other security) is not then listed on a U.S. national or regional securities exchange, on the principal other market (including an over-the-counter market) on which the Common Stock (or such other security) is then traded and (ii) a Last Reported Sale Price for the Common Stock (or closing sale price for such other security) is available on such securities exchange or market; provided that if the Common Stock (or such other security) is not so listed or traded, “Trading Day” means a Business Day; and provided further that, for purposes of determining amounts due upon conversion only, “Trading

Annex J-16

Day” means a day on which (x) there is no Market Disruption Event and (y) trading in the Common Stock generally occurs on The Nasdaq Stock Market or, if the Common Stock is not then listed on The Nasdaq Stock Market, on the principal other U.S. national or regional securities exchange on which the Common Stock is then listed or, if the Common Stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Stock is then listed or admitted for trading, except that if the Common Stock is not so listed or admitted for trading, “Trading Day” means a Business Day.

“Trading Price” of the Notes on any date of determination means the average of the secondary market bid quotations obtained for $2,000,000 principal amount of Notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers the Company selects for this purpose; provided that if three such bids cannot reasonably be obtained but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained, that one bid shall be used.

“Transaction Document” means any Subscription Agreement, this Indenture and the Notes.

“transfer” shall have the meaning specified in Section 2.05(c).

“Treasury Rate” means, at any redemption date, the yield to maturity as of such redemption date of constant maturity United States Treasury securities (as compiled and published in the most recent Federal Reserve Statistical Release H. 15 (519) that has become publicly available at least two Business Days prior to such redemption date (or, if such statistical release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to [•], 202511 (or, in the case of a redemption after such date, [•], 202512; provided, however, that if no published maturity exactly corresponds with such date, then the Treasury Rate shall be interpolated or extrapolated on a straight-line basis from the arithmetic mean of the yields for the next shortest and next longest published maturities; provided further, however, that if the period from such redemption date to [•], 2025 (or, in the case of a redemption after such date, [•], 2025, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trigger Event” shall have the meaning specified in Section 14.04(c).

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, as it was in force at the date of execution of this Indenture; provided, however, that in the event the Trust Indenture Act of 1939 is amended after the date hereof, the term “Trust Indenture Act” shall mean, to the extent required by such amendment, the Trust Indenture Act of 1939, as so amended.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this Indenture until a successor trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder.

“unit of Reference Property” shall have the meaning specified in Section 14.07(a).

“Valuation Period” shall have the meaning specified in Section 14.04(c).

“Volume Failure” means, with respect to a particular date of determination, the average daily dollar trading volume (as reported on Bloomberg) of the Common Stock on the primary U.S. national or regional securities exchange or market on which the Common Stock is listed on any Trading Day during the 20 Trading Day period ending on the Trading Day immediately preceding such date of determination (such period, the “Volume Failure Measuring Period”), is less than $2,000,000 (as adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions occurring after the effective date of the Subscription Agreement). All such determinations to be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions during such Volume Failure Measuring Period.

____________

11      NTD: Insert date that is the day before the third anniversary of issuance.

12      NTD: Insert date that is third anniversary of issuance.

Annex J-17

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (1) the then outstanding aggregate principal amount of such Indebtedness into (2) the sum of the total of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person, except that, solely for purposes of this definition, the reference to “more than 50%” in the definition of “Subsidiary” shall be deemed replaced by a reference to “100%.”

Section 1.02. References to Interest. Unless the context otherwise requires, any reference to interest on, or in respect of, any Note in this Indenture shall be deemed to include Additional Interest if, in such context, Additional Interest is, was or would be payable pursuant to any of Section 4.06(d) and Section 6.03. Unless the context otherwise requires, any express mention of Additional Interest in any provision hereof shall not be construed as excluding Additional Interest in those provisions hereof where such express mention is not made.

Article 2
Issue, Description, Execution, Registration and Exchange of Notes

Section 2.01. Designation and Amount. The Notes shall be designated as the “9.0%/11% Convertible Senior PIK Toggle Notes due 2026.” The aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is initially limited to $70,000,000 (excluding any Notes issued in connection with a PIK Election), subject to Section 2.10 and except for Notes authenticated and delivered upon registration or transfer of, or in exchange for, or in lieu of other Notes to the extent expressly permitted hereunder. Unless the context requires otherwise, references to the “principal” or “principal amount” of Notes including for purposes of calculating any Redemption Price, Fundamental Change Repurchase Price or otherwise, includes any increase in the principal amount of the Notes as a result of a PIK Payment.

Section 2.02. Form of Notes. The Notes and the Trustee’s certificate of authentication to be borne by such Notes shall be substantially in the respective forms set forth in Exhibit A, the terms and provisions of which shall constitute, and are hereby expressly incorporated in and made a part of this Indenture. To the extent applicable, the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. In the case of any conflict between this Indenture and a Note, the provisions of this Indenture shall control and govern to the extent of such conflict.

In connection with the payment of PIK Interest pursuant to a PIK Election in respect of the Notes, the Company is entitled to, without the consent of the Holders and without regard to Section 2.01 and 4.11 hereof, increase the outstanding principal amount of the Notes or issue additional Notes (“PIK Notes”) under this Indenture on the same terms and conditions as the Notes (in each case, a “PIK Payment”).

Any Global Note may be endorsed with or have incorporated in the text thereof such legends or recitals or changes not inconsistent with the provisions of this Indenture as may be required by the Custodian or the Depositary, or as may be required to comply with any applicable law or any regulation thereunder or with the rules and regulations of any securities exchange or automated quotation system upon which the Notes may be listed or traded or designated for issuance or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular Notes are subject.

Any of the Notes may have such letters, numbers or other marks of identification and such notations, legends or endorsements as the Officer executing the same may approve (execution thereof to be conclusive evidence of such approval) and as are not inconsistent with the provisions of this Indenture, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, or to conform to usage or to indicate any special limitations or restrictions to which any particular Notes are subject.

Each Global Note shall represent such principal amount of the outstanding Notes as shall be specified therein and shall provide that it shall represent the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from

Annex J-18

time to time be increased or reduced to reflect redemptions, repurchases, cancellations, conversions, transfers or exchanges permitted hereby. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the amount of outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in such manner and upon instructions given by the Holder of such Notes in accordance with this Indenture. Payment of principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest on, a Global Note shall be made to the Holder of such Note on the date of payment, unless a record date or other means of determining Holders eligible to receive payment is provided for herein.

On any Interest Payment Date on which the Company pays PIK Interest pursuant to a PIK Election with respect to a Global Note, the Trustee upon receipt of an Authentication Order shall increase the principal amount of such Note by an amount equal to the interest payable, rounded up to the nearest $1.00 for the relevant interest period on the principal amount of such Note as of the relevant Regular Record Date for such Interest Payment Date, to the credit of the Holders on such Regular Record Date, pro rata in accordance with their interests, and an adjustment shall be made on the books and records of the Trustee with respect to such Global Note, by the Trustee to reflect such increase. On any Interest Payment Date on which the Company pays PIK Interest pursuant to a PIK Election by issuing certificated PIK Notes, the principal amount of any such PIK Notes issued to any Holder, for the relevant interest period as of the relevant Regular Record Date for such Interest Payment Date, shall be rounded up to the nearest $1.00. Following an increase in the principal amount of a Global Note as a result of a PIK Payment such Global Note will bear interest on such increased principal amount from and after the relevant Interest Payment Date. The Company may not make a PIK Election in connection with the payment of any interest payable upon a redemption or in connection with a Fundamental Change.

Section 2.03. Date and Denomination of Notes; Payments of Interest and Defaulted Amounts. (a) The Notes shall be issuable in registered form without coupons in minimum denominations of $1,000 principal amount and integral multiples thereof, subject to the issuance of PIK Notes or the increase in the principal amount of a Global Note in order to evidence PIK Payments, which PIK Notes or increased principal amount of a Global Note will be in denominations of $1.00 and integral multiples of $1.00 in excess thereof. Each Note shall be dated the date of its authentication and shall bear interest from the date specified on the face of such Note. Accrued interest on the Notes shall be computed on the basis of a 360-day year composed of twelve 30-day months and, for partial months, on the basis of the number of days actually elapsed in a 30-day month.

(b) The Person in whose name any Note (or its Predecessor Note) is registered on the Note Register at the close of business on any Regular Record Date with respect to any Interest Payment Date shall be entitled to receive the interest payable on such Interest Payment Date. The principal amount of any Note (x) in the case of any Physical Note, shall be payable at the office or agency of the Company maintained by the Company for such purposes in the United States of America, which shall initially be the Corporate Trust Office and (y) in the case of any Global Note, shall be payable by wire transfer of immediately available funds to the account of the Depositary or its nominee. The Company shall pay, or cause the Paying Agent to pay, interest (i) on any Physical Notes (A) to Holders holding Physical Notes having an aggregate principal amount of $5,000,000 or less, by check mailed to the Holders of these Notes at their addresses as they appear in the Note Register and (B) to Holders holding Physical Notes having an aggregate principal amount of more than $5,000,000, either by check mailed to each such Holder or, upon written application by such a Holder to the Note Registrar in a form reasonably satisfactory to the Note Registrar not later than the relevant Regular Record Date, by wire transfer in immediately available funds to that Holder’s account within the United States if such Holder has provided the Trustee or the Paying Agent (if other than the Trustee) with the requisite information necessary to make such wire transfer, which written application shall remain in effect until the Holder notifies, in writing, the Note Registrar to the contrary or (ii) on any Global Note by wire transfer of immediately available funds to the account of the Depositary or its nominee.

(c) Any Defaulted Amounts shall forthwith cease to be payable to the Holder on the relevant payment date but shall accrue interest per annum at the rate borne by the Notes, subject to the enforceability thereof under applicable law, from, and including, such relevant payment date, and such Defaulted Amounts together with such interest thereon shall be paid by the Company, at its election in each case, as provided in clause (i) or (ii) below:

(i) The Company may elect to make payment of any Defaulted Amounts to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on a special record date for the payment of such Defaulted Amounts, which shall be fixed in the following manner. The Company

Annex J-19

shall notify the Trustee in writing of the amount of the Defaulted Amounts proposed to be paid on each Note and the date of the proposed payment (which shall be not less than 25 days after the receipt by the Trustee of such notice, unless the Trustee shall consent to an earlier date), and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount to be paid in respect of such Defaulted Amounts or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Amounts as in this clause provided. Thereupon the Company shall fix a special record date for the payment of such Defaulted Amounts which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment, and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment (unless the Trustee shall consent to an earlier date). The Company shall promptly notify the Trustee of such special record date at least [•] Business Days before such notice is to be sent to the Holders and the Trustee, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Amounts and the special record date therefor to be delivered to each Holder not less than 10 days prior to such special record date. Notice of the proposed payment of such Defaulted Amounts and the special record date therefor having been so delivered, such Defaulted Amounts shall be paid to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on such special record date and shall no longer be payable pursuant to the following clause (ii) of this Section 2.03(c). The Trustee shall have no responsibility whatsoever for the calculation of the Defaulted Amount.

(ii) The Company may make payment of any Defaulted Amounts in any other lawful manner not inconsistent with the requirements of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, and upon such notice as may be required by such exchange or automated quotation system, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

Section 2.04. Execution, Authentication and Delivery of Notes. The Notes shall be signed in the name and on behalf of the Company by the manual, facsimile or electronic signature of its Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary or other Officer of the Company.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Notes, including any additional Notes or PIK Notes, executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes, and the Trustee in accordance with such Company Order shall authenticate and deliver such Notes, without any further action by the Company hereunder; provided, however, that the Trustee shall be entitled to receive an Officer’s Certificate and an Opinion of Counsel of the Company with respect to the issuance, authentication and delivery of such Notes; provided, further, that notwithstanding anything to the contrary herein, no Officer’s Certificate or Opinion of Counsel shall be required to be delivered in connection with a payment of PIK Interest (whether by an issuance of PIK Notes or by an increase in Global Notes reflecting a PIK Payment).

Only such Notes as shall bear thereon a certificate of authentication substantially in the form set forth on the Form of Note attached as Exhibit A hereto, executed manually by an authorized officer of the Trustee (or an authenticating agent appointed by the Trustee as provided by Section 18.10), shall be entitled to the benefits of this Indenture or be valid or obligatory for any purpose. Such certificate by the Trustee (or such an authenticating agent) upon any Note executed by the Company shall be conclusive evidence that the Note so authenticated has been duly authenticated and delivered hereunder and that the Holder is entitled to the benefits of this Indenture.

In case any Officer of the Company who shall have signed any of the Notes shall cease to be such Officer before the Notes so signed shall have been authenticated and delivered by the Trustee, or disposed of by the Company, such Notes nevertheless may be authenticated and delivered or disposed of as though the person who signed such Notes had not ceased to be such Officer of the Company; and any Note may be signed on behalf of the Company by such persons as, at the actual date of the execution of such Note, shall be the Officers of the Company, although at the date of the execution of this Indenture any such person was not such an Officer.

Section 2.05. Exchange and Registration of Transfer of Notes; Restrictions on Transfer; Depositary. (a) The Company shall cause to be kept at the Corporate Trust Office a register (the register maintained in such office or in any other office or agency of the Company designated pursuant to Section 4.02, the “Note Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and of transfers of Notes. Such register shall be in written form or in any form capable of being converted into

Annex J-20

written form within a reasonable period of time. The Trustee is hereby initially appointed the “Note Registrar” for the purpose of registering Notes and transfers of Notes as herein provided. The Company may appoint one or more co-Note Registrars in accordance with Section 4.02.

Upon surrender for registration of transfer of any Note to the Note Registrar or any co-Note Registrar, and satisfaction of the requirements for such transfer set forth in this Section 2.05, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of any authorized denominations and of a like aggregate principal amount and bearing such restrictive legends as may be required by this Indenture.

Notes may be exchanged for other Notes of any authorized denominations and of a like aggregate principal amount, upon surrender of the Notes to be exchanged at any such office or agency maintained by the Company pursuant to Section 4.02. Whenever any Notes are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Notes that the Holder making the exchange is entitled to receive, bearing registration numbers not contemporaneously outstanding.

All Notes presented or surrendered for registration of transfer or for exchange, repurchase, redemption or conversion shall (if so required by the Company, the Trustee, the Note Registrar or any co-Note Registrar) be duly endorsed, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Company and duly executed, by the Holder thereof or its attorney-in-fact duly authorized in writing.

No service charge shall be imposed by the Company, the Trustee, the Note Registrar, any co-Note Registrar or the Paying Agent for any exchange or registration of transfer of Notes, but the Company may require a Holder to pay a sum sufficient to cover any documentary, stamp or similar issue or transfer tax required in connection therewith as a result of the name of the Holder of new Notes issued upon such exchange or registration of transfer being different from the name of the Holder of the old Notes surrendered for exchange or registration of transfer.

None of the Company, the Trustee, the Note Registrar or any co-Note Registrar shall be required to exchange for other Notes or register a transfer of (i) any Notes surrendered for conversion or, if a portion of any Note is surrendered for conversion, such portion thereof surrendered for conversion, (ii) any Notes, or a portion of any Note, surrendered for repurchase (and not withdrawn) in accordance with Article 15 or (iii) any Notes selected for redemption in accordance with Article 16, except the unredeemed portion thereof.

All Notes issued upon any registration of transfer or exchange of Notes in accordance with this Indenture shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture as the Notes surrendered upon such registration of transfer or exchange.

(b) So long as the Notes are eligible for book-entry settlement with the Depositary, unless otherwise required by law, subject to the fourth paragraph from the end of Section 2.05(c) all Notes shall be represented by one or more Notes in global form (each, a “Global Note”) registered in the name of the Depositary or the nominee of the Depositary. Each Global Note shall bear the legend required on a Global Note set forth in Exhibit A hereto. The transfer and exchange of beneficial interests in a Global Note that does not involve the issuance of a Physical Note shall be effected through the Depositary (but not the Trustee or the Custodian) in accordance with this Indenture (including the restrictions on transfer set forth herein) and the procedures of the Depositary therefor.

(c) Every Note that bears or is required under this Section 2.05(c) to bear the Restrictive Notes Legend (together with any Common Stock issued upon conversion of the Notes that is required to bear the legend set forth in Section 2.05(d), collectively, the “Restricted Securities”) shall be subject to the restrictions on transfer set forth in this Section 2.05(c) (including the legend set forth below) or Section 2.05(d)(including the legend set forth therein), as applicable, unless such restrictions on transfer shall be eliminated or otherwise waived by written consent of the Company, and the Holder of each such Restricted Security, by such Holder’s acceptance thereof, agrees to be bound by all such restrictions on transfer. As used in this Section 2.05(c) and Section 2.05(d), the term “transfer” encompasses any sale, pledge, transfer or other disposition whatsoever of any Restricted Security.

Any certificate evidencing some or all of the Notes (and all securities issued in exchange therefor or substitution thereof, other than Common Stock, if any, issued upon conversion thereof, which shall bear the legend set forth in Section 2.05(d), if applicable) shall bear a legend in substantially the following form (the “Restrictive Notes Legend”) (unless such Notes have been transferred pursuant to a registration statement that has become or

Annex J-21

been declared effective under the Securities Act and that continues to be effective at the time of such transfer, or sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, or unless otherwise agreed by the Company in writing, with notice thereof to the Trustee):

THIS SECURITY AND THE COMMON STOCK, IF ANY, ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

AGREES FOR THE BENEFIT OF [•] (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT AND IS EFFECTIVE AT THE TIME OF SUCH TRANSFER, OR

(C) TO A PERSON REASONABLY BELIEVED TO BE A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR

(D) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(D) ABOVE, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER FOR THE COMPANY TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

NO AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF THE COMPANY OR PERSON THAT HAS BEEN AN AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF THE COMPANY DURING THE PRECEDING THREE MONTHS MAY PURCHASE, OTHERWISE ACQUIRE OR HOLD THIS SECURITY OR A BENEFICIAL INTEREST HEREIN.

No transfer of any Note prior to the Resale Restriction Termination Date will be registered by the Note Registrar unless the applicable box on the Form of Assignment and Transfer has been checked.

Any Note (or security issued in exchange or substitution therefor) (i) as to which such restrictions on transfer shall have expired in accordance with their terms, (ii) that has been transferred pursuant to a registration statement that has become effective or been declared effective under the Securities Act and that continues to be effective at the time of such transfer or (iii) that has been sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, may, upon surrender of such Note for exchange to the Note Registrar in accordance with the provisions of this Section 2.05, be exchanged for a new Note or Notes, of like tenor and aggregate principal amount, which shall not bear the Restrictive Notes Legend required by this Section 2.05(c) and shall not be assigned a restricted CUSIP number. The Restrictive Notes Legend set forth above and affixed on any Note will be deemed, in accordance with the terms of the certificate representing such Note, to be removed therefrom upon the Company’ s delivery to the Trustee of written notice to such effect, without further action by the Company, the Trustee, the Holder(s) thereof or any other Person; at such time, such Note will be deemed to be assigned an unrestricted CUSIP number as provided in the certificate representing such Note, it being understood that the Depositary of any Global Note may require a mandatory exchange or other process to cause such Global Note to be identified by an unrestricted CUSIP number in the facilities of such Depositary; provided,

Annex J-22

however, that if such Note is a Global Note and the Depositary thereof requires a mandatory exchange or other procedure to cause such Global Note to be identified by “unrestricted” CUSIP and ISIN numbers in the facilities of such Depositary, then (i) the Company will effect such exchange or procedure as soon as reasonably practicable; and (ii) for purposes of Section 4.06, such Global Note will not be deemed to be identified by unrestricted CUSIP and ISIN numbers until such time as such exchange or procedure is effected. The Company and the Trustee reserve the right to require the delivery of such legal opinions, certifications or other evidence as may reasonably be required in order to determine that any proposed transfer of any Note is being made in compliance with the Securities Act and applicable state securities laws.

The Company shall be entitled to instruct the Custodian in writing to so surrender any Global Note as to which any of the conditions set forth in clause (i) through (iii) of the first sentence of the immediately preceding paragraph have been satisfied, and, upon such instruction, the Custodian shall so surrender such Global Note for exchange; and any new Global Note so exchanged therefor shall not bear the Restrictive Notes Legend specified in this Section 2.05(c) and shall not be assigned a restricted CUSIP number.

Notwithstanding any other provisions of this Indenture (other than the provisions set forth in this Section 2.05(c)), a Global Note may not be transferred as a whole or in part except (i) by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary and (ii) for exchange of a Global Note or a portion thereof for one or more Physical Notes in accordance with the second immediately succeeding paragraph.

The Depositary shall be a clearing agency registered under the Exchange Act. The Company initially appoints The Depository Trust Company to act as Depositary with respect to each Global Note. Initially, each Global Note shall be issued to the Depositary, registered in the name of Cede & Co., as the nominee of the Depositary, and deposited with the Trustee as custodian for Cede & Co.

If (i) the Depositary notifies the Company at any time that the Depositary is unwilling or unable to continue as depositary for the Global Notes and a successor depositary is not appointed within 90 days, (ii) the Depositary ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days or (iii) an Event of Default with respect to the Notes has occurred and is continuing and, subject to the Depositary’s applicable procedures, a beneficial owner of any Note requests that its beneficial interest therein be issued as a Physical Note, the Company shall execute, and the Trustee, upon receipt of an Officer’s Certificate and a Company Order for the authentication and delivery of Notes, shall authenticate and deliver (x) in the case of clause (iii), a Physical Note to such beneficial owner in a principal amount equal to the principal amount of such Note corresponding to such beneficial owner’s beneficial interest and (y) in the case of clause (i) or (ii), Physical Notes to each beneficial owner of the related Global Notes (or a portion thereof) in an aggregate principal amount equal to the aggregate principal amount of such Global Notes in exchange for such Global Notes, and upon delivery of the Global Notes to the Trustee such Global Notes shall be canceled.

Physical Notes issued in exchange for all or a part of the Global Note pursuant to this Section 2.05(c) shall be registered in such names and in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect participants or otherwise, or, in the case of clause (iii) of the immediately preceding paragraph, the relevant beneficial owner, shall instruct the Trustee. Upon execution and authentication, the Trustee shall deliver such Physical Notes to the Persons in whose names such Physical Notes are so registered.

At such time as all interests in a Global Note have been converted, canceled, repurchased upon a Fundamental Change, redeemed or transferred, such Global Note shall be, upon receipt thereof, canceled by the Trustee in accordance with standing procedures and existing instructions between the Depositary and the Custodian. At any time prior to such cancellation, if any interest in a Global Note is exchanged for Physical Notes, converted, canceled, repurchased upon a Fundamental Change, redeemed or transferred to a transferee who receives Physical Notes therefor or any Physical Note is exchanged or transferred for part of such Global Note, the principal amount of such Global Note shall, in accordance with the standing procedures and instructions existing between the Depositary and the Custodian, be appropriately reduced or increased, as the case may be, and an endorsement shall be made on such Global Note, by the Trustee or the Custodian, at the direction of the Trustee, to reflect such reduction or increase.

Annex J-23

None of the Company, the Trustee, the Conversion Agent, the Paying Agent or any agent of the Company or the Trustee shall have any responsibility or liability for any act or omission of the Depositary or for the payment of amounts to owners of beneficial interest in a Global Note, for any aspect of the records relating to or payments made on account of those interests by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to those interests.

(d) Any stock certificate representing Common Stock issued upon conversion of a Note shall bear a legend in substantially the following form (unless such Common Stock has been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer, or pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, or such Common Stock has been issued upon conversion of a Note that has been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer, or pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, or unless otherwise agreed by the Company with written notice thereof to the Trustee and any transfer agent for the Common Stock):

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

AGREES FOR THE BENEFIT OF [•] (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE OF THE NOTES UPON THE CONVERSION OF WHICH THIS SECURITY WAS ISSUED OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT AND IS EFFECTIVE AT THE TIME OF SUCH TRANSFER, OR

(C) TO A PERSON REASONABLY BELIEVED TO BE A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR

(D) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

PRIOR TO THE REGISTRATION OF THIS SECURITY IN CONNECTION WITH ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(D) ABOVE, THE COMPANY AND THE TRANSFER AGENT FOR THE COMPANY’S COMMON STOCK RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER FOR THE COMPANY TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

Any such Common Stock (i) as to which such restrictions on transfer shall have expired in accordance with their terms, (ii) that has been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer or (iii) that has been sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, may, upon surrender of the certificates representing such shares of Common Stock for exchange in accordance with the procedures of the transfer agent for the Common Stock, be exchanged for a new certificate or certificates for a like aggregate number of shares of Common Stock, which shall not bear the restrictive legend required by this Section 2.05(d).

Annex J-24

The Company shall cause any Note that is repurchased or owned by it to be surrendered to the Trustee for cancellation in accordance with Section 2.08.

The Trustee and any other agent appointed under this Indenture shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depositary participants or beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

Neither the Trustee nor any agent shall have any responsibility or liability for any actions taken or not taken by the Depositary, and may assume performance absent written notice to the contrary.

(e) Any Note or Common Stock issued upon conversion of a Note that is repurchased or owned by the Company or any Affiliate of the Company (or any Person who was an Affiliate of the Company at any time during the three months immediately preceding) may not be resold by the Company or such Affiliate (or such Person, as the case may be) unless registered under the Securities Act or resold pursuant to an exemption from the registration requirements of the Securities Act in a transaction that results in such Note or Common Stock, as the case may be, no longer being a “restricted security” (as defined under Rule 144).

Section 2.06. Mutilated, Destroyed, Lost or Stolen Notes. In case any Note shall become mutilated or be destroyed, lost or stolen, the Company in its discretion may execute, and upon receipt of a Company Order the Trustee or an authenticating agent appointed by the Trustee shall authenticate and deliver, a new Note, bearing a registration number not contemporaneously outstanding, in exchange and substitution for the mutilated Note, or in lieu of and in substitution for the Note so destroyed, lost or stolen. In every case the applicant for a substituted Note shall furnish to the Company, to the Trustee and, if applicable, to such authenticating agent such security or indemnity as may be required by them to save each of them harmless from any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company, to the Trustee and, if applicable, to such authenticating agent evidence to their satisfaction of the destruction, loss or theft of such Note and of the ownership thereof.

The Trustee or such authenticating agent may authenticate any such substituted Note and deliver the same upon the receipt of a Company Order and such security or indemnity as the Trustee, the Company and, if applicable, such authenticating agent may require. No service charge shall be imposed by the Company, the Trustee, the Note Registrar, any co-Note Registrar or the Paying Agent upon the issuance of any substitute Note, but the Company may require a Holder to pay a sum sufficient to cover any documentary, stamp or similar issue or transfer tax required in connection therewith as a result of the name of the Holder of the new substitute Note being different from the name of the Holder of the old Note that became mutilated or was destroyed, lost or stolen. In case any Note that has matured or is about to mature or has been surrendered for redemption or required repurchase or is about to be converted in accordance with Article 14 shall become mutilated or be destroyed, lost or stolen, the Company may, in its sole discretion, instead of issuing a substitute Note, pay or authorize the payment of or convert or authorize the conversion of the same (without surrender thereof except in the case of a mutilated Note), as the case may be, if the applicant for such payment or conversion shall furnish to the Company, to the Trustee and, if applicable, to such authenticating agent such security or indemnity as may be required by them to save each of them harmless for any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, evidence satisfactory to the Company, the Trustee and, if applicable, any Paying Agent or Conversion Agent evidence of their satisfaction of the destruction, loss or theft of such Note and of the ownership thereof.

Every substitute Note issued pursuant to the provisions of this Section 2.06 by virtue of the fact that any Note is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be found at any time, and shall be entitled to all the benefits of (but shall be subject to all the limitations set forth in) this Indenture equally and proportionately with any and all other Notes duly issued hereunder. To the extent permitted by law, all Notes shall be held and owned upon the express condition that the foregoing provisions are exclusive with respect to the replacement, payment, redemption, conversion or repurchase of mutilated, destroyed, lost or stolen Notes and shall preclude any and all other rights

Annex J-25

or remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement, payment, redemption, conversion or repurchase of negotiable instruments or other securities without their surrender.

Section 2.07. Temporary Notes. Pending the preparation of Physical Notes, the Company may execute and the Trustee or an authenticating agent appointed by the Trustee shall, upon written request of the Company, authenticate and deliver temporary Notes (printed or lithographed). Temporary Notes shall be issuable in any authorized denomination, and substantially in the form of the Physical Notes but with such omissions, insertions and variations as may be appropriate for temporary Notes, all as may be determined by the Company. Every such temporary Note shall be executed by the Company and authenticated by the Trustee or such authenticating agent upon the same conditions and in substantially the same manner, and with the same effect, as the Physical Notes. Without unreasonable delay, the Company shall execute and deliver to the Trustee or such authenticating agent Physical Notes (other than any Global Note) and thereupon any or all temporary Notes (other than any Global Note) may be surrendered in exchange therefor, at each office or agency maintained by the Company pursuant to Section 4.02 and the Trustee or such authenticating agent upon receipt of a Company Order shall authenticate and deliver in exchange for such temporary Notes an equal aggregate principal amount of Physical Notes. Such exchange shall be made by the Company at its own expense and without any charge therefor. Until so exchanged, the temporary Notes shall in all respects be entitled to the same benefits and subject to the same limitations under this Indenture as Physical Notes authenticated and delivered hereunder.

Section 2.08. Cancellation of Notes Paid, Converted, Etc. The Company shall cause all Notes surrendered for the purpose of payment, repurchase (including upon a Fundamental Change but not including Notes repurchased pursuant to cash-settled swaps and other derivatives), redemption, registration of transfer or exchange or conversion (other than any Notes exchanged pursuant to Section 14.12), if surrendered to the Company or any of its agents, Subsidiaries or Affiliates, as applicable, to be surrendered to the Trustee for cancellation. All Notes delivered to the Trustee shall be canceled promptly by it in accordance with its customary procedures. Except for any Notes surrendered for registration of transfer or exchange, or as otherwise expressly permitted by any of the provisions of this Indenture, no Notes shall be authenticated in exchange for any Notes surrendered to the Trustee for cancellation. The Trustee shall dispose of canceled Notes in accordance with its customary procedures and, after such disposition, shall deliver a certificate of such disposition to the Company, at the Company’s written request in a Company Order.

Section 2.09. CUSIP Numbers. The Company in issuing the Notes may use “CUSIP” numbers (if then generally in use), and, if so, the Trustee shall use “CUSIP” numbers in all notices issued to Holders as a convenience to such Holders; provided that the Trustee shall have no liability for any defect in the “CUSIP” numbers as they appear on any Note, notice or elsewhere, and, provided, further, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or on such notice and that reliance may be placed only on the other identification numbers printed on the Notes. The Company shall promptly notify the Trustee in writing of any change in the “CUSIP” numbers.

Section 2.10. Additional Notes; Repurchases. The Company may, without the consent of, or notice to, the Holders and notwithstanding Section 2.01, reopen this Indenture and issue additional Notes hereunder with the same terms as the Notes initially issued hereunder (other than differences in the issue date, the issue price, interest accrued prior to the issue date of such additional Notes and, if applicable, restrictions on transfer in respect of such additional Notes) in an unlimited aggregate principal amount; provided it has not made a PIK Election prior to such date of issuance of additional Notes and provided, further, that if any such additional Notes are not fungible with the Notes initially issued hereunder for U.S. federal income tax or securities law purposes, such additional Notes shall not have the same CUSIP numbers as the Notes initially issued hereunder. Prior to the issuance of any such additional Notes, the Company shall deliver to the Trustee (copied to the Paying Agent and Note Registrar) a Company Order, an Officer’s Certificate and an Opinion of Counsel, such Officer’s Certificate and Opinion of Counsel to cover such matters, in addition to those required by Section 18.05, as the Trustee shall reasonably request. In addition, the Company may, to the extent permitted by law, and directly or indirectly (regardless of whether such Notes are surrendered to the Company), repurchase Notes in the open market or otherwise, whether by the Company or its Subsidiaries or through a privately negotiated transaction or public tender or exchange offer or through counterparties to private agreements, including by cash-settled swaps or other derivatives, in each case, without the consent of or notice to the Holders of the Notes. The Company shall cause any Notes so repurchased (other than Notes repurchased pursuant to cash-settled swaps or other derivatives) to be surrendered to the Trustee for cancellation in accordance with Section 2.08 and such Notes shall no longer be considered outstanding under this Indenture upon their repurchase.

Annex J-26

Article 3
Satisfaction and Discharge

Section 3.01. Satisfaction and Discharge. This Indenture and the Notes shall upon request of the Company contained in an Officer’s Certificate cease to be of further effect, and the Trustee, at the expense of the Company, shall execute such instruments reasonably requested by the Company acknowledging satisfaction and discharge of this Indenture and the Notes, when (a) (i) all Notes theretofore authenticated and delivered (other than Notes which have been destroyed, lost or stolen and which have been replaced, paid or converted as provided in Section 2.06) have been delivered to the Trustee for cancellation; or (ii) the Company has deposited with the Trustee or delivered to Holders, as applicable, after the Notes have become due and payable, whether on the Maturity Date, any Redemption Date, any Fundamental Change Repurchase Date, upon conversion or otherwise, cash and/or shares of Common Stock (or other Reference Property) or a combination thereof, as applicable, solely to satisfy the Company’s Conversion Obligation, sufficient to pay all of the outstanding Notes and all other sums due and payable under this Indenture by the Company; and (b) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with. Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 7.06 shall survive.

Article 4
Particular Covenants of the Company

Section 4.01. Payment of Principal and Interest. The Company covenants and agrees that it will cause to be paid the principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest on, each of the Notes at the places, at the respective times and in the manner provided herein and in the Notes.

On the Maturity Date, the Company shall repay the principal of each of the Notes (the “Maturity Obligation”) by Cash Settlement.

In the event that the Company determines to pay PIK Interest for any interest period, then Company will deliver a notice substantially in the form of Exhibit B (a “PIK Election”) to the Trustee no later than 30 days prior to the beginning of the relevant interest period, which notice will state the total amount of interest to be paid on the Interest Payment Date in respect of such interest period and the amount of such interest to be paid as PIK Interest. The Trustee, on behalf of the Company, will promptly deliver a corresponding notice provided by the Company to the Holders. The Company shall not make a PIK Election if a Default or an Event of Default has occurred and is continuing. For the avoidance of doubt, the Company shall not be permitted to pay interest in the form of PIK Interest in connection with a redemption or in connection with a Fundamental Change. For the avoidance of doubt, interest on the Notes in respect of any interest period for which a PIK Election is not timely delivered must be paid entirely in cash (“Cash Interest”).

Cash Interest shall be considered paid on the date due if the Paying Agent, if other than the Company or a Subsidiary, holds as of 10:00 a.m. (New York City time) on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and Cash Interest then due. PIK Interest shall be considered paid on the date due if on such date the Trustee has received (i) an Authentication Order to increase the balance of any Global Note to reflect such PIK Interest or (ii) PIK Notes duly executed by the Company together with Authentication Order requesting the authentication of such PIK Notes by the Trustee.

Section 4.02. Maintenance of Office or Agency. The Company will maintain in the United States of America, an office or agency where the Notes may be surrendered for registration of transfer or exchange or for presentation for payment or repurchase or redemption (“Paying Agent”) or for conversion (“Conversion Agent”) and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office or the office or agency of the Trustee located in the United States.

Annex J-27

The Company may also from time to time designate as co-Note Registrars one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the United States of America, for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. The terms “Paying Agent” and “Conversion Agent” include any such additional or other offices or agencies, as applicable.

The Company hereby initially designates the Trustee as the Paying Agent, Note Registrar, Custodian and Conversion Agent and the Corporate Trust Office as the office or agency in the contiguous United States, where Notes may be surrendered for registration of transfer or exchange or for presentation for payment or repurchase or redemption or for conversion and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served; provided that the Corporate Trust Office shall not be a place for service of legal process for the Company.

Section 4.03. Appointments to Fill Vacancies in Trustee’s Office. The Company, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 7.09, a Trustee, so that there shall at all times be a Trustee hereunder.

Section 4.04. Provisions as to Paying Agent. (a)  If the Company shall appoint a Paying Agent other than the Trustee, the Company will cause such Paying Agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section 4.04:

(i) that it will hold all sums and PIK Notes held by it as such agent for the payment of the principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, or accrued and unpaid interest on, the Notes in trust for the benefit of the Holders of the Notes;

(ii) that it will give the Trustee prompt notice of any failure by the Company to make any payment of the principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest on, the Notes when the same shall be due and payable; and

(iii) that at any time during the continuance of an Event of Default, upon request of the Trustee, it will forthwith pay to the Trustee all sums or PIK Notes so held in trust.

The Company shall, on or before each due date of the principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, or accrued and unpaid interest on, the Notes, deposit with the Paying Agent a sum sufficient to pay such principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) or accrued and unpaid interest, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of any failure to take such action; provided that if such deposit is made on the due date, such deposit must be received by the Paying Agent by 10:00 a.m., New York City time, on such date.

(b) If the Company acts as its own Paying Agent, it shall, on or before each due date of the principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest on, the Notes, set aside, segregate and hold in trust for the benefit of the Holders of the Notes a sum sufficient to pay such principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) and accrued and unpaid interest so becoming due and will promptly notify the Trustee in writing of any failure to take such action and of any failure by the Company to make any payment of the principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, or accrued and unpaid interest on, the Notes when the same shall become due and payable. On the occurrence of any Event of Default under Section 6.01(h) or Section 6.01(i), the Trustee shall automatically become the Paying Agent.

(c) Anything in this Section 4.04 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge of this Indenture, or for any other reason, pay, cause to be paid or deliver to the Trustee all sums or amounts held in trust by the Company or any Paying Agent hereunder as required by this Section 4.04, such sums or amounts to be held by the Trustee upon the trusts herein contained and upon such payment or delivery by the Company or any Paying Agent to the Trustee, the Company or such Paying Agent shall be released from all further liability but only with respect to such sums or amounts.

Annex J-28

(d) Subject to applicable escheatment laws, any money and shares of Common Stock deposited with the Trustee, the Conversion Agent or any Paying Agent or then held by the Company, in trust for the payment of the principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, accrued and unpaid interest on and the consideration due upon conversion of any Note and remaining unclaimed for two years after such principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable), interest or consideration due upon conversion has become due and payable shall be paid to the Company on request of the Company contained in an Officer’s Certificate, or (if then held by the Company) shall be discharged from such trust and the Trustee shall have no further liability with respect to such fund or property; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee, the Conversion Agent or such Paying Agent with respect to such trust money and shares of Common Stock, and all liability of the Company as trustee thereof, shall thereupon cease.

Section 4.05. Existence. Subject to Article 11, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence.

Section 4.06. Rule 144A Information Requirement and Annual Reports. (a) At any time the Company is not subject to Section 13 or 15(d) of the Exchange Act, the Company shall, so long as any of the Notes or any shares of Common Stock issuable upon conversion thereof shall, at such time, constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, promptly provide to the Trustee and, upon written request, any Holder, beneficial owner or prospective purchaser of such Notes or any shares of Common Stock issuable upon conversion of such Notes, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of such Notes or shares of Common Stock pursuant to Rule 144A.

(b) The Company shall file with the Trustee, within 15 days after the same are required to be filed with the Commission, copies of any annual or quarterly reports (on Form 10-K or Form 10-Q or any respective successor form) that the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act (excluding any such information, documents or reports, or portions thereof, subject to, or with respect to which the Company is actively seeking, confidential treatment and any correspondence with the Commission, and giving effect to any grace period provided by Rule 12b-25 under the Exchange Act (or any successor thereto)). Any such document or report that the Company files with the Commission via the Commission’s EDGAR system (or any successor system) shall be deemed to be filed with the Trustee for purposes of this Section 4.06(b) at the time such documents are filed via the EDGAR system (or such successor). The Trustee shall have no responsibility to determine whether such posting has occurred.

(c) Delivery of the reports, information and documents described in subsection (b) above to the Trustee is for informational purposes only, and the information and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to conclusively rely on an Officer’s Certificate).

(d) If, at any time following the one year anniversary of the Last Original Issue Date, the Company fails to timely file any document or report that it is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, as applicable (after giving effect to all applicable grace periods thereunder and other than reports on Form 8-K), or the Notes are not otherwise freely tradable pursuant to Rule 144 by Holders other than the Company’s Affiliates or Holders that were the Company’s Affiliates at any time during the three months immediately preceding (as a result of restrictions pursuant to U.S. securities laws or the terms of this Indenture or the Notes) or the Notes fail to be subject to a registration statement that has become effective or been declared effective under the Securities Act and that continues to be effective in accordance with the terms of the Registration Rights Agreement, the Company shall pay Additional Interest on the Notes. Such Additional Interest shall accrue on the Notes at the rate of (i) 0.25% per annum of the principal amount of the Notes outstanding for each of the first 90 days and (ii) 0.50% per annum of the principal amount of the Notes outstanding for each day from, and including, the 91st day during such period for which the Company’s failure to file has occurred and is continuing or the Notes are not otherwise freely tradable pursuant to Rule 144 by Holders other than the Company’s Affiliates (or Holders that were the Company’s Affiliates at any time during the three months immediately preceding) without restrictions pursuant to U.S. securities laws or the terms of this Indenture or the Notes. As used in this Section 4.06(d), documents or reports that the Company is required to “file” with the Commission pursuant to Section 13 or 15(d) of the Exchange Act does not include documents or reports that the Company furnishes to the Commission pursuant

Annex J-29

to Section 13 or 15(d) of the Exchange Act. For purposes of this Section 4.06(d), the phrase “restrictions pursuant to U.S. securities laws or the terms of this Indenture or the Notes” shall not include, for the avoidance of doubt, the assignment of a restricted CUSIP number, the existence of the Restrictive Notes Legend on Notes in compliance with Section 2.05(c).

(e) Additional Interest will be payable in cash in arrears on each Interest Payment Date following accrual in the same manner as regular interest on the Notes.

(f) Subject to the immediately succeeding sentence, the Additional Interest that is payable in accordance with Section 4.06(d) shall be in addition to, and not in lieu of, any Additional Interest that may be payable as a result of the Company’s election pursuant to Section 6.03. However, in no event shall Additional Interest payable for the Company’s failure to comply with its obligations to timely file any document or report that the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, as applicable (after giving effect to all applicable grace periods thereunder and other than reports on Form 8-K), as set forth in Section 4.06(d), together with any Additional Interest that may accrue at the Company’s election as a result of the Company’s failure to comply with its reporting obligations pursuant to Section 6.03, accrue at a rate in excess of 0.50% per annum pursuant to this Indenture, regardless of the number of events or circumstances giving rise to the requirement to pay such Additional Interest.

(g) If Additional Interest is payable by the Company pursuant to Section 4.06(d), the Company shall deliver to the Trustee (copied to the Paying Agent) an Officer’s Certificate to that effect stating (i) the amount of such Additional Interest that is payable and (ii) the date on which such Additional Interest is payable. Unless and until a Responsible Officer of the Trustee receives at the Corporate Trust Office such a certificate, the Trustee may assume without inquiry that no such Additional Interest is payable and the Trustee shall not have any duty to verify the Company’s calculation of Additional Interest. If the Company has paid Additional Interest directly to the Persons entitled to it, the Company shall deliver to the Trustee an Officer’s Certificate setting forth the particulars of such payment.

Section 4.07. Stay, Extension and Usury Laws. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law that would prohibit or forgive the Company from paying all or any portion of the principal of or interest on the Notes as contemplated herein, wherever enacted, now or at any time hereafter in force, or that may affect the covenants or the performance of this Indenture; and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

Section 4.08. Compliance Certificate; Statements as to Defaults. The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company (beginning with the fiscal year ending on [June 30, 2022]13) an Officer’s Certificate stating whether the signers thereof have knowledge of any Default or Event of Default that occurred during the previous year and, if so, specifying each such Default or Event of Default and the nature thereof.

In addition, the Company shall deliver to the Trustee, within 30 days after the occurrence of any Event of Default or Default, an Officer’s Certificate setting forth the details of such Event of Default or Default, its status and the action that the Company is taking or proposing to take in respect thereof; provided that the Company shall not be required to deliver such Officer’s Certificate if such Default or Event of Default has been cured within the applicable grace period (if any) provided for in this Indenture.

Section 4.09. Further Instruments and Acts. Upon request of the Trustee, the Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.

____________

13      NTD: Insert end of first fiscal year after issuance

Annex J-30

Section 4.10. Limitations on Certain Restricted Payments.

(a) The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i) declare or pay any dividend on, or make any other payment or distribution in respect of, its Equity Interests or similar payment to the direct or indirect holders thereof in their capacity as such (other than any dividends or distributions payable solely in its Equity Interests and dividends or distributions payable to the Company or any of its Subsidiaries (and, if such Subsidiary has stockholders other than the Company or other Subsidiaries, to its other stockholders on no more than a pro rata basis));

(ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company held by any Person or any Equity Interests of any Subsidiary of the Company held by any Affiliate of the Company (in each case other than held by the Company or a Subsidiary of the Company);

(iii) make any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to the scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Indebtedness that is contractually subordinated in right of payment to the Notes; or

(iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”).

(b) The foregoing provisions will not prohibit:

(1) the redemption, repurchase, retirement or other acquisition for value of any Equity Interests of the Company or any Subsidiary of the Company held by employees, former employees, directors, former directors, consultants or former consultants of the Company (or any of its Subsidiaries) (including any redemption, repurchase, retirement or other acquisition by reason of the Company or any of its Subsidiaries retaining any capital stock or other option, warrant or other right in respect of tax withholding obligations, and any related payment in respect of any such obligation); provided that the aggregate amount of such repurchases and other acquisitions shall not exceed $3.0 million in any fiscal year (with unused amounts in any fiscal year being carried over to succeeding fiscal years subject to a maximum of $6.0 million in any calendar year);

(2) repurchases of Capital Stock of the Company deemed to occur upon exercise of stock options, warrants or similar instruments if such Capital Stock represents a portion of the exercise price of such options, warrants or similar instruments;

(3) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company;

(4) any Restricted Payment made in exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or with the net cash proceeds from, the substantially concurrent sale of Equity Interests of the Company (other than (i) Disqualified Capital Stock and (ii) Capital Stock issued or sold to a Subsidiary or any employee, director, consultant pursuant to an employee stock ownership plan); and

(5) distributions, dividends or other payments by the Company or any Subsidiary of the Company solely to pay income tax obligations then due.

Section 4.11. Limitation on Incurrence of Additional Indebtedness.

(a) The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to or otherwise become responsible for payment of (collectively, “incur”) any Indebtedness (including Acquired Indebtedness).

(b) Notwithstanding clause (a) of this Section 4.11, the Company and its Subsidiaries may incur, without duplication, any of the following items of Indebtedness (“Permitted Indebtedness”):

(1) (X) the Horizon Revolving Credit Facility and (Y) provided that the Horizon Revolving Credit Facility has been permanently repaid, Indebtedness incurred under any Credit Facility by the Company or any of its Subsidiaries (including letters of credit or bankers’ acceptances issued or created under any Credit Facility) not to exceed $10.0 million at any one time outstanding and any Refinancing Indebtedness in respect thereof;

Annex J-31

(2) Indebtedness represented by the Notes and the Guarantees (other than any additional Notes, but including any PIK Notes);

(3) Indebtedness of the Company and its Subsidiaries in existence on the Issue Date (other than the Notes, the Guarantees and any Credit Facility);

(4) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within ten Business Days of incurrence;

(5) Indebtedness in respect of (i) workers’ compensation claims, self-insurance obligations, customer guarantees, performance, indemnity, surety, judgment, appeal, advance payment (including progress premiums), customs, value added or other tax or other guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties provided by the Company or a Subsidiary or relating to liabilities, obligations or guarantees incurred in the ordinary course of business , (ii) customer deposits and advance payments (including progress premiums) or similar arrangements received in the ordinary course of business from customers, suppliers or vendors for goods or services purchased in the ordinary course of business , or (iii) any customary treasury, depositary, cash management, automatic clearinghouse arrangements, overdraft protections, credit or debit card, purchase card, electronic funds transfer, cash pooling or netting or setting off arrangements or similar arrangements in the ordinary course of business;

(6) Indebtedness (including Capitalized Lease Obligations) of the Company or any of its Subsidiaries incurred to finance the purchase, lease, construction or improvement of any property, plant or equipment used or to be used in the business of the Company or such Subsidiary through the direct purchase of such property, plant or equipment, and any Refinancing Indebtedness which serves to refund or refinance any Indebtedness incurred pursuant to this clause in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness incurred pursuant to this clause and then outstanding, will not exceed $10.0 million at any one time outstanding;

(7) Indebtedness of (x) the Company or any of its Subsidiaries incurred or issued to finance an acquisition or (y) Persons that are acquired by the Company or any of its Subsidiaries or merged into, amalgamated or consolidated with the Company or any of its Subsidiaries in accordance with the terms of this Indenture; provided that such Indebtedness is in an aggregate amount not to exceed $10.0 million at any one time outstanding;

(8) guarantees by the Company or any of its Subsidiaries of Indebtedness of the Company or any of its Subsidiaries so long as the incurrence of such Indebtedness is permitted by the terms of this Indenture; provided that any Subsidiary which guarantees Indebtedness of the Company (other than the Notes) or of any other Subsidiary will concurrently provide a guarantee of the Notes;

(9) Indebtedness of the Company owing to and held by any Subsidiary of the Company or Indebtedness of a Subsidiary of the Company owing to and held by the Company or any other Subsidiary of the Company; provided, however, that any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company or a Subsidiary of the Company; and any sale or other transfer of any such Indebtedness to a Person other than the Company or a Subsidiary of the Company shall be deemed, in each case under this clause (9) of this Section 4.11(b), to constitute an incurrence of such Indebtedness on the date of any such issuance, sale or transfer by the Company or such Subsidiary, as the case may be;

(10) the incurrence by the Company or any of its Subsidiaries of Indebtedness that serves to refund, refinance, replace, renew, extend or defease (collectively, “refinance” with “refinances,” “refinanced” and “refinancing” having a correlative meaning) any Indebtedness of the Company or any of its Subsidiaries incurred pursuant to Section 4.11(b)(2), (3) or (7) (“Refinancing Indebtedness”) on or prior to its respective maturity; provided, however, any Refinancing Indebtedness: (A) (i) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (ii) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes; (B) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refinanced (or requires no or nominal payments in cash (other

Annex J-32

than interest payments) prior to the date that is 91 days after the maturity date of the Notes); (C) to the extent such Refinancing Indebtedness refinances Indebtedness subordinated in right of payment to the Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated in right of payment to the Notes or such Guarantee at least to the same extent as the Indebtedness being refinanced; and (D) is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay premiums required by the instruments governing such existing Indebtedness or reasonable tender premiums, as determined in good faith by the Board of Directors of the Company, defeasance costs, accrued interest and fees and expenses in connection with any such refinancing);

(11) Indebtedness of the Company or any of its Subsidiaries not to exceed $10.0 million at any one time outstanding and any Refinancing Indebtedness in respect thereof; provided in each case that (x) the Market Capitalization of the Company exceeds $1.1 billion for at least 20 Trading Days (whether or not consecutive) during a period of 30 consecutive Trading Days immediately prior to incurrence and (y) the 30-Day ADTV ending on the Business Day immediately prior to incurrence is greater than or equal to $2 million;

(12) Indebtedness arising from agreements of the Issuer or a Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; and

(13) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness permitted to be incurred pursuant to this covenant, exchange rate risk or commodity pricing risk.

Section 4.12. Transactions with Affiliates. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, exchange, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any affiliate (each of the foregoing, an “Affiliate Transaction”) unless such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction at the time in an arm’s-length transaction with a person who was not an affiliate.

The foregoing provisions will not apply to the following:

(a) any employment agreement and other employment benefits (including retirement, health, stock option and other benefit plans) entered into by the Company or any of its Subsidiaries in the ordinary course of business of the Company or such Subsidiary;

(b) transactions exclusively between or among the Company and/or its Subsidiaries;

(c) any agreement existing on the Issue Date, as in effect on the Issue Date, or as modified, amended or amended and restated by any modification, amendment or amendment and restatement (x) that, taken as a whole, is not more disadvantageous to the Holders in any material respect than such agreement as it was in effect on the Issue Date or (y) made in compliance with the applicable provisions of this covenant;

(d) reasonable compensation of, and indemnity arrangements in favor of, directors of the Company and its Subsidiaries entered into in the ordinary course of business;

(e) the issuance or sale of any equity interests of the Company and any contribution to the common equity of the Company; and

(f) transactions in which the Company or any Subsidiary of the Company delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Subsidiary from a financial point of view or stating that the terms are not materially less favorable than those that could have been obtained by the Company or such Subsidiary in a comparable transaction at such time on an arms’ length basis from a Person that is not an Affiliate.

Annex J-33

Section 4.13. Limitation on Liens. The Company shall not, and shall not permit any of its Subsidiaries, directly or indirectly, to, enter into, create, incur, assume or suffer to exist any Liens of any kind securing Indebtedness, other than Permitted Liens, on or with respect to any property or assets of the Company or any Subsidiary now owned or hereafter acquired or any interest therein or any income or profits therefrom, unless the Notes, the Guarantees and related Obligations are secured on an equal (or senior) and ratable basis with such Indebtedness (and related Obligations).

Section 4.14. Subsidiary Guarantees. The Company shall not create any Domestic Subsidiary or permit any of its Domestic Subsidiaries, directly or indirectly, by way of pledge, intercompany note or otherwise, to assume, guarantee or in any other manner become liable with respect to any Indebtedness (other than the Notes) of the Company or any Guarantor, unless, in any such case, such Domestic Subsidiary executes and delivers a supplemental indenture to this Indenture providing a Guarantee as provided in Article 17 by such Domestic Subsidiary; provided that no Domestic Subsidiary shall be required to guarantee the Notes if it is prohibited by law from Guaranteeing the Notes.

Section 4.15. Registration Rights. The Company agrees that the Holders from time to time of Registrable Securities are entitled to the benefits of the Registration Rights Agreement. By its acceptance thereof, the Holder of Registrable Securities will have agreed to be bound by the terms of the Registration Rights Agreement relating to such Registrable Securities.

Section 4.16. Payment of Taxes. The Company shall pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all material taxes, assessments and governmental charges (including withholding taxes and any penalties, interest and additions to taxes) levied or imposed upon it or properties of it and (ii) all lawful claims for labor, materials and supplies that, if unpaid, might by law become a lien upon the property, except for such non-compliances as could not singly or in the aggregate reasonably be expected to have a material adverse effect on the financial condition or results of operations of the Company and its Subsidiaries, taken as a whole.

Section 4.17. Compliance with Laws. The Company shall comply with all applicable statutes, rules, regulations and orders of the United States of America, all states and municipalities thereof, and of any governmental department, commission, board, regulatory authority, bureau, agency and instrumentality of the foregoing, in respect of the conduct of its respective businesses and the ownership of its respective properties, except for such non-compliances as could not singly or in the aggregate reasonably be expected to have a material adverse effect on the financial condition or results of operations of the Company and its Subsidiaries, taken as a whole.

Section 4.18. Limitation on Sales of Assets.

(a) The Company shall not, and shall not permit any Subsidiary to, make any Asset Sale unless:

(i) the Company or the applicable Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of;

(ii) at least 75% of the consideration received in the Asset Sale by the Company or such Subsidiary is in the form of cash or Cash Equivalents.

For purposes of this provision, each of the following will be deemed to be cash:

(A) any liabilities, as shown on the Company most recent consolidated balance sheet, of the Company or any Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Subsidiary from further liability; and

(B) any securities, notes or other obligations received by the Company or any such Subsidiary from such transferee that are converted by the Company or such Subsidiary into cash within 90 days following the date of such Asset Sale, to the extent of the cash received in that conversion.

Annex J-34

(b) Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Subsidiary, as the case may be) may apply such Net Proceeds:

(i) to repay any indebtedness secured by a Lien and, in the case of a revolving credit facility, correspondingly permanently reduce commitments with respect thereto;

(ii) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Guarantor;

(iii) to make a capital expenditure; or

(iv) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

(c) Pending the final application of any Net Proceeds, the Company may temporarily reduce indebtedness consisting of revolving credit borrowings or otherwise use the Net Proceeds in any manner that is not prohibited by this Indenture. For the avoidance of doubt, any obligation under a revolving credit facility to apply Net Proceeds from Asset Sales to permanently reduce such revolving credit facility will not be deemed to be a permanent reduction under this Indenture unless the Company so elects in accordance with clause (1) of Section 4.18(b).

(d) Any Net Proceeds from Asset Sales that are not applied or invested as provided in Section 4.18(b) will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will, within 30 days thereof, make an offer (“Net Proceeds Offer”) to (a) (i) all holders of the Notes and (ii) all holders of pari passu indebtedness that contains provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other pari passu indebtedness that may be purchased out of the Excess Proceeds. The offer price in any offer will be equal to 100% of the principal amount of Notes purchased (or, in the event such pari passu indebtedness was issued with significant original issue discount, 100% of the accreted value thereof) plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of a Net Proceeds Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes and such other pari passu indebtedness tendered in such offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and the Company or such other agent will select such other pari passu indebtedness to be purchased on a pro rata basis. Upon completion of each offer, the amount of Excess Proceeds will be reset at zero.

(e) The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.18(e), the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.18(e) by virtue thereof.

Article 5
Lists of Holders and Reports by the Company and the Trustee

Section 5.01. Lists of Holders. The Company covenants and agrees that it will furnish or cause to be furnished to the Trustee not more than 15 days after each Regular Record Date beginning with the Regular Record Date on [•], 2022, and at such other times as the Trustee may request in writing, within 30 days after receipt by the Company of any such request (or such lesser time as the Trustee may reasonably request in order to enable it to timely provide any notice to be provided by it hereunder), a list in such form as the Trustee may reasonably require of the names and addresses of the Holders as of a date not more than 15 days (or such other date as the Trustee may reasonably request in order to so provide any such notices) prior to the time such information is furnished, except that no such list need be furnished so long as the Trustee is acting as Note Registrar.

Section 5.02. Preservation and Disclosure of Lists. The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the Holders contained in the most recent list furnished to it as provided in Section 5.01 or maintained by the Trustee in its capacity as Note Registrar, if so acting. The Trustee may destroy any list furnished to it as provided in Section 5.01 upon receipt of a new list so furnished.

Annex J-35

Article 6
Defaults and Remedies

Section 6.01. Events of Default. Each of the following events shall be an “Event of Default” with respect to the Notes:

(a) default in any payment of interest on any Note when due and payable, and the default continues for a period of 30 consecutive days;

(b) default in the payment of principal or premium, if any, of any Note when due and payable on the Maturity Date, upon Optional Redemption, upon any required repurchase, upon declaration of acceleration or otherwise;

(c) failure by the Company to comply with its obligation to convert the Notes in accordance with this Indenture upon exercise of a Holder’s conversion right and such failure continues for three Business Days;

(d) failure by the Company to issue a Fundamental Change Company Notice in accordance with Section 15.02(c), notice of a Make-Whole Fundamental Change in accordance with Section 14.03(b), in each case when due and such failure continues for five Business Days;

(e) failure by the Company to comply with its obligations under Article 11;

(f) failure by the Company for 60 days after written notice from the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding has been received by the Company to comply with any of its other agreements contained in the Notes or this Indenture;

(g) default by the Company or any Significant Subsidiary of the Company with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of $10,000,000 (or its foreign currency equivalent) in the aggregate of the Company and/or any such Significant Subsidiary, whether such indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable prior to its stated maturity date or (ii) constituting a failure to pay the principal of any such indebtedness when due and payable (after the expiration of all applicable grace periods) at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise, and in the cases of clauses (i) and (ii), such acceleration shall not have been rescinded or annulled or such failure to pay or default shall not have been cured or waived, or such indebtedness is not paid or discharged, as the case may be, within 30 days after written notice to the Company by the Trustee or to the Company and the Trustee by Holders of at least 25% in aggregate principal amount of Notes then outstanding in accordance with this Indenture;

(h) the Company or any Significant Subsidiary shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other similar relief with respect to the Company or any such Significant Subsidiary or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or any such Significant Subsidiary or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due;

(i) an involuntary case or other proceeding shall be commenced against the Company or any Significant Subsidiary seeking liquidation, reorganization or other similar relief with respect to the Company or such Significant Subsidiary or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or such Significant Subsidiary or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 consecutive days; or

(j) a final judgment or judgments for the payment of $10,000,000 (or its foreign currency equivalent) or more (in each case excluding any amounts covered by insurance) in the aggregate rendered against the Company or any of its Significant Subsidiaries, which judgment is not discharged, bonded, paid, waived or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished.
Annex J-36

Section 6.02. Acceleration; Rescission and Annulment. If one or more Events of Default (other than an Event of Default specified in Section 6.01(h) or Section 6.01(i) with respect to the Company (and not with respect to a Significant Subsidiary)) shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), then, and in each and every such case, unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding determined in accordance with Section 8.04, by notice in writing to the Company (and to the Trustee if given by Holders), may declare 100% of the principal of, and accrued and unpaid interest on, all the Notes to be due and payable immediately, and upon any such declaration the same shall become and shall automatically be immediately due and payable, anything contained in this Indenture or in the Notes to the contrary notwithstanding. If an Event of Default specified in Section 6.01(h) or Section 6.01(i) with respect to the Company (and not with respect to a Significant Subsidiary) occurs and is continuing, 100% of the principal of, and accrued and unpaid interest, if any, on, all Notes shall become and shall automatically be immediately due and payable.

The immediately preceding paragraph, however, is subject to the conditions that if, at any time after the principal of the Notes shall have been so declared due and payable, and before any judgment or decree for the payment of the monies due shall have been obtained or entered as hereinafter provided, and if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) any and all existing Events of Default under this Indenture, other than the nonpayment of the principal of and accrued and unpaid interest, if any, on Notes that shall have become due solely by such acceleration, shall have been cured or waived pursuant to Section 6.09, then and in every such case (except as provided in the immediately succeeding sentence) the Holders of a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, additional Notes and PIK Notes, if any), by written notice to the Company and to the Trustee, may waive all Defaults or Events of Default with respect to the Notes and rescind and annul such declaration and its consequences and such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver or rescission and annulment shall extend to or shall affect any subsequent Default or Event of Default, or shall impair any right consequent thereon. Notwithstanding anything to the contrary herein, no such waiver or rescission and annulment shall extend to or shall affect any Default or Event of Default resulting from (i) the nonpayment of the principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, or accrued and unpaid interest on, any Notes, (ii) a failure to repurchase any Notes when required or (iii) a failure to pay or deliver, as the case may be, the consideration due upon conversion of the Notes.

Section 6.03. Additional Interest. Notwithstanding anything in this Indenture or in the Notes to the contrary, to the extent the Company elects, the sole remedy for an Event of Default relating to the Company’s failure to comply with its obligations as set forth in Section 4.06(b) shall, for the first 365 days after the occurrence of such an Event of Default, consist exclusively of the right to receive Additional Interest on the Notes at a rate equal to (x) 0.25% per annum of the principal amount of the Notes outstanding for each day during the first 180 days during which such Event of Default is continuing beginning on, and including, the date on which such Event of Default occurs, and (y) 0.50% per annum of the principal amount of the Notes outstanding from the 181st day to, and including, the 365th day following the occurrence of such Event of Default, as long as such Event of Default is continuing. Subject to the last paragraph of this Section 6.03, Additional Interest payable pursuant to this Section 6.03 shall be in addition to, not in lieu of, any Additional Interest payable pursuant to Section 4.06(d). If the Company so elects, such Additional Interest shall be payable in cash in the same manner and on the same dates as the stated interest payable on the Notes. On the 366th day after such Event of Default (if the Event of Default relating to the Company’s failure to comply with its obligations as set forth in Section 4.06(b) is not cured or waived prior to such 366th day), the Notes shall be immediately subject to acceleration in accordance with Section 6.02. The provisions of this paragraph will not affect the rights of Holders in the event of the occurrence of any Event of Default other than the Company’s failure to comply with its obligations as set forth in Section 4.06(b). In the event the Company does not elect to pay Additional Interest following an Event of Default in accordance with this Section 6.03 or the Company elected to make such payment but does not pay the Additional Interest when due, the Notes shall be immediately subject to acceleration as provided in Section 6.02.

Annex J-37

In order to elect to pay Additional Interest as the sole remedy during the first 365 days after the occurrence of any Event of Default relating to the Company’s failure to comply with its obligations as set forth in Section 4.06(b) in accordance with the immediately preceding paragraph, the Company must notify all Holders of the Notes, the Trustee and the Paying Agent in writing of such election prior to the beginning of such 365-day period. Upon the failure to timely give such notice, the Notes shall be immediately subject to acceleration as provided in Section 6.02.

In no event shall Additional Interest payable at the Company’s election for failure to comply with its obligations as set forth in Section 4.06(b) as set forth in this Section 6.03, together with any Additional Interest that may accrue as a result of the Company’s failure to timely file any document or report that the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, as applicable (after giving effect to all applicable grace periods under the Exchange Act and other than reports on Form 8-K), pursuant to Section 4.06(d), accrue at a rate in excess of 0.50% per annum pursuant to this Indenture, regardless of the number of events or circumstances giving rise to the requirement to pay such Additional Interest. The Trustee shall have no duty to calculate or verify the calculation of Additional Interest.

Section 6.04. Payments of Notes on Default; Suit Therefor. If an Event of Default described in clause (a) or (b) of Section 6.01 shall have occurred and be continuing, the Company shall, upon demand of the Trustee, pay to the Trustee, for the benefit of the Holders of the Notes, the whole amount then due and payable on the Notes for principal and interest, if any, with interest on any overdue principal and interest, if any, at the rate borne by the Notes at such time and, in addition thereto, such further amount as shall be sufficient to cover any amounts due to the Trustee under Section 7.06. If the Company shall fail to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon the Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon the Notes, wherever situated.

In the event there shall be pending proceedings for the bankruptcy or for the reorganization of the Company or any other obligor on the Notes under Title 11 of the United States Code, or any other applicable law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Company or such other obligor, the property of the Company or such other obligor, or in the event of any other judicial proceedings relative to the Company or such other obligor upon the Notes, or to the creditors or property of the Company or such other obligor, the Trustee, irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section 6.04, shall be entitled and empowered, by intervention in such proceedings or otherwise, to file and prove a claim or claims for the whole amount of principal and accrued and unpaid interest, if any, in respect of the Notes, and, in case of any judicial proceedings, to file such proofs of claim and other papers or documents and to take such other actions as it may deem necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceedings relative to the Company or any other obligor on the Notes, its or their creditors, or its or their property, and to collect and receive any monies or other property payable or deliverable on any such claims, and to distribute the same after the deduction of any amounts due to the Trustee under Section 7.06; and any receiver, assignee or trustee in bankruptcy or reorganization, liquidator, custodian or similar official is hereby authorized by each of the Holders to make such payments to the Trustee, as administrative expenses, and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for reasonable compensation, expenses, advances and disbursements, including agents and counsel fees, and including any other amounts due to the Trustee under Section 7.06, incurred by it up to the date of such distribution. To the extent that such payment of reasonable compensation, expenses, advances and disbursements out of the estate in any such proceedings shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, monies, securities and other property that the Holders of the Notes may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or arrangement or otherwise.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting such Holder or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Annex J-38

All rights of action and of asserting claims under this Indenture, or under any of the Notes, may be enforced by the Trustee without the possession of any of the Notes, or the production thereof at any trial or other proceeding relative thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Notes.

In any proceedings brought by the Trustee (and in any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party) the Trustee shall be held to represent all the Holders of the Notes, and it shall not be necessary to make any Holders of the Notes parties to any such proceedings.

In case the Trustee shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned because of any waiver pursuant to Section 6.09 or any rescission and annulment pursuant to Section 6.02 or for any other reason or shall have been determined adversely to the Trustee, then and in every such case the Company, the Holders and the Trustee shall, subject to any determination in such proceeding, be restored respectively to their several positions and rights hereunder, and all rights, remedies and powers of the Company, the Holders and the Trustee shall continue as though no such proceeding had been instituted.

Section 6.05. Application of Monies Collected by Trustee. Any monies or property collected by the Trustee pursuant to this Article 6 with respect to the Notes shall be applied in the following order, at the date or dates fixed by the Trustee for the distribution of such monies, upon presentation of the several Notes, and stamping thereon the payment, if only partially paid, and upon surrender thereof, if fully paid:

First, to the payment of all amounts due the Trustee (in each of its capacities under this Indenture) hereunder;

Second, in case the principal of the outstanding Notes shall not have become due and be unpaid, to the payment of interest on, and any cash due upon conversion of, the Notes in default in the order of the date due of the payments of such interest and cash due upon conversion, as the case may be, with interest (to the extent that such interest has been collected by the Trustee) upon such overdue payments at the rate borne by the Notes at such time, such payments to be made ratably to the Persons entitled thereto;

Third, in case the principal of the outstanding Notes shall have become due, by declaration or otherwise, and be unpaid to the payment of the whole amount (including, if applicable, the payment of the Redemption Price and the Fundamental Change Repurchase Price and any cash due upon conversion) then owing and unpaid upon the Notes for principal and interest, if any, with interest on the overdue principal and, to the extent that such interest has been collected by the Trustee, upon overdue installments of interest at the rate borne by the Notes at such time, and in case such monies shall be insufficient to pay in full the whole amounts so due and unpaid upon the Notes, then to the payment of such principal (including, if applicable, the Redemption Price and the Fundamental Change Repurchase Price and any cash due upon conversion) and interest without preference or priority of principal over interest, or of interest over principal or of any installment of interest over any other installment of interest, or of any Note over any other Note, ratably to the aggregate of such principal (including, if applicable, the Redemption Price and the Fundamental Change Repurchase Price and any cash due upon conversion) and accrued and unpaid interest; and

Fourth, to the payment of the remainder, if any, to the Company.

Section 6.06. Proceedings by Holders. Except to enforce the right to receive payment of principal (including, if applicable, the Redemption Price and the Fundamental Change Repurchase Price) or interest when due, or the right to receive payment or delivery of the consideration due upon conversion, no Holder of any Note shall have any right by virtue of or by availing of any provision of this Indenture or the Notes to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Indenture, or for the appointment of a receiver, trustee, liquidator, custodian or other similar official, or for any other remedy hereunder, unless:

(a) such Holder previously shall have given to the Trustee written notice of an Event of Default and of the continuance thereof, as herein provided;

Annex J-39

(b) Holders of at least 25% in aggregate principal amount of the Notes then outstanding shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder;

(c) such Holders shall have offered to the Trustee such security or indemnity reasonably satisfactory to it against any losses, liabilities, costs, or expenses;

(d) the Trustee for 60 days after its receipt of such written notice, request and offer of such security or indemnity, shall have neglected or refused to institute any such action, suit or proceeding; and

(e) no direction that, in the opinion of the Trustee, is inconsistent with such written request shall have been given to the Trustee by the Holders of a majority of the aggregate principal amount of the Notes then outstanding within such 60-day period pursuant to Section 6.09, it being understood and intended, and being expressly covenanted by the taker and Holder of every Note with every other taker and Holder and the Trustee that no one or more Holders shall have any right in any manner whatever by virtue of or by availing of any provision of this Indenture to affect, disturb or prejudice the rights of any other Holder, or to obtain or seek to obtain priority over or preference to any other such Holder (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not such actions or forbearances are unduly prejudicial to such Holder), or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all Holders (except as otherwise provided herein). For the protection and enforcement of this Section 6.06, each and every Holder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Notwithstanding any other provision of this Indenture and any provision of any Note, each Holder shall have the right to institute suit for the enforcement of its right to receive payment or delivery, as the case may be, of (x) the principal (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, (y) accrued and unpaid interest, if any, on, and (z) the consideration due upon conversion of, such Note, on or after the respective due dates expressed or provided for in such Note or in this Indenture, or to institute suit for the enforcement of any such payment or delivery, as the case may be.

Section 6.07. Proceedings by Trustee. In case of an Event of Default, the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as are necessary to protect and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

Section 6.08. Remedies Cumulative and Continuing. Except as provided in the last paragraph of Section 2.06, all powers and remedies given by this Article 6 to the Trustee or to the Holders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any thereof or of any other powers and remedies available to the Trustee or the Holders of the Notes, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture, and no delay or omission of the Trustee or of any Holder of any of the Notes to exercise any right or power accruing upon any Default or Event of Default shall impair any such right or power, or shall be construed to be a waiver of any such Default or Event of Default or any acquiescence therein; and, subject to the provisions of Section 6.06, every power and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Holders.

Section 6.09. Direction of Proceedings and Waiver of Defaults by Majority of Holders. Subject to the Trustee’s right to receive security or indemnity from the relevant Holders as described herein, the Holders of a majority of the aggregate principal amount of the Notes at the time outstanding determined in accordance with Section 8.04 shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes; provided, however, that (a) such direction shall not be in conflict with any rule of law or with this Indenture, and (b) the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. The Trustee may refuse to follow any direction that it determines is unduly prejudicial to the rights of any other Holder (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not such directions are unduly prejudicial to such Holder) or that would involve the Trustee in personal liability or that conflicts with applicable law or this Indenture.

Annex J-40

The Holders of a majority in aggregate principal amount of the Notes at the time outstanding (including, without limitation, additional Notes and PIK Notes, if any) determined in accordance with Section 8.04 may on behalf of the Holders of all of the Notes (x) waive any past Default or Event of Default hereunder and its consequences except any continuing defaults relating to (i) a default in the payment of accrued and unpaid interest, if any, on, or the principal (including any Redemption Price and any Fundamental Change Repurchase Price) of, the Notes when due that has not been cured pursuant to the provisions of Section 6.01, (ii) a failure by the Company to pay or deliver, as the case may be, the consideration due upon conversion of the Notes or (iii) a default in respect of a covenant or provision hereof which under Article 10 cannot be modified or amended without the consent of each Holder of an outstanding Note affected; and (y) rescind any resulting acceleration of the Notes and its consequences if (i) such rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (ii) all existing Events of Default (other than nonpayment of the principal of, and interest on, the Notes that have become due solely by such acceleration) have been cured or waived. Upon any such waiver the Company, the Trustee and the Holders of the Notes shall be restored to their former positions and rights hereunder; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. Whenever any Default or Event of Default hereunder shall have been waived as permitted by this Section 6.09, said Default or Event of Default shall for all purposes of the Notes and this Indenture be deemed to have been cured and to be not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

Section 6.10. Notice of Defaults. The Trustee shall, within 90 days after a Responsible Officer obtains actual knowledge of the occurrence and continuance of a Default, deliver to all Holders notice of all Defaults known to a Responsible Officer, unless such Defaults shall have been cured or waived before the giving of such notice; provided that, except in the case of a Default in the payment of the principal of (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable), or accrued and unpaid interest on, any of the Notes or a Default in the payment or delivery of the consideration due upon conversion, the Trustee shall be protected in withholding such notice if and so long as a Responsible Officer determines in good faith that the withholding of such notice is in the interests of the Holders.

Section 6.11. Undertaking to Pay Costs. All parties to this Indenture agree, and each Holder of any Note by its acceptance thereof shall be deemed to have agreed, that any court may, in its discretion, require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided that the provisions of this Section 6.11 (to the extent permitted by law) shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Notes at the time outstanding determined in accordance with Section 8.04, or to any suit instituted by any Holder for the enforcement of the payment of the principal of or accrued and unpaid interest, if any, on any Note (including, but not limited to, the Redemption Price and the Fundamental Change Repurchase Price, if applicable) on or after the due date expressed or provided for in such Note or to any suit for the enforcement of the right to convert any Note, or receive the consideration due upon conversion, in accordance with the provisions of Article 14.

Article 7
Concerning the Trustee

Section 7.01. Duties and Responsibilities of Trustee. The Trustee, prior to the occurrence of an Event of Default and after the curing or waiver of all Events of Default that may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture. In the event an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs; provided that if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under this Indenture at the request or direction of any of the Holders unless such Holders have offered, and if requested, provided, to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability, cost or expense that might be incurred by it in compliance with such request or direction.

Annex J-41

No provision of this Indenture shall be construed to relieve the Trustee from liability for its own gross negligence or its own willful misconduct, except that:

(a) prior to the occurrence of an Event of Default of which a Responsible Officer of the Trustee has written or actual knowledge and after the curing or waiving of all Events of Default that may have occurred:

(i) the duties and obligations of the Trustee shall be determined solely by the express provisions of this Indenture, and the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of gross negligence and willful misconduct on the part of the Trustee, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but, in the case of any such certificates or opinions that by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of any mathematical calculations or other facts stated therein); provided, however, that the Trustee need not act or refrain from acting based on any certificate or opinion that it determines to be not in conformity with the requirements of this Indenture. If presented with a non-conforming certificate or opinion, the Trustee may request the delivering party to re-issue the certificate or opinion in the manner required by this Indenture before taking any action;

(b) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Officers of the Trustee, unless it shall be proved in a court of competent jurisdiction in a final and non-appealable decision that the Trustee was grossly negligent in ascertaining the pertinent facts;

(c) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the written direction of the Holders of not less than a majority of the aggregate principal amount of the Notes at the time outstanding determined as provided in Section 8.04 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture;

(d) whether or not therein provided, every provision of this Indenture relating to the conduct or affecting the liability of, or affording protection to, the Trustee shall be subject to the provisions of this Section 7.01;

(e) the Trustee shall not be liable in respect of any payment (as to the correctness of amount, entitlement to receive or any other matters relating to payment) or notice effected by the Company or any Paying Agent or any records maintained by any co-Note Registrar with respect to the Notes;

(f) if any party fails to deliver a notice relating to an event the fact of which, pursuant to this Indenture, requires notice to be sent to the Trustee, the Trustee may conclusively rely on its failure to receive such notice as reason to act as if no such event occurred, unless a Responsible Officer of the Trustee had actual knowledge of such event;

(g) in the absence of written investment direction from the Company, all cash received by the Trustee shall be placed in a non-interest bearing trust account, and in no event shall the Trustee be liable for the selection of investments or for investment losses incurred thereon or for losses incurred as a result of the liquidation of any such investment prior to its maturity date or the failure of the party directing such investments prior to its maturity date or the failure of the party directing such investment to provide timely written investment direction, and the Trustee shall have no obligation to invest or reinvest any amounts held hereunder in the absence of such written investment direction from the Company;

(h) under no circumstances shall the Trustee be liable in its individual capacity for the obligations evidenced by the Notes; and

(i) in the event that the Trustee is also acting as Custodian, Note Registrar, Paying Agent, Conversion Agent, transfer agent, or any other agent hereunder, the rights and protections afforded to the Trustee pursuant to this Article 7 shall also be afforded to such Custodian, Note Registrar, Paying Agent, Conversion Agent, transfer agent, or any other agent hereunder.

Annex J-42

None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers.

Section 7.02. Reliance on Documents, Opinions, Etc. Except as otherwise provided in Section 7.01:

(a) the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, note, coupon or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b) any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by an Officer’s Certificate (unless other evidence in respect thereof be herein specifically prescribed); and any Board Resolution may be evidenced to the Trustee by a copy thereof certified by the Secretary or an Assistant Secretary of the Company;

(c) whenever in the administration of this Indenture, the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of gross negligence or willful misconduct on its part, conclusively rely upon an Officer’s Certificate;

(d) the Trustee may consult with counsel of its selection, and require an Opinion of Counsel and any advice of such counsel or Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

(e) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney at the expense of the Company and shall incur no liability of any kind by reason of such inquiry or investigation;

(f) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, custodians, nominees or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent, custodian, nominee or attorney appointed by it with due care hereunder;

(g) the permissive rights of the Trustee enumerated herein shall not be construed as duties;

(h) the Trustee may request that the Company deliver an Officer’s Certificate setting forth the names of the individuals and/or titles of officers authorized at such times to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any Person authorized to sign an Officer’s Certificate, including any Person specified as so authorized in any such certificate previously delivered and not superseded;

(i) the Trustee shall not be responsible or liable for any action it takes or omits to take in good faith which it reasonably believes to be authorized or within its rights or powers;

(j) the Trustee shall not be required to give any bond or surety in respect of its powers and duties hereunder; and

(k) neither the Trustee nor any of its directors, officers, employees, agents, or affiliates shall be responsible for nor have any duty to monitor the performance or any action of the Company, or any of their respective directors, members, officers, agents, affiliates, or employees, nor shall it have any liability in connection with the malfeasance or nonfeasance by such party. The Trustee shall not be responsible for any inaccuracy or omission in the information obtained from the Company or for any inaccuracy or omission in the records which may result from such information or any failure by the Trustee to perform its duties or set forth herein as a result of any inaccuracy or incompleteness.

Annex J-43

In no event shall the Trustee be liable for any special, indirect, punitive, or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action. The Trustee shall not be charged with knowledge of any Default or Event of Default with respect to the Notes, unless either (1) a Responsible Officer shall have actual knowledge of such Default or Event of Default or (2) written notice of such Default or Event of Default shall have been given to the Trustee and actually received by a Responsible Officer at the Corporate Trust Office of the Trustee by the Company or by any Holder or any agent of any Holder, referencing this Indenture and/or of the Notes and stating that it is a “notice of default.”

Section 7.03. No Responsibility for Recitals, Etc. The recitals contained herein and in the Notes (except in the Trustee’s certificate of authentication) shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representations as to the validity, enforceability or sufficiency of this Indenture or of the Notes. The Trustee shall not be accountable for the use or application by the Company of any Notes or the proceeds of any Notes authenticated and delivered by the Trustee in conformity with the provisions of this Indenture or any money paid to the Company or upon the Company’s direction under any provision of this Indenture. The Trustee shall have no responsibility or liability with respect to any information, statement or recital in any disclosure material prepared or distributed with respect to the issuance of the Notes.

Section 7.04. Trustee, Paying Agents, Conversion Agents or Note Registrar May Own Notes. The Trustee, any Paying Agent, any Conversion Agent or Note Registrar, in its individual or any other capacity, may become the owner or pledgee of Notes with the same rights it would have if it were not the Trustee, Paying Agent, Conversion Agent or Note Registrar.

Section 7.05. Monies and Shares of Common Stock to Be Held in Trust. All monies and shares of Common Stock received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received. Money and shares of Common Stock held by the Trustee in trust hereunder need not be segregated from other funds or property except to the extent required by law. The Trustee shall be under no liability for interest on any money or shares of Common Stock received by it hereunder except as may be agreed from time to time by the Company and the Trustee. The Trustee shall not be obligated to take possession of any Common Stock, whether on conversion or in connection with any discharge of this Indenture pursuant to Article 3 hereof, but shall satisfy its obligation as Conversion Agent by working through the stock transfer agent of the Company from time to time as directed by the Company.

Section 7.06. Compensation and Expenses of Trustee. The Company covenants and agrees to pay to the Trustee, in any capacity under this Indenture, from time to time and the Trustee shall receive such compensation agreed in writing between the Company and the Trustee for all services rendered by it hereunder in any capacity (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) as mutually agreed to in writing between the Trustee and the Company, and the Company will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances reasonably incurred or made by the Trustee in accordance with any of the provisions of this Indenture in any capacity thereunder (including the reasonable compensation and the expenses and disbursements of its agents and counsel and of all Persons not regularly in its employ and including reasonable attorneys’ fees in connection with its enforcement of its rights to indemnity herein) except any such expense, disbursement or advance as shall have been caused by its gross negligence or willful misconduct, as determined by a final, non-appealable decision of a court of competent jurisdiction. The Company also covenants to indemnify the Trustee or any predecessor Trustee in any capacity under this Indenture and any other document or transaction entered into in connection herewith and its officers, directors, attorneys, employees and agents and any authenticating agent for, and to hold them harmless against, any loss, claim (whether asserted by the Company, a Holder or any other Person), damage, liability or expense (including reasonable attorneys’ fees) incurred without gross negligence or willful misconduct on the part of the Trustee, its officers, directors, agents or employees, or such agent or authenticating agent, as the case may be determined by a final, non-appealable decision of a court of competent jurisdiction, and arising out of or in connection with the acceptance or administration of this Indenture or in any other capacity hereunder, including the costs and expenses of defending themselves against any claim of liability in the premises and enforcement of this Section 7.06. The obligations of the Company under this Section 7.06 to compensate or indemnify the Trustee and to pay or reimburse the Trustee for expenses, disbursements and advances shall be secured by a senior lien to which the Notes are hereby made subordinate on all money or property held or collected by the Trustee, except, subject to the effect of Section 6.05, funds held in trust herewith for the benefit of the Holders of particular Notes, and, for the avoidance of doubt, such lien shall not be extended in a manner that would conflict with the Company’s obligations to its other creditors.

Annex J-44

The Trustee’s right to receive payment of any amounts due under this Section 7.06 shall not be subordinate to any other liability or indebtedness of the Company. The obligation of the Company under this Section 7.06 shall survive the satisfaction and discharge of this Indenture, the payment of the Notes, and the earlier resignation or removal of the Trustee. The Company need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld. The indemnification provided in this Section 7.06 shall extend to the officers, directors, agents and employees of the Trustee.

Without prejudice to any other rights available to the Trustee under applicable law, when the Trustee and its agents and any authenticating agent incur expenses or render services after an Event of Default specified in Section 6.01(h) or Section 6.01(i) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy, insolvency or similar laws.

Section 7.07. Officer’s Certificate and Opinion of Counsel as Evidence. Except as otherwise provided in Section 7.01, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of gross negligence or willful misconduct on the part of the Trustee, be deemed to be conclusively proved and established by an Officer’s Certificate and Opinion of Counsel delivered to the Trustee, and such Officer’s Certificate and Opinion of Counsel, in the absence of gross negligence or willful misconduct on the part of the Trustee, shall be full warrant to the Trustee for any action taken or omitted by it under the provisions of this Indenture upon the faith thereof.

Section 7.08. Eligibility of Trustee. There shall at all times be a Trustee hereunder which shall be a Person that is eligible pursuant to the Trust Indenture Act (as if the Trust Indenture Act were applicable hereto) to act as such and has a combined capital and surplus of at least the minimum amount required by the Trust Indenture Act. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of any supervising or examining authority, then for the purposes of this Section 7.08, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 7.08, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 7.09. Resignation or Removal of Trustee. (a)  The Trustee may at any time resign by giving written notice of such resignation to the Company and by delivering notice thereof to the Holders. Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee by written instrument, in duplicate, executed by an Officer of the Company, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee. If no successor trustee shall have been so appointed and have accepted appointment within 45 days after the giving of such notice of resignation to the Holders, the resigning Trustee may, at the expense of the Company, upon ten Business Days’ notice to the Company and the Holders, petition any court of competent jurisdiction, for the appointment of a successor trustee, or any Holder who has been a bona fide holder of a Note or Notes for at least six months (or since the date of this Indenture) may, subject to the provisions of Section 6.11, on behalf of himself or herself and all others similarly situated, petition any such court for the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

(b) In case at any time any of the following shall occur:

(i) the Trustee shall cease to be eligible in accordance with the provisions of Section 7.08 and shall fail to resign after written request therefor by the Company or by any such Holder, or

(ii) the Trustee shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in either case, the Company may by an Officer’s Certificate remove the Trustee and appoint a successor trustee by written instrument, in duplicate, executed by an Officer’s Certificate, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor trustee, or, subject to the provisions of Section 6.11, any Holder who has been a bona fide holder of a Note or Notes for at least six months (or since the date of this Indenture) may, on behalf of himself or herself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor trustee.

Annex J-45

(c) The Holders of a majority in aggregate principal amount of the Notes at the time outstanding (including, without limitation, additional Notes and PIK Notes, if any), as determined in accordance with Section 8.04, may at any time remove the Trustee and nominate a successor trustee that shall be deemed appointed as successor trustee unless within ten days after notice to the Company of such nomination the Company objects thereto, in which case the Trustee so removed or any Holder, upon the terms and conditions and otherwise as in Section 7.09(a) provided, may petition any court of competent jurisdiction for an appointment of a successor trustee.

(d) Any resignation or removal of the Trustee and appointment of a successor trustee pursuant to any of the provisions of this Section 7.09 shall become effective upon acceptance of appointment by the successor trustee as provided in Section 7.10.

Section 7.10. Acceptance by Successor Trustee. Any successor trustee appointed as provided in Section 7.09 shall execute, acknowledge and deliver to the Company and to its predecessor trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor hereunder, with like effect as if originally named as Trustee herein; but, nevertheless, on the written request of the Company or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of Section 7.06, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon request of any such successor trustee, the Company shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Any trustee ceasing to act shall, nevertheless, retain a senior lien to which the Notes are hereby made subordinate on all money or property held or collected by such trustee as such, except for funds held in trust for the benefit of Holders of particular Notes, to secure any amounts then due it pursuant to the provisions of Section 7.06.

No successor trustee shall accept appointment as provided in this Section 7.10 unless at the time of such acceptance such successor trustee shall be eligible under the provisions of Section 7.08.

Upon acceptance of appointment by a successor trustee as provided in this Section 7.10, each of the Company and the successor trustee, at the written direction and at the expense of the Company shall deliver or cause to be delivered notice of the succession of such trustee hereunder to the Holders. If the Company fails to deliver such notice within ten days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be delivered at the expense of the Company.

No resigning Trustee shall be responsible or liable for the actions or inactions of any successor Trustee.

Section 7.11. Succession by Merger, Etc. Any corporation or other entity into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation or other entity succeeding to all or substantially all of the corporate trust business of the Trustee (including the administration of this Indenture), shall be the successor to the Trustee hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided that in the case of any corporation or other entity succeeding to all or substantially all of the corporate trust business of the Trustee such corporation or other entity shall be eligible under the provisions of Section 7.08.

In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture, any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee or authenticating agent appointed by such predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee or an authenticating agent appointed by such successor trustee may authenticate such Notes either in the name of any predecessor trustee hereunder or in the name of the successor trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Trustee shall have; provided, however, that the right to adopt the certificate of authentication of any predecessor trustee or to authenticate Notes in the name of any predecessor trustee shall apply only to its successor or successors by merger, conversion or consolidation.

Annex J-46

Section 7.12. Trustee’s Application for Instructions from the Company. Any application by the Trustee for written instructions from the Company (other than with regard to any action proposed to be taken or omitted to be taken by the Trustee that affects the rights of the Holders of the Notes under this Indenture) may, at the option of the Trustee, set forth in writing any action proposed to be taken or omitted by the Trustee under this Indenture and the date on and/or after which such action shall be taken or such omission shall be effective. The Trustee shall not be liable to the Company for any action taken by, or omission of, the Trustee in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three Business Days after the date notice to the Company has been deemed given pursuant to Section 18.03, unless any such officer shall have consented in writing to any earlier date), unless, prior to taking any such action (or the effective date in the case of any omission), the Trustee shall have received written instructions in accordance with this Indenture in response to such application specifying the action to be taken or omitted.

Article 8
Concerning The Holders

Section 8.01. Action by Holders. Whenever in this Indenture it is provided that the Holders of a specified percentage of the aggregate principal amount of the Notes may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action), the fact that at the time of taking any such action, the Holders of such specified percentage have joined therein may be evidenced (a) by any instrument or any number of instruments of similar tenor executed by Holders in person or by agent or proxy appointed in writing, or (b) by the record of the Holders voting in favor thereof at any meeting of Holders duly called and held in accordance with the provisions of Article 9, or (c) by a combination of such instrument or instruments and any such record of such a meeting of Holders. Whenever the Company or the Trustee solicits the taking of any action by the Holders of the Notes, the Company or the Trustee may, but shall not be required to, fix in advance of such solicitation, a date as the record date for determining Holders entitled to take such action. The record date if one is selected shall be not more than fifteen days prior to the date of commencement of solicitation of such action.

Section 8.02. Proof of Execution by Holders. Subject to the provisions of Section 7.01, Section 7.02 and Section 9.05, proof of the execution of any instrument or writing by a Holder or its agent or proxy shall be sufficient if made in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee. The holding of Notes shall be proved by the Note Register or by a certificate of the Note Registrar. The record of any Holders’ meeting shall be proved in the manner provided in Section 9.06.

Section 8.03. Who Are Deemed Absolute Owners. The Company, the Trustee, any authenticating agent, any Paying Agent, any Conversion Agent and any Note Registrar may deem the Person in whose name a Note shall be registered upon the Note Register to be, and may treat it as, the absolute owner of such Note (whether or not such Note shall be overdue and notwithstanding any notation of ownership or other writing thereon made by any Person other than the Company or any Note Registrar) for the purpose of receiving payment of or on account of the principal (including any Redemption Price and any Fundamental Change Repurchase Price) of and (subject to Section 2.03) accrued and unpaid interest on such Note, for conversion of such Note and for all other purposes under this Indenture; and neither the Company nor the Trustee nor any Paying Agent nor any Conversion Agent nor any Note Registrar shall be affected by any notice to the contrary. The sole registered holder of a Global Note shall be the Depositary or its nominee. All such payments or deliveries so made to any Holder for the time being, or upon its order, shall be valid, and, to the extent of the sums or shares of Common Stock so paid or delivered, effectual to satisfy and discharge the liability for monies payable or shares deliverable upon any such Note. Notwithstanding anything to the contrary in this Indenture or the Notes following an Event of Default, any holder of a beneficial interest in a Global Note may directly enforce against the Company, without the consent, solicitation, proxy, authorization or any other action of the Depositary or any other Person, such holder’s right to exchange such beneficial interest for a Note in certificated form in accordance with the provisions of this Indenture.

Section 8.04. Company-Owned Notes Disregarded. In determining whether the Holders of the requisite aggregate principal amount of Notes have concurred in any direction, consent, waiver or other action under this Indenture, Notes that are owned by the Company or by any Subsidiary thereof shall be disregarded and deemed not to be outstanding for the purpose of any such determination; provided that for the purposes of determining

Annex J-47

whether the Trustee shall be protected in relying on any such direction, consent, waiver or other action only Notes that a Responsible Officer knows are so owned shall be so disregarded. Notes so owned that have been pledged in good faith may be regarded as outstanding for the purposes of this Section 8.04 if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right to so act with respect to such Notes and that the pledgee is not the Company or a Subsidiary thereof. In the case of a dispute as to such right, any decision by the Trustee taken upon the advice of counsel shall be full protection to the Trustee. Upon request of the Trustee, the Company shall furnish to the Trustee promptly an Officer’s Certificate listing and identifying all Notes, if any, known by the Company to be owned or held by or for the account of any of the above described Persons; and, subject to Section 7.01, the Trustee shall be entitled to accept such Officer’s Certificate as conclusive evidence of the facts therein set forth and of the fact that all Notes not listed therein are outstanding for the purpose of any such determination.

Section 8.05. Revocation of Consents; Future Holders Bound. At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 8.01, of the taking of any action by the Holders of the percentage of the aggregate principal amount of the Notes specified in this Indenture in connection with such action, any Holder of a Note that is shown by the evidence to be included in the Notes the Holders of which have consented to such action may, by filing written notice with the Trustee at its Corporate Trust Office and upon proof of holding as provided in Section 8.02, revoke such action so far as concerns such Note. Except as aforesaid, any such action taken by the Holder of any Note shall be conclusive and binding upon such Holder and upon all future Holders and owners of such Note and of any Notes issued in exchange or substitution therefor or upon registration of transfer thereof, irrespective of whether any notation in regard thereto is made upon such Note or any Note issued in exchange or substitution therefor or upon registration of transfer thereof.

Article 9
Holders’ Meetings

Section 9.01. Purpose of Meetings. A meeting of Holders may be called at any time and from time to time pursuant to the provisions of this Article 9 for any of the following purposes:

(a) to give any notice to the Company or to the Trustee or to give any directions to the Trustee permitted under this Indenture, or to consent to the waiving of any Default or Event of Default hereunder (in each case, as permitted under this Indenture) and its consequences, or to take any other action authorized to be taken by Holders pursuant to any of the provisions of Article 6;

(b) to remove the Trustee and nominate a successor trustee pursuant to the provisions of Article 7;

(c) to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 10.02; or

(d) to take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of the Notes under any other provision of this Indenture or under applicable law.

Section 9.02. Call of Meetings by Trustee. The Trustee may at any time call a meeting of Holders to take any action specified in Section 9.01, to be held at such time and at such place as the Trustee shall determine. Notice of every meeting of the Holders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting and the establishment of any record date pursuant to Section 8.01, shall be delivered to Holders of such Notes. Such notice shall also be delivered to the Company. Such notices shall be delivered not less than 20 nor more than 90 days prior to the date fixed for the meeting.

Any meeting of Holders shall be valid without notice if the Holders of all Notes then outstanding are present in person or by proxy or if notice is waived before or after the meeting by the Holders of all Notes then outstanding, and if the Company and the Trustee are either present by duly authorized representatives or have, before or after the meeting, waived notice.

Section 9.03. Call of Meetings by Company or Holders. In case at any time the Company, pursuant to a Board Resolution, or the Holders of at least 10% of the aggregate principal amount of the Notes then outstanding, shall have requested the Trustee to call a meeting of Holders, by written request setting forth in reasonable detail the

Annex J-48

action proposed to be taken at the meeting, and the Trustee shall not have delivered the notice of such meeting within 20 days after receipt of such request, then the Company or such Holders may determine the time and the place for such meeting and may call such meeting to take any action authorized in Section 9.01, by delivering notice thereof as provided in Section 9.02.

Section 9.04. Qualifications for Voting. To be entitled to vote at any meeting of Holders a Person shall (a) be a Holder of one or more Notes on the record date pertaining to such meeting or (b) be a Person appointed by an instrument in writing as proxy by a Holder of one or more Notes on the record date pertaining to such meeting. The only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Persons entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

Section 9.05. Regulations. Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders, in regard to proof of the holding of Notes and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think fit.

The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Holders as provided in Section 9.03, in which case the Company or the Holders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Holders of a majority in aggregate principal amount of the outstanding Notes (including, without limitation, additional Notes and PIK Notes, if any) represented at the meeting and entitled to vote at the meeting.

Subject to the provisions of Section 8.04, at any meeting of Holders each Holder or proxyholder shall be entitled to one vote for each $1,000 principal amount of Notes held or represented by him or her; provided, however, that no vote shall be cast or counted at any meeting in respect of any Note challenged as not outstanding and ruled by the chairman of the meeting to be not outstanding. The chairman of the meeting shall have no right to vote other than by virtue of Notes held by it or instruments in writing as aforesaid duly designating it as the proxy to vote on behalf of other Holders. Any meeting of Holders duly called pursuant to the provisions of Section 9.02 or Section 9.03 may be adjourned from time to time by the Holders of a majority of the aggregate principal amount of Notes represented at the meeting, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.

Section 9.06. Voting. The vote upon any resolution submitted to any meeting of Holders shall be by written ballot on which shall be subscribed the signatures of the Holders or of their representatives by proxy and the outstanding aggregate principal amount of the Notes held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Holders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was delivered as provided in Section 9.02. The record shall show the aggregate principal amount of the Notes voting in favor of or against any resolution. The record shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one of the duplicates shall be delivered to the Company and the other to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting.

Any record so signed and verified shall be conclusive evidence of the matters therein stated.

Section 9.07. No Delay of Rights by Meeting. Nothing contained in this Article 9 shall be deemed or construed to authorize or permit, by reason of any call of a meeting of Holders or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any right or rights conferred upon or reserved to the Trustee or to the Holders under any of the provisions of this Indenture or of the Notes.

Annex J-49

Article 10
Supplemental Indentures

Section 10.01. Supplemental Indentures Without Consent of Holders. The Company and the Trustee, at the Company’s expense, may from time to time and at any time amend this Indenture or enter into an indenture or indentures supplemental hereto for one or more of the following purposes to:

(a) cure any ambiguity, omission, defect or inconsistency in this Indenture;

(b) provide for the assumption by a Successor Company of the obligations of the Company under this Indenture pursuant to Article 11;

(c) add guarantees with respect to the Notes;

(d) secure the Notes;

(e) add to the covenants or Events of Default of the Company for the benefit of the Holders or surrender any right or power conferred upon the Company under this Indenture;

(f) make any change that does not adversely affect the rights of any Holder in any material respect;

(g) increase the Conversion Rate as provided herein;

(h) provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trusts under this Indenture by more than one trustee;

(i) irrevocably elect a Settlement Method or a Specified Dollar Amount, or eliminate the Company’s ability to select a Settlement Method; provided, however, that no such election or elimination will affect any Settlement Method theretofore elected (or deemed to be elected) with respect to any Note pursuant to Section 14.02;

(j) in connection with any Merger Event, provide that the notes are convertible into Reference Property, subject to the provisions of Section 14.02, and make such related changes to the terms of the Notes to the extent expressly required by Section 14.07;

(k) comply with the rules of any applicable Depositary, including The Depository Trust Company, so long as such amendment does not materially and adversely affect the rights of any Holder;

(l) provide for the issuance of additional Notes in accordance with this Indenture; or

(m) comply with any requirement of the Commission in connection with the qualification of this Indenture under the Trust Indenture Act to the extent this Indenture is qualified thereunder.

Upon the written request of the Company, the Trustee is hereby authorized to join with the Company in the execution of any such amendment or supplemental indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to, but may in its discretion, enter into any supplemental indenture that affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

Any supplemental indenture authorized by the provisions of this Section 10.01 may be executed by the Company and the Trustee without the consent of the Holders of any of the Notes at the time outstanding, notwithstanding any of the provisions of Section 10.02.

Section 10.02. Supplemental Indentures with Consent of Holders. With the consent (evidenced as provided in Article 8) of the Holders of at least a majority of the aggregate principal amount of the Notes then outstanding (determined in accordance with Article 8 and including, without limitation, consents obtained in connection with a repurchase of, or tender or exchange offer for, Notes), the Company and the Trustee, at the Company’s expense, may from time to time and at any time enter into an indenture or indentures supplemental hereto for the purpose of

Annex J-50

adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture, the Notes or any supplemental indenture or of modifying in any manner the rights of the Holders; provided, however, that, without the consent of each Holder of an outstanding Note affected, no such supplemental indenture shall:

(a) reduce the principal amount of Notes whose Holders must consent to an amendment;

(b) reduce the rate of or extend the stated time for payment of interest on any Note;

(c) reduce the principal of, reduce the premium payable upon conversion or redemption of a Note or extend the Maturity Date of any Note;

(d) make any change that adversely affects the conversion rights of any Notes;

(e) reduce the Redemption Price or the Fundamental Change Repurchase Price of any Note or amend or modify in any manner adverse to the Holders the Company’s obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(f) make any Note payable in a currency, or at a place of payment, other than that stated in the Note;

(g) change the ranking of the Notes;

(h) impair the right of any Holder to receive payment of principal and interest on such Holder’s Note on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes; or

(i) make any change in this Article 10 that requires each Holder’s consent or in the waiver provisions in Section 6.02 or Section 6.09.

Upon the written request of the Company, and upon the filing with the Trustee of evidence of the consent of requisite Holders as aforesaid and subject to Section 10.05, the Trustee shall join with the Company in the execution of such supplemental indenture unless such supplemental indenture affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such supplemental indenture.

Holders do not need under this Section 10.02 to approve the particular form of any proposed supplemental indenture. It shall be sufficient if such Holders approve the substance thereof. After any such supplemental indenture becomes effective, the Company shall deliver to the Holders a notice (with a copy to the Trustee) briefly describing such supplemental indenture. However, the failure to give such notice to all the Holders (with a copy to the Trustee), or any defect in the notice, will not impair or affect the validity of the supplemental indenture.

Section 10.03. Effect of Supplemental Indentures. Upon the execution of any supplemental indenture pursuant to the provisions of this Article 10, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitation of rights, obligations, duties and immunities under this Indenture of the Trustee, the Company and the Holders shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

Section 10.04. Notation on Notes. Notes authenticated and delivered after the execution of any supplemental indenture pursuant to the provisions of this Article 10 may, at the Company’s expense, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company or the Trustee shall so determine, new Notes so modified as to conform, in the opinion of the Trustee and the Company, to any modification of this Indenture contained in any such supplemental indenture may, at the Company’s expense, be prepared and executed by the Company, authenticated by the Trustee (or an authenticating agent duly appointed by the Trustee pursuant to Section 18.10) and delivered in exchange for the Notes then outstanding, upon surrender of such Notes then outstanding.

Section 10.05. Evidence of Compliance of Supplemental Indenture to Be Furnished Trustee. In addition to the documents required by Section 18.05, the Trustee shall receive an Officer’s Certificate and an Opinion of Counsel as conclusive evidence that any supplemental indenture executed pursuant hereto complies with the requirements of

Annex J-51

this Article 10 and is permitted or authorized by this Indenture; such Opinion of Counsel shall include a customary legal opinion stating that such supplemental indenture is the valid and binding obligation of the Company, subject to customary exceptions and qualifications. The Trustee shall have no responsibility for determining whether any amendment or supplemental indenture will or may have an adverse effect on any Holder.

Article 11
Consolidation, Merger, Sale, Conveyance and Lease

Section 11.01. Company May Consolidate, Etc. on Certain Terms. Subject to the provisions of Section 11.02, the Company shall not consolidate with, merge with or into, or sell, convey, transfer or lease all or substantially all of the consolidated assets of the Company and its consolidated subsidiaries, taken as a whole, to another Person unless:

(a) the resulting, surviving or transferee Person (the “Successor Company”), if not the Company, shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and the Successor Company (if not the Company) shall expressly assume, by supplemental indenture all of the obligations of the Company under the Notes and this Indenture;

(b) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing under this Indenture;

(c) if, upon the occurrence of any such transaction, (x) the Notes would become convertible into securities issued by an issuer other than the resulting, surviving, transferee or successor corporation, and (y) such resulting, surviving, transferee or successor corporation is a Wholly Owned Subsidiary of the issuer of such securities into which the Notes have become convertible, such other issuer shall fully and unconditionally guarantee on a senior basis the resulting, surviving, transferee or successor corporation’s obligations under the Notes; and

(d) each Guarantor, unless such Guarantor is the Person with which the Company has entered into a transaction under this Section 11.01, will have confirmed in writing that its Guarantee will continue to apply to the Obligations of the Company or the surviving entity in accordance with the Notes and this Indenture.

For purposes of this Section 11.01, the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of one or more Subsidiaries of the Company to another Person, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Company to another Person. Notwithstanding the foregoing, this Article 11 shall not apply to any sale, conveyance, transfer or lease of assets between or among the Company and its direct or indirect Wholly Owned Subsidiaries and, in such an event, the Company shall not be discharged from its obligations under the Notes and this Indenture.

Section 11.02. Successor Corporation to Be Substituted. In case of any such consolidation, merger, sale, conveyance, transfer or lease and upon the assumption by the Successor Company, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the due and punctual payment of the principal of and accrued and unpaid interest on all of the Notes, the due and punctual delivery or payment, as the case may be, of any consideration due upon conversion of the Notes and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Company, such Successor Company (if not the Company) shall succeed to and, except in the case of a lease of all or substantially all of the Company’s properties and assets, shall be substituted for the Company, with the same effect as if it had been named herein as the party of the first part, and may thereafter exercise every right and power of the Company under this Indenture. Such Successor Company thereupon may cause to be signed, and may issue either in its own name or in the name of the Company any or all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of such Successor Company instead of the Company and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate and shall deliver, or cause to be authenticated and delivered, any Notes that previously shall have been signed and delivered by the Officers of the Company to the Trustee for authentication, and any Notes that such Successor Company thereafter shall cause to be signed and delivered to the Trustee for that purpose. All the Notes so issued shall in all respects have the same legal rank and benefit under this Indenture as the Notes theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Notes had been issued at the date of the execution hereof. In the event of any such consolidation, merger, sale, conveyance or transfer (but not in the case of a lease), upon compliance with this Article 11 the Person named as the “Company” in the first paragraph of this Indenture (or any

Annex J-52

successor that shall thereafter have become such in the manner prescribed in this Article 11) may be dissolved, wound up and liquidated at any time thereafter and, except in the case of a lease, such Person shall be released from its liabilities as obligor and maker of the Notes and from its obligations under this Indenture and the Notes.

In case of any such consolidation, merger, sale, conveyance, transfer or lease, such changes in phraseology and form (but not in substance) may be made in the Notes thereafter to be issued as may be appropriate.

Article 12
Immunity of Incorporators, Stockholders, Officers and Directors

Section 12.01. Indenture and Notes Solely Corporate Obligations. No recourse for the payment of the principal of or accrued and unpaid interest on any Note, nor for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in this Indenture or in any supplemental indenture or in any Note, nor because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, employee, agent, Officer or director or Subsidiary, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of the Notes.

Article 13
[Reserved]

Article 14
Conversion of Notes

Section 14.01. Conversion Privilege. Subject to and upon compliance with the provisions of this Article 14, each Holder of a Note shall have the right, at such Holder’s option, to convert all or any portion (if the portion to be converted is $1,000 principal amount or an integral multiple of $1.00 in excess thereof) of such Note at any time prior to the close of business on the second Scheduled Trading Day immediately preceding the Maturity Date at an initial conversion rate of [•]14 shares of Common Stock (subject to adjustment as provided in this Article 14, the “Conversion Rate”) per $1,000 principal amount of Notes (subject to, and in accordance with, the settlement provisions of Section 14.02, the “Conversion Obligation”). Any conversion of Notes and any calculation or adjustment in connection with any conversion (including, for the avoidance of doubt, any Specified Dollar Amount), in excess of $1,000 will be calculated and converted on a proportional basis.

Section 14.02. Conversion Procedure; Settlement Upon Conversion. (a)

(i) Subject to this Section 14.02, Section 14.03(b) and Section 14.07(a), upon conversion of any Note, the Company shall satisfy its Conversion Obligation by paying or delivering, as the case may be, to the converting Holder, in respect of each $1,000 principal amount of Notes being converted, cash (“Cash Settlement”), shares of Common Stock, together with cash, if applicable, in lieu of delivering any fractional share of Common Stock in accordance with subsection (j) of this Section 14.02 (“Physical Settlement”) or a combination of cash and shares of Common Stock, together with cash, if applicable, in lieu of delivering any fractional share of Common Stock in accordance with subsection (j) of this Section 14.02 (“Combination Settlement”), at the Company’s election, as set forth in this Section 14.02. All conversions for which the relevant Conversion Date occurs during a Redemption Period, and all conversions for which the relevant Conversion Date occurs on or after [to be the 32nd day prior to Maturity] prior to the Maturity Date, shall be settled using the same Settlement Method and in the same proportions of cash and/or shares of Common Stock during the respective periods.

(ii) Except for any conversions for which the relevant Conversion Date occurs during a Redemption Period, the Company shall use the same Settlement Method for all conversions with the same Conversion Date and in the same proportions of cash and/or shares of Common Stock during the respective periods, but the Company shall not have any obligation to use the same Settlement Method with respect to conversions with different Conversion Dates.

____________

14       NTD: The initial conversion price will be the lesser of (i) $13.00 and (ii) a 30% premium to the lowest per share price at which any equity of the Company is issued within 15 days prior to the Closing Date. The rate inserted reflects subparagraph (i).

Annex J-53

(iii) If, in respect of any Conversion Date (or any conversions for which the relevant Conversion Date occurs during a Redemption Period), the Company elects to deliver a notice (the “Settlement Notice”) of the relevant Settlement Method in respect of such Conversion Date (or such period, as the case may be), the Company shall deliver such Settlement Notice to converting Holders, the Trustee and the Conversion Agent (if other than the Trustee), no later than the close of business on the Trading Day immediately following the relevant Conversion Date (or, in the case of any conversions for which the relevant Conversion Date occurs during a Redemption Period, in the applicable Notice of Redemption) (the “Settlement Method Election Date”). If the Company does not elect a Settlement Method as set forth in the immediately preceding sentence, the Company shall be deemed to have elected the Default Settlement Method in respect of its Conversion Obligation and the Specified Dollar Amount per $1,000 principal amount of Notes shall be equal to $1,000. Such Settlement Notice shall specify the relevant Settlement Method and in the case of an election of Combination Settlement, the relevant Settlement Notice shall indicate the Specified Dollar Amount per $1,000 principal amount of Notes. If the Company timely delivers a Settlement Notice electing Combination Settlement in respect of its Conversion Obligation but does not indicate a Specified Dollar Amount per $1,000 principal amount of Notes to be converted in such Settlement Notice, the Specified Dollar Amount per $1,000 principal amount of Notes shall be deemed to be $1,000. For the avoidance of doubt, the Company’s failure to timely elect a Settlement Method or specify the applicable Specified Dollar Amount will not constitute a Default or Event of Default under this Indenture.

(iv) The cash, shares of Common Stock or combination of cash and shares of Common Stock in respect of any conversion of Notes (the “Settlement Amount”) shall be computed as follows:

(A) if the Company elects (or is deemed to have elected) to satisfy its Conversion Obligation in respect of such conversion by Physical Settlement, the Company shall deliver to the converting Holder in respect of each $1,000 principal amount of Notes being converted a number of shares of Common Stock equal to the Conversion Rate in effect on the Conversion Date;

(B) if the Company elects to satisfy its Conversion Obligation in respect of such conversion by Cash Settlement, the Company shall pay to the converting Holder in respect of each $1,000 principal amount of Notes being converted cash in an amount equal to the sum of the Daily Conversion Values for each of the 30 consecutive Trading Days during the related Observation Period; and

(C) if the Company elects (or is deemed to have elected) to satisfy its Conversion Obligation in respect of such conversion by Combination Settlement, the Company shall pay or deliver, as the case may be, to the converting Holder in respect of each $1,000 principal amount of Notes being converted, a Settlement Amount equal to the sum of the Daily Settlement Amounts for each of the 30 consecutive Trading Days during the related Observation Period.

(v) The Daily Settlement Amounts (if applicable) and the Daily Conversion Values (if applicable) shall be determined by the Company promptly following the last day of the Observation Period. Promptly after such determination of the Daily Settlement Amounts or the Daily Conversion Values, as the case may be, and the amount of cash payable in lieu of delivering any fractional share of Common Stock, the Company shall notify the Trustee and the Conversion Agent (if other than the Trustee) of the Daily Settlement Amounts or the Daily Conversion Values, as the case may be, and the amount of cash payable in lieu of delivering fractional shares of Common Stock. The Trustee and the Conversion Agent (if other than the Trustee) shall have no responsibility for any such determination.

(b) Subject to Section 14.02(e), before any Holder of a Note shall be entitled to convert a Note as set forth above, such Holder shall (i) in the case of a Global Note, comply with the applicable procedures of the Depositary in effect at that time and, if required, pay funds equal to interest payable on the next Interest Payment Date to which such Holder is not entitled as set forth in Section 14.02(h) and (ii) in the case of a Physical Note (1) complete, manually sign and deliver an irrevocable notice to the Conversion Agent as set forth in the Form of Notice of Conversion (or a facsimile, PDF or other electronic transmission thereof) (a notice pursuant to the applicable procedure of the Depositary or a notice as set forth in the Form of Notice of Conversion, a “Notice of Conversion”) at the office of the Conversion Agent and state in writing therein the principal amount of Notes to be converted and the name or names (with addresses) in which such Holder wishes the certificate or certificates for any shares of Common Stock to be delivered upon settlement of the Conversion Obligation to be registered, (2) surrender such Notes, duly endorsed to the Company or in blank (and accompanied by appropriate endorsement and transfer documents in a form reasonably satisfactory to the Conversion Agent), at the office of the Conversion

Annex J-54

Agent, (3) if required, furnish appropriate endorsements and transfer documents in a form reasonably satisfactory to the Conversion Agent and (4) if required, pay funds equal to interest payable on the next Interest Payment Date to which such Holder is not entitled as set forth in Section 14.02(h). The Trustee (and if different, the Conversion Agent) shall notify the Company of any conversion pursuant to this Article 14 on the Conversion Date for such conversion. No Notes may be surrendered for conversion by a Holder thereof if such Holder has also delivered a Fundamental Change Repurchase Notice to the Company in respect of such Notes and has not validly withdrawn such Fundamental Change Repurchase Notice in accordance with Section 15.03.

If more than one Note shall be surrendered for conversion at one time by the same Holder, the Conversion Obligation with respect to such Notes shall be computed on the basis of the aggregate principal amount of the Notes (or specified portions thereof to the extent permitted thereby) so surrendered.

(c) A Note shall be deemed to have been converted immediately prior to the close of business on the date (the “Conversion Date”) that the Holder has complied with the requirements set forth in subsection (b) above. Except as set forth in Section 14.03(b) and Section 14.07(a), the Company shall pay or deliver, as the case may be, the consideration due in respect of the Conversion Obligation on the second Business Day immediately following the relevant Conversion Date, if the Company elects to satisfy its Conversion Obligation through Physical Settlement (provided that, with respect to any Conversion Date following the Regular Record Date immediately preceding the Maturity Date where Physical Settlement applies to the related conversion, the Company will settle any such conversion on the Maturity Date), or on the second Business Day immediately following the last Trading Day of the Observation Period, in the case of any other Settlement Method. If any shares of Common Stock are due to a converting Holder, the Company shall issue or cause to be issued, and deliver (if applicable) to the converting Holder, or such Holder’s nominee or nominees, the full number of shares of Common Stock to which such Holder shall be entitled, in book-entry format through the Depositary, in satisfaction of the Company’s Conversion Obligation.

(d) In case any Note shall be surrendered for partial conversion, the Company shall execute and the Trustee shall authenticate and deliver to or upon the written order of the Holder of the Note so surrendered a new Note or Notes in authorized denominations in an aggregate principal amount equal to the unconverted portion of the surrendered Note, without payment of any service charge by the converting Holder but, if required by the Company or Trustee, with payment of a sum sufficient to cover any documentary, stamp or similar issue or transfer tax or similar governmental charge required by law or that may be imposed in connection therewith as a result of the name of the Holder of the new Notes issued upon such conversion being different from the name of the Holder of the old Notes surrendered for such conversion.

(e) If a Holder submits a Note for conversion, the Company shall pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of Common Stock upon conversion, unless the tax is due because the Holder requests such shares to be issued in a name other than the Holder’s name, in which case the Holder shall pay that tax. The Conversion Agent may refuse to deliver the certificates representing the shares of Common Stock being issued in a name other than the Holder’s name until the Trustee receives a sum sufficient to pay any tax that is due by such Holder in accordance with the immediately preceding sentence.

(f) Except as provided in Section 14.04, no adjustment shall be made for dividends on any shares of Common Stock issued upon the conversion of any Note as provided in this Article 14.

(g) Upon the conversion of an interest in a Global Note, the Trustee, or the Custodian at the direction of the Trustee, shall make a notation on such Global Note as to the reduction in the principal amount represented thereby. The Company shall notify the Trustee in writing of any conversion of Notes effected through any Conversion Agent other than the Trustee.

(h) Upon conversion, a Holder shall not receive any separate cash payment for accrued and unpaid interest, if any, except as set forth in this Section 14.02(h), and the Company will not adjust the Conversion Rate for any accrued and unpaid interest on any converted Notes. The Company’s settlement of the full Conversion Obligation shall be deemed to satisfy in full its obligation to pay the principal amount of the Note and accrued and unpaid interest, if any, to, but not including, the relevant Conversion Date. As a result, accrued and unpaid interest, if any, to, but not including, the relevant Conversion Date shall be deemed to be paid in full rather than cancelled, extinguished or forfeited. Upon a conversion of Notes into a combination of cash and shares of Common Stock, accrued and unpaid interest will be deemed to be paid first out of the cash paid upon such conversion.

Annex J-55

Notwithstanding the foregoing, if Notes are converted after the close of business on a Regular Record Date and prior to the open of business on the corresponding Interest Payment Date, Holders of such Notes as of the close of business on such Regular Record Date will receive the full amount of interest payable on such Notes (to, but not including the corresponding Interest Payment Date) on the corresponding Interest Payment Date notwithstanding the conversion. Notes surrendered for conversion during the period from the close of business on any Regular Record Date to the open of business on the immediately following Interest Payment Date must be accompanied by funds equal to the amount of interest payable on the Notes so converted on the corresponding Interest Payment Date (regardless of whether the converting Holder was the Holder of record on such Regular Record Date); provided that no such payment shall be required (1) for conversions following the Regular Record Date immediately preceding the Maturity Date; (2) if the Company has specified a Redemption Date that is after a Regular Record Date and on or prior to the Scheduled Trading Day immediately following the corresponding Interest Payment Date; (3) if the Company has specified a Fundamental Change Repurchase Date or a Mandatory Conversion Date that is after a Regular Record Date and on or prior to the Business Day immediately following the corresponding Interest Payment Date; or (4) to the extent of any Defaulted Amounts, if any Defaulted Amounts exist at the time of conversion with respect to such Note. Therefore, for the avoidance of doubt, all Holders of record at the close of business on the Regular Record Date immediately preceding the Maturity Date, any Redemption Date described in clause (2) of the immediately preceding sentence and any Fundamental Change Repurchase Date described in clause (3) of the immediately preceding sentence shall receive and retain the full interest payment due on the Maturity Date or other applicable Interest Payment Date in cash regardless of whether their Notes have been converted following such Regular Record Date.

(i) The Person in whose name the shares of Common Stock shall be issuable upon conversion shall be treated as a stockholder of record as of the close of business on the relevant Conversion Date (if the Company elects to satisfy the related Conversion Obligation by Physical Settlement) or the last Trading Day of the relevant Observation Period (if the Company elects to satisfy the related Conversion Obligation by Combination Settlement), as the case may be. Upon a conversion of Notes, such Person shall no longer be a Holder of such Notes surrendered for conversion. Prior to conversion of a Holder’s Note, such Holder (in such capacity) shall not have any rights as a stockholder of the Company.

(j) The Company shall not issue any fractional share of Common Stock upon conversion of the Notes and shall instead pay cash in lieu of delivering any fractional share of Common Stock issuable upon conversion based on the Daily VWAP for the relevant Conversion Date (or, if such Conversion Date is not a Trading Day, the immediately preceding Trading Day), in the case of Physical Settlement, or based on the Daily VWAP for the last Trading Day of the relevant Observation Period, in the case of Combination Settlement. For each Note surrendered for conversion, if the Company has elected (or is deemed to have elected) Combination Settlement, the full number of shares that shall be issued upon conversion thereof shall be computed on the basis of the aggregate Daily Settlement Amounts for the relevant Observation Period and any fractional shares remaining after such computation shall be paid in cash.

Section 14.03. Company’s Mandatory Conversion Option.

(a) On or after [•], 202315 and prior to the close of business on [•], 202616, the Company may, at its option, elect to convert the original principal amount of the Notes in whole but not in part (a “Mandatory Conversion”) if (x) the Last Reported Sale Price of the Common Stock for at least 20 Trading Days (whether or not consecutive) during the period of 30 consecutive Trading Days ending on, and including, the last Trading Day of the immediately preceding calendar quarter (the “Mandatory Conversion Determination Date”) is greater than or equal to 130% of the Conversion Price on each applicable Trading Day and (y) the 30-Day ADTV ending on, and including, the Mandatory Conversion Determination Date is greater than or equal to $2,000,000 (the “Mandatory Conversion Condition”).

(b) To exercise its right to a Mandatory Conversion, the Company will send notice of the Company’s election (a “Mandatory Conversion Notice”) to Holders, the Trustee and the Conversion Agent no later than the fifth Business Day following the Mandatory Conversion Determination Date.

____________

15 NTD: To be the date that is one day after the first anniversary of the issuance date.

16 NTD: To be the two Business Days before the Maturity Date.

Annex J-56

Such Mandatory Conversion Notice must state:

(i) that the Notes have been called for Mandatory Conversion, briefly describing the Mandatory Conversion under this Indenture;

(ii) the Mandatory Conversion Date;

(iii) the current Conversion Rate;

(iv) the name and address of the Paying Agent and the Conversion Agent;

(v) the Settlement Method, which shall apply in the same proportions of cash and/or shares of Common Stock to all Holders; and

(vi) the CUSIP and ISIN numbers, if any, of the Notes.

(c) If the Company exercises its right to effect a Mandatory Conversion in accordance with this Section 14.03, then a Conversion Date will automatically, and without the need for any action on the part of any Holder, the Trustee or the Conversion Agent, be deemed to occur, with respect to each Note then outstanding, on the Mandatory Conversion Date. The Mandatory Conversion Date will be a Business Day of the Company’s choosing that is no more than 30, nor less than 10, Business Days after the Company sends the Mandatory Conversion Notice; provided that the Mandatory Conversion Date shall be no later than the second Scheduled Trading Day prior to the Maturity Date. The Company shall pay or deliver, as the case may be, the consideration due in respect of the Conversion Obligation on the second Business Day immediately following the Mandatory Conversion Date or the related Observation Period.

(d) The Conversion Rate in connection with a Mandatory Conversion shall be increased by a number of Additional Shares per $1,000 principal amount of Notes assuming the Notes had been converted pursuant to Section 14.04.

(e) Each share of Common Stock delivered upon a Mandatory Conversion of any Note will be a newly issued or treasury share and will be duly and validly issued, fully paid, non-assessable, free from preemptive rights and free of any lien or adverse claim. If the Common Stock is then listed on any securities exchange and has been registered on an effective registration statement with the Commission, then the Company will cause each share of Common Stock, when delivered upon a Mandatory Conversion of any Note, to be admitted for listing on such exchange. Notwithstanding anything herein to the contrary, the Company shall not be permitted to effect any Mandatory Conversion hereunder unless as of such Mandatory Conversion Date no Equity Conditions Failure then exists.

Section 14.04. Increased Conversion Rate Applicable to Certain Notes Surrendered in Connection with Make-Whole Fundamental Changes or during a Redemption Period. (a)  If (i) the Effective Date of a Make-Whole Fundamental Change occurs prior to the Maturity Date and a Holder elects to convert its Notes in connection with such Make-Whole Fundamental Change or (ii) the Company issues a Notice of Redemption as provided under Section 16.02 and a Holder elects to convert such Notes with a Conversion Date during the related Redemption Period, the Company shall, in each case, under the circumstances described below, increase the Conversion Rate for the Notes so surrendered for conversion by a number of additional shares of Common Stock (the “Additional Shares”), as described below. A conversion of Notes shall be deemed for these purposes to be “in connection with” such Make-Whole Fundamental Change if the relevant Conversion Date occurs during the period from, and including, the Effective Date of the Make-Whole Fundamental Change up to, and including, the close of business on the Business Day immediately prior to the related Fundamental Change Repurchase Date (or, in the case of a Make-Whole Fundamental Change that would have been a Fundamental Change but for the proviso in clause (b) of the definition thereof, the 35th Trading Day immediately following the Effective Date of such Make-Whole Fundamental Change) (such period, the “Make-Whole Fundamental Change Period”). For the avoidance of doubt, the Company shall not increase the Conversion Rate pursuant to the provisions of this Section 14.03 on account of an anticipated Fundamental Change that does not occur. If the Company issues a Notice of Redemption as set forth under Section 16.02 the Company shall increase the Conversion Rate during the related Redemption Period only with respect to conversions of Notes called for redemption (or deemed called for redemption as contemplated by the penultimate sentence of Section 16.02(d)), and not for Notes not called for redemption. Accordingly, if the Company elects to redeem fewer than all of the outstanding Notes as described under Section 16.05. Holders of the Notes not called for redemption will not be entitled to convert such Notes

Annex J-57

on account of the Notice of Redemption and will not be entitled to an increased Conversion Rate for conversions of such Notes on account of the Notice of Redemption during the related Redemption Period if such Notes are otherwise convertible, except in the limited circumstances set forth in the penultimate sentence of Section 16.02(d).

(b) Upon surrender of Notes for conversion in connection with a Make-Whole Fundamental Change or of Notes called for redemption with a Conversion Date occurring during the related Redemption Period, the Company shall, at its option, satisfy the related Conversion Obligation by Physical Settlement, Cash Settlement or Combination Settlement based on the Conversion Rate as increased to reflect the additional shares pursuant to the table set forth below, in accordance with Section 14.02; provided, however, that if, at the effective time of a Make-Whole Fundamental Change described in clause (b) of the definition of Fundamental Change, the Reference Property following such Make-Whole Fundamental Change is composed entirely of cash, for any conversion of Notes following the Effective Date of such Make-Whole Fundamental Change, the Conversion Obligation shall be calculated based solely on the Stock Price for the transaction and shall be deemed to be an amount of cash per $1,000 principal amount of converted Notes equal to the Conversion Rate (including any increase to reflect the Additional Shares), multiplied by such Stock Price. In such event, the Conversion Obligation shall be determined and paid to Holders in cash on the second Business Day following the Conversion Date. The Company shall notify the Holders, the Trustee and the Conversion Agent (if other than the Trustee) of the Effective Date of any Make-Whole Fundamental Change in writing no later than five Business Days after such Effective Date.

(c) The number of Additional Shares, if any, by which the Conversion Rate shall be increased for conversions in connection with a Make-Whole Fundamental Change or a Notice of Redemption shall be determined by reference to the table below, based on the date on which the Make-Whole Fundamental Change occurs or becomes effective (in each case, the “Effective Date”) or the Redemption Notice Date, as applicable, and the price (the “Stock Price”) paid (or deemed to be paid) per share of the Common Stock in the Make-Whole Fundamental Change or on the Redemption Notice Date, as applicable. If the holders of the Common Stock receive in exchange for their Common Stock only cash in a Make-Whole Fundamental Change described in clause (b) of the definition of Fundamental Change, the Stock Price shall be the cash amount paid per share. Otherwise, the Stock Price shall be the average of the Last Reported Sale Prices of the Common Stock over the ten consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the applicable Effective Date of the Make-Whole Fundamental Change or the Redemption Notice Date, as the case may be. In the event that a conversion during a Redemption Period would also be deemed to be in connection with a Make-Whole Fundamental Change, a Holder of the Notes to be converted will be entitled to a single increase to the Conversion Rate with respect to the first to occur of the applicable Redemption Notice Date or the Effective Date of the applicable Make-Whole Fundamental Change, and the later event will be deemed not to have occurred for purposes of this Section 14.03.

(d) The Stock Prices set forth in the column headings of the table below shall be adjusted as of any date on which the Conversion Rate of the Notes is otherwise adjusted. The adjusted Stock Prices shall equal the Stock Prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to such adjustment giving rise to the Stock Price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of Additional Shares set forth in the table below shall be adjusted in the same manner and at the same time as the Conversion Rate as set forth in Section 14.04.

(e) The following table sets forth the number of Additional Shares by which the Conversion Rate shall be increased per $1,000 principal amount of Notes pursuant to this Section 14.03 for each Stock Price and Effective Date or Redemption Notice Date, as applicable, set forth below:17

Effective Date/Redemption Notice Date	Stock Price[18]
	$10.00	$12.00	$14.00	$16.00	$18.00	$20.00	$25.00	$30.00	$40.00	$50.00
[•], 2022	13.0430
[•], 2023	13.0430
[•], 2024	13.0430
[•], 2025	13.0430
[•], 2026	13.0430

____________

17      NTD: Table to be completed prior to issuance using customary methodology with the assistance of a nationally recognized investment bank that has experience with convertible notes of this type.

18      NTD: Bankers to confirm.

Annex J-58

The exact Stock Prices and Effective Dates or Redemption Notice Dates may not be set forth in the table above, in which case:

(i) if the Stock Price is between two Stock Prices in the table above or the Effective Date or Redemption Notice Date, as applicable, is between two Effective Dates or Redemption Notice Dates, as applicable, in the table, the number of Additional Shares by which the Conversion Rate shall be increased shall be determined by a straight-line interpolation between the number of Additional Shares set forth for the higher and lower Stock Prices and the earlier and later Effective Dates or Redemption Notice Dates, as applicable, based on a 365- or 366-day year, as applicable;

(ii) if the Stock Price is greater than $50.00 per share (subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table above pursuant to subsection (d) above), no Additional Shares shall be added to the Conversion Rate; and

(iii) if the Stock Price is less than $10.00 per share (subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table above pursuant to subsection (d) above), no Additional Shares shall be added to the Conversion Rate.

Notwithstanding the foregoing, in no event shall the Conversion Rate per $1,000 principal amount of Notes exceed [•] shares of Common Stock, subject to adjustment in the same manner as the Conversion Rate pursuant to Section 14.04.

(f) Nothing in this Section 14.04 shall prevent an adjustment to the Conversion Rate that would otherwise be required pursuant to Section 14.04 in respect of a Make-Whole Fundamental Change.

Section 14.05. Adjustment of Conversion Rate. The Conversion Rate shall be adjusted from time to time by the Company if any of the following events occurs, except that the Company shall not make any adjustments to the Conversion Rate if Holders of the Notes participate (other than in the case of (x) a share split or share combination or (y) a tender or exchange offer), at the same time and upon the same terms as holders of the Common Stock and solely as a result of holding the Notes, in any of the transactions described in this Section 14.04, without having to convert their Notes, as if they held a number of shares of Common Stock equal to the Conversion Rate, multiplied by the principal amount (expressed in thousands) of Notes held by such Holder. Neither the Trustee nor the Conversion Agent shall have any responsibility to verify the accuracy of any adjustment to the Conversion Rate. The Company shall notify the Holders, the Trustee and the Conversion Agent promptly in writing of any adjustments to the Conversion Rate, which adjustments shall be conclusive and binding on holders, absent manifest error.

(a) If the Company exclusively issues shares of Common Stock as a dividend or distribution on shares of the Common Stock to all or substantially all holders of the Common Stock, or if the Company effects a share split or share combination, the Conversion Rate shall be adjusted based on the following formula:

where,
CR0 =

the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date of such dividend or distribution, or immediately prior to the open of business on the Effective Date of such share split or share combination, as applicable;

CR’ =	the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date or Effective Date, as applicable;
OS0 =	the number of shares of Common Stock outstanding immediately prior to the open of business on such Ex-Dividend Date or Effective Date, as applicable; and
OS’ =	the number of shares of Common Stock outstanding immediately after giving effect to such dividend, distribution, share split or share combination, as applicable.

Any adjustment made under this Section 14.04(a) shall become effective immediately after the open of business on the Ex-Dividend Date for such dividend or distribution, or immediately after the open of business on the Effective Date for such share split or share combination, as applicable. If any dividend or distribution of the type

Annex J-59

described in this Section 14.04(a) is declared but not so paid or made, the Conversion Rate shall be immediately readjusted, effective as of the date the Company determines in good faith not to pay such dividend or distribution, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(b) If the Company issues to all or substantially all holders of the Common Stock any rights, options or warrants (other than pursuant to a stockholders rights plan) entitling them, for a period of not more than 45 calendar days after the announcement date of such issuance, to subscribe for or purchase shares of the Common Stock at a price per share that is less than the average of the Last Reported Sale Prices of the Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, the Conversion Rate shall be increased based on the following formula:

where,
CR0 =	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date for such issuance;
CR’ =	the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date;
OS0 =	the number of shares of Common Stock outstanding immediately prior to the open of business on such Ex-Dividend Date;
X =	the total number of shares of Common Stock issuable pursuant to such rights, options or warrants; and
Y =

the number of shares of Common Stock equal to the aggregate price payable to exercise such rights, options or warrants, divided by the average of the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

Any increase made under this Section 14.04(a) shall be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the open of business on the Ex-Dividend Date for such issuance. To the extent that shares of the Common Stock are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of shares of Common Stock actually delivered. If such rights, options or warrants are not so issued, or if no such rights, options or warrants are exercised prior to their expiration, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if such Ex-Dividend Date for such issuance had not occurred.

For purposes of this Section 14.04(a) and for the purpose of Section 14.01(b)(ii)(A), in determining whether any rights, options or warrants entitle the holders of the Common Stock to subscribe for or purchase shares of the Common Stock at less than such average of the Last Reported Sale Prices of the Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, and in determining the aggregate offering price of such shares of Common Stock, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Company in good faith.

(c) If the Company distributes shares of its Capital Stock, evidences of its indebtedness, other assets or property of the Company or rights, options or warrants to acquire its Capital Stock or other securities, to all or substantially all holders of the Common Stock, excluding (i) dividends, distributions or issuances as to which an adjustment was effected (or would be effected, disregarding the 1% Provision) pursuant to Section 14.04(a)

Annex J-60

or Section 14.04(b), (ii) rights issued under a stockholders rights plan (except as provided in Section 14.11), (iii) dividends or distributions paid exclusively in cash as to which the provisions set forth in Section 14.04(d) shall apply, (iv) distributions of Reference Property in exchange for, or upon conversion of, Common Stock in a Merger Event and (v) Spin-Offs as to which the provisions set forth in this Section 14.04(c) shall apply (any of such shares of Capital Stock, evidences of indebtedness, other assets or property or rights, options or warrants to acquire Capital Stock or other securities, the “Distributed Property”), then the Conversion Rate shall be increased based on the following formula:

where,
CR0 =	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date for such distribution;
CR’ =	the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date;
SP0 =

the average of the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Dividend Date for such distribution; and

FMV =	the fair market value (as determined by the Company in good faith) of the Distributed Property with respect to each outstanding share of the Common Stock on the Ex-Dividend Date for such distribution.

Any increase made under the portion of this Section 14.04(c) above shall become effective immediately after the open of business on the Ex-Dividend Date for such distribution. If such distribution is not so paid or made, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if such distribution had not been declared. In the case of any distribution of rights, options or warrants, to the extent such rights, options or warrants expire unexercised, the Conversion Rate shall be immediately readjusted to the Conversion Rate that would then be in effect had such unexercised rights, options or warrants not been distributed. Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder of a Note shall receive, in respect of each $1,000 principal amount thereof, at the same time and upon the same terms as holders of the Common Stock receive the Distributed Property, the amount and kind of Distributed Property such Holder would have received if such Holder owned a number of shares of Common Stock equal to the Conversion Rate in effect on the Ex-Dividend Date for the distribution.

With respect to an adjustment pursuant to this Section 14.04(c) where there has been a payment of a dividend or other distribution on the Common Stock of shares of Capital Stock of any class or series, or similar equity interest, of or relating to a Subsidiary, other business unit or Affiliate of the Company, that are, or, when issued, will be, listed or admitted for trading on a U.S. national securities exchange (a “Spin-Off”), the Conversion Rate shall be increased based on the following formula:

where,
CR0 =	the Conversion Rate in effect immediately prior to the end of the Valuation Period;
CR’ =	the Conversion Rate in effect immediately after the end of the Valuation Period;
FMV0 =

the average of the Last Reported Sale Prices of the Capital Stock or similar equity interest distributed to holders of the Common Stock applicable to one share of the Common Stock (determined by reference to the definition of Last Reported Sale Price as set forth in Section 1.01 as if references therein to Common Stock were to such Capital Stock or similar equity interest) over the first 10 consecutive Trading Day period after, and including, the Ex-Dividend Date of the Spin-Off (the “Valuation Period”); and

MP0 =	the average of the Last Reported Sale Prices of the Common Stock over the Valuation Period.

Annex J-61

The increase to the Conversion Rate under the preceding paragraph shall occur at the close of business on the last Trading Day of the Valuation Period; provided that (x) in respect of any conversion of Notes for which Physical Settlement is applicable, if the relevant Conversion Date occurs during the Valuation Period, the reference to “10” in the preceding paragraph shall be deemed to be replaced with such lesser number of Trading Days as have elapsed from, and including, the Ex-Dividend Date of such Spin-Off to, and including, the Conversion Date in determining the Conversion Rate and (y) in respect of any conversion of Notes for which Cash Settlement or Combination Settlement is applicable, for any Trading Day that falls within the relevant Observation Period for such conversion and within the Valuation Period, the reference to “10” in the preceding paragraph shall be deemed to be replaced with such lesser number of Trading Days as have elapsed between the Ex-Dividend Date of such Spin-Off and such Trading Day in determining the Conversion Rate as of such Trading Day.

If any dividend or distribution that constitutes a spin-off is declared but not so paid or made, the Conversion Rate shall be immediately decreased, effective as of the date the Board of Directors determines not to pay or make such dividend or distribution, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared or announced.

For purposes of this Section 14.04(c) (and subject in all respects to Section 14.11), rights, options or warrants distributed by the Company to all holders of the Common Stock entitling them to subscribe for or purchase shares of the Company’s Capital Stock, including Common Stock (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”): (i) are deemed to be transferred with such shares of the Common Stock; (ii) are not exercisable; and (iii) are also issued in respect of future issuances of the Common Stock, shall be deemed not to have been distributed for purposes of this Section 14.04(c) (and no adjustment to the Conversion Rate under this Section 14.04(c) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 14.04(c). If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the date of this Indenture, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Ex-Dividend Date with respect to new rights, options or warrants with such rights (in which case the existing rights, options or warrants shall be deemed to terminate and expire on such date without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the immediately preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 14.04(c) was made, (1) in the case of any such rights, options or warrants that shall all have been redeemed or purchased without exercise by any holders thereof, upon such final redemption or purchase (x) the Conversion Rate shall be readjusted as if such rights, options or warrants had not been issued and (y) the Conversion Rate shall then again be readjusted to give effect to such distribution, deemed distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or purchase price received by a holder or holders of Common Stock with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all holders of Common Stock as of the date of such redemption or purchase, and (2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights, options and warrants had not been issued.

For purposes of Section 14.04(a), Section 14.04(b) and this Section 14.04(c), if any dividend or distribution to which this Section 14.04(c) is applicable also includes one or both of:

(A) a dividend or distribution of shares of Common Stock to which Section 14.04(a) is applicable (the “Clause A Distribution”); or

(B) a dividend or distribution of rights, options or warrants to which Section 14.04(b) is applicable (the “Clause B Distribution”),

then, in either case, (1) such dividend or distribution, other than the Clause A Distribution and the Clause B Distribution, shall be deemed to be a dividend or distribution to which this Section 14.04(c) is applicable (the “Clause C Distribution”) and any Conversion Rate adjustment required by this Section 14.04(c) with respect to such Clause C Distribution shall then be made, and (2) the Clause A Distribution and Clause B Distribution shall be

Annex J-62

deemed to immediately follow the Clause C Distribution and any Conversion Rate adjustment required by Section 14.04(a) and Section 14.04(b) with respect thereto shall then be made, except that, if determined by the Company (I) the “Ex-Dividend Date” of the Clause A Distribution and the Clause B Distribution shall be deemed to be the Ex-Dividend Date of the Clause C Distribution and (II) any shares of Common Stock included in the Clause A Distribution or Clause B Distribution shall be deemed not to be “outstanding immediately prior to the open of business on such Ex-Dividend Date or Effective Date” within the meaning of Section 14.04(a) or “outstanding immediately prior to the open of business on such Ex-Dividend Date” within the meaning of Section 14.04(b).

(d) If any cash dividend or distribution is made to all or substantially all holders of the Common Stock, the Conversion Rate shall be increased based on the following formula:

where,
CR0 =	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date for such dividend or distribution;
CR’ =	the Conversion Rate in effect immediately after the open of business on the Ex-Dividend Date for such dividend or distribution;
SP0 =	the Last Reported Sale Price of the Common Stock on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution; and
C =	the amount in cash per share the Company distributes to all or substantially all holders of the Common Stock.

Any increase pursuant to this Section 14.04(d) shall become effective immediately after the open of business on the Ex-Dividend Date for such dividend or distribution. If such dividend or distribution is not so paid, the Conversion Rate shall be decreased, effective as of the date the Company determines in good faith not to make or pay such dividend or distribution, to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared. Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder of a Note shall receive, for each $1,000 principal amount of Notes it holds, at the same time and upon the same terms as holders of shares of the Common Stock, the amount of cash that such Holder would have received if such Holder owned a number of shares of Common Stock equal to the Conversion Rate on the Ex-Dividend Date for such cash dividend or distribution.

(e) If the Company or any of its Subsidiaries make a payment in respect of a tender or exchange offer for the Common Stock that is subject to the then applicable tender offer rules under the Exchange Act (other than any odd-lot tender offer), to the extent that the cash and value of any other consideration included in the payment per share of the Common Stock exceeds the average of the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Rate shall be increased based on the following formula:

where,
CR0 =

the Conversion Rate in effect immediately prior to the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

CR’ =

the Conversion Rate in effect immediately after the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC =	the aggregate value of all cash and any other consideration (as determined by the Company in good faith) paid or payable for shares of Common Stock purchased in such tender or exchange offer;

Annex J-63

OS0 =

the number of shares of Common Stock outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer);

OS’ =

the number of shares of Common Stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer); and

SP’ =

the average of the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

The increase to the Conversion Rate under this Section 14.04(e) shall occur at the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires; provided that (x) in respect of any conversion of Notes for which Physical Settlement is applicable, if the relevant Conversion Date occurs during the 10 Trading Days immediately following, and including, the Trading Day next succeeding the expiration date of any tender or exchange offer, references to “10” or “10th” in the preceding paragraph shall be deemed replaced with such lesser number of Trading Days as have elapsed from, and including, the Trading Day next succeeding the date that such tender or exchange offer expires to, and including, the Conversion Date in determining the Conversion Rate and (y) in respect of any conversion of Notes for which Cash Settlement or Combination Settlement is applicable, for any Trading Day that falls within the relevant Observation Period for such conversion and within the 10 Trading Days immediately following, and including, the Trading Day next succeeding the expiration date of any tender or exchange offer, references to “10” or “10th” in the preceding paragraph shall be deemed replaced with such lesser number of Trading Days as have elapsed from, and including, the Trading Day next succeeding the expiration date of such tender or exchange offer to, and including, such Trading Day in determining the Conversion Rate as of such Trading Day.

If the Company or one of its Subsidiaries is obligated to purchase shares of Common Stock pursuant to any such tender or exchange offer described in this Section 14.04(e) but the Company or such Subsidiary is permanently prevented by applicable law from effecting any such purchase or all such purchases are rescinded, the Conversion Rate shall be readjusted to be the Conversion Rate that would then be in effect if such tender or exchange offer had not been made or had been made only in respect of the purchases that have been made.

(f)   Notwithstanding this Section 14.04 or any other provision of this Indenture or the Notes, if: (i) a Conversion Rate adjustment for any dividend or distribution becomes effective on any Ex-Dividend Date as described in this Section 14.04; (ii) a Note is to be converted for which the conversion consideration includes shares of Common Stock; (iii) any Trading Day in the Observation Period for such conversion occurs on or after such Ex-Dividend Date and on or before the related Record Date; (iv) the consideration due upon such conversion includes any whole shares of Common Stock based on a Conversion Rate that is adjusted for such dividend or distribution; and (v) the Holder would be entitled to participate in such dividend or distribution on account of such shares, then, notwithstanding anything to the contrary: the Conversion Rate adjustment relating to such Ex-Dividend Date shall be made for such conversion in respect of such Trading Day, but the shares of Common Stock issuable with respect to such Trading Day based on such adjusted conversion rate shall not be entitled to participate in such dividend or distribution.

(g) If a Holder has converted its Notes on or after such Ex-Dividend Date and on or prior to the related Record Date would become the record holder of the shares of Common Stock as of the related Conversion Date as described under Section 14.02(i) based on an adjusted Conversion Rate for such Ex-Dividend Date, then, notwithstanding the Conversion Rate adjustment provisions in this Section 14.04, the Conversion Rate adjustment relating to such Ex-Dividend Date shall not be made for such converting Holder. Instead, such Holder shall be treated as if such Holder were the record owner of the shares of Common Stock on an unadjusted basis and participate in the related dividend, distribution or other event giving rise to such adjustment.

(h) Except as stated herein, the Company shall not adjust the Conversion Rate for the issuance of shares of the Common Stock or any securities convertible into or exchangeable for shares of the Common Stock or the right to purchase shares of the Common Stock or such convertible or exchangeable securities.

Annex J-64

(i)   In addition to those adjustments required by clauses (a), (b), (c), (d) and (e) of this Section 14.04, and to the extent permitted by applicable law and subject to the applicable rules of any exchange on which any of the Company’s securities are then-listed, the Company from time to time may increase the Conversion Rate by any amount for a period of at least 20 Business Days if the Company determines, in good faith, that such increase would be in the Company’s best interest. In addition, to the extent permitted by applicable law and subject to the applicable rules of any exchange on which the Company’s securities are then listed, the Company may (but is not required to) increase the Conversion Rate to avoid or diminish any income tax to holders of Common Stock or rights to purchase Common Stock in connection with a dividend or distribution of shares of Common Stock (or rights to acquire shares of Common Stock) or similar event.

(j) Notwithstanding anything to the contrary in this Article 14, the Conversion Rate shall not be adjusted:

(i) upon the issuance of any shares of Common Stock (other than any such issuance described in clause (a), (b) or (c) of this Section 14.04) at a price below the Conversion Price for the Notes;

(ii) upon the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in shares of Common Stock under any plan;

(iii) upon the issuance of any shares of Common Stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of the Company’s Subsidiaries (other than any stockholder rights plan);

(iv) upon the issuance of any shares of the Common Stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (iii) of this subsection and outstanding as of the date the Notes were first issued;

(v) for a third-party tender offer by any party other than a tender offer by one or more of the Company’s Subsidiaries described in clause (e) of this Section 14.04;

(vi) upon the repurchase of any shares of Common Stock that is not a tender offer or exchange offer of the nature described under clause (e) of this Section 14.04 including (structured or derivative transactions and open market repurchases of shares of Common Stock, or transactions pursuant to a stock repurchase program approved by the Board of Directors or otherwise);

(vii)   for any issuance of PIK Notes;

(viii) solely for a change in the par value of the Common Stock; or

(ix) for accrued and unpaid interest, if any.

(k) All calculations and other determinations under this Article 14 shall be made by the Company and shall be made to the nearest one-ten thousandth (1/10,000th) of a share.

(l)   If an adjustment to the Conversion Rate otherwise required by this Section 14.04 would result in a change of less than 1% to the Conversion Rate, then, notwithstanding the foregoing, the Company may, at its election, defer and carry forward such adjustment, except that all such deferred adjustments must be given effect immediately upon the earliest to occur of the following: (i) when all such deferred adjustments would result in an aggregate change of at least 1% to the Conversion Rate; (ii) the Conversion Date for any Notes (in the case of Physical Settlement); (iii) on each Trading Day of an Observation Period for any Note; (iii) the effective date of a Fundamental Change and/or Make-Whole Fundamental Change; (iv) if the Company calls any Notes for redemption; or (v) [•], 202619, in each case, unless the adjustment has already been made. The provision described in the immediately preceding sentence of this Section 14.04(l) is referred to herein as the “1% Provision.”

____________

19      NTD: This shall be the date that is 6 months before maturity.

Annex J-65

(m) Whenever the Conversion Rate is adjusted as herein provided, the Company shall promptly file with the Trustee (and the Conversion Agent if not the Trustee) an Officer’s Certificate setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Unless and until a Responsible Officer of the Trustee shall have received such Officer’s Certificate, the Trustee shall not be deemed to have knowledge of any adjustment of the Conversion Rate and may assume without inquiry that the last Conversion Rate of which it has knowledge is still in effect. Promptly after delivery of such certificate, the Company shall prepare a notice of such adjustment of the Conversion Rate setting forth the adjusted Conversion Rate and the date on which each adjustment becomes effective and shall deliver such notice of such adjustment of the Conversion Rate to each Holder. Failure to deliver such notice shall not affect the legality or validity of any such adjustment.

(n) For purposes of this Section 14.04, the number of shares of Common Stock at any time outstanding shall not include shares of Common Stock held in the treasury of the Company so long as the Company does not pay any dividend or make any distribution on shares of Common Stock held in the treasury of the Company, but shall include shares of Common Stock issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock.

Section 14.06. Adjustments of Prices. Whenever any provision of this Indenture requires the Company to calculate the Last Reported Sale Prices, the Daily VWAPs, the Daily Conversion Values or the Daily Settlement Amounts over a span of multiple days (including an Observation Period and the Stock Price for purposes of a Make-Whole Fundamental Change or for purposes of determining whether the Company may issue a Notice of Redemption), the Company shall make appropriate adjustments in good faith to each to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Ex-Dividend Date, Effective Date or expiration date, as the case may be, of the event occurs at any time during the period when the Last Reported Sale Prices, the Daily VWAPs, the Daily Conversion Values or the Daily Settlement Amounts are to be calculated.

Section 14.07. Shares to Be Fully Paid. The Company shall maintain, free from preemptive rights, out of its authorized but unissued shares or shares held in treasury, sufficient shares of Common Stock to provide for the conversion of the Notes from time to time as such Notes are presented for conversion (assuming delivery of the maximum number of Additional Shares pursuant to Section 14.03 and that at the time of computation of such number of shares, all such Notes would be converted by a single Holder and that Physical Settlement were applicable.

Section 14.08. Effect of Recapitalizations, Reclassifications and Changes of the Common Stock.

(a) In the case of:

(i) any recapitalization, reclassification or change of the Common Stock (other than changes in par value or from par value to no par value, or changes resulting from a subdivision or combination),

(ii) any consolidation, merger, combination or similar transaction involving the Company,

(iii) any sale, lease or other transfer to a third party of all or substantially all of the consolidated assets of the Company and the Company’s Subsidiaries or

(iv) any statutory share exchange,

in each case, as a result of which the Common Stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof) (any such event, a “Merger Event”), then, at the effective time of the Merger Event, the Company or the successor or acquiring person, as the case may be, shall execute with the Trustee a supplemental indenture, without the consent of the Holders, providing that at and after the effective time of such Merger Event, the right to convert each $1,000 principal amount of Notes shall be changed into a right to convert such principal amount of Notes into the kind and amount of shares of stock, other

Annex J-66

securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to such Merger Event would have owned or been entitled to receive (the “Reference Property,” with each “unit of Reference Property” meaning the kind and amount of Reference Property that a holder of one share of Common Stock is entitled to receive) upon such Merger Event and, prior to or at the effective time of such Merger Event, the Company or the successor or purchasing Person, as the case may be, shall execute with the Trustee a supplemental indenture permitted under Section 10.01(j) providing for such change in the right to convert each $1,000 principal amount of Notes; provided, however, that at and after the effective time of the Merger Event (A) the Company or the successor or acquiring company, as the case may be, shall continue to have the right to elect to determine the form of consideration to be paid or delivered, as the case may be, in respect of the remainder, if any, of the Conversion Obligation in excess of the principal amount of the Notes being converted, in accordance with Section 14.02, (B) any amount payable in cash upon conversion of the Notes in accordance with Section 14.02 shall continue to be payable in cash, (C) any shares of Common Stock that the Company would have been required to deliver upon conversion of the Notes in accordance with Section 14.02 shall instead be deliverable in the amount and type of Reference Property that a holder of that number of shares of Common Stock would have received in such Merger Event and (D) the Daily VWAP shall be calculated based on the value of a unit of Reference Property.

If the Merger Event causes the Common Stock to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), then (i) the Reference Property into which the Notes will be convertible shall be deemed to be the weighted average of the types and amounts of consideration actually received by the holders of Common Stock, and (ii) the unit of Reference Property for purposes of the immediately preceding paragraph shall refer to the consideration referred to in clause (i) attributable to one share of Common Stock. If the holders of the Common Stock receive only cash in such Merger Event, then for all conversions for which the relevant Conversion Date occurs after the effective date of such Merger Event (A) the consideration due upon conversion of each $1,000 principal amount of Notes shall be solely cash in an amount equal to the Conversion Rate in effect on the Conversion Date (as may be increased by any Additional Shares pursuant to Section 14.03), multiplied by the price paid per share of Common Stock in such Merger Event and (B) the Company shall satisfy the Conversion Obligation by paying cash to converting Holders on the second Business Day immediately following the relevant Conversion Date. The Company shall notify Holders, the Trustee and the Conversion Agent (if other than the Trustee) in writing of such weighted average as soon as reasonably practicable after such determination is made.

If the Reference Property in respect of any Merger Event includes, in whole or in part, shares of Common Equity or securities convertible into or exchangeable for shares of Common Equity, the supplemental indenture described in the second immediately preceding paragraph shall provide for anti-dilution and other adjustments that shall be as nearly equivalent as is possible to the adjustments provided for in this Article 14 with respect to the portion of Reference Property consisting of such Common Equity or securities convertible into or exchangeable for shares of Common Equity. If the Reference Property in respect of any such Merger Event includes shares of stock, securities or other property or assets, other than cash and/or cash equivalents, of a Person other than the Company or the successor or purchasing corporation, as the case may be, in such Merger Event and such other company, if an affiliate of the Company (or, if the Company does not survive the Merger Event, an affiliate of the successor or purchasing company) is party to the transaction, such other company shall also execute such supplemental indenture, and such supplemental indenture shall contain such additional provisions to protect the interests of the Holders as the Company shall in good faith reasonably consider necessary by reason of the foregoing, including the provisions providing for the purchase rights set forth in Article 15.

(b) When the Company executes a supplemental indenture pursuant to subsection (a) of this Section 14.07, the Company shall promptly file with the Trustee an Officer’s Certificate briefly stating the reasons therefor, the kind or amount of cash, securities or property or asset that will comprise a unit of Reference Property after any such Merger Event, any adjustment to be made with respect thereto and that all conditions precedent have been complied with, and shall promptly deliver or cause to be delivered notice thereof to all Holders. The Company shall cause notice of the execution of such supplemental indenture to be delivered to each Holder within 20 days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of such supplemental indenture.

(c) The Company shall not become a party to any Merger Event unless its terms are reasonably consistent with this Section 14.07 and in compliance with Section 14.10. None of the foregoing provisions shall

Annex J-67

affect the right of a holder of Notes to convert its Notes into cash, shares of Common Stock or a combination of cash and shares of Common Stock, as applicable, as set forth in Section 14.01 and Section 14.02 prior to the effective date of such Merger Event.

(d) The above provisions of this Section shall similarly apply to successive Merger Events.

Section 14.09. Certain Covenants. (a) The Company covenants that all shares of Common Stock issued upon conversion of Notes will be fully paid and non-assessable by the Company and free from all taxes, liens and charges with respect to the issue thereof.

(b) The Company further covenants that if at any time the Common Stock shall be listed on any national securities exchange or automated quotation system the Company will list and keep listed, so long as the Common Stock shall be so listed on such exchange or automated quotation system, any Common Stock issuable upon conversion of the Notes.

Section 14.10. Responsibility of Trustee. The Trustee and any other Conversion Agent shall not at any time be under any duty or responsibility to any Holder to determine the Conversion Rate (or any adjustment thereto) or whether any facts exist that may require any adjustment (including any increase) of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. The Trustee and any other Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any shares of Common Stock, or of any securities, property or cash that may at any time be issued or delivered upon the conversion of any Note; and the Trustee and any other Conversion Agent make no representations with respect thereto. Neither the Trustee nor any Conversion Agent shall be responsible for any failure of the Company to issue, transfer or deliver any shares of Common Stock or stock certificates or other securities or property or cash upon the surrender of any Note for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this Article. Without limiting the generality of the foregoing, neither the Trustee nor any Conversion Agent shall be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 14.07 relating either to the kind or amount of shares of stock or securities or property (including cash) receivable by Holders upon the conversion of their Notes after any event referred to in such Section 14.07 or to any adjustment to be made with respect thereto, but, subject to the provisions of Section 7.01, may accept (without any independent investigation) as conclusive evidence of the correctness of any such provisions, and shall be protected in relying upon, the Officer’s Certificate (which the Company shall be obligated to file with the Trustee prior to the execution of any such supplemental indenture) with respect thereto. Neither the Trustee nor the Conversion Agent shall be responsible for determining whether any event contemplated by Section 14.01(b) has occurred that makes the Notes eligible for conversion or no longer eligible therefor until the Company has delivered to the Trustee and the Conversion Agent the notices referred to in Section 14.01(b) with respect to the commencement or termination of such conversion rights, on which notices the Trustee and the Conversion Agent may conclusively rely, and the Company agrees to deliver such notices to the Trustee and the Conversion Agent immediately after the occurrence of any such event or at such other times as shall be provided for in Section 14.01(b). Except as otherwise expressly provided herein, neither the Trustee nor any other agent acting under this Indenture (other than the Company, if acting in such capacity) shall have any obligation to make any calculation or to determine whether the Notes may be surrendered for conversion pursuant to this Indenture, or to notify the Company or the Depositary or any of the Holders if the Notes have become convertible pursuant to the terms of this Indenture.

Section 14.11. Notice to Holders Prior to Certain Actions. In case of any:

(a) action by the Company or one of its Subsidiaries that would require an adjustment in the Conversion Rate pursuant to Section 14.04 or Section 14.11; or

(b) voluntary or involuntary dissolution, liquidation or winding-up of the Company;

then, in each case (unless notice of such event is otherwise required pursuant to another provision of this Indenture), the Company shall cause to be filed with the Trustee and the Conversion Agent (if other than the Trustee) and to be delivered to each Holder, as promptly as possible, a notice stating (i) the date on which a record is to be taken for

Annex J-68

the purpose of such action by the Company or one of its Subsidiaries or, if a record is not to be taken, the date as of which the holders of Common Stock of record are to be determined for the purposes of such action by the Company or one of its Subsidiaries, or (ii) the date on which such dissolution, liquidation or winding-up is expected to become effective or occur, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their Common Stock for securities or other property deliverable upon such dissolution, liquidation or winding-up. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such action by the Company or one of its Subsidiaries, dissolution, liquidation or winding-up.

Section 14.12. Stockholder Rights Plans. If the Company has a stockholder rights plan in effect, upon conversion of the Notes, each share of Common Stock, if any, issued upon such conversion shall be entitled to receive the appropriate number of rights, if any, and the certificates representing the Common Stock issued upon such conversion shall bear such legends, if any, in each case as may be provided by the terms of any such stockholder rights plan, as the same may be amended from time to time. However, if, prior to any conversion of Notes, the rights have separated from the shares of Common Stock in accordance with the provisions of the applicable stockholder rights plan, the Conversion Rate shall be adjusted at the time of separation as if the Company distributed to all or substantially all holders of the Common Stock Distributed Property as provided in Section 14.04(c), subject to readjustment in the event of the expiration, termination or redemption of such rights.

Section 14.13. Exchange in Lieu of Conversion.

(a) When a Holder surrenders its Notes for conversion, the Company may, at its election (an “Exchange Election”), direct the Conversion Agent in writing to deliver, on or prior to the Trading Day immediately following the Conversion Date, such Notes to one or more financial institutions designated by the Company (each, a “Designated Financial Institution”) for exchange in lieu of conversion. In order to accept any Notes surrendered for conversion, the Designated Financial Institution(s) must agree to timely pay and/or deliver, as the case may be, in exchange for such Notes, cash up to the aggregate principal amount of the Notes to be converted and pay or deliver, as the case may be, cash, shares of Common Stock or combination thereof at the election of the Company due upon conversion pursuant to Section 14.02 or such other amount agreed to by the Holder and the Designated Financial Institution(s) (the “Conversion Consideration”). If the Company makes an Exchange Election, the Company shall, by the close of business on the Trading Day following the relevant Conversion Date, notify in writing the Trustee, the Conversion Agent (if other than the Trustee) and the Holder surrendering Notes for conversion that the Company has made the Exchange Election, and the Company shall notify the Designated Financial Institution(s) of the relevant deadline for delivery of the Conversion Consideration and the type of Conversion Consideration to be paid and/or delivered, as the case may be.

(b) Any Notes delivered to the Designated Financial Institution(s) shall remain outstanding and the Designated Financial Institution(s) shall be the holder(s) of the Notes, subject to the applicable procedures of the Depositary. If the Designated Financial Institution(s) agree(s) to accept any Notes for exchange but does not timely pay and/or deliver, as the case may be, the related Conversion Consideration, or if such Designated Financial Institution(s) does not accept the Notes for exchange, the Company shall notify the Trustee, the Conversion Agent and the Holder surrendering its Notes for conversion and pay and/or deliver, as the case may be, the relevant Conversion Consideration, as, and at the time, required pursuant to this Indenture as if the Company had not made the Exchange Election and the Notes will be cancelled in accordance with the provisions of this Indenture.

(c) The Company’s designation of any Designated Financial Institution(s) to which the Notes may be submitted for exchange does not require such Designated Financial Institution(s) to accept any Notes.

Article 15
Repurchase of Notes at Option of Holders

Section 15.01. [Intentionally Omitted].

Section 15.02. Repurchase at Option of Holders Upon a Fundamental Change. (a) If a Fundamental Change occurs at any time prior to the Maturity Date, each Holder shall have the right, at such Holder’s option, to require the Company to repurchase for cash all of such Holder’s Notes, or any portion of the principal amount thereof properly surrendered and not validly withdrawn pursuant to Section 15.03 that is equal to $1,000 or an

Annex J-69

integral multiple of $1,000, on the date (the “Fundamental Change Repurchase Date”) specified by the Company that is not less than 20 Business Days or more than 35 Business Days following the date of the Fundamental Change Company Notice at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the Fundamental Change Repurchase Date (the “Fundamental Change Repurchase Price”), unless the Fundamental Change Repurchase Date falls after a Regular Record Date but on or prior to the Interest Payment Date to which such Regular Record Date relates, in which case the Company shall instead pay, on or, at the Company’s election, before such Interest Payment Date, the full amount of accrued and unpaid interest to Holders of record as of such Regular Record Date, and the Fundamental Change Repurchase Price shall be equal to 100% of the principal amount of Notes to be repurchased pursuant to this Article 15.

(b) Repurchases of Notes under this Section 15.02 shall be made, at the option of the Holder thereof, upon:

(i)   delivery to the Paying Agent by a Holder of a duly completed notice (the “Fundamental Change Repurchase Notice”) in the form set forth in Attachment 2 to the Form of Note attached hereto as Exhibit A, if the Notes are Physical Notes, or in compliance with the Depositary’s procedures for surrendering interests in Global Notes, if the Notes are Global Notes, in each case, on or before the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date; and

(ii)   delivery of the Notes, if the Notes are Physical Notes, to the Paying Agent at any time after delivery of the Fundamental Change Repurchase Notice (together with all necessary endorsements for transfer) at the Corporate Trust Office of the Paying Agent, or book-entry transfer of the Notes, if the Notes are Global Notes, in compliance with the procedures of the Depositary, in each case, such delivery or transfer being a condition to receipt by the Holder of the Fundamental Change Repurchase Price therefor.

The Fundamental Change Repurchase Notice in respect of any Physical Notes to be repurchased shall state:

(1) if Physical Notes have been issued the certificate numbers of the Notes to be delivered for repurchase;

(2) the portion of the principal amount of Notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

(3) that the Notes are to be repurchased by the Company pursuant to the applicable provisions of the Notes and this Indenture.

If the Notes are Global Notes, to exercise the Fundamental Change repurchase right, Holders must surrender their Notes in accordance with applicable Depositary procedures.

Notwithstanding anything herein to the contrary, any Holder delivering to the Paying Agent the Fundamental Change Repurchase Notice contemplated by this Section 15.02 shall have the right to withdraw, in whole or in part, such Fundamental Change Repurchase Notice at any time prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date by delivery of a written notice of withdrawal to the Paying Agent in accordance with Section 15.03.

The Paying Agent shall promptly notify the Company of the receipt by it of any Fundamental Change Repurchase Notice or written notice of withdrawal thereof.

(c) On or before the 15th Business Day after the occurrence of the effective date of a Fundamental Change, the Company shall provide to all Holders and the Trustee, the Conversion Agent (if other than the Trustee) and the Paying Agent (if other than the Trustee) a written notice (the “Fundamental Change Company Notice”) of the occurrence of the effective date of the Fundamental Change and of the repurchase right at the option of the Holders arising as a result thereof. In the case of Physical Notes, such notice shall be by first class mail or, in the case of Global Notes, such notice shall be delivered in accordance with the applicable procedures of the Depositary. Simultaneously with providing such notice, the Company shall publish such information on the Company’s website or through such other public medium as the Company may use at that time, including through the filing of a Form 8-K with the Commission. Each Fundamental Change Company Notice shall specify:

(i)   the events causing the Fundamental Change;

(ii)   the effective date of the Fundamental Change;

Annex J-70

(iii) the last date on which a Holder may exercise the repurchase right pursuant to this Article 15;

(iv) the Fundamental Change Repurchase Price;

(v) the Fundamental Change Repurchase Date;

(vi) the name and address of the Paying Agent and the Conversion Agent, if applicable;

(vii)   if applicable, the Conversion Rate and any adjustments to the Conversion Rate as a result of a Fundamental Change (or related Make-Whole Fundamental Change);

(viii) that the Notes with respect to which a Fundamental Change Repurchase Notice has been delivered by a Holder may be converted only if the Holder validly withdraws the Fundamental Change Repurchase Notice in accordance with the terms of this Indenture; and

(ix) the procedures that Holders must follow to require the Company to repurchase their Notes.

No failure of the Company to give the foregoing notices and no defect therein shall limit the Holders’ repurchase rights or affect the validity of the proceedings for the repurchase of the Notes pursuant to this Section 15.02.

At the Company’s written request, the Trustee shall give such notice in the Company’s name and at the Company’s expense; provided, however, that, in all cases, the text of such Fundamental Change Company Notice shall be prepared by the Company and delivered to the Trustee at least three Business Days prior (or such shorter period as shall be acceptable to the Trustee).

(d) Notwithstanding anything to the contrary in this Article 15, the Company shall not be required to repurchase, or to make an offer to repurchase, the Notes upon a Fundamental Change if a third party makes such an offer in the same manner, at the same time and otherwise in compliance with the requirements for an offer made by the Company as set forth in this Article 15 and such third party purchases all Notes properly surrendered and not validly withdrawn under its offer in the same manner, at the same time and otherwise in compliance with the requirements for an offer made by the Company as set forth above.

(e) Notwithstanding the foregoing, no Notes may be repurchased by the Company on any date at the option of the Holders upon a Fundamental Change if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date (except in the case of an acceleration resulting from a Default by the Company in the payment of the Fundamental Change Repurchase Price with respect to such Notes). The Paying Agent will promptly return to the respective Holders thereof any Physical Notes held by it during the acceleration of the Notes (except in the case of an acceleration resulting from a Default by the Company in the payment of the Fundamental Change Repurchase Price with respect to such Notes), or any instructions for book-entry transfer of the Notes in compliance with the applicable procedures of the Depositary shall be deemed to have been cancelled, and, upon such return or cancellation, as the case may be, the Fundamental Change Repurchase Notice with respect thereto shall be deemed to have been withdrawn.

Section 15.03. Withdrawal of Fundamental Change Repurchase Notice. (a) A Fundamental Change Repurchase Notice may be withdrawn (in whole or in part) in respect of Physical Notes by means of a written notice of withdrawal received by the Corporate Trust Office of the Paying Agent in accordance with this Section 15.03 at any time prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date, specifying:

(i)   the principal amount of the Notes with respect to which such notice of withdrawal is being submitted, which must be $1,000 or an integral multiple thereof,

(ii)   the certificate number of the Note in respect of which such notice of withdrawal is being submitted, and

(iii) the principal amount, if any, of such Note that remains subject to the original Fundamental Change Repurchase Notice, which must be $1,000 or an integral multiple thereof;

Annex J-71

If the Notes are Global Notes, such notice of withdrawal must comply with applicable procedures of the Depositary.

Section 15.04. Deposit of Fundamental Change Repurchase Price. (a) The Company will deposit with the Trustee (or other Paying Agent appointed by the Company, or if the Company is acting as its own Paying Agent, set aside, segregate and hold in trust as provided in Section 4.04) on or prior to 11:00 a.m., New York City time, on the Fundamental Change Repurchase Date an amount of money sufficient to repurchase all of the Notes to be repurchased at the appropriate Fundamental Change Repurchase Price. Subject to receipt of funds and/or Notes by the Trustee (or other Paying Agent appointed by the Company), payment for Notes surrendered for repurchase (and not validly withdrawn prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date) will be made on the later of (i) the Fundamental Change Repurchase Date (provided the Holder has satisfied the conditions in Section 15.02) and (ii) the time of book-entry transfer or the delivery of such Note to the Trustee (or other Paying Agent appointed by the Company) by the Holder thereof in the manner required by Section 15.02 by mailing checks for the amount payable to the Holders of such Notes entitled thereto as they shall appear in the Note Register; provided, however, that payments to the Depositary shall be made by wire transfer of immediately available funds to the account of the Depositary or its nominee. The Trustee shall, promptly after such payment and upon written demand by the Company, return to the Company any funds in excess of the Fundamental Change Repurchase Price.

(b) If by 11:00 a.m. New York City time, on the Fundamental Change Repurchase Date, the Trustee (or other Paying Agent appointed by the Company) holds money sufficient to pay the Fundamental Change Repurchase Price (and, to the extent not included in the Fundamental Change Repurchase Price, accrued and unpaid interest, if applicable) of the Notes to be repurchased on such Fundamental Change Repurchase Date, then, with respect to the Notes that have been properly surrendered for repurchase and have not been validly withdrawn, (i) such Notes will cease to be outstanding, (ii) interest will cease to accrue on such Notes (whether or not book-entry transfer of the Notes has been made or whether or not the Notes have been delivered to the Trustee or Paying Agent) and (iii) all other rights of the Holders of such Notes will terminate (other than the right to receive the Fundamental Change Repurchase Price and, to the extent not included in the Fundamental Change Repurchase Price, accrued and unpaid interest, if applicable).

(c) Upon surrender of a Note that is to be repurchased in part pursuant to Section 15.02, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder, a new Note in an authorized denomination equal in principal amount to the unrepurchased portion of the Note surrendered.

Section 15.05. Covenant to Comply with Applicable Laws Upon Repurchase of Notes. In connection with any repurchase offer upon a Fundamental Change pursuant to this Article 15, the Company will, if required:

(a) comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable;

(b) file a Schedule TO or any other required schedule under the Exchange Act; and

(c) otherwise comply in all material respects with all federal and state securities laws in connection with any offer by the Company to repurchase the Notes;

in each case, so as to permit the rights and obligations under this Article 15 to be exercised in the time and in the manner specified in this Article 15.

However, to the extent that the obligations of the Company to offer to repurchase and to repurchase Notes pursuant to the provisions described above conflict with any law or regulation adopted after the date of this Indenture and that is applicable to the Company, the Company’s compliance with such law or regulation shall not be considered to be a Default of those obligations.

Annex J-72

Article 16
Optional Redemption

Section 16.01. Optional Redemption. No sinking fund is provided for the Notes. On a Redemption Date occurring before the 21st Scheduled Trading Day before the Maturity Date, the Company may redeem (an “Optional Redemption”) for cash all or any part of the Notes, at a redemption price equal to 100% of the principal amount of the Notes plus the Applicable Premium as of, and accrued and unpaid interest to, the Redemption Date (subject to the right of Holders on the relevant Regular Record Date to receive interest due on the relevant Interest Payment Date).

Section 16.02. Notice of Optional Redemption; Selection of Notes. (a) In case the Company exercises its Optional Redemption right to redeem all or, as the case may be, any part of the Notes pursuant to Section 16.01, it shall fix a date for redemption (each, a “Redemption Date”) and it or, at its written request received by the Trustee not less than five Business Days prior to the Redemption Notice Date (or such shorter period of time as may be acceptable to the Trustee), the Trustee, in the name of and at the expense of the Company, shall deliver or cause to be delivered a written notice of such Optional Redemption (a “Notice of Redemption”) (in all cases, the text of such Notice of Redemption shall be prepared by the Company) not less than 35 nor more than 65 Scheduled Trading Days prior to the Redemption Date to each Holder of Notes so to be redeemed in whole or in part; provided, however, that, if the Company shall give such notice, it shall also give written notice of the Redemption Date to the Trustee, the Conversion Agent and the Paying Agent. In the case of any Optional Redemption in part, Holders of Notes not called for Optional Redemption will not be entitled to an increased Conversion Rate for such Notes in accordance with Section 14.03 and Section 16.02(c). The Redemption Date must be a Business Day.

(b) The Notice of Redemption, if delivered in the manner herein provided, shall be conclusively presumed to have been duly given, whether or not the Holder receives such notice. In any case, failure to give such Notice of Redemption or any defect in the Notice of Redemption to the Holder of any Note designated for redemption as a whole or in part shall not affect the validity of the proceedings for the redemption of any other Note.

(c) Each Notice of Redemption shall specify:

(i) the Redemption Date (which must be a Business Day);

(ii) the Redemption Price;

(iii) that on the Redemption Date, the Redemption Price will become due and payable upon each Note to be redeemed, and that interest thereon, if any, shall cease to accrue on and after the Redemption Date;

(iv) the place or places where such Notes are to be surrendered for payment of the Redemption Price;

(v) that Holders may surrender their Notes for conversion at any time prior to the close of business on the second Scheduled Trading Day immediately preceding the Redemption Date;

(vi) the procedures a converting Holder must follow to convert its Notes and the forms and amounts of consideration payable by the Company upon conversion;

(vii) the Conversion Rate and, if applicable, the number of Additional Shares added to the Conversion Rate in accordance with Section 14.03;

(viii) the CUSIP, ISIN or other similar numbers, if any, assigned to such Notes; and

(ix) in case any Note is to be redeemed in part only, the portion of the principal amount thereof to be redeemed and on and after the Redemption Date, upon surrender of such Note, a new Note in principal amount equal to the unredeemed portion thereof shall be issued, which principal amount must be $1,000 or a multiple thereof (or if a PIK Payment has been made, in a principal amount of $1.00 or an integral multiple of $1.00 in excess of $1.00).

Annex J-73

A Notice of Redemption shall be irrevocable.

(d) If fewer than all of the outstanding Notes are to be redeemed and the Notes to be redeemed are Global Notes, the Notes to be redeemed shall be selected by the Depositary in accordance with the applicable rules and procedures of the Depositary. If fewer than all of the outstanding Notes are to be redeemed and the Notes to be redeemed are not Global Notes, the Trustee shall select the Notes or portions thereof to be redeemed (in principal amounts of $1,000 or multiples thereof) by lot, on a pro rata basis or by another method the Trustee considers to be fair and appropriate. If any Note selected for partial redemption is submitted for conversion in part after such selection, the portion of the Note submitted for conversion shall be deemed (so far as may be possible) to be the portion selected for redemption, subject, in the case of Notes represented by a Global Note, to the Depositary’s applicable procedures. If fewer than all of the outstanding Notes are to be redeemed and the Holder of any Note (or any owner of a beneficial interest in any Global Note) is reasonably not able to determine, before the close of business on the 45th scheduled Trading Day immediately before the relevant Redemption Date, whether such Note or beneficial interest, as applicable, is to be redeemed pursuant to such redemption, then such Holder or owner, as applicable, will be entitled to convert such Note or beneficial interest, as applicable, at any time before the close of business on the second Scheduled Trading Day prior to such Redemption Date, unless the Company defaults in the payment of the Redemption Price pursuant to Section 14.01(b)(v), in which case such Holder or owner, as applicable, will be entitled to convert such Note or beneficial interest, as applicable, until the Redemption Price has been paid or duly provided for, and each such conversion will be deemed to be of a Note called for redemption. The Trustee shall not be obligated to make any determination in connection with the foregoing.

Section 16.03. Payment of Notes Called for Redemption. (a) If any Notice of Redemption has been given in respect of the Notes in accordance with Section 16.02, the Notes shall become due and payable on the Redemption Date at the place or places stated in the Notice of Redemption and at the applicable Redemption Price. On presentation and surrender of the Notes at the place or places stated in the Notice of Redemption, the Notes shall be paid and redeemed by the Company at the applicable Redemption Price.

(b) Prior to 11:00 a.m. New York City time on the Redemption Date, the Company shall deposit with the Paying Agent or, if the Company or a Subsidiary of the Company is acting as the Paying Agent, shall segregate and hold in trust as provided in Section 7.05 an amount of cash (in immediately available funds if deposited on the Redemption Date), sufficient to pay the Redemption Price of all of the Notes to be redeemed on such Redemption Date. Subject to receipt of funds by the Paying Agent, payment for the Notes to be redeemed shall be made on the Redemption Date for such Notes. The Paying Agent shall, promptly after such payment and upon written demand by the Company, return to the Company any funds in excess of the Redemption Price.

Section 16.04. Restrictions on Redemption. No Notes may be redeemed on any date if the principal amount of the Notes has been accelerated in accordance with the terms of this Indenture, and such acceleration has not been rescinded, on or prior to the Redemption Date (except in the case of an acceleration resulting from a Default by the Company in the payment of the Redemption Price with respect to such Notes).

Article 17
Guarantee

Section 17.01. Guarantee.

Subject to this Article 17, each of the Guarantors hereby, jointly and severally, unconditionally guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns the Notes or the obligations of the Company hereunder or thereunder, that: (a) the principal of, premium (if any) and interest on the Notes will be promptly paid in full when due, whether at the Maturity Date, by acceleration, or otherwise, and interest on the overdue principal of and interest on the Notes, if any, if lawful, and all other obligations of the Company to the Holders or the Trustee hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at the Maturity Date, by acceleration or otherwise. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors shall be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

Annex J-74

The Guarantors hereby agree that their obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor. Each Guarantor hereby waives, to the extent permitted by applicable law, diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenant that this Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes and this Indenture.

If any Holder or the Trustee is required by any court or otherwise to return to the Company, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to either the Company or the Guarantors, any amount paid by either to the Trustee or such Holder, this Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

Each Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article Six hereof for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such obligations as provided in Article Six hereof, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Guarantee.

If an Officer of a Guarantor whose signature is on this Indenture no longer holds that office at the time the Trustee authenticates any Note hereunder, this Guarantee shall be valid nevertheless.

The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Guarantee set forth in this Indenture on behalf of the Guarantors.

Section 17.02. Limitation on Guarantor Liability.

Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to any Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree that the obligations of such Guarantor will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article Ten, result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent transfer or conveyance.

Each Guarantor that makes a payment for distribution under its Guarantee is entitled to a contribution from each other Guarantor in a pro rata amount based on the adjusted net assets of each Guarantor.

Section 17.03. Release of Guarantees.

Any Guarantee by a Subsidiary of the Notes shall provide by its terms that it (and all Liens securing such Guarantee) shall be automatically and unconditionally released and discharged, without any further action required on the part of the Trustee or any Holder, upon:

(1) the Company’s obligations under this Indenture being discharged in accordance with the terms of this Indenture; or

(2) any sale, issuance or other disposition (by merger or otherwise) to any Person which is not a Subsidiary of the Company of (i) all or substantially all of the assets of such Subsidiary or (ii) Capital Stock of a Subsidiary such that such Subsidiary ceases to be a Subsidiary; provided that such sale or disposition of such Capital Stock is otherwise permitted by the terms of this Indenture.

Annex J-75

Article 18
Miscellaneous Provisions

Section 18.01. Provisions Binding on Company’s Successors. All the covenants, stipulations, promises and agreements of the Company contained in this Indenture shall bind its successors and assigns whether so expressed or not.

Section 18.02. Official Acts by Successor Corporation. Any act or proceeding by any provision of this Indenture authorized or required to be done or performed by any board, committee or Officer of the Company shall and may be done and performed with like force and effect by the like board, committee or officer of any corporation or other entity that shall at the time be the lawful sole successor of the Company.

Section 18.03. Addresses for Notices, Etc. Any notice or demand that by any provision of this Indenture is required or permitted to be given or served by the Trustee or by the Holders on the Company shall be deemed to have been sufficiently given or made, for all purposes if given or served by overnight courier or by being deposited postage prepaid by registered or certified mail in a post office letter box addressed (until another address is filed by the Company with the Trustee) to [•], Attention: [•], Email: [•], with a copy to Colin Diamond, White & Case LLP, 1221 Avenue of the Americas, New York, NY 10020 and Laura Katherine Mann, White & Case LLP, 609 Main Street, Houston, TX, 77002. Any notice, direction, request or demand hereunder to or upon the Trustee shall be deemed to have been sufficiently given or made, for all purposes, if given or served by being deposited postage prepaid by registered or certified mail in a post office letter box addressed to the Corporate Trust Office or sent electronically in PDF format, whether by mail or electronically, upon actual receipt by the Trustee.

The Trustee, by notice to the Company, may designate additional or different addresses for subsequent notices or communications.

Any notice or communication delivered or to be delivered to a Holder of Physical Notes shall be mailed to it by first class mail, postage prepaid, at its address as it appears on the Note Register and shall be sufficiently given to it if so mailed within the time prescribed. Any notice or communication delivered or to be delivered to a Holder of Global Notes shall be delivered in accordance with the applicable procedures of the Depositary and shall be sufficiently given to it if so delivered within the time prescribed. Notwithstanding any other provision of this Indenture or any Note, where this Indenture or any Note provides for notice of any event (including any Fundamental Change Company Notice) to a Holder of a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to the Depositary (or its designee) pursuant to the standing instructions from the Depositary or its designee, including by electronic mail in accordance with the Depositary’s applicable procedures.

Failure to mail or deliver a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed or delivered, as the case may be, in the manner provided above, it is duly given, whether or not the addressee receives it.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice to Holders by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

Section 18.04. Governing Law; Jurisdiction. THIS INDENTURE AND EACH NOTE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS INDENTURE AND EACH NOTE, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

The Company irrevocably consents and agrees, for the benefit of the Holders from time to time of the Notes and the Trustee, that any legal action, suit or proceeding against it with respect to obligations, liabilities or any other matter arising out of or in connection with this Indenture or the Notes may be brought in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York and, until amounts due and to become due in respect of the Notes have been paid, hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself in respect of its properties, assets and revenues.

Annex J-76

The Company irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Indenture brought in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 18.05. Evidence of Compliance with Conditions Precedent; Certificates and Opinions of Counsel to Trustee. Upon any application or demand by the Company to the Trustee to take any action under any of the provisions of this Indenture, the Company shall furnish to the Trustee an Officer’s Certificate and an Opinion of Counsel stating that such action is permitted by the terms of this Indenture.

Each Officer’s Certificate and Opinion of Counsel provided for, by or on behalf of the Company in this Indenture and delivered to the Trustee with respect to compliance with this Indenture (other than the Officer’s Certificates provided for in Section 4.08) shall include (a) a statement that the person signing such certificate is familiar with the requested action and this Indenture; (b) a brief statement as to the nature and scope of the examination or investigation upon which the statement contained in such certificate is based; (c) a statement that, in the judgment of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed judgment as to whether or not such action is permitted by this Indenture; and (d) a statement as to whether or not, in the judgment of such person, such action is permitted by this Indenture and that all conditions precedent to such action have been complied with; provided that no Opinion of Counsel shall be required to be delivered in connection with (1) the original issuance of Notes on the date hereof under this Indenture, (2) the mandatory exchange of the restricted CUSIP of the Restricted Securities to an unrestricted CUSIP pursuant to the applicable procedures of the Depositary upon the Notes becoming freely tradable by non-Affiliates of the Company under Rule 144 and the removal of the restrictive legends in connection therewith unless a new Note is to be authenticated, or (3) a request by the Company that the Trustee deliver a notice to Holders under this Indenture where the Trustee receives an Officer’s Certificate with respect to such notice. With respect to matters of fact, an Opinion of Counsel may rely on an Officer’s Certificate or certificates of public officials.

Notwithstanding anything to the contrary in this Section 18.05, if any provision in this Indenture specifically provides that the Trustee shall or may receive an Opinion of Counsel in connection with any action to be taken by the Trustee or the Company hereunder, the Trustee shall be entitled to such Opinion of Counsel.

Section 18.06. Legal Holidays. In any case where any Interest Payment Date, any Fundamental Change Repurchase Date, any Redemption Date or the Maturity Date is not a Business Day, then any action to be taken on such date need not be taken on such date, but may be taken on the next succeeding Business Day with the same force and effect as if taken on such date, and no interest shall accrue in respect of the delay.

Section 18.07. No Security Interest Created. Nothing in this Indenture or in the Notes, expressed or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect, in any jurisdiction.

Section 18.08. Benefits of Indenture. Nothing in this Indenture or in the Notes, expressed or implied, shall give to any Person, other than the Holders, the parties hereto, any Paying Agent, any Conversion Agent, any Custodian, any authenticating agent, any Note Registrar and their successors hereunder, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 18.09. Table of Contents, Headings, Etc. The table of contents and the titles and headings of the articles and sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 18.10. Authenticating Agent. The Trustee may appoint an authenticating agent that shall be authorized to act on its behalf and subject to its direction in the authentication and delivery of Notes in connection with the original issuance thereof and transfers and exchanges of Notes hereunder, including under Section 2.04, Section 2.05, Section 2.06, Section 2.07, Section 10.04 and Section 15.04 as fully to all intents and purposes as though the authenticating agent had been expressly authorized by this Indenture and those Sections to authenticate and deliver Notes. For all purposes of this Indenture, the authentication and delivery of Notes by the authenticating agent shall be deemed to be authentication and delivery of such Notes “by the Trustee” and a certificate of

Annex J-77

authentication executed on behalf of the Trustee by an authenticating agent shall be deemed to satisfy any requirement hereunder or in the Notes for the Trustee’s certificate of authentication. Such authenticating agent shall at all times be a Person eligible to serve as trustee hereunder pursuant to Section 7.08.

Any corporation or other entity into which any authenticating agent may be merged or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, consolidation or conversion to which any authenticating agent shall be a party, or any corporation or other entity succeeding to the corporate trust business of any authenticating agent, shall be the successor of the authenticating agent hereunder, if such successor corporation or other entity is otherwise eligible under this Section 18.10, without the execution or filing of any paper or any further act on the part of the parties hereto or the authenticating agent or such successor corporation or other entity.

Any authenticating agent may at any time resign by giving written notice of resignation to the Trustee and to the Company. The Trustee may at any time terminate the agency of any authenticating agent by giving written notice of termination to such authenticating agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any authenticating agent shall cease to be eligible under this Section, the Trustee may appoint a successor authenticating agent (which may be the Trustee), shall give written notice of such appointment to the Company and shall deliver notice of such appointment to all Holders.

The Company agrees to pay to the authenticating agent from time to time reasonable compensation for its services although the Company may terminate the authenticating agent, if it determines such agent’s fees to be unreasonable.

The provisions of Section 7.02, Section 7.03, Section 7.04, Section 8.03 and this Section 18.10 shall be applicable to any authenticating agent.

If an authenticating agent is appointed pursuant to this Section 18.10, the Notes may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternative certificate of authentication in the following form:

,
as Authenticating Agent, certifies that this is one of the Notes described in the within-named Indenture.

By: ______________________________________________
Authorized Signatory

Section 18.11. Execution in Counterparts. This Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Indenture and of signature pages by facsimile, PDF or other electronic transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile, PDF or other electronic transmission shall constitute effective execution and delivery of this Indenture as to the other parties hereto shall be deemed to be their original signatures for all purposes.

All notices, approvals, consents, requests and any communications hereunder must be in writing (provided that any communication sent to Trustee hereunder that is required to be signed must be in the form of a document that is signed manually or by way of a digital signature provided by DocuSign (or such other digital signature provider as specified in writing to Trustee by the Company)), in English. The Company agrees to assume all risks arising out of the use of digital signatures and electronic methods to submit communications to Trustee, including, without limitation, the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties.

Section 18.12. Severability. In the event any provision of this Indenture or in the Notes shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired.

Annex J-78

Section 18.13. Waiver of Jury Trial. EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 18.14. Force Majeure. In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, epidemics, pandemics, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts that are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 18.15. Calculations. Except as otherwise provided herein, the Company shall be responsible for making all calculations called for under the Notes. These calculations include, but are not limited to, determinations of the Redemption Price, Last Reported Sale Prices of the Common Stock, the Daily VWAPs, the Daily Conversion Values, the Daily Settlement Amounts, accrued interest payable on the Notes, any Additional Interest payable on the Notes, the Conversion Rate of the Notes, and the Trading Price of the Notes for purposes of determining whether the Notes are convertible as described in this Indenture. The Company shall make all of these calculations in good faith and, absent manifest error, the Company’s calculations shall be final and binding on Holders of Notes. The Company shall provide a schedule of its calculations to each of the Trustee and the Conversion Agent, and each of the Trustee and Conversion Agent is entitled to rely conclusively upon the accuracy of the Company’s calculations without independent verification. The Company will forward its calculations to any Holder of Notes upon the written request of that Holder.

Section 18.16. USA PATRIOT Act. The parties hereto acknowledge that in accordance with Section 326 of the USA PATRIOT Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the USA PATRIOT Act.

[Remainder of page intentionally left blank]

Annex J-79

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first written above.

[•]

By:
	Name:	[Rajat Suri]
	Title:	[Chief Executive Officer]
U.S. Bank National Association, as
Trustee

By:
Name:
Title:

Annex J-80

Exhibit A

[FORM OF FACE OF NOTE]

[INCLUDE FOLLOWING LEGEND IF A GLOBAL NOTE]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREUNDER IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

[INCLUDE FOLLOWING LEGEND IF A RESTRICTED SECURITY]

[THIS SECURITY AND THE COMMON STOCK, IF ANY, ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

AGREES FOR THE BENEFIT OF [•] (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A)	TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR
(B)	PURSUANT TO A REGISTRATION STATEMENT THAT HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT AND IS EFFECTIVE AT THE TIME OF SUCH TRANSFER, OR
(C)	TO A PERSON REASONABLY BELIEVED TO BE A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR
(D)	PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(D) ABOVE, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER FOR THE COMPANY TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. NO AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF [•] OR PERSON THAT HAS BEEN AN AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF [•] DURING THE PRECEDING THREE MONTHS MAY PURCHASE, OTHERWISE ACQUIRE OR HOLD THIS SECURITY OR A BENEFICIAL INTEREST HEREIN.]21

____________

21         The Restrictive Legend shall be deemed removed from the face of this Note without further action by the Company, Trustee or the Holders of this Note at such time and in the manner provided under Section 2.05 of the Indenture.

Annex J-81

[•]

9.0%/11.0% Convertible Senior PIK Toggle Notes due 2026

No. [_] [Initially]22 $[_]23

CUSIP No. [_]24

[•], a corporation duly organized and validly existing under the laws of the State of Delaware (the “Company,” which term includes any successor corporation or other entity under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to [CEDE & CO.]25 [_]26, or registered assigns, the principal sum [as set forth in the “Schedule of Exchanges of Notes” attached hereto]27 [of $[_]]28, which amount, taken together with the principal amounts of all other outstanding Notes, shall not, unless permitted by the Indenture, exceed $[70],000,000 (excluding PIK Notes), in accordance with the rules and applicable procedures of the Depositary, on [•], 2026, and interest thereon as set forth below.

The Company will pay interest on the principal amount of this Note as Cash Interest or PIK Interest, at the Company’s election pursuant to a PIK Election, from [•], 2022 until maturity. Cash Interest on this Note will accrue at the rate of 9.0% per annum and be payable in cash. PIK Interest on this Note will accrue at the rate of 11.0% per annum and shall be payable either (x) by increasing the principal amount of the outstanding Note by an amount equal to the amount of PIK Interest for the applicable interest period (rounded up to the nearest $1.00) or (y) if the Notes are no longer held as Global Notes, by issuing PIK Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest for the period (rounded up to the nearest $1.00), and the Trustee will, at the request of the Company, authenticate and deliver such PIK Notes in certificated form for original issuance to the Holders on the relevant Regular Record Date, as shown by the records of the register of Holders. Following an increase in the principal amount of the outstanding Global Notes as a result of a PIK Payment, the Global Notes will bear interest on such increased principal amount from and after the date of such PIK Payment. All Notes issued pursuant to a PIK Payment will mature on the Maturity Date and will be governed by, and subject to the terms, provisions and conditions of, the Indenture and shall have the same rights and benefits as Notes issued on the Last Original Issue Date. Any certificated PIK Notes will be issued with the description “PIK” on the face of such PIK Note. Unless the context requires otherwise, references to Notes or the “principal” or the “principal amount” of Notes including for any purpose includes any increase in the principal amount of the Notes as a result of a PIK Payment.

Interest is payable quarterly in arrears on each March 15, June 15, September 15 and December 15, commencing on [June 15], 2022, to Holders of record at the close of business on the preceding March 1, June 1, September 1 and December 1 (whether or not such day is a Business Day), respectively. Additional Interest will be payable as set forth in Section 4.06(d) and Section 6.03 of the within-mentioned Indenture, and any reference to interest on, or in respect of, any Note therein shall be deemed to include Additional Interest if, in such context, Additional Interest is, was or would be payable pursuant to any of such Section 4.06(d) or Section 6.03, and any express mention of the payment of Additional Interest in any provision therein shall not be construed as excluding Additional Interest in those provisions thereof where such express mention is not made.

Any Defaulted Amounts shall accrue interest per annum at the rate borne by the Notes, subject to the enforceability thereof under applicable law, from, and including, the relevant payment date to, but excluding, the date on which such Defaulted Amounts shall have been paid in cash by the Company, at its election, in accordance with Section 2.03(c) of the Indenture.

____________

22      Include if a global note.

23      To be broken into multiple global notes.

24      This Note will be deemed to be identified by CUSIP No. [_] from and after such time when (i) the Company delivers, pursuant to Section 2.05(c) of the within-mentioned Indenture, written notice to the Trustee of the occurrence of the Resale Restriction Termination Date and the removal of the restrictive legend affixed to this Note and (ii) this Note is identified by such CUSIP number in accordance with the applicable procedures of the Depositary.

25      Include if a global note.

26      Include if a physical note.

27      Include if a global note.

28      Include if a physical note.

Annex J-82

The Company shall pay the principal of, premium (if any) and any Cash Interest and Applicable Premium on each Note, if and so long as such Note is a Global Note, in immediately available funds to the Depositary or its nominee, as the case may be, as the registered Holder of such Note. For any interest payment period, the Company may pay interest on each Note by paying Cash Interest or PIK Interest at the Company’s election pursuant to a PIK Election. The Company shall pay any PIK Interest as described above. As provided in and subject to the provisions of the Indenture, the Company shall pay the principal of and premium (if any) on any Notes (other than Notes that are Global Notes) at the office or agency designated by the Company for that purpose. The Company has initially designated the Trustee as its Paying Agent and Note Registrar in respect of the Notes and its agency in the United States, as a place where Notes may be presented for payment or for registration of transfer and exchange.

Reference is made to the further provisions of this Note set forth on the reverse hereof, including, without limitation, provisions giving the Holder of this Note the right to convert this Note into cash, shares of Common Stock or a combination of cash and shares of Common Stock, as applicable, on the terms and subject to the limitations set forth in the Indenture. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note, and any claim, controversy or dispute arising under or related to this Note, shall be construed in accordance with and governed by the laws of the State of New York.

In the case of any conflict between this Note and the Indenture, the provisions of the Indenture shall control and govern.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed manually by the Trustee or a duly authorized authenticating agent under the Indenture.

[Remainder of page intentionally left blank]

Annex J-83

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed.

[•]

By:
Name:
Title:

Dated:

TRUSTEE’S CERTIFICATE OF
AUTHENTICATION

U.S. Bank National Association
as Trustee, certifies that this is one of the Notes described in the within-named Indenture.

By: __________________________________

Authorized Signatory

Annex J-84

[FORM OF REVERSE OF NOTE]

[•]

9.0%/11.0% Convertible Senior PIK Toggle Notes due 2026

This Note is one of a duly authorized issue of Notes of the Company, designated as its 9.0%/11.0% Convertible Senior PIK Toggle Notes due 2026 (the “Notes”), limited to the aggregate principal amount of $[70],000,000 (excluding PIK Notes), all issued under and pursuant to an Indenture dated as of [•], 2022 (the “Indenture”), between the Company and U.S. Bank National Association (the “Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the Holders of the Notes. Additional Notes may be issued in an unlimited aggregate principal amount, subject to certain conditions specified in the Indenture. Capitalized terms used in this Note and not defined in this Note shall have the respective meanings set forth in the Indenture.

In case certain Events of Default shall have occurred and be continuing, the principal of, and interest on, all Notes may be declared, by either the Trustee or Holders of at least 25% in aggregate principal amount of Notes then outstanding, and upon said declaration shall become, due and payable, in the manner, with the effect and subject to the conditions and certain exceptions set forth in the Indenture.

The Company will pay cash amounts in money of the United States that at the time of payment is legal tender for payment of public and private debts.

The Indenture contains provisions permitting the Company and the Trustee in certain circumstances, without the consent of the Holders of the Notes, and in certain other circumstances, with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding (including, without limitation, additional Notes and PIK Notes, if any), evidenced as in the Indenture provided, to execute supplemental indentures modifying the terms of the Indenture and the Notes as described therein. It is also provided in the Indenture that, subject to certain exceptions, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding (including, without limitation, additional Notes and PIK Notes, if any) may on behalf of the Holders of all of the Notes waive any past Default or Event of Default under the Indenture and its consequences.

Each Holder shall have the right to receive payment or delivery as described in the Indenture.

The Notes are issuable in registered form without coupons in denominations of $1,000 principal amount and integral multiples thereof, subject to the issuance of PIK Notes or the increase in the principal amount of a Global Note in order to evidence PIK Payments, which PIK Notes or increased principal amount of a Global Note will be in denominations of $1.00 and integral multiples of $1.00 in excess thereof. At the office or agency of the Company referred to on the face hereof, and in the manner and subject to the limitations provided in the Indenture, Notes may be exchanged for a like aggregate principal amount of Notes of other authorized denominations, without payment of any service charge but, if required by the Company or Trustee, with payment of a sum sufficient to cover any transfer or similar tax that may be imposed in connection therewith as a result of the name of the Holder of the new Notes issued upon such exchange of Notes being different from the name of the Holder of the old Notes surrendered for such exchange.

The Notes shall be redeemable at the Company’s option on or after [•], 20[•] in accordance with the terms and subject to the conditions specified in the Indenture. No sinking fund is provided for the Notes.

Upon the occurrence of a Fundamental Change, the Holder has the right, at such Holder’s option, to require the Company to repurchase for cash all of such Holder’s Notes or any portion thereof (in principal amounts of $1,000 or integral multiples thereof) on the Fundamental Change Repurchase Date at a price equal to the Fundamental Change Repurchase Price.

The Company is, subject to certain conditions and exceptions, obligated to make a Net Proceeds Offer to all Holders to purchase that amount of Notes equal to Excess Proceeds at a price equal to 100% of their principal amount, plus accrued and unpaid interest thereon, if any, to but not including the date of purchase, with Excess Proceeds, in each case, of certain sales or other dispositions of assets in accordance with the Indenture.

Annex J-85

Subject to the provisions of the Indenture, the Holder hereof has the right, at its option, during certain periods and upon the occurrence of certain conditions specified in the Indenture, prior to the close of business on the second Scheduled Trading Day immediately preceding the Maturity Date, to convert any Notes or portion thereof that is $1,000 or an integral multiple thereof, into cash, shares of Common Stock or a combination of cash and shares of Common Stock, as applicable, at the Conversion Rate specified in the Indenture, as adjusted from time to time as provided in the Indenture.

Annex J-86

ABBREVIATIONS

The following abbreviations, when used in the inscription of the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM = as tenants in common

UNIF GIFT MIN ACT = Uniform Gifts to Minors Act

CUST = Custodian

TEN ENT = as tenants by the entireties

JT TEN = joint tenants with right of survivorship and not as tenants in common

Additional abbreviations may also be used though not in the above list.

Annex J-87

SCHEDULE A29

SCHEDULE OF EXCHANGES OF NOTES

[•]

9.0%/11.0% Convertible Senior PIK Toggle Notes due 2026

The initial principal amount of this Global Note is DOLLARS ($[__]). The following increases (including for PIK Interest) or decreases in this Global Note have been made:

Date of exchange	Amount of decrease in principal amount of this Global Note	Amount of increase in principal amount of this Global Note	Principal amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Custodian

____________

29      Include if a global note.

Annex J-88

Attachment 1

[FORM OF NOTICE OF CONVERSION]

To: U.S. Bank National Association, as Trustee
[•]
Attention: [•]

The undersigned registered owner of this Note hereby exercises the option to convert this Note, or the portion hereof (that is $1,000 principal amount or an integral multiple thereof) below designated, into cash, shares of Common Stock or a combination of cash and shares of Common Stock, as applicable, in accordance with the terms of the Indenture referred to in this Note, and directs that any cash payable and any shares of Common Stock issuable and deliverable upon such conversion, together with any cash for any fractional share, and any Notes representing any unconverted principal amount hereof, be issued and delivered to the registered Holder hereof unless a different name has been indicated below. If any shares of Common Stock or any portion of this Note not converted are to be issued in the name of a Person other than the undersigned, the undersigned will pay all documentary, stamp or similar issue or transfer taxes, if any in accordance with Section 14.02(d) and Section 14.02(e) of the Indenture. Any amount required to be paid to the undersigned on account of interest accompanies this Note. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture.

Dated: _____________ _________________________________

_________________________________

Signature(s)

___________________

Signature Guarantee

Signature(s) must be guaranteed by an
eligible guarantor institution (banks,
stock brokers, savings and loan associations
and credit unions) with membership in an
approved signature guarantee medallion
program pursuant to Securities and
Exchange Commission Rule 17Ad-15
if shares of Common Stock are to be
issued, or Notes are to be delivered,
other than to and in the name of the registered holder.

Annex J-89

Fill in for registration of shares if to be
issued, and Notes if to be delivered,
other than to and in the name of the
registered holder:

___________________
(Name)

___________________
(Street Address)

_____________________
(City, State and Zip Code)
Please print name and address

Principal amount to be converted (if less than all): $      ,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Social Security or Other Taxpayer
Identification Number

Annex J-90

Attachment 2

[FORM OF FUNDAMENTAL CHANGE REPURCHASE NOTICE]

To: U.S. Bank National Association, as Trustee
[•]
Attention: [•]

The undersigned registered owner of this Note hereby acknowledges receipt of a notice from [•] (the “Company”) as to the occurrence of a Fundamental Change with respect to the Company and specifying the Fundamental Change Repurchase Date and requests and instructs the Company to pay to the registered holder hereof in accordance with Section 15.02 of the Indenture referred to in this Note (1) the entire principal amount of this Note, or the portion thereof (that is $1,000 principal amount or an integral multiple thereof) below designated, and (2) if such Fundamental Change Repurchase Date does not fall during the period after a Regular Record Date and on or prior to the corresponding Interest Payment Date, accrued and unpaid interest, if any, thereon to, but excluding, such Fundamental Change Repurchase Date. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture.

In the case of Physical Notes, the certificate numbers of the Notes to be repurchased are as set forth below:

Dated: __________________

Signature(s)

Social Security or Other Taxpayer
Identification Number

Principal amount to be repaid (if less than all):
$      ,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Annex J-91

Attachment 3

[FORM OF ASSIGNMENT AND TRANSFER]

For value received hereby sell(s), assign(s) and transfer(s) unto (Please insert social security or Taxpayer Identification Number of assignee) the within Note, and hereby irrevocably constitutes and appoints attorney to transfer the said Note on the books of the Company, with full power of substitution in the premises.

In connection with any transfer of the within Note occurring prior to the Resale Restriction Termination Date, as defined in the Indenture governing such Note, the undersigned confirms that such Note is being transferred:

☐	To [•] or a subsidiary thereof; or
☐	Pursuant to a registration statement that has become or been declared effective under the Securities Act of 1933, as amended; or
☐	Pursuant to and in compliance with Rule 144A under the Securities Act of 1933, as amended; or
☐	Pursuant to and in compliance with Rule 144 under the Securities Act of 1933, as amended, or any other available exemption from the registration requirements of the Securities Act of 1933, as amended.

Dated: ____________________

__________________________

__________________________
Signature(s)

__________________________
Signature Guarantee

Signature(s) must be guaranteed
by an eligible guarantor institution
(banks, stock brokers, savings and loan
associations and credit unions) with
membership in an approved signature
guarantee medallion program pursuant
to Securities and Exchange Commission
Rule 17Ad-15 if Notes are to be delivered,
other than to and in the name of the
registered holder.

NOTICE: The signature on the assignment must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Annex J-92

EXHIBIT B

FORM OF PIK ELECTION NOTICE

ISSUER NOTIFICATION OF PIK INTEREST ELECTION

[   ], 20[   ]

This notification is delivered to you, U.S. Bank National Association, Trustee (the “Trustee”) under the indenture dated [•], 202[•], among [•] (the “Company”), the guarantors party thereto, and the Trustee (as amended, supplemented, or otherwise modified from time to time, the “Indenture”), in connection with the Company’s option to elect to pay PIK Interest as set forth in the Indenture. Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Indenture.

The undersigned Officer of the Company (the “Officer”) hereby certifies that the undersigned is authorized to execute this notification on behalf of the Company (and not in a personal capacity) and does hereby notify the Trustee and the Paying Agent, in the name and on behalf of the Issuer (and not in a personal capacity), that for the Interest Payment Date of [____________________], 20[    ], the Company shall pay [all] or [$        ] of the interest on the Notes that will be due and payable on such Interest Payment Date by way of a PIK Payment.

IN WITNESS WHEREOF, the undersigned have executed this Officer’s Certificate as of the date first written above.

By: ________________________________

Name: __________________________

Title: __________________________

Annex J-93

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Our Current Charter provides that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the DGCL. Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.

Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former officers and directors or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any by law, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Section 102(b)(7) of the DGCL, our Current Charter provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our Current Charter is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our Current Charter, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our Current Charter limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Our Current Charter also provides that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former officers and directors, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding.

Notwithstanding the foregoing, a person eligible for indemnification pursuant to our Current Charter will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by the Board, except for proceedings to enforce rights to indemnification.

The right to indemnification which will be conferred by our Current Charter is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our Current Charter or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our Current Charter may have or hereafter acquire under law, our Current Charter, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our Current Charter affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our Current Charter also permits us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our Current Charter.

Our current bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those which are set forth in our Current Charter. In addition, our bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by the Board, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

We have entered into indemnification agreements with each of our officers and directors a form that was filed as Exhibit 10.5 of our Registration Statement on Form S-1, filed with the SEC on January 4, 2021. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
2.1†

Merger Agreement, dated as of November 10, 2021, by and among VTAQ, Ventoux Merger Sub, Ventoux Merger Sub II and Presto (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex A-1).

2.2

Merger Agreement Amendment, dated as of April 1, 2022, by and among VTAQ, Ventoux Merger Sub, Ventoux Merger Sub II and Presto (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex A-2).

3.1	Proposed Certificate of Incorporation of VTAQ (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex B).
3.2	Proposed Bylaws of VTAQ (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex C).
5.1*	Opinion of Dentons US LLP as to the validity of the securities being registered.
10.1	Incentive Award Plan for Presto Technologies, Inc. (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex D).
10.2	Employee Stock Purchase Plan for Presto Technologies, Inc. (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex E).
10.3	Debt Subscription Agreement (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex F).
10.4	Form of Equity Subscription Agreement (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex G).
10.5	Form of Amended & Restated Warrant Agreement (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex H).
10.6	Form of Amended & Restated Registration Rights Agreement (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex I).
10.7

Warrant Agreement, dated December 23, 2020, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of VTAQ’s Current Report on Form 8-K, filed with the SEC on December 30, 2020).

10.7

Rights Agreement, dated December 23, 2020, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.4 of VTAQ’s Current Report on Form 8-K, filed with the SEC on December 30, 2020).

10.9

Letter Agreements, dated December 23, 2020, by the Company’s officers, directors and initial stockholders (incorporated by reference to Exhibit 10.1 of VTAQ’s Current Report on Form 8-K, filed with the SEC on December 30, 2020).

10.10

Investment Management Trust Agreement, dated December 23, 2020, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 of VTAQ’s Current Report on Form 8-K, filed with the SEC on December 30, 2020).

10.11

Registration Rights Agreement, dated December 23, 2020, by and among the Company and the initial stockholders of the Company (incorporated by reference to Exhibit 10.4 of VTAQ’s Current Report on Form 8-K, filed with the SEC on December 30, 2020).

Exhibit No.	Description
10.12

Business Combination Marketing Agreement, dated December 23, 2020, by and between the Company and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 10.8 of VTAQ’s Current Report on Form 8-K, filed with the SEC on December 30, 2020).

10.13

Administrative Services Agreement, dated December 23, 2020, by and between the Company and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 10.9 of VTAQ’s Current Report on Form 8-K, filed with the SEC on December 30, 2020).

10.14	Promissory Note to Ventoux Acquisition Holdings LLC
10.15	Promissory Note to Chardan International Investments, LLC
10.16	Promissory Note to Ventoux Acquisition Holdings LLC
10.17	Promissory Note to Chardan International Investments, LLC
23.1	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of VTAQ
23.2	Consent of Moss Adams LLP, independent registered public accounting firm of E La Carte, Inc., d/b/a Presto.
23.3*	Consent of Dentons US LLP (included in Exhibit 5.1 hereto).
24.1*	Power of Attorney (included on the signature page to the proxy statement/prospectus which forms a part of this registration statement)
99.1*	Consent of Krishna K. Gupta to be named as a Director.
99.2*	Consent of Ilya Golubovich to be named as a Director.
99.3*	Consent of Kim Axel Lopdrup to be named as a Director.
99.4*	Consent of Rajat Suri to be named as a Director.
99.5*	Consent of Gail Zauder to be named as a Director.
99.6	Form of Preliminary Proxy Card
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107*	Registration Fee Table

____________

*        Previously filed.

†        Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Item 22. Undertakings.

(a)     The undersigned registrant hereby undertakes as follows:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.       Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.      Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.     The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.      Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred` or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on April 8, 2022.

VENTOUX CCM ACQUISITION CORP.
By:	/s/ Edward Scheetz
Edward Scheetz, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Edward Scheetz	Chief Executive Officer and Chairman	April 8, 2022
Edward Scheetz	(Principal Executive Officer)
*	Chief Financial Officer and Director	April 8, 2022
Matthew MacDonald	(Principal Financial and Accounting Officer)
*	Director	April 8, 2022
Jonas Grossman
*	Director	April 8, 2022
Alex Weil
*	Director	April 8, 2022
Woodrow H. Levin
*	Director	April 8, 2022
Julie Atkinson
*	Director	April 8, 2022
Christian Ahrens
*	Director	April 8, 2022
Bernard Van der Lande
* By:	/s/ Edward Scheetz
Edward Scheetz Attorney-in-fact